7/29

08004055

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Basin Shipping Ltd

*CURRENT ADDRESS 7/F, Hutchison House
10 Harcourt House
10 Harcourt Road
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 31 2008
THOMSON REUTERS

FILE NO. 82- 35219 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS
DAT : 7/30/08

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 1 of 6

Item No.	***Date***	***Document***
A1	February 13, 2007	Acquisition of Vessels to be Constructed and Sale and Time Charter Back of that Vessel AND Clarification in Relation to the Appointment of Director
B1	March 5, 2007	Appointment of Executive Director
B2	March 5, 2007	2006 Annual Results
B3	March 6, 2007	Circular - Acquisition of Vessels to be Constructed and Sale of a Vessel and Time Charter Back of that Vessel
B4	March 13, 2007	Annual Report 2006

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
A1	February 13, 2007	Acquisition of Vessels to be Constructed and Sale and Time Charter Back of that Vessel AND Clarification in Relation to the Appointment of Director

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF VESSELS TO BE CONSTRUCTED AND SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL AND CLARIFICATION IN RELATION TO THE APPOINTMENT OF DIRECTOR

Acquisition of Vessels to be Constructed

On 22 December 2006, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Giant Line Inc., S.A. to acquire from it a newbuilding handysize vessel (Vessel A) for a consideration of approximately US$27,900,000 (approximately HK$217,620,000).

On 13 February 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA also with Giant Line Inc., S.A. to acquire from it another newbuilding handysize vessel (Vessel B) for a consideration of approximately US$27,793,000 (approximately HK$216,785,400).

Pursuant to the First MOA and the Second MOA, the consideration for both vessels is denominated in Japanese Yen with each vessel being priced at JPY3,050,000,000 and at an aggregate of JPY6,100,000,000 or approximately US$55,693,000 (approximately HK$434,405,400). The above consideration in US Dollars is converted according to the forward exchange rates stipulated under certain forward foreign exchange contracts that were entered into with a bank in relation to the acquisitions.

Sale of a Vessel and Time Charter Back of that Vessel

On 12 February 2007 (European Time), another indirect wholly-owned subsidiary of the Company entered into the Third MOA with K/S Danskib 59 to sell to it a handysize vessel, named "Oak Harbour" (Vessel C), for a consideration of US$24,000,000 (approximately HK$187,200,000).

Simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with K/S Danskib 59 to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years commencing immediately upon the delivery of Vessel C.

The time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

There is no relationship between (A) the acquisition of vessels to be constructed under the First MOA and the Second MOA and (B) the sale of the vessel contemplated under the Third MOA, other than that the Second MOA and the Third MOA were signed at around the same time.

Principal terms of the MOAs are set out below in this announcement.

The acquisition of Vessel A and Vessel B will enable the Company to secure two additional newbuilding vessels for its handysize fleet. On the other hand, the sale of Vessel C will enable the Company to release one of the oldest vessels from its own fleet and generate cash with the intention to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of Vessel C back to the Company's chartered fleet for 3 years allows the Company to retain commercial control over Vessel C until the deliveries of Vessel A and Vessel B. These transactions are consistent with the Company's strategy in maintaining a modern handysize fleet.

The transactions contemplated under the MOAs are not discloseable individually.

With regard to the First MOA and the Second MOA, as the seller of Vessel A and Vessel B is the same, the transactions contemplated under the First MOA and the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules.

With regard to the Third MOA, as the ultimate beneficial owner of K/S Danskib 59 is the same as that of K/S Danskib 55 and K/S Danskib 54 to whom the Company sold "Patagonia" and "Ocean Logger" respectively (as previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006), the transaction contemplated under the Third MOA, when aggregated with the previously announced discloseable transactions, constitutes a discloseable transaction of the Company under the Listing Rules.

Accordingly, the transactions contemplated under the MOAs are required to be disclosed by way of this announcement. A circular with further details of the transactions will be issued to Shareholders shortly.

Clarification in relation to the Appointment of Director

Reference is made to the announcement dated 21 August 2006 in relation to the appointment of Mr. Wang Chunlin as executive director of the Company with effect from 1 September 2006. As required to be disclosed pursuant to Rule 13.51(2)(a) of the Listing Rules, Mr. Wang was aged 43 as at the date of such announcement.

BACKGROUND FOR THE ACQUISITION OF VESSELS TO BE CONSTRUCTED

On 22 December 2006, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Giant Line Inc., S.A. to acquire from it Vessel A for a consideration of approximately US$27,900,000 (approximately HK$217,620,000). Vessel A is a newbuilding handysize vessel to be constructed and equipped by a shipyard in Japan and is currently expected to be delivered in the first half of 2008.

On 13 February 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA also with Giant Line Inc., S.A. to acquire from it Vessel B for a consideration of approximately US$27,793,000 (approximately HK$216,785,400). Vessel B is a newbuilding handysize vessel to be constructed and equipped by the same shipyard in Japan as Vessel A, and is currently expected to be delivered in the third quarter of 2009.

Principal terms of the First MOA and the Second MOA are set out below.

The transactions contemplated under the First MOA and the Second MOA, individually, do not constitute discloseable transactions under the Listing Rules. As the seller of the Newbuilding Vessels is the same, the transactions contemplated under the First MOA and the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement.

THE FIRST MOA AND THE SECOND MOA

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	:	22 December 2006, for the First MOA; and		
		13 February 2007, for the Second MOA.		
Parties	:	Purchasers	:	Helen Shipping (BVI) Limited, for the First MOA ("First MOA Purchaser"); and
				Investors Choice Limited, for the Second MOA ("Second MOA Purchaser"),
				each being an indirect wholly-owned subsidiary of the Company.

		Seller : Giant Line Inc., S.A. ("Giant Line"), which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Giant Line is the owning of shipping vessels (including the Newbuilding Vessels) and the principal business activity of the ultimate beneficial owner of Giant Line is the owning and operating of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, the Company has not entered into any transaction with Giant Line or with parties connected or otherwise associated with one another and there are no other relationships amongst Giant Line or its ultimate beneficial owner with whom the Company has entered into transactions (including the Third MOA Purchaser and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels during the 12 months prior to the dates of the First MOA and the Second MOA.
Assets to be acquired	:	In respect of the First MOA, a newbuilding handysize dry bulk carrier of approximately 28,000dwt ("Vessel A"); and In respect of the Second MOA, a newbuilding handysize dry bulk carrier of approximately 28,000dwt ("Vessel B"). Both Newbuilding Vessels will be constructed and equipped by the same shipyard in Japan. It is currently expected that the Newbuilding Vessels will be registered under the laws and flag of Hong Kong and will be operated by the Company upon their respective deliveries.
Consideration	:	Vessel A: JPY3,050,000,000, or approximately US$27,900,000 (approximately HK$217,620,000); and Vessel B: JPY3,050,000,000, or approximately US$27,793,000 (approximately HK$216,785,400). Pursuant to the First MOA and the Second MOA, the consideration for both Newbuilding Vessels is denominated in Japanese Yen with each Newbuilding Vessel being priced at JPY3,050,000,000. The total consideration for the Newbuilding Vessels is JPY6,100,000,000, or approximately US$55,693,000 (approximately HK$434,405,400) in aggregate. The above consideration in US Dollars is converted according to the forward exchange rates stipulated in the Forward Contracts. With the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Newbuilding Vessels, the Company has entered into certain forward foreign exchange contracts with a bank (the "Forward Contracts") to buy a total of JPY6,100,000,000 and simultaneously sell approximately US$55,693,000 (approximately HK$434,405,400). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessels. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole. It is intended that payment of the consideration of the Newbuilding Vessels will be satisfied entirely in cash, approximately 40% of which is expected to be funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.
Payment terms	:	Under the First MOA, 10% of the consideration, being JPY305,000,000, or approximately US$2,647,000 (approximately HK$20,646,600) converted pursuant to the Forward Contracts, was paid at the time of signing the First MOA, with the balance payable during 2008. Under the Second MOA, 10% of the consideration, being JPY305,000,000 or approximately US$2,538,000 (approximately HK$19,796,400) converted pursuant to the Forward Contracts, shall be payable at the time of signing the Second MOA, with the balance payable during 2008 and 2009. The outstanding payments will be made according to the stages of construction of the Newbuilding Vessels and the amount to be made by the Company for the Newbuilding Vessels is currently expected to be approximately US$28,000,000 (approximately HK$218,400,000) in the financial year 2008 and approximately US$22,508,000 (approximately HK$175,562,400) in the financial year 2009, being US$50,508,000 (approximately HK$393,962,400) in total.
Guarantees	:	In connection with the purchase of the Newbuilding Vessels, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with Giant Line to guarantee the performance of each of the First MOA Purchaser and the Second MOA Purchaser of all their obligations, duties and liabilities under the First MOA and the Second MOA, respectively.
Completion and delivery	:	Pursuant to the First MOA, the latest date for completion is 30 June 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place in the first half of 2008. The Company will make a further announcement if the delivery of Vessel A does not take place by 30 June 2008. Pursuant to the Second MOA, the latest date for completion is 30 September 2009 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B will take place in the third quarter of 2009. The Company will make a further announcement if the delivery of Vessel B does not take place by 30 September 2009.

BACKGROUND FOR THE SALE AND TIME CHARTER BACK OF "OAK HARBOUR"

On 12 February 2007 (European Time), another indirect wholly-owned subsidiary of the Company entered into the Third MOA with K/S Danskib 59 to sell to it "Oak Harbour" (Vessel C), a 1995 built handysize vessel, for a consideration of US$24,000,000 (approximately HK$187,200,000).

In addition, simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with K/S Danskib 59 to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years commencing immediately upon the delivery of Vessel C.

Principal terms of the Third MOA and the time charterparty are set out below.

The transaction contemplated under the Third MOA itself does not constitute a discloseable transaction of the Company under the Listing Rules. As the ultimate beneficial owner of K/S Danskib 59 is the same as that of K/S Danskib 55 and K/S Danskib 54 to whom the Company sold "Patagonia" and "Ocean Logger" respectively (as previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006), the transaction contemplated under the Third MOA, when aggregated with the previously announced discloseable transactions, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement.

THE THIRD MOA

The terms and conditions in the legally binding Third MOA are described below:

Date	:	12 February 2007 (European Time)
Parties	:	Purchaser : K/S Danskib 59 ("Third MOA Purchaser"), which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the Third MOA Purchaser will be the owning of Vessel C. The principal business activity of the ultimate beneficial owner of the Third MOA Purchaser is the owning of shipping vessels.

The ultimate beneficial owner of the Third MOA Purchaser is also the same as that of (i) the purchasers of "Patagonia" and "Ocean Logger" and (ii) the seller of "Shinyo Challenge" (now renamed "Mount Cook"), which were previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006. As previously disclosed, the Company acquired "Shinyo Challenge" by exercising a purchase option granted to it under a charterparty agreement in March 2006 ("Shinyo Challenge Acquisition"). The Shinyo Challenge Acquisition itself did not constitute a discloseable transaction under the Listing Rules and is not related to the present transaction involving the sale of Vessel C, nor is it related to the sale of "Patagonia" and "Ocean Logger". Hence, the sale of Vessel C under the Third MOA and the sale of "Patagonia" and "Ocean Logger" are not required to be aggregated with the Shinyo Challenge Acquisition under the Listing Rules.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and the announcement dated 12 September 2006 and the circular dated 3 October 2006 in relation to the sales of "Patagonia" and "Ocean Logger" and the Shinyo Challenge Acquisition, the Company has not entered into any transaction with the Third MOA Purchaser or with parties connected or otherwise associated with one another and there are no other relationships amongst the Third MOA Purchaser or its ultimate beneficial owner with whom the Company has entered into transactions (including Giant Line and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the Third MOA.

Seller : Oak Harbour Limited, being an indirect wholly-owned subsidiary of the Company.

Asset to be sold : A 1995 built handysize dry bulk carrier of 28,760dwt, named "Oak Harbour" ("Vessel C"). The flag of Vessel C is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.

Net profits attributable to Vessel C : US$595,000 (approximately HK$4,641,000) for the period from 16 August 2004 (being the date of incorporation of Oak Harbour Limited) to 31 December 2004 and US$2,622,000 (approximately HK$20,451,600) for the year ended 31 December 2005.

There is no taxation on the net profits attributable to Vessel C.

Carrying value of Vessel C : The carrying value of Vessel C in the Company's accounts was approximately US$14,472,000 (approximately HK$112,881,600) as at 12 February 2007.

Consideration : US$24,000,000 (approximately HK$187,200,000), which includes a commission payable by the Company to a third party in relation to the completion of the Third MOA, representing 2% on the underlying consideration, i.e. US$480,000 (approximately HK$3,744,000). Such consideration (including the commission payable) was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact age and size of Vessel C from which to make a direct comparison. In addition, no third party valuation has been performed on Vessel C.

The Directors believe that such consideration (including the commission payable), which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms : Under the Third MOA, the consideration for the sale of Vessel C shall be receivable in the following manner:

- 10% of the purchase price (being the deposit) shall be received at the time of signing the Third MOA; and
- The balance of the purchase price shall be received in full upon the delivery of Vessel C.

Completion and delivery : Pursuant to the Third MOA, the latest date for completion is 31 May 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel C will take place in the second quarter of 2007. The Company will make a further announcement if the delivery of Vessel C does not take place by 31 May 2007.

Expected disposal gain : The estimated gain that is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007 in respect of Vessel C is US$9,048,000 (approximately HK$70,574,400). The estimated gain is calculated as the difference between the sale price of Vessel C, net of the commission payable to a third party, and its approximate carrying value in the Company's accounts at 12 February 2007.

Application of sale proceeds : The Company intends to retain the sale proceeds of Vessel C, after paying the commission of US$480,000 (approximately HK$3,744,000) to a third party in relation to the completion of the Third MOA, for general working capital and for funding investment projects that may be entered into by the Company in the future should suitable opportunities arise. As of the date of this announcement, the Company has not entered into any negotiations or agreements in relation to such initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTY

In addition, simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with the Third MOA Purchaser to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years from 31 May 2007, or such earlier time if Vessel C is to be delivered before this date. The Company does not have the option to re-purchase Vessel C during or at the end of the charter period.

The time charter rate of Vessel C was determined after arm's length negotiation, on normal commercial terms and by reference to the consideration receivable for Vessel C. The time charter rate is considered to be competitive as compared with the current market time charter rates.

The time charterparty is a separate agreement to the Third MOA and they are not interconditional. The transaction to time charter Vessel C back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of this operating lease, when aggregated with the operating leases under the time charters of "Patagonia" and "Ocean Logger" as previously disclosed in the announcement dated 12 September 2006 and the circular dated 3 October 2006, do not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the time charterparty in respect of Vessel C does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. On the other hand, the sale of Vessel C will enable the Company to release one of the oldest vessels from its own fleet and generate cash with the intention to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of Vessel C back to the Company's chartered fleet for 3 years allows the Company to retain commercial control over Vessel C until the deliveries of the Newbuilding Vessels. Accordingly, the transactions contemplated under the MOAs are consistent with the strategy of maintaining a modern handysize fleet.

The expected benefit following the acquisition of the Newbuilding Vessels will be an anticipated increase in handysize revenue days of approximately 210 days in 2008 and approximately 510 days in 2009. Such increase in handysize revenue days is expected to enhance earnings accordingly. The sale and time charter back of Vessel C will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the 3-year charter period. However, the sale of Vessel C will result in a disposal gain estimated to be US$9,048,000 (approximately HK$70,574,400) which will accrue in the consolidated financial statements of the Company for the year ending 31 December 2007.

The Directors believe that the terms of the MOAs, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessels and the sale and time charter back of Vessel C are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of Vessel C from the owned fleet to the chartered fleet, the Company's core handysize fleet will comprise 57 vessels (1,657,628dwt), including 20 owned vessels (592,284dwt), 33 long-term chartered-in vessels (963,164dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, currently amounting to two vessels.

In addition, following the signing of the First MOA and the Second MOA, the Company shall have increased the number of newbuilding vessels on order to 13 (approximately 400,000dwt in aggregate), five of which are scheduled to deliver in 2007, four in 2008 and four in 2009. All these newbuilding vessels, except one (approximately 28,100dwt) which will be employed on long-term time charter, will enter into the Company's owned fleet upon their deliveries.

Handymax Fleet

As at the date of this announcement, the Company's core handymax fleet comprises six vessels (309,082dwt), including two owned vessels (97,972dwt) and four long-term chartered-in vessels (211,110dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, currently amounting to 15 vessels.

In addition, the Company has entered into a construction and sale contract with a Japanese shipbuilding company to acquire from it a newbuilding handymax vessel of approximately 54,000dwt. The delivery of the vessel is currently scheduled to be in the second half of 2008. Such acquisition did not constitute a discloseable transaction under the Listing Rules.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

The transactions contemplated under the First MOA and the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules. The transaction contemplated under the Third MOA, when aggregated with the sale of "Patagonia" and "Ocean Logger" as previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006, constitutes a discloseable transaction of the Company under the Listing Rules. Accordingly, the transactions contemplated under the MOAs are required to be disclosed by way of this announcement. A circular containing further details of the transactions will be issued to Shareholders shortly.

CLARIFICATION IN RELATION TO THE APPOINTMENT OF DIRECTOR

Reference is made to the announcement dated 21 August 2006 in relation to the appointment of Mr. Wang Chunlin as executive director of the Company with effect from 1 September 2006. As required to be disclosed pursuant to Rule 13.51(2)(a) of the Listing Rules, Mr. Wang was aged 43 as at the date of such announcement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that country is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means dead weight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 22 December 2006 entered into between the First MOA Purchaser and Giant Line for the acquisition of Vessel A by the First MOA Purchaser;
"First MOA Purchaser"	Helen Shipping (BVI) Limited;
"Forward Contracts"	means the forward foreign exchange contracts the Company entered into with a bank with the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Newbuilding Vessels, under which the Company will, in aggregate, buy JPY6,100,000,000 and simultaneously sell approximately US$55,693,000. The settlement dates are set according to the payment terms of the First MOA and the Second MOA;
"Giant Line"	Giant Line Inc., S.A., being the seller of the Newbuilding Vessels;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members and is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Japanese Yen" or "JPY"	means Japanese yen, the lawful currency of Japan;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOAs"	means the First MOA, the Second MOA and the Third MOA;
"Newbuilding Vessels"	means Vessel A and Vessel B, and a "Newbuilding Vessel" shall mean each and any one of them as the context so requires;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 13 February 2007 entered into between the Second MOA Purchaser and Giant Line for the acquisition of Vessel B by the Second MOA Purchaser;
"Second MOA Purchaser"	Investors Choice Limited;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Third MOA"	means the legally binding unconditional Memorandum of Agreement dated 12 February 2007 (European Time) entered into between the Third MOA Purchaser and Oak Harbour Limited for the sale of Vessel C to the Third MOA Purchaser;
"Third MOA Purchaser"	K/S Danskib 59;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A"	means a newbuilding handysize dry bulk carrier of approximately 28,000dwt. The newbuilding vessel, with hull no. S-650, will be constructed by a shipyard in Japan and is expected to be delivered during the first half of 2008. It is currently expected that it will be registered upon its delivery under the laws and flag of Hong Kong;
"Vessel B"	means a newbuilding handysize dry bulk carrier of approximately 28,000dwt. The newbuilding vessel, with hull no. S-H539, will be constructed by the same shipyard in Japan as Vessel A and is expected to be delivered during the third quarter of 2009. It is currently expected that it will be registered upon its delivery under the laws and flag of Hong Kong; and

"Vessel C"	means a 1995 built handysize dry bulk carrier of 28,760dwt, named "Oak Harbour". The present flag of the vessel is Hong Kong and its place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.

By Order of the Board
Andrew Broomhead
Company Secretary

Hong Kong, 13 February 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Paul Charles Over and Wang Chunlin, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B1	March 5, 2007	Appointment of Executive Director

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

APPOINTMENT OF EXECUTIVE DIRECTOR

On 5 March 2007, the Board of the Company announces that Mr. Jan Rindbo has been appointed as an executive director of the Company with effect from 1 April 2007.

Appointment of Mr. Jan Rindbo as Executive Director

The board of directors (the "Board") of Pacific Basin Shipping Limited (the "Company") is pleased to announce the appointment of Mr. Jan Rindbo as an executive director of the Company with effect from 1 April 2007.

Mr. Rindbo, aged 32, graduated from Naestved Business College in Denmark in 1993. In 1994 following his military service, he joined TORM, a major Danish ship owning and operating group listed in Copenhagen and on NASDAQ in New York, where he specialised in handysize chartering activities and pool operations. He was promoted to the position of Chartering Manager with TORM Asia, Hong Kong in 1996. From 1998 to 1999, he served with TORM in Denmark and was then promoted as Vice President with TORM Bulk USA in Portland, Oregon in 1999. He returned to Hong Kong to manage the activities of the International Handybulk Carriers Pool (the "IHC Pool") established by the Company in 2001. He was initially seconded by TORM to the Company and became fully employed by the Company in 2004. He is currently responsible for the chartering and commercial operations of handysize and handymax vessels through the IHC Pool and the International Handymax Carriers Pool.

Mr. Rindbo has entered into a new service agreement with the Company dated 2 March 2007 under which he has agreed to act as an executive director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 April 2007. Mr. Rindbo will receive from the Company an emolument at the rate of US$330,000 per annum, which is inclusive of salary and retirement scheme contribution, rental reimbursement and company car benefit, and payable in arrears in monthly installments at the rate of US$27,500 per month. He is also eligible to receive a bonus of up to 100% of his emolument, which will be pro-rated for the number of months he acts as a senior manager and a director for the year of 2007 (the "Target Bonus"). The Target Bonus will be at the discretion of the Board. Mr. Rindbo's emolument is agreed between the Company and Mr. Rindbo and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally. In addition, Mr. Rindbo is interested in 1,200,000 share options which were granted to him under the Long Term Incentive Scheme (the "LTIS") on 14 July 2004 pursuant to which he is entitled to subscribe for 1,200,000 shares of the Company at the exercise price of HK$2.50 per share. Such share options are exercisable from 14 July 2007 to 14 July 2014.

Save as disclosed above, Mr. Rindbo does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Rindbo is a beneficial owner of 3,026,370 shares in the Company and is interested in 1,200,000 share options (as disclosed above) of the Company. Other than these shares and share options, Mr. Rindbo does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Rindbo has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board and Mr. Rindbo are not aware of any other matters that need to be brought to the attention of holders of securities of the Company in relation to his appointment as an executive director of the Company.

The Company would like to welcome Mr. Rindbo in joining the Board and believes that his extensive experience in the shipping business will be beneficial to the Company.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 5 March 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Paul Charles Over and Wang Chunlin, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B2	March 5, 2007	2006 Annual Results

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)
www.pacbasin.com

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

The Directors of Pacific Basin Shipping Limited ("Pacific Basin" or the "Company") are pleased to announce the audited results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2006 as follows:

Highlights

US$ million	**Year Ended 31 December 2006**	**2005**
Turnover	**620.4**	433.7
Time Charter Equivalent Earnings	**344.8**	264.7
Profit Attributable to Shareholders	**110.3**	147.1
Basic Earnings per Share (US cents)	**8.3**	11.6
Basic Earnings per Share (HK cents)	***65***	*90*

- Group profits for the year were US$110.3 million (2005: US$147.1 million) as a result of a relatively weak first half dry bulk market compared to an exceptionally strong second half 2005. Basic earnings per share were HK 65 cents (2005: HK 90 cents)
- A year of two halves saw Group profits more than double from US$36.4 million in the first half to US$73.9 million in the second half 2006
- Net cash from operating activities of US$148.2 million (2005: US$173.3 million)
- Strong balance sheet with total assets of US$919.9 million and shareholders' equity of US$485.0 million. Return on average equity was 36% (2005: 54%)
- Proposed final dividend of HK 22.5 cents per share. Together with the interim dividend of HK 20 cents per share, this brings total dividends for the year to HK 42.5 cents per share, representing a payout ratio of 71% and total shareholders' return (including share price capital gain and dividends paid during the year) of 51%
- 15% increase in handysize revenue days to 16,420 in 2006 (2005: 14,260) due to expanded owned and long term chartered fleet. A further 23% year on year increase to 20,190 handysize revenue days is already committed for 2007. In 2006 the Group earned an average US$15,420 (2005: US$17,100) per handysize revenue day
- Our fleet now totals 77 vessels (February 2006: 60) comprising 35 owned, 38 long term chartered and 4 managed vessels. The total includes 58 handysize and 6 handymax vessels afloat, and 12 handysize and 1 handymax newbuildings
- Total vessel expenditure during the year of US$285.1 million (2005: US$118.8 million), including 8 handysize and 2 handymax acquisitions, plus instalments on 10 newbuildings
- Positive dry bulk market outlook for 2007 supported by a continued healthy global economy and a strong appetite for commodities which is expected to absorb slowing new ship deliveries
- Contract cover is in place for 58% of current 20,190 handysize revenue days in 2007 at an expected yield of about US$17,000 per day upon execution of voyages. Baltic Handysize spot index on 28 February 2007 stood at US$20,447 per day net

CHAIRMAN'S STATEMENT

Pacific Basin continues to provide seaborne freight services to many of the world's leading commodities and industrial companies as its main business. The Group had a generally satisfactory 2006, although profits decreased by 25% to US$110.3 million and basic earnings per share by 28% to HK 65 cents from the very strong 2005 results. This was due to the quieter dry bulk shipping market in the opening months of the year, which produced a first half profit of only US$36.4 million compared to US$73.9 million in the second half. Turnover increased by 43% to US$620.4 million and cargo carried by 59% to 21.1 million tonnes.

Given the Group's steady performance in a more variable year for freight rates and in anticipation of continued growth in seaborne demand for dry commodities the Board has recommended a final dividend of HK 22.5 cents per share, bringing the total for 2006 to HK 42.5 cents per share. This represents a 71.2% payout ratio (2005: 73.1%). With an encouraging start to 2007, and 58% of our 2007 handysize revenue days already covered at about US$17,000 per day (including an assumed US$1,000 "execution premium"), the Board has reaffirmed that it expects to maintain its dividend policy at a minimum of 50% of annual distributable profits.

Highlights of the year included: (a) a reassessment of the direction of the market in the spring which led to the purchase of a number of vessels at reasonable price levels before the uptrend in demand became too apparent; (b) the subsequent development of a very robust bulk shipping market from the summer; and (c) the raising of US$154 million of new equity in the autumn against a backdrop of favourable financial and freight markets.

Pacific Basin has made commitments totalling US$354 million in 10 second hand vessels and five newbuildings during 2006. Our core fleet on the water grew by 14 vessels (or 28%) to 64 vessels and will be augmented by four to be delivered in 2007, five in 2008, and a further four in 2009, based only on commitments to date. This brings the total to 77 including 13 newbuildings of which seven are on order from established Japanese yards and six from Jiangmen Nanyang Shipyard in Guangdong, China. Including the ships on short term charter, the current overall total fleet is almost 100.

During the year we sold two older ships with three year charter backs in order to maintain the low average age and uniform quality of our fleet without sacrificing vessel days during the period 2007 to 2009.

As a result of the stronger freight market, dry bulk vessel prices have continued to rise, and whilst still confident that favourable conditions will prevail in our sector, we have chosen to adopt an opportunistic approach to further acquisitions for the present. Beyond our tonnage portfolio, we are also evaluating maritime infrastructure investments including dry cargo terminals in China where potential longer term returns look attractive.

The handysize dry bulk sector in which Pacific Basin predominantly operates continued to show some of the strongest fundamentals of any shipping sector in 2006. The 25,000-35,000 deadweight world fleet has the oldest age profile of any dry bulk or other major cargo ship type, with vessels averaging almost 18 years. According to Clarkson, 23% of the fleet (279 out of 1,217 vessels) is at or over 27 years old, which is the historical average scrapping age. Against this, the handysize orderbook has risen year on year to 15% (180 vessels) of the existing fleet, but most of the new orders are for delivery after 2009 because shipyards are full in the near term. As a result we can expect only very modest overall handysize fleet growth in the next few years. Pacific Basin continues to own and operate one of the most modern (average age just over six years) shallow draft, craned (or "geared") dry bulk fleets, capable of loading and discharging many different cargoes at most ports worldwide.

The handymax sector in which we own only two ships and rely heavily on chartered in tonnage shows fundamentals more in line with the overall dry bulk fleet, with an orderbook standing at 23% and an average vessel age of 11.5 years. These vessels which are larger (40,000 to 60,000 deadweight tonnes) than handysizes are geared and versatile. Although they carry a narrower range of cargoes than handysize they are still able to access many ports unsuitable for panamax and capesize bulk carriers.

Overall, the dry bulk freight rate outlook remains very positive as a result of the vigorous demand for raw materials from China and other developing economies and the increasing distances that cargoes are shipped as Asian economies have to look further afield to satisfy their sourcing needs.

Against this background, 2006 witnessed a further expansion of our International Handybulk Carriers ("IHC") and International Handymax Carriers ("IHX") pools. Although handysize remains our core business, the new handymax division saw its first full year of trading and has grown to become a significant operator in its sector. Despite losing money (partly as a cost of entry, partly by misreading the market early in the year), its current position indicates that it will be profitable in 2007. With our hedging of positions, future progress will be dependent less upon our market forecasting than on good operations and the success we have in customer relationships, leading to the securing of complementary cargoes.

Customer service is a high priority for everyone at Pacific Basin. Our chartering, operations and technical teams work hard to secure efficient, safe passage for the growing volume of commodities which we carry. Satisfaction of the high expectations of our principal charterers is vital to our success and we will endeavour to make further improvements to the quality of service we provide.

Environmental awareness is also of vital importance to Pacific Basin. We operate a relatively young, and therefore fuel-efficient, fleet and the Group has maintained certification to the ISO 14001 environmental standard of Lloyds Register Quality Assurance since 2005. Management is going beyond these standards to implement new environmentally sound practices on our vessels where practicable, and we are aware that there is always more that can be done.

The Group has grown considerably over the past year and now employs 260 shore based staff around the world, as well as over 1,000 seafarers who man our owned fleet. In 2006 we opened offices in Fujairah, Dubai and Beijing, and further expansion of the network is planned.

China and the Middle East are two key regions of great business potential. Our new office in Beijing is well equipped to build cargo and corporate relationships and has already negotiated the contribution of tonnage by China's largest power producer to our IHX Pool. In Dubai, we have a new regional presence to add to our existing joint venture with the Government of Fujairah and others in the trading and shipment of aggregates. This joint venture saw an encouraging first year and extended its activities to include tug and barge transportation, loading cargoes from Fujairah over its own long-term leased wharf facilities.

Pacific Basin's activities are management intensive, requiring skill and dedication to extract the maximum benefit from our existing business and the development of our new ventures. Led by Mr. Richard Hext, Chief Executive Officer, the team has been strengthened by the arrival in September of Mr. Klaus Nyborg, formerly of TORM, as Deputy Chief Executive Officer. In the same month the Board was joined by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, who now heads our China maritime infrastructure team. Mr. Jan Rindbo, who manages our handysize business, has been invited to take the Board seat of Mr. Paul Over, who is resigning from the Board in April. Mr. Over has played an important role in the development of Pacific Basin since its inception and we are pleased that he will remain close to the Group as a Senior Advisor.

We now have a well balanced and very competent team, paving the way for a reduction in my executive duties in due course in favour of more exclusively strategic responsibilities. With this in mind, my renewed contract (from 1 April) provides for a transition to a non-executive role at the appropriate time.

Our staff, both at sea and ashore, have accepted the challenges presented to them and have worked imaginatively and persistently to achieve the desired results. They take great personal pride in their responsibilities, for which we are very fortunate. Recognising this effort and the importance of retaining high quality staff in this buoyant shipping market, we plan to extend the scope of our Company's Long Term Incentive Scheme to include a broader range of key individuals. This will also help us to further align the interests of our staff with those of our shareholders.

Thank you for your support and confidence in our Company over the past year. 2007 has begun well and we will continue to do our best to create value for all our shareholders from the opportunities that lie ahead.

Christopher R. Buttery
Chairman

Hong Kong, 5 March 2007

MARKET REVIEW

In 2006 the dry bulk shipping market surprised most industry experts, who had forecast a relatively weak year on the back of historically high new vessel deliveries. Once again, demand for bulk commodities, particularly iron ore, surpassed expectations and easily absorbed the supply of ships. This was clearly indicated by the Baltic Dry Index ("BDI"), which opened 2006 at 2438 points and climbed 80% to finish the year at 4397 points after a particularly impressive performance in the second half.

The BDI, which tracks spot rates for capesize, panamax, and handymax (but not handysize until January 2007) dry bulk carriers, got off to a quiet start in 2006 mainly due to iron ore supply shortages and, consequently, to lower capesize requirements compared to the very solid second half of 2005. Towards the end of the second quarter, however, it started to become apparent that robust demand for commodities, particularly cement and steel out of China, had absorbed the record volumes of newbuilding deliveries. The recovery gathered pace during the third quarter, traditionally a quiet period, indicating that the market had embarked on a new cyclical upturn.

One of the key drivers behind the rising need for dry bulk ships is the steel industry, which in 2006 achieved record world crude steel output of 1,240 million metric tonnes, an increase of 8.8% from 2005[1]. Whilst China is leading the ramp-up in global production, realising year on year steel output growth of just under 18% in 2006[1], other major steel producing regions, such as the EU, CIS, North America, India, and Japan, also increased their production levels. This drove another outstanding year for shipments of iron ore, one of the most important commodities for dry bulk shipping. Another significant contributor to the strength of the dry bulk market was the fact that the majority of additional Chinese iron ore imports in 2006 was not supplied by Australia, already exporting at close to full capacity, but by Brazil. This has had significant tonne-mile implications, since two to three times as much shipping capacity is required to move the same volume of iron ore to China from Brazil as from Australia.

Other key dry bulk commodities also enjoyed vigorous demand in 2006, contributing to overall seaborne trade demand growth in 2006 of 5%-7% according to major shipbrokers. The actual figure is, however, increasingly difficult to calculate due partly to the tonne-mile factor already mentioned and partly to the growth of new trades which are not widely followed. For these reasons, we will be taking steps in 2007 to improve our in-house picture of overall dry bulk trade volumes.

The recovery of the capesize and panamax markets was preceded by improved handymax and handysize rates during the second quarter as a result of growing requirements for the so-called 'minor bulks' such as cement, steels and forest products with China, again, playing a key role both as major importer and exporter. Iron ore is the commodity that normally catches the headlines, but trade in a broad range of other cargoes has also expanded significantly in line with increased global GDP and industrial production. The alumina industry has been robust, supporting petcoke, bauxite and alumina shipments; demand for New Zealand timber has seen log exports to Asia and India climb, and the most visible minor bulk support has come from the cement trades in response to booming demand in the US and the Middle East. China has moved aggressively to fill a supply deficit and Chinese cement exports were up 63%[2] in 2006, absorbing much of the supply of new handymax vessels during the year.

The handysize market developed in line with the general dry bulk market, except that the recovery in this sector started during the first quarter from a February spot market low of US$11,000 per day to reach US$13,000 per day by end March. The market recovery continued in the second quarter with the newly introduced Baltic Handysize Index ("BHSI") climbing to almost US$15,000 per day net[3] by the end of June. But it was in the third quarter that the market really accelerated, with the BHSI reaching US$20,350 per day net by the end of September. After a long period of gains, the handysize market consolidated in the fourth quarter, but still managed to add another US$1,000 per day; thus the BHSI ended the year at US$21,350 per day net and as at 28 February stood at US$20,447 per day.

On the handymax front, the Baltic Supramax Index ("BSI") showed a little more volatility than the BHSI although the general trend was also in line with the BDI. A most interesting feature of handymax rates over 2006 was their upward advance on panamax rates, reflecting the greater operational versatility of geared handymax vessels and their increasing economic suitability for specific cargo sizes and types. The BSI closed 2006 at US$28,563 per day net, up 64% on US$17,384 at the beginning of the year, a rise driven mainly by Chinese steel and cement exports, and aided by increased congestion towards the end of the year. As at 28 February, the BSI stood at US$29,007 per day net.

Vessel Supply: Orderbook, Scrapping, Asset Values[4]

The overall dry bulk fleet grew by 6.7% (deadweight basis) during 2006. This is lower than the year before, when the fleet expanded by 7.0%, but is still historically high. The handysize 25,000 to 35,000 deadweight fleet segment, in which Pacific Basin operates, saw year on year fleet growth of only 1.4%, much the lowest of all the dry bulk sectors. Shipyards continue to prefer building larger sized bulkers, tankers, and container vessels, the construction of which yields higher margins.

Yard deliveries of dry bulk vessels in 2006 at 25.7 million deadweight were higher than the year before (23.4 million deadweight), but higher scrapping at 1.9 million deadweight against 1.0 million deadweight in 2005 resulted in slightly lower fleet growth in 2006 than in 2005. Despite the high level of yard deliveries, the average age of the dry bulk fleet increased from 15.0 years to 15.1 years per vessel. This was seen also in the handysize sector where, by the end of 2006, the 25,000-35,000 deadweight segment had an average fleet age of 17.9 years per vessel, 0.3 years higher than one year earlier. Despite more new ships coming out of the yards and some increased scrapping, the dry bulk trades are increasingly dependent on older vessels operating beyond their normal economic lifespan.

Dry bulk scrapping in 2006 was almost twice the level of the year before but remains well below the natural replacement level. Scrapping was unevenly distributed, with over 75% taking place in the first half of the year and then reducing to a trickle as a result of improved freight rates during the second half.

1 Source: IISI
2 Source: SSY
3 Net of 5% brokers' commissions included in the BHSI
4 Source: all fleet data from Clarkson

Not unexpectedly, the contracting of newbuildings picked up pace during the second half of the year as freight rates rose. This resulted in the dry bulk orderbook increasing from 20% of the fleet in the middle of the year to over 22% at the end of 2006. Although in itself a high level it must be remembered that yards already had good forward cover, and so most of the ordering during the second half of 2006 is for delivery in 2010 and beyond. The handysize orderbook is lower at 15% due to the scarcity of yard capacity willing to contract smaller dry bulk ships.

Even when accounting for some orders not caught in the published orderbook statistics, deliveries for 2007 are not expected to be very different to last year. Deliveries for 2008 are estimated to be lower.

Moreover, despite a high freight market and good earnings, an increasing number of the older ships will be forced to scrap. Fleet data indicates that about 26 million deadweight tonnes of dry bulk tonnage is over 27 years of age. This is equivalent to the entire dry bulk yard deliveries of 2006 and, although this will only disappear gradually, scrapping is expected to increase in 2007 and as a result to dampen supply growth from the new ships entering service. In the 25,000 to 35,000 deadweight tonne bracket, eight million deadweight tonnes – or 23% of the existing fleet – is aged 27 years or older, whereas the order book totals nearly six million deadweight tonnes, or 15% of the current fleet.

The weaker dry bulk market sentiment at the start of 2006 was reflected in ship values hitting a low point in February. On the back of improved prospects, prices for second hand ships began to climb, and by the start of the third quarter price levels had exceeded the previous all time highs set in the spring of 2005. Values continued to increase and by the end of the year prices for 5 years old handysize and handymax vessels were around 20%-30% higher than one year earlier according to Clarkson, although we put the rise at nearer 30%-40%.

BUSINESS REVIEW AND OUTLOOK

Handysize

Our International Handybulk Carriers ("IHC") Pool operates one of the largest modern handysize fleets in the world and specialises in offering freight services to leading industrial end users of handysize ships. IHC operates its fleet on a network of complementary trade routes that, in combination, minimise our empty – or 'ballast' – time. Fleet scale and a tight chartering operation enhance earnings whilst allowing IHC to offer its customers attractive rates and frequent, reliable service. The average age of IHC's fleet is just over six years versus a sector average of 18 years, a most important factor in helping IHC deliver reliable service. The recent boom in commodity markets has influenced a trend towards 'just-in-time' delivery of raw materials as companies limit their cargo stockpiles. Late delivery of cargo can result in a costly plant shutdown, and our customers therefore insist on punctual and reliable service, which IHC must deliver. IHC's staff are located in a comprehensive network of offices around the world, providing customers with dedicated sales and operational services in their respective time zones.

During 2006 IHC carried 15.8 million tonnes of cargo, up 17% from 2005. IHC recorded good growth across most of the commodities carried, but in particular the division saw strong increases in the volumes of steels (up 67%) and metal concentrates (up 43%) shipped in 2006. The increased volumes of these commodities reflect robust demand from the construction industry around the Pacific Rim as well as IHC's close ties with customers in this sector. Whereas the IHC fleet handled over 75 different individual commodities in 2006, its top five commodity groups were forest products, cement, grains, fertilisers and metal concentrates, which together accounted for 54% of the total volume carried. The wide range of cargoes carried demonstrates the versatility of handysize ships and their ability to produce more stable earnings than larger dry bulk ships, which carry a much narrower range of commodities.

Handysize revenue days increased 15% year on year to 16,420. This resulted from the growth of Pacific Basin's 'core' owned and long term chartered fleet to meet customer demands.

The trading pattern of IHC's fleet continues to focus on the Pacific Rim, where about 80% of its vessels are employed. IHC's core trades are centred around the carriage of "front haul" cargoes to the high growth countries in Asia from the resource-rich regions of Australia, New Zealand and the west coast of North America. An integral part of its operating strategy is to position ships back from Asia carrying revenue-generating "back haul" cargoes, thereby reducing the number of days that vessels spend in ballast. Our success with this strategy is reflected in the cargo volumes delivered to Australia, New Zealand and the west coast of North America, which are up by almost 50% year on year to a record 34% of all cargo discharged on IHC ships. IHC's ballast time in 2006 amounted to 14% of total fleet days, in line with 2005.

China's importance for dry bulk shipping is growing fast, but not merely as a major importer of raw materials. In 2006 China emerged as a major supplier of cement and steels to the world market as local production capacity outstripped local consumption growth. This is reflected in the volumes of cement and steels carried by IHC out of China in 2006, up 69% and 65% respectively from 2005.

The primary aim for IHC is to secure premium earnings for Pacific Basin and its pool partners on their respective handysize fleets, and to provide a degree of certainty in forward earnings through longer term cargo cover. Against the average Clarkson one year time charter rates (although this may not be a perfect comparison), IHC outperformed the market in 2006 by approximately US$1,800 per day. High asset utilisation was a key contributor to this strong financial performance. Furthermore, through improved technical management and crewing, we were able to reduce our fleet off hire days for 2006, excluding drydocking, to an average of 0.3 days per vessel (2005: 5.4 days).

In order to manage its risk profile and maintain earnings visibility, IHC has taken advantage of the recent development of a market in derivative Forward Freight Agreements ("FFAs"). FFAs allow IHC to hedge part of its forward freight exposure, where a ship is not yet booked with a 'physical' cargo contract. Due to its large core fleet, IHC has more ships than cargoes and typically sells FFAs as a proxy for physical cargoes. The table below shows IHC's current paper contracts, which comprise only a small proportion of its total exposure.

During 2006 we achieved net earnings of US$15,420 per day over our 16,420 handysize revenue days. As of 28 February 2007 we had covered 58% of our 20,190 handysize days for 2007 at an average rate of about US$17,000, including an expected "execution premium" of US$1,000 per day, and we have already made a good start on building our cargo cover for 2008 and 2009. Our "execution premium" is the uplift that we achieve in our actual daily earnings over the average of the rates embedded in our contracts with our customers by combining contracts and short term chartered tonnage in such a way as to minimise actual empty time and to maximise our yield: this is a critical part of our business model.

The following table sets out IHC's fleet revenue days and cover rates in 2006–7:

Handysize Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	16,420	10,450
Net paper contracts	days	–	1,280
Equivalent revenue days	days	16,420	11,730
Daily TCE	US$	15,420	17,000
Ship Commitments			
Revenue days	days	16,420	20,190
Net Position			
Cargo as % of ship commitments	%	100%	58%

Handysize FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	–	1,420
FFA paper bought	days	–	–
Net realised paper exposure	days	–	140
		31 December 2006	28 February 2007
Net FFA paper sold	days	–	1,280

Handymax

This has been the first full year of operations for Pacific Basin's handymax division. We have set out to build a profitable and capable International Handymax Carriers ("IHX") Pool in both the Atlantic and Asia Pacific regions, co-ordinated from our offices in London and Shanghai. IHX commenced operations in early 2006, losing no time in building customer relationships and expanding its book of cargo contracts.

The division made a start up loss during the year of US$4.1 million, including realised losses of US$4.7 million on FFA positions mainly taken in the first quarter of the year and locked in during the second quarter. In addition, on the back of a strengthening freight market, at the year end the division has an unrealised loss of US$2.0 million on its FFAs which will close in 2007 and will be compensated for by the higher freight rate on our physical vessels.

IHX was set up in response to customer requests for Pacific Basin to cover their handymax as well as their handysize freight transportation needs. In order to achieve this, the division initially capitalised on existing close relationships with customers either directly or via our regional group offices, and then went on to develop relationships with new customers. Like IHC, IHX combines front and back haul routes in order to minimise vessel ballast time. IHX also makes limited use of FFAs to hedge its freight market exposure, especially when suitable cargo cover is not immediately available.

IHX is now a complementary, integrated, and growing part of our total business. Cargo volumes rose from 1.2 million tonnes in the first half to just over 4.1 million tonnes carried in the second half of 2006, bringing the first year total to about 5.3 million tonnes.

The top five groups of commodities transported by IHX are agricultural products and grains, cement and clinker, coal, iron ore and fertilisers. Other key commodities include alumina, concentrates and petcoke. About 60% of these cargoes move within the Pacific and 40% within the Atlantic. The single largest load region is South East Asia, whilst the single largest discharge region is the Indian Ocean and Middle East. IHX loads and discharges nearly 10% of its total volumes in China.

IHX commenced servicing its customers using short term chartered in vessels, and now has 18 vessels on charter for maximum periods of up to 12 months. During the course of the year IHX has also chartered in a number of vessels for longer durations, and two handymax vessels were purchased and delivered to the fleet during the third quarter. The IHX Pool has seen further tonnage growth from two external owners who contributed two vessels during the fourth quarter. Subject to market conditions, we anticipate further fleet growth during the next 12 months.

During 2006, our first year of handymax operations, we contracted a total of 5,050 days and achieved net earnings of US$16,330 per day. These figures also include two handymax vessels fixed on five year charters, commencing in 2004 and 2005, outside the IHX Pool, which reduce the overall average daily net earnings by US$1,330. As of 28 February 2007 we had 5,040 handymax revenue days committed for 2007 and have already secured average cover levels of US$21,560 per day on 97% of these days.

Handymax Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	5,050	4,410
Net paper contracts	days	–	460
Equivalent revenue days	days	5,050	4,870
Daily TCE	US$	16,330	21,560
Ship Commitments			
Revenue days	days	5,050	5,040
Net Position			
Cargo as % of ship commitments	%	100%	97%

Handymax FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	1,510	1,280
FFA paper bought	days	1,270	820
Net realised paper exposure	days	240	–
		31 December 2006	28 February 2007
Net FFA paper sold	days	–	460

Other Operations and Business Development

2006 saw substantial growth in Pacific Basin's non-core operations and business development efforts. We aim for involvement in shipping related activities further along the supply chain where we can add value, thereby offering a more comprehensive service to our customers.

In the summer of 2006 we assembled a team dedicated to developing potential port and related infrastructure initiatives in China, where we feel there are good returns to be realised. This team, led by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, is currently working on a number of projects, including a general cargo terminal investment opportunity in conjunction with a major Chinese port authority.

Our new Beijing office, opened last November, will expand our presence in China. Our team of mainland China specialists, led by Mr. Ben Lee, President of Pacific Basin China, aims to secure new cargoes for our ships whilst continuing to nurture existing relationships, including our partnership with China's leading power producer, who now also contributes tonnage to our IHX Pool.

The Middle East continues to be an area of considerable focus, with a continuing boom in infrastructure development requiring increased imports of raw materials. Fujairah Bulk Shipping Limited, our joint venture with the Government of Fujairah and others for the shipment of aggregates in the Middle East, was profitable during its first full year of operation, and now employs one handysize and two handymax vessels. This joint venture trades aggregates, and has seen a steady increase in the volume of its shipments since January 2006. A tug and barge operation is also now underway operating from the joint venture's first wharf. Aside from this business, Pacific Basin opened a new office in Dubai in December to provide a base for other business development activities in the region, both cargo and infrastructure related. This office has also initiated business development coverage of the Indian subcontinent, where we are seeing an increasing number of cargo opportunities.

Through another joint venture with a Chinese partner, we have just taken delivery of the first of two minibulkers on order from a yard in Northern China, with options to build a further four. At 6,600 deadweight tonnes, these vessels are much smaller than our usual handysize type, yet carry similar cargoes and are intended as an entry into the Chinese coastal trades, where demand is booming.

Fleet Development

	Number of vessels			
	Owned	Chartered[1]	Managed	Total
Handysize – in operation				
As at 1 January 2006	17[2]	27	4	48
Newbuildings delivered	1	3	–	4
Second hand purchases	6	–	(2)	4
Exercise of purchase option of a long term chartered in vessel	1	(1)	–	–
New chartered in	–	3	–	3
Charters expired	–	(2)	–	(2)
Sale and time charter back[3]	(3)	3	–	–
Disposal	(1)	–	–	(1)
New managed vessels	–	–	2	2
As at 28 February 2007	**21**	**33**	**4**	**58**
Handysize – newbuildings				
As at 1 January 2006	6	4	–	10
New orders	6	–	–	6
Newbuildings delivered	(1)	(3)	–	(4)
As at 28 February 2007	**11**	**1**	–	**12**
Handysize fleet as at 28 February 2007	**32**	**34**	**4**	**70**
Handymax – in operation				
As at 1 January 2006	–	2	–	2
Second hand purchases	2	–	–	2
New chartered in	–	2	–	2
As at 28 February 2007	**2**	**4**	**–**	**6**
Handymax – newbuilding				
As at 1 January 2006	–	–	–	–
New order	1	–	–	1
As at 28 February 2007	**1**	**–**	–	**1**
Handymax fleet as at 28 February 2007	**3**	**4**	–	**7**
Total fleet as at 28 February 2007 including newbuildings	**35**	**38**	**4**	**77**

1 Includes 27 handysize and 2 handymax vessels with purchase options

2 Includes "Willow Point" (ex. "Ocean Bulker"), acquired in December 2005 but subsequently delivered in the third quarter 2006

3 Includes "Oak Harbour", the delivery of which is currently expected to be completed by the end of May 2007

Note: table does not include minibulkers, tugs, or barges

At the start of the year, our handysize fleet of 48 vessels comprised 17 owned, 27 long term chartered and four managed vessels plus ten newbuildings under construction, six of which were expected to enter the owned fleet and four to enter the long term chartered fleet from delivery. We also had two long term chartered handymax vessels in operation.

Handysize Fleet

Using capital released by our 2005 sale and charter back programme, as well as the new equity raised by our placement in November 2006, during the year we were able to purchase and take delivery of eight second hand handysize ships, each in private, off-market transactions at prices that now look very attractive. Out of these newly acquired vessels, two were previously managed by us and one was previously a chartered vessel on which we exercised our purchase option. In addition, we have taken delivery of one handysize newbuilding which we contracted in the first half of 2006. During the year we were able to charter in six additional vessels on a long term basis, four of which were newbuildings and entered our chartered fleet upon delivery. Against this, two vessels completed their charters and left the fleet. Our managed fleet also has two new joiners. As a result of this activity, our handysize fleet in operation as of the date of this report comprises a total of 58 vessels representing a fleet size expansion of 21% since the start of 2006, with an average age of just over six years old.

With the objective of capitalising on the strong sale and purchase market and maintaining a modern handysize fleet, we have agreed to sell four of the oldest owned vessels in our handysize fleet, "Patagonia", "Ocean Logger", "Abbot Point" and "Oak Harbour". The sales of the first two vessels, which were completed in 2006, raised proceeds of about US$40 million which we have used to repay our bank borrowings and to fund the second hand purchases mentioned earlier. The sale of "Oak Harbour" is expected to be completed by the end of May this year. In addition, immediately after these sales, we chartered back "Patagonia" and "Ocean Logger" each for periods of three and a half years and we shall charter back "Oak Harbour" for three years, all at competitive rates, allowing us to retain commercial control and hence the earnings in respect of these three vessels. Meanwhile, "Abbot Point" joined our managed fleet on delivery to her new owner earlier this year, thereby allowing us to maintain our fleet scale.

During the year and up to the date of this report, we have placed orders for six additional new handysize vessels, with deliveries scheduled between 2007 and 2009. Four of these vessels are being constructed at the traditional yards for this vessel type in Japan, while the other two vessels were contracted pursuant to the exercise of options attached to the four shipbuilding contracts that we entered into with Jiangmen Nanyang Shipyard in Southern China in December 2005. This takes the total number of ships which we have on order at Jiangmen Nanyang Shipyard to six. Accordingly, our newbuilding order book for handysize vessels as at the date of this report stood at 12 vessels, four of which are scheduled to deliver in 2007, four in 2008 and four in 2009, enabling us to continue our steady fleet expansion and to maintain our characteristic modern, uniform handysize fleet profile.

Handymax Fleet

We entered the handymax segment as an operator in December 2005. In order to expand our handymax fleet and thus reinforce our presence in this market segment, we purchased two vessels and chartered in two additional handymax ships on a long term basis during 2006. Recently, we also placed an order for a 54,000 deadweight tonne newbuilding bulk carrier with a reputable Japanese shipbuilding company, which will further expand our handymax fleet at an attractive price relative to recent strong second hand asset values.

Summary

As at the date of this report, our handysize fleet comprised a total of 70 vessels, including 21 owned, 33 long term chartered and four managed vessels on the water, and 12 newbuildings on order, 11 of which will enter the owned fleet and one of which will enter the chartered fleet on delivery. All the handysize vessels in operation, except one which has been long term leased out, are operated through our IHC Pool and it is expected that our newbuildings will expand this service as they deliver.

Our handymax fleet comprised two owned, four long term chartered vessels and one owned newbuilding on order. Except for two handymax which are on long term charters to COSCO, all other vessels are operated through our IHX Pool.

Short Term Charters

Neither our handysize nor our handymax fleet lists include short term (defined as less than 12 months) chartered in vessels. As at 28 February 2007, we had a total of four handysize vessels and 18 handymax vessels on short term charters in the IHC and IHX Pools, respectively.

Purchase Options

We hold options to purchase 27 out of our 34 chartered handysize vessels and newbuildings, and two out of our four chartered handymax vessels. These options hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters. See "Lease Commitments" in the Management Discussion and Analysis Section of this announcement.

Dividend

The Company's stated dividend policy is to distribute not less than 50% of available profits, with the potential to distribute more than this when the strength of the Group's results, business and prospects indicates that this is appropriate. In accordance with this policy, the Board has proposed a final dividend of HK 22.5 cents per share, which will be paid on 17 April 2007. The register of members will be closed from 2 to 4 April 2007 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 March 2007.

The decision by the Board to pay out 71.2% of the Group's profits for the year reflects the strength of the Group's balance sheet following another satisfactory year for the Group, and the positive outlook that prevails for the dry bulk market. The Group's strategy of booking forward contract cover for a significant portion of its revenues adds predictability to its future revenues and cashflows and, consequently, to the level of dividends which can be paid to shareholders. Following the payment of the 2006 final dividend, the Group will still have distributable reserves of over US$99.9 million.

Outlook and Prospects

Pacific Basin is well positioned to benefit in 2007 from the likely continued dry bulk market cyclical upswing which commenced halfway through last year. Fears for the global economy have been tempered by recent encouraging signs from the US consumer, and there has been no let up in China's import of commodities so far this year: indeed, China imported a monthly record high 37 million tonnes of iron ore in January[1], beating the previous record set in August 2006 by three million tonnes. Clarkson's one year handysize time charter rate now stands at US$17,600 net compared with US$10,230 net in January last year, while their three year time charter rate has risen from US$8,760 net in January 2006 to US$15,080 net today, reflecting strong confidence in the forward market[2].

China will continue to be the most significant driver of demand growth for both major and minor bulks, and there is still much headroom for Pacific Basin to increase its share of this vast, growing market. We see no reason for a significant slowdown in demand from China or the other fast emerging economies of Asia for the next few years. Historical data suggests that, if she follows the same path as Japan and Korea at comparable stages of their development, we can expect China's raw material needs to continue growing for many years to come.

As trade patterns continue to evolve with shifts in production and infrastructure capacity amongst the commodity exporting nations, the increase in distances travelled by vessels will continue to play a significant role in absorbing vessel supply. Global port congestion has also been on the rise, as a result of cargo volume growth outpacing port and rail infrastructure capacity improvements, with a positive effect on freight rates.

We expect the market to maintain the fine overall balance it held at the end of 2006, albeit taking on a more volatile character as result of increasing seasonal demand fluctuations and possible changes in port congestion. Compared to those for larger dry bulk vessels, handysize rates are likely to remain the least volatile due to the diverse range of cargoes carried. On the supply side, the handysize sector (25,000-35,000 deadweight) has the lowest order book of any dry bulk sector, and we can expect steady or lower deliveries combined with an increase in scrapping to mean modest fleet growth overall in the period 2007 to 2009. Present cover levels in our core handysize business give us good visibility over our earnings and dividends for 2007. At 58% cover on our handysize book for the year, we are also positioned to take advantage of a favourable spot market.

We now have a larger fleet than ever in a business where scale is a key to success, both in terms of serving our customers more efficiently and in terms of maximising our earnings premium to the market. We have US$251.7 million committed to new vessels for delivery in the period 2007 to 2009, with four handysize newbuildings scheduled to deliver this year. Our priority is to fulfil our contract of affreightment obligations to the highest standards, either with owned, long term chartered or short term chartered tonnage, and we have started 2007 with an encouraging book of forward cargo cover for our IHC and our IHX Pools. Whilst we continue to maintain a conservative approach to new vessel investments with vessel values at record highs, our strong balance sheet and cash position mean that we are ready to take advantage of vessel acquisition opportunities as soon as we consider the timing to be right.

In summary, with a healthy market outlook, high earnings visibility and a large fleet of young vessels at our disposal, we are optimistic that 2007 should prove to be another good year for Pacific Basin.

1 Source: SSY

2 Net of brokers' commissions, adjusted for benchmark vessel

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006

	Note	2006 US$'000	2005 US$'000
Turnover	3	**620,444**	433,704
Bunkers, port disbursements and amounts payable to other pool members	3	**(275,668)**	(169,021)
Time charter equivalent earnings	3	**344,776**	264,683
Direct costs		**(215,807)**	(114,752)
General and administrative expenses		**(12,291)**	(11,811)
Other operating income		**13,699**	735
Other operating expenses		**(18,930)**	–
Gain on disposal of property, plant and equipment		**23,787**	23,516
Operating profit		**135,234**	162,371
Finance costs		**(26,831)**	(17,940)
Share of profits less losses of jointly controlled entities		**3,024**	3,491
Profit before taxation	4	**111,427**	147,922
Taxation	5	**(1,135)**	(779)
Profit attributable to shareholders		**110,292**	147,143
Dividends	6	**78,562**	107,591
Basic earnings per share	7(a)	**US 8.33 cents**	US 11.58 cents
Diluted earnings per share	7(b)	**US 8.28 cents**	US 11.46 cents

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Note	2006 US$'000	2005 US$'000
Non-current assets			
Property, plant and equipment		**741,014**	504,309
Land use rights		**427**	–
Goodwill		**25,256**	25,256
Interests in jointly controlled entities		**15,299**	8,138
Derivative assets		**11**	3,382
Trade and other receivables	*8*	**11,968**	13,333
Restricted bank deposits		–	1,200
		793,975	555,618
Current assets			
Available-for-sale financial assets		–	200
Inventories		**15,643**	9,138
Derivative assets		**1,481**	1,607
Trade and other receivables	*8*	**45,554**	25,043
Bank balances and cash			
– pledged/restricted		–	430
– unpledged		**63,242**	82,081
		125,920	118,499
Current liabilities			
Derivative liabilities		**11,209**	180
Trade and other payables	*9*	**69,894**	44,567
Current portion of long term borrowings		**23,881**	14,912
Taxation payable		**1,698**	1,851
		106,682	61,510
Net current assets		**19,238**	56,989
Total assets less current liabilities		**813,213**	612,607
Non-current liabilities			
Derivative liabilities		**1,636**	1,360
Long term borrowings		**326,584**	301,973
		328,220	303,333
Net assets		**484,993**	309,274
Equity			
Share capital		**155,785**	128,184
Retained profits		**145,048**	126,308
Other reserves		**184,160**	54,782
Total equity		**484,993**	309,274

Note:

1. **General information and basis of preparation**

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

2. **Adoption of new/revised HKFRS**

The accounting policies and methods of computation used in the preparation of these financial statements are consistent with those used in the 2005 annual financial statements except that the Group has changed certain of its accounting policies following its adoption of the new or revised standards and interpretations to the published standards which are relevant to its operations. The adoption of these new or revised standards and intepretations did not result in any substantial change to the Group's accounting policies.

3. **Turnover and segment information**

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Turnover recognised during the year is as follows:

	2006 US$'000	2005 US$'000
Turnover		
Freight and charter-hire	609,802	422,638
Ship management income	10,642	11,066
	620,444	433,704
Bunkers, port disbursements and other charges	(257,378)	(131,492)
Amounts payable to other pool members [1]	(18,290)	(37,529)
Time charter equivalent earnings	344,776	264,683

[1] Amounts payable to other pool members relate to freight and charter-hire, net of bunkers, port disbursements and other charges of US$14.4 million (2005: US$19.6 million) and were calculated based on the number of pool points attributable to the vessels participating in the pool owned by the other pool members.

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2006 US$'000	2005 US$'000
Bunkers consumed	91,396	48,894
Lubricating oil consumed	3,156	2,269
Depreciation		
– owned vessels	17,158	26,241
– leased vessels	15,063	2,460
– other owned property, plant and equipment	1,178	863

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated income statement represents:

	2006 US$'000	2005 US$'000
Current taxation		
Hong Kong profits tax	585	548
Overseas tax	309	231
Underprovision of prior year	241	–
	1,135	779

6. Dividends

	2006 *US$'000*	2005 *US$'000*
Interim dividend paid of HK 20 cents (equivalent to US 2.6 cents) per share (2005: HK 30 cents or US 3.9 cents per share)	**33,443**	49,482
Proposed final dividend of HK 22.5 cents (equivalent to US 2.9 cents) per share (2005: HK 35 cents or US 4.5 cents per share)	**45,119**	58,109
	78,562	107,591

The dividends paid in 2006 and 2005 were US$91,552,000 (HK 55 cents or US 7.1 cents per share) and US$75,472,000 (HK 46 cents or US 5.9 cents per share) respectively. A proposed final dividend in respect of the year ended 31 December 2006 of HK 22.5 cents (equivalent to US 2.9 cents) per share, amounting to a total dividend of US$45,119,000, was declared on 5 March 2007. These financial statements do not reflect this dividend payable.

7. Earnings per share

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the shares held by the trustee of the Company's Long Term Incentive Scheme ("LTIS").

	2006	2005
Profit attributable to shareholders (US Dollars in thousand)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Basic earnings per share	**US 8.33 cents**	US 11.58 cents
Equivalent to	**HK 64.69 cents**	HK 89.72 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	2006	2005
Profit attributable to shareholders (US Dollars in thousands)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Adjustments for share options (in thousands)	**7,999**	12,483
Weighted average number of ordinary shares for diluted earnings per share (in thousands)	**1,331,281**	1,283,427
Diluted earnings per share	**US 8.28 cents**	US 11.46 cents
Equivalent to	**HK 64.30 cents**	HK 88.79 cents

8. Trade and other receivables

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

	2006 *US$'000*	2005 *US$'000*
Less than 30 days	**18,682**	7,636
31 – 60 days	**2,361**	603
61 – 90 days	**369**	593
Over 90 days	**1,520**	858
	22,932	9,690

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge and after the finalisation of port disbursements and other voyage-related charges.

9. Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	2006 *US$'000*	2005 *US$'000*
Less than 30 days	**10,621**	1,437
31 – 60 days	**1,315**	248
61 – 90 days	**482**	326
Over 90 days	**1,243**	858
	13,661	2,869

MANAGEMENT DISCUSSION AND ANALYSIS

Turnover in 2006 was US$620.4 million (2005: US$433.7 million). Time charter equivalent earnings and shipping management income were US$344.8 million (2005: US$264.7 million). Net profit attributable to shareholders was US$110.3 million (2005: US$147.1 million). The reduction in net profit compared to 2005 was mainly due to a lower daily charter rate and increased daily vessel operating costs for the handysize vessels, partially offset by an increase in the number of vessels controlled in the fleet.

Income

The Group's owned and chartered fleet generated US$609.8 million (2005: US$422.6 million) or 98.3% (2005: 97.4%) of turnover and the remaining 1.7% was derived from commercial and technical management services for third party vessels and revenues from marine services businesses. Turnover is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and any change in the fair value of bunker swap and forward contracts. Voyage-related expenses related primarily to commissions, ships' bunkers, port-related costs and hire expenses of short term chartered vessels.

The table below shows the divisional performance over the year:

	2005	1H06	2H06	**2006**	Year on year % Change
Handysize					
Revenue days	14,260	7,570	8,850	**16,420**	+ 15%
Daily charter rates (US$)	17,100	14,400	16,290	**15,420**	- 10%
Daily vessel operating costs (US$)	7,870	8,540	9,160	**8,880**	+ 13%
Handymax					
Revenue days	720	1,680	3,370	**5,050**	+602%
Daily charter rates (US$)	8,460	14,150	17,420	**16,330**	+ 93%
Daily vessel operating costs (US$)	8,400	15,920	17,760	**17,150**	+104%

Direct Costs

Direct costs in 2006 were US$215.8 million (2005: US$114.8 million). This increase was mainly because vessel charter-hire expenses for vessels under operating lease increased to US$120.0 million (2005: US$29.5 million). This reflected the increase in the average number of vessels chartered under operating leases, predominantly from the handymax fleet, and the increase in the average daily charter rate of handysize vessels.

Depreciation expenses increased to US$32.2 million (2005: US$28.7 million) primarily due to the increase in the average number of owned vessels.

Vessel operating costs for owned and finance leased vessels increased to US$38.4 million (2005: US$31.9 million). This was due to the increase in the average number of vessels from 33 to 35 in the Group's owned fleet between 2005 and 2006, the increase in crew wages, and higher insurance premiums due to the higher value of the vessels.

Direct costs also include the cost of marine products sold, cost of marine services, and an overhead allocation of US$23.5 million (2005: US$20.7 million) representing shore-based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Revenue days and vessel days can be analysed as follows:

	2005	2006		**2006**
	Total	Owned	Chartered	**Total**
Handysize				
Vessel days	14,630	12,390	4,220	**16,610**
Drydocking	(200)	(180)	–	**(180)**
Off-hire	(170)	(10)	–	**(10)**
Revenue days	14,260	12,200	4,220	**16,420**
Handymax				
Vessel days	720	390	4,660	**5,050**
Drydocking	–	–	–	–
Off-hire	–	–	–	–
Revenue days	720	390	4,660	**5,050**

The off-hire for the total fleet of owned vessels represented 0.3 (2005: 5.4) days per vessel per year.

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$10.6 million (2005: Nil). In addition, finance lease and bank interest income amounted to US$3.1 million (2005: US$0.7 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$18.9 million (2005: US$0.2 million). Taking into account the movement in fair value of receipts of US$10.6 million as shown above, the net movements in the fair value of forward freight agreements was a charge of US$8.3 million (2005: US$0.2 million).

General and Administrative Expenses

The Group's total administrative expenses of US$35.8 million (2005: US$32.5 million) consisted of shore-based overhead costs of US$23.5 million (2005: US$20.7 million) included as part of direct expenses, and general and administrative expenses of US$12.3 million (2005: US$11.8 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet. General and administrative expenses included Directors, senior management, key staff and administrative staff costs of US$8.4 million (2005: US$8.0 million) and other administrative and office expenses of US$3.9 million (2005: US$3.8 million).

Total administrative expenses as a percentage of time charter equivalent earnings decreased from 12.3% to 10.4%, reflecting greater productivity per staff. In addition, the number of full time shore-based staff per owned, chartered and managed vessel decreased from 3.4 to 2.8. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities of US$3.0 million mainly represented the share of results of a jointly controlled vessel, the "Captain Corelli", and a jointly controlled business involved in the shipping of aggregates in the Middle East.

Financing

Finance costs of US$26.8 million (2005: US$17.9 million) included interest payments of US$3.8 million (2005: US$11.5 million) in relation to bank borrowings used to finance the Group's owned vessels and finance charges of US$21.2 million (2005: US$4.2 million) in relation to vessels under finance lease arrangements.

Interest payments on bank borrowings

The decrease in interest payments on bank borrowings in 2006 of US$7.7 million was due to the decrease in the average bank borrowings outstanding to US$62.2 million in 2006 (2005: US$266.1 million). The bank borrowings' interest cost amounted to approximately US$600 per day for the owned vessels in 2006 (2005: US$1,100 per day). Average interest rates before hedging on bank borrowings were approximately 6.0% in 2006 (2005: 4.3%).

Finance charges

Finance charges of US$21.2 million (2005: US$4.2 million) represented interest payments on finance lease liabilities used to finance the Group's finance leased vessels. During the second half of 2005, the Group sold and bareboat leased back 17 of its vessels for periods of 10 to 12 years. Finance lease accounting has been adopted for these transactions so the balance sheet shows the net carrying value of these vessels, and the current and long term liabilities in aggregate include finance lease liabilities of US$302.0 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the 6,200 finance lease vessel days amounted to approximately US$3,410 per day in 2006 (2005: US$3,620). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% in 2006 (2005: 6.7%).

Tax

Taxation amounted to US$1.1 million in 2006 (2005: US$0.8 million). Certain shipping income is not subject to taxation according to the tax regulation prevailing in the countries in which the Group operates.

Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment of US$23.8 million were recognised in 2006 (2005: US$23.5 million). The Group sold and leased back two of its vessels. Proceeds from the sale of US$39.9 million were used to repay bank borrowings on those vessels and to prepay other bank debts. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these transactions with the vessels being treated as sold, the gain or loss on disposal being recognised immediately, and subsequent charter hire payments being recognised as expenses.

Cashflow

US$ million	2005	2006
Net cash from operating activities	173.3	**148.2**
– Purchase of property, plant and equipment and land use rights	(121.2)	**(286.6)**
– Sale of property, plant and equipment	139.5	**39.9**
– Others	6.4	**5.6**
Net cash from/(used in) investing activities	24.7	**(241.1)**
– Proceeds from new share placement, net of share issuing expenses	–	**154.3**
– Net (repayment)/drawdown of borrowings	(372.9)	**33.6**
– Sale proceeds under finance leases	318.0	**–**
– Payment of interest and other finance charges	(17.0)	**(25.4)**
– Payment of dividends	(88.5)	**(91.6)**
– Others	2.9	**3.1**
Net cash (used in)/from financing activities	(157.5)	**74.0**
Cash at 31 December	82.1	**63.2**

At 31 December 2006, the Group had net working capital of US$43.1 million excluding finance lease liabilities and bank loans repayable within one year of US$16.1 million and US$7.8 million respectively. The primary sources of liquidity comprised bank balances and cash of US$63.2 million and unutilised committed and secured bank borrowing facilities of US$118.9 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap and forward contracts, forward freight agreements, and forward foreign exchange contracts respectively.

At 31 December 2006, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the year then ended was recognised directly in hedging reserve.

Hedge accounting has neither been adopted for bunker swap and forward contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the period of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Gains or losses arising from a change in the fair value of these contracts were recognised in the income statement under i) finance costs for interest rate swap contracts; ii) bunkers, port disbursements and other charges for bunker swap and forward contracts; and iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current period as part of the 2006 unrealised, non-cash charge of US$11.1 million whereas the cashflows of these contracts will occur in future reporting periods.

In 2006, the Group recognised net realised losses of US$2.6 million and net unrealised losses of US$11.1 million in respect of financial instruments in the income statement. This resulted in a total charge for the year of US$13.7 million. Included in this amount was a net loss of US$8.3 million in relation to forward freight agreements of which US$4.7 million was realised and US$3.6 million unrealised. These are further analysed as follows:

US$ million	2005	Realised	Unrealised	2006
Gains				
– Interest rate swap contracts	1.0	0.2	–	**0.2**
– Bunker swap and forward contracts	7.6	4.0	0.2	**4.2**
– Forward freight agreements	–	6.3	4.3	**10.6**
	8.6	10.5	4.5	**15.0**
Losses				
– Interest rate swap contracts	(1.0)	(0.1)	(1.4)	**(1.5)**
– Bunker swap and forward contracts	(0.4)	(2.0)	(6.3)	**(8.3)**
– Forward freight agreements	(0.2)	(11.0)	(7.9)	**(18.9)**
	(1.6)	(13.1)	(15.6)	**(28.7)**
Net				
– Interest rate swap contracts	–	0.1	(1.4)	**(1.3)**
– Bunker swap and forward contracts	7.2	2.0	(6.1)	**(4.1)**
– Forward freight agreements	(0.2)	(4.7)	(3.6)	**(8.3)**
	7.0	(2.6)	(11.1)	**(13.7)**

Indebtedness

The indebtedness of the Group comprised finance lease liabilities of US$302.0 million and bank borrowings of US$48.5 million, of which US$16.1 million and US$7.8 million respectively represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$302.0 million (2005: US$316.9 million) as a result of repayments during the year. Bank borrowings increased to US$48.5 million (2005: Nil). The increase was the result of re-drawn existing pre-paid bank facilities to finance the delivery and acquisition of vessels.

At 31 December 2006, all outstanding finance lease liabilities will expire between 2015 and 2017 and all outstanding secured bank borrowings will expire in 2014.

The Group's bank borrowings were secured by mortgages over 6 vessels with a total net book value of US$131.7 million and assignment of earnings and insurances in respect of the vessels.

The Group had unutilised committed bank borrowing facilities of US$118.9 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as borrowings and finance lease liabilities, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 38.1% (2005: 44.9%).

Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the IHC and IHX Pools. Charter in commitments under operating leases stood at US$285.1 million (31 December 2005: US$223.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase was mainly due to higher average daily rates of the vessels under operating leases and an average increase of three chartered vessels during the year. Of these commitments, US$206.2 million related to handysize vessels and US$78.9 million related to handymax vessels.

The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		PB Handysize Finance leases		PB Handymax Operating leases	
Year	Average daily rates (US$)	Total number of vessel days	Average daily rates (US$)	Total number of vessel days	Average daily rates (US$)	Total number of vessel days
2007	9,900	5,290	5,800	6,210	13,700	1,450
2008	9,600	5,120	5,800	6,220	10,100	880
2009	9,600	3,920	5,800	6,210	8,500	620
2010	8,900	2,680	5,800	6,210	8,500	10
2011	8,800	1,830	5,800	6,210	–	–
2012	8,800	1,340	5,800	6,220	–	–
2013	8,800	730	5,800	6,210	–	–
2014	8,400	370	5,800	6,210	–	–
2015	8,400	280	5,800	5,410	–	–
2016	–	–	5,900	1,830	–	–
2017	–	–	6,000	1,520	–	–
Total		21,560		58,460		2,960

Certain lease agreements provide the Group with the option to purchase the related vessel at a pre-determined time and exercise price during the lease period. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

		Number of vessels			
Earliest year in which options may be exercised	Vessel type	Finance lease	Operating lease	Average age of such vessels	Average option exercise price (US$ million)
2007	Handysize	17	2	5	18.0
2008	Handysize	–	4	6	21.1
2009	Handysize	–	3	3	22.1
	Handymax	–	1	5	17.7
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		17	12		

Capital Expenditure, Property, Plant and Equipment and Commitments

In 2006, capital expenditure, mainly comprised eight handysize, two handymax vessel acquisitions and instalments on 10 newbuildings, amounted to US$286.6 million. This included capitalised expenditure on drydocking of US$4.2 million.

At 31 December 2006, the Group had property, plant and equipment of US$741.0 million, of which US$683.5 million related to 39 delivered vessels with an average net book value of US$17.5 million per vessel and an average age of 6 years.

The Group had non-cancellable commitments of US$216.8 million for the construction of 11 handysize vessels. In addition, the Group, at the year end, was authorised to purchase and subsequently contracted for one handymax vessel with a value of US$34.9 million. These vessels are for delivery to the Group between February 2007 and September 2009.

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash and unutilised bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into contracts to purchase the currencies at predetermined rates.

Directors' Opinion on the Working Capital Available to the Group

The Directors are of the opinion that, taking into consideration the financial resources available to the Group, including internally generated funds and the available bank facilities, the Group has sufficient working capital to satisfy its present requirements.

Staff

At 31 December 2006, the Group employed a total of 260 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver and Melbourne. The largest office is in Hong Kong with 150 employees.

The Group incurred total staff costs of approximately US$25.5 million in 2006 (2005: US$23.4 million), representing 4.1% of the Group's turnover for the year (2005: 5.4%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% to 10% of the employees' relevant income, with the employees' mandatory contributions subject to a cap of 5% of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's LTIS allows the Company to award eligible participants with share options and restricted share awards.

Purchase, Sale or Redemption of Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

Compliance with the Code of Conduct Regarding Directors' Securities Transactions

The Board of Directors has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Compliance with the Code on Corporate Governance Practices

Throughout the year the Group has complied with all mandatory provisions of the Code on Corporate Governance Practices, as contained in Appendix 14 of the Listing Rules. Please refer to the Corporate Governance Report in the 2006 Annual Report.

Review of Audit Committee

The audit committee of the Company has reviewed this annual results announcement and the 2006 Annual Report of the Company for the year ended 31 December 2006.

Final Dividend and Book Closure

The Board of Directors has proposed final dividend for the year ended 31 December 2006 of HK 22.5 cents per share and, if such dividend is declared by the shareholders at the 2007 Annual General Meeting of the Company, it is expected to be paid on or about 17 April 2007 to those shareholders whose names appear on the Company's register of members on 4 April 2007.

The register of members of the Company will be closed from 2 April 2007 to 4 April 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

Annual Report and Disclosure of Information on Stock Exchange's Website

This announcement of annual results containing all the information required by paragraphs 45(1) to 45(8) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com.

The Company's 2006 Annual Report will be posted to shareholders on 13 March 2007. An electronic copy of the 2006 Annual Report will also be available on the Company's website at www.pacbasin.com on 14 March 2007.

Directors

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Paul Charles Over and Wang Chunlin, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B3	March 6, 2007	Circular - Acquisition of Vessels to be Constructed and Sale of a Vessel and Time Charter Back of that Vessel

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS:
ACQUISITION OF VESSELS TO BE CONSTRUCTED
AND
SALE OF A VESSEL AND
TIME CHARTER BACK OF THAT VESSEL

6 March 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the vessel's flag state and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means dead weight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 22 December 2006 entered into between the First MOA Purchaser and Giant Line for the acquisition of Vessel A by the First MOA Purchaser;
"First MOA Purchaser"	Helen Shipping (BVI) Limited;
"Forward Contracts"	means the forward foreign exchange contracts the Company entered into with a bank with the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Newbuilding Vessels, under which the Company will, in aggregate, buy JPY6,100,000,000 and simultaneously sell approximately US$55,693,000. The settlement dates are set according to the payment terms of the First MOA and the Second MOA;
"Giant Line"	Giant Line Inc., S.A., being the seller of the Newbuilding Vessels;

"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members and is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Japanese Yen" or "JPY"	means Japanese yen, the lawful currency of Japan;
"Latest Practicable Date"	means 1 March 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOAs"	means the First MOA, the Second MOA and the Third MOA;
"Newbuilding Vessels"	means Vessel A and Vessel B, and a "Newbuilding Vessel" shall mean each and any one of them as the context so requires;

"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 13 February 2007 entered into between the Second MOA Purchaser and Giant Line for the acquisition of Vessel B by the Second MOA Purchaser;
"Second MOA Purchaser"	Investors Choice Limited;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Third MOA"	means the legally binding unconditional Memorandum of Agreement dated 12 February 2007 (European Time) entered into between the Third MOA Purchaser and Oak Harbour Limited for the sale of Vessel C to the Third MOA Purchaser;
"Third MOA Purchaser"	K/S Danskib 59;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A"	means a newbuilding handysize dry bulk carrier of approximately 28,000dwt. The newbuilding vessel, with hull no. S-650, will be constructed by a shipyard in Japan and is expected to be delivered during the first half of 2008. It is currently expected that it will be registered upon its delivery under the laws and flag of Hong Kong;
"Vessel B"	means a newbuilding handysize dry bulk carrier of approximately 28,000dwt. The newbuilding vessel, with hull no. S-H539, will be constructed by the same shipyard in Japan as Vessel A and is expected to be delivered during the third quarter of 2009. It is currently expected that it will be registered upon its delivery under the laws and flag of Hong Kong; and
"Vessel C" or "Oak Harbour"	means a 1995 built handysize dry bulk carrier of 28,760dwt, named "Oak Harbour". The present flag of the vessel is Hong Kong and its place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Paul Charles Over
Wang Chunlin

Non-executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

6 March 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF VESSELS TO BE CONSTRUCTED AND SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

INTRODUCTION

On 13 February 2007, the Directors announced that,

(A) Acquisition of Vessels to be Constructed

On 22 December 2006, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Giant Line Inc., S.A. to acquire from it a newbuilding handysize vessel (Vessel A) for a consideration of approximately US$27,900,000 (approximately HK$217,620,000).

On 13 February 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA also with Giant Line Inc., S.A. to acquire from it another newbuilding handysize vessel (Vessel B) for a consideration of approximately US$27,793,000 (approximately HK$216,785,400).

Pursuant to the First MOA and the Second MOA, the consideration for both vessels is denominated in Japanese Yen with each vessel being priced at JPY3,050,000,000 and at an aggregate of JPY6,100,000,000 or approximately US$55,693,000 (approximately HK$434,405,400). The above consideration in US Dollars is converted according to the forward exchange rates stipulated under certain forward foreign exchange contracts that were entered into with a bank in relation to the acquisitions.

(B) Sale of a Vessel and Time Charter Back of that Vessel

On 12 February 2007 (European Time), another indirect wholly-owned subsidiary of the Company entered into the Third MOA with K/S Danskib 59 to sell to it a handysize vessel, named Oak Harbour (Vessel C), for a consideration of US$24,000,000 (approximately HK$187,200,000).

Simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with K/S Danskib 59 to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years commencing immediately upon the delivery of Vessel C.

The time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

There is no relationship between (A) the acquisition of vessels to be constructed under the First MOA and the Second MOA and (B) the sale of the vessel contemplated under the Third MOA, other than that the Second MOA and the Third MOA were signed at around the same time.

Principal terms of the MOAs are set out below in this circular.

The acquisition of Vessel A and Vessel B will enable the Company to secure two additional newbuilding vessels for its handysize fleet. On the other hand, the sale of Vessel C will enable the Company to release one of the oldest vessels from its own fleet and generate cash with the intention to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of Vessel C back to the Company's chartered fleet for 3 years allows the Company to retain commercial control over Vessel C until the deliveries of Vessel A and Vessel B. These transactions are consistent with the Company's strategy in maintaining a modern handysize fleet.

The transactions contemplated under the MOAs are not discloseable individually.

With regard to the First MOA and the Second MOA, as the seller of Vessel A and Vessel B is the same, the transactions contemplated under the First MOA and the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules.

With regard to the Third MOA, as the ultimate beneficial owner of K/S Danskib 59 is the same as that of K/S Danskib 55 and K/S Danskib 54 to whom the Company sold "Patagonia" and "Ocean Logger" respectively (as previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006), the transaction contemplated under the Third MOA, when aggregated with the previously announced discloseable transactions, constitutes a discloseable transaction of the Company under the Listing Rules.

This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions contemplated under the MOAs.

THE ACQUISITION OF VESSELS TO BE CONSTRUCTED

Background

On 22 December 2006, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Giant Line Inc., S.A. to acquire from it Vessel A for a consideration of approximately US$27,900,000 (approximately HK$217,620,000). Vessel A is a newbuilding handysize vessel to be constructed and equipped by a shipyard in Japan and is currently expected to be delivered in the first half of 2008.

On 13 February 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA also with Giant Line Inc., S.A. to acquire from it Vessel B for a consideration of approximately US$27,793,000 (approximately HK$216,785,400). Vessel B is a newbuilding handysize vessel to be constructed and equipped by the same shipyard in Japan as Vessel A, and is currently expected to be delivered in the third quarter of 2009.

Principal terms of the First MOA and the Second MOA are set out below.

The First MOA and the Second MOA

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	:	22 December 2006, for the First MOA; and 13 February 2007, for the Second MOA.		
Parties	:	Purchasers	:	Helen Shipping (BVI) Limited, for the First MOA ("First MOA Purchaser"); and Investors Choice Limited, for the Second MOA ("Second MOA Purchaser"), each being an indirect wholly-owned subsidiary of the Company.

Seller : Giant Line Inc., S.A. ("Giant Line"), which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Giant Line is the owning of shipping vessels (including the Newbuilding Vessels) and the principal business activity of the ultimate beneficial owner of Giant Line is the owning and operating of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular, the Company has not entered into any transaction with Giant Line or with parties connected or otherwise associated with one another and there are no other relationships amongst Giant Line or its ultimate beneficial owner with whom the Company has entered into transactions (including the Third MOA Purchaser and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the First MOA and the Second MOA.

Assets to be acquired : In respect of the First MOA, a newbuilding handysize dry bulk carrier of approximately 28,000dwt ("Vessel A"); and

in respect of the Second MOA, a newbuilding handysize dry bulk carrier of approximately 28,000dwt ("Vessel B").

Both Newbuilding Vessels will be constructed and equipped by the same shipyard in Japan. It is currently expected that the Newbuilding Vessels will be registered under the laws and flag of Hong Kong and will be operated by the Company upon their respective deliveries.

Consideration	: Vessel A	:	JPY3,050,000,000, or approximately US$27,900,000 (approximately HK$217,620,000); and
	Vessel B	:	JPY3,050,000,000, or approximately US$27,793,000 (approximately HK$216,785,400).

Pursuant to the First MOA and the Second MOA, the consideration for both Newbuilding Vessels is denominated in Japanese Yen with each Newbuilding Vessel being priced at JPY3,050,000,000. The total consideration for the Newbuilding Vessels is JPY6,100,000,000, or approximately US$55,693,000 (approximately HK$434,405,400) in aggregate. The above consideration in US Dollars is converted according to the forward exchange rates stipulated in the Forward Contracts.

With the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Newbuilding Vessels, the Company has entered into certain forward foreign exchange contracts with a bank (the "Forward Contracts") to buy a total of JPY6,100,000,000 and simultaneously sell approximately US$55,693,000 (approximately HK$434,405,400).

Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessels.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Newbuilding Vessels will be satisfied entirely in cash, approximately 40% of which is expected to be funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms	:	Under the First MOA, 10% of the consideration, being JPY305,000,000, or approximately US$2,647,000 (approximately HK$20,646,600) converted pursuant to the Forward Contracts, was paid at the time of signing the First MOA, with the balance payable during 2008. Under the Second MOA, 10% of the consideration, being JPY305,000,000, or approximately US$2,538,000 (approximately HK$19,796,400) converted pursuant to the Forward Contracts, was paid at the time of signing the Second MOA, with the balance payable during 2008 and 2009. The outstanding payments will be made according to the stages of construction of the Newbuilding Vessels and the amount to be made by the Company for the Newbuilding Vessels is currently expected to be approximately US$28,000,000 (approximately HK$218,400,000) in the financial year 2008 and approximately US$22,508,000 (approximately HK$175,562,400) in the financial year 2009, being US$50,508,000 (approximately HK$393,962,400) in total.
Guarantees	:	In connection with the purchase of the Newbuilding Vessels, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with Giant Line to guarantee the performance of each of the First MOA Purchaser and the Second MOA Purchaser of all their obligations, duties and liabilities under the First MOA and the Second MOA, respectively.
Completion and delivery	:	Pursuant to the First MOA, the latest date for completion is 30 June 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place in the first half of 2008. The Company will make a further announcement if the delivery of Vessel A does not take place by 30 June 2008. Pursuant to the Second MOA, the latest date for completion is 30 September 2009 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B will take place in the third quarter of 2009. The Company will make a further announcement if the delivery of Vessel B does not take place by 30 September 2009.

Financial Effects of the Acquisition of the Newbuilding Vessels

Following the delivery of the Newbuilding Vessels, the Group's fixed assets (owned vessels) will increase by the amount of the aggregate consideration of approximately US$55,693,000 (approximately HK$434,405,400). It is intended that approximately 40% of the consideration of the Newbuilding Vessels will be satisfied by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% of the consideration of the Newbuilding Vessels will be satisfied from new bank borrowings. Hence, if the Company successfully obtains such new bank borrowings, the Group's long-term liabilities are expected to increase by US$50,401,000 (approximately HK$393,127,800) and current liabilities are expected to increase by US$5,292,000 (approximately HK$41,277,600).

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. Accordingly, the expected benefit following the acquisition of the Newbuilding Vessels will be an anticipated increase in handysize revenue days of approximately 210 days in 2008 and approximately 510 days in 2009. Such increase in handysize revenue days is expected to enhance earnings accordingly.

THE SALE AND TIME CHARTER BACK OF "OAK HARBOUR"

Background

On 12 February 2007 (European Time), another indirect wholly-owned subsidiary of the Company entered into the Third MOA with K/S Danskib 59 to sell to it Oak Harbour (Vessel C), a 1995 built handysize vessel, for a consideration of US$24,000,000 (approximately HK$187,200,000).

In addition, simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with K/S Danskib 59 to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years commencing immediately upon the delivery of Vessel C.

Principal terms of the Third MOA and the time charterparty are set out below.

The Third MOA

The terms and conditions in the legally binding Third MOA are described below:

Date	: 12 February 2007 (European Time)		
Parties	: Purchaser	:	K/S Danskib 59 ("Third MOA Purchaser"), which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the Third MOA Purchaser will be the owning of Vessel C. The principal business activity of the ultimate beneficial owner of the Third MOA Purchaser is the owning of shipping vessels. The ultimate beneficial owner of the Third MOA Purchaser is also the same as that of (i) the purchasers of "Patagonia" and "Ocean Logger" and (ii) the seller of "Shinyo Challenge" (now renamed "Mount Cook"), which were previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006. As previously disclosed, the Company acquired "Shinyo Challenge" by exercising a purchase option granted to it under a charterparty agreement in March 2006 ("Shinyo Challenge Acquisition"). The Shinyo Challenge Acquisition itself did not constitute a discloseable transaction under the Listing Rules and is not related to the present transaction involving the sale of Vessel C, nor is it related to the sale of "Patagonia" and "Ocean Logger". Hence, the sale of Vessel C under the Third MOA and the sale of "Patagonia" and "Ocean Logger" are not required to be aggregated with the Shinyo Challenge Acquisition under the Listing Rules.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular and the announcement dated 12 September 2006 and the circular dated 3 October 2006 in relation to the sales of "Patagonia" and "Ocean Logger" and the Shinyo Challenge Acquisition, the Company has not entered into any transaction with the Third MOA Purchaser or with parties connected or otherwise associated with one another and there are no other relationships amongst the Third MOA Purchaser or its ultimate beneficial owner with whom the Company has entered into transactions (including Giant Line and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the Third MOA.

Seller : Oak Harbour Limited, being an indirect wholly-owned subsidiary of the Company.

Asset to be sold : A 1995 built handysize dry bulk carrier of 28,760dwt, named "Oak Harbour" ("Vessel C"). The flag of Vessel C is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.

Net profits attributable to Vessel C : US$595,000 (approximately HK$4,641,000) for the period from 16 August 2004 (being the date of incorporation of Oak Harbour Limited) to 31 December 2004 and US$2,622,000 (approximately HK$20,451,600) for the year ended 31 December 2005.

There is no taxation on the net profits attributable to Vessel C.

Carrying value of Vessel C : The carrying value of Vessel C in the Company's accounts was approximately US$14,472,000 (approximately HK$112,881,600) as at 12 February 2007.

Consideration	:	US$24,000,000 (approximately HK$187,200,000), which includes a commission payable by the Company to a third party in relation to the completion of the Third MOA, representing 2% on the underlying consideration, i.e. US$480,000 (approximately HK$3,744,000). Such consideration (including the commission payable) was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact age and size of Vessel C from which to make a direct comparison. In addition, no third party valuation has been performed on Vessel C. The Directors believe that such consideration (including the commission payable), which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
Payment terms	:	Under the Third MOA, the consideration for the sale of Vessel C shall be receivable in the following manner: • 10% of the consideration (being the deposit) was received at the time of signing the Third MOA; and • The balance of the consideration shall be received in full upon the delivery of Vessel C.
Completion and delivery	:	Pursuant to the Third MOA, the latest date for completion is 31 May 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel C will take place in the second quarter of 2007. The Company will make a further announcement if the delivery of Vessel C does not take place by 31 May 2007.
Expected disposal gain	:	The estimated gain that is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007 in respect of Vessel C is US$9,048,000 (approximately HK$70,574,400). The estimated gain is calculated as the difference between the sale price of Vessel C, net of the commission payable to a third party, and its approximate carrying value in the Company's accounts at 12 February 2007.

Application of sale proceeds	:	The Company intends to retain the sale proceeds of Vessel C, after paying the commission of US$480,000 (approximately HK$3,744,000) to a third party in relation to the completion of the Third MOA, for general working capital and for funding investment projects that may be entered into by the Company in the future should suitable opportunities arise. As of the Latest Practicable Date, the Company has not entered into any negotiations or agreements in relation to such initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

The Time Charterparty

In addition, simultaneously with the signing of the Third MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with the Third MOA Purchaser to charter Vessel C back into the Company's chartered fleet at an agreed charter rate for a fixed period of 3 years from 31 May 2007, or such earlier time if Vessel C is to be delivered before this date. The Company does not have the option to re-purchase Vessel C during or at the end of the charter period.

The time charter rate of Vessel C was determined after arm's length negotiation, on normal commercial terms and by reference to the consideration receivable for Vessel C. The time charter rate is considered to be competitive as compared with the current market time charter rates.

The time charterparty is a separate agreement to the Third MOA and they are not interconditional. The transaction to time charter Vessel C back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of this operating lease, when calculated alone or aggregated with the operating leases under the time charters of "Patagonia" and "Ocean Logger" as previously disclosed in the announcement dated 12 September 2006 and the circular dated 3 October 2006, do not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the time charterparty in respect of Vessel C does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of "Oak Harbour"

Following the disposal and delivery of Vessel C, the Group's fixed assets (owned vessels) will decrease by the carrying value of Vessel C of approximately US$14,472,000 (approximately HK$112,881,600). Current assets are expected to increase by US$23,520,000 (approximately HK$183,456,000), representing the net sale proceeds receivable by the Company after paying the commission of US$480,000 (approximately HK$3,744,000) to a third party in relation to the completion of the Third MOA. The sale of Vessel C will also result in a disposal gain of approximately US$9,048,000 (approximately HK$70,574,400) in the consolidated income statement of the Company for the financial year ending 31

December 2007. The transaction to charter Vessel C back will be classified as an operating lease with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of Vessel C will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the 3-year charter period.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. On the other hand, the sale of Vessel C will enable the Company to release one of the oldest vessels from its own fleet and generate cash with the intention to be used for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of Vessel C back to the Company's chartered fleet for 3 years allows the Company to retain commercial control over Vessel C until the deliveries of the Newbuilding Vessels. Accordingly, the transactions contemplated under the MOAs are consistent with the strategy of maintaining a modern handysize fleet.

The Directors believe that the terms of the MOAs, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessels and the sale and time charter back of Vessel C are in the interests of the Company and the Shareholders as a whole.

OVERALL IMPACT ON THE GROUP'S ASSETS AND LIABILITIES AND EARNINGS

Following the completion of the transactions under the MOAs, the Group's fixed assets (owned vessels) will increase by approximately US$41,221,000 (approximately HK$321,523,800). Current assets are expected to increase by US$23,520,000 (approximately HK$183,456,000), being the net sale proceeds of Vessel C after paying the commission to a third party in relation to the completion of the Third MOA. The sale of Vessel C will also result in a disposal gain in the financial year ending 31 December 2007 of approximately US$9,048,000 (approximately HK$70,574,400). It is intended that the consideration of the Newbuilding Vessels will be satisfied by redrawing loans from prepaid existing bank loan facilities of the Company and from new bank borrowings. Hence, if the Company successfully obtains such new bank borrowings, the Group's long-term liabilities are expected to increase by US$50,401,000 (approximately HK$393,127,800) and current liabilities are expected to increase by US$5,292,000 (approximately HK$41,277,600).

The completion of the transactions under the MOAs will have no effect to the number of handysize revenue days in 2007 whilst the Company currently expects an increase in handysize revenue days by approximately 210 days in 2008 and approximately 510 days in 2009 after the respective deliveries of the Newbuilding Vessels. Such increase in handysize revenue days is expected to enhance earnings accordingly.

THE FLEET

Handysize Fleet

Following the completion and delivery of Vessel C from the owned fleet to the chartered fleet, the Company's core handysize fleet will comprise 58 vessels (1,690,421dwt), including 21 owned vessels (625,036dwt), 33 long-term chartered-in vessels (963,205dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to four vessels as at the Latest Practicable Date.

In addition, following the signing of the First MOA and the Second MOA, the Company shall have increased the number of newbuilding vessels on order to 12 (approximately 367,000dwt in aggregate), four of which are scheduled to deliver in 2007, four in 2008 and four in 2009. All these newbuilding vessels, except one (approximately 28,100dwt) which will be employed on long-term time charter, will enter into the Company's owned fleet upon their deliveries.

Handymax Fleet

As at the Latest Practicable Date, the Company's core handymax fleet comprises six vessels (309,082dwt), including two owned vessels (97,972dwt) and four long-term chartered-in vessels (211,110dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 18 vessels as at the Latest Practicable Date.

In addition, the Company has entered into a construction and sale contract with a Japanese shipbuilding company to acquire from it a newbuilding handymax vessel of approximately 54,000dwt. The delivery of the vessel is currently scheduled to be in the second half of 2008. Such acquisition did not constitute a discloseable transaction under the Listing Rules.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

The transactions contemplated under the First MOA and the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules. The transaction contemplated under the Third MOA, when aggregated with the sale of "Patagonia" and "Ocean Logger" as previously disclosed in our announcement dated 12 September 2006 and our circular dated 3 October 2006, constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions contemplated under the MOAs.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,558,182,609 shares (Shares of US$0.10 each)	155,818,260

All the existing issued Shares rank pari passu in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives (share options)	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	2,813,308	–	10,786,905[3]	1,600,000[1]	15,200,213	0.98%
Richard M. Hext	–	3,653,741[2]	–	–	–	3,653,741	0.23%
Paul C. Over	–	–	–	11,767,521[4]	1,600,000[1]	13,367,521	0.86%
Dr. Lee Kwok Yin, Simon	–	–	–	131,106,220[5]	–	131,106,220	8.41%
Patrick B. Paul	–	20,000	–	–	–	20,000	0.001%
Daniel R. Bradshaw	869,417[6]	–	–	–	–	869,417	0.056%
Wang Chunlin	–	550,000[7]	–	–	–	550,000	0.035%
Klaus Nyborg	–	2,900,000[8]	–	–	–	2,900,000	0.19%

Notes:

(1) On 14 July 2004, each of Mr. Buttery and Mr. Over were granted options to subscribe for 4,800,000 Shares pursuant to the Long Term Incentive Scheme. The subscription price is HK$2.50 per Share. In relation to each grant of 4,800,000 share options, (i) 1,600,000 share options are exercisable from 14 July 2005 to 14 July 2014, (ii) another 1,600,000 share options are exercisable from 14 July 2006 to 14 July 2014 and (iii) the remaining 1,600,000 share options are exercisable from 14 July 2007 to 14 July 2014.

Each of Mr. Buttery and Mr. Over has exercised their options to subscribe for 1,600,000 Shares in September 2005 and 1,600,000 Shares in August 2006 at the price of HK$2.50 per Share.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares will vest on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share

awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares will vest on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) 10,786,905 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(4) 11,767,521 Shares are owned by Ansleigh Limited. Mr. Over is deemed to be interested in the entire share capital of Ansleigh Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(5) 19,935,122 Shares, 1,059,725 Shares, 22,335,373 Shares, 36,370,000 Shares, 46,906,000 Shares and 4,500,000 Shares are beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Eagle Pacific International Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(6) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(7) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme, of which 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively.

(8) Out of the 2,900,000 Shares held by Mr. Nyborg as personal interests, 2,500,000 Shares are in the form of restricted shares granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme, of which 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011 respectively.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors, each of the following parties had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	131,106,220	8.41%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	131,106,220	8.41%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	92,680,200	5.95%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B4	March 13, 2007	Annual Report 2006

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 2 of 6

Item No.	*Date*	*Document*
B5	March 13, 2007	Notice of Annual General Meeting
B6	March 13, 2007	Circular – Annual General Meeting
B7	March 13, 2007	Form of Proxy for the Annual General Meeting
C1	April 4, 2007	Annual General Meeting 2007 Polling Result
C2	April 11, 2007	Acquisition of two handysize newbuildings
C3	April 26, 2007	Q1 2007 Trading Activities Update
D1	May 3, 2007	Circular –Acquisition of Two Vessels to be Constructed
D2	May 21, 2007	Sale of Three Vessels and Time Charter Back of Those Three Vessels
E1	June 11, 2007	Circular – Sale of Three Vessels and Time Charter Back of Those Three Vessels
F1	July 24, 2007	Sale and time charter back of m.v. Matariki Forest & Crescent Harbour
G1	August 7, 2007	Board Changes
G2	August 7, 2007	2007 Interim Results

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B5	March 13, 2007	Notice of Annual General Meeting

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Pacific Basin Shipping Limited (the "Company") will be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2006;
2. To declare a final dividend for the year ended 31 December 2006;
3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;
4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. **"GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES**

THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. **"TO ADD THE NOMINAL AMOUNT OF THE SHARES REPURCHASED UNDER RESOLUTION NO. 6 TO THE MANDATE UNDER RESOLUTION NO. 5**

THAT subject to the passing of Ordinary Resolutions No. 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors of the Company by Ordinary Resolution No.6 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors of the Company pursuant to Ordinary Resolution No.5 set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution."

8. "RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME

THAT

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,157,052 Shares as at 1 January 2007); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 13 March 2007

Notes:

1. Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2006 of HK22.5 cents per share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 17 April 2007 to those Shareholders whose names appear on the Company's register of members on 4 April 2007.

5. The register of members of the Company will be closed from 2 April 2007 to 4 April 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2006 Annual Report.

As at the date of this notice, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Paul Charles Over and Wang Chunlin, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B6	March 13, 2007	Circular – Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Pacific Basin Shipping Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the 2007 annual general meeting of Pacific Basin Shipping Limited to be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m. is set out on pages 21 to 25 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

13 March 2007

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the 2007 annual general meeting of the Company to be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m., notice of which is set out on pages 21 to 25 of this circular
"associate"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"business day"	any day on which the Stock Exchange is open for the business of dealing in securities
"Bye-laws"	the bye-laws of the Company
"Company" or "Pacific Basin"	Pacific Basin Shipping Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the general mandate enabling the Company to allot, issue and deal in Shares
"Latest Practicable Date"	9 March 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

"Long Term Incentive Scheme" or "LTIS"	the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005
"LTIS Issue Mandate"	the mandate enabling the Company to allot, issue and deal with up to 88,690,742 new Shares that may be issued by the Company to satisfy Options and Share Awards granted or to be granted under the Long Term Incentive Scheme, subject to an annual cap, renewable by Shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of each such financial year that may be issued by the Company to satisfy Share Awards
"Notice"	the notice of the AGM set out on pages 21 to 25 of this circular
"Options"	options to subscribe for newly issued Shares pursuant to the Long Term Incentive Scheme
"Repurchase Mandate"	the general mandate enabling the Company to repurchase Shares
"Shareholder(s)"	holders of Share(s) in issue
"Share(s)"	share(s) of US$0.10 each in the share capital of the Company
"Share Awards"	include restricted share awards and restricted share units, which are awards of Shares to be made by the Board under, and subject to the terms and conditions set out in, the Long Term Incentive Scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission
"HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Paul Charles Over
Wang Chunlin

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7/F, Hutchison House
10 Harcourt Road
Central
Hong Kong

13 March 2007

To Shareholders,

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with the notice of the AGM to be convened for the purpose of considering and, if thought fit, passing 8 ordinary resolutions to approve, among other things, the re-election of Directors, the grant of general mandates to issue and to repurchase Shares and the proposed renewal of the 2% annual cap within the LTIS Issue Mandate.

2. FINAL DIVIDEND AND BOOK CLOSURE (RESOLUTION 2 AS PER NOTICE)

The Board has recommended a final dividend for the year ended 31 December 2006 of HK 22.5 cents per Share and if such dividend is approved by the Shareholders at the AGM, it is expected to be paid on or about 17 April 2007 to those Shareholders whose names appear on the register of Shareholders on 4 April 2007.

The register of Shareholders will be closed from 2 April 2007 to 4 April 2007 (both days inclusive) during which period no transfer of Shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

3. RE-ELECTION OF DIRECTORS (RESOLUTION 3 AS PER NOTICE)

In relation to resolution 3 in the Notice regarding re-election of Directors, Patrick B. Paul and Robert C. Nicholson, both of them independent non-executive Directors, will retire at the AGM by rotation pursuant to the Company's Bye-laws and, being eligible, will offer themselves for re-election. None of them has any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. In addition, Messrs. Christopher R. Buttery (the Chairman), Klaus Nyborg (the Deputy Executive Officer), Wang Chunlin and Jan Rindbo, all of them executive Directors, and Daniel R. Bradshaw (the Deputy Chairman), a non-executive Director and David M. Turnbull, an independent non-executive Director, will retire and will be subject to re-election. None of them has any relationship with any of the other Directors, senior management or substantial or controlling shareholders of the Company. Under resolution 3, the re-election of Directors will be individually voted on by Shareholders.

The biographical details and interests in Shares of the executive Directors, non-executive Director and independent non-executive Directors to be re-elected at the AGM are set out in Appendix I below.

4. GENERAL MANDATE TO ISSUE SHARES (RESOLUTION 5 AS PER NOTICE)

At the last annual general meeting of the Company held on 7 April 2006, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to allot, issue and deal with additional Shares of the Company up to a limit of 20% of the aggregate nominal amount of the issued share capital of the Company as at 7 April 2006. A further general mandate was also given to the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. On 15 November 2006, the Company issued 257 million Shares at HK$4.75 per Share pursuant to a placing agreement dated 6 November 2006, representing approximately 19.8% of the then existing issued share capital of the Company and 16.5% of the then enlarged share capital of the Company.

The Directors believe that the renewal of the Issue Mandate is in the best interests of the Company and Shareholders as a whole as this mandate will expire at the conclusion of the AGM. Accordingly, a renewal of the Issue Mandate will be sought from the Shareholders at the AGM to authorise the Directors to allot, issue and deal with additional Shares of the Company up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution, which if passed shall be 4 April 2007.

The full text of the ordinary resolution to be proposed at the AGM in relation to the Issue Mandate is set out in resolution 5 in the Notice set out on pages 21 to 25 of this circular.

5. GENERAL MANDATE TO REPURCHASE SHARES (RESOLUTION 6 AS PER NOTICE)

At the last annual general meeting of the Company held on 7 April 2006, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to repurchase Shares of the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the issued share capital of the Company as at 7 April 2006. As noted above, a further general mandate was also given to the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. No Shares have been repurchased pursuant to the Repurchase Mandate.

As the existing Repurchase Mandate is going to expire at the conclusion of the AGM, the Directors believe that renewal of these mandates is in the interests of the Company and Shareholders as a whole. Accordingly, an ordinary resolution will be proposed at the AGM which will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the earlier of (i) the conclusion of the next annual general meeting of the Company following the passing of such resolution or; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held; or (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting, as stated in the ordinary resolution up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the relevant resolution, which if passed shall be 4 April 2007.

The explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide Shareholders with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate is set out in Appendix II to this circular.

The full text of the ordinary resolution to be proposed at the AGM in relation to the Repurchase Mandate is set out in resolution 6 in the Notice set out on pages 21 to 25 of this circular.

6. RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE (RESOLUTION 8 AS PER NOTICE)

Under the Long Term Incentive Scheme, the number of Shares which may be or have been issued or transferred in satisfaction of all Options and Share Awards to be granted under the Long Term Incentive Scheme shall not, in aggregate, exceed 126,701,060 Shares, being no more than 10% of the Shares in issue as at 8 June 2005 (which was 1,267,010,609 Shares). The overall limit of 126,701,060 Shares that may be used to satisfy the Options and the Share Awards to be granted after 8 June 2005 under the Long Term Incentive Scheme includes existing Shares that may be purchased from the market and new Shares that may be

issued by the Company. However, under the LTIS Issue Mandate, no more than 88,690,742 (being no more than 7% of the total issued share capital of the Company as at 8 June 2005) can be newly issued Shares, subject to an annual cap, renewable by Shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of each such financial year (being 25,654,812 Shares as at 1 January 2006) that may be issued by the Company to satisfy Share Awards (the "2% Cap"). Also, no new Shares are to be issued to any connected persons of the Company to satisfy Share Awards.

Since the adoption of the Long Term Incentive Scheme on 8 June 2005 up until the Latest Practicable Date, no new Shares have been issued to satisfy Share Awards. The Company has obtained approval from the Stock Exchange to the listing of, and permission to deal in, up to 88,690,742 new Shares in the capital of the Company which may be issued and credited as fully paid by the Company to satisfy Options and Shares Awards granted and to be granted under the Long Term Incentive Scheme, subject to the 2% Cap.

The Directors believe that the renewal of the 2% Cap is in the interest of the Company and Shareholders as a whole as the 2% Cap will expire at the conclusion of the AGM.

Accordingly, an ordinary resolution will be proposed at the AGM whereby a new annual cap for issue of Shares to satisfy Share Awards, renewable by shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of this financial year (being 31,157,052 Shares as at 1 January 2007) will be imposed on the LTIS Issue Mandate. This new annual cap shall lapse at the earlier of (i) the conclusion of the Company's next annual general meeting, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held and (iii) the revocation or variation of the authority by ordinary resolution of the Shareholders in general meeting. If the Company were to issue all 31,157,052 new Shares under the new 2% Cap, the estimated fair value of such new Shares would be approximately HK$205.6 million, based on a closing price of HK$6.60 per Share on the Latest Practicable Date.

In its annual and interim reports, the Company will make disclosures in respect of Share Awards as if the provisions of Rule 17.07 of the Listing Rules could be applied to Share Awards, as relevant and appropriate in the circumstances. In addition, in its annual reports, the Company will also set out the relevant information regarding the impact of the allotment and issue of Shares pursuant to Share Awards for the following financial year, including analysis, of or reference to, the fair value of Shares granted, the dilution effect on the shareholders and the likely impact on the employee costs incurred by the Company when Share Awards have been granted by the Board.

The full text of the ordinary resolution to be proposed at the AGM in relation to the mandate is set out in resolution 8 in the Notice set out on pages 21 to 25 of this circular. No Shareholders are required to abstain from voting on the resolution in relation to the mandate.

Copies of the documents relating to the LTIS and the relevant circular of the Company dated 23 May 2005 will be available for inspection during normal business hours at the principal office of the Company in Hong Kong up to and including 4 April 2007 and at the AGM.

7. PRINCIPAL BUSINESS OF THE GROUP

The Group is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. With a large fleet of modern, uniformly-sized vessels, Pacific Basin seeks to offer its customers a strong, reliable service with a high degree of scheduling flexibility whilst maintaining the company's operational efficiency.

8. RIGHT TO DEMAND A POLL

Pursuant to Bye-law 66, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) any member(s) present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) member(s) present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Pursuant to Bye-law 66, the chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company's and the Stock Exchange's websites on the business day following the AGM.

9. NOTICE OF ANNUAL GENERAL MEETING

The Notice is set out on pages 21 to 25 of this circular.

There is enclosed a form of proxy for use at the AGM. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM should you so wish.

RECOMMENDATION

The Directors believe that the proposals mentioned above, including the proposals for the re-election of Directors, the grant of the Issue Mandate, the grant of the Repurchase Mandate and the renewal of the 2% annual cap within the LTIS Issue Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of all of these resolutions to be proposed at the AGM.

Yours faithfully,
By order of the Board
Christopher R. Buttery
Chairman

EXECUTIVE DIRECTORS

Christopher Richard Buttery – age 56, Chairman

Mr. Buttery has over 30 years of experience in the shipping industry. He graduated from University College, Oxford University in 1971 and holds a Masters Degree in Modern History. He first joined Jardine, Matheson & Company Limited and progressed through various shipping-related corporate assignments in Hong Kong, Taiwan, and Japan, becoming a Director of Jardine Shipping Limited in 1979 after completing the London Business School Executive Programme. He founded the original Pacific Basin business in 1987 and was Chairman and Chief Executive when that business was listed on Nasdaq in New York from 1994 to 1996. The business was acquired by a third party in September 1996 and, after one year as an advisor to the acquirer, he left the group and was instrumental in re-establishing the current Pacific Basin in 1998. Mr. Buttery became Deputy Chairman of the Group in 2001 and Chairman in March 2004. He has also served as a director of Jardine Fleming Japanese Smaller Companies Limited (listed on The London Stock Exchange).

Mr. Buttery has entered into a service agreement with the Company dated 1 April 2004 under which he has agreed to hold office for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 April 2004. He was re-elected at the 2006 annual general meeting of the Company and the Company is intending to extend his appointment for three years until 1 April 2010 or the conclusion of the 2010 annual general meeting whichever is earlier or subject to three months' notice from Mr. Buttery. Mr. Buttery will receive from the Company an emolument at the rate of US$400,000 per annum, which is inclusive of salary, rental reimbursement and retirement scheme contribution. He is also eligible to receive a bonus of up to 100% of his emolument (the "Target Bonus"). The Target Bonus will be at the discretion of the Board. In addition, Mr. Buttery is interested in Options granted to him under the Long Term Incentive Scheme pursuant to which he is entitled to subscribe for 4.8 million Shares of the Company exercisable at HK$2.50 per Share and they are exercisable in equal tranches from each of the first, second and third anniversary of the date of grant on 14 July 2004 to 14 July 2014. Mr. Buttery exercised the first two tranches of his Options in September 2005 and August 2006 which were sold to the market in November 2005 and September 2006 respectively.

Mr. Buttery does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Buttery have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Klaus Nyborg – age 43, Deputy Chief Executive Officer

Mr. Nyborg has a Diploma (Econ), and Bachelor of Arts and MSc degrees in Business and Business Law – all from Copenhagen Business School and has since attended executive programmes at London Business School and IMD. He started his career in shipping in 1990 with AP Moller-Maersk where he served as General Manager, Corporate Secretariat. He was General Manager & Regional CFO of Maersk Sealand for the Europe/Africa region in 1997/98, then Vice President/Regional CFO and Head of Corporate Affairs for Asia, Oceania and the Middle East from 1998 to 2001. He was CFO and Director of Maersk Logistics International until 2002 when he joined TORM (a Copenhagen and NASDAQ-listed product tanker and dry bulk shipping group) where he was the CFO and an executive director until June 2006.

Mr. Nyborg has entered into a service agreement with the Company under which he has agreed to act as Deputy Chief Executive Officer for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 4 September 2006. Mr. Nyborg will receive from the Company an emolument at the rate of US$450,000 per annum, which is inclusive of salary, retirement scheme contribution, rental reimbursement and company car benefit. He is also eligible to receive a bonus of up to 100% of his emolument (the "Target Bonus"). The Target Bonus will be at the discretion of the Board. In addition, Mr. Nyborg was granted 2.5 million Shares in the form of restricted shares awards pursuant to the Long Term Incentive Scheme, of which 500,000 Shares have vested on 19 September 2006 and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011 respectively.

Mr. Nyborg does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Nyborg have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Wang Chunlin – age 43

Mr. Wang graduated from the University of International Business & Economics in Beijing in 1986 and has attained a MBA degree from Murdoch University in Australia and an MSc degree in International Shipping & Transport Logistics from the Hong Kong Polytechnic University. Mr. Wang has been in shipping since joining the Sinotrans Group in Beijing in 1986. From 1993 to 1995, he served as Managing Director of Sinotrans' joint venture International Container Leasing Company Ltd.. In 2002, he was promoted as Assistant President of Sinotrans Group and Managing Director of Sinotrans Shipping Limited. In April 2005, he joined the IMC Group where he was a director of IMC Pan Asia Alliance Pte. Ltd. and Managing Director of IMC Shipyard and Engineering Ltd. Mr. Wang

joined Pacific Basin on 1 March 2006 with responsibility for group business development and is currently responsible for Asia Pacific Maritime and Infrastructure Group, a wholly owned subsidiary of the Company specialising in maritime infrastructure projects in China.

Mr. Wang has agreed to act as an executive Director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 September 2006. Mr. Wang will receive from the Company an emolument at the rate of HK$2,650,000 per annum, which is inclusive of salary. He is also eligible to receive a bonus of up to 100% of his emolument (the "Target Bonus"). The Target Bonus will be at the discretion of the Board. In addition, 550,000 Shares in the form of restricted shares were granted to Mr. Wang pursuant to the Long Term Incentive Scheme. These restricted share awards, of which 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively. His emolument will be payable in arrears in monthly instalments at the rate of HK$220,834 per month. Such emolument is agreed between the Company and Mr. Wang and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Mr. Wang does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Wang have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Jan Rindbo – age 32

Mr. Rindbo graduated from Naestved Business College in Denmark in 1993. In 1994 following his military service, he joined TORM, a major Danish ship owning and operating group where he specialised in handysize chartering activities and pool operations and was promoted to the position of Chartering Manager. He served with TORM in Denmark, Hong Kong and USA before returning to Hong Kong to manage the activities of the IHC Pool established by Pacific Basin in 2001. He is responsible for the chartering and commercial operations of handysize and handymax vessels through the IHC and IHX Pools.

Mr. Rindbo has entered into a new service agreement with the Company dated 2 March 2007 under which he has agreed to act as an executive Director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 April 2007. Mr. Rindbo will receive from the Company an emolument at the rate of US$330,000 per annum, which is inclusive of salary and retirement scheme contribution, rental reimbursement and company car benefit. He is also eligible to receive a bonus of up to 100% of his emolument, which will be pro-rated for the number of months he acts as a senior manager and a

Director for the year of 2007 (the "Target Bonus"). The Target Bonus will be at the discretion of the Board. In addition, Mr. Rindbo is interested in 1.2 million Options which were granted to him under the Long Term Incentive Scheme on 14 July 2004, pursuant to which he is entitled to subscribe for 1.2 million Shares of the Company at the exercise price of HK$2.50 per Share. Such Options are exercisable from 14 July 2007 to 14 July 2014.

Mr. Rindbo does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin. As at the Latest Practicable Date, Mr. Rindbo is a beneficial owner of 3,026,370 shares in the Company and is interested in 1.2 million Options (as disclosed above) of the Company. Other than these shares and Options, Mr. Rindbo does not have any other interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Rindbo have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

NON-EXECUTIVE DIRECTOR

Daniel Rochfort Bradshaw – age 60, Deputy Chairman

Mr. Bradshaw graduated from Victoria University of Wellington (New Zealand) with a Bachelor of Laws (1969) and a Master of Laws (1971) and has been admitted as a solicitor in New Zealand, England and Hong Kong. Since 1978 he has worked at Johnson, Stokes and Master, from 1983 to 2003 as a partner and from 1996 to 2003 as head of the firm's shipping practice and since 2003 as a consultant. Mr. Bradshaw was Vice Chairman of the Hong Kong Shipowners' Association from 1993 to 2001 and he was a member of the Hong Kong Port and Maritime Board until 2003. He is currently a member of the Maritime Industry Council of Hong Kong and is on the board of Euronav, a Euronext listed tanker company.

Mr. Bradshaw was appointed as the Deputy Chairman and a non-executive Director of the Company for a term of three years until 7 April 2009 or the conclusion of the 2009 annual general meeting whichever is earlier. He will be subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company. His remuneration during the initial term of appointment as a non-executive Director shall be at the rate of HK$200,000 per annum. In addition, Mr. Bradshaw is entitled to a fee of HK$150,000 per annum for being a member of the Company's audit, remuneration and nomination committees. His total remuneration of HK$350,000 per annum will be payable in arrears in quarterly instalments at the rate of HK$87,500 on 31 March, 30 June, 30 September, 31 December.

Mr. Bradshaw does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Bradshaw have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Robert Charles Nicholson – age 51

Mr. Nicholson, a graduate of the University of Kent, qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China. Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited. In November 2005, he became a Non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined the board of First Pacific Company Limited in June 2003 and was named an Executive Director in November 2003.

Mr. Nicholson was appointed as independent non-executive Director of the Company on 25 March 2004 and he has agreed to hold office for a period of three years (subject to retirement by rotation at the general meeting of the Company in accordance with the Bye-laws of the Company) commencing on 25 March 2004. He was re-elected at the 2005 annual general meeting of the Company and it is the Company's intention to extend his term of appointment for three years until 25 March 2010 or the conclusion of the 2010 annual general meeting whichever is earlier. Mr. Nicholson's remuneration shall be at the rate of HK$200,000 per annum, payable in arrears in quarterly instalments at the rate of HK$50,000 on 31 March, 30 June, 30 September and 31 December. In addition, Mr. Nicholson is entitled to a fee of HK$50,000 per annum, for being a member of the Company's audit committee, and a further HK$200,000 per annum for being appointed a Chairman of the remuneration and nomination committees.

Mr. Nicholson does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Nicholson have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Patrick Blackwell Paul – age 59

Mr. Paul graduated from St. John's College, Oxford University in 1969 and is a qualified accountant. In a 33 year career with PricewaterhouseCoopers (PwC), he held a number of senior management positions in Hong Kong, including Chairman and Senior Partner of the firm for seven years. Since retiring from PwC in 2002, he has taken up a number of independent non-executive directorships, including with Johnson Electric Holdings Limited, The Hongkong and Shanghai Hotels Limited and Kingsway International Holdings Limited. He is also a member of the Managing Board of Kowloon-Canton Railway Corporation.

Mr. Paul was appointed as independent non-executive Director of the Company on 25 March 2004 and he has agreed to hold office for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws) commencing on 25 March 2004. He was re-elected at the 2005 annual general meeting of the Company and it is the Company's intention to extend his term of appointment for three years until 25 March 2010 or the conclusion of the 2010 annual general meeting whichever is earlier. Mr. Paul's remuneration shall be at the rate of HK$200,000 per annum, payable in arrears in quarterly instalments at the rate of HK$50,000 on 31 March, 30 June, 30 September and 31 December. In addition, Mr. Paul is entitled to a fee of HK$100,000 per annum for being a member of the Company's remuneration and nomination committees, and a further fee of HK$100,000 per annum for being appointed as Chairman of the audit committee.

Mr. Paul does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Paul have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

David Muir Turnbull – age 52

Mr. Turnbull graduated from Cambridge University with an honours degree in Economics and has been Executive Chairman of Allco Finance (Asia) Limited, the Hong Kong subsidiary of Allco Finance Group Limited, since March 2006. Allco is a financial group specialising in originating and structuring transactions and funding and managing

assets and specialised managed fund vehicles. He is a Director of Allco Finance Group Limited, a public listed Australian investment bank. He is an independent non-executive Director of Green Dragon Gas Limited since July 2006. Prior to joining Allco Finance Group, Mr. Turnbull was Chairman of Swire Pacific Ltd., Cathay Pacific Airways Ltd. and John Swire & Sons (HK) Ltd., a Director of Swire Properties, a non-executive Director of the Hongkong and Shanghai Banking Corporation, Hysan Development Co Ltd. and Air China. He was Chairman of Hong Kong Aircraft Engineering Company Ltd. (HAECo) from March 1995 to 8 August 2006. HAECo is an aircraft maintenance firm he led for four years as Managing Director before becoming Deputy Managing Director of Cathay Pacific in 1994. He was Managing Director of Cathay Pacific in 1996 and was Deputy Chairman and Chief Executive of Cathay Pacific from July 1998 before his appointment as Chairman in January 2005.

Mr. Turnbull was appointed as an independent non-executive Director of the Company for a term of three years until 17 May 2009 or the conclusion of the 2009 annual general meeting whichever is earlier. He will be subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company. Mr. Turnbull's remuneration during the initial term of appointment shall be at the rate of HK$200,000 per annum. In addition, Mr. Turnbull is entitled to a fee of HK$150,000 per annum for being a member of the Company's audit, remuneration and nomination committees. His total remuneration of HK$350,000 per annum will be payable in arrears in quarterly instalments at the rate of HK$87,500 on 31 March, 30 June, 30 September, 31 December.

Mr. Turnbull does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Turnbull have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND LONG POSITION IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

The interests of the Directors to be re-elected (except Mr. Jan Rindbo whose directorship has not yet take effect as at the Latest Practicable Date) in the Shares, underlying Shares and debentures of the Company and its associated corporations, as recorded in the register maintained by the Company under Section 352 of the SFO or as notified to the Company were as follows:

Name of Director		Personal interests	Family interests	Corporate interests	Trust & similar interests	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	Long Positions	4,413,308[1]	–	–	10,786,905[2]	15,200,213	0.976%
Klaus Nyborg	Long Positions	2,900,000[3]	–	–	–	2,900,000	0.186%
Wang Chunlin	Long Positions	550,000[4]	–	–	–	550,000	0.035%
Daniel R. Bradshaw	Long Positions	–	–	869,417[5]	–	869,417	0.056%
Patrick B. Paul	Long Positions	20,000	–	–	–	20,000	0.001%

Notes:

(1) Personal interests held by Christopher R. Buttery constitute interests in 2,813,308 Shares and 1,600,000 Options of the Company.

(2) Trust interests held by Christopher R. Buttery constitute 10,786,905 Shares owned by Turnwell Limited in which Mr. Buttery is deemed to be interested in the entire share capital under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(3) Personal interests held by Klaus Nyborg constitute 400,000 Shares and 2.5 million Shares in the form of restricted share awards granted to Mr. Nyborg pursuant to the Long Term Incentive Scheme.

(4) Personal interests held by Wang Chunlin constitute 550,000 Shares in the form of restricted share awards granted to Mr. Wang pursuant to the Long Term Incentive Scheme.

(5) Corporate interests held by Daniel R. Bradshaw constitute 353,241 Shares owned via Cormorant Shipping Limited and 516,176 Shares held by Goldeneye Shipping Limited in which Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively.

At no time during the year was the Company, its subsidiaries, or its associated companies a party to any arrangement to enable the Directors and Chief Executive of the Company to hold any interests or short positions in the Shares or underlying Shares in, or debentures of, the Company or its associated corporation.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the Notice at which a resolution is to be proposed in relation to the Repurchase Mandate.

REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to shareholders to give shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

In repurchasing its Shares, the Company may only apply funds entirely from the Company's available cashflow or working capital facilities which will be funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and laws of Bermuda.

Under Bermuda law, purchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose.

Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account.

(c) Maximum number of shares to be repurchased

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,558,182,609 Shares. Subject to the passing of resolution 6 approving the Repurchase Mandate as set out in the Notice appearing on pages 21 to 25 of this circular and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 155,818,260 Shares until (i) the conclusion of the next annual general meeting; or (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held; or (iii) the revocation or variation of the authority given under resolution 6 by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will be made only when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and its Shareholders as a whole and in circumstances where they consider that the Shares of the Company can be repurchased on terms favourable to the Company. As compared with the position as disclosed in the Company's most recent published audited accounts for the year ended 31 December 2006, and taking into account the current working capital position of the Company, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position of the Company.

DISCLOSURE OF INTERESTS

None of the Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of Directors has a present intention, in the event that the proposed Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

No connected persons of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares to the Company in the event that the Repurchase Mandate is granted by the Shareholders.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules, the Bye-laws of the Company and the applicable laws of Bermuda.

SHARE PRICE

During each of the previous twelve months preceding the Latest Practicable Date, the highest and lowest prices at which Shares were traded on the Stock Exchange were as follows:

	Highest *(HK$)*	Lowest *(HK$)*
2006		
March	4.025	3.425
April	3.650	3.400
May	3.550	3.075
June	3.550	3.150
July	4.000	3.475
August	4.220	3.750
September	4.900	4.060
October	5.470	4.350
November	5.190	4.600
December	4.980	4.660
2007		
January	5.700	4.900
February	6.600	5.200
March (up to the Latest Practicable Date)	6.700	5.380

TAKEOVERS CODE

If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the largest shareholder of the Company, Dr. Lee Kwok Yin, Simon (via his trustee BNP Paribas Jersey Trust Corporation Limited) is interested in 136,983,094 Shares (representing approximately 8.79% of the Company's issued share capital of 1,558,182,609). Based on the said interests of Dr. Lee in the issued share capital of the Company as at the Latest Practicable Date, in the event that the Directors exercise in full the power to repurchase Shares of the Company in accordance with the terms of the resolution to be proposed at the AGM, the interests of Dr. Lee in the issued share capital of the Company will be increased from approximately 8.79% to approximately 9.77% which is below the 30% threshold prescribed under the Takeovers Code and Dr. Lee Kwok Yin, Simon would not be obliged to make a mandatory general offer under Rule 26 of the Takeover Code as a result of such increase.

The Directors have no intention to exercise the Repurchase Mandate in such a way and to such extent that would give rise to an obligation on the part of Dr. Lee or any other Shareholder to make a mandatory general offer under Rule 26 of the Takeover Code.

SHARE REPURCHASE MADE BY THE COMPANY

No purchase has been made by the Company of its Shares (on the Stock Exchange or otherwise) in the six months prior to the date of this document.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Pacific Basin Shipping Limited (the "Company") will be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2006;

2. To declare a final dividend for the year ended 31 December 2006;

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;

4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

   THAT:

   (a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. "GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES

THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. **"TO ADD THE NOMINAL AMOUNT OF THE SHARES REPURCHASED UNDER RESOLUTION NO. 6 TO THE MANDATE UNDER RESOLUTION NO. 5**

THAT subject to the passing of Ordinary Resolutions No. 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors of the Company by Ordinary Resolution No.6 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors of the Company pursuant to Ordinary Resolution No.5 set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution."

8. **"RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME**

THAT

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,157,052 Shares as at 1 January 2007); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(j) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong,
13 March 2007

Notes:

1. Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2006 of HK 22.5 cents per share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 17 April 2007 to those Shareholders whose names appear on the Company's register of members on 4 April 2007.

5. The register of members of the Company will be closed from 2 April 2007 to 4 April 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2006 Annual Report.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B7	March 13, 2007	Form of Proxy for the Annual General Meeting

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

RECEIVED
2007 JUL 29 A 8:42

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY, 4 APRIL 2007

No. of shares to which this proxy relates *(Note 1)*	

I/We *(Note 2)* ____

of ____

Shareholder(s) of **PACIFIC BASIN SHIPPING LIMITED** (the "Company") hereby appoint *(Note 3)* the Chairman of the Meeting or ______ ______________ of ______________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the Resolutions set out in the Notice of Annual General Meeting (the "AGM Notice"), and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For *(Note 4)*	Against *(Note 4)*
1	To receive and adopt the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.		
2	To declare a final dividend for the year ended 31 December 2006.		
3	(i) To re-elect Christopher R. Buttery as an executive Director. (ii) To re-elect Klaus Nyborg as an executive Director. (iii) To re-elect Wang Chunlin as an executive Director. (iv) To re-elect Jan Rindbo as an executive Director. (v) To re-elect Daniel R. Bradshaw as a non-executive Director. (vi) To re-elect Robert C. Nicholson as an independent non-executive Director. (vii) To re-elect Patrick B. Paul as an independent non-executive Director. (viii) To re-elect David M. Turnbull as an independent non-executive Director. (ix) To authorise the Board to fix the remuneration of the Directors.		
4	To re-appoint Auditors for the year ending 31 December 2007 and to authorise the Board to fix their remuneration.		
5	To grant a general mandate to the Directors to allot shares as set out in item 5 of the AGM Notice.		
6	To grant a general mandate to the Directors for the repurchase of shares as set out in item 6 of the AGM Notice.		
7	To add the nominal amount of the shares repurchased under resolution no. 6 to the mandate granted to the Directors under resolution no. 5.		
8	To renew the 2% annual cap within the issue mandate under the Long Term Incentive Scheme regarding new shares that may be issued by the Company to satisfy Share Awards as set out in item 8 of the AGM Notice.		

Dated this ______________ day of ______________, 2007.

Signature(s) *(Note 5)* ______________________________

Notes:

(1) Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(2) Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.

(3) If a proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the AGM Notice convening the Meeting.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(6) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the said persons so present whose name appears first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(7) To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's Hong Kong branch registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Meeting or at any adjournment thereof.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
C1	April 4, 2007	Annual General Meeting 2007 Polling Result

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

www.pacbasin.com

VOTING RESULTS AT THE 2007 ANNUAL GENERAL MEETING OF PACIFIC BASIN SHIPPING LIMITED

At the annual general meeting of Pacific Basin Shipping Limited (the "Company") held on Wednesday, 4 April 2007 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions. There are no restrictions on shareholders to cast votes on any of the following resolutions at the AGM. Details of the voting results are as follows:

RESOLUTIONS		For	Against	Net Votes
		No. of Shares Voted (%)		No. of Shares Voted
1.	To receive and adopt the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.	715,117,609 (100.0%)	0 (0.0%)	715,117,609
2.	To declare a final dividend for the year ended 31 December 2006.	714,847,609 (100.0%)	0 (0.0%)	714,847,609
3.	(i) To re-elect Christopher R. Buttery as an executive Director.	710,168,609 (99.4%)	4,674,000 (0.6%)	714,842,609
	(ii) To re-elect Klaus Nyborg as an executive Director.	707,668,609 (99.3%)	4,674,000 (0.7%)	712,342,609
	(iii) To re-elect Wang Chunlin as an executive Director.	704,953,609 (98.6%)	9,894,000 (1.4%)	714,847,609
	(iv) To re-elect Jan Rindbo as an executive Director.	704,948,609 (98.6%)	9,894,000 (1.4%)	714,842,609
	(v) To re-elect Daniel R. Bradshaw as a non-executive Director.	692,336,609 (96.9%)	22,506,000 (3.1%)	714,842,609
	(vi) To re-elect Robert C. Nicholson as an independent non-executive Director.	710,168,609 (99.4%)	4,674,000 (0.6%)	714,842,609
	(vii) To re-elect Patrick B. Paul as an independent non-executive Director.	710,168,609 (99.4%)	4,674,000 (0.6%)	714,842,609
	(viii) To re-elect David M. Turnbull as an independent non-executive Director.	710,173,609 (99.4%)	4,674,000 (0.6%)	714,847,609
	(ix) To authorise the Board to fix the remuneration of the Directors.	667,036,609 (93.3%)	47,801,000 (6.7%)	714,837,609
4.	To re-appoint Auditors for the year ending 31 December 2007 and to authorise the Board to fix their remuneration.	714,842,609 (100.0%)	0 (0.0%)	714,842,609
5.	To grant a general mandate to the Directors to allot shares as set out in item 5 of the AGM Notice.	323,998,188 (45.3%)	390,843,421 (54.7%)	714,841,609
6.	To grant a general mandate to the Directors for the repurchase of shares as set out in item 6 of the AGM Notice.	710,245,963 (99.4%)	4,601,646 (0.6%)	714,847,609
7.	To add the nominal amount of the shares repurchased under resolution no. 6 to the mandate granted to the Directors under resolution no. 5.	379,188,058 (53.0%)	335,658,551 (47.0%)	714,846,609
8.	To renew the 2% annual cap within the issue mandate under the Long Term Incentive Scheme regarding new shares that may be issued by the Company to satisfy Share Awards as set out in item 8 of the AGM Notice.	495,518,689 (69.3%)	219,322,920 (30.7%)	714,841,609

Resolutions 1 to 4, 6 and 8 were passed as ordinary resolutions. As less than 50% of the votes were cast in favour of Resolution 5, Resolution 5 was not passed as an ordinary resolution.

Although more than 50% of the votes were cast in favour of Resolution 7, Resolution 7 was conditional upon and subject to the passing of Resolutions 5 and 6. Accordingly, as Resolution 5 was not passed as an ordinary resolution, Resolution 7 shall also not be passed as an ordinary resolution.

Shareholders may refer to the Company's circular dated 13 March 2007 for further details of the resolutions.

As at the date of the AGM, the issued share capital of the Company was 1,560,382,609 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

By the Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 4 April 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
C2	April 11, 2007	Acquisition of two handysize newbuildings

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF TWO VESSELS TO BE CONSTRUCTED

On 11 April 2007, two indirect wholly-owned subsidiaries of the Company (as transferees) entered into two Novation Agreements with Guangdong Machinery Imp. & Exp. Co., Ltd. and Jiangmen Nanyang Ship Engineering Co. Ltd. (the "Sellers") and Flexi-Fit Investments Pte. Ltd. (as original buyer and transferor) pursuant to which the rights and obligations of Flexi-Fit Investments Pte. Ltd. under the Contracts in relation to the acquisition of two handysize newbuilding vessels for a consideration of US$26,850,000 (approximately HK$209,430,000) per vessel, were sold and transferred to the transferees for a transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements. As a result, the total consideration for the transactions is US$53,760,000 (approximately HK$419,328,000). The Newbuilding Vessels shall be constructed and equipped at the shipyard of Jiangmen Nanyang Ship Engineering Co., Ltd. in Guangdong Province, China and they are currently expected to be delivered in the third quarter of 2009.

Principal terms of the Contracts are set out below in this announcement.

The Directors consider the transactions to be attractive taking into account the contract prices achieved and the early delivery of the Newbuilding Vessels, which compare favourably with the availability of similar newbuildings from shipyards elsewhere.

As the Sellers are the same as whom we purchased two handysize newbuilding vessels from in the prior 12 months period (as previously disclosed in our announcement dated 29 May 2006 and our circular dated 9 June 2006), the transactions contemplated under the Novation Agreements and the Contracts, whether considered separately or when aggregated with these previously announced discloseable transactions, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement, and a circular with further details of the transactions will be issued to Shareholders shortly.

BACKGROUND FOR THE TRANSACTIONS

Flexi-Fit Investments Pte. Ltd. ("Flexi-Fit") as buyer has entered into the Contracts with Guangdong Machinery Imp. & Exp. Co., Ltd. ("GMI") and Jiangmen Nanyang Ship Engineering Co., Ltd. ("JNS") as sellers in a joint capacity, to acquire from them two handysize newbuilding vessels for a consideration of US$26,850,000 (approximately HK$209,430,000) per vessel.

On 11 April 2007, two indirect wholly-owned subsidiaries of the Company (as transferees) entered into two Novation Agreements with GMI and JNS (as sellers) and Flexi-Fit (as original buyer and transferor) pursuant to which the rights and obligations of Flexi-Fit under the Contracts, were sold and transferred to the Purchasers for a transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements. Upon signing of the Novation Agreements, Flexi-Fit has been released from its obligations under the Contracts.

When the transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements is taken into account, the total consideration for the transactions is US$53,760,000 (approximately HK$419,328,000). The Newbuilding Vessels shall be constructed and equipped at the shipyard of JNS in Guangdong Province, China and they are currently expected to be delivered in the third quarter of 2009.

Principal terms of the Contracts are set out below.

As the Sellers are the same as whom we purchased two handysize newbuilding vessels from in the prior 12 months period (as previously disclosed in our announcement dated 29 May 2006 and our circular dated 9 June 2006), the transactions contemplated under the Novation Agreements and the Contracts, whether considered separately or when aggregated with these previously announced discloseable transactions, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement.

THE CONTRACTS

The Contracts are of identical terms and conditions and are described below:

Date : 11 April 2007 (being the date of the Novation Agreements)

Parties : Purchasers: Francesca Shipping (BVI) Limited (taken together with Novation Agreement A) , for Contract A; and

Othello Shipping (BVI) Limited (taken together with Novation Agreement B), for Contract B,

each being an indirect wholly-owned subsidiary of the Company.

Sellers: Guangdong Machinery Imp. & Exp. Co., Ltd. ("GMI") and Jiangmen Nanyang Ship Engineering Co., Ltd. ("JNS"), acting in a joint capacity, each of which, together with their ultimate beneficial owners, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of GMI is the import and export of machineries and the principal business activity of JNS is the construction of shipping vessels. The principal business activity of Flexi-Fit is the owning and operating of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and the announcement dated 29 May 2006 and the circular dated 9 June 2006 in relation to the purchase of two handysize newbuilding vessels, the Company has not entered into any transaction with the Sellers, Flexi-Fit or with parties connected or otherwise associated with one another and there are no other relationships amongst the Sellers, Flexi-Fit or their ultimate beneficial owners with whom the Company has entered into any transactions to acquire, dispose of, or charter in vessels during the 12 months period prior to the date of the Novation Agreements.

Assets to be acquired	:	In respect of Contract A, a handysize newbuilding dry bulk carrier of approximately 32,000dwt ("Vessel A"); and
		in respect of Contract B, a handysize newbuilding dry bulk carrier of approximately 32,000dwt ("Vessel B").
		Both Newbuilding Vessels will be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that the Newbuilding Vessels will be registered under the laws and flag of Hong Kong and will be operated by the Company upon their respective deliveries.
Consideration	:	Vessel A: US$26,850,000 (approximately HK$209,430,000); and
		Vessel B: US$26,850,000 (approximately HK$209,430,000).
		The total consideration for the Newbuilding Vessels under the Contracts is US$53,700,000 (approximately HK$418,860,000). When the transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements is taken into account, the total consideration is US$53,760,000 (approximately HK$419,328,000). Such consideration is considered by the Directors to be attractive, and was determined by reference to market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessels.
		The Directors believe that such consideration (including the transfer fee), which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
		It is intended that payment of the consideration of the Newbuilding Vessels (including the transfer fee under the Novation Agreements) will be satisfied entirely in cash, approximately 40% of which is expected to be funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.
Payment terms	:	Pursuant to the Contracts, the consideration shall be payable as follows:
		40% of the consideration, being US$21,480,000 (approximately HK$167,544,000) in aggregate, will be payable around the date of the Novation Agreements. The balance payments will be made according to the stages of construction of the Newbuilding Vessels and it is currently expected that the amount payable by the Company to be approximately US$16,110,000 (approximately HK$125,658,000) in each of the financial years 2008 and 2009.
		The total transfer fee of US$60,000 (approximately HK$468,000) under the Novation Agreements shall be payable upon signing of the Novation Agreements.

Payment Guarantee	:	Each Purchaser shall provide a bank guarantee (one for each Contract) to the Sellers to guarantee the Purchasers' obligations for the payment of 45% of the consideration under the Contracts (the "Payment Guarantee"). The Payment Guarantee can be called upon should any of the Purchasers fail to effect payment of the relevant consideration when it falls due.
Further guarantee	:	In addition to the Payment Guarantee, in connection with the purchase of the Newbuilding Vessels, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Sellers to guarantee the performance of each of the Purchasers of all of their obligations, duties and liabilities under each Contract.
Refund Guarantee	:	The Sellers shall provide a bank guarantee (one for each Contract) to be issued by the Bank of China Ltd., Guangzhou Branch to each Purchaser to guarantee the repayment of any consideration paid by the Purchasers (the "Refund Guarantee"). The Refund Guarantee can be called upon should any Contract be cancelled and/or rescinded by any of the Purchasers in accordance with its terms and conditions. Circumstances that the Purchaser will be entitled to cancel and/or rescind the Contract include, inter alia, (i) delay in delivery; (ii) deficiency in speed of the Newbuilding Vessels; (iii) excessive fuel consumption; and (iv) deficiency in actual deadweight, in excess of the allowed limit.
Completion and delivery	:	The Directors currently expect that, subject to any extensions that may be agreed between the Sellers and the Purchasers under the Contracts, the completion and delivery of the Newbuilding Vessels will take place in or around the third quarter of 2009.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. The transactions contemplated under the Novation Agreements and the Contracts are consistent with the Company's strategy of continuing its steady fleet expansion and maintaining a modern handysize fleet.

The expected benefit following the acquisition of the Newbuilding Vessels will be an anticipated increase in handysize revenue days of approximately 275 days in 2009 and approximately 720 days in 2010 and thereafter. Such increase in handysize revenue days is expected to enhance earnings accordingly.

In addition, the Directors consider the transactions to be attractive taking into account the contract prices achieved and the early delivery of the Newbuilding Vessels, which compare favourably with the availability of similar newbuildings from shipyards elsewhere. They believe that the terms of the Novation Agreements and the Contracts, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessels is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

As at the date of this announcement, the Company's core handysize fleet comprised 59 vessels (1,718,877dwt), including 22 owned vessels (653,492dwt), 33 long-term chartered-in vessels (963,205dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to 5 vessels as at the date of this announcement.

In addition, following the signing of the Novation Agreements and the Contracts, the Company shall have increased the number of newbuilding vessels on order to 14 (approximately 435,200dwt in aggregate), four of which are scheduled to be delivered in 2007, four in 2008 and six in 2009. Out of these newbuilding vessels, 12 vessels will enter into the Company's owned fleet and two vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

As at the date of this announcement, the Company's core handymax fleet comprised six vessels (309,082dwt), including two owned vessels (97,972dwt) and four long-term chartered-in vessels (211,110dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 19 vessels as at the date of this announcement.

In addition, the Company has two newbuildings on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet in 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

The transactions contemplated under the Novation Agreements and the Contracts, whether considered separately or when aggregated with the acquisition of two handysize newbuilding vessels as previously disclosed in our announcement dated 29 May 2006 and our circular dated 9 June 2006, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement, and a circular containing further details of the transactions will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Contracts"	means Contract A and Contract B; and a "Contract" means each and any one of them as the context so requires;
"Contract A"	means the legally binding contract entered into between Flexi-Fit and the Sellers for the acquisition of Vessel A by Flexi-Fit whereas the rights and obligations of Flexi-Fit under Contract A were sold and transferred to Francesca Shipping (BVI) Limited pursuant to Novation Agreement A;

"Contract B"	means the legally binding contract entered into between Flexi-Fit and the Sellers for the acquisition of Vessel B by Flexi-Fit whereas the rights and obligations of Flexi-Fit under Contract B were sold and transferred to Othello Shipping (BVI) Limited pursuant to Novation Agreement B;
"Directors"	means the directors of the Company;
"dwt"	means dead weight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Flexi-Fit"	Flexi-Fit Investments Pte. Ltd.;
"GMI"	Guangdong Machinery Imp. & Exp. Co., Ltd.;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"JNS"	Jiangmen Nanyang Ship Engineering Co., Ltd.;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Newbuilding Vessels"	means Vessel A and Vessel B;
"Novation Agreement A"	means the legally binding novation agreement dated 11 April 2007 entered into between Francesca Shipping (BVI) Limited, GMI, JNS and Flexi-Fit pursuant to which the rights and obligations of Flexi-Fit under Contract A were sold and transferred to Francesca Shipping (BVI) Limited;
"Novation Agreement B"	means the legally binding novation agreement dated 11 April 2007 entered into between Othello Shipping (BVI) Limited, GMI, JNS and Flexi-Fit pursuant to which the rights and obligations of Flexi-Fit under Contract B were sold and transferred to Othello Shipping (BVI) Limited;
"Novation Agreements"	means Novation Agreement A and Novation Agreement B;
"Payment Guarantee"	means the bank guarantee to be provided by each of the Purchasers to the Sellers to guarantee the Purchasers' obligations for the payment of 45% of the consideration under the Contracts, which can be called upon should any of the Purchasers fail to effect payment of the relevant consideration when it falls due, in a form specified in the Contracts;
"Purchasers"	Francesca Shipping (BVI) Limited and Othello Shipping (BVI) Limited; and a "Purchaser" means each and any one of them as the context so requires;

"Refund Guarantee"	means the bank guarantee to be issued by the Bank of China Ltd., Guangzhou Branch to each Purchaser to guarantee the repayment of any consideration paid by the Purchasers, which can be called upon should any Contract be cancelled and/or rescinded by any of the Purchasers in accordance with its terms and conditions, in a form specified in the Contracts;
"Sellers"	GMI and JNS;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States Dollars, the lawful currency of the United States;
"Vessel A"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that Vessel A will be delivered in the third quarter of 2009 and will be registered under the laws and flag of Hong Kong upon its delivery; and
"Vessel B"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that Vessel B will be delivered in the third quarter of 2009 and will be registered under the laws and flag of Hong Kong upon its delivery.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 11 April 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
C3	April 26, 2007	Q1 2007 Trading Activities Update

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

TRADING ACTIVITIES UPDATE

Dry bulk market firm, 68% of handysize revenue days covered for 2007 at about US$18,000 per day

- The dry bulk market has been stronger than expected in the first quarter of 2007, mainly as a result of large increases in the volumes of many raw materials imported into China and around the Chinese coast. The average Baltic Dry Index ("BDI") value in the first quarter of 2007 was 4,669 points, some 91% above the average of the first quarter of 2006. During April the Index has continued to rise and as at 26 April 2007 stood at 6,122 points
- The Baltic Handysize Index daily charter rate now stands at about US$26,800 per day net, and Clarkson's handysize 12 month time charter rate now stands at about US$21,400 per day net
- A major increase in port congestion has severely restricted the supply of large dry bulk vessels. This trend has continued into the second quarter 2007 but could ease, leading to some softening of spot rates in the event of reduced demand
- Pacific Basin's net asset value adjusted for the fair market value of our ships, including newbuildings and purchase options on chartered tonnage, has increased in line with the year to date rise in asset prices. A five year-old 28,000 deadweight tonne handysize vessel has increased in value by 19% since January and is now estimated to be worth US$34 million, according to Clarkson. The average age of our owned, long term chartered, and managed vessels is just over 6 years

- We have taken advantage of private, off-market deals to acquire one second-hand vessel and two additional newbuildings for our handysize fleet. We have also completed the sale of one older vessel with a three year charter-back in order to maintain our fleet scale. At the same time we have taken advantage of record high prices to dispose selectively of two other vessels. Our approach to sale and purchase remains opportunistic: we will buy and sell vessels in order to maintain our modern fleet profile, increase our fleet revenue days, and/or to realise value when we see exceptional price or deal terms. Our fleet now comprises 109 vessels, of which 81 are "core" owned (36), long term chartered (41) and managed (4) vessels, including newbuildings (16). This represents an increase of four vessels, including newbuildings, since our report to the market in early March
- Since we last reported cover levels at the beginning of March, our average handysize daily TCE for 2007 has risen by US$1,000 and our 2007 handysize cargo cover level has risen by 10%. Cover percentages and related average earnings are now as follows:

Vessel Activity Summary

	Unit	FY 2007
Handysize		
Cargo as % of ship commitments	%	68%
Revenue days	Days	20,001
Daily TCE	US$	18,000
Handymax		
Cargo as % of ship commitments	%	98%
Revenue days	Days	4,886
Daily TCE	US$	21,360

- Our dividend policy remains that we pay out at least 50% of our earnings
- Our market view in respect of the balance of 2007 remains positive

Market and Business Review

Since we reported our 2006 Annual Results some seven weeks ago, the confluence of a number of factors has led to a sharp rise in handysize rates. First, shippers rushed orders into the market prior to the end of the financial year (31 March) in many Asian countries. Second, China's switch from being a net exporter to a net importer of thermal coal has shifted global trade patterns for this commodity, significantly boosting tonne-mile demand for larger vessels. Third, congestion levels have risen to record highs, reducing vessel supply at a time of escalating demand. These are all symptoms of record volumes of bulk shipments into China. Whilst the absorption of larger vessel supply by the major bulk cargoes has had a positive impact on the overall demand/ supply balance for dry bulk tonnage, our handysize and handymax sectors have also directly benefited from the continued growth in shipments of 'minor bulks' such as steel, bauxite, alumina, and nickel ore. An increasing amount of dry bulk cargo is also being shipped around the China coast, absorbing tonnage from the international fleet. This cargo growth is not included in the forecasting models of many analysts and has therefore contributed to the outperformance of dry bulk relative to most expectations.

The Baltic Handysize Index rose from US$20,500 per day net at the end of February to US$24,800 per day net at the end of March, an increase of over 20% in one month. The market has remained very robust in April with average spot handysize net rates climbing towards the US$27,000 per day net mark on the back of strong demand, particularly in the grain export regions of the US Gulf and Argentina, and continued tight supply of ships supported by congestion and modest new deliveries.

In the handymax sector, March closed at US$34,500 per day net on the Baltic Supramax Index ("BSI"), up over 18% on February. The BSI now stands at a record US$38,000 per day net, beating its previous high in March 2004. Handymax newbuild deliveries in 2007 are at higher levels, but have so far been absorbed by strong operator interest in tonnage.

Our handysize book has grown steadily since last reported at the beginning of March, and we now have 68% of 2007 covered, and have made a good start on cover for 2008 (now about 19% covered) and 2009 at respectable levels.

Handysize Vessel Activity Summary

	Unit	FY 2007
Cargo Commitments		
Revenue days	days	12,046
Net Paper contracts	days	1,540
Equivalent revenue days	days	13,586
Daily TCE	US$	18,000
Ship Commitments		
Revenue days	days	20,001
Net Position		
Cargo as % of ship commitments	%	68%

Handysize FFAs Activity Summary

	Unit	FY 2007
FFAs paper sold	days	1,947
FFAs paper bought	days	–
Realised paper exposure	days	407
Net FFAs paper sold	days	1,540

Our handymax book is almost 100% covered for 2007, although we expect our volume of business to continue to grow this year through the use of chartered-in vessels

Handymax Vessel Activity Summary

	Unit	FY 2007
Cargo Commitments		
Revenue days	days	4,625
Net paper contracts	days	184
Equivalent revenue days	days	4,809
Daily TCE	US$	21,360
Ship Commitments		
Revenue days	days	4,886
Net Position		
Cargo as % of ship commitments	%	98%

Handymax FFAs Activity Summary

	Unit	FY 2007
FFAs paper sold	days	1,369
FFAs paper bought	days	(1,185)
Realised paper exposure	days	–
Net FFAs paper sold	days	184

Fleet Development

Since we last reported to shareholders in early March, "Taihua Star", a handysize newbuilding, has been delivered and has joined our IHC Pool. We have also entered into agreements to charter in one additional handysize and one additional handymax newbuildings on a long term basis. Both vessels are expected to deliver to our chartered fleet in the third quarter of this year. We have taken delivery of a tug and shall shortly take delivery of a barge, both of which will be chartered to our joint venture in the Middle East, Fujairah Bulk Shipping Limited, to assist their aggregate trading business.

Asset prices have continued to move up through the first quarter and since. In our 2006 year-end report, we said that we would take a conservative approach to new vessel investments with vessel values at record highs. Nevertheless, in view of the attractive price offered we agreed in March to acquire a second-hand handysize vessel in a private, off-market transaction for delivery in July 2007. In addition, since we last reported we have placed orders for two additional handysize newbuildings which are being constructed at Jiangmen Nanyang Shipyard ("JNS") in Southern China which we announced on 11 April 2007. The industry handysize orderbook is almost full until 2010 and, in the case of some yards, also for 2011. These vessels, which we have contracted to deliver in 2008 and 2009, constitute rare opportunities at attractive prices, especially in the context of the current market. These acquisitions are also consistent with our strategy of steadily expanding our fleet and maintaining our low age profile.

In line with our strategy, in addition to selling four vessels in late 2006 to early 2007, we continue to look for opportunities to sell handysize vessels, preferably with time charter backs in order to retain revenue days. Since we last reported, we have agreed to sell "Mount Baker" and "Flinders Island", with both transactions expected to be completed in May this year. Immediately upon the sale of "Flinders Island", we shall charter her back for about nine months to enable us to continue our obligations under an existing charter party.

In summary, since 28 February, we have acquired one second-hand handysize vessel and two handysize newbuildings at JNS shipyard, and we have agreed to sell another two handysize vessels, one of which will be chartered back by us upon its delivery in May for about nine months. We have also entered into agreements to charter in one handysize and one handymax newbuildings on a long term basis, both of which will be delivered to us in the third quarter this year.

The average age of our "core" fleet of owned, long-term chartered and managed vessels is just over six years old.

Core Fleet Development

	Number of vessels			
	Owned	Chartered[1]	Managed	Total
Handysize – in operation				
As at 1 March 2007	21	33	4	58
Newbuilding delivered	1	–	–	1
Second hand purchase[2]	1	–	–	1
Sale and time charter back[3]	(1)	1	–	–
Disposal[4]	(1)	–	–	(1)
As at 26 April 2007	**21**	**34**	**4**	**59**
Handysize – newbuildings				
As at 1 March 2007	11	1	–	12
New orders	2	1	–	3
Newbuilding delivered	(1)	–	–	(1)
As at 26 April 2007	**12**	**2**	**–**	**14**
Total handysize fleet as at 26 April 2007	**33**	**36**	**4**	**73**
Handymax – in operation				
As at 1 March 2007 and 26 April 2007	**2**	**4**	**–**	**6**
Handymax – newbuildings				
As at 1 March 2007	1	–	–	1
New order	–	1	–	1
As at 26 April 2007	**1**	**1**	**–**	**2**
Total handymax fleet as at 26 April 2007	**3**	**5**	**–**	**8**
Total fleet as at 26 April 2007 including newbuildings	**36**	**41**	**4**	**81**

1 Includes 27 handysize and 2 handymax vessels with purchase options

2 The vessel will be delivered to us in July 2007

3 The sale of the vessel will be completed in May 2007 and we shall then charter the vessel back for a period of about nine months.

4 The disposal will be completed in May 2007

5 The above table excludes minibulkers, tugs, or barges

Outside the "core" fleet, the IHC Pool and IHX Pool also operate 7 handysize and 21 handymax vessels respectively on short-term charters (defined as less than 12 months), as of the date of this announcement.

We hold options to purchase 27 out of our 36 chartered handysize vessels and newbuildings, and two out of our four chartered handymax vessels, of which 19 of these options can be exercised in 2007. These options hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters.

Dividend Policy

Our dividend policy to pay out by way of interim and final dividends not less than 50% of profits available for distribution in each financial year remains unchanged.

By Order of the Board
Richard Hext
Chief Executive Officer

Hong Kong, 26 April 2007

As at the date of this announcement, the executive directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin, and Jan Rindbo, the non-executive directors of the Company are Lee Kwok Yin, Simon and Daniel Rochfort Bradshaw, and the independent non-executive directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer, and David Muir Turnbull.

Shareholders and investors are reminded that this trading activities update for the period ended 26 April 2007 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. Shareholders and investors are cautioned not to rely unduly on this trading activities update and are advised to exercise caution when dealing in the shares of the Company.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
D1	May 3, 2007	Circular –Acquisition of Two Vessels to be Constructed

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS:

ACQUISITION OF TWO VESSELS TO BE CONSTRUCTED

3 May 2007

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Contracts"	means Contract A and Contract B; and a "Contract" means each and any one of them as the context so requires;
"Contract A"	means the legally binding contract entered into between Flexi-Fit and the Sellers for the acquisition of Vessel A by Flexi-Fit whereas the rights and obligations of Flexi-Fit under Contract A were sold and transferred to Francesca Shipping (BVI) Limited pursuant to Novation Agreement A;
"Contract B"	means the legally binding contract entered into between Flexi-Fit and the Sellers for the acquisition of Vessel B by Flexi-Fit whereas the rights and obligations of Flexi-Fit under Contract B were sold and transferred to Othello Shipping (BVI) Limited pursuant to Novation Agreement B;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Flexi-Fit"	Flexi-Fit Investments Pte. Ltd.;
"GMI"	Guangdong Machinery Imp. & Exp. Co., Ltd.;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 27 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"JNS"	Jiangmen Nanyang Ship Engineering Co., Ltd.;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"Newbuilding Vessels"	means Vessel A and Vessel B;
"Novation Agreement A"	means the legally binding novation agreement dated 11 April 2007 entered into between Francesca Shipping (BVI) Limited, GMI, JNS and Flexi-Fit pursuant to which the rights and obligations of Flexi-Fit under Contract A were sold and transferred to Francesca Shipping (BVI) Limited;
"Novation Agreement B"	means the legally binding novation agreement dated 11 April 2007 entered into between Othello Shipping (BVI) Limited, GMI, JNS and Flexi-Fit pursuant to which the rights and obligations of Flexi-Fit under Contract B were sold and transferred to Othello Shipping (BVI) Limited;
"Novation Agreements"	means Novation Agreement A and Novation Agreement B;

"Payment Guarantee"	means the bank guarantee to be provided by each of the Purchasers to the Sellers to guarantee the Purchasers' obligations for the payment of 45% of the consideration under the Contracts, which can be called upon should any of the Purchasers fail to effect payment of the relevant consideration when it falls due, in a form specified in the Contracts;
"Purchasers"	Francesca Shipping (BVI) Limited and Othello Shipping (BVI) Limited; and a "Purchaser" means each and any one of them as the context so requires;
"Refund Guarantee"	means the bank guarantee to be issued by the Bank of China Ltd., Guangzhou Branch to each Purchaser to guarantee the repayment of any consideration paid by the Purchasers, which can be called upon should any Contract be cancelled and/or rescinded by any of the Purchasers in accordance with its terms and conditions, in a form specified in the Contracts;
"Sellers"	GMI and JNS;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that Vessel A will be delivered in the third quarter of 2009 and will be registered under the laws and flag of Hong Kong upon its delivery; and
"Vessel B"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that Vessel B will be delivered in the third quarter of 2009 and will be registered under the laws and flag of Hong Kong upon its delivery.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

3 May 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF TWO VESSELS TO BE CONSTRUCTED

INTRODUCTION

On 11 April 2007, the Directors announced that two indirect wholly-owned subsidiaries of the Company (as transferees) entered into two Novation Agreements with Guangdong Machinery Imp. & Exp. Co., Ltd. and Jiangmen Nanyang Ship Engineering Co., Ltd. (the "Sellers") and Flexi-Fit Investments Pte. Ltd. (as original buyer and transferor) pursuant to which the rights and obligations of Flexi-Fit Investments Pte. Ltd. under the Contracts in relation to the acquisition of two handysize newbuilding vessels for a consideration of US$26,850,000 (approximately HK$209,430,000) per vessel, were sold and transferred to the transferees for a transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements. As a result, the total consideration for the transactions is US$53,760,000 (approximately HK$419,328,000). The Newbuilding Vessels shall be constructed and equipped at the shipyard of Jiangmen Nanyang Ship Engineering Co., Ltd. in Guangdong Province, China and they are currently expected to be delivered in the third quarter of 2009.

Principal terms of the Contracts are set out below in this circular.

The Directors consider the transactions to be attractive taking into account the contract prices achieved and the early delivery of the Newbuilding Vessels, which compare favourably with the availability of similar newbuildings from shipyards elsewhere.

As the Sellers are the same as whom we purchased two handysize newbuilding vessels from in the prior 12 months period (as previously disclosed in our announcement dated 29 May 2006 and our circular dated 9 June 2006), the transactions contemplated under the Novation Agreements and the Contracts, whether considered separately or when aggregated with these previously announced discloseable transactions, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions.

BACKGROUND FOR THE TRANSACTIONS

Flexi-Fit Investments Pte. Ltd. ("Flexi-Fit") as buyer has entered into the Contracts with Guangdong Machinery Imp. & Exp. Co., Ltd. ("GMI") and Jiangmen Nanyang Ship Engineering Co., Ltd. ("JNS") as sellers in a joint capacity, to acquire from them two handysize newbuilding vessels for a consideration of US$26,850,000 (approximately HK$209,430,000) per vessel.

On 11 April 2007, two indirect wholly-owned subsidiaries of the Company (as transferees) entered into two Novation Agreements with GMI and JNS (as sellers) and Flexi-Fit (as original buyer and transferor) pursuant to which the rights and obligations of Flexi-Fit under the Contracts, were sold and transferred to the Purchasers for a transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements. Upon signing of the Novation Agreements, Flexi-Fit has been released from its obligations under the Contracts.

When the transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements is taken into account, the total consideration for the transactions is US$53,760,000 (approximately HK$419,328,000). The Newbuilding Vessels shall be constructed and equipped at the shipyard of JNS in Guangdong Province, China and they are currently expected to be delivered in the third quarter of 2009.

Principal terms of the Contracts are set out below.

THE CONTRACTS

The Contracts are of identical terms and conditions and are described below:

Date	: 11 April 2007 (being the date of the Novation Agreements)		
Parties	: Purchasers	:	Francesca Shipping (BVI) Limited (taken together with Novation Agreement A), for Contract A; and Othello Shipping (BVI) Limited (taken together with Novation Agreement B), for Contract B, each being an indirect wholly-owned subsidiary of the Company.
	Sellers	:	GMI and JNS, acting in joint capacity, and Flexi-Fit as transferor of the Novation Agreements, each of which, together with their ultimate beneficial owners, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of GMI is the import and export of machineries and the principal business activity of JNS is the construction of shipping vessels. The principal business activity of Flexi-Fit is the owning and operating of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular and the announcement dated 29 May 2006 and the circular dated 9 June 2006 in relation to the purchase of two handysize newbuilding vessels, the Company has not entered into any transaction with the Sellers, Flexi-Fit or with parties connected or otherwise associated with one another and there are no other relationships amongst the Sellers, Flexi-Fit or their ultimate beneficial owners with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months period prior to the date of the Novation Agreements.

Assets to be acquired: In respect of Contract A, a handysize newbuilding dry bulk carrier of approximately 32,000dwt ("Vessel A"); and

in respect of Contract B, a handysize newbuilding dry bulk carrier of approximately 32,000dwt ("Vessel B").

Both Newbuilding Vessels will be constructed and equipped at the shipyard of JNS in Guangdong Province, China. It is currently expected that the Newbuilding Vessels will be registered under the laws and flag of Hong Kong and will be operated by the Company upon their respective deliveries.

Consideration : Vessel A: US$26,850,000 (approximately HK$209,430,000); and

Vessel B: US$26,850,000 (approximately HK$209,430,000).

The total consideration for the Newbuilding Vessels under the Contracts is US$53,700,000 (approximately HK$418,860,000). When the transfer fee of US$30,000 (approximately HK$234,000) under each of the Novation Agreements is taken into account, the total consideration is US$53,760,000 (approximately HK$419,328,000). Such consideration is considered by the Directors to be attractive, and was determined by reference to market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessels.

The Directors believe that such consideration (including the transfer fee), which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Newbuilding Vessels (including the transfer fee under the Novation Agreements) will be satisfied entirely in cash, approximately 40% of which has been funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% is expected to be funded from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms : Pursuant to the Contracts, the consideration shall be payable as follows:

40% of the consideration, being US$21,480,000 (approximately HK$167,544,000) in aggregate, was paid after the date of the Novation Agreements. The balance payments will be made according to the stages of construction of the Newbuilding Vessels and it is currently expected that the amount payable by the Company to be approximately US$16,110,000 (approximately HK$125,658,000) in each of the financial years 2008 and 2009.

The total transfer fee of US$60,000 (approximately HK$468,000) under the Novation Agreements was paid upon signing of the Novation Agreements.

Payment Guarantee :	Each Purchaser shall provide a bank guarantee (one for each Contract) to the Sellers to guarantee the Purchasers' obligations for the payment of 45% of the consideration under the Contracts (the "Payment Guarantee"). The Payment Guarantee can be called upon should any of the Purchasers fail to effect payment of the relevant consideration when it falls due.
Further guarantee :	In addition to the Payment Guarantee, in connection with the purchase of the Newbuilding Vessels, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Sellers to guarantee the performance of each of the Purchasers of all of their obligations, duties and liabilities under each Contract.
Refund Guarantee :	The Sellers shall provide a bank guarantee (one for each Contract) to be issued by the Bank of China Ltd., Guangzhou Branch to each Purchaser to guarantee the repayment of any consideration paid by the Purchasers (the "Refund Guarantee"). The Refund Guarantee can be called upon should any Contract be cancelled and/or rescinded by any of the Purchasers in accordance with its terms and conditions. Circumstances that the Purchaser will be entitled to cancel and/or rescind the Contract include, inter alia, (i) delay in delivery; (ii) deficiency in speed of the Newbuilding Vessels; (iii) excessive fuel consumption; and (iv) deficiency in actual deadweight, in excess of the allowed limit.
Completion and delivery :	The Directors currently expect that, subject to any extensions that may be agreed between the Sellers and the Purchasers under the Contracts, the completion and delivery of the Newbuilding Vessels will take place in or around the third quarter of 2009.

Financial Effects of the Acquisition of the Newbuilding Vessels

Following the delivery of the Newbuilding Vessels, the Group's fixed assets (owned vessels) will increase by the amount of the aggregate consideration of US$53,760,000 (approximately HK$419,328,000). Approximately 40% of the consideration of the Newbuilding Vessels has been satisfied by redrawing loans from prepaid existing bank loan facilities of the Company and it is intended that approximately 60% of the consideration will be satisfied from new bank borrowings. Hence, if the Company successfully obtains such new bank borrowings, the Group's long-term liabilities are expected to increase by US$48,922,000 (approximately HK$381,591,600) and current liabilities are expected to increase by US$4,838,000 (approximately HK$37,736,400).

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. Accordingly, the expected benefit following the acquisition of the Newbuilding Vessels will be an anticipated increase in handysize revenue days of approximately 275 days in 2009 and approximately 720 days in 2010 and thereafter. Such increase in handysize revenue days is expected to enhance earnings accordingly.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Newbuilding Vessels will enable the Company to secure two additional newbuilding vessels for its handysize fleet. The transactions contemplated under the Novation Agreements and the Contracts are consistent with the Company's strategy of continuing its steady fleet expansion and maintaining a modern handysize fleet.

The Directors consider the transactions to be attractive taking into account the contract prices achieved and the early delivery of the Newbuilding Vessels, which compare favourably with the availability of similar newbuildings from shipyards elsewhere. They believe that the terms of the Novation Agreements and the Contracts, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessels is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion of the vessel sale and purchase transactions as announced in our trading activities update dated 26 April 2007, the Company's core handysize fleet will comprise 59 vessels (1,718,344dwt), including 21 owned vessels (624,372dwt), 34 chartered-in vessels (991,792dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to seven vessels as at the Latest Practicable Date.

In addition, following the signing of the Novation Agreements and the Contracts, the Company shall have increased the number of newbuilding vessels on order to 14 (approximately 435,200dwt in aggregate), four of which are scheduled to be delivered in 2007, four in 2008 and six in 2009. Out of these newbuilding vessels, 12 vessels will enter into the Company's owned fleet and two vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

As at the Latest Practicable Date, the Company's core handymax fleet comprises six vessels (309,082dwt), including two owned vessels (97,972dwt) and four long-term chartered-in vessels (211,110dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 21 vessels as at the Latest Practicable Date.

In addition, the Company has two newbuildings on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet in 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

The transactions contemplated under the Novation Agreements and the Contracts, whether considered separately or when aggregated with the acquisition of two handysize newbuilding vessels as previously disclosed in our announcement dated 29 May 2006 and our circular dated 9 June 2006, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,560,382,609 shares (Shares of US$0.10 each)	156,038,260

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives (share options)	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	2,813,308	–	9,193,453[3]	1,600,000[1]	13,606,761	0.87%
Richard M. Hext	–	3,483,741[2]	–	–	–	3,483,741	0.22%
Dr. Lee Kwok Yin, Simon	–	–	–	108,770,847[4]	5,876,874[4]	114,647,721	7.35%
Patrick B. Paul	–	20,000	–	–	–	20,000	0.001%
Daniel R. Bradshaw	869,417[5]	–	–	–	–	869,417	0.056%
Wang Chunlin	–	550,000[6]	–	–	–	550,000	0.035%
Klaus Nyborg	–	2,900,000[7]	–	–	–	2,900,000	0.19%
Jan Rindbo	–	3,026,370	–	–	1,200,000[8]	4,226,370	0.27%

Notes:

(1) On 14 July 2004, Mr. Buttery was granted options to subscribe for 4,800,000 Shares pursuant to the Long Term Incentive Scheme. The subscription price is HK$2.50 per Share. In relation to the grant of 4,800,000 share options, (i) 1,600,000 share options are exercisable from 14 July 2005 to 14 July 2014, (ii) another 1,600,000 share options are exercisable from 14 July 2006 to 14 July 2014 and (iii) the remaining 1,600,000 share options are exercisable from 14 July 2007 to 14 July 2014.

Mr. Buttery has exercised his options to subscribe for 1,600,000 Shares in September 2005 and 1,600,000 Shares in August 2006 at the price of HK$2.50 per Share.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share

awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) 9,193,453 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(4) Out of the 108,770,847 Shares, 19,935,122 Shares, 1,059,725 Shares, 36,370,000 Shares, 46,906,000 Shares and 4,500,000 Shares are beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

For the 5,876,874 underlying Shares under equity derivatives, they are being held equally by Fortress Eagle Investment Limited and Invest Paradise International Limited (each holding 2,938,437 underlying Shares under equity derivatives) which, as disclosed above, are companies controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(5) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(6) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme, of which 110,000 Shares have vested on 1 March 2007 and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively.

(7) Out of the 2,900,000 Shares held by Mr. Nyborg as personal interests, 2,500,000 Shares are in the form of restricted shares granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011 respectively.

(8) Mr. Rindbo was granted options to subscribe for 1,200,000 Shares pursuant to the Long Term Incentive Scheme which are exercisable from 14 July 2007 to 14 July 2014. The subscription price is HK$2.50 per Share.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors, each of the following parties had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name	Capacity/ Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	114,647,721	7.35%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	114,647,721	7.35%
JP Morgan Chase & Co.	Beneficial owner, Investment manager and approved lending agent	110,583,655	7.09%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has a controlling interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
D2	May 21, 2007	Sale of Three Vessels and Time Charter Back of Those Three Vessels

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF THREE VESSELS AND TIME CHARTER BACK OF THOSE THREE VESSELS

On 21 May 2007, three indirect wholly-owned subsidiaries of the Company entered into the MOAs with the MOA Purchasers to sell to them three handysize vessels, namely "Port Pirie" (Vessel A), "Ocean Falls" (Vessel B) and "Hawk Inlet" (Vessel C) (collectively the "Vessels"), for a consideration of US$24,000,000 (approximately HK$187,200,000) each. The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000). The total disposal gains for the Vessels are estimated to be about US$22,185,000 (approximately HK$173,043,000).

Principal terms of the MOAs are set out below in this announcement.

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with respective MOA Purchasers to charter Vessel A, Vessel B and Vessel C respectively, back into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels. The Company currently expects that all three charterparties will be finalised and signed by June 2007.

None of the three time charterparties constitutes a discloseable transaction of the Company under the Listing Rules.

The sale of the Vessels will enable the Company to release three of the older vessels from its fleet. The simultaneous time charter of the Vessels back into the Company's chartered fleet for three years allows the Company to retain commercial control and hence the earnings over the Vessels during the charter period. These transactions are also consistent with the Company's strategy of maintaining a modern handysize fleet.

The sale will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains.

The transaction contemplated under each of the MOAs, if not aggregated with each other, does not constitute a discloseable transaction of the Company under the Listing Rules. However, as the ultimate beneficial owner of the MOA Purchasers is the same, the three transactions, when aggregated, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of the transactions will be issued to Shareholders shortly.

BACKGROUND

On 21 May 2007, three indirect wholly-owned subsidiaries of the Company entered into the MOAs with three different subsidiaries of Tsangaris Bros. Ltd., to sell to them three 1997 built handysize vessels, namely "Port Pirie" (Vessel A), "Ocean Falls" (Vessel B) and "Hawk Inlet" (Vessel C) (collectively the "Vessels"), for a consideration of US$24,000,000 (approximately HK$187,200,000) each. The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000).

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with respective MOA Purchasers to charter Vessel A, Vessel B and Vessel C respectively, back into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels.

As previously disclosed in our circular dated 23 December 2005, "Port Pirie" (Vessel A) has been in our chartered fleet pursuant to the terms of the bareboat charterparty dated 7 December 2005. Under the bareboat charterparty, our indirect wholly-owned subsidiary, Pacific Basin Chartering (No.16) Limited has been granted an option to re-purchase Vessel A at any time during the 10-year charter period. In order to resume ownership over Vessel A for subsequent sale under the First MOA, Pacific Basin Chartering (No.16) Limited will exercise the option to repurchase Vessel A on or around the date of the First MOA, resulting in a repayment of the associated finance lease liabilities of approximately US$15,200,000 (approximately HK$118,560,000). The exercise of the option to repurchase Vessel A will not constitute a discloseable transaction of the Company under the Listing Rules.

Principal terms of the MOAs and the time charterparties are set out below.

THE MOAs

The MOAs are legally binding, of broadly similar terms and conditions and are described below:

Date	:	21 May 2007		
Parties	:	Purchasers	:	Three different subsidiaries of Tsangaris Bros. Ltd., to be nominated as the respective purchaser for the First MOA (as the "First MOA Purchaser"), for the Second MOA (as the "Second MOA Purchaser"), and for the Third MOA (as the "Third MOA Purchaser") (collectively the "MOA Purchasers"),
				all of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with Tsangaris and the ultimate beneficial owner of the MOA Purchasers, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the MOA Purchasers will be owning and operating of the Vessels and the principal business activity of Tsangaris is the owning and operating of shipping vessels.
				To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, the Company has not entered into any transaction with each of the MOA Purchasers or Tsangaris or with parties connected or otherwise associated with one another and there are no other relationships amongst the MOA Purchasers or Tsangaris or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.
		Sellers	:	Pacific Basin Chartering (No.16) Limited, for the First MOA;
				Ocean Falls Limited, for the Second MOA; and
				Hawk Inlet Limited, for the Third MOA,
				each being an indirect wholly-owned subsidiary of the Company.
Assets to be sold	:	First MOA	:	A 1997 built handysize dry bulk carrier of 28,585dwt, named "Port Pirie" ("Vessel A").
		Second MOA	:	A 1997 built handysize dry bulk carrier of 27,827dwt, named "Ocean Falls" ("Vessel B").

	Third MOA	:	A 1997 built handysize dry bulk carrier of 27,802dwt, named "Hawk Inlet" ("Vessel C").

The flag of the Vessels is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessels is Lloyd's Register of Shipping.

Net profits attributable to the Vessels :	Vessel A	:	US$2,501,000 (approximately HK$19,507,800) and US$799,000 (approximately HK$6,232,200) for the years ended 31 December 2005 and 31 December 2006, respectively (audited figures).
	Vessel B	:	US$1,598,000 (approximately HK$12,464,400) for the period from 22 May 2006 (being the date of delivery of Vessel B to the Company) to 31 December 2006 (audited figures).
	Vessel C	:	US$1,444,000 (approximately HK$11,263,200) for the period from 9 June 2006 (being the date of delivery of Vessel C to the Company) to 31 December 2006 (audited figures).

There is no taxation on the net profits attributable to the Vessels.

Carrying values of the Vessels : In the Company's unaudited accounts, the carrying values of Vessel A, Vessel B and Vessel C were approximately US$16,052,000 (approximately HK$125,205,600), approximately US$16,843,000 (approximately HK$131,375,400) and approximately US$16,920,000 (approximately HK$131,976,000), respectively, as at the date of this announcement.

Consideration :	Vessel A	:	US$24,000,000 (approximately HK$187,200,000);
	Vessel B	:	US$24,000,000 (approximately HK$187,200,000); and
	Vessel C	:	US$24,000,000 (approximately HK$187,200,000).

The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact age and size of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms : Under the MOAs, the consideration for the sale of the Vessels shall be receivable in the following manner:

- 10% of the consideration (being the deposit) shall be received at the time of signing the MOAs; and
- The balance of the consideration shall be received in full upon the respective delivery of the Vessels.

Completion and delivery : Pursuant to the First MOA, the latest date of completion for Vessel A is 15 August 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place within the third quarter of 2007 and prior to 15 August 2007.

Pursuant to the Second MOA and the Third MOA, the latest date of completion for Vessel B and Vessel C is 31 July 2007 and 15 July 2007, respectively, unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B and Vessel C will take place during June and July 2007.

Expected disposal gains	:	The estimated gains that are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007 in respect of Vessel A, Vessel B and Vessel C are US$7,948,000 (approximately HK$61,994,400), US$7,157,000 (approximately HK$55,824,600) and US$7,080,000 (approximately HK$55,224,000), respectively. The estimated gains are calculated as the difference between the sale consideration of the Vessels and their respective approximate carrying values in the Company's unaudited accounts as at the date of this announcement.
Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains. As of the date of this announcement, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with the First MOA Purchaser, the Second MOA Purchaser and the Third MOA Purchaser to respectively charter Vessel A, Vessel B and Vessel C back into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels. The Company does not have the option to re-purchase the Vessels during or at the end of the charter period. The Company currently expects that the three charterparties will be finalised and signed by June 2007.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases do not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will enable the Company to release three of the older vessels from its fleet. The simultaneous time charter of the Vessels back into the Company's chartered fleet for three years allows the Company to retain commercial control and hence the earnings over the Vessels during the charter period. The transactions contemplated under the MOAs are also consistent with the Company's strategy of maintaining a modern handysize fleet.

The sale will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains.

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the three-year charter period. In addition, the sale of the Vessels will result in disposal gains estimated to be about US$22,185,000 (approximately HK$173,043,000) which will accrue in the consolidated income statement of the Company for the year ending 31 December 2007.

The Directors believe that the terms of the MOAs, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the sale and time charter back of the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of the Vessels from the owned fleet to the chartered fleet and the completion of the vessel sale and purchase transactions as announced in our trading activities update dated 26 April 2007, the Company's core handysize fleet will comprise 60 vessels (1,746,792dwt), including 19 owned vessels (568,743dwt), 37 chartered-in vessels (1,075,869dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to six vessels as at the date of this announcement.

In addition, the Company has 13 newbuilding vessels on order (approximately 407,100dwt in aggregate), three of which are scheduled to deliver in 2007, four in 2008 and six in 2009. Out of these newbuilding vessels, 12 vessels will enter into the Company's owned fleet and one vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels within 2007 which we have entered into agreements to charter in them on long-term basis, the Company's core handymax fleet will comprise nine vessels (454,409dwt), including two owned vessels (97,972dwt) and seven long-term chartered-in vessels (356,437dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 19 vessels as at the date of this announcement.

In addition, the Company has two newbuilding vessels on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet within 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

As the ultimate beneficial owner of the MOA Purchasers is the same, the transactions contemplated under the MOAs, only when aggregated, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular containing further details of the transactions will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;

"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Pacific Basin Chartering (No.16) Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel A;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOAs"	means the First MOA, the Second MOA and the Third MOA;
"MOA Purchasers"	means the First MOA Purchaser, the Second MOA Purchaser and the Third MOA Purchaser;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Ocean Falls Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel B;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Third MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Hawk Inlet Limited and the Third MOA Purchaser for the sale of Vessel C to the Third MOA Purchaser;
"Third MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel C;
"Tsangaris"	Tsangaris Bros. Ltd., a company with a principal place of business in Greece;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A" or "Port Pirie"	means a handysize dry bulk carrier of 28,585 dwt built in 1997 named "Port Pirie". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping;
"Vessel B" or "Ocean Falls"	means a handysize dry bulk carrier of 27,827dwt built in 1997 named "Ocean Falls". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping;

"Vessel C" or "Hawk Inlet"	means a handysize dry bulk carrier of 27,802dwt built in 1997 named "Hawk Inlet". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping; and
"Vessels"	means Vessel A, Vessel B and Vessel C.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 21 May 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
E1	June 11, 2007	Circular – Sale of Three Vessels and Time Charter Back of Those Three Vessels

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF THREE VESSELS AND TIME CHARTER BACK OF THOSE THREE VESSELS

11 June 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Pacific Basin Chartering (No.16) Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel A;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 6 June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOAs"	means the First MOA, the Second MOA and the Third MOA;
"MOA Purchasers"	means the First MOA Purchaser, the Second MOA Purchaser and the Third MOA Purchaser;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Ocean Falls Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel B;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"Third MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 May 2007 entered into between Hawk Inlet Limited and the Third MOA Purchaser for the sale of Vessel C to the Third MOA Purchaser;
"Third MOA Purchaser"	means a subsidiary of Tsangaris to be nominated as the purchaser of Vessel C;
"Tsangaris"	Tsangaris Bros. Ltd., a company with a principal place of business in Greece;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A" or "Port Pirie"	means a handysize dry bulk carrier of 28,585dwt built in 1997 named "Port Pirie". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping;
"Vessel B" or "Ocean Falls"	means a handysize dry bulk carrier of 27,827dwt built in 1997 named "Ocean Falls". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping;
"Vessel C" or "Hawk Inlet"	means a handysize dry bulk carrier of 27,802dwt built in 1997 named "Hawk Inlet". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Lloyd's Register of Shipping; and
"Vessels"	means Vessel A, Vessel B and Vessel C.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

11 June 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: SALE OF THREE VESSELS AND TIME CHARTER BACK OF THOSE THREE VESSELS

INTRODUCTION

On 21 May 2007, the Directors announced that three indirect wholly-owned subsidiaries of the Company entered into the MOAs with the MOA Purchasers to sell to them three handysize vessels, namely "Port Pirie" (Vessel A), "Ocean Falls" (Vessel B) and "Hawk Inlet" (Vessel C) (collectively the "Vessels"), for a consideration of US$24,000,000 (approximately HK$187,200,000) each. The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000). The total disposal gains for the Vessels are estimated to be about US$22,185,000 (approximately HK$173,043,000).

Principal terms of the MOAs are set out below in this circular.

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with respective MOA Purchasers to charter Vessel A, Vessel B and Vessel C respectively, back

into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels. The Company currently expects that all three charterparties will be finalised and signed by June 2007.

None of the three time charterparties constitutes a discloseable transaction of the Company under the Listing Rules.

The sale of the Vessels will enable the Company to release three of the older vessels from its fleet. The simultaneous time charter of the Vessels back into the Company's chartered fleet for three years allows the Company to retain commercial control and hence the earnings over the Vessels during the charter period. These transactions are also consistent with the Company's strategy of maintaining a modern handysize fleet.

The sale will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains.

The transaction contemplated under each of the MOAs, if not aggregated with each other, does not constitute a discloseable transaction of the Company under the Listing Rules. However, as the ultimate beneficial owner of the MOA Purchasers is the same, the three transactions, when aggregated, constitute discloseable transactions of the Company under the Listing Rules.

This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions contemplated under the MOAs.

BACKGROUND OF THE TRANSACTIONS

On 21 May 2007, three indirect wholly-owned subsidiaries of the Company entered into the MOAs with three different subsidiaries of Tsangaris Bros. Ltd., to sell to them three 1997 built handysize vessels, namely "Port Pirie" (Vessel A), "Ocean Falls" (Vessel B) and "Hawk Inlet" (Vessel C) (collectively the "Vessels") respectively, for a consideration of US$24,000,000 (approximately HK$187,200,000) each. The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000).

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with respective MOA Purchasers to charter Vessel A, Vessel B and Vessel C respectively, back into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels.

As previously disclosed in our circular dated 23 December 2005, "Port Pirie" (Vessel A) has been in our chartered fleet pursuant to the terms of the bareboat charterparty dated 7 December 2005. Under the bareboat charterparty, our indirect wholly-owned subsidiary, Pacific Basin Chartering (No.16) Limited has been granted an option to re-purchase Vessel A at any time during the 10-year charter period. In order to resume ownership over Vessel A

for subsequent sale under the First MOA, Pacific Basin Chartering (No.16) Limited will exercise the option to repurchase Vessel A on or around the date of the First MOA, resulting in a repayment of the associated finance lease liabilities of approximately US$15,200,000 (approximately HK$118,560,000). The exercise of the option to repurchase Vessel A will not constitute a discloseable transaction of the Company under the Listing Rules.

Principal terms of the MOAs and the time charterparties are set out below.

THE MOAs

The MOAs are legally binding, of broadly similar terms and conditions and are described below:

Date	:	21 May 2007	
Parties	:	Purchasers:	Three different subsidiaries of Tsangaris Bros. Ltd. to be nominated as the respective purchaser for the First MOA (as the "First MOA Purchaser"), for the Second MOA (as the "Second MOA Purchaser"), and for the Third MOA (as the "Third MOA Purchaser") (collectively the "MOA Purchasers"), all of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with Tsangaris and the ultimate beneficial owner of the MOA Purchasers, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the MOA Purchasers will be the owning and operating of the Vessels and the principal business activity of Tsangaris is the owning and operating of shipping vessels.

			To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular, the Company has not entered into any transaction with each of the MOA Purchasers or Tsangaris or with parties connected or otherwise associated with one another and there are no other relationships amongst the MOA Purchasers or Tsangaris or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.
		Sellers:	Pacific Basin Chartering (No.16) Limited, for the First MOA; Ocean Falls Limited, for the Second MOA; and Hawk Inlet Limited, for the Third MOA, each being an indirect wholly-owned subsidiary of the Company.
Assets to be sold	:	First MOA:	A 1997 built handysize dry bulk carrier of 28,585dwt, named "Port Pirie" ("Vessel A").
		Second MOA:	A 1997 built handysize dry bulk carrier of 27,827dwt, named "Ocean Falls" ("Vessel B").
		Third MOA:	A 1997 built handysize dry bulk carrier of 27,802dwt, named "Hawk Inlet" ("Vessel C"). The flag of the Vessels is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessels is Lloyd's Register of Shipping.
Net profits attributable to the Vessels	:	Vessel A:	US$2,501,000 (approximately HK$19,507,800) and US$799,000 (approximately HK$6,232,200) for the years ended 31 December 2005 and 31 December 2006, respectively (audited figures).
		Vessel B:	US$1,598,000 (approximately HK$12,464,400) for the period from 22 May 2006 (being the date of delivery of Vessel B to the Company) to 31 December 2006 (audited figures).

		Vessel C:	US$1,444,000 (approximately HK$11,263,200) for the period from 9 June 2006 (being the date of delivery of Vessel C to the Company) to 31 December 2006 (audited figures).

There is no taxation on the net profits attributable to the Vessels.

Carrying values of the Vessels : In the Company's unaudited accounts, the carrying values of the Vessel A, Vessel B and Vessel C were approximately US$16,052,000 (approximately HK$125,205,600), approximately US$16,843,000 (approximately HK$131,375,400) and approximately US$16,920,000 (approximately HK$131,976,000), respectively, as at 21 May 2007.

Consideration	:	Vessel A:	US$24,000,000 (approximately HK$187,200,000);
		Vessel B:	US$24,000,000 (approximately HK$187,200,000); and
		Vessel C:	US$24,000,000 (approximately HK$187,200,000).

The total consideration for the Vessels is US$72,000,000 (approximately HK$561,600,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact age and size of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms : Under the MOAs, the consideration for the sale of the Vessels shall be receivable in the following manner:

- 10% of the consideration (being the deposit) shall be received at the time of signing the MOAs; and
- The balance of the consideration shall be received in full upon the respective delivery of the Vessels.

Completion and delivery :	Pursuant to the First MOA, the latest date of completion for Vessel A is 15 August 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place within the third quarter of 2007 and prior to 15 August 2007. Pursuant to the Second MOA and the Third MOA, the latest date of completion for Vessel B and Vessel C is 31 July 2007 and 15 July 2007, respectively, unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B and Vessel C will take place during June and July 2007.
Expected disposal gains :	The estimated gains that are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007 in respect of Vessel A, Vessel B and Vessel C are US$7,948,000 (approximately HK$61,994,400), US$7,157,000 (approximately HK$55,824,600) and US$7,080,000 (approximately HK$55,224,000), respectively. The estimated gains are calculated as the difference between the sale consideration of the Vessels and their respective approximate carrying values in the Company's unaudited accounts as at 21 May 2007.
Application of sale proceeds :	The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains. As of the Latest Practicable Date, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

In addition, subsequent to the signing of the MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into three time charterparties with the First MOA Purchaser, the Second MOA Purchaser and the Third MOA Purchaser to respectively charter Vessel A, Vessel B and Vessel C back into the Company's chartered fleet at agreed charter rates for a fixed period of three years commencing immediately upon the respective delivery of the Vessels. The Company does not have the option to re-purchase the Vessels during or at the end of the charter period. The Company currently expects that the three charterparties will be finalised and signed by June 2007.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases do not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessels

Following the disposal and delivery of the Vessels, the Group's fixed assets (owned vessels) will decrease by the carrying values of the Vessels of approximately US$49,815,000 (approximately HK$388,557,000). Current liabilities and long-term liabilities are expected to decrease by approximately US$970,000 (approximately HK$7,566,000) and approximately US$14,230,000 (approximately HK$110,994,000) respectively, representing the associated finance lease liabilities to be repaid upon exercising the option to repurchase Vessel A. Current assets are expected to increase by approximately US$56,800,000 (approximately HK$443,040,000), representing the net sale proceeds receivable by the Company after repaying the finance lease liabilities in respect of Vessel A. The sale of the Vessels will also result in disposal gains of approximately US$22,185,000 (approximately HK$173,043,000) in the consolidated income statement of the Company for the financial year ending 31 December 2007. The transactions to time charter the Vessels back will be classified as operating leases with the charter-hire payments to be accounted for as operating lease expenses during the three-year charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the three-year charter period.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will enable the Company to release three of the older vessels from its fleet. The simultaneous time charter of the Vessels back into the Company's chartered fleet for three years allows the Company to retain commercial control and hence the earnings over the Vessels during the charter period. The transactions contemplated under the MOAs are also consistent with the Company's strategy of maintaining a modern handysize fleet.

The sale will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from disposal gains.

The Directors believe that the terms of the MOAs, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the sale and time charter back of the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of the Vessels from the owned fleet to the chartered fleet and the completion of the vessel sale and purchase transactions as announced in our trading activities update dated 26 April 2007, the Company's core handysize fleet will comprise 60 vessels (1,746,792dwt), including 19 owned vessels (568,743dwt), 37 chartered-in vessels (1,075,869dwt) and four managed vessels (102,180dwt). All handysize vessels, except one (28,730dwt), are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to six vessels as at the Latest Practicable Date.

In addition, the Company has 13 newbuilding vessels on order (approximately 407,100dwt in aggregate), three of which are scheduled to deliver in 2007, four in 2008 and six in 2009. Out of these newbuilding vessels, 12 vessels will enter into the Company's owned fleet and one vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels within 2007 which we have entered into agreements to charter in them on long-term basis, the Company's core handymax fleet comprises nine vessels (454,409dwt), including two owned vessels (97,972dwt) and seven long-term chartered-in vessels (356,437dwt). All handymax vessels, with the exception of two vessels (107,194dwt) which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 20 vessels as at the Latest Practicable Date.

In addition, the Company has two newbuilding vessels on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet within 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

There is no distinction between the use of owned, chartered-in and managed vessels, save to the extent that the Company generates freight and charter-hire income for the owned and chartered-in vessels, but generates ship management income for the operations of the managed vessels.

As the ultimate beneficial owner of the MOA Purchasers is the same, the transactions contemplated under the MOAs, only when aggregated, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions contemplated under the MOAs.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,569,130,109 shares (Shares of US$0.10 each)	156,913,010

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares and underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives (share options)	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	2,813,308	–	9,193,453[3]	1,600,000[1]	13,606,761	0.87%
Richard M. Hext	–	3,483,741[2]	–	–	–	3,483,741	0.22%
Dr. Lee Kwok Yin, Simon	–	–	–	113,835,847[4]	18,243,422[4]	132,079,269	8.42%
Patrick B. Paul	–	20,000	–	–	–	20,000	0.001%
Daniel R. Bradshaw	869,417[5]	–	–	–	–	869,417	0.055%
Wang Chunlin	–	1,280,000[6]	–	–	–	1,280,000	0.082%
Klaus Nyborg	–	2,900,000[7]	–	–	–	2,900,000	0.18%
Jan Rindbo	–	4,056,370[8]	–	–	1,200,000[8]	5,256,370	0.33%

Notes:

(1) On 14 July 2004, Mr. Buttery was granted options to subscribe for 4,800,000 Shares pursuant to the Long Term Incentive Scheme. The subscription price is HK$2.50 per Share. In relation to the grant of 4,800,000 share options, (i) 1,600,000 share options are exercisable from 14 July 2005 to 14 July 2014, (ii) another 1,600,000 share options are exercisable from 14 July 2006 to 14 July 2014 and (iii) the remaining 1,600,000 share options are exercisable from 14 July 2007 to 14 July 2014.

Mr. Buttery has exercised his options to subscribe for 1,600,000 Shares in September 2005 and 1,600,000 Shares in August 2006 at the price of HK$2.50 per Share.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the

form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) 9,193,453 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(4) Out of the 113,835,847 Shares, 19,935,122 Shares, 1,059,725 Shares, 36,370,000 Shares, 49,438,500 Shares and 7,032,500 Shares are beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

For the 18,243,422 underlying Shares under equity derivatives, they are being held equally by Fortress Eagle Investment Limited and Invest Paradise International Limited (each holding 9,121,711 underlying Shares under equity derivatives) which, as disclosed above, are companies controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(5) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(6) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme and an equal amount of 110,000 Shares will vest on each of 1 March 2007, 2008, 2009, 2010 and 2011 respectively.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(7) Out of the 2,900,000 Shares held by Mr. Nyborg as personal Interests, 2,500,000 Shares are in the form of restricted shares granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011 respectively.

(8) Mr. Rindbo was granted options to subscribe for 1,200,000 Shares pursuant to the Long Term Incentive Scheme which are exercisable from 14 July 2007 to 14 July 2014. The subscription price is HK$2.50 per Share.

By a Restricted Share Award Agreement dated 11 May 2007, 1,030,000 Shares in the form of restricted share awards were granted to Mr. Rindbo pursuant to the Long Term Incentive Scheme, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors, each of the following parties had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2

and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name	Capacity/ Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	132,079,269	8.42%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	132,079,269	8.42%
JP Morgan Chase & Co.	Beneficial owner, Investment manager and approved lending agent	111,632,455	7.11%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
F1	July 24, 2007	Sale and time charter back of m.v. Matariki Forest & Crescent Harbour

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS AND DATE OF BOARD MEETING

(A) On 28 June 2007, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Iyo Eagle Partnership to sell to it a handysize vessel named "Matariki Forest" (Vessel A) for a consideration of US$45,000,000 (approximately HK$351,000,000).

Simultaneously with the signing of the First MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter Vessel A back into the Company's chartered fleet at an agreed charter rate for a fixed period of one year which will commence immediately upon the delivery of Vessel A.

(B) On 24 July 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA with Satsuma Eagle Partnership to sell to it a handysize newbuilding vessel named "Crescent Harbour" (Vessel B) for a consideration of US$45,000,000 (approximately HK$351,000,000).

Simultaneously with the signing of the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter Vessel B back into the Company's chartered fleet at an agreed charter rate for a fixed period of one year which will commence immediately upon the delivery of Vessel B.

The sale of Vessel A and Vessel B will result in disposal gains estimated to be US$15,150,000 (approximately HK$118,170,000) and US$17,962,000 (approximately HK$140,103,600) respectively.

Principal terms of the MOAs are set out below in this announcement.

The sale of Vessel A and Vessel B will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The transactions under the MOAs are not discloseable individually. As the ultimate beneficial owner of Satsuma Eagle Partnership is the same as that of Iyo Eagle Partnership, the transaction concluded under the First MOA and the transaction contemplated under the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of the transactions will be issued to Shareholders shortly. The time charterparties do not constitute discloseable transactions of the Company under the Listing Rules.

Pursuant to Rule 13.43 of the Listing Rules, the Company announces that a meeting of the Board will be held on 7 August 2007.

BACKGROUND FOR THE TRANSACTIONS

On 28 June 2007, a indirect wholly-owned subsidiary of the Company entered into the First MOA with the First MOA Purchaser to sell to it a 2007 built handysize vessel named "Matariki Forest" (Vessel A) for a consideration of US$45,000,000 (approximately HK$351,000,000).

On 24 July 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA with the Second MOA Purchaser to sell to it a handysize newbuilding vessel named "Crescent Harbour" (Vessel B) for a consideration of US$45,000,000 (approximately HK$351,000,000). Vessel B is currently expected to be delivered in the fourth quarter of 2007.

In addition, simultaneously with the respective signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into two time charterparties with Eagle One Shipping S.A. to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of one year. The charter will commence immediately upon the respective delivery of the Vessels.

Principal terms of the MOAs and the time charterparties are set out below.

THE MOAs

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date:	28 June 2007, for the First MOA; and
	24 July 2007, for the Second MOA.

Parties:	Purchasers:	Iyo Eagle Partnership, for the First MOA ("First MOA Purchaser"); and Satsuma Eagle Partnership, for the Second MOA ("Second MOA Purchaser"), each of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with their ultimate beneficial owner (which is the same for the First MOA Purchaser, the Second MOA Purchaser and Eagle One Shipping S.A.), are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the First MOA Purchaser, the Second MOA Purchaser and their ultimate beneficial owner is the owning, operating and managing of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, the Company has not entered into any transaction with the First MOA Purchaser, the Second MOA Purchaser, Eagle One Shipping S.A. or their ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the First MOA Purchaser, the Second MOA Purchaser, Eagle One Shipping S.A. or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.
	Sellers:	Juniper Beach Limited, for the First MOA; and Crescent Harbour Limited, for the Second MOA (collectively the "Sellers"), each being an indirect wholly-owned subsidiary of the Company.

Assets to be sold:	First MOA:	A June 2007 built handysize dry bulk carrier of 28,709dwt, named "Matariki Forest" ("Vessel A"). The flag of Vessel A is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.
	Second MOA:	A handysize newbuilding dry bulk carrier of approximately 32,000dwt, to be named "Crescent Harbour" ("Vessel B"), which is currently constructed by a shipyard in Japan. It is expected that Vessel B will deliver in the fourth quarter of 2007 and will be registered under the laws and flag of Hong Kong upon its delivery.

Carrying values of the Vessels:

The carrying value of Vessel A and Vessel B was respectively approximately US$29,850,000 (approximately HK$232,830,000) and US$5,180,000 (approximately HK$40,404,000) in the Company's unaudited accounts as at the date of this announcement.

The Company acquired Vessel B from a party who is unrelated to the First MOA Purchaser, the Second MOA Purchaser and their ultimate beneficial owner, for a consideration of US$27,038,000 (approximately HK$210,896,400) in 2005.

Consideration:

Vessel A: US$45,000,000 (approximately HK$351,000,000); and
Vessel B: US$45,000,000 (approximately HK$351,000,000).

Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels and newbuildings of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels and newbuildings of the exact size and year of build of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms: Under the MOAs, the consideration for the sale of Vessel A and Vessel B shall be receivable in the following manner:

- 10% of the consideration (being the deposit) for the sale of the Vessels was received at the time of signing the MOAs; and
- The balance of the consideration shall be received in full upon the respective delivery of the Vessels.

Guarantees: PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with the First MOA Purchaser and the Second MOA Purchaser, to guarantee the respective performance of each of the Sellers and the charterer of all of their obligations, duties and liabilities under the MOAs and the time charterparties.

Completion and delivery: Pursuant to the First MOA, the latest date for completion is 30 September 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place within the third quarter of 2007.

Pursuant to the Second MOA, the latest date for completion is 31 March 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B to the second MOA Purchaser will take place within the first quarter of 2008.

Expected disposal gains: Vessel A: US$15,150,000 (approximately HK$118,170,000); and
Vessel B: US$17,962,000 (approximately HK$140,103,600).

The expected disposal gain of Vessel A is calculated as the difference between the sales consideration of Vessel A and its approximate carrying value in the Company's unaudited accounts as at 24 July 2007. The disposal gain of Vessel A is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007.

The expected disposal gain of Vessel B is calculated as the difference between the sales consideration of Vessel B and its purchase price of US$27,038,000 (approximately HK$210,896,400). The disposal gain of Vessel B is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.

Application of sale proceeds: The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels.

As of the date of this announcement, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

Simultaneously with the respective signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into two time charterparties with Eagle One Shipping S.A., to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of one year. The charter will commence immediately upon the respective delivery of the Vessels. The ultimate beneficial owner of Eagle One Shipping S.A. is the same as that of the First MOA Purchaser and the Second MOA Purchaser. The Company does not have the option to re-purchase any of the Vessels during or at the end of the charter period.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The two time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, both time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels.

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the charter period of the Vessels. In addition, the sale of the Vessels will result in disposal gains of approximately US$15,150,000 (approximately HK$118,170,000) for Vessel A and approximately US$17,962,000 (approximately HK$140,103,600) for Vessel B. Such disposal gains on Vessel A and Vessel B are expected to accrue to the consolidated income statement of the Company in the financial years ending 31 December 2007 and 31 December 2008, respectively. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The Directors believe that the terms of the MOAs and the time charterparties, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of Vessel A from the owned fleet to the chartered fleet, and the completion and delivery of "Port Pirie" pursuant to the sale and time charter back transaction as announced on 21 May 2007, the Company's core handysize fleet will comprise 58 vessels (1,707,053dwt), including 19 owned vessels (568,733dwt) and 39 chartered-in vessels (1,138,320dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to five vessels as at the date of this announcement.

In addition, the Company has 13 newbuilding vessels on order (approximately 411,000dwt in aggregate), two of which are scheduled to deliver in 2007, five in 2008 and six in 2009. Following the completion of the sale and time charter back of Vessel B, 10 of these newbuilding vessels will enter into the Company's owned fleet and the other three newbuilding vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel within 2007 which we have entered into an agreement to charter-in on a long-term basis, the Company's core handymax fleet will comprise 10 vessels (501,589dwt), including two owned vessels (97,972dwt) and eight long-term chartered-in vessels (403,617dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed

in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 28 vessels as at the date of this announcement.

In addition, the Company has two newbuilding vessels on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet within 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

The sale transactions under the MOAs are not discloseable individually. As the ultimate beneficial owner of the First MOA Purchaser and the Second MOA Purchaser is the same, the transaction concluded under the First MOA and the transaction contemplated under the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular containing further details of the transactions will be issued to Shareholders shortly.

DATE OF BOARD MEETING

Pursuant to Rule 13.43 of the Listing Rules, the Company announces that a meeting of the Board will be held on 7 August 2007 in Hong Kong, at which the declaration, recommendation or payment of a dividend is expected to be decided and the announcement of the profits and losses for the six months ended 30 June 2007 is to be approved for publication.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;

"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 28 June 2007 entered into between Juniper Beach Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	Iyo Eagle Partnership;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOAs"	means the First MOA and the Second MOA;
"Sellers"	Juniper Beach Limited and Crescent Harbour Limited;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 24 July 2007 entered into between Crescent Harbour Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	Satsuma Eagle Partnership;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;

"Vessel A" or "Matariki Forest"	means a June 2007 built handysize dry bulk carrier of 28,709dwt named "Matariki Forest". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai;
"Vessel B" or "Crescent Harbour"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be named "Crescent Harbour". Vessel B is currently constructed by a shipyard in Japan. It is expected that Vessel B will deliver in the fourth quarter of 2007 and will be registered under the laws and flag of Hong Kong upon its delivery; and
"Vessels"	means Vessel A and Vessel B.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 24 July 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G1	August 7, 2007	Board Changes

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

BOARD CHANGES

On 7 August 2007, the Board of the Company announces that with effect from 1 January 2008, (i) Mr. Christopher Richard Buttery, currently an executive director and chairman of the Company, shall stand down from such positions and instead assume the positions of non-executive director and deputy chairman of the Company; (ii) Mr. David Muir Turnbull, currently an independent non-executive director of the Company, shall in addition to such role assume the position of chairman of the Company; and (iii) Mr. Daniel Rochfort Bradshaw, currently a non-executive director and deputy chairman of the Company, shall stand down from the position of deputy chairman but shall continue in his position as a non-executive director of the Company.

Mr. Christopher Richard Buttery to become non-executive director and deputy chairman

The board of directors (the "Board") of Pacific Basin Shipping Limited (the "Company" or "Pacific Basin") announces that Mr. Christopher Richard Buttery will stand down from the positions of executive director and chairman of the Company and instead assume the positions of non-executive director and deputy chairman of the Company with effect from 1 January 2008. Mr. Buttery wishes to stand down as an executive director and chairman of the Company to allow him to pursue other personal and business objectives whilst still being able to contribute his significant skills and experience in the shipping industry to the Company through his new position as a non-executive director and deputy chairman of the Company.

Mr. Buttery, aged 57, has over 30 years of experience in the shipping industry. He graduated from University College, Oxford University in 1971 and holds a Masters degree in Modern History. He first joined Jardine, Matheson & Company Limited and progressed through various shipping-related corporate assignments in Hong Kong, Taiwan, and Japan, becoming a director of Jardine Shipping Limited in 1979 after completing the London Business School Executive Programme. He founded the original Pacific Basin business in 1987 and was chairman and chief executive when that business was listed on Nasdaq in New York from 1994 to 1996. The business was acquired by a Malaysian group in September 1996 and, after one year as an advisor to the acquiror, he left the group and was instrumental in re-establishing the current Pacific Basin in 1998. Mr. Buttery became deputy chairman of the Company in 2001 and chairman in March 2004. He has served as a director of Jardine Fleming Japanese Smaller Companies Limited (listed on The London Stock Exchange) and is also a director of The Ton Poh Emerging Thailand Fund, which is a private company.

Mr. Buttery will enter into a new service agreement shortly with the Company, under which he will act as a non-executive director and deputy chairman of the Company for a period of 3 years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing on 1 January 2008. As a non-executive director of the Company, Mr. Buttery will receive from the Company an emolument at the rate of HK$250,000 per annum. In addition, Mr. Buttery will enter into a consultancy agreement shortly with the Company under which he will act as a consultant to the Company on shipping and maritime matters for a period of three years (subject, only whilst he is a director of the Company, to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 January 2008. Mr. Buttery will receive from the Company an emolument at the rate of US$367,949 per annum and medical and life insurance benefits. He may also receive a performance bonus at the discretion of the Board. Mr. Buttery's emoluments have been agreed between the Company and Mr. Buttery and were determined by reference to the levels of emolument of other senior executives of the Company and in the market generally. As at the date of this announcement, Mr. Buttery is interested in 1,600,000 share options granted to him under the Long Term Incentive Scheme on 14 July 2004 pursuant to which he is entitled to subscribe for 1,600,000 shares of the Company at the exercise price of HK$2.50 per share and exercisable from 14 July 2007 to 14 July 2014.

Save as disclosed above, Mr. Buttery does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Buttery is a beneficial owner of 12,006,761 shares in the Company and is interested in 1,600,000 share options (as disclosed above) of the Company. Other than these shares and share options, Mr. Buttery does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Buttery has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Buttery further confirmed that there is no disagreement with the Board and there are no matters with respect to his re-designation as a non-executive director and deputy chairman of the Company that need to be brought to the attention of the shareholders of the Company.

Mr. David Muir Turnbull to become chairman in addition to his role as an independent non-executive director

Mr. David Muir Turnbull, currently an independent non-executive director of the Company, shall in addition to his role as an independent non-executive director of the Company assume the position of chairman of the Company with effect from 1 January 2008.

Mr. Turnbull, aged 52, graduated from Cambridge University with an honours degree in Economics and has been executive chairman of Allco Finance (Asia) Limited, the Hong Kong subsidiary of Allco Finance Group Limited, since March 2006. Allco is a financial group specialising in originating and structuring transactions and funding and managing assets and specialised managed fund vehicles. He has been a director of Allco Finance Group Limited, an Australian investment bank listed on the Australian Stock Exchange since March 2006. In July 2006 he was appointed as an independent non-executive director of Green Dragon Gas Limited, a company listed on the AIM market of the London Stock Exchange. Prior to joining Allco Finance Group, Mr. Turnbull had the following positions in Hong Kong publicly listed companies: chairman of Swire Pacific Ltd. and Cathay Pacific Airways Ltd. from January 2005 until January 2006, chairman of Hong Kong Aircraft Engineering Company Ltd. from September 1995 until August 2006, a non-executive director of the Hongkong and Shanghai Banking Corporation from January 2005 until December 2005, and a director of Hysan Development Co. Ltd. and Air China Ltd. from May 2005 until December 2005. Mr. Turnbull joined the Company on 17 May 2006 when he was appointed as an independent non-executive director of the Company for a term of three years.

Mr. Turnbull entered into a service agreement with the Company dated 17 May 2006 (the "Turnbull Service Agreement") under which he has agreed to act as an independent non-executive director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) until 17 May 2009 or the conclusion of the 2009 annual general meeting, whichever is earlier. The Turnbull Service Agreement will be revised shortly to incorporate Mr. Turnbull's appointment as chairman of the Company. Mr. Turnbull currently receives from the Company an emolument at the rate of HK$200,000 per annum for being an independent non-executive director of the Company and a fee of HK$150,000 per annum for being a member of the Company's audit, remuneration and nomination committees. In addition, Mr. Turnbull shall receive a fee of HK$200,000 per annum for acting as chairman of the Company. Mr. Turnbull's emolument has been agreed between the Company and Mr. Turnbull and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as disclosed above, Mr. Turnbull does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Turnbull does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Turnbull has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules and there are no matters with respect to his re-designation that need to be brought to the attention of the shareholders of the Company.

Mr. Daniel Rochfort Bradshaw to stand down as deputy chairman but will remain on the Board as a non-executive director

Mr. Daniel Rochfort Bradshaw, currently a non-executive director and deputy chairman of the Company, shall stand down as deputy chairman of the Company with effect from 1 January 2008 but shall remain on the Board as a non-executive director of the Company. Mr. Bradshaw has agreed to step down as deputy chairman to allow Mr. Buttery to assume the position but shall continue to contribute his significant skills and experience in maritime business and law to the Company by remaining as a non-executive director of the Company.

Mr. Bradshaw, aged 60, graduated from Victoria University of Wellington (New Zealand) with a Bachelor of Laws (1969) and a Master of Laws (1971) and has been admitted as a solicitor in New Zealand, England and Hong Kong. Since 1978 he has worked at Johnson, Stokes and Master, from 1983 to 2003 as a partner and from 1996 to 2003 as head of the firm's shipping practice and since 2003 as a consultant. He was vice chairman of the Hong Kong Shipowners' Association form 1993 to 2001 and he was a member of the Hong Kong Port and Maritime Board until 2003. He is currently a member of the Maritime Industry Council of Hong Kong and is on the board of Euronav, a Euronext listed tanker company. Mr. Bradshaw joined the Company when he was appointed as a non-executive director and deputy chairman on 7 April 2006.

Mr. Bradshaw entered into a service agreement with the Company dated 1 March 2006 under which he has agreed to act as a non-executive director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) until 7 April 2009 or the conclusion of the 2009 annual general meeting, whichever is earlier. Mr. Bradshaw receives from the Company an emolument at the rate of HK$200,000 per annum for being a non-executive director of the Company. In addition, Mr. Bradshaw is entitled to a fee of HK$150,000 per annum for being a member of the Company's audit, remuneration and nomination committees. Mr. Bradshaw's emolument has been agreed between the Company and Mr. Bradshaw and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally. There will be no new service agreement or revision of Mr. Bradshaw's existing emolument as a result of his resignation as deputy chairman of the Company.

Save as disclosed above, Mr. Bradshaw does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Bradshaw is a beneficial owner of 869,417 shares in the Company. Other than these shares, Mr. Bradshaw does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Bradshaw has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Bradshaw further confirmed that there is no disagreement with the Board and there are no matters with respect to his resignation as deputy chairman that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 7 August 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G2	August 7, 2007	2007 Interim Results

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)
www.pacbasin.com

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

The Board of Directors (the "Board") of Pacific Basin Shipping Limited (the "Company") are pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2007 as follows:

Highlights

US$ million	**Six Months Ended 30 June 2007**	**2006**
Turnover	**455.4**	239.4
Time Charter Equivalent Earnings	**269.2**	140.4
Profit Attributable to Shareholders	**162.9**	36.4
Basic Earnings per Share (US cents)	**10.4**	2.8
Basic Earnings per Share (HK cents)	***81***	*22*

- **Group profits for the period were US$162.9 million** (2006: US$36.4 million) as a result of increased revenue days and strong dry bulk market conditions, including disposal gains of US$50.2 million (2006: Nil). **Basic earnings per share were HK 81.39 cents** (2006: HK 21.95 cents)

- **Interim dividend of HK 45.0 cents per share**, representing a payout ratio of 55% (2006: 92%)

- **Strong balance sheet** with total assets of US$1,036.2 million and shareholders' equity of US$599.5 million. Return on average equity was 63% (2006: 25%)

- **Handysize revenue days increased by 27% to 9,590** (2006: 7,570) due to expanded owned and long term chartered fleet. Handysize daily rate increased by 37% to US$19,750 (2006: US$14,400)

- **Ship expenditure totalled US$167.1 million** (2006: US$97.5 million) including 5 handysizes, 1 tug and 1 barge, and instalments on 5 handysize and 1 handymax newbuildings

- **Ship sales generated disposal gains of US$50.2 million** (2006: Nil) comprising 7 vessels of which 6 were chartered back

- **Core fleet now totals 83 ships** (1 January 2007: 72), of which 33 are owned and 50 are chartered. This total includes 58 handysize and 10 handymax ships afloat, and 13 handysize and 2 handymax newbuildings

- **Contract cover** is in place for 83% of current 20,040 handysize revenue days in 2007 at an expected yield of about US$20,000 per day. For 2008, we have covered 28% of our expected 21,920 handysize revenue days at an expected yield of about US$18,710 per day. Baltic Handysize spot index on 2 August 2007 stood at US$32,441 per day net

- **Active development** of business model into complementary areas. Particular China focus including co-investments with Nanjing Port Group and with the shipping arm of China's largest power company

- **Positive dry bulk market outlook** for the rest of 2007 based on continued global industrial growth, supply chain infrastructure bottlenecks and lower net fleet growth

INTERIM REPORT OF THE DIRECTORS

SUMMARY

Pacific Basin Group's unaudited net profit for the six months ended 30 June 2007 was US$162.9 million, including US$50.2 million of disposal gains (2006: US$36.4 million, no disposal gains). Basic earnings per share were HK 81.39 cents (2006: HK 21.95 cents). The Group delivered a return on average shareholders' equity for the period of 63% (2006: 25%).

Increasing demand for handysize and handymax dry bulk ships fuelled by strong global industrial growth, and a supply squeeze aggravated by infrastructure failings have pushed freight rates to all time highs. Our daily handysize time charter equivalent earnings for the period were US$19,750 (2006: US$14,400) and our turnover was US$455.4 million (2006: US$239.4 million) on the back of 11,850 vessel revenue days in our IHC (handysize) and IHX (handymax) pools (2006: 8,890 days). Our operated fleet (which includes 30 short term charters) as at 1 August totalled 98 ships of which 62 were handysize and 36 were handymax.

Our results have been steadily improving in 2007. There was no seasonal summer market slowdown in 2006 nor, to date, in 2007. As at 2 August, the Baltic Handysize Index ("BHSI") stood at US$32,441 net and market expectations are that strong rate levels will be maintained: Clarkson's one year handysize time charter rate was US$27,550 net, compared to US$18,170 net at the start of 2007, and US$15,400 net in August last year. Vessel prices have also seen a remarkable increase, with 5-year old handysize second hand ships estimated by us to be worth around US$41 million today, compared with US$27 million in August last year.

We have continued to be active on the sale and purchase front. We look for off-market opportunities to acquire young tonnage that will add to our fleet earnings at reasonable cost whilst also being prepared to sell (preferably with charter back) when we are approached by buyers with more aggressive criteria than our own. During the three years since we listed, the total value of our sales and purchases amounts to over US$1.4 billion.

Thus we have taken advantage of very buoyant prices by selling seven older vessels, six with charter backs, all in private, "off-market" transactions. In addition, in June, we sold "Matariki Forest", a newly delivered handysize, for US$45 million with delivery to buyers in September 2007. This price set a new all time high for handysize bulk carriers. In July we sold, for delivery to buyers within March 2008, also for US$45 million, "Crescent Harbour", a handysize newbuilding which will deliver to us from the yard in mid December 2007. The value to us of both vessel sales is enhanced by buyers' agreement to deferred delivery, which gives us three to four months of earnings over and above the sales proceeds, and also by buyers giving us 11-13 month charter backs at favourable rates.

At the same time we have continued to expand our delivered handysize fleet through one second hand purchase, two long term charters and the delivery of three newbuildings. We have also expanded our delivered handymax fleet with four long term charters. Our newbuilding programme will help to ensure steady future additions to our owned fleet, and, during the period, was augmented by orders for four further vessels, of which three are handysize and one is handymax. Our core fleet therefore now totals 83 vessels (including newbuilding commitments), up from 72 at the beginning of the year.

We have, as before, opted for a careful balance between forward contract cover and exposure to the rising market. Our handysize fleet is now 61% booked for the balance of 2007, and 28% booked for 2008. This puts the Group on a firm footing to deliver stable returns to shareholders whilst also allowing us to benefit from unprecedented current spot market conditions.

We continue to develop our business beyond the provision of port to port shipping. On 18 July 2007, we signed an agreement with the Nanjing Port Group to co-invest in and jointly operate a three berth port facility at the highest navigable point for oceangoing vessels on the Yangtze River. We expect this facility for handysize and handymax vessels to become operational in August 2007. This is an important development for our Group, and we intend to develop further bulk port sites in China that are complementary with our main business. On another front in China, we have recently agreed to incorporate a joint venture with the shipping arm of China's largest power producer to procure long term tonnage for China's international coal trade and this joint venture is already actively acquiring new tonnage. Our joint venture in the aggregate trades out of Fujairah in the Middle East has also continued to develop and now has a small fleet of tugs and barges to complement its handysize and handymax services. Pacific Basin has acquired one tug and one barge for long term charter to the joint venture.

Our Board considers the outlook for dry bulk shipping to be positive and, taking into account all the factors affecting our business, has declared an interim dividend of HK 45 cents per share (2006: HK 20 cents). This represents a payout of 55% of earnings (2006: 92%). Our aim continues to be to satisfy our shareholders' dividend expectations without constraining the development of the Group.

MARKET REVIEW

The first half of 2007 was a record breaking period for the dry bulk market. This period saw the highest ever Baltic Dry Index ("BDI") January-June average of 5309 points, 19% above the previous first half average high set in 2004. On 15 May the BDI reached its highest level ever prior 30 June of 6688 points. It has since risen higher still, reaching a record 7000 points on 2 August. The market also witnessed

average monthly deliveries of 2 million deadweight tonnes of new dry bulk vessels during the period: it testifies to the strength of demand that rates have remained so strong despite such a large volume of deliveries. There now exists the largest ever pool of old bulk carriers eligible for demolition, thanks to an extended period of high rates which has kept vessels in service beyond their long term historic average scrapping age of around 28 years. Lastly, second hand and newbuilding ships have been bought and sold at prices never seen before, reflecting shipowners' confidence in a strong forward market. These trends have continued into July and early August.

As in 2006, the large number of newbuilding deliveries has been absorbed by the ongoing commodity boom. The movement of minor bulks carried by handysize vessels is poorly documented, so we consider it much more useful to discuss demand for the 'major' bulks (coal, iron ore, grain) which are more accurately followed, and can serve as a proxy for overall dry cargo trends. According to Fearnleys, major bulk cargo activity, measured in tonne-miles (which is the best measure of tonnage demand), is expected to have grown by an annualised 7.4% in the first half of 2007, whereas tonnage supply, measured as newbuilding deliveries less scrapping, grew by 6% annualised.

Coal has played a major part, and China, the world's largest producer and consumer of coal, became, for the first time in January 2007, a net importer. In the first half of 2007, China is estimated to have imported over 27 million tonnes of foreign coal, mainly to feed its rising power requirement. In addition, increased demand and insufficient railway transportation capacity have led to higher coastal trade volumes from coal mining regions in the north to major consuming regions in the south and east of China.

According to SSY, the Chinese coastal coal trade could grow in 2007 by 12% to 14%, or 40 to 50 million tonnes, to about 400 million tonnes, in the process absorbing vessels from the internationally traded fleet.

The reduction in their ability to source coal from China has led Far Eastern countries such as Japan and South Korea to import from further afield, mainly Australia and Indonesia, which has increased the average distance travelled by dry bulk cargoes and fuelled tonnage demand. Rail and port handling capacity at Australian coal loading ports failed to cope with the increased coal demand, and, as a result, there was a sharp rise in the number of ships, mainly capesize and panamax, waiting to load. This vessel congestion, which eased early in the second quarter of 2007, again increased in June, with storms leading to the closure of several important coal mines and of the port of Newcastle for a week. As at the end of July, nearly 10% of the capesize fleet and 7% of the panamax fleet was tied up in Australian ports alone, while congestion has also affected ports in China and Brazil. The direct effect of congestion on handysize and handymax vessels is less significant since they are not as important to the coal trades as the larger vessels. However, the removal of a large percentage of panamax and capesize ships from the market has had a significant inflationary effect on freight rates for smaller bulk vessels.

China's appetite for iron ore also continues to grow with imports in the first half of the year up by 16% over the same period of 2006. Imports from Brazil were up by 23%, whereas imports from Australia were up by 18%: the fact that iron ore has to travel more than twice as far to China from Brazil as from Australia also pushes up tonnage demand.

China's steel production has not abated since her debut as a net exporter during 2006. In the first half of the year, China's steel production increased by 18% year-on-year to 237 million tonnes and her net steel exports totalled 29 million tonnes during this period (2006: 11 million tonnes).

Aluminium production in China for the first half of the year increased by 37% over the same period in 2006, and China's import of bauxite, the raw material used for aluminium production, was up by a massive 195% to 10.1 million tonnes.

In line with the general dry bulk freight market, the handysize sector has remained very strong in the first six months of 2007 with average BHSI spot rates trading above US$20,000 per day net for most of the first quarter and above US$25,000 per day net for most of the second quarter. The BHSI peaked in mid May just below US$30,000 per day net driven by strong demand in the Atlantic from South American grain exports, and then declined until the end of June, when it recovered to finish the month just above US$27,000 per day net. The recovery since then has continued and, as of 2 August, the BHSI stood at US$32,441 per day net.

The underlying strong demand for minor bulk commodities, led in many cases by China, has continued to support high handysize freight rates. This includes a growing demand for commodities such as logs, alumina and mineral sand. Another contributor to the stronger market has been a shift in the Atlantic grain trades towards export from South America rather than from the US Gulf because the US is increasingly using domestic corn for ethanol production. Again, this has led to an increase in the average distance travelled by dry bulk cargoes.

On the handymax front, the Baltic Supramax Index ("BSI") has increased broadly in line with the BHSI. Having hit a new record of US$42,810 per day net on 16 May 2007, the index ended June at US$40,124 per day net, up 35% on the US$29,709 level at which it opened 2007, a rise driven mainly by Chinese steel exports, Indonesian coal, Chinese cement exports and ongoing congestion. The handymax sector has also benefited from increased Chinese demand for bauxite and nickel ore (used in stainless steel production). During the period we have regularly seen handymax tonnage picking up coal and grain cargoes usually carried by capesize and panamax ships, since coal and iron ore demand, combined with congestion, has absorbed so much capesize and panamax vessel supply. As at 2 August, the BSI stood at US$46,806 per day net.

Vessel Supply: Orderbook, Scrapping, Asset Values

At the beginning of 2007, second hand bulk carrier values stood at all time highs – about 9% over their previous highs in the spring of 2005 – and Clarkson's value for a five year old handysize stood at US$28.5 million. Boosted by sustained market confidence and the lack of available sales candidates, prices have continued to increase during the first and second quarters of this year. Clarkson's most recently published value for a 5-year old 28,000 deadweight tonne vessel stands at $37.5 million. However, based on "last done" vessel sales, amongst them our own, we put that value at about US$41 million, some 44% higher than at the start of the year and almost 50% more than this time last year. Ship values rose particularly steeply during the last quarter, when freight rates exceeded their previous all time highs.

Values of modern handymax vessels have behaved in a similar manner, with successive record levels being achieved through the first six months of this year. At the end of July prices are estimated to be about 35% higher than they were at the beginning of 2007.

Shipyards have this year received a very high level of interest from owners wanting to contract bulk carriers, which has resulted in increased newbuilding prices for all vessel sizes. Appreciation against the US dollar of the currencies of Korea and China, where about 60% of available shipyard capacity is based, has added further upward pressure on newbuilding prices, although the weak yen has meant that Japanese yards have been able to increase their margins. Meanwhile the cost base for all yards has been raised not just by higher steel prices and by the limited availability of machinery, but also by the introduction of stricter statutory regulations, making construction more expensive for new contracts being signed. As a result the average lead time from contract signing until vessel delivery has continued to widen, and early berth positions are able to command a premium over later ones.

Nevertheless, increased ordering has pushed the orderbook for dry bulk vessels up to 39% of the existing fleet as at July and is likely to increase it further in future months. We therefore need to keep a careful eye on this indicator. The market impact of the orderbook will, in practice, be muted by scrapping, which cannot be postponed indefinitely, and by the fact that much yard capacity is already booked in 2007-2009, so that most new orders are for delivery in 2010 and beyond: it is difficult enough to predict the level of cargo tonne-mile demand in 2008, let alone 2010. In respect of scrapping, tonnage over 28 years old (the long term historic scrapping age) already comprises 6% of the overall dry bulk fleet and will, by 2010 (assuming no scrapping in the meantime) be up to 10%.

Meanwhile, within dry bulk, the handysize (25,000-35,000 deadweight tonne) segment continues to have by far the lowest orderbook at 20%, compared with 60% for capesize, 30% for panamax, and 42% for handymax. Further, handysize tonnage over 28 years comprises 21% today and will be 26% by 2010 (assuming no scrapping in the meantime).

With such a benign age profile and a relatively low orderbook, the handysize sector seems likely to maintain the lowest net fleet growth and therefore the best supply/demand characteristics, at least from the shipowners perspective, in dry bulk.

BUSINESS REVIEW

Handysize

Our International Handybulk Carriers ("IHC") pool strives to provide its customers with a punctual and reliable service using homogenous, modern ships in a market where increasingly strong cargo demand is placing much more pressure on an ageing world fleet. This pressure is leading to greater uncertainty for end-users of handysize ships, and eliminating this uncertainty is a key objective of IHC. During the first half of 2007 we have continued to strengthen the two key elements under our control – our fleet size and our organisation – so as to be able to offer a better service to our customers.

During the first six months of 2007, we expanded the average number of handysize ships we operated to 64 ships, which is an increase of about ten percent from the 58 ships we operated during the same period last year. As of 1 August, the IHC fleet consists of a mix of Pacific Basin owned (18) and long term chartered (39) ships complemented by a smaller number of managed (4) and short term chartered (4) ships. IHC controls one of the largest and most modern fleets of handysize dry bulk ships in the world, its scale ensuring the high levels of operational flexibility that allow it to better meet customers' deadlines when unforeseen circumstances (such as weather and port congestion) impact schedules. The expanded IHC fleet has in the first half of 2007 carried over 8.4 million tonnes of cargo, which is fifteen percent more than the 7.3 million tonnes carried during the same period in 2006 in a trading pattern that continues to focus on the Pacific Rim. Australia, New Zealand and the West Coast of North America remain our top loading zones, with Asia our primary delivery destination.

The other key element of IHC is its people, both ashore and at sea. Our offices, staffed with experienced chartering and operations professionals, are located close to our customers. In February we opened an office in Auckland, New Zealand, one of our core markets, in order to better serve importers and exporters in this region. We also reinforced our team in China, the world's fastest growing dry bulk market, to meet demand from Chinese clients.

Our sea-faring staff are drawn mainly from China, Russia and the Philippines. We already have our own organisation in China to manage the recruitment, training and care of our officers and ratings and, during the period, we took steps to strengthen our presence in the Philippines. With the world shipping fleet set to grow significantly over the next few years, ensuring our access to high quality officers and ratings will be essential to our ability to provide the premium service that our customers demand.

In the first half of 2007, IHC achieved net earnings of US$19,750 per day. As of 1 August 2007, we had covered 83% of our handysize revenue days for 2007 at an average rate of about US$20,000. This rate includes a premium of about US$1,000 per day above the base contract rate which we expect to achieve by combining front haul with back haul cargoes. Furthermore, we have now covered 28% of the 21,920 revenue days that our existing fleet is expected to provide in 2008 at about US$18,710 per day (including our estimated US$1,000 execution premium). We expect to build our forward cover for 2008 and beyond during the remainder of the year, which is traditionally the peak season for cargo contract renewals.

IHC continues to make limited use of forward freight agreements (or FFAs) to complement its forward physical cover and, during the period, we saw an increased number of counterparties interested in trading FFAs against the BHSI index. This is most helpful to our business because it allows us to hedge better our exposure to physical handysize ships. During the period, we incurred an FFA expense of US$15.2 million, of which US$5.5 million relates to operations in the period, US$9.5 million to operations in the second half of 2007 and US$0.2 million to operations in 2008.

The following table sets out IHC's fleet revenue days and cover rates in 2007-2008, as at 1 August 2007:

Handysize Vessel Activity Summary

	Unit	FY 2007	FY2008
Cargo Commitments			
Revenue days	days	15,470	5,340
Net paper contracts	days	1,170	860
Equivalent revenue days	days	16,640	6,200
Daily TCE	US$	20,000	18,710
Ship Commitments			
Revenue days	days	20,040	21,920
Net Position			
Cargo as % of ship commitments	%	83%	28%

Handysize FFA Activity Summary

	Unit	FY 2007	FY2008
FFA paper sold	days	2,150	860
FFA paper bought	days	–	–
Net realised paper exposure	days	980	–
Net FFA paper sold	days	1,170	860

Handymax

Our International Handymax Carriers ("IHX") pool has entered its second year of operations recording substantial and profitable growth. During the period we took steps to reinforce our IHX teams in Melbourne, Shanghai and Vancouver and have continued to build the IHX fleet in both the Atlantic and the Asia Pacific regions. IHX regularly provides complementary new business to IHC and vice versa.

Like IHC, IHX manages a fleet of modern vessels. Its fleet has an average age of just over six years, and its ships are typically between 45,000 and 58,000 deadweight tonnes. The fleet consists of a mix of Pacific Basin owned (2) and long term chartered (6) ships complemented by a number of managed (1) and short term chartered (26) ships, and we were pleased to welcome another external owner to the pool during the period. IHX now controls a day to day fleet of approximately 35 vessels (1 January 2007: 23), giving it critical mass and visibility in its core trade areas. Subject to market conditions, we expect further fleet growth during the balance of 2007.

IHX's cargo volumes have increased four-fold to 4.8 million tonnes in the first half of 2007 (2006: 1.2 million tonnes). IHX's top five commodities transported were coal, iron ore, bauxite ore, grains, and fertilisers and it recorded significant increases in the volume of coal and bauxite ore that it carried as a result of very strong global demand for these commodities. IHX also carried important volumes of sugar, salt, steel and cement. IHX's customer base comprises mainly of the larger commodity, industrial and mining companies. About 70% of IHX's cargoes moved within the Pacific and 30% within the Atlantic. The primary load regions were the resource rich areas of Australia, the West Coast of the United States and India.

During the first half of 2007, IHX achieved net earnings of US$25,180 per day in respect of 2,260 revenue days. As of 1 August 2007, we had covered 95% of our 4,590 handymax days for 2007 at an average daily rate in excess of US$23,700, and 31% of 2,420 expected revenue days for 2008, based on the existing fleet. IHX continues to make good progress in building its cargo cover for 2008.

IHX made a profit during the period of US$9.5 million, which was boosted by an exceptional performance in the second quarter. Like IHC, IHX also makes limited use of FFAs to hedge a portion of its forward freight exposure. Therefore, this profit makes provision for an FFA expense of US$2.6 million in respect of operations during the period, US$2.7 million in respect of operations in the second half of 2007, and US$0.9 million in 2008. Our first half 2007 profit compares with a full year 2006 loss of US$4.1 million. We have locked in cover at lower rates in the second half of 2007 which is expected to result in modest profits for this period.

The following table sets out IHX's fleet revenue days and cover rates in 2007-2008, as at 1 August 2007:

Handymax Vessel Activity Summary

	Unit	FY 2007	FY2008
Cargo Commitments			
Revenue days	days	4,370	750
Net paper contracts	days	–	–
Equivalent revenue days	days	4,370	750
Daily TCE	US$	23,700	21,000
Ship Commitments			
Revenue days	days	4,590	2,420
Net Position			
Cargo as % of ship commitments	%	95%	31%

Handymax FFA Activity Summary

	Unit	FY 2007	FY2008
FFA paper sold	days	1,650	370
FFA paper bought	days	1,650	370
Net realised paper exposure	days	–	–
Net FFA paper sold	days	–	–

Other Operations and Business Development

Notable progress has been made in developing Pacific Basin's business in areas which are complementary with our core handysize and handymax operations.

On 18 July, Pacific Basin's subsidiary Asia Pacific Maritime & Infrastructure Group ("APMIG") entered into a joint venture agreement with the state owned Nanjing Port Group ("NJP") that will see Pacific Basin hold a 45% interest in Nanjing Longtan Tianyu Terminal Company Limited. The Longtan Tianyu terminal is a newly constructed general cargo terminal which is part of the larger Longtan port and logistics base development on the eastern outskirts of Nanjing, the highest point on the Yangtze River that is accessible to handysize and handymax tonnage. The terminal is scheduled to be operational in August 2007 and is expected to benefit from the increasing throughput in the Nanjing region of steel products, scrap metal, bagged grain and other general cargoes. It will also serve as a transshipment hub for cargoes requiring transport to and from China's rapidly industrialising hinterland. We consider NJP and Pacific Basin to be excellent partners for this project, and anticipate an equity commitment of US$16 million to this project in 2007. After anticipated small operating losses in the start-up period while cargo volumes build, we expect to generate good returns on our investment.

Pacific Basin intends to continue building its business in China. As a management team, we have been building ships in China since 1989, and we have a current order for eight 32,500 deadweight tonne vessels at Jiangmen Nanyang Shipyard in Guangdong province. We have manned ships with Chinese nationals since 1991, we own an office in Beijing, and are also well established in Shanghai and Dalian. Our activities in China are led by Mr Wang Chunlin, formerly Assistant President of the Sinotrans Group and now a main Board Director of Pacific Basin and managing Director of APMIG, and Mr Ben Lee, formerly President of China Machinery Corporation and now President, Pacific Basin China. Both gentlemen had long associations with Pacific Basin before joining us. Nevertheless our commitment with NJP represents Pacific Basin's first investment in PRC maritime infrastructure. Following the conclusion of this joint venture, we expect to conclude further maritime-related infrastructure projects in China in the next twelve to eighteen months.

On another front in China, we are developing our relationship with the shipping arm of China's largest power producer, to whom in 2005 we long term chartered one ship for operation in the Chinese coastal coal trades and with whom we operated three vessels in IHX in 2006 and early 2007. We have now agreed to take this relationship to the next stage by incorporating Pacific Time Shipping (PTSL), a 50/50 joint venture which will operate in China's growing international coal trades. PTSL's first deal is the long term charter of a 95,000 deadweight tonne bulk carrier newbuilding to be constructed by Imabari Shipbuilding (with whom Pacific Basin has a close relationship and who built 17 of the handysize vessels in our IHC fleet) for delivery to the joint venture in the first half of 2011. PTSL also expects to order a 115,000 deadweight tonne bulk carrier for delivery from a Chinese yard in the first half of 2010.

In the Middle East, Fujairah Bulk Shipping L.L.C., our joint venture (33% economic interest) with the Government of Fujairah and other interests, has flourished in the business of supplying rock and aggregate to end users of these materials in the Arabian Gulf. In addition to its bulk carrier operations, a fully fledged tug and barge operation now transports increasing volumes of aggregate and rock from its own loading facility to destinations within the Gulf, and we expect these volumes to double in the second

half of the year. During the period, Pacific Basin agreed to invest US$5.2 million in a tug and a barge which delivered to us in May 2007 and have been long term chartered to the joint venture. Fujairah Bulk Shipping recorded a total net profit of US$5.3 million in the first half of the year (2006: US$0.6 million).

During March 2007, our Board approved our investment of up to US$50 million in a limited number of publicly traded shipping equities, to take advantage of our access to shipping market information through our network of offices and our relationships within the industry. The largest single investment to date has been in Thoresen Thai Agencies, a dry bulk owner and operator based and listed in Bangkok. In this case, we sought to take advantage of a perceived undervaluation of their share price. A solid performance by the shipping markets coupled with a healthy global equity climate have helped us to generate a gain, as at 30 June, of US$11.3 million on funds invested of US$34.9 million, representing a return since inception of 32.4%.

Fleet Development

	Number of vessels		
"Core Fleet" [5,6]	**Owned**	**Chartered**[1]	**Total**
Handysize – in operation			
As at 1 January 2007	22	32	54
Newbuildings delivered	3	1	4
Second hand purchase	1	–	1
Exercise of purchase option of a bareboat chartered in vessel	1	(1)	–
New chartered in	–	1	1
Sale and time charter back [2]	(6)	6	–
Disposals [3]	(2)	–	(2)
As at 1 August 2007	**19**	**39**	**58**
Handysize – newbuildings			
As at 1 January 2007	11	1	12
New orders	3	2	5
Newbuildings delivered	(3)	(1)	(4)
As at 1 August 2007	**11**	**2**	**13**
Handysize fleet as at 1 August 2007	**30**	**41**	**71**
Handymax – in operation			
As at 1 January 2007	2	4	6
New chartered in [4]	–	4	4
As at 1 August 2007	**2**	**8**	**10**
Handymax – newbuildings			
As at 1 January 2007	–	–	–
New orders	1	1	2
As at 1 August 2007	**1**	**1**	**2**
Handymax fleet as at 1 August 2007	**3**	**9**	**12**
Total fleet as at 1 August 2007 including newbuildings	**33**	**50**	**83**

1 Includes 26 handysize and 2 handymax vessels with purchase options
2 Includes "Port Pirie" and "Matariki Forest", the sales of which are currently expected to be completed in August and September 2007, respectively
3 Includes the sale of "Abbot Point" (now renamed "Christine O") which has been chartered back to us for two years immediately after its sale. "Abbot Point" joined our fleet as a managed vessel
4 Includes a vessel which will join our chartered fleet in the fourth quarter of 2007
5 Excludes minibulkers, tugs, or barges
6 Excludes purely managed vessels. We currently have 4 managed handysize vessels and 1 managed handymax vessel operating in the IHC Pool and IHX Pool, respectively

At the start of the year, our core handysize fleet of 66 vessels comprised 22 owned and 32 long term chartered vessels in operation plus 12 newbuildings under construction, 11 of which were expected to enter the owned fleet and one to enter the chartered fleet from delivery. We also had a core handymax fleet of six vessels which comprised two owned and four long term chartered vessels.

Handysize Fleet

Asset prices have continued to move up through the first seven months of 2007. Vessel values are at record highs and therefore, as previously reported, we continue to take a conservative approach to new vessel investments. Nevertheless, during the period, we were able to acquire "Chatham Island" at a very attractive price in a private, off-market transaction. In addition, three newbuildings joined our owned fleet and one newbuilding joined our chartered fleet upon their respective deliveries, all earlier than scheduled. We have also entered into agreements to charter in three additional vessels for periods ranging between 2 and 8 years, two of which are currently newbuildings under construction and will enter our chartered fleet upon delivery.

In response to the strong sale and purchase market, if approached by buyers with more aggressive criteria than our own, we are prepared to sell ships selectively but preferably with time charter backs to retain revenue days. Since the beginning of this year, we have agreed to sell eight of our owned handysize vessels. Five of these vessels, including "Oak Harbour", "Mount Baker", "Flinders Island", "Ocean Falls" and "Hawk Inlet", have been sold and delivered to respective buyers during the period. "Port Pirie" will be delivered in August following our exercise of the purchase option under her bareboat charterparty whilst the sales of "Matariki Forest" and "Crescent Harbour" are expected to be completed in September this year and in March next year, respectively. In addition, during the period we also completed the sale of two other vessels which we agreed in previous years, including "Port Angeles", a new vessel delivered in May this year and "Abbot Point" (now renamed "Christine O"). The sale of these ten vessels in total will raise proceeds of nearly US$290 million of which part will be distributed as dividends and the remainder will be retained for funding future vessel acquisitions and investment projects when suitable opportunities arise. Furthermore, in line with our strategy, we have charter backs agreed for all these vessels, except "Mount Baker", for periods of between 9 months and 5 years. These charter-backs are at very competitive rates and at the same time allow us to retain commercial control and hence the earnings in respect of these vessels during their charters. "Christine O" has been chartered back at a variable, market-related rate and is currently treated as one of our four handysize managed vessels since we earn management fees for operating her.

As a result of the above activities, our core handysize fleet in operation has further expanded by four vessels, or 7%, to 58 vessels since the beginning of 2007, with an average age of just over six years old.

During the period, we have placed orders for three additional new handysize vessels for delivery within 2009. One of these vessels is being constructed at a traditional yard for this vessel type in Japan, while the other two vessels are being constructed at Jiangmen Nanyang Shipyard ("JNS") in Guangdong Province, southern China. This takes the total number of ships which we have on order at JNS to eight at competitive prices. These three vessels constitute rare opportunities in view of the current bullish market, given that the industry handysize orderbook is almost full until 2009 and, in the case of some yards, until end 2011. These acquisitions also enable us to continue our strategy of steadily expanding our fleet and maintaining our low age profile. Accordingly, our orderbook for handysize vessels as at the date of this report stood at 13 vessels, two of which are scheduled to deliver in 2007, five in 2008 and six in 2009.

Handymax Fleet

We have been present in the handymax segment as an operator for over one and a half years. In order to further expand our handymax fleet and to reinforce our presence in this market segment, during the period we entered into agreements to charter in five additional handymax ships on a long term basis. Three of these vessels have already entered our chartered fleet while the other two will join us within 2007. In February, we also placed an order for a 54,000 deadweight tonne newbuilding bulk carrier with a reputable Japanese shipbuilding company, which was another invaluable opportunity to expand our handymax fleet at an attractive price relative to recent strong second hand asset values. One handymax vessel also joined the IHX Pool as a managed vessel during the period.

Summary

At the date of this report, our core handysize fleet comprised 71 vessels, including 19 owned and 39 chartered vessels on the water, and 13 newbuildings on order, 11 of which will enter the owned fleet and two will enter the chartered fleet from delivery. All the handysize vessels in operation, except one which has been long term leased out, are operated through our IHC Pool and it is expected that our newbuildings will expand this service as they deliver. Meanwhile our core handymax fleet comprised 12 vessels including two owned, eight long term chartered vessels and two newbuildings on order. Except for two handymax which are on long term charters to COSCO, all other vessels are operated through our IHX Pool. In addition, we had five managed vessels (four handysize and one handymax) for which we earn management fees. The average age of our core fleet is just over six years old.

We have also taken delivery of a tug and a barge during the period, which are long term chartered to our joint venture in the Middle East, Fujairah Bulk Shipping L.L.C., to assist their aggregate trading business.

Short Term Charters

Outside the core fleet, both the IHC and the IHX Pools also operate a number of short term (defined as less than 12 months) chartered in vessels, amounting to 4 handysize vessels and 26 handymax vessels, respectively, as at 1 August 2007.

Purchase Options

We hold options to purchase 26 out of our 39 chartered handysize vessels and two out of our eight chartered handymax vessels. These options should hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters. See "Lease Commitments" in the Management Discussion and Analysis section.

Dividend

The Board has declared an interim dividend per share of HK 45 cents. This payout, which is greater than the Group's entire dividend payment for 2006, recognises our healthy balance sheet and positive market outlook. Details of the closure of the register of members are given in the "Interim Dividend and Book Closure" section of this announcement.

Following the payment of the 2007 interim dividend, the Group will still have distributable profits of over US$172.7 million, available to be invested in the Group's expansion.

Board Changes

As anticipated in our 2006 Annual Report, our Chairman, Mr Christopher Buttery, wishes to reduce his executive duties. Therefore, with effect from 1 January 2008, Mr Buttery will give up the role of executive Chairman and instead become non-executive Deputy Chairman replacing Mr Daniel Bradshaw who has kindly agreed to continue as a non-executive Director. With effect from the same date, Mr David Turnbull is appointed Chairman in addition to his role as independent non-executive Director. Mr Turnbull was previously Chairman of Swire Pacific Limited and Cathay Pacific Limited, and is currently an executive Director of Allco Finance Group, a structured asset finance and fund management business listed on the Australian Stock Exchange. Pacific Basin thus retains these directors' combined experience in Asian business and in shipping as the Group positions itself for the next stage of its development.

Outlook and Prospects

Sentiment in the dry bulk markets has seen a marked improvement since the end of 2006, with seemingly healthy economic conditions in both developed and emerging economies. If there has been any surprise, it has been on the upside. For our business, this is well reflected in the increased earnings and values of our fleet.

The absence of convincing signs that demand for raw materials will slow in the near to mid term gives us cause to maintain our positive market outlook. Furthermore, the root causes of the congestion which has had such an effect on rates lately, namely insufficient shoreside and inland infrastructure, will require some years of investment to remedy. On the supply side, whilst we maintain a close eye on the increasing dry bulk orderbook, we note that yards are already fully booked for 2007-2008 and for much of 2009. Meanwhile, the fleet growth in our core handysize sector should be more measured than in any other dry bulk sector due to the relatively low orderbook and high average vessel age.

Nevertheless, recognising the volatile nature of the shipping market, we continue to set a prudent balance when it comes to locking in forward earnings cover for our fleet.

We expect demand for dry bulk tonnage to continue growing strongly over the next few years, with a positive effect on our business. Our business model, executed by a talented staff, is well tested but continually evolving to meet the changing needs of our customers, including the world's largest commodities companies. Efforts to broaden our range of services are now beginning to show encouraging results, helping to strengthen Pacific Basin for the benefit of our shareholders.

Richard M. Hext
Chief Executive Officer

Hong Kong, 7 August 2007

Shareholders and investors are reminded that this announcement of interim results for the six months ended 30 June 2007 is based on the Group's internal records and management accounts. Shareholders and investors are cautioned not to rely unduly on this announcement of interim results and are advised to exercise caution when dealing in the shares of the Company.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2007	2006
	Note	***US$'000***	*US$'000*
Turnover	*2*	**455,361**	239,440
Bunkers, port disbursements, other charges and amounts payable to other pool members	*2*	**(186,132)**	(99,043)
Time charter equivalent earnings	*2*	**269,229**	140,397
Direct costs		**(135,579)**	(84,874)
General and administrative expenses		**(6,369)**	(6,241)
Other operating income		**27,337**	6,518
Other operating expenses		**(35,336)**	(8,757)
Gains on disposal of property, plant and equipment		**50,247**	–
Operating profit	*3*	**169,529**	47,043
Finance costs		**(10,244)**	(11,625)
Share of profits less losses of jointly controlled entities		**3,552**	1,463
Profit before taxation		**162,837**	36,881
Taxation	*4*	**97**	(496)
Profit attributable to shareholders		**162,934**	36,385
Dividends	*5*	**90,334**	33,443
Basic earnings per share	*6(a)*	**US 10.43 cents**	US 2.83 cents
Diluted earnings per share	*6(b)*	**US 10.36 cents**	US 2.81 cents

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	30 June 2007 US$'000	31 December 2006 US$'000
Non-current assets			
Property, plant and equipment		**763,548**	741,014
Land use rights		**423**	427
Goodwill		**25,256**	25,256
Interests in jointly controlled entities		**20,143**	15,299
Derivative assets		**731**	11
Trade and other receivables	7	**11,303**	11,968
		821,404	793,975
Current assets			
Inventories		**19,144**	15,643
Derivative assets		**15,757**	1,481
Financial assets at fair value through profit or loss		**45,658**	–
Trade and other receivables	7	**51,021**	45,554
Bank balances and cash		**83,251**	63,242
		214,831	125,920
Current liabilities			
Derivative liabilities		**34,853**	11,209
Trade and other payables	8	**77,554**	69,894
Current portion of long term borrowings		**38,790**	23,881
Taxation payable		**1,357**	1,698
		152,554	106,682
Net current assets		**62,277**	19,238
Total assets less current liabilities		**883,681**	813,213
Non-current liabilities			
Derivative liabilities		**3,375**	1,636
Long term borrowings		**280,776**	326,584
		284,151	328,220
Net assets		**599,530**	484,993
Equity			
Share capital		**156,908**	155,785
Retained profits		**263,018**	145,048
Other reserves		**179,604**	184,160
Total equity		**599,530**	484,993

Notes:

1. **General information and basis of preparation**

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

These unaudited condensed consolidated interim financial information are prepared in accordance with Hong Kong Accounting Standard ("HKAS") No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). These unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006. Certain new standards, amendments and interpretations to the published standards (collectively "New Standards") are mandatory for accounting period ending 31 December 2007. However, the adoption of these New Standards does not result in any substantial change to the Group's accounting policies.

2. **Turnover and segment information**

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Turnover recognised during the period was as follows:

	Six months ended 30 June	
	2007	2006
	US$'000	*US$'000*
Turnover		
Freight and charter-hire	**450,701**	232,793
Ship management income	**4,660**	6,647
	455,361	239,440
Bunkers, port disbursements and other charges	**(99,269)**	(70,060)
Charter-hire expenses (Note a)	**(72,430)**	(18,484)
Amounts payable to other pool members (Note b)	**(14,433)**	(10,499)
	(186,132)	(99,043)
Time charter equivalent earnings	**269,229**	140,397

(a) Charter-hire expenses were for vessels directly chartered by the IHC Pool and IHX Pool.

(b) Amounts payable to other pool members relate to freight and charter-hire, net of bunkers, port disbursements and other charges of US$10.3 million (2006: US$ 7.8 million) and were calculated based on the number of pool points attributable to the vessels participating in the pools owned by the other pool members.

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

3. Operating profit

Operating profit is stated after charging/(crediting) the following:

	Six months ended 30 June	
	2007	2006
	US$'000	*US$'000*
Depreciation for		
– owned vessels	**11,342**	7,021
– leased vessels	**7,374**	7,288
– other owned property, plant and equipment	**588**	626
Amortisation of land use rights	**5**	–
Bunkers consumed	**50,227**	38,514
Lubricating oil consumed	**2,171**	1,244
Gains on disposal of financial assets at fair value through profit or loss[1]	**800**	–
Gains on financial assets at fair value through profit or loss[1]	**10,525**	–
Gains on derivative instruments not qualifying as hedges		
– bunker swap and forward contracts[2]	**(7,598)**	(5,157)
– forward freight agreements[1]	**(13,580)**	(4,650)
Losses on derivative instruments not qualifying as hedges		
– bunker swap and forward contracts[2]	**1,834**	1,771
– forward freight agreements[3]	**35,021**	8,757

[1] Included in "Other operating income"

[2] Included in "Bunkers, port disbursements, other charges and amounts payable to other pool members"

[3] Included in "Other operating expenses"

4. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period.

Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged/(credited) to the unaudited condensed consolidated income statement represents:

	Six months ended 30 June	
	2007	2006
	US$'000	*US$'000*
Current taxation		
Hong Kong profits tax	**436**	319
Overseas tax	**263**	177
Overprovision of prior years	**(796)**	–
	(97)	496

5. Dividends

	Six months ended 30 June	
	2007	2006
	US$'000	*US$'000*
Interim dividend of HK 45 cents or US 5.8 cents per share (2006: HK 20 cents or US 2.6 cents per share)	**90,334**	33,443

An interim dividend in respect of the year ending 31 December 2007 of HK 45 cents or US 5.8 cents per share, amounting to a total dividend of US$90,334,000, was declared on 7 August 2007. These condensed consolidated interim financial information do not reflect this dividend payable. A 2006 final dividend of HK 22.5 cents or US 2.9 cents per share (2005: HK 35 cents or US 4.5 cents per share), totalling US$44,964,000 (2005: US$58,109,000) was paid during the period.

6. Earnings per share

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period, excluding the shares held by the trustee of the Company's Long Term Incentive Scheme ("LTIS").

	Six months ended 30 June	
	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**162,934**	36,385
Weighted average number of ordinary shares in issue (in thousand)	**1,561,657**	1,285,107
Basic earnings per share	**US 10.43 cents**	US 2.83 cents
Equivalent to	**HK 81.39 cents**	HK 21.95 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	Six months ended 30 June	
	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**162,934**	36,385
Weighted average number of ordinary shares in issue (in thousand)	**1,561,657**	1,285,107
Adjustments for share options (in thousand)	**11,710**	10,600
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,573,367**	1,295,707
Diluted earnings per share	**US 10.36 cents**	US 2.81 cents
Equivalent to	**HK 80.78 cents**	HK 21.77 cents

7. Trade and other receivables

The ageing analysis of trade receivables included in trade and other receivables is as follows:

	30 June 2007 *US$'000*	31 December 2006 *US$'000*
Less than 30 days	**14,870**	18,682
31 – 60 days	**703**	2,361
61 – 90 days	**412**	369
Over 90 days	**830**	1,520
	16,815	22,932

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is payable upon completion of loading, with the balance payable after completion of discharge and after the finalisation of port disbursements and other voyage-related charges.

8. Trade and other payables

The ageing analysis of trade payables included in trade and other payables is as follows:

	30 June 2007 *US$'000*	31 December 2006 *US$'000*
Less than 30 days	**13,042**	10,621
31 – 60 days	**93**	1,315
61 – 90 days	**125**	482
Over 90 days	**1,486**	1,243
	14,746	13,661

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30 June 2007, turnover was US$455.4 million (2006: US$239.4 million), up 90.2%. Time charter equivalent earnings and ship management income were US$269.2 million (2006: US$140.4 million), up 91.7%. Net profit before gains on disposal of property, plant and equipment was US$112.7 million (2006: 36.4 million), up 209.6%. Net profit attributable to shareholders was US$162.9 million (2006: US$36.4 million), up 347.5%. The increase in net profit was mainly due to higher daily charter rates, an increase in the number of vessels controlled in the fleet and increased gains on disposal of vessels. Return on average equity of US$521.7 million (31 December 2006: US$303.0 million) was 62.5% during the six months ended 30 June 2007 (FY 2006: 36.4%).

Income

The Group's owned and chartered fleet generated US$450.7 million (2006: US$232.8 million) or 99.0% (2006: 97.2%) of turnover and the remaining 1.0% was derived from commercial and technical management services for third party vessels and marine services businesses. Turnover is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and changes in the fair value of bunker swap and forward contracts. Voyage-related expenses related primarily to commissions, bunkers, port-related costs and hire expenses of short term chartered vessels.

The change in the time charter equivalent earnings can be summarised in the table below:

US$ million	Handysize	Handymax	Management income	Total
During the six months ended 30 June 2006	**109.9**	**23.9**	**6.6**	**140.4**
Change in number of revenue days	29.1	12.6	–	41.7
Change in daily charter rates	59.7	29.3	–	89.0
Other	–	–	(1.9)	(1.9)
During the six months ended 30 June 2007	**198.7**	**65.8**	**4.7**	**269.2**

The table below shows the handysize and handymax performance during the period:

	Six months ended 30 June		
	2006	**2007**	% Change
Handysize			
Revenue days	7,570	**9,590**	+27%
Daily charter rates (US$)	14,400	**19,750**	+37%
Daily vessel operating costs (US$)	8,540	**9,370**	+10%
Handymax			
Revenue days	1,320	**2,260**	+71%
Daily charter rates (US$)	15,690	**25,180**	+60%
Daily vessel operating costs (US$)	17,710	**20,580**	+16%

Note: The above handymax performance excludes the Xiamen Sea and the Xiamen Sky which are on long term charter at a daily rate of US$8,460 whilst the daily vessel cost is US$8,540.

Direct Costs

Direct costs during the six months ended 30 June 2007 were US$135.6 million (2006: US$84.9 million). The bulk of the increase was represented by vessel charter-hire expenses for vessels under operating leases which increased to US$80.0 million (2006: US$42.2 million) reflecting a 47.6% rise in the average number of vessels chartered under operating leases, and the 27.4% increase in the average daily charter rate.

Depreciation expenses increased to US$18.7 million (2006: US$14.3 million) primarily due to the increase in the average number of owned vessels from 32 to 37.

Vessel operating costs for owned and finance leased vessels increased to US$22.8 million (2006: US$16.8 million). This was mainly due to the increase in the average number of owned vessels, the increase in crew wages and higher costs of lubricants.

Direct costs also include the cost of marine services, and an overhead allocation of US$13.1 million (2006: US$10.7 million) representing shore based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Blended vessel daily operating costs for handysize was US$9,370 (FY 2006: US$8,880), an increase of 5.5% over the previous year, and for handymax was US$20,580 (FY 2006: US$18,490), an increase of 11.3% over the previous year. Blended vessel daily operating costs can be analysed between owned and chartered costs.

Revenue days and vessel days can be analysed as follows:

	Six months ended 30 June					
	2006			**2007**		
	Owned	Chartered	Total	**Owned**	**Chartered**	**Total**
Handysize						
Vessel days	5,710	1,930	7,640	**6,620**	**3,120**	**9,740**
Drydocking	(70)	–	(70)	**(140)**	–	**(140)**
Off-hire	–	–	–	**(10)**	–	**(10)**
Revenue days	5,640	1,930	7,570	**6,470**	**3,120**	**9,590**
Handymax						
Vessel days	–	1,320	1,320	**360**	**1,900**	**2,260**
Drydocking	–	–	–	–	–	–
Off-hire	–	–	–	–	–	–
Revenue days	–	1,320	1,320	**360**	**1,900**	**2,260**

The off-hire for the total fleet of owned vessels represented 0.5 (2006: Nil) days per vessel per year.

Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment totalled US$50.2 million (2006: Nil). The Group sold and leased back six of its vessels and sold one of its vessels. Proceeds from the sale of US$176.0 million were used to repay bank borrowings on these vessels, to prepay other bank debts, to fund investments and to satisfy general working capital requirement. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these transactions with the vessels being treated as sold, the gains or losses on disposal being recognised immediately, and subsequent charter-hire payments being recognised as expenses.

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$13.6 million (2006: US$4.6 million).

The Group invested in the shares of other listed shipping companies which are held as current assets. Increases in the fair value and gains from the sale of these financial assets amounted to US$11.3 million (2006: Nil).

In addition, finance lease and bank interest income amounted to US$2.4 million (2006: US$1.9 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$35.0 million (2006: US$8.7 million). Taking into account the movements in fair value of receipts of US$13.6 million as shown above, the net movements in the fair value of forward freight agreements was a charge of US$21.4 million (2006: US$4.1 million).

General and Administrative Expenses

The Group's total administrative expenses of US$19.5 million (2006: US$16.9 million) consisted of shore based overhead costs of US$13.1 million (2006: US$10.7 million) included as part of direct expenses, and general and administrative expenses of US$6.4 million (2006: US$6.2 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet.

Total administrative expenses as a percentage of turnover decreased from 7.1% to 4.3%. In addition, the number of full time shore based staff per owned, chartered and managed vessel decreased from 3.0 to 2.5. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities totalled US$3.6 million (2006: US$1.5 million). This mainly represented the share of results of a jointly controlled vessel, the "Captain Corelli" of US$1.4 million (2006: US$0.8 million), and Fujairah Bulk Shipping L.L.C., a jointly controlled business involved in the shipping of aggregates in the Middle East of US$2.1 million (2006: US$0.5 million).

Financing

Finance costs of US$10.2 million (2006: US$11.6 million) included interest payments of US$1.2 million (2006: US$0.5 million) in relation to bank borrowings used to finance the Group's owned vessels and finance charges of US$10.1 million (2006: US$10.6 million) in relation to vessels under finance lease arrangements.

Interest payments on bank borrowings

The increase in interest payments on bank borrowings of US$0.7 million was primarily due to the increase in the average bank borrowings outstanding to US$37.7 million during the six months ended 30 June 2007 (2006: US$16.6 million). The bank borrowings' interest cost amounted to approximately US$280 per day for the owned vessels during the six months ended 30 June 2007 (2006: US$190). The average interest rate after hedging on bank borrowings was approximately 5.8% for the period (2006: 5.9%).

Finance charges

Finance charges of US$10.1 million (2006: US$10.6 million) represented interest payments on finance lease liabilities used to finance the Group's finance leased vessels. During the second half of 2005, the Group sold and bareboat leased back 17 of its vessels for periods of 10 to 12 years. Finance lease accounting has been adopted for these transactions so the balance sheet shows the net carrying value of these vessels, and the current and long term liabilities in aggregate include finance lease liabilities of US$294.0 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the finance lease vessels amounted to approximately US$3,290 per day during the six months ended 30 June 2007 (2006: US$3,450). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% during the period (2006: 6.7%).

Tax

Shipping income is not subject to taxation according to the tax regulation prevailing in the countries in which the Group operates.

Cashflow

At 30 June 2007, the Group had net working capital of US$101.1 million excluding finance lease liabilities and bank loans repayable within one year of US$30.7 million and US$8.1 million respectively. The primary sources of liquidity comprised bank balances and cash of US$83.3 million and unutilised committed and secured bank borrowing facilities of US$120.0 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

US$ million	Six months ended 30 June 2006	**2007**
Net cash from operating activities	57.3	**131.3**
– Purchase of property, plant and equipment	(97.5)	**(167.6)**
– Sale of property, plant and equipment	–	**176.0**
– Purchase of financial assets at fair value through profit or loss	–	**(37.8)**
– Sale of financial assets at fair value through profit or loss	–	**3.8**
– Others	6.1	**1.5**
Net cash used in investing activities	(91.4)	**(24.1)**
– Net drawdown/(repayment) of borrowings	71.0	**(23.0)**
– Repayment of finance leases liabilities	(7.4)	**(7.9)**
– Payment of interest and other finance charges	(11.2)	**(10.2)**
– Payment of dividends	(58.1)	**(45.0)**
– Others	0.2	**(1.1)**
Net cash used in financing activities	(5.5)	**(87.2)**
Cash at 30 June	42.5	**83.3**

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap and forward contracts, forward freight agreements, and forward foreign exchange contracts respectively.

At 30 June 2007, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the period then ended was recognised directly in hedging reserve.

Hedge accounting has neither been adopted for bunker swap and forward contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the period of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Income or expenses arising from a change in the fair value of these contracts were recognised in the income statement under (i) finance costs for interest rate swap contracts; (ii) bunkers, port disbursements and other charges for bunker swap and forward contracts; and (iii) other operating income and other operating

expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current period as part of the 2007 unrealised non-cash charge of US$6.3 million whereas the cashflows of these contracts will occur in future reporting periods.

During the six months ended 30 June 2007, the Group recognised net realised derivative expenses of US$8.1 million and net unrealised derivative expenses of US$6.3 million. This resulted in a total charge for the period of US$14.4 million. These are further analysed as follows:

	Six months ended 30 June			
US$ million	2006	**Realised**	**Unrealised**	**2007**
Income				
– Interest rate swap contracts	0.5	–	**1.2**	**1.2**
– Bunker swap and forward contracts	5.2	**1.4**	**6.2**	**7.6**
– Forward freight agreements	4.6	**6.1**	**7.5**	**13.6**
	10.3	**7.5**	**14.9**	**22.4**
Expenses				
– Interest rate swap contracts	(0.8)	–	–	–
– Bunker swap and forward contracts	(1.7)	**(1.4)**	**(0.4)**	**(1.8)**
– Forward freight agreements	(8.7)	**(14.2)**	**(20.8)**	**(35.0)**
	(11.2)	**(15.6)**	**(21.2)**	**(36.8)**
Net				
– Interest rate swap contracts	(0.3)	–	**1.2**	**1.2**
– Bunker swap and forward contracts	3.5	–	**5.8**	**5.8**
– Forward freight agreements	(4.1)	**(8.1)**	**(13.3)**	**(21.4)**
	(0.9)	**(8.1)**	**(6.3)**	**(14.4)**

Indebtedness

The indebtedness of the Group comprised finance lease liabilities of US$294.0 million and bank borrowings of US$25.5 million, of which US$30.7 million and US$8.1 million respectively represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$294.0 million (31 December 2006: US$302.0 million) as a result of repayments during the period. Bank borrowings decreased to US$25.5 million (31 December 2006: US$48.5 million) as a result of the Group's repayment and prepayment of bank borrowings following the sale and charter back of vessels during the period.

At 30 June 2007, all outstanding finance lease liabilities will expire between 2015 and 2017 and all outstanding secured bank borrowings will expire in 2014.

The Group's bank borrowings were secured by mortgages over 6 vessels with a total net book value of US$128.8 million and an assignment of earnings and insurances in respect of these vessels.

After the balance sheet date, the Group exercised one of the finance lease purchase options for the delivery of one handysize vessel by the end of August 2007. Upon the exercise of the finance lease purchase option, the Group sold and chartered back the vessel for approximately three years under an operating lease. This transaction would reduce our finance lease liabilities by US$15.2 million and increase our lease commitment.

The Group had unutilised committed bank borrowing facilities of US$120.0 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as borrowings and finance lease liabilities, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 30.4% (31 December 2006: 38.1%).

Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the IHC and IHX Pools. Operating lease commitments stood at US$469.9 million (31 December 2006: US$285.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase was mainly due to higher average daily rates of the vessels under operating leases and an average increase of 14 chartered vessels during the period. Of these commitments,

US$298.6 million related to handysize vessels and US$171.3 million related to handymax vessels, as follows:

Lease Commitments (US$ million)	**Not later than one year**	**Later than one year but not later than five years**	**Later than five years**	**Total**
PB Handysize	101.4	169.4	16.8	287.6
IHC Pool	11.0	–	–	11.0
Handysize subtotal	112.4	169.4	16.8	298.6
PB Handymax	70.8	50.5	–	121.3
IHX Pool	50.0	–	–	50.0
Handymax subtotal	120.8	50.5	–	171.3
Total	233.2	219.9	16.8	469.9

Lease Commitments (days)	**Not later than one year**	**Later than one year but not later than five years**	**Later than five years**	**Total**
PB Handysize	8,390	15,590	1,930	25,910
IHC Pool	430	–	–	430
Handysize subtotal	8,820	15,590	1,930	26,340
PB Handymax	3,440	2,700	–	6,140
IHX Pool	1,300	–	–	1,300
Handymax subtotal	4,740	2,700	–	7,440
Total	13,560	18,290	1,930	33,780

Note: "PB Handysize" and "PB Handymax" represent those vessels directly chartered by the Group while "IHC Pool" and "IHX Pool" represent those vessels directly chartered by the Pools.

The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		PB Handysize Finance leases		PB Handymax Operating leases	
Year	Average daily rate (US$)	Vessel days	Average daily rate (US$)	Vessel days	Average daily rate (US$)	Vessel days
2007	11,900	4,230	5,900	3,130	21,200	2,120
2008	12,000	7,700	5,800	6,210	18,500	2,070
2009	11,600	5,950	5,800	6,210	17,200	1,350
2010	10,300	3,600	5,800	6,210	24,900	600
2011	8,800	1,830	5,800	6,220	–	–
2012	8,800	1,230	5,800	6,210	–	–
2013	8,800	730	5,800	6,210	–	–
2014	8,400	360	5,800	6,210	–	–
2015	8,400	280	5,800	3,240	–	–
2016	–	–	6,000	1,830	–	–
2017	–	–	5,800	610	–	–
Total		25,910		52,290		6,140

Certain lease agreements provide the Group with the option to purchase the related vessels at predetermined times and exercise prices during the lease periods. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

Earliest year in which options may be exercised	Vessel type	Number of vessels at 30 June 2007		Average age of vessels	Average option exercise price
		Finance lease	Operating lease	(years)	(US$ million)
2007	Handysize	17	2	5	17.5
2008	Handysize	–	4	6	21.1
2009	Handysize	–	3	3	22.1
	Handymax	–	1	5	17.7
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		17	12		

After the balance sheet date, the Group exercised one of the finance lease purchase options for the delivery of one handysize vessel by the end of August 2007.

Capital Expenditure, Property, Plant and Equipment and Commitments

During the six months ended 30 June 2007, capital expenditure, mainly comprised five handysize acquisitions and instalments on six newbuildings, amounted to US$167.6 million. This included capitalised expenditure on drydocking of US$3.6 million.

At 30 June 2007, the Group had property, plant and equipment of US$763.5 million, of which US$675.6 million related to 37 delivered vessels with an average net book value of US$18.3 million per vessel.

The Group had non-cancellable commitments of US$225.3 million for the construction of 11 handysize vessels and 1 handymax vessel. These vessels are for delivery to the Group between November 2007 and September 2009.

Capital Commitments (US$ million)	**2007**	**2008**	**2009**	**Total**
11 handysize newbuilding vessels	50.3	89.6	53.3	193.2
1 handymax newbuilding vessel	–	32.1	–	32.1
	50.3	121.7	53.3	225.3

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash, unutilised committed bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into forward foreign exchange contracts to purchase the currencies at predetermined rates.

Directors' Opinion on the Working Capital Available to the Group

The Directors are of the opinion that, taking into consideration the financial resources available to the Group, including internally generated funds and the available bank facilities, the Group has sufficient working capital to satisfy its present requirements.

Staff

At 30 June 2007, the Group employed a total of 266 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Melbourne and Auckland. The largest office is in Hong Kong with 149 employees.

The Group incurred total staff costs of approximately US$14.7 million during the six months ended 30 June 2007 (2006: US$12.7 million), representing 3.2% of the Group's turnover for the period (2006: 5.3%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% to 10% of the employees' relevant income, with the employees' mandatory contributions subject to a cap of 5% of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's LTIS allows the Company to award eligible participants with share options and restricted share awards.

Purchase, Sale or Redemption of Securities

During the reporting period, other than for satisfying restricted share awards granted under the LTIS, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with the Code of Conduct Regarding Directors' Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), as set out in Appendix 10 of the Rules Governing the Listing of the Securities on the Stock Exchange (the "Listing Rules").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding Directors' securities transactions.

Compliance with the Code on Corporate Governance Practices

The Group has complied with all code provisions of the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2007.

Review of Audit Committee

The Audit Committee of the Company has reviewed the unaudited interim results for the six months ended 30 June 2007. In addition, the Group's external auditors, PricewaterhouseCoopers, has performed a review of the interim results in accordance with the Hong Kong Standard on Review Engagements 2410 issued by the HKICPA.

Interim Dividend and Book Closure

The Board has declared an interim dividend for the six months ended 30 June 2007 of HK 45 cents per share, which will be paid on 31 August 2007 to those shareholders whose names appear on the Company's register of members on 23 August 2007.

The register of members will be closed from 22 August 2007 to 23 August 2007 (both days inclusive) during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 21 August 2007. The ex-dividend date for the interim dividend will be on 20 August 2007.

Interim Report and Disclosure of Information on Stock Exchange's Website

This announcement of interim results containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules has been published on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com.

The interim report will be circulated to shareholders by 15 September 2007. An electronic copy of the interim report will also be available on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com from the date when the printed copy is dispatched to shareholders.

Directors

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 3 of 6

Item No.	*Date*	*Document*
G3	August 7, 2007	Circular – Sale and time charter back of m.v Matariki Forest & m.v Crescent Harbour
G4	August 7, 2007	Investment in Thorsen Thai Agencies Limited
G5	August 14, 2007	Sale and time charter of m.v. Castle Peak & m.v. Lake Joy
G6	August 17, 2007	2007 Interim Report
H1	September 3, 2007	Circular - Sale and time charter of m.v. Castle Peak & m.v. Lake Joy
H2	September 7, 2007	Disposal of Investments in Equity Securities
H3	September 17, 2007	Acquisition of a Vessel to be constructed
I1	October 3, 2007	Sale and time charter back of m.v. Mount Cook & m.v. Amazonia
I2	October 4, 2007	Circular – Acquisition of a Vessel to be Constructed

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G3	August 7, 2007	Circular – Sale and time charter back of m.v Matariki Forest & m.v Crescent Harbour

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

7 August 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 28 June 2007 entered into between Juniper Beach Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	Iyo Eagle Partnership;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;

"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 2 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOAs"	means the First MOA and the Second MOA;
"Sellers"	Juniper Beach Limited and Crescent Harbour Limited;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 24 July 2007 entered into between Crescent Harbour Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	Satsuma Eagle Partnership;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A" or "Matariki Forest"	means a June 2007 built handysize dry bulk carrier of 28,709dwt named "Matariki Forest". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai;

"Vessel B" or "Crescent Harbour"	means a handysize newbuilding dry bulk carrier of approximately 32,000dwt to be named "Crescent Harbour". Vessel B is currently constructed by a shipyard in Japan. It is expected that Vessel B will deliver in the fourth quarter of 2007 and will be registered under the laws and flag of Hong Kong upon its delivery; and
"Vessels"	means Vessel A and Vessel B.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

7 August 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

INTRODUCTION

On 24 July 2007, the Directors announced that,

(A) On 28 June 2007, an indirect wholly-owned subsidiary of the Company entered into the First MOA with Iyo Eagle Partnership to sell to it a June 2007 built handysize vessel named "Matariki Forest" (Vessel A) for a consideration of US$45,000,000 (approximately HK$351,000,000).

Simultaneously with the signing of the First MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter Vessel A back into the Company's chartered fleet at an agreed charter rate for a fixed period of one year which will commence immediately upon the delivery of Vessel A.

(B) On 24 July 2007, another indirect wholly-owned subsidiary of the Company entered into the Second MOA with Satsuma Eagle Partnership to sell to it a handysize newbuilding vessel named "Crescent Harbour" (Vessel B) for a consideration of US$45,000,000 (approximately HK$351,000,000). Vessel B is currently expected to be delivered in the fourth quarter of 2007.

Simultaneously with the signing of the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter Vessel B back into the Company's chartered fleet at an agreed charter rate for a fixed period of one year which will commence immediately upon the delivery of Vessel B.

The sale of Vessel A and Vessel B will result in disposal gains estimated to be US$15,150,000 (approximately HK$118,170,000) and US$17,962,000 (approximately HK$140,103,600) respectively.

Principal terms of the MOAs and the time charterparties are set out below in this circular.

The sale of Vessel A and Vessel B will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The transactions under the MOAs are not discloseable individually. As the ultimate beneficial owner of Satsuma Eagle Partnership is the same as that of Iyo Eagle Partnership, the transaction concluded under the First MOA and the transaction contemplated under the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

The time charterparties do not constitute discloseable transactions of the Company under the Listing Rules.

THE MOAs

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	:	28 June 2007, for the First MOA; and 24 July 2007, for the Second MOA.	
Parties	:	Purchasers:	Iyo Eagle Partnership, for the First MOA ("First MOA Purchaser"); and Satsuma Eagle Partnership, for the Second MOA ("Second MOA Purchaser"), each of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with their ultimate beneficial owner (which is the same for the First MOA Purchaser, the Second MOA Purchaser and Eagle One Shipping S.A.), are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the First MOA Purchaser, the Second MOA Purchaser and their ultimate beneficial owner is the owning, operating and managing of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular, the Company has not entered into any transaction with the First MOA Purchaser, the Second MOA Purchaser, Eagle One Shipping S.A. or their ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the First MOA Purchaser, the Second MOA Purchaser, Eagle One Shipping S.A. or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.

		Sellers :	Juniper Beach Limited, for the First MOA; and Crescent Harbour Limited, for the Second MOA (collectively the "Sellers"), each being an indirect wholly-owned subsidiary of the Company.
Assets to be sold	:	First MOA :	A June 2007 built handysize dry bulk carrier of 28,709dwt, named "Matariki Forest" ("Vessel A"). The flag of Vessel A is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai.
		Second MOA:	A handysize newbuilding dry bulk carrier of approximately 32,000dwt, to be named "Crescent Harbour" ("Vessel B"), which is currently constructed by a shipyard in Japan. It is expected that Vessel B will deliver in the fourth quarter of 2007 and will be registered under the laws and flag of Hong Kong upon its delivery.
Net profits attributable to the Vessels	:	Since Vessel A was built in June 2007 and Vessel B is currently being constructed, no figures for the net profits attributable to the Vessels in the past two financial years immediately preceding the transactions are available.	
Carrying values of the Vessels	:	The carrying value of Vessel A and Vessel B was respectively approximately US$29,850,000 (approximately HK$232,830,000) and US$5,180,000 (approximately HK$40,404,000) in the Company's unaudited accounts as at 24 July 2007. The Company acquired Vessel B from a party who is unrelated to the First MOA Purchaser, the Second MOA Purchaser and their ultimate beneficial owner, for a consideration of US$27,038,000 (approximately HK$210,896,400) in 2005.	

Consideration	:	Vessel A: US$45,000,000 (approximately HK$351,000,000); and Vessel B: US$45,000,000 (approximately HK$351,000,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels and newbuildings of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels and newbuildings of the exact size and year of build of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
Payment terms	:	Under the MOAs, the consideration for the sale of Vessel A and Vessel B shall be receivable in the following manner: • 10% of the consideration (being the deposit) for the sale of the Vessels was received at the time of signing the MOAs; and • The balance of the consideration shall be received in full upon the respective delivery of the Vessels.
Guarantees	:	PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with the First MOA Purchaser, the Second MOA Purchaser and Eagle One Shipping S.A. to guarantee the respective performance of each of the Sellers and the charterer of all of their obligations, duties and liabilities under the MOAs and the time charterparties.
Completion and delivery	:	Pursuant to the First MOA, the latest date for completion is 30 September 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place within the third quarter of 2007. Pursuant to the Second MOA, the latest date for completion is 31 March 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B to the Second MOA Purchaser will take place within the first quarter of 2008.

Expected disposal gains	:	Vessel A: US$15,150,000 (approximately HK$118,170,000); and Vessel B: US$17,962,000 (approximately HK$140,103,600). The expected disposal gain of Vessel A is calculated as the difference between the sales consideration of Vessel A and its approximate carrying value in the Company's unaudited accounts as at 24 July 2007. The disposal gain of Vessel A is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007. The expected disposal gain of Vessel B is calculated as the difference between the sales consideration of Vessel B and the Company's contracted purchase price of US$27,038,000 (approximately HK$210,896,400). The disposal gain of Vessel B is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.
Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. As of the Latest Practicable Date, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

Simultaneously with the respective signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into two time charterparties with Eagle One Shipping S.A. to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of one year. The charter will commence immediately upon the respective delivery of the Vessels. The ultimate beneficial owner of Eagle One Shipping S.A. is the same as that of the First MOA Purchaser and the Second MOA Purchaser. The Company does not have the option to re-purchase any of the Vessels during or at the end of the charter period.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The two time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, both time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessels

Upon completion and delivery of the Vessels, the Group's fixed assets (owned vessels) will decrease by the carrying values of the Vessels of approximately US$56,888,000 (approximately HK$443,726,400). Current assets are expected to increase by US$90,000,000 (approximately HK$702,000,000), representing the sale proceeds receivable by the Company. The sale of the Vessels will result in disposal gains of approximately US$15,150,000 (approximately HK$118,170,000) for Vessel A and approximately US$17,962,000 (approximately HK$140,103,600) for Vessel B. Such disposal gains on Vessel A and Vessel B are expected to accrue to the consolidated income statement of the Company in the financial years ending 31 December 2007 and 31 December 2008, respectively. The transactions to time charter the Vessels back will be classified as operating leases with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the charter period of the Vessels.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The Directors believe that the terms of the MOAs and the time charterparties, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of Vessel A from the owned fleet to the chartered fleet, and the completion and delivery of "Port Pirie" pursuant to the sale and time charter back transaction as announced on 21 May 2007, the Company's core handysize fleet will comprise 58 vessels (1,707,053dwt), including 19 owned vessels (568,733dwt) and 39 chartered-in vessels (1,138,320dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to 4 vessels as at the Latest Practicable Date.

In addition, the Company has 13 newbuilding vessels on order (approximately 411,000dwt in aggregate), two of which are scheduled to deliver in 2007, five in 2008 and six in 2009. Following the completion of the sale and time charter back of Vessel B, 10 of these newbuilding vessels will enter into the Company's owned fleet and the other three newbuilding vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel within 2007 which we have entered into an agreement to charter-in on a long-term basis, the Company's core handymax fleet will comprise 10 vessels (501,589dwt), including two owned vessels (97,972dwt) and eight long-term chartered-in vessels (403,617dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 26 vessels as at the Latest Practicable Date.

In addition, the Company has two newbuilding vessels on order (approximately 107,500dwt in aggregate), one of which will enter into the Company's chartered fleet within 2007 and the other will enter into the Company's owned fleet in 2008 upon their deliveries.

The sale transactions under the MOAs are not discloseable individually. As the ultimate beneficial owner of the First MOA Purchaser and the Second MOA Purchaser is the same, the transaction concluded under the First MOA and the transaction contemplated under the Second MOA, when aggregated, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,576,330,109 shares (Shares of US$0.10 each)	157,633,010

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives (share options)	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	2,813,308	–	9,193,453[3]	1,600,000[1]	13,606,761	0.86%
Richard M. Hext	–	3,483,741[2]	–	–	–	3,483,741	0.22%
Dr. Lee Kwok Yin, Simon	–	–	–	113,835,847[4]	12,366,548[4]	126,202,395	8.01%
Patrick B. Paul	–	20,000	–	–	–	20,000	0.00%
Daniel R. Bradshaw	869,417[5]	–	–	–	–	869,417	0.06%
Wang Chunlin	–	1,280,000[6]	–	–	–	1,280,000	0.08%
Klaus Nyborg	–	2,900,000[7]	–	–	–	2,900,000	0.18%
Jan Rindbo	–	4,056,370[8]	–	–	1,200,000[8]	5,256,370	0.33%

Notes:

(1) On 14 July 2004, Mr. Buttery was granted options to subscribe for 4,800,000 Shares pursuant to the Long Term Incentive Scheme. The subscription price is HK$2.50 per Share. In relation to the grant of 4,800,000 share options, (i) 1,600,000 share options are exercisable from 14 July 2005 to 14 July 2014, (ii) another 1,600,000 share options are exercisable from 14 July 2006 to 14 July 2014 and (iii) the remaining 1,600,000 share options are exercisable from 14 July 2007 to 14 July 2014.

Mr. Buttery has exercised his options to subscribe for 1,600,000 Shares in September 2005 and 1,600,000 Shares in August 2006 at the price of HK$2.50 per Share.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) 9,193,453 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(4) Out of the 113,835,847 Shares, 19,935,122 Shares, 1,059,725 Shares, 36,370,000 Shares, 49,438,500 Shares and 7,032,500 Shares are beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

For the 12,366,548 underlying Shares under equity derivatives, they are being held equally by Fortress Eagle Investment Limited and Invest Paradise International Limited (each holding 6,183,274 underlying Shares under equity derivatives) which, as disclosed above, are companies controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(5) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(6) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(7) Out of the 2,900,000 Shares held by Mr. Nyborg as personal Interests, 2,500,000 Shares are in the form of restricted shares granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(8) Mr. Rindbo was granted options to subscribe for 1,200,000 Shares pursuant to the Long Term Incentive Scheme which are exercisable from 14 July 2007 to 14 July 2014. The subscription price is HK$2.50 per Share.

By a Restricted Share Award Agreement dated 11 May 2007, 1,030,000 Shares in the form of restricted share awards were granted to Mr. Rindbo pursuant to the Long Term Incentive Scheme, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	126,202,395	8.01%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	126,202,395	8.01%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	120,310,922	7.63%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates have an interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G4	August 7, 2007	Investment in Thorsen Thai Agencies Limited

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

INVESTMENTS IN EQUITY SECURITIES

This announcement is made under the general obligation to disclose pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

On 3 August 2007, Pacific Basin Shipping Limited ("the Company"), via an indirect wholly owned subsidiary, acquired 1,150,000 non-voting depository receipts ("NVDRs") of, representing 1,150,000 shares of the capital stock of, Thoresen Thai Agencies Limited ("TTA"). TTA is a Bangkok based company which is engaged in the provision of dry bulk liner and tramp services, and offshore services.

Following the acquisition, the Company holds a total of 32,571,500 of such NVDRs and shares, amounting to approximately 5.06% of the outstanding shares of TTA's capital stock. In accordance with the rules and regulations in respect of the acquisition or disposal of securities on The Stock Exchange of Thailand, the Company is required to give notification of this shareholding in TTA to The Stock Exchange of Thailand. This notification was filed with The Stock Exchange of Thailand on 6 August 2007. The Company may purchase additional shares of TTA's capital stock or dispose of any and all shares of TTA's capital stock that the Company holds, whether through open market transactions, privately negotiated transactions, or otherwise. If further notifications to The Stock Exchange of Thailand are required in respect of the Company's holding of TTA shares, the Company will also make similar announcements to the Hong Kong Stock Exchange.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 7 August 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G5	August 14, 2007	Sale and time charter of m.v. Castle Peak & m.v. Lake Joy

Pacific Basin Shipping Limited

Press Release

Pacific Basin Sells and Charters Back Two Handysize Vessels

Hong Kong, August 14, 2007 – Pacific Basin Shipping Limited ("Pacific Basin" or the "Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, has agreed to sell two handysize ships, namely "Castle Peak" and "Lake Joy" for US$31,600,000 and US$30,400,000 respectively. The total consideration amounts to US$62,000,000.

At the same time, the Company has agreed to time charter "Castle Peak" and "Lake Joy" back for three years. The charters will commence immediately after delivery of the ships to buyers, expected to be within October 2007.

"Castle Peak" is a 1997 built handysize dry bulk carrier of 28,545dwt, while "Lake Joy" is a 1996 built handysize dry bulk carrier of 28,251dwt. Sale of these two vessels will result in disposal gains of approximately US$12,085,000 and US$13,637,000 respectively, or US$25,722,000 in total. These gains are expected to accrue to the Company in the financial year ending 31 December 2007. The simultaneous time charter back of the vessels will allow the Company to retain commercial control and the earnings of the vessels during their charters.

The proceeds from the sale of the two vessels will be used for general working capital and for funding investment projects that the Company may enter into when suitable opportunities arise.

Mr. Richard Hext, CEO of Pacific Basin said, "The sales and charter-back of these two vessels help generate cash for our Company, whilst maintaining a stable number of revenue days over the next three years. Our dividend policy remains to pay out at least 50% of the Company's earnings each year, which will include earnings derived from the disposal gains of these two vessels."

Following the completion and delivery of the above-mentioned two vessels, as well as "Port Pirie" and "Matariki Forest" pursuant to the sale and time charter back transactions announced on 21 May 2007 and 24 July 2007 respectively, Pacific Basin's core fleet will comprise 83 handysize and handymax ships including 69 in operation and 14 newbuildings on order.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G6	August 17, 2007	2007 Interim Report

Pacific Basin Shipping Limited
Stock Code: 2343

Interim Report 2007



Contents

Results Highlights

- **Group profits for the period were US$162.9 million** (2006: US$36.4 million) as a result of increased revenue days and strong dry bulk market conditions, including disposal gains of US$50.2 million (2006: Nil). **Basic earnings per share were HK 81.39 cents** (2006: HK 21.95 cents)
- **Interim dividend of HK 45.0 cents per share**, representing a payout ratio of 55% (2006: 92%)
- **Strong balance sheet** with total assets of US$1,036.2 million and shareholders' equity of US$599.5 million. Return on average equity was 63% (2006: 25%)
- **Handysize revenue days increased by 27% to 9,590** (2006: 7,570) due to expanded owned and long term chartered fleet. Handysize daily rate increased by 37% to US$19,750 (2006: US$14,400)
- **Ship expenditure totalled US$167.1 million** (2006: US$97.5 million) including 5 handysizes, 1 tug and 1 barge, and instalments on 5 handysize and 1 handymax newbuildings
- **Ship sales generated disposal gains of US$50.2 million** (2006: Nil) comprising 7 vessels of which 6 were chartered back
- **Core fleet now totals 83 ships** (1 January 2007: 72), of which 33 are owned and 50 are chartered. This total includes 58 handysize and 10 handymax ships afloat, and 13 handysize and 2 handymax newbuildings
- **Contract cover** is in place for 83% of current 20,040 handysize revenue days in 2007 at an expected yield of about US$20,000 per day. For 2008, we have covered 28% of our expected 21,920 handysize revenue days at an expected yield of about US$18,710 per day. Baltic Handysize spot index on 2 August 2007 stood at US$32,441 per day net
- **Active development** of business model into complementary areas. Particular China focus including co-investments with Nanjing Port Group and with the shipping arm of China's largest power company
- **Positive dry bulk market outlook** for the rest of 2007 based on continued global industrial growth, supply chain infrastructure bottlenecks and lower net fleet growth



Contract Cover and Daily TCE
Handysize
Handymax
Revenue Days
20,040 days
17%
US$20,000*
83%
21,920 days
72%
US$18,710*
28%
4,590 days
US$23,700
95%
2,420 days
US$21,000
31%
2007
2008
2007
2008
Fixed
Unfixed
* Includes an approximate US$1,000/day anticipated uplift from efficient voyage execution

Financial Summary

	2007 30 June	2006 30 June	2006 31 December
	US$'000	US$'000	US$'000
Results			
Turnover	**455,361**	239,440	620,444
Time Charter Equivalent Earnings	**269,229**	140,397	344,776
Operating profit	**169,529**	47,043	135,234
Finance costs	**(10,244)**	(11,625)	(26,831)
Net profit	**162,934**	36,385	110,292
Balance Sheet			
Assets	**1,036,235**	733,053	919,895
Net borrowings	**236,315**	337,734	287,223
Shareholders' equity	**599,530**	289,587	484,993
Cash	**83,251**	42,592	63,242
Capital commitments	**225,318**	283,149	251,683
Cash Flows			
Operating	**131,349**	57,286	148,188
Investing	**(24,137)**	(91,399)	(241,075)
Financing	**(87,203)**	(5,506)	74,048
Change in cash	**20,009**	(39,619)	(18,839)
	HK cents	HK cents	HK cents
Per Share Data			
Basic EPS	**81**	22	65
Dividends	**45**	20	42.5
Cash flows from operating activities	**131**	69	87
Net asset value	**298**	175	243
Share price at period end	**880**	353	490
Market capitalisation at period end	**HK$13.8 bn**	HK$4.5 bn	HK$7.6 bn
Ratios			
Net profit margin	**61%**	26%	32%
Dividend yield [1]	**5%**	10%	15%
Payout ratio	**55%**	92%	71%
Return on average assets	**35%**	11%	15%
Return on average equity	**63%**	25%	36%
Total shareholders' return [2]	**84%**	8%	51%
Number of full time shore based staff per vessel	**2.5**	3.0	2.8
Net borrowings to book value of property, plant and equipment	**30%**	57%	38%
Net borrowings to shareholders' equity	**39%**	117%	59%
Interest coverage [3]	**18.8X**	5.5X	6.3X

(1) Dividend yield represents the dividends per share paid during the period divided by the share price at the beginning of the year.

(2) Total shareholders' return represents share price capital gain and dividends paid during the period divided by the share price at the beginning of the year.

(3) Interest coverage is calculated as EBITDA divided by interest and finance charges. EBITDA is defined as earnings before interest and finance charges, tax, depreciation and amortisation.

Time Charter Equivalent Earnings (TCE) and Net Profit



US$ million
269
163
140
36
1H06
1H07
Net Profit
Time Charter Equivalent Earnings (TCE)

Handysize Revenue Days, Daily TCE and Daily Vessel Operating Costs



US$/day
$19,750
$14,400
$9,370
$8,540
9,590 days
7,570 days
1H06
1H07
Handysize Revenue Days
Daily TCE
Daily Vessel Operating Costs

Total Shareholders' Return



HK cents
84%
10%
22.5
8%
5%
390
-7.5
1H06*
1H07*
Dividends Paid in the period
Capital Gain
Dividend Yield
Total Shareholders' Return
* Returns are not annualised



Interim Report of the Directors

SUMMARY

Pacific Basin Group's unaudited net profit for the six months ended 30 June 2007 was US$162.9 million, including US$50.2 million of disposal gains (2006: US$36.4 million, no disposal gains). Basic earnings per share were HK 81.39 cents (2006: HK 21.95 cents). The Group delivered a return on average shareholders' equity for the period of 63% (2006: 25%).

Increasing demand for handysize and handymax dry bulk ships fuelled by strong global industrial growth, and a supply squeeze aggravated by infrastructure failings have pushed freight rates to all time highs. Our daily handysize time charter equivalent earnings for the period were US$19,750 (2006: US$14,400) and our turnover was US$455.4 million (2006: US$239.4 million) on the back of 11,850 vessel revenue days in our IHC (handysize) and IHX (handymax) pools (2006: 8,890 days). Our operated fleet (which includes 30 short term charters) as at 1 August totalled 98 ships of which 62 were handysize and 36 were handymax.

Our results have been steadily improving in 2007. There was no seasonal summer market slowdown in 2006 nor, to date, in 2007. As at 2 August, the Baltic Handysize Index ("BHSI") stood at US$32,441 net and market expectations are that strong rate levels will be maintained: Clarkson's one year handysize time charter rate was US$27,550 net, compared to US$18,170 net at the start of 2007, and US$15,400 net in August last year. Vessel prices have also seen a remarkable increase, with 5-year old handysize second hand ships estimated by us to be worth around US$41 million today, compared with US$27 million in August last year.



We have continued to be active on the sale and purchase front. We look for off-market opportunities to acquire young tonnage that will add to our fleet earnings at reasonable cost whilst also being prepared to sell (preferably with charter back) when we are approached by buyers with more aggressive criteria than our own. During the three years since we listed, the total value of our sales and purchases amounts to over US$1.4 billion.

Thus we have taken advantage of very buoyant prices by selling seven older vessels, six with charter backs, all in private, "off-market" transactions. In addition, in June, we sold "Matariki Forest", a newly delivered handysize, for US$45 million with delivery to buyers in September 2007. This price set a new all time high for handysize bulk carriers. In July we sold, for delivery to buyers within March 2008, also for US$45 million, "Crescent Harbour", a handysize newbuilding which will deliver to us from the yard in mid December 2007. The value to us of both vessel sales is enhanced by buyers' agreement to deferred delivery, which gives us three to four months of earnings over and above the sales proceeds, and also by buyers giving us 11-13 month charter backs at favourable rates.

At the same time we have continued to expand our delivered handysize fleet through one second hand purchase, two long term charters and the delivery of three newbuildings. We have also expanded our delivered handymax fleet with four long term charters. Our newbuilding programme will help to ensure steady future additions to our owned fleet, and, during the period, was augmented by orders for four further vessels, of which three are handysize and one is handymax. Our core fleet therefore now totals 83 vessels (including newbuilding commitments), up from 72 at the beginning of the year.

We have, as before, opted for a careful balance between forward contract cover and exposure to the rising market. Our handysize fleet is now 61% booked for the balance of 2007, and 28% booked for 2008. This puts the Group on a firm footing to deliver stable returns to shareholders whilst also allowing us to benefit from unprecedented current spot market conditions.

We continue to develop our business beyond the provision of port to port shipping. On 18 July 2007, we signed an agreement with the Nanjing Port Group to co-invest in and jointly operate a three berth port facility at the highest navigable point for oceangoing vessels on the Yangtze River. We expect this facility for handysize and handymax vessels to become operational in August 2007. This is an important development for our Group, and we intend to develop further bulk port sites in China that are complementary with our main business. On another front in China, we have recently agreed to incorporate a joint venture with the shipping arm of China's largest power producer to procure long term tonnage for China's international coal trade and this joint venture is already actively acquiring new tonnage. Our joint venture in the aggregate trades out of Fujairah in the Middle East has also continued to develop and now has a small fleet of tugs and barges to complement its handysize and handymax services. Pacific Basin has acquired one tug and one barge for long term charter to the joint venture.

Our Board considers the outlook for dry bulk shipping to be positive and, taking into account all the factors affecting our business, has declared an interim dividend of HK 45 cents per share (2006: HK 20 cents). This represents a payout of 55% of earnings (2006: 92%). Our aim continues to be to satisfy our shareholders' dividend expectations without constraining the development of the Group.



MARKET REVIEW

The first half of 2007 was a record breaking period for the dry bulk market. This period saw the highest ever Baltic Dry Index ("BDI") January-June average of 5309 points, 19% above the previous first half average high set in 2004. On 15 May the BDI reached its highest level ever prior 30 June of 6688 points. It has since risen higher still, reaching a record 7000 points on 2 August. The market also witnessed average monthly deliveries of 2 million deadweight tonnes of new dry bulk vessels during the period: it testifies to the strength of demand that rates have remained so strong despite such a large volume of deliveries. There now exists the largest ever pool of old bulk carriers eligible for demolition, thanks to an extended period of high rates which has kept vessels in service beyond their long term historic average scrapping age of around 28 years. Lastly, second hand and newbuilding ships have been bought and sold at prices never seen before, reflecting shipowners' confidence in a strong forward market. These trends have continued into July and early August.


Baltic Dry Index
8000
7000
6000
5000
4000
3000
2000
1000
0
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Source: Bloomberg LP


Global Trade in Dry Bulks
Billion tonne-miles
2003-2006E CAGR: 7.2%
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
10,449
11,144
12,079
12,838
13,745
14,600
2002
2003
2004
2005
2006E
2007E
Iron Ore
Coal
Grain
Bauxite/Alumina
Phosphate
Others
Source: Fearnleys

As in 2006, the large number of newbuilding deliveries has been absorbed by the ongoing commodity boom. The movement of minor bulks carried by handysize vessels is poorly documented, so we consider it much more useful to discuss demand for the 'major' bulks (coal, iron ore, grain) which are more accurately followed, and can serve as a proxy for overall dry cargo trends. According to Fearnleys, major bulk cargo activity, measured in tonne-miles (which is the best measure of tonnage demand), is expected to have grown by an annualised 7.4% in the first half of 2007, whereas tonnage supply, measured as newbuilding deliveries less scrapping, grew by 6% annualised.


China Coal Trade
Million tonnes
80
70
60
50
40
30
20
10
0
-10
71.7
45.6
26.1
63.3
38.2
25.1
46.3
54.1
-7.8
2005
2006
2007 (annualised)
Export
Import
Net Export
Source: Bloomberg LP, Pacific Basin

Coal has played a major part, and China, the world's largest producer and consumer of coal, became, for the first time in January 2007, a net importer. In the first half of 2007, China is estimated to have imported over 27 million tonnes of foreign coal, mainly to feed its rising power requirement. In addition, increased demand and insufficient railway transportation capacity have led to higher coastal trade volumes from coal mining regions in the north to major consuming regions in the south and east of China.

According to SSY, the Chinese coastal coal trade could grow in 2007 by 12 to 14%, or 40 to 50 million tonnes, to about 400 million tonnes, in the process absorbing vessels from the internationally traded fleet.



The reduction in their ability to source coal from China has led Far Eastern countries such as Japan and South Korea to import from further afield, mainly Australia and Indonesia, which has increased the average distance travelled by dry bulk cargoes and fuelled tonnage demand. Rail and port handling capacity at Australian coal loading ports failed to cope with the increased coal demand, and, as a result, there was a sharp rise in the number of ships, mainly capesize and panamax, waiting to load. This vessel congestion, which eased early in the second quarter of 2007, again increased in June, with storms leading to the closure of several important coal mines and of the port of Newcastle for a week. As at the end of July, nearly 10% of the capesize fleet and 7% of the panamax fleet was tied up in Australian ports alone, while congestion has also affected ports in China and Brazil. The direct effect of congestion on handysize and handymax vessels is less significant since they are not as important to the coal trades as the larger vessels. However, the removal of a large percentage of panamax and capesize ships from the market has had a significant inflationary effect on freight rates for smaller bulk vessels.

China's appetite for iron ore also continues to grow with imports in the first half of the year up by 16% over the same period of 2006. Imports from Brazil were up by 23%, whereas imports from Australia were up by 18%: the fact that iron ore has to travel more than twice as far to China from Brazil as from Australia also pushes up tonnage demand.

China's steel production has not abated since her debut as a net exporter during 2006. In the first half of the year, China's steel production increased by 18% year-on-year to 237 million tonnes and her net steel exports totalled 29 million tonnes during this period (2006: 11 million tonnes).

Total Vessel Congestion at Australian Ports


No of vessels
240
200
160
120
80
40
0
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
All Vessels
Capesize
Panamax
Source: Monson Agencies Australia

Aluminium production in China for the first half of the year increased by 37% over the same period in 2006, and China's import of bauxite, the raw material used for aluminium production, was up by a massive 195% to 10.1 million tonnes.

In line with the general dry bulk freight market, the handysize sector has remained very strong in the first six months of 2007 with average BHSI spot rates trading above US$20,000 per day net for most of the first quarter and above US$25,000 per day net for most of the second quarter. The BHSI peaked in mid May just below US$30,000 per day net driven by strong demand in the Atlantic from South American grain exports, and then declined until the end of June, when it recovered to finish the month just above US$27,000 per day net. The recovery since then has continued and, as of 2 August, the BHSI stood at US$32,441 per day net.

The underlying strong demand for minor bulk commodities, led in many cases by China, has continued to support high handysize freight rates. This includes a growing demand for commodities such as logs, alumina and mineral sand. Another contributor to the stronger market has been a shift in the Atlantic grain trades towards export from South America rather than from the US Gulf because the US is increasingly using domestic corn for ethanol production. Again, this has led to an increase in the average distance travelled by dry bulk cargoes.


China Steel Trade
Million tonnes
90
80
70
60
50
40
30
20
10
0
27.6
25.3
52.1
33.2
18.9
76.4
58.7
17.7
2005
2006
2007 (annualised)
Export
Import
Net Export
Source: Bloomberg LP, Pacific Basin


The Baltic Handysize Index
US$/day
30,000
27,000
24,000
21,000
18,000
15,000
12,000
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Note: Net Rate
Source: The Baltic Exchange

On the handymax front, the Baltic Supramax Index ("BSI") has increased broadly in line with the BHSI. Having hit a new record of US$42,810 per day net on 16 May 2007, the index ended June at US$40,124 per day net, up 35% on the US$29,709 level at which it opened 2007, a rise driven mainly by Chinese steel exports, Indonesian coal, Chinese cement exports and ongoing congestion. The handymax sector has also benefited from increased Chinese demand for bauxite and nickel ore (used in stainless steel production). During the period we have regularly seen handymax tonnage picking up coal and grain cargoes usually carried by capesize and panamax ships, since coal and iron ore demand, combined with congestion, has absorbed so much capesize and panamax vessel supply. As at 2 August, the BSI stood at US$46,806 per day net.

Vessel Supply: Orderbook, Scrapping, Asset Values

At the beginning of 2007, second hand bulk carrier values stood at all time highs – about 9% over their previous highs in the spring of 2005 – and Clarkson's value for a five year old handysize stood at US$28.5 million. Boosted by sustained market confidence and the lack of available sales candidates, prices have continued to increase during the first and second quarters of this year. Clarkson's most recently published value for a 5-year old 28,000 deadweight tonne vessel stands at $37.5 million. However, based on "last done" vessel sales, amongst them our own, we put that value at about US$41 million, some 44% higher than at the start of the year and almost 50% more than this time last year. Ship values rose particularly steeply during the last quarter, when freight rates exceeded their previous all time highs.

Values of modern handymax vessels have behaved in a similar manner, with successive record levels being achieved through the first six months of this year. At the end of July prices are estimated to be about 35% higher than they were at the beginning of 2007.

The Baltic Supramax Index


US$/day
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Note: Net Rate
Source: The Baltic Exchange


Second Hand Handysize Vessel Price (25-35K Dwt)
US$ million
40
35
30
25
20
15
10
5
2000
2001
2002
2003
2004
2005
2006
2007
July 2007
US$37.5 million (↑213%)
US$34.0 million (↑312%)
US$27.0 million (↑535%)
US$12.0 million
US$8.25 million
US$4.25 million
5 year old
10 year old
15 year old
Source: Clarkson

Shipyards have this year received a very high level of interest from owners wanting to contract bulk carriers, which has resulted in increased newbuilding prices for all vessel sizes. Appreciation against the US dollar of the currencies of Korea and China, where about 60% of available shipyard capacity is based, has added further upward pressure on newbuilding prices, although the weak yen has meant that Japanese yards have been able to increase their margins. Meanwhile the cost base for all yards has been raised not just by higher steel prices and by the limited availability of machinery, but also by the introduction of stricter statutory regulations, making construction more expensive for new contracts being signed. As a result the average lead time from contract signing until vessel delivery has continued to widen, and early berth positions are able to command a premium over later ones.

Nevertheless, increased ordering has pushed the orderbook for dry bulk vessels up to 39% of the existing fleet as at July and is likely to increase it further in future months. We therefore need to keep a careful eye on this indicator. The market impact of the orderbook will, in practice, be muted by scrapping, which cannot be postponed indefinitely, and by the fact that much yard capacity is already booked in 2007-2009, so that most new orders are for delivery in 2010 and beyond: it is difficult enough to predict the level of cargo tonne-mile demand in 2008, let alone 2010. In respect of scrapping, tonnage over 28 years old (the long term historic scrapping age) already comprises 6% of the overall dry bulk fleet and will, by 2010 (assuming no scrapping in the meantime) be up to 10%.

Meanwhile, within dry bulk, the handysize (25,000-35,000 deadweight tonne) segment continues to have by far the lowest orderbook at 20%, compared with 60% for capesize, 30% for panamax, and 42% for handymax. Further, handysize tonnage over 28 years comprises 21% today and will be 26% by 2010 (assuming no scrapping in the meantime).

With such a benign age profile and a relatively low orderbook, the handysize sector seems likely to maintain the lowest net fleet growth and therefore the best supply/demand characteristics, at least from the shipowners perspective, in dry bulk.

Orderbook of World Fleet and Dry Bulk Sectors – July 2007


Orderbook as % of Existing World Fleet
Tanker
351
140
40%
Container
136
65
48%
Other ship types
179
47
26%
Dry Bulk
379
149
39%
Orderbook
Age
Capesize
60
60%
11.1
Panamax
20
30%
11.6
Handymax
21
42%
11.6
Handysize (25-35K)
20%
17.8
0
100
200
300
400
500
600
Dwt (million)
Existing Fleet
Orderbook 2007-2009+
2007 Orderbook
2008 Orderbook
2009+ Orderbook
Source: Clarkson

Ageing Fleet Versus Orderbook (25-35K dwt) – July 2007


No. of vessels (Total Existing Fleet = 1,230)
16%≥30 Years
32%≥25 Years
55%≥20 Years
58%>15 Years
Orderbook: 20%
Year of Built
Source: Clarkson

BUSINESS REVIEW

Handysize

Our International Handybulk Carriers ("IHC") pool strives to provide its customers with a punctual and reliable service using homogenous, modern ships in a market where increasingly strong cargo demand is placing much more pressure on an ageing world fleet. This pressure is leading to greater uncertainty for end-users of handysize ships, and eliminating this uncertainty is a key objective of IHC. During the first half of 2007 we have continued to strengthen the two key elements under our control – our fleet size and our organisation – so as to be able to offer a better service to our customers.

During the first six months of 2007, we expanded the average number of handysize ships we operated to 64 ships, which is an increase of about 10% from the 58 ships we operated during the same period last year. As of 1 August, the IHC fleet consists of a mix of Pacific Basin owned (18) and long term chartered (39) ships complemented by a smaller number of managed (4) and short term chartered (4) ships. IHC controls one of the largest and most modern fleets of handysize dry bulk ships in the world, its scale ensuring the high levels of operational flexibility that allow it to better meet customers' deadlines when unforeseen circumstances (such as weather and port congestion) impact schedules. The expanded IHC fleet has in the first half of 2007 carried over 8.4 million tonnes of cargo, which is 15% more than the 7.3 million tonnes carried during the same period in 2006 in a trading pattern that continues to focus on the Pacific Rim. Australia, New Zealand and the West Coast of North America remain our top loading zones, with Asia our primary delivery destination.

The other key element of IHC is its people, both ashore and at sea. Our offices, staffed with experienced chartering and operations professionals, are located close to our customers. In February we opened an office in Auckland, New Zealand, one of our core markets, in order to better serve importers and exporters in this region. We also reinforced our team in China, the world's fastest growing dry bulk market, to meet demand from Chinese clients.

Handysize Cargo Mix Jan – Jun 2007


15% Other Bulks*
3% Sugar
5% Aggregates
10% Concentrates
5% Salt
3% Alumina
7% Petcoke/Coal/Coke
10% Log & Forest Products
11% Fertilisers
10% Grains
10% Steel & Scrap
11% Cement
8.4 million tonnes

* Other Bulks: cement clinker, gypsum, sands, soda ash, agricultural products and ore

Our sea-faring staff are drawn mainly from China, Russia and the Philippines. We already have our own organisation in China to manage the recruitment, training and care of our officers and ratings and, during the period, we took steps to strengthen our presence in the Philippines. With the world shipping fleet set to grow significantly over the next few years, ensuring our access to high quality officers and ratings will be essential to our ability to provide the premium service that our customers demand.

In the first half of 2007, IHC achieved net earnings of US$19,750 per day. As of 1 August 2007, we had covered 83% of our handysize revenue days for 2007 at an average rate of about US$20,000. This rate includes a premium of about US$1,000 per day above the base contract rate which we expect to achieve by combining front haul with back haul cargoes. Furthermore, we have now covered 28% of the 21,920 revenue days that our existing fleet is expected to provide in 2008 at about US$18,710 per day (including our estimated US$1,000 execution premium). We expect to build our forward cover for 2008 and beyond during the remainder of the year, which is traditionally the peak season for cargo contract renewals.

IHC continues to make limited use of forward freight agreements (or FFAs) to complement its forward physical cover and, during the period, we saw an increased number of counterparties interested in trading FFAs against the BHSI index. This is most helpful to our business because it allows us to hedge better our exposure to physical handysize ships. During the period, we incurred an FFA expense of US$15.2 million, of which US$5.5 million relates to operations in the period, US$9.5 million to operations in the second half of 2007 and US$0.2 million to operations in 2008.

The following table sets out IHC's fleet revenue days and cover rates in 2007-2008, as at 1 August 2007:

Handysize Vessel Activity Summary

	Unit	FY 2007	FY 2008
Cargo Commitments			
Revenue days	days	15,470	5,340
Net paper contracts	days	1,170	860
Equivalent revenue days	days	16,640	6,200
Daily TCE	US$	20,000	18,710
Ship Commitments			
Revenue days	days	20,040	21,920
Net Position			
Cargo as % of ship commitments	%	83%	28%

Handysize FFA Activity Summary

	Unit	FY 2007	FY 2008
FFA paper sold	days	2,150	860
FFA paper bought	days	–	–
Net realised paper exposure	days	980	–
Net FFA paper sold	days	1,170	860

Handymax

Our International Handymax Carriers ("IHX") pool has entered its second year of operations recording substantial and profitable growth. During the period we took steps to reinforce our IHX teams in Melbourne, Shanghai and Vancouver and have continued to build the IHX fleet in both the Atlantic and the Asia Pacific regions. IHX regularly provides complementary new business to IHC and vice versa.

Like IHC, IHX manages a fleet of modern vessels. Its fleet has an average age of just over six years, and its ships are typically between 45,000 and 58,000 deadweight tonnes. The fleet consists of a mix of Pacific Basin owned (2) and long term chartered (6) ships complemented by a number of managed (1) and short term chartered (26) ships, and we were pleased to welcome another external owner to the pool during the period. IHX now controls a day to day fleet of approximately 35 vessels (1 January 2007: 23), giving it critical mass and visibility in its core trade areas. Subject to market conditions, we expect further fleet growth during the balance of 2007.

IHX's cargo volumes have increased four-fold to 4.8 million tonnes in the first half of 2007 (2006: 1.2 million tonnes). IHX's top five commodities transported were coal, iron ore, bauxite ore, grains, and fertilisers and it recorded significant increases in the volume of coal and bauxite ore that it carried as a result of very strong global demand for these commodities. IHX also carried important volumes of sugar, salt, steel and cement. IHX's customer base comprises mainly of the larger commodity, industrial and mining companies. About 70% of IHX's cargoes moved within the Pacific and 30% within the Atlantic. The primary load regions were the resource rich areas of Australia, the West Coast of the United States and India.

During the first half of 2007, IHX achieved net earnings of US$25,180 per day in respect of 2,260 revenue days. As of 1 August 2007, we had covered 95% of our 4,590 handymax days for 2007 at an average daily rate in excess of US$23,700, and 31% of 2,420 expected revenue days for 2008, based on the existing fleet. IHX continues to make good progress in building its cargo cover for 2008.

Handymax Cargo Mix Jan – Jun 2007


3% Petcoke
24% Coal
6% Salt
3% Alumina
12% Grains
5% Cement
4% Concentrates
14% Ore
7% Sugar
5% Aggregates
3% Other Bulks*
11% Fertilisers
4% Steel
4.8 million tonnes

* Other Bulks: agriculture products, gypsum and sands

IHX made a profit during the period of US$9.5 million, which was boosted by an exceptional performance in the second quarter. Like IHC, IHX also makes limited use of FFAs to hedge a portion of its forward freight exposure. Therefore, this profit makes provision for an FFA expense of US$2.6 million in respect of operations during the period, US$2.7 million in respect of operations in the second half of 2007, and US$0.9 million in 2008. Our first half 2007 profit compares with a full year 2006 loss of US$4.1 million. We have locked in cover at lower rates in the second half of 2007 which is expected to result in modest profits for this period.

The following table sets out IHX's fleet revenue days and cover rates in 2007-2008, as at 1 August 2007:

Handymax Vessel Activity Summary

	Unit	FY 2007	FY 2008
Cargo Commitments			
Revenue days	days	4,370	750
Net paper contracts	days	–	–
Equivalent revenue days	days	4,370	750
Daily TCE	US$	23,700	21,000
Ship Commitments			
Revenue days	days	4,590	2,420
Net Position			
Cargo as % of ship commitments	%	95%	31%

Handymax FFA Activity Summary

	Unit	FY 2007	FY 2008
FFA paper sold	days	1,650	370
FFA paper bought	days	1,650	370
Net realised paper exposure	days	–	–
Net FFA paper sold	days	–	–



Other Operations and Business Development

Notable progress has been made in developing Pacific Basin's business in areas which are complementary with our core handysize and handymax operations.

On 18 July, Pacific Basin's subsidiary Asia Pacific Maritime & Infrastructure Group ("APMIG") entered into a joint venture agreement with the state owned Nanjing Port Group ("NJP") that will see Pacific Basin hold a 45% interest in Nanjing Longtan Tianyu Terminal Company Limited. The Longtan Tianyu terminal is a newly constructed general cargo terminal which is part of the larger Longtan port and logistics base development on the eastern outskirts of Nanjing, the highest point on the Yangtze River that is accessible to handysize and handymax tonnage. The terminal is scheduled to be operational in August 2007 and is expected to benefit from the increasing throughput in the Nanjing region of steel products, scrap metal, bagged grain and other general cargoes. It will also serve as a transshipment hub for cargoes requiring transport to and from China's rapidly industrialising hinterland. We consider NJP and Pacific Basin to be excellent partners for this project, and anticipate an equity commitment of US$16 million to this project in 2007. After anticipated small operating losses in the start-up period while cargo volumes build, we expect to generate good returns on our investment.

Pacific Basin intends to continue building its business in China. As a management team, we have been building ships in China since 1989, and we have a current order for eight 32,500 deadweight tonne vessels at Jiangmen Nanyang Shipyard in Guangdong province. We have manned ships with Chinese nationals since 1991, we own an office in Beijing, and are also well established in Shanghai and Dalian. Our activities in China are led by Mr. Wang Chunlin, formerly Assistant President of the Sinotrans Group and now a main Board Director of Pacific Basin and managing Director of APMIG, and Mr. Ben Lee, formerly President of China Machinery Corporation and now President, Pacific Basin China. Both gentlemen had long associations with Pacific Basin before joining us. Nevertheless our commitment with NJP represents Pacific Basin's first investment in PRC maritime infrastructure. Following the conclusion of this joint venture, we expect to conclude further maritime-related infrastructure projects in China in the next twelve to eighteen months.

On another front in China, we are developing our relationship with the shipping arm of China's largest power producer, to whom in 2005 we long term chartered one ship for operation in the Chinese coastal coal trades and with whom we operated three vessels in IHX in 2006 and early 2007. We have now agreed to take this relationship to the next stage by incorporating Pacific Time Shipping (PTSL), a 50/50 joint venture which will operate in China's growing international coal trades. PTSL's first deal is the long term charter of a 95,000 deadweight tonne bulk carrier newbuilding to be constructed by Imabari Shipbuilding (with whom Pacific Basin has a close relationship and who built 17 of the handysize vessels in our IHC fleet) for delivery to the joint venture in the first half of 2011. PTSL also expects to order a 115,000 deadweight tonne bulk carrier for delivery from a Chinese yard in the first half of 2010.

In the Middle East, Fujairah Bulk Shipping L.L.C., our joint venture (33% economic interest) with the Government of Fujairah and other interests, has flourished in the business of supplying rock and aggregate to end users of these materials in the Arabian Gulf. In addition to its bulk carrier operations, a fully fledged tug and barge operation now transports increasing volumes of aggregate and rock from its own loading facility to destinations within the Gulf, and we expect these volumes to double in the second half of the year. During the period, Pacific Basin agreed to invest US$5.2 million in a tug and a barge which delivered to us in May 2007 and have been long term chartered to the joint venture. Fujairah Bulk Shipping recorded a total net profit of US$5.3 million in the first half of the year (2006: US$0.6 million).

During March 2007, our Board approved our investment of up to US$50 million in a limited number of publicly traded shipping equities, to take advantage of our access to shipping market information through our network of offices and our relationships within the industry. The largest single investment to date has been in Thoresen Thai Agencies, a dry bulk owner and operator based and listed in Bangkok. In this case, we sought to take advantage of a perceived undervaluation of their share price. A solid performance by the shipping markets coupled with a healthy global equity climate have helped us to generate a gain, as at 30 June, of US$11.3 million on funds invested of US$34.9 million, representing a return since inception of 32.4%.

Fleet Development

"Core Fleet" [5,6]	Owned	Chartered[1]	Total
	Number of vessels		
Handysize – in operation			
As at 1 January 2007	22	32	54
Newbuildings delivered	3	1	4
Second hand purchase	1	–	1
Exercise of purchase option of a bareboat chartered in vessel	1	(1)	–
New chartered in	–	1	1
Sale and time charter back [2]	(6)	6	–
Disposals [3]	(2)	–	(2)
As at 1 August 2007	**19**	**39**	**58**
Handysize – newbuildings			
As at 1 January 2007	11	1	12
New orders	3	2	5
Newbuildings delivered	(3)	(1)	(4)
As at 1 August 2007	**11**	**2**	**13**
Handysize fleet as at 1 August 2007	**30**	**41**	**71**
Handymax – in operation			
As at 1 January 2007	2	4	6
New chartered in [4]	–	4	4
As at 1 August 2007	**2**	**8**	**10**
Handymax – newbuildings			
As at 1 January 2007	–	–	–
New orders	1	1	2
As at 1 August 2007	**1**	**1**	**2**
Handymax fleet as at 1 August 2007	**3**	**9**	**12**
Total fleet as at 1 August 2007 including newbuildings	**33**	**50**	**83**

1 Includes 26 handysize and 2 handymax vessels with purchase options
2 Includes "Port Pirie" and "Matariki Forest", the sales of which are currently expected to be completed in August and September 2007, respectively
3 Includes the sale of "Abbot Point" (now renamed "Christine O") which has been chartered back to us for two years immediately after its sale. "Abbot Point" joined our fleet as a managed vessel
4 Includes a vessel which will join our chartered fleet in the fourth quarter of 2007
5 Excludes minibulkers, tugs, or barges
6 Excludes purely managed vessels. We currently have 4 managed handysize vessels and 1 managed handymax vessel operating in the IHC Pool and IHX Pool, respectively

At the start of the year, our core handysize fleet of 66 vessels comprised 22 owned and 32 long term chartered vessels in operation plus 12 newbuildings under construction, 11 of which were expected to enter the owned fleet and one to enter the chartered fleet from delivery. We also had a core handymax fleet of six vessels which comprised two owned and four long term chartered vessels.

Handysize Fleet

Asset prices have continued to move up through the first seven months of 2007. Vessel values are at record highs and therefore, as previously reported, we continue to take a conservative approach to new vessel investments. Nevertheless, during the period, we were able to acquire "Chatham Island" at a very attractive price in a private, off-market transaction. In addition, three newbuildings joined our owned fleet and one newbuilding joined our chartered fleet upon their respective deliveries, all earlier than scheduled. We have also entered into agreements to charter in three additional vessels for periods ranging between 2 and 8 years, two of which are currently newbuildings under construction and will enter our chartered fleet upon delivery.

In response to the strong sale and purchase market, if approached by buyers with more aggressive criteria than our own, we are prepared to sell ships selectively but preferably with time charter backs to retain revenue days. Since the beginning of this year, we have agreed to sell eight of our owned handysize vessels. Five of these vessels, including "Oak Harbour", "Mount Baker", "Flinders Island", "Ocean Falls" and "Hawk Inlet", have been sold and delivered to respective buyers during the period. "Port Pirie" will be delivered in August following our exercise of the purchase option under her bareboat charterparty whilst the sales of "Matariki Forest" and "Crescent Harbour" are expected to be completed in September this year and in March next year, respectively. In addition, during the period we also completed the sale of two other vessels which we agreed in previous years, including "Port Angeles", a new vessel delivered in May this year and "Abbot Point" (now renamed "Christine O"). The sale of these ten vessels in total will raise proceeds of nearly US$290 million of which part will be distributed as dividends and the remainder will be retained for funding future vessel acquisitions and investment projects when suitable opportunities arise. Furthermore, in line with our strategy, we have charter backs agreed for all these vessels, except "Mount Baker", for periods of between 9 months and 5 years. These charter-backs are at very competitive rates and at the same time allow us to retain commercial control and hence the earnings in respect of these vessels during their charters. "Christine O" has been chartered back at a variable, market-related rate and is currently treated as one of our four handysize managed vessels since we earn management fees for operating her.

As a result of the above activities, our core handysize fleet in operation has further expanded by four vessels, or 7%, to 58 vessels since the beginning of 2007, with an average age of just over six years old.

During the period, we have placed orders for three additional new handysize vessels for delivery within 2009. One of these vessels is being constructed at a traditional yard for this vessel type in Japan, while the other two vessels are being constructed at Jiangmen Nanyang Shipyard ("JNS") in Guangdong Province, southern China. This takes the total number of ships which we have on order at JNS to eight at competitive prices. These three vessels constitute rare opportunities in view of the current bullish market, given that the industry handysize orderbook is almost full until 2009 and, in the case of some yards, until end 2011. These acquisitions also enable us to continue our strategy of steadily expanding our fleet and maintaining our low age profile. Accordingly, our orderbook for handysize vessels as at the date of this report stood at 13 vessels, two of which are scheduled to deliver in 2007, five in 2008 and six in 2009.

Handymax Fleet

We have been present in the handymax segment as an operator for over one and a half years. In order to further expand our handymax fleet and to reinforce our presence in this market segment, during the period we entered into agreements to charter in five additional handymax ships on a long term basis. Three of these vessels have already entered our chartered fleet while the other two will join us within 2007. In February, we also placed an order for a 54,000 deadweight tonne newbuilding bulk carrier with a reputable Japanese shipbuilding company, which was another invaluable opportunity to expand our handymax fleet at an attractive price relative to recent strong second hand asset values. One handymax vessel also joined the IHX Pool as a managed vessel during the period.

Summary

At the date of this report, our core handysize fleet comprised 71 vessels, including 19 owned and 39 chartered vessels on the water, and 13 newbuildings on order, 11 of which will enter the owned fleet and two will enter the chartered fleet from delivery. All the handysize vessels in operation, except one which has been long term leased out, are operated through our IHC Pool and it is expected that our newbuildings will expand this service as they deliver. Meanwhile our core handymax fleet comprised 12 vessels including two owned, eight long term chartered vessels and two newbuildings on order. Except for two handymax which are on long term charters to COSCO, all other vessels are operated through our IHX Pool. In addition, we had five managed vessels (four handysize and one handymax) for which we earn management fees. The average age of our core fleet is just over six years old.

We have also taken delivery of a tug and a barge during the period, which are long term chartered to our joint venture in the Middle East, Fujairah Bulk Shipping L.L.C., to assist their aggregate trading business.

Short Term Charters

Outside the core fleet, both the IHC and the IHX Pools also operate a number of short term (defined as less than 12 months) chartered in vessels, amounting to 4 handysize vessels and 26 handymax vessels, respectively, as at 1 August 2007.

Purchase Options

We hold options to purchase 26 out of our 39 chartered handysize vessels and two out of our eight chartered handymax vessels. These options should hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters. See "Lease Commitments" in the Management Discussion and Analysis section of this Interim Report.

Dividend

The Board has declared an interim dividend per share of HK 45 cents. This payout, which is greater than the Group's entire dividend payment for 2006, recognises our healthy balance sheet and positive market outlook. Details of the closure of the register of members are given in the Other Information section of this Interim Report.

Following the payment of the 2007 interim dividend, the Group will still have distributable profits of over US$172.7 million, available to be invested in the Group's expansion.

Board Changes

As anticipated in our 2006 Annual Report, our Chairman, Mr. Christopher Buttery, wishes to reduce his executive duties. Therefore, with effect from 1 January 2008, Mr. Buttery will give up the role of executive Chairman and instead become non-executive Deputy Chairman replacing Mr. Daniel Bradshaw who has kindly agreed to continue as a non-executive Director. With effect from the same date, Mr. David Turnbull is appointed Chairman in addition to his role as independent non-executive Director. Mr. Turnbull was previously Chairman of Swire Pacific Limited and Cathay Pacific Limited, and is currently an executive Director of Allco Finance Group, a structured asset finance and fund management business listed on the Australian Stock Exchange. Pacific Basin thus retains these directors' combined experience in Asian business and in shipping as the Group positions itself for the next stage of its development.

Outlook and Prospects

Sentiment in the dry bulk markets has seen a marked improvement since the end of 2006, with seemingly healthy economic conditions in both developed and emerging economies. If there has been any surprise, it has been on the upside. For our business, this is well reflected in the increased earnings and values of our fleet.

The absence of convincing signs that demand for raw materials will slow in the near to mid term gives us cause to maintain our positive market outlook. Furthermore, the root causes of the congestion which has had such an effect on rates lately, namely insufficient shoreside and inland infrastructure, will require some years of investment to remedy. On the supply side, whilst we maintain a close eye on the increasing dry bulk orderbook, we note that yards are already fully booked for 2007-2008 and for much of 2009. Meanwhile, the fleet growth in our core handysize sector should be more measured than in any other dry bulk sector due to the relatively low orderbook and high average vessel age.

Nevertheless, recognising the volatile nature of the shipping market, we continue to set a prudent balance when it comes to locking in forward earnings cover for our fleet.

We expect demand for dry bulk tonnage to continue growing strongly over the next few years, with a positive effect on our business. Our business model, executed by a talented staff, is well tested but continually evolving to meet the changing needs of our customers, including the world's largest commodities companies. Efforts to broaden our range of services are now beginning to show encouraging results, helping to strengthen Pacific Basin for the benefit of our shareholders.

Richard Hext

Richard M. Hext
Chief Executive Officer

Hong Kong, 7 August 2007




Handysize Time Charter Rate
US$/day
30,000
25,000
20,000
15,000
10,000
5,000
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
29 July 2007
US$27,550
US$21,850
1 Year Time Charter Equivalent Earnings
3 Year Time Charter Equivalent Earnings
Note: Net Rate
Source: Clarkson


Contract Cover and Daily TCE
Handysize
Handymax
Revenue Days
20,040 days
21,920 days
4,590 days
2,420 days
17%
72%
US$20,000*
83%
US$18,710*
28%
US$23,700*
95%
US$21,000
31%
2007
2008
2007
2008
Fixed
Unfixed
* Includes an approximate US$1,000/day anticipated uplift from efficient voyage execution

Shareholders and investors are reminded that this Interim Report for the six months ended 30 June 2007 is based on the Group's internal records and management accounts. Shareholders and investors are cautioned not to rely unduly on this Interim Report and are advised to exercise caution when dealing in the shares of the Company.



Management Discussion and Analysis

During the six months ended 30 June 2007, turnover was US$455.4 million (2006: US$239.4 million), up 90.2%. Time charter equivalent earnings and ship management income were US$269.2 million (2006: US$140.4 million), up 91.7%. Net profit before gains on disposal of property, plant and equipment was US$112.7 million (2006: US$36.4 million), up 209.6%. Net profit attributable to shareholders was US$162.9 million (2006: US$36.4 million), up 347.5%. The increase in net profit was mainly due to higher daily charter rates, an increase in the number of vessels controlled in the fleet and increased gains on disposal of vessels. Return on average equity of US$521.7 million (31 December 2006: US$303.0 million) was 62.5% during the six months ended 30 June 2007 (FY 2006: 36.4%) as shown in the graph beside:




Annualised Return on Average Equity Employed during the Period
36.4%
62.5%
2006
1H07
Annualised Return on Average Equity Employed during the period


Time Charter Equivalent Earnings Versus Net Profit Margin
US$ million
60.5%
25.9%
140.4
269.2
1H06
1H07
Time Charter Equivalent Earnings
Net Profit Margin

INCOME

The Group's owned and chartered fleet generated US$450.7 million (2006: US$232.8 million) or 99.0% (2006: 97.2%) of turnover and the remaining 1.0% was derived from commercial and technical management services for third party vessels and marine services businesses. Turnover is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and changes in the fair value of bunker swap and forward contracts. Voyage-related expenses related primarily to commissions, bunkers, port-related costs and hire expenses of short term chartered vessels.

The change in the time charter equivalent earnings can be summarised in the table below:

US$ million	Handysize	Handymax	Management income	Total
During the six months ended 30 June 2006	**109.9**	**23.9**	**6.6**	**140.4**
Change in number of revenue days	29.1	12.6	–	41.7
Change in daily charter rates	59.7	29.3	–	89.0
Other	–	–	(1.9)	(1.9)
During the six months ended 30 June 2007	**198.7**	**65.8**	**4.7**	**269.2**

The table below shows the handysize and handymax performance during the period:

	Six months ended 30 June		
	2006	**2007**	% Change
Handysize			
Revenue days	7,570	**9,590**	+27%
Daily charter rates (US$)	14,400	**19,750**	+37%
Daily vessel operating costs (US$)	8,540	**9,370**	+10%
Handymax			
Revenue days	1,320	**2,260**	+71%
Daily charter rates (US$)	15,690	**25,180**	+60%
Daily vessel operating costs (US$)	17,710	**20,580**	+16%

Note: The above handymax performance excludes the Xiamen Sea and the Xiamen Sky which are on long term charter at a daily rate of US$8,460 whilst the daily vessel cost is US$8,540.

DIRECT COSTS

Direct costs during the six months ended 30 June 2007 were US$135.6 million (2006: US$84.9 million). The bulk of the increase was represented by vessel charter-hire expenses for vessels under operating leases which increased to US$80.0 million (2006: US$42.2 million) reflecting a 47.6% rise in the average number of vessels chartered under operating leases, and the 27.4% increase in the average daily charter rate.

Depreciation expenses increased to US$18.7 million (2006: US$14.3 million) primarily due to the increase in the average number of owned vessels from 32 to 37.

Vessel operating costs for owned and finance leased vessels increased to US$22.8 million (2006: US$16.8 million). This was mainly due to the increase in the average number of owned vessels, the increase in crew wages and higher costs of lubricants.

Direct costs also include the cost of marine services, and an overhead allocation of US$13.1 million (2006: US$10.7 million) representing shore based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Blended vessel daily operating costs for handysize was US$9,370 (FY 2006: US$8,880), an increase of 5.5% over the previous year, and for handymax was US$20,580 (FY 2006: US$18,490), an increase of 11.3% over the previous year. Blended vessel daily operating costs can be analysed between owned and chartered costs as follows:


Handysize
US$/day
Owned
Chartered
Blended US$9,370 (FY2006: US$8,880)
$8,480
$960
$2,000
$2,530
$2,990
$8,330
$830
$1,710
$2,570
$3,220
$10,040
$570
$9,470
$11,580
$400
$11,180
2006
1H07
2006
1H07
Opex
Depreciation
Finance Cost
Direct Overhead
Charter-hire


Handymax
US$/day
Owned
Chartered
Blended US$20,580 (FY2006: US$18,490)
$11,500
$950
$2,800
$4,080
$3,670
$8,870
$950
$380
$4,510
$3,030
$18,870
$700
$18,170
$22,790
$540
$22,250
2006
1H07
2006
1H07
Opex
Depreciation
Finance Cost
Direct Overhead
Charter-hire

Revenue days and vessel days can be analysed as follows:

	Six months ended 30 June					
	2006			**2007**		
	Owned	Chartered	Total	**Owned**	**Chartered**	**Total**
Handysize						
Vessel days	5,710	1,930	7,640	**6,620**	**3,120**	**9,740**
Drydocking	(70)	–	(70)	**(140)**	**–**	**(140)**
Off-hire	–	–	–	**(10)**	**–**	**(10)**
Revenue days	5,640	1,930	7,570	**6,470**	**3,120**	**9,590**
Handymax						
Vessel days	–	1,320	1,320	**360**	**1,900**	**2,260**
Drydocking	–	–	–	**–**	**–**	**–**
Off-hire	–	–	–	**–**	**–**	**–**
Revenue days	–	1,320	1,320	**360**	**1,900**	**2,260**

The off-hire for the total fleet of owned vessels represented 0.5 (2006: Nil) days per vessel per year.

GAINS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

Gains on disposal of property, plant and equipment totalled US$50.2 million (2006: Nil). The Group sold and leased back six of its vessels and sold one of its vessels. Proceeds from the sale of US$176.0 million were used to repay bank borrowings on these vessels, to prepay other bank debts, to fund investments and to satisfy general working capital requirement. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these transactions with the vessels being treated as sold, the gains or losses on disposal being recognised immediately, and subsequent charter-hire payments being recognised as expenses.

OTHER OPERATING INCOME

Movements in the fair value of receipts from forward freight agreements amounted to US$13.6 million (2006: US$4.6 million).

The Group invested in the shares of other listed shipping companies which are held as current assets. Increases in the fair value and gains from the sale of these financial assets amounted to US$11.3 million (2006: Nil).

In addition, finance lease and bank interest income amounted to US$2.4 million (2006: US$1.9 million).

OTHER OPERATING EXPENSES

Movements in the fair value of payments for forward freight agreements amounted to US$35.0 million (2006: US$8.7 million). Taking into account the movements in fair value of receipts of US$13.6 million as shown above, the net movements in the fair value of forward freight agreements was a charge of US$21.4 million (2006: US$4.1 million).

GENERAL AND ADMINISTRATIVE EXPENSES

The Group's total administrative expenses of US$19.5 million (2006: US$16.9 million) consisted of shore based overhead costs of US$13.1 million (2006: US$10.7 million) included as part of direct expenses, and general and administrative expenses of US$6.4 million (2006: US$6.2 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet.

Total administrative expenses as a percentage of turnover decreased from 7.1% to 4.3%. In addition, the number of full time shore based staff per owned, chartered and managed vessel decreased from 3.0 to 2.5. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Administrative Expenses as a Percentage of Turnover


7.1%
4.3%
1H06
1H07

Administrative Expenses as a Percentage of Turnover

Number of Full Time Shore Based Staff per Vessel


3.0
2.5
1H06
1H07

Number of Full Time Shore Based Staff per Vessel



SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED ENTITIES

The Group's share of profits less losses of jointly controlled entities totalled US$3.6 million (2006: US$1.5 million). This mainly represented the share of results of a jointly controlled vessel, the "Captain Corelli" of US$1.4 million (2006: US$0.8 million), and Fujairah Bulk Shipping L.L.C., a jointly controlled business involved in the shipping of aggregates in the Middle East of US$2.1 million (2006: US$0.5 million).

FINANCING

Finance costs of US$10.2 million (2006: US$11.6 million) included interest payments of US$1.2 million (2006: US$0.5 million) in relation to bank borrowings used to finance the Group's owned vessels and finance charges of US$10.1 million (2006: US$10.6 million) in relation to vessels under finance lease arrangements.

Interest Coverage


5.5x
18.8x
1H06
1H07

Interest Coverage

INTEREST PAYMENTS ON BANK BORROWINGS

The increase in interest payments on bank borrowings of US$0.7 million was primarily due to the increase in the average bank borrowings outstanding to US$37.7 million during the six months ended 30 June 2007 (2006: US$16.6 million). The bank borrowings' interest cost amounted to approximately US$280 per day for the owned vessels during the six months ended 30 June 2007 (2006: US$190). The average interest rate after hedging on bank borrowings was approximately 5.8% for the period (2006: 5.9%).

FINANCE CHARGES

Finance charges of US$10.1 million (2006: US$10.6 million) represented interest payments on finance lease liabilities used to finance the Group's finance leased vessels. During the second half of 2005, the Group sold and bareboat leased back 17 of its vessels for periods of 10 to 12 years. Finance lease accounting has been adopted for these transactions so the balance sheet shows the net carrying value of these vessels, and the current and long term liabilities in aggregate include finance lease liabilities of US$294.0 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the finance lease vessels amounted to approximately US$3,290 per day during the six months ended 30 June 2007 (2006: US$3,450). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% during the period (2006: 6.7%).

TAX

Shipping income is not subject to taxation according to the tax regulation prevailing in the countries in which the Group operates.

CASHFLOW

At 30 June 2007, the Group had net working capital of US$101.1 million excluding finance lease liabilities and bank loans repayable within one year of US$30.7 million and US$8.1 million respectively. The primary sources of liquidity comprised bank balances and cash of US$83.3 million and unutilised committed and secured bank borrowing facilities of US$120.0 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

	Six months ended 30 June	
US$ million	2006	**2007**
Net cash from operating activities	57.3	**131.3**
– Purchase of property, plant and equipment	(97.5)	**(167.6)**
– Sale of property, plant and equipment	–	**176.0**
– Purchase of financial assets at fair value through profit or loss	–	**(37.8)**
– Sale of financial assets at fair value through profit or loss	–	**3.8**
– Others	6.1	**1.5**
Net cash used in investing activities	(91.4)	**(24.1)**
– Net drawdown/(repayment) of borrowings	71.0	**(23.0)**
– Repayment of finance leases liabilities	(7.4)	**(7.9)**
– Payment of interest and other finance charges	(11.2)	**(10.2)**
– Payment of dividends	(58.1)	**(45.0)**
– Others	0.2	**(1.1)**
Net cash used in financing activities	(5.5)	**(87.2)**
Cash at 30 June	42.5	**83.3**

FINANCIAL INSTRUMENTS

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap and forward contracts, forward freight agreements, and forward foreign exchange contracts respectively. Further details are included in Note 5 and Note 11 to the unaudited condensed consolidated interim financial statements of this Interim Report.

At 30 June 2007, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the period then ended was recognised directly in hedging reserve.

Hedge accounting has neither been adopted for bunker swap and forward contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the period of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Income or expenses arising from a change in the fair value of these contracts were recognised in the income statement under (i) finance costs for interest rate swap contracts; (ii) bunkers, port disbursements and other charges for bunker swap and forward contracts; and (iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into



the current period as part of the 2007 unrealised non-cash charge of US$6.3 million whereas the cashflows of these contracts will occur in future reporting periods.

During the six months ended 30 June 2007, the Group recognised net realised derivative expenses of US$8.1 million and net unrealised derivative expenses of US$6.3 million. This resulted in a total charge for the period of US$14.4 million. These are further analysed as follows:

	Six months ended 30 June			
US$ million	2006	**Realised**	**Unrealised**	**2007**
Income				
– Interest rate swap contracts	0.5	–	**1.2**	**1.2**
– Bunker swap and forward contracts	5.2	**1.4**	**6.2**	**7.6**
– Forward freight agreements	4.6	**6.1**	**7.5**	**13.6**
	10.3	**7.5**	**14.9**	**22.4**
Expenses				
– Interest rate swap contracts	(0.8)	–	–	–
– Bunker swap and forward contracts	(1.7)	**(1.4)**	**(0.4)**	**(1.8)**
– Forward freight agreements	(8.7)	**(14.2)**	**(20.8)**	**(35.0)**
	(11.2)	**(15.6)**	**(21.2)**	**(36.8)**
Net				
– Interest rate swap contracts	(0.3)	–	**1.2**	**1.2**
– Bunker swap and forward contracts	3.5	–	**5.8**	**5.8**
– Forward freight agreements	(4.1)	**(8.1)**	**(13.3)**	**(21.4)**
	(0.9)	**(8.1)**	**(6.3)**	**(14.4)**

INDEBTEDNESS

The indebtedness of the Group comprised finance lease liabilities of US$294.0 million and bank borrowings of US$25.5 million, of which US$30.7 million and US$8.1 million respectively represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$294.0 million (31 December 2006: US$302.0 million) as a result of repayments during the period. Bank borrowings decreased to US$25.5 million (31 December 2006: US$48.5 million) as a result of the Group's repayment and prepayment of bank borrowings following the sale and charter back of vessels during the period.

At 30 June 2007, all outstanding finance lease liabilities will expire between 2015 and 2017 and all outstanding secured bank borrowings will expire in 2014.

The Group's bank borrowings were secured by mortgages over 6 vessels with a total net book value of US$128.8 million and an assignment of earnings and insurances in respect of these vessels.

After the balance sheet date, the Group exercised one of the finance lease purchase options for the delivery of one handysize vessel by the end of August 2007. Upon the exercise of the finance lease purchase option, the Group sold and chartered back the vessel for approximately three years under an operating lease. This transaction would reduce our finance lease liabilities by US$15.2 million and increase our lease commitment.

The Group had unutilised committed bank borrowing facilities of US$120.0 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as borrowings and finance lease liabilities, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 30.4% (31 December 2006: 38.1%).

Net Borrowings to Book Value of Property, Plant and Equipment


38.1%
30.4%
2006
1H07

Net Borrowings to Book Value of Property, Plant and Equipment

Net Borrowings to Shareholders' Equity


59.2%
39.4%
2006
1H07

Net Borrowings to Shareholders' Equity



LEASE COMMITMENTS

Lease commitments include vessels chartered by the Group directly and by the IHC and IHX Pools. Operating lease commitments stood at US$469.9 million (31 December 2006: US$285.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase was mainly due to higher average daily rates of the vessels under operating leases and an average increase of 14 chartered vessels during the period. Of these commitments, US$298.6 million related to handysize vessels and US$171.3 million related to handymax vessels, as follows:

Lease Commitments (US$ million)	**Not later than one year**	**Later than one year but not later than five years**	**Later than five years**	**Total**
PB Handysize	101.4	169.4	16.8	287.6
IHC Pool	11.0	–	–	11.0
Handysize subtotal	112.4	169.4	16.8	298.6
PB Handymax	70.8	50.5	–	121.3
IHX Pool	50.0	–	–	50.0
Handymax subtotal	120.8	50.5	–	171.3
Total	233.2	219.9	16.8	469.9

Lease Commitments (days)	**Not later than one year**	**Later than one year but not later than five years**	**Later than five years**	**Total**
PB Handysize	8,390	15,590	1,930	25,910
IHC Pool	430	–	–	430
Handysize subtotal	8,820	15,590	1,930	26,340
PB Handymax	3,440	2,700	–	6,140
IHX Pool	1,300	–	–	1,300
Handymax subtotal	4,740	2,700	–	7,440
Total	13,560	18,290	1,930	33,780

Note: "PB Handysize" and "PB Handymax" represent those vessels directly chartered by the Group while "IHC Pool" and "IHX Pool" represent those vessels directly chartered by the Pools.

The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		PB Handysize Finance leases		PB Handymax Operating leases	
Year	**Average daily rate** (US$)	**Vessel days**	**Average daily rate** (US$)	**Vessel days**	**Average daily rate** (US$)	**Vessel days**
2007	11,900	4,230	5,900	3,130	21,200	2,120
2008	12,000	7,700	5,800	6,210	18,500	2,070
2009	11,600	5,950	5,800	6,210	17,200	1,350
2010	10,300	3,600	5,800	6,210	24,900	600
2011	8,800	1,830	5,800	6,220	–	–
2012	8,800	1,230	5,800	6,210	–	–
2013	8,800	730	5,800	6,210	–	–
2014	8,400	360	5,800	6,210	–	–
2015	8,400	280	5,800	3,240	–	–
2016	–	–	6,000	1,830	–	–
2017	–	–	5,800	610	–	–
Total		25,910		52,290		6,140

Certain lease agreements provide the Group with the option to purchase the related vessels at predetermined times and exercise prices during the lease periods. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

Earliest year in which options may be exercised	**Vessel type**	**Number of vessels at 30 June 2007** Finance lease	Operating lease	**Average age of vessels** (years)	**Average option exercise price** (US$ million)
2007	Handysize	17	2	5	17.5
2008	Handysize	–	4	6	21.1
2009	Handysize	–	3	3	22.1
	Handymax	–	1	5	17.7
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		17	12		

After the balance sheet date, the Group exercised one of the finance lease purchase options for the delivery of one handysize vessel by the end of August 2007.

CAPITAL EXPENDITURE, PROPERTY, PLANT AND EQUIPMENT AND COMMITMENTS

During the six months ended 30 June 2007, capital expenditure, mainly comprised five handysize acquisitions and instalments on six newbuildings, amounted to US$167.6 million. This included capitalised expenditure on drydocking of US$3.6 million. Cash used for the purchase of vessels and proceeds from the sale of vessels can be illustrated in the graph "Proceeds from Sale of Vessels and Gross Investments" below.


Proceeds from Sale of Vessels and Gross Investments
Period
1H07
176.0
6 Handysize
1 Handysize
153.5
22.5
34.8
5 Handysize
122.9
157.7
2006
2 Handysize
39.9
39.9
51.3
8 Handysize 2 Handymax
229.6
280.9
2005
139.5
2 Handysize 4 Handysize 2 Handymax
112.4
5 Handysize 1 Handymax
109.8
112.6
2004
14 Handysize 1 Handymax
259.9
273.8
150 100 50 0 50 100 150 200 250 300
US$ Million
Sale without purchase options
Purchase of vessels
Sale with purchase options
Newbuilding investments
Note: In 2005, the Group sold and chartered back 17 handysize vessels for US$318.0 million. These were classified as finance leases and remained in the balance sheet as property, plant and equipment.

At 30 June 2007, the Group had property, plant and equipment of US$763.5 million, of which US$675.6 million related to 37 delivered vessels with an average net book value of US$18.3 million per vessel.

The Group had non-cancellable commitments of US$225.3 million for the construction of 11 handysize vessels and 1 handymax vessel. These vessels are for delivery to the Group between November 2007 and September 2009.

Capital Commitments (US$ million)	**2007**	**2008**	**2009**	**Total**
11 handysize newbuilding vessels	50.3	89.6	53.3	193.2
1 handymax newbuilding vessel	–	32.1	–	32.1
	50.3	121.7	53.3	225.3

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash, unutilised committed bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into forward foreign exchange contracts to purchase the currencies at predetermined rates.

DIRECTORS' OPINION ON THE WORKING CAPITAL AVAILABLE TO THE GROUP

The Directors are of the opinion that, taking into consideration the financial resources available to the Group, including internally generated funds and the available bank facilities, the Group has sufficient working capital to satisfy its present requirements.

STAFF

At 30 June 2007, the Group employed a total of 266 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Melbourne and Auckland. The largest office is in Hong Kong with 149 employees.

The Group incurred total staff costs of approximately US$14.7 million during the six months ended 30 June 2007 (2006: US$12.7 million), representing 3.2% of the Group's turnover for the period (2006: 5.3%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% to 10% of the employees' relevant income, with the employees' mandatory contributions subject to a cap of 5% of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's Long Term Incentive Scheme allows the Company to award eligible participants with share options and restricted share awards.

Details of share options and restricted share awards granted under the Long Term Incentive Scheme are set out in the Other Information section of this Interim Report.

Unaudited Condensed Consolidated Balance Sheet

	Note	30 June 2007 US$'000	31 December 2006 US$'000
Non-current assets			
Property, plant and equipment	4	**763,548**	741,014
Land use rights		**423**	427
Goodwill		**25,256**	25,256
Interests in jointly controlled entities		**20,143**	15,299
Derivative assets	5	**731**	11
Trade and other receivables	6	**11,303**	11,968
		821,404	793,975
Current assets			
Inventories		**19,144**	15,643
Derivative assets	5	**15,757**	1,481
Financial assets at fair value through profit or loss		**45,658**	–
Trade and other receivables	6	**51,021**	45,554
Bank balances and cash		**83,251**	63,242
		214,831	125,920
Current liabilities			
Derivative liabilities	5	**34,853**	11,209
Trade and other payables	7	**77,554**	69,894
Current portion of long term borrowings	8	**38,790**	23,881
Taxation payable		**1,357**	1,698
		152,554	106,682
Net current assets		**62,277**	19,238
Total assets less current liabilities		**883,681**	813,213
Non-current liabilities			
Derivative liabilities	5	**3,375**	1,636
Long term borrowings	8	**280,776**	326,584
		284,151	328,220
Net assets		**599,530**	484,993
Equity			
Share capital	9	**156,908**	155,785
Retained profits		**263,018**	145,048
Other reserves		**179,604**	184,160
Total equity		**599,530**	484,993

Unaudited Condensed Consolidated Income Statement

	Note	Six months ended 30 June 2007 US$'000	2006 US$'000
Turnover	3	**455,361**	239,440
Bunkers, port disbursements, other charges and amounts payable to other pool members	3	**(186,132)**	(99,043)
Time charter equivalent earnings	3	**269,229**	140,397
Direct costs	10	**(135,579)**	(84,874)
General and administrative expenses		**(6,369)**	(6,241)
Other operating income		**27,337**	6,518
Other operating expenses		**(35,336)**	(8,757)
Gains on disposal of property, plant and equipment		**50,247**	–
Operating profit	11	**169,529**	47,043
Finance costs	12	**(10,244)**	(11,625)
Share of profits less losses of jointly controlled entities		**3,552**	1,463
Profit before taxation		**162,837**	36,881
Taxation	13	**97**	(496)
Profit attributable to shareholders		**162,934**	36,385
Dividends	14	**90,334**	33,443
Basic earnings per share	15(a)	**US 10.43 cents**	US 2.83 cents
Diluted earnings per share	15(b)	**US 10.36 cents**	US 2.81 cents

Unaudited Condensed Consolidated Statement of Changes in Equity

	Share capital US$'000	Share premium US$'000	Merger reserve US$'000	Staff benefits reserve US$'000	Hedging reserve US$'000	Exchange reserve US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2007	155,785	245,517	(56,606)	(436)	(4,333)	18	145,048	484,993
Currency translation differences	-	-	-	-	-	46	-	46
Fair value losses of cash flow hedges	-	-	-	-	(3,859)	-	-	(3,859)
Net loss recognised directly in equity	-	-	-	-	(3,859)	46	-	(3,813)
Shares issued upon exercise of share options (Note 9)	303	994	-	(326)	-	-	-	971
Shares purchased by trustee of the LTIS (Note 9)	(2,033)	-	-	-	-	-	-	(2,033)
Shares transferred to employees upon granting of restricted share awards (Note 9)	2,033	-	-	(2,033)	-	-	-	-
Shares issued and transferred to employees upon granting of restricted share awards (Note 9)	825	-	-	(825)	-	-	-	-
Shares transferred back to trustee upon lapse of restricted share awards (Note 9)	(5)	-	-	5	-	-	-	-
Profit attributable to shareholders	-	-	-	-	-	-	162,934	162,934
Share-based compensation	-	-	-	1,442	-	-	-	1,442
Dividends paid (Note 14)	-	-	-	-	-	-	(44,964)	(44,964)
Balance at 30 June 2007	156,908	246,511	(56,606)	(2,173)	(8,192)	64	263,018	599,530
Balance at 1 January 2006	128,184	110,953	(56,606)	1,797	(1,360)	(2)	126,308	309,274
Currency translation differences	-	-	-	-	-	38	-	38
Fair value gains of cash flow hedges	-	-	-	-	415	-	-	415
Net income recognised directly in equity	-	-	-	-	415	38	-	453
Shares issued upon exercise of share options	508	1,674	-	(546)	-	-	-	1,636
Shares purchased by trustee of the LTIS	(1,217)	-	-	-	-	-	-	(1,217)
Shares transferred to employees upon granting of restricted share awards	1,365	-	-	(1,365)	-	-	-	-
Shares transferred back to trustee upon lapse of restricted share awards	(60)	-	-	60	-	-	-	-
Profit attributable to shareholders	-	-	-	-	-	-	36,385	36,385
Share-based compensation	-	-	-	1,165	-	-	-	1,165
Dividends paid (Note 14)	-	-	-	-	-	-	(58,109)	(58,109)
Balance at 30 June 2006	128,780	112,627	(56,606)	1,111	(945)	36	104,584	289,587

Unaudited Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2007	2006
	US$'000	US$'000
Net cash from operating activities	**131,349**	57,286
Net cash used in investing activities	**(24,137)**	(91,399)
Net cash used in financing activities	**(87,203)**	(5,506)
Net increase/(decrease) in cash and cash equivalents	**20,009**	(39,619)
Cash and cash equivalents at 1 January	**63,242**	82,081
Cash and cash equivalents at 30 June	**83,251**	42,462

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1 GENERAL INFORMATION

Pacific Basin Shipping Limited (the "Company") and its subsidiaries (collectively the "Group") are principally engaged in the provision of dry bulk shipping services, which are carried out internationally, through the operation of a fleet of vessels.

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

These unaudited condensed consolidated interim financial statements were approved for issue by the Board of Directors on 7 August 2007.

2 BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006. Certain new standards, amendments and interpretations to the published standards (collectively "New Standards") are mandatory for accounting period ending 31 December 2007. However, the adoption of these New Standards does not result in any substantial change to the Group's accounting policies.

3 TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Turnover recognised during the period was as follows:

	Six months ended 30 June	
	2007	2006
	US$'000	US$'000
Turnover		
Freight and charter-hire	**450,701**	232,793
Ship management income	**4,660**	6,647
	455,361	239,440
Bunkers, port disbursements and other charges	**(99,269)**	(70,060)
Charter-hire expenses (Note a)	**(72,430)**	(18,484)
Amounts payable to other pool members (Note b)	**(14,433)**	(10,499)
	(186,132)	(99,043)
Time charter equivalent earnings	**269,229**	140,397

(a) Charter-hire expenses were for vessels directly chartered by the IHC Pool and IHX Pool.

(b) Amounts payable to other pool members relate to freight and charter-hire, net of bunkers, port disbursements and other charges of US$10.3 million (2006: US$ 7.8 million) and were calculated based on the number of pool points attributable to the vessels participating in the pools owned by the other pool members.

3 TURNOVER AND SEGMENT INFORMATION (Continued)

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

4 CAPITAL EXPENDITURE AND DISPOSAL

During the period, capital expenditure on vessel additions was US$167.1 million (2006: US$97.5 million) and on other property, plant and equipment was US$0.5 million (2006: US$1.1 million).

During the period, certain vessels and newbuildings with a net book value of US$125.8 million were sold, resulting in a net profit of US$50.2 million.

5 DERIVATIVE ASSETS AND LIABILITIES

	30 June 2007 US$'000	31 December 2006 US$'000
Derivative assets		
Cash flow hedge		
Interest-rate swap contract (Note (a)(i))	**31**	–
Derivative assets that do not qualify for hedge accounting		
Interest-rate swap contract (Note (a)(ii))	**484**	–
Bunker swap and forward contracts (Note b)	**4,131**	1,492
Forward freight agreements (Note c)	**11,842**	–
Total	**16,488**	1,492
Less: non-current portion of		
Bunker swap and forward contracts (Note b)	**(396)**	(11)
Forward freight agreements (Note c)	**(335)**	–
	(731)	(11)
Current portion	**15,757**	1,481
Derivative liabilities		
Cash flow hedge		
Interest-rate swap contract (Note (a)(i))	**–**	780
Forward foreign exchange contracts (Note d)	**8,223**	3,553
Derivative liabilities that do not qualify for hedge accounting		
Interest-rate swap contract (Note (a)(ii))	**–**	728
Bunker swap and forward contracts (Note b)	**464**	3,870
Forward freight agreements (Note c)	**29,541**	3,914
Total	**38,228**	12,845
Less: non-current portion of		
Bunker swap and forward contracts (Note b)	**(236)**	(654)
Forward freight agreements (Note c)	**(530)**	–
Forward foreign exchange contracts (Note d)	**(2,609)**	(982)
	(3,375)	(1,636)
Current portion	**34,853**	11,209

5 DERIVATIVE ASSETS AND LIABILITIES (Continued)

(a) Interest-rate swap contracts

At 30 June 2007 and 31 December 2006, the Group had agreements with a bank to manage the six-month floating rate LIBOR ("6-month Floating Rate") in connection with the Group's long term bank loans, detailed as follows:

(i) Effective from 2 January 2007, a notional amount of approximately US$20 million with the 6-month Floating Rate swapped to a fixed rate of approximately 5.6% per annum. This agreement expires in January 2017. This instrument qualifies for hedge accounting. The change in the fair value has been recognised directly in hedging reserve.

(ii) Effective from 2 January 2007, a notional amount of approximately US$40 million with the 6-month Floating Rate swapped to a fixed rate of approximately 5.0% per annum so long as the 6-month Floating Rate remains below the agreed cap strike level of 6.0%. This fixed rate switches to a discounted floating rate (discount is approximately 1.0%) for the 6-month fixing period when the prevailing 6-month Floating Rate is above 6.0% and reverts back to the fixed rate should subsequently the 6-month Floating Rate drop below 6.0%. This agreement expires in January 2017.

(b) Bunker swap and forward contracts

At 30 June 2007, the Group had outstanding bunker swap and forward contracts to buy approximately 143,000 (31 December 2006: 137,000) metric tonnes of bunkers, and which expire through March 2010. The commitments were entered into to manage the fluctuations in bunker prices in connection with the Group's long term cargo contract commitments.

(c) Forward freight agreements

At 30 June 2007, the Group had outstanding forward freight agreements to buy approximately 1,286 (31 December 2006: 545) days of the Baltic Supramax Index at prices which range from US$16,000 to US$42,750 per day (31 December 2006: US$16,000 to US$28,000 per day), and which expire through December 2008. The Group had outstanding forward freight agreements to sell approximately 2,204 (31 December 2006: 1,640) days of the Baltic Supramax Index at prices which range from US$11,950 to US$42,500 per day (31 December 2006: US$11,950 to US$29,000 per day), and which expire through December 2008. The Group also had outstanding forward freight agreements to sell approximately 828 (31 December 2006: 90) days of the Baltic Handysize Index at prices of US$20,000 to US$29,000 per day (31 December 2006: US$20,000 per day), which expire through December 2007. The Group enters into forward freight agreements as a method of managing its exposure to both its physical tonnage and cargo with regard to handysize and handymax vessels.

5 DERIVATIVE ASSETS AND LIABILITIES (Continued)

(d) Forward foreign exchange contracts

At 30 June 2007, the Group had outstanding forward foreign exchange contracts with banks to buy approximately JPY 11.2 billion (31 December 2006: JPY 9.1 billion) and simultaneously sell US$104.3 million (31 December 2006: US$85.0 million) for the acquisition of certain vessels denominated in Japanese Yen. These contracts expire through July 2009. The change in the fair value has been recognised directly in hedging reserve.

6 TRADE AND OTHER RECEIVABLES

	30 June 2007 US$'000	31 December 2006 US$'000
Non-current receivables		
Finance lease receivables – gross	**15,909**	17,243
Less: unearned finance lease income	**(4,606)**	(5,275)
Finance lease receivables – net	**11,303**	11,968
Current receivables		
Finance lease receivables – gross	**2,737**	2,820
Less: unearned finance lease income	**(1,382)**	(1,455)
Finance lease receivables – net	**1,355**	1,365
Trade receivables – gross	**17,010**	23,241
Less: provision for impairment of trade receivables	**(195)**	(309)
Trade receivables – net	**16,815**	22,932
Other receivables	**15,040**	10,784
Prepayments	**15,359**	7,927
Amounts due from jointly controlled entities	**2,452**	2,546
	51,021	45,554

6 TRADE AND OTHER RECEIVABLES (Continued)

At 30 June 2007, the ageing analysis of trade receivables is as follows:

	30 June 2007 US$'000	31 December 2006 US$'000
Less than 30 days	**14,870**	18,682
31 – 60 days	**703**	2,361
61 – 90 days	**412**	369
Over 90 days	**830**	1,520
	16,815	22,932

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is payable upon completion of loading, with the balance payable after completion of discharge and after the finalisation of port disbursements and other voyage-related charges.

7 TRADE AND OTHER PAYABLES

	30 June 2007 US$'000	31 December 2006 US$'000
Trade payables	**14,746**	13,661
Accruals and other payables	**33,186**	36,951
Receipts in advance	**29,232**	18,853
Amounts due to jointly controlled entities	**390**	429
	77,554	69,894

At 30 June 2007, the ageing analysis of trade payables is as follows:

	30 June 2007 US$'000	31 December 2006 US$'000
Less than 30 days	**13,042**	10,621
31 – 60 days	**93**	1,315
61 – 90 days	**125**	482
Over 90 days	**1,486**	1,243
	14,746	13,661

8 LONG TERM BORROWINGS

	30 June 2007 US$'000	31 December 2006 US$'000
Non-current		
Finance lease liabilities (Note a)	**263,306**	285,925
Secured bank loans (Note b)	**17,470**	40,659
	280,776	326,584
Current		
Finance lease liabilities (Note a)	**30,734**	16,048
Secured bank loans (Note b)	**8,056**	7,833
	38,790	23,881
Total long term borrowings	**319,566**	350,465

(a) The maturity of the Group's finance lease liabilities is as follows:

	30 June 2007 US$'000	31 December 2006 US$'000
Not later than one year	**30,734**	16,048
Later than one year but not later than two years	**16,632**	17,078
Later than two years but not later than five years	**57,352**	58,932
Later than five years	**189,322**	209,915
	294,040	301,973

(b) The bank loans as at 30 June 2007 are secured, inter alia, by the following:

(i) Mortgages over certain owned vessels of net book value totalling US$128,790,000 (31 December 2006: US$131,726,000); and

(ii) Assignment of earnings, insurances and requisition compensation in respect of the vessels.

The maturity of the Group's bank loans is as follows:

	30 June 2007 US$'000	31 December 2006 US$'000
Not later than one year	**8,056**	7,833
Later than one year but not later than two years	**8,056**	7,833
Later than two years but not later than five years	**9,414**	23,499
Later than five years	**-**	9,327
	25,526	48,492

9 SHARE CAPITAL

	2007		2006	
	Number of shares of US$0.1 each	**US$'000**	Number of shares of US$0.1 each	US$'000
Authorised	**3,600,000,000**	**360,000**	3,600,000,000	360,000
Issued and fully paid				
At 1 January	**1,557,851,795**	**155,785**	1,282,540,608	128,184
Shares issued upon exercise of share options (Note a)	**3,030,000**	**303**	18,112,000	1,811
Shares purchased by trustee of the LTIS (Note b)	**(1,760,000)**	**(2,033)**	(5,324,000)	(2,714)
Shares transferred to employees upon granting of restricted share awards (Note b)	**1,760,000**	**2,033**	5,745,408	2,904
Shares issued and transferred to employees upon granting of restricted share awards (Note b)	**8,247,500**	**825**	-	-
Shares transferred back to trustee upon lapse of restricted share awards (Note b)	**(50,000)**	**(5)**	(222,221)	(100)
Shares issued upon placing of new shares	**-**	**-**	257,000,000	25,700
At 30 June/31 December	**1,569,079,295**	**156,908**	1,557,851,795	155,785

(a) Share options

55,500,000 share options under the Company's Long Term Incentive Scheme ("LTIS") were granted to Directors, senior management and certain employees on 14 July 2004 at an exercise price of HK$2.5 per share to vest in equal amounts on 14 July 2005, 2006 and 2007 and expire on 14 July 2014. Movements in the number of share options outstanding during the period and their related weighted average exercise prices are as follows:

	2007		2006	
	Average exercise price in HK$ per share	**Number of options '000**	Average exercise price in HK$ per share	Number of options '000
At 1 January	**2.500**	**21,258**	2.654	44,770
Exercised (Note)	**2.500**	**(3,030)**	2.500	(18,112)
Cancelled	**-**	**-**	3.875	(5,000)
Lapsed	**-**	**-**	2.500	(400)
At 30 June/31 December	**2.500**	**18,228**	2.500	21,258

Note: The related weighted average price of the Company's shares at the time of exercise was HK$ 6.98 (31 December 2006: HK$3.90) per share.

9 SHARE CAPITAL (Continued)

(a) Share options (Continued)

Out of the 18,228,000 (31 December 2006: 21,258,000) outstanding share options, 2,928,000 (31 December 2006: 5,958,000) share options were exercisable at the balance sheet date.

(b) Restricted share awards

Restricted share awards under the LTIS were granted to Directors, senior management and certain employees. The LTIS under Hong Kong Financial Reporting Standards is regarded as a special purpose entity of the Company.

During the period, 10,007,500 (31 December 2006: 5,745,408) restricted share awards were granted on 11 May 2007 and transferred to certain employees and 50,000 (31 December 2006: 222,221) shares formerly transferred to an employee lapsed. Out of the 10,007,500 restricted share awards granted, (i) 1,760,000 (31 December 2006: 5,324,000) shares were purchased by the trustee of the LTIS on the Stock Exchange at a total cost of US$2,033,000 (31 December 2006: US$2,714,000), and (ii) 8,247,500 shares were issued by the Company at nominal value of US$0.10 each. At 30 June 2007, there remained 50,814 (31 December 2006: 814) shares held by the trustee.

The vesting periods of the restricted share awards are as follows:

Date of grant	Number of Share awards	Vesting periods
8 June 2005	3,333,333	in equal amounts on 5 April 2006, 2007, 2008, 2009 and 2010
8 June 2005	1,466,666	in equal amounts on 30 November 2005, 2006 and 2007
9 March 2006	1,475,000	in equal amounts on 1 March 2007, 2008, 2009, 2010 and 2011
15 March 2006	300,000	in equal amounts on 1 March 2007, 2008, 2009, 2010 and 2011
20 March 2006	1,020,408	in equal amounts on 5 April 2006, 2007, 2008, 2009 and 2010
21 July 2006	450,000	in equal amounts on 23 August 2007, 2008, 2009, 2010 and 2011
19 September 2006	2,500,000	in equal amounts on 19 September 2006, 4 September 2008, 2009, 2010 and 2011
11 May 2007	10,007,500	3,215,000, 3,215,000 and 3,577,500 shares on 14 July 2008, 2009 and 2010 respectively

9 SHARE CAPITAL (Continued)

(b) Restricted share awards (Continued)

Movements in the number of unvested restricted share awards during the period are as follows:

	2007 '000	2006 '000
At 1 January	**8,086**	4,311
Granted	**10,008**	5,745
Vested	**(1,236)**	(1,748)
Lapsed	**(50)**	(222)
At 30 June/31 December	**16,808**	8,086

The fair value of the restricted share awards granted during the period was determined with reference to the market price of those shares on the grant date.

10 DIRECT COSTS

	Six months ended 30 June	
	2007 US$'000	2006 US$'000
Charter-hire expenses for vessels	**79,953**	42,182
Vessel operating costs	**22,755**	16,787
Depreciation of vessels	**18,716**	14,309
Shore based overheads	**13,134**	10,685
Cost of marine products sold and consulting services	**1,021**	911
	135,579	84,874

Vessel operating costs comprise all technical expenses that are incurred in operating the owned and finance leased vessels. These include crew expenses, stores and spare parts, repairs and maintenance expenses, insurance and other miscellaneous running costs.

11 OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following:

	Six months ended 30 June 2007 US$'000	2006 US$'000
Depreciation for		
– owned vessels	**11,342**	7,021
– leased vessels	**7,374**	7,288
– other owned property, plant and equipment	**588**	626
Amortisation of land use rights	**5**	–
Bunkers consumed	**50,227**	38,514
Lubricating oil consumed	**2,171**	1,244
Employee benefit expenses including Directors' emoluments	**14,651**	12,712
Operating lease expenses for		
– vessels	**79,953**	42,182
– land and buildings	**773**	793
Gains on disposal of financial assets at fair value through profit or loss[1]	**(800)**	–
Gains on financial assets at fair value through profit or loss[1]	**(10,525)**	–
Gains on derivative instruments not qualifying as hedges		
– bunker swap and forward contracts[2]	**(7,598)**	(5,157)
– forward freight agreements[1]	**(13,580)**	(4,650)
Losses on derivative instruments not qualifying as hedges		
– bunker swap and forward contracts[2]	**1,834**	1,771
– forward freight agreements[3]	**35,021**	8,757

1 Included in "Other operating income"
2 Included in "Bunkers, port disbursements, other charges and amounts payable to other pool members"
3 Included in "Other operating expenses"

12 FINANCE COSTS

	Six months ended 30 June	
	2007	2006
	US$'000	US$'000
Interest on bank loans	**1,154**	501
Interest on finance leases	**10,113**	10,626
Loan arrangement fees	**33**	4
Other finance charges	**205**	243
Net (gains)/losses on interest rate swap contracts	**(1,261)**	251
	10,244	11,625

13 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period.

Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged/(credited) to the unaudited condensed consolidated income statement represents:

	Six months ended 30 June	
	2007	2006
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**436**	319
Overseas tax	**263**	177
Overprovision of prior years	**(796)**	–
	(97)	496

14 DIVIDENDS

	Six months ended 30 June	
	2007	2006
	US$'000	US$'000
Interim dividend of HK 45 cents or US 5.8 cents per share (2006: HK 20 cents or US 2.6 cents per share)	**90,334**	33,443

An interim dividend in respect of the year ending 31 December 2007 of HK 45 cents or US 5.8 cents per share, amounting to a total dividend of US$90,334,000, was declared on 7 August 2007. These condensed consolidated interim financial statements do not reflect this dividend payable. A 2006 final dividend of HK 22.5 cents or US 2.9 cents per share (2005: HK 35 cents or US 4.5 cents per share), totalling US$44,964,000 (2005: US$58,109,000) was paid during the period.

15 EARNINGS PER SHARE

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period, excluding the shares held by the trustee of the Company's LTIS.

	Six months ended 30 June	
	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**162,934**	36,385
Weighted average number of ordinary shares in issue (in thousand)	**1,561,657**	1,285,107
Basic earnings per share	**US 10.43 cents**	US 2.83 cents
Equivalent to	**HK 81.39 cents**	HK 21.95 cents

15 EARNINGS PER SHARE (Continued)

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	Six months ended 30 June	
	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**162,934**	36,385
Weighted average number of ordinary shares in issue (in thousand)	**1,561,657**	1,285,107
Adjustments for share options (in thousand)	**11,710**	10,600
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,573,367**	1,295,707
Diluted earnings per share	**US 10.36 cents**	US 2.81 cents
Equivalent to	**HK 80.78 cents**	HK 21.77 cents

16 COMMITMENTS

(a) Capital commitments

Vessel acquisitions and shipbuilding contracts	**30 June 2007 US$'000**	31 December 2006 US$'000
— Contracted but not provided for	**225,318**	216,805
— Authorised but not contracted for	**-**	34,878
	225,318	251,683

Capital commitments that fall due not later than one year amount to US$109.6 million (31 December 2006: US$128.0 million).

16 COMMITMENTS (Continued)

(b) Commitments under operating leases

(i) The Group as the lessee

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings US$'000	Vessels US$'000	Total US$'000
At 30 June 2007			
Not later than one year	**1,558**	**233,234**	**234,792**
Later than one year but not later than five years	**4,629**	**219,890**	**224,519**
Later than five years	**–**	**16,800**	**16,800**
	6,187	**469,924**	**476,111**
At 31 December 2006			
Not later than one year	846	118,906	119,752
Later than one year but not later than five years	358	142,454	142,812
Later than five years	–	23,728	23,728
	1,204	285,088	286,292

The leases have varying terms ranging from less than 1 year to 9 years. Certain of these leases have escalation clauses, renewal rights and purchase options.

16 COMMITMENTS (Continued)

(b) Commitments under operating leases (Continued)

(ii) The Group as the lessor

The Group had future aggregate minimum lease receipts under non-cancellable operating leases of vessels as follows:

	30 June 2007 US$'000	31 December 2006 US$'000
Not later than one year	**67,565**	38,223
Later than one year but not later than five years	**32,685**	15,955
	100,250	54,178

The Group's operating leases are for terms ranging from less than 1 year to 5 years.

17 SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the normal course of the Group's business, were as follows:

(a) Purchases of services

	Six months ended 30 June	
	2007 US$'000	2006 US$'000
Insurance premium paid to Sun Hing Insurance Brokers Limited ("Sun Hing") (Note i)	**254**	275
Amounts payable to China Line Shipping Limited (Note ii)	**3,526**	2,523
Amounts payable to Fujairah Bulk Shipping L.L.C. (Note iii)	**3,230**	–

Notes:

(i) The Group entered into certain insurance contracts through Sun Hing, a related company in which 35% of its shareholding was held indirectly by Dr. Lee Kwok Yin, Simon, a Director and a shareholder of the Company.

(ii) The Group paid to China Line Shipping Limited, a jointly controlled entity, freight and charter-hire, net of bunkers, port disbursements and other charges which were calculated based on the vessel's pool points.

(iii) The Group paid to Fujairah Bulk Shipping L.L.C., a jointly controlled entity, charter-hire in relation to the leasing of a vessel.

17 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(b) Sales of services

	Six months ended 30 June 2007 US$'000	Six months ended 30 June 2006 US$'000
Charter-hire income received from Fujairah Bulk Shipping L.L.C. (Note)	**4,967**	2,388

Note: The Group leased out certain vessels to Fujairah Bulk Shipping L.L.C., a jointly controlled entity.

(c) Key management compensation (including Directors' emoluments)

	Six months ended 30 June 2007 US$'000	Six months ended 30 June 2006 US$'000
Directors' fee	**141**	127
Salaries and bonus	**2,755**	2,496
Retirement benefit costs	**75**	68
Share-based compensation	**744**	677
Termination benefits	**–**	273
	3,715	3,641

18 SIGNIFICANT POST BALANCE SHEET EVENTS

Subsequent to 30 June 2007, the Group has:

(a) agreements with third parties to sell and charter back three vessels, with sale proceeds of US$114 million; and

(b) entered into a joint venture agreement with a third party to own and operate a new general cargo terminal, with an equity investment of approximately US$16 million.

Corporate Governance

Pacific Basin is committed to achieving and maintaining the highest standards of corporate governance consistent with the needs and requirements of the business and all of its stakeholders, and consistent with the Code on Corporate Governance Practices (the "Code") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Group has considered the Code and has put in place corporate governance practices to meet all of the code provisions.

The Group has complied with all code provisions of the Code, as set out in Appendix 14 of The Rules Governing the Listing of the Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30 June 2007.

Details of the composition and terms of reference of the Audit, Remuneration, Nomination and Executive committees can be found on the Company's website at www.pacbasin.com.

Directors' Securities Transactions

The Board of Directors has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding Directors' securities transactions.

Senior Management and Staff Securities Transactions

The Company has adopted rules based on the Model Code on 30 August 2004 (the "Dealing Rules") for senior managers and those staff who are more likely to be in possession of unpublished price sensitive information or other relevant information in relation to the Group. These senior managers and staff have been individually notified and provided with a copy of the Dealing Rules.

Shareholders' Rights

Shareholders are encouraged to maintain direct communication with the Company. Shareholders who have any questions for the Board may write directly to the Company Secretary at the Company's Hong Kong principal office of 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, or they may send an email to companysecretary@pacbasin.com.

Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 30 June 2007, the interests and short positions of each Director and the Chief Executive in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code were as follows:

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives/share options	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	-	2,813,308	-	9,193,453[2]	1,600,000[1]	13,606,761	0.87%
Richard M. Hext	-	3,483,741[3]	-	-	-	3,483,741	0.22%
Klaus Nyborg	-	2,900,000[4]	-	-	-	2,900,000	0.18%
Wang Chunlin	-	1,280,000[5]	-	-	-	1,280,000	0.081%
Jan Rindbo	-	4,056,370[6]	-	-	1,200,000[6]	5,256,370	0.33%
Daniel R. Bradshaw	869,417[7]	-	-	-	-	869,417	0.055%
Dr. Lee Kwok Yin, Simon	-	-	-	113,835,847[8]	12,366,548[8]	126,202,395	8.04%
Patrick B. Paul	-	20,000	-	-	-	20,000	0.001%

Notes:

(1) On 14 July 2004, Mr. Buttery was granted options to subscribe for 4,800,000 Shares pursuant to the LTIS. The subscription price is HK$2.50 per Share. In relation to the grant of 4,800,000 share options, (i) 1,600,000 share options are exercisable from 14 July 2005 to 14 July 2014, (ii) another 1,600,000 share options are exercisable from 14 July 2006 to 14 July 2014 and (iii) the remaining 1,600,000 share options are exercisable from 14 July 2007 to 14 July 2014.

Mr. Buttery has exercised his options to subscribe for 1,600,000 Shares in September 2005 and 1,600,000 Shares in August 2006.

(2) 9,193,453 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(3) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the LTIS. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

On 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(4) The personal interests of Mr. Nyborg constitute 400,000 Shares and 2,500,000 Shares in the form of restricted share awards granted to him on 19 September 2006 pursuant to the LTIS. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(5) On 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang pursuant to the LTIS. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

On 11 May 2007, a further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(6) The personal interests of Mr. Rindbo constitute 3,026,370 shares and 1,030,000 shares in the form of restricted share awards granted to him on 11 May 2007 pursuant to the LTIS, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

On 14 July 2004, Mr. Rindbo was granted options to subscribe for 1,200,000 Shares pursuant to the LTIS which are exercisable from 14 July 2007 to 14 July 2014. The subscription price is HK$2.50 per Share.

(7) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(8) The 113,835,847 Shares represent 19,935,122 Shares, 1,059,725 Shares, 36,370,000 Shares, 49,438,500 Shares and 7,032,500 Shares beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

The 12,366,548 underlying Shares under equity derivatives, are being held equally by Fortress Eagle Investment Limited and Invest Paradise International Limited (each holding 6,183,274 underlying Shares under equity derivatives) which, as disclosed above, are companies controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

All the interests stated above represent long positions, no short positions were recorded in the register maintained by the Company under Section 352 of the SFO as at 30 June 2007.

Save as disclosed above, at no time during the period covered by this Interim Report was the Company, its subsidiaries, or its associated companies a party to any arrangement to enable the Directors and Chief Executive of the Company to hold any interests or short positions in the shares or underlying shares in, or debentures of, the Company or its associated corporation.

Long Term Incentive Scheme

Details of the grant of long term incentives and a summary of the movements of the outstanding incentives during the six months ended 30 June 2007 under the LTIS are as follows:

(a) Share options

			Number of share options		
	Date of grant	Exercise price per share (HK$)	Held at 1 January 2007	Exercised during the period [4]	Held at 30 June 2007
Executive Directors					
Christopher R. Buttery	14 July 2004	2.50	1,600,000 [1]	–	1,600,000
Jan Rindbo[2]	14 July 2004	2.50	1,200,000 [1]	–	1,200,000
Paul C. Over[3]	14 July 2004	2.50	1,600,000 [1]	–	1,600,000
			4,400,000	–	4,400,000
Senior Management	14 July 2004	2.50	1,200,000 [1]	–	1,200,000
Key Staff	14 July 2004	2.50	5,408,000 [1]	(1,930,000)	3,478,000
Other Employees	14 July 2004	2.50	10,250,000 [1]	(1,100,000)	9,150,000
			21,258,000	(3,030,000)	18,228,000

Notes:

(1) The share options granted on 14 July 2004 vest over three years. One-third of the share options may be exercised one year after the date of grant, one-third two years after the date of grant and one-third three years after the date of grant. All options will expire on 14 July 2014.

(2) Mr. Rindbo was appointed as an executive Director on 1 April 2007.

(3) Mr. Over resigned as an executive Director on 31 March 2007 but remains with the Group as a Senior Advisor.

(4) The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$6.87.

(b) **Restricted share awards**

	Number of restricted share awards				
	As at 1 January 2007	**Granted during the period**	**Vested during the period**	**Lapsed during the period**	**As at 30 June 2007**
Executive Directors					
Richard M. Hext	3,482,994[1]	–	(870,747)[1]	–	2,612,247
Klaus Nyborg	2,000,000	–	–	–	2,000,000
Wang Chunlin	550,000[2]	730,000[2]	(110,000)[2]	–	1,170,000
Jan Rindbo[3]	–	1,030,000[3]	–	–	1,030,000
	6,032,994	1,760,000	(980,747)	–	6,812,247
Senior Management	400,000[5]	800,000	(80,000)[5]	–	1,120,000
Key Staff	494,443[6]	1,870,000	–	–	2,364,443
Other Employees	1,158,332[7]	5,577,500	(175,000)[7]	(50,000)[8]	6,510,832
	8,085,769	10,007,500[4]	(1,235,747)	(50,000)	16,807,522

Notes:

(1) An aggregate of 4,353,741 Shares (3,333,333 Shares and 1,020,408 Shares respectively granted on 8 June 2005 and on 20 March 2006) were granted to Mr Hext, of which (i) 870,747 Shares have vested on 5 April 2006, (ii) 870,747 Shares have vested on 5 April 2007, (iii) 870,747 Shares will vest on 5 April 2008, (iv) 870,746 Shares will vest on 5 April 2009 and (v) 870,754 Shares will vest on 5 April 2010.

(2) 550,000 Shares were granted on 9 March 2006, of which 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

730,000 Shares were granted on 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(3) Mr. Rindbo was appointed as an executive Director on 1 April 2007. 1,030,000 Shares were granted on 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

(4) Granted on 11 May 2007, of which (i) 3,215,000 Shares will vest on 14 July 2008, (ii) 3,215,000 Shares will vest on 14 July 2009 and (iii) 3,577,500 Shares will vest on 14 July 2010.

(5) 400,000 Shares were granted on 9 March 2006, of which 80,000 Shares have vested on 1 March 2007 and an equal amount of 80,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

(6) 250,000 Shares were granted on 21 July 2006, of which 50,000 will vest on each of 23 August 2007, 2008, 2009, 2010 and 2011.

244,443 Shares were granted on 8 June 2005 and will vest on 30 November 2007.

(7) 133,332 Shares were granted on 8 June 2005 and will vest on 30 November 2007.

825,000 Shares were granted on 9 March and 15 March 2006, of which 175,000 Shares have vested on 1 March 2007, and an equal amount of 162,500 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

200,000 Shares were granted on 21 July 2006, of which 40,000 Shares will vest on each of 23 August 2007, 2008, 2009, 2010 and 2011.

(8) 50,000 Shares granted on 11 May 2007 have lapsed due to termination of employment of an employee in June 2007.

The closing price of the Shares of the Company immediately before the 10,007,500 restricted share awards granted on 11 May 2007 was HK$8.49.

Substantial Shareholders' Interests and Short Positions in the Shares, Underlying Shares of the Company

The register of substantial shareholders maintained under Section 336 of the SFO shows that as at 30 June 2007, the following substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital, had been recorded.

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	127,014,269	8.09%
Dr. Lee Kwok Yin, Simon[2]	Founder of a discretionary trust	126,202,395	8.04%
J.P. Morgan Chase & Co.[3]	Beneficial owner, investment manager and approved lending agent	112,642,455	7.18%

Notes:

1. The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trust established by Dr. Lee Kwok Yin, Simon.

2. Also disclosed in the section "Directors' and Chief Executive's Interests", all the interests stated above represent long positions, no short positions were recorded in the register maintained under Section 336 of the SFO as at 30 June 2007.

3. The Shares held by J.P. Morgan Chase & Co. are held in the capacities as beneficial owner (relating to 308,000 Shares), investment manager (relating to 62,546,000 Shares) and custodian corporation/ approved lending agent (relating to 49,788,455 Shares).

Save as disclosed above, as at 30 June 2007, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Purchase, Sale and Redemption of Shares

During the reporting period, other than for satisfying restricted share awards granted under the LTIS as disclosed earlier, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Interim Report and Disclosure of Information on Stock Exchange's Website

The announcement of interim results containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules has been published on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com.

This Interim Report will be circulated to shareholders by 15 September 2007. An electronic copy of the Interim Report will also be available on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com from the date when the printed copy is dispatched to shareholders.

The interim results has been reviewed by the Audit Committee of the Company, and by the external auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 issued by the HKICPA.

Closure of register of members

The register of members will be closed from 22 August 2007 to 23 August 2007 (both days inclusive) during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 21 August 2007. The ex-dividend date for the interim dividend will be on 20 August 2007.

Directors

As at the date of this report, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.



Fleet List

Core Fleet as at 1 August 2007

			Newbuildings on Order		
	Handysize	Handymax	Handysize	Handymax	Total
Owned Fleet	19	2	11	1	33
Chartered Fleet	39	8	2	1	50
Total	**58**	**10**	**13**	**2**	**83**







Core Handysize Fleet
核心小靈便型乾散貨船船隊

Owned Fleet — 19 Vessels 自有貨船－19艘	dwt 載重噸	Year Built 建造年份
1. Taihua Star	28,456	2007
2. Mount Rainier	32,815	2005
3. Mount Adams	28,442	2002
4. Willow Point	28,492	2001
5. Hawke Bay	28,460	2001
6. Tasman Sea	28,456	2001
7. Captain Corelli	28,378	2001
8. Champion Bay	32,835	2000
9. English Bay	32,834	2000
10. Kiwi Trader	31,879	2000
11. Pacific Logger	31,877	2000
12. Prince Rupert	28,685	2000
13. Gold River	32,972	1999
14. Chatham Island	32,211	1997
15. Castle Peak	28,545	1997
16. Lake Joy	28,251	1996
17. Mount Cook	27,940	1996
18. Yin Xiu	28,730	1995
19. Amazonia	28,475	1994

Chartered Fleet — 39 Vessels 租賃貨船－39艘	dwt 載重噸	Year Built 建造年份
20. Matariki Forest [1]	28,709	2007
21. Port Angeles *	28,448	2007
22. Union Bay *	32,355	2006
23. Shimanami Star	28,445	2006
24. Cape Knox *	28,442	2006
25. Duncan Bay *	28,414	2006
26. Port Alice *	31,871	2005
27. Danny Boy	28,386	2005
28. Great Dream	33,745	2004
29. Port Pegasus *	32,774	2004
30. Sun Ruby *	32,754	2004
31. Cook Strait *	31,894	2004
32. Timaru Star *	31,893	2004
33. Great Chance	28,701	2004
34. Port Kenny *	28,449	2004
35. Portland Bay *	28,446	2004
36. Cape Flattery *	28,433	2004
37. Black Forest *	32,751	2003
38. Mount Travers *	28,484	2002
39. Mount Fisher *	28,470	2002

Core Handymax Fleet
核心大靈便型乾散貨船船隊

Owned Fleet — 2 Vessels 自有貨船 — 2艘	dwt 載重噸	Year Built 建造年份
1. Pacific Victory	52,394	2001
2. Pacific Trader	45,578	2000

Chartered Fleet — 8 Vessels 租賃貨船 － 8艘	dwt 載重噸	Year Built 建造年份
3. Delmar	53,565	2006
4. Xiamen Sky *	53,605	2005
5. Xiamen Sea *	53,589	2004
6. Kestrel I	50,351	2004
7. Heron [3]	52,827	2001
8. Genco Carrier	47,180	1998
9. Genco Prosperity	47,180	1997
10. Arhimidis SB	45,320	1995





	dwt 載重噸	Year Built 建造年份
40. Ocean Exporter *	28,461	2002
41. Albany Sound *	28,379	2002
42. Cape York *	28,471	2001
43. Port Botany *	28,470	2001
44. Cape Nelson *	28,438	2001
45. Columbia River *	28,527	1998
46. Cape Spencer *	28,799	1997
47. Castle Island *	28,759	1997
48. Cape Scott *	28,747	1997
49. Pitt Island *	28,611	1997
50. Port Pirie [2] (to be renamed 將易名為 Captain T)	28,585	1997
51. Niki T	27,827	1997
52. Eleni T	27,802	1997
53. Silver Bay *	26,556	1997
54. Happy Venture	28,587	1996
55. ID Harbour	28,760	1995
56. Pacific ID	27,860	1995
57. Ocean ID	28,429	1994
58. Enforcer	26,388	1992

Handysize Newbuildings on Order
已訂購之新建造小靈便型乾散貨船

Owned Fleet — 11 Vessels 自有貨船－11艘	dwt 載重噸	Scheduled Delivery 預期交付年份
59. Kanda Hull 491 (to be named 將命名為 Crescent Harbour)	32,000	2007
60. Imabari Hull 650	28,000	2008
61. Jiangmen Hull 101	32,500	2008
62. Jiangmen Hull 102	32,500	2008
63. Jiangmen Hull 103	32,500	2008
64. Jiangmen Hull 104	32,500	2009
65. Jiangmen Hull 105	32,500	2009
66. Jiangmen Hull 106	32,500	2009
67. Jiangmen Hull 113	32,000	2009
68. Jiangmen Hull 114	32,000	2009
69. Imabari Hull 539	28,000	2009

Chartered Fleet — 2 Vessels 租賃貨船－2艘	dwt 載重噸	Scheduled Delivery 預期交付年份
70. Kanda Hull 481 (to be named 將命名為 Pharos SW)	32,000	2007
71. Kanda Hull 509	32,000	2008

Handymax Newbuildings on Order
已訂購之新建造大靈便型乾散貨船

Owned Fleet – 1 Vessel 自有貨船－1艘	dwt 載重噸	Scheduled Delivery 預期交付年份
11. Oshima Hull 10546	54,000	2008

Chartered Fleet – 1 Vessel 租賃貨船－1艘	dwt 載重噸	Scheduled Delivery 預期交付年份
12. Imabari Hull 260 (to be named 將命名為 Ocean Diamond)	53,500	2007

Notes 附註：

* The Group has the option but is not committed to purchase these vessels under the terms of their charter.
根據此等貨船的租賃條款，本集團有購買選擇權，但無承諾購買此等貨船。

1 The delivery of "Matariki Forest" from the owned fleet to the chartered fleet pursuant to the sale and charter back transaction is expected to be completed in September 2007.
根據出售及回租之交易，目前預期「Matariki Forest」之交付(由自有船隊轉至租賃船隊)將於二零零七年九月完成。

2 The Group has repurchased "Port Pirie" after exercising the purchase option under her bareboat charterparty. Pursuant to the sale and charter back transaction, the delivery of "Port Pirie" from the owned fleet to the chartered fleet is expected to be completed in August 2007.
本集團已行使光船租賃合約協議下之購買選擇權回購「Port Pirie」。根據出售及回租之交易，目前預期「Port Pirie」之交付(由自有船隊轉至租賃船隊)將於二零零七年八月完成。

3 "Heron" is expected to join our chartered fleet in the fourth quarter of 2007.
預計「Heron」將於二零零七年第四季度加入我們的租賃船隊。

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
H1	September 3, 2007	Circular - Sale and time charter of m.v. Castle Peak & m.v. Lake Joy

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

3 September 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 14 August 2007 entered into between Widen Holdings Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	K/S Danskib 61;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 30 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOAs"	means the First MOA and the Second MOA;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 14 August 2007 entered into between Lake Joy Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	K/S Danskib 64;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;

"Vessel A" or "Castle Peak"	means a 1997 built handysize dry bulk carrier of 28,545dwt named "Castle Peak". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai;
"Vessel B" or "Lake Joy"	means a 1996 built handysize dry bulk carrier of 28,251dwt named "Lake Joy". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai; and
"Vessels"	means Vessel A and Vessel B.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

3 September 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

INTRODUCTION

On 14 August 2007, the Directors announced that two indirect wholly-owned subsidiaries of the Company entered into the First MOA with K/S Danskib 61 and the Second MOA with K/S Danskib 64 to sell to them two handysize vessels, namely "Castle Peak" (Vessel A) and "Lake Joy" (Vessel B). The consideration for the sale of Vessel A and Vessel B is US$31,600,000 (approximately HK$246,480,000) and US$30,400,000 (approximately HK$237,120,000) respectively. The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000).

In addition, subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with K/S Danskib 61 and K/S Danskib 64 to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed

period of three years. The charter will commence immediately upon the respective delivery of the Vessels. The Company currently expects that both time charterparties will be finalised and signed within September 2007.

The sale of Vessel A and Vessel B will result in disposal gains estimated to be US$12,085,000 (approximately HK$94,263,000) and US$13,637,000 (approximately HK$106,368,600) respectively, or US$25,722,000 (approximately HK$200,631,600) in total.

Principal terms of the MOAs and the time charterparties are set out below in this circular.

The sale of Vessel A and Vessel B will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of K/S Danskib 61 and K/S Danskib 64 is the same as that of K/S Danskib 55, K/S Danskib 54 and K/S Danskib 59 to whom the Company sold "Patagonia", "Ocean Logger" and "Oak Harbour" respectively (the sale of the first two vessels was previously disclosed in our announcement dated 12 September 2006 whilst the sale of the third vessel was previously disclosed in our announcement dated 13 February 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

The time charterparties in relation to the Vessels do not constitute discloseable transactions of the Company under the Listing Rules.

THE MOAs

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	:	14 August 2007	
Parties	:	Purchasers:	K/S Danskib 61, for the First MOA ("First MOA Purchaser"); and
			K/S Danskib 64, for the Second MOA ("Second MOA Purchaser"),

each of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with their ultimate beneficial owner (which is the same for the First MOA Purchaser and the Second MOA Purchaser), are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the First MOA Purchaser and the Second MOA Purchaser will be the owning of Vessel A and Vessel B, respectively. The principal business activity of their ultimate beneficial owner is the owning of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular and the announcements dated 12 September 2006 and 13 February 2007 in relation to the sales of "Patagonia", "Ocean Logger" and "Oak Harbour", the Company has not entered into any transaction with the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.

Sellers: Widen Holdings Limited, for the First MOA; and

Lake Joy Limited, for the Second MOA,

each being an indirect wholly-owned subsidiary of the Company.

Assets to be sold	:	First MOA:	A 1997 built handysize dry bulk carrier of 28,545dwt, named "Castle Peak" ("Vessel A").
		Second MOA:	A 1996 built handysize dry bulk carrier of 28,251dwt, named "Lake Joy" ("Vessel B").
		The flag of both Vessels is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessels is Nippon Kaiji Kyokai.	
Net profits attributable to the Vessels	:	Vessel A:	US$856,000 (approximately HK$6,676,800) for the period from 7 June 2005 (being the date of delivery of Vessel A to the Company) to 31 December 2005 and US$1,997,000 (approximately HK$15,576,600) for the year ended 31 December 2006.
		Vessel B:	US$672,000 (approximately HK$5,241,600) for the period from 15 September 2005 (being the date of delivery of Vessel B to the Company) to 31 December 2005 and US$1,486,000 (approximately HK$11,590,800) for the year ended 31 December 2006.
		There is no taxation on the net profits attributable to Vessel A and Vessel B.	
Carrying values of the Vessels	:	The carrying values of Vessel A and Vessel B were approximately US$19,515,000 (approximately HK$152,217,000) and approximately US$16,763,000 (approximately HK$130,751,400) in the Company's unaudited accounts as at 14 August 2007.	
Consideration	:	Vessel A:	US$31,600,000 (approximately HK$246,480,000)
		Vessel B:	US$30,400,000 (approximately HK$237,120,000)
		The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.	

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms : Under the MOAs, the consideration for the sale of Vessel A and Vessel B shall be receivable in the following manner:

- 10% of the consideration (being the deposit) for the sale of the Vessels was received at the time of signing the MOAs; and
- The balance of the consideration shall be received in full upon the respective delivery of the Vessels.

Completion and delivery : Pursuant to the MOAs, the latest date for completion is 31 October 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessels will take place within October 2007.

Expected disposal gains : Vessel A: US$12,085,000 (approximately HK$94,263,000)

Vessel B: US$13,637,000 (approximately HK$106,368,600)

The expected disposal gains of Vessel A and Vessel B are calculated as the difference between the sales consideration of the Vessels and their respective approximate carrying values in the Company's unaudited accounts as at 14 August 2007. Such disposal gains are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007.

Application of sale proceeds : The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels.

As of the Latest Practicable Date, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

Subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with the First MOA Purchaser and the Second MOA Purchaser to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of three years. The charter will commence immediately upon the respective delivery of the Vessels. The Company does not have the option to re-purchase any of the Vessels during or at the end of the charter period. The Company currently expects that both time charterparties will be finalised and signed within September 2007.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The two time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, both time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessels

Upon completion and delivery of the Vessels, the Group's fixed assets (owned vessels) will decrease by the carrying values of the Vessels of approximately US$36,278,000 (approximately HK$282,968,400). Current assets are expected to increase by US$62,000,000 (approximately HK$483,600,000), representing the sale proceeds receivable by the Company. The sale of the Vessels will result in disposal gains of approximately US$25,722,000 (approximately HK$200,631,600) which are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007. The transactions to time charter the Vessels back will be classified as operating leases with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the charter period of the Vessels.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and

to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The Directors believe that the terms of the MOAs and the time charterparties, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery from the owned fleet to the chartered fleet in respect of (i) the Vessels and (ii) the "Matariki Forest" pursuant to the sale and time charter back transaction as announced on 24 July 2007, and (iii) the delivery of three vessels in the fourth quarter of 2007 which we have agreed to chartered-in on a long-term basis, the Company's core handysize fleet will comprise 61 vessels (1,792,324dwt), including 17 owned vessels (511,937dwt) and 44 chartered-in vessels (1,280,387dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to four vessels as at the Latest Practicable Date.

In addition, the Company has 14 newbuilding vessels on order (approximately 439,050dwt in aggregate), two of which are scheduled to deliver in 2007, six in 2008 and six in 2009. 11 of these newbuilding vessels will enter into the Company's owned fleet and the other three newbuilding vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel within 2007 which we have entered into an agreement to charter-in on a long-term basis, the Company's core handymax fleet will comprise 12 vessels (601,581dwt), including two owned vessels (97,972dwt) and 10 long-term chartered-in vessels (503,609dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of

time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 23 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

The sale transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of the First MOA Purchaser and the Second MOA Purchaser is the same as that of K/S Danskib 55, K/S Danskib 54 and K/S Danskib 59 to whom the Company sold "Patagonia", "Ocean Logger" and "Oak Harbour" respectively (the sale of the first two vessels was previously disclosed in our announcement dated 12 September 2006 whilst the sale of the third vessel was previously disclosed in our announcement dated 13 February 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,582,680,109 shares (Shares of US$0.10 each)	158,268,010

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	1,113,308	–	7,600,000[1]	–	8,713,308	0.55%
Richard M. Hext	–	2,612,994[2]	–	–	–	2,612,994	0.17%
Dr. Lee Kwok Yin, Simon	–	–	–	95,240,847[3]	6,330,720[3]	101,571,567	6.42%
Patrick B. Paul	–	20,000	–	–	–	20,000	<0.01%
Daniel R. Bradshaw	869,417[4]	–	–	–	–	869,417	0.05%
Wang Chunlin	–	1,280,000[5]	–	–	–	1,280,000	0.08%
Klaus Nyborg	–	2,900,000[6]	–	–	–	2,900,000	0.18%
Jan Rindbo	–	5,006,370[7]	–	–	–	5,006,370	0.32%

Notes:

(1) 7,600,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) Out of the 95,240,847 Shares, 11,395,311 Shares, 27,374,536 Shares, 49,438,500 Shares and 7,032,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

For the 6,330,720 underlying Shares under equity derivatives, they are being held equally by Fortress Eagle Investment Limited and Invest Paradise International Limited (each holding 3,165,360 underlying Shares under equity derivatives) which, as disclosed above, are companies controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(6) Out of the 2,900,000 Shares held by Mr. Nyborg as personal interests, 2,500,000 Shares are in the form of restricted share awards granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(7) The personal interests of Mr. Rindbo constitute 3,976,370 shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short position in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	101,571,567	6.42%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	101,571,567	6.42%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	129,334,058	8.17%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates have an interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
H2	September 7, 2007	Disposal of Investments in Equity Securities

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DISPOSAL OF INVESTMENTS IN EQUITY SECURITIES

This announcement is made under the general obligation to disclose pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

As previously disclosed in our announcement dated 7 August 2007, Pacific Basin Shipping Limited (the "Company"), via an indirect wholly owned subsidiary, held a total of 32,571,500 non-voting depository receipts and shares of Thoresen Thai Agencies Limited ("TTA"), amounting to approximately 5.06% of the outstanding shares of TTA's capital stock.

On 6 September 2007, the Company, via such indirect wholly owned subsidiary, disposed of 4,615,800 shares of TTA ("TTA Shares").

Following the disposal, the Company holds a total of 27,605,700 TTA Shares, amounting to approximately 4.29% of the outstanding shares of TTA's capital stock. In accordance with the rules and regulations in respect of the acquisition or disposal of securities on The Stock Exchange of Thailand, the Company is required to give notification of this shareholding in TTA to The Stock Exchange of Thailand. This notification was filed with The Stock Exchange of Thailand on 7 September 2007. The Company may purchase additional securities of TTA or dispose of any and all TTA Shares that the Company holds, whether through open market transactions, privately negotiated transactions, or otherwise. If further notifications to The Stock Exchange of Thailand are required in respect of the Company's holding of TTA shares, the Company will also make similar announcements to the Hong Kong Stock Exchange.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 7 September 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
H3	September 17, 2007	Acquisition of a vessel

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DISCLOSEABLE TRANSACTION: ACQUISITION OF A VESSEL TO BE CONSTRUCTED

On 17 September 2007, an indirect wholly-owned subsidiary of the Company (as transferee) entered into the Novation Agreement with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Company Limited (collectively the "Sellers") and Head Streams Investment Company Limited (as original buyer and transferor) pursuant to which the rights and obligations of Head Streams Investment Company Limited under the Contract in relation to the acquisition of the Newbuilding Vessel were sold and transferred to the transferee, for a consideration of US$54,680,000 (approximately HK$426,504,000). The Newbuilding Vessel, which is a post panamax bulk carrier of approximately 115,000dwt, shall be constructed and equipped at the shipyard of Shanghai Jiangnan Changxing Heavy Industry Company Limited in China and it is currently expected to be delivered in the third quarter of 2011.

Principal terms of the Contract are set out below in this announcement.

The Directors consider the transaction will enable the Company to carry coal into China, which the Company sees as an expanding segment of the dry bulk market. In addition, the transaction is considered to be attractive taking into account the contract price achieved for the Newbuilding Vessel, which compares favourably with the availability of similar newbuildings from shipyards elsewhere.

The transaction contemplated under the Novation Agreement and the Contract taken together constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement, and a circular with further details of the transaction will be issued to Shareholders shortly.

BACKGROUND

Head Streams Investment Company Limited ("Head Streams") as buyer has entered into the Contract with China Shipbuilding Trading Company Limited ("CSTC") and Shanghai Jiangnan Changxing Heavy Industry Company Limited (the "Builder") as sellers in a joint capacity, to acquire from them a newbuilding vessel of approximately 115,000dwt for a consideration of US$54,680,000 (approximately HK$426,504,000).

On 17 September 2007, an indirect wholly-owned subsidiary of the Company (as transferee) entered into the Novation Agreement with CSTC and the Builder (collectively the "Sellers") and Head Streams (as original buyer and transferor) pursuant to which the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser. Upon signing of the Novation Agreement, Head Streams has been released from its rights and obligations under the Contract.

The Newbuilding Vessel shall be constructed and equipped at the shipyard of the Builder in China and it is currently expected to be delivered in the third quarter of 2011.

Principal terms of the Contract are set out below.

THE CONTRACT

Date	:	17 September 2007 (being the date of the Novation Agreement)	
Parties	:	Purchaser:	Mega Fame Limited (taken together with the Novation Agreement), which is an indirect wholly-owned subsidiary of the Company.
		Sellers:	CSTC and the Builder, acting in a joint capacity, and Head Streams as the transferor in the Novation Agreement, each of which, together with their respective ultimate beneficial owners, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of CSTC is the import and export of shipping vessels and related products and the principal business activity of the Builder is the construction of shipping vessels. The principal business activity of Head Streams includes the owning of shipping vessels.
			To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transaction disclosed in this announcement, the Company has not entered into any transaction with the Sellers, Head Streams or their respective ultimate beneficial owners or with parties connected or otherwise associated with one another and there are no other relationships amongst the Sellers, Head Streams or their respective ultimate beneficial owners with whom the Company has entered into any transactions to acquire, dispose of, or charter in vessels during the 12 months period prior to the date of the Novation Agreement.

Asset to be acquired	: A newbuilding bulk carrier of approximately 115,000dwt, which will be constructed and equipped at the shipyard of the Builder in China, with an expected delivery in the third quarter of 2011.
Consideration	: US$54,680,000 (approximately HK$426,504,000). The consideration is considered by the Directors to be attractive, and was determined by reference to market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessel. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole. It is intended that payment of the consideration of the Newbuilding Vessel will be satisfied entirely in cash, approximately 40% of which is expected to be funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessel. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.
Payment terms	: Pursuant to the Contract, the consideration shall be payable as follows: About 20% of the consideration, being US$10,860,000 (approximately HK$84,708,000), will be payable within October 2007. The balance payments will be made according to the stages of construction of the Newbuilding Vessel and it is currently expected that the amount payable by the Company will be approximately US$21,720,000 (approximately HK$169,416,000) in year 2010 and US$22,100,000 (approximately HK$172,380,000) in year 2011.

Payment Guarantee	:	The Purchaser shall provide a bank guarantee to the Sellers to guarantee the Purchaser's obligations for the payment of 60% of the consideration (the "Payment Guarantee"). The Payment Guarantee can be called upon should the Purchaser fails to effect payment of the relevant consideration when it falls due.
Further guarantee	:	In addition to the Payment Guarantee, in connection with the purchase of the Newbuilding Vessel, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Sellers to guarantee the performance of the Purchaser of all its obligations, duties and liabilities under the Contract.
Refund Guarantee	:	The Sellers shall provide a bank guarantee to the Purchaser to guarantee the repayment of any consideration paid by the Purchaser (the "Refund Guarantee"). The Refund Guarantee can be called upon should the Contract is cancelled and/or rescinded by the Purchaser in accordance with its terms and conditions. Circumstances that the Purchaser will be entitled to cancel and/or rescind the Contract include, inter alia, (i) delay in delivery; (ii) deficiency in speed of the Newbuilding Vessel; (iii) excessive fuel consumption; and (iv) deficiency in actual deadweight, in excess of the allowed limit.
Completion and delivery	:	The Directors currently expect that, subject to any extensions that may be agreed between the Sellers and the Purchaser under the Contract, the completion and delivery of the Newbuilding Vessel will take place in or around the third quarter of 2011.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The Directors consider the acquisition of this Newbuilding Vessel will enable the Company to carry coal into China, which the Company sees as an expanding segment of the dry bulk market. In addition, the Directors consider the transaction to be attractive taking into account the contract price achieved, which compares favourably with the availability of similar newbuildings from shipyards elsewhere. They believe that the terms of the Novation Agreement and the Contract, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessel is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Post Panamax Vessels on Order

Following the signing of the Novation Agreement and the Contract, the Company shall own the Newbuilding Vessel which is a post panamax newbuilding bulk carrier of approximately 115,000dwt. The Newbuilding Vessel is expected to be delivered in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

Handysize Fleet

Following the completion and delivery from the owned fleet to the chartered fleet in respect of (i) the "Lake Joy" as announced on 14 August 2007, (ii) the "Matariki Forest" as announced on 24 July 2007, and (iii) the delivery of three vessels in the fourth quarter of 2007 which we have agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 61 vessels (1,792,324dwt), including 17 owned vessels (511,937dwt) and 44 chartered-in vessels (1,280,387dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to 4 vessels as at the date of this announcement.

In addition, the Company has 14 newbuilding vessels on order (approximately 439,050dwt in aggregate), two of which are scheduled to be delivered in 2007, six in 2008 and six in 2009. 11 of these vessels will enter into the Company's owned fleet and the other three vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel within 2007 which we have entered into an agreement to charter-in on a long-term basis, the Company's core handymax fleet will comprise 12 vessels (601,581dwt), including two owned vessels (97,972dwt) and 10 long-term chartered-in vessels (503,609dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 21 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

The transaction contemplated under the Novation Agreement and the Contract taken together constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement, and a circular containing further details of the transaction will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Builder"	Shanghai Jiangnan Changxing Heavy Industry Company Limited;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Contract"	means the legally binding contract entered into between Head Streams and the Sellers for the acquisition of the Newbuilding Vessel by Head Streams whereas the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser pursuant to the Novation Agreement;
"CSTC"	China Shipbuilding Trading Company Limited;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Head Streams"	Head Streams Investment Company Limited;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;

"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Newbuilding Vessel"	means a newbuilding dry bulk carrier of approximately 115,000dwt to be constructed and equipped at the shipyard of the Builder in China. It is currently expected that the Newbuilding Vessel will be delivered in the third quarter of 2011;
"Novation Agreement"	means the legally binding novation agreement dated 17 September 2007 entered into between the Purchaser, the Sellers and Head Streams pursuant to which the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser;
"Payment Guarantee"	means the bank guarantee to be provided by the Purchaser to the Sellers to guarantee the Purchaser's obligations for the payment of 60% of the consideration, which can be called upon should the Purchaser fails to effect payment of the relevant consideration when it falls due, in a form specified in the Contract;
"Purchaser"	Mega Fame Limited;
"Refund Guarantee"	means the bank guarantee to be provided by the Sellers to the Purchaser to guarantee the repayment of any consideration paid by the Purchaser, which can be called upon should the Contract is cancelled and/or rescinded by the Purchaser in accordance with its terms and conditions, in a form specified in the Contract;
"Sellers"	CSTC and the Builder;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"US Dollars" or "US$"	means United States Dollars, the lawful currency of the United States.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 17 September 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
I1	October 3, 2007	Sale and time charter back of m.v. Mount Cook & m.v. Amazonia

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

On 3 October 2007, two indirect wholly-owned subsidiaries of the Company entered into the First MOA with K/S Danskib 69 and the Second MOA with K/S Danskib 68 to sell to them two handysize vessels, namely "Mount Cook" (Vessel A) and "Amazonia" (Vessel B). The consideration for the sale of Vessel A and Vessel B is US$32,000,000 (approximately HK$249,600,000) and US$30,000,000 (approximately HK$234,000,000) respectively. The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000).

In addition, subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with K/S Danskib 69 and K/S Danskib 68 to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of two years. The charter will commence immediately upon the respective delivery of the Vessels. The Company currently expects that both time charterparties will be finalised and signed within October 2007.

The sale of Vessel A and Vessel B will result in disposal gains estimated to be US$22,270,000 (approximately HK$173,706,000) and US$18,738,000 (approximately HK$146,156,400) respectively, or US$41,008,000 (approximately HK$319,862,400) in total.

Principal terms of the MOAs are set out below in this announcement.

The sale of Vessel A and Vessel B will enable the Company to release two of the oldest vessels from its owned fleet and to generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of K/S Danskib 69 and K/S Danskib 68 is the same as that of K/S Danskib 59, K/S Danskib 61 and K/S Danskib 64 to whom the Company sold "Oak Harbour", "Castle Peak" and "Lake Joy" respectively (the sale of the first vessel was previously disclosed in our announcement dated 13 February 2007 whilst the sale of the latter two vessels was previously disclosed in our announcement dated 14 August 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of the transactions will be issued to Shareholders shortly.

The time charterparties in relation to the Vessels do not constitute discloseable transactions of the Company under the Listing Rules.

BACKGROUND FOR THE TRANSACTIONS

On 3 October 2007, two indirect wholly-owned subsidiaries of the Company entered into the First MOA with the First MOA Purchaser and the Second MOA with the Second MOA Purchaser to sell to them "Mount Cook" (Vessel A) and "Amazonia" (Vessel B), for a consideration of US$32,000,000 (approximately HK$249,600,000) and US$30,000,000 (approximately HK$234,000,000) respectively. The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000). Vessel A is a 1996 built handysize vessel and Vessel B is a 1994 built handysize vessel.

In addition, subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with the First MOA Purchaser and the Second MOA Purchaser to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of two years. The charter will commence immediately upon the respective delivery of the Vessels.

Principal terms of the MOAs and the time charterparties are set out below.

THE MOAs

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	:	3 October 2007		
Parties	:	Purchasers	:	K/S Danskib 69, for the First MOA ("First MOA Purchaser"); and
				K/S Danskib 68, for the Second MOA ("Second MOA Purchaser"),

each of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with their ultimate beneficial owner (which is the same for the First MOA Purchaser and the Second MOA Purchaser), are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the First MOA Purchaser and the Second MOA Purchaser will be the owning of Vessel A and Vessel B, respectively. The principal business activity of their ultimate beneficial owner is the owning of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and the announcements dated 13 February 2007 and 14 August 2007 in relation to the sale and time charter back of "Oak Harbour", "Castle Peak" and "Lake Joy", the Company has not entered into any transaction with the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.

	Sellers	: Taylor Shipping (BVI) Limited, for the First MOA; and Beckley (HK) Limited, for the Second MOA, each being an indirect wholly-owned subsidiary of the Company.
Assets to be sold :	First MOA	: A 1996 built handysize dry bulk carrier of 27,940dwt, named "Mount Cook" ("Vessel A").
	Second MOA	: A 1994 built handysize dry bulk carrier of 28,475dwt, named "Amazonia" ("Vessel B").

The flag of both Vessels is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessels is Nippon Kaiji Kyokai.

Net profits attributable to the Vessels	:	Vessel A	:	US$1,267,000 (approximately HK$9,882,600) for the period from 7 August 2006 (being the date of delivery of Vessel A to the Company) to 31 December 2006 (audited figures).
		Vessel B	:	US$3,474,000 (approximately HK$27,097,200) for the year ended 31 December 2005 and US$2,244,000 (approximately HK$17,503,200) for the year ended 31 December 2006 (audited figures).
		There is no taxation on the net profits attributable to Vessel A and Vessel B.		
Carrying values of the Vessels	:	The carrying values of Vessel A and Vessel B were approximately US$9,730,000 (approximately HK$75,894,000) and approximately US$11,262,000 (approximately HK$87,843,600) in the Company's unaudited accounts as at the date of this announcement.		
Consideration	:	Vessel A	:	US$32,000,000 (approximately HK$249,600,000)
		Vessel B	:	US$30,000,000 (approximately HK$234,000,000)

The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms	:	Under the MOAs, the consideration for the sale of Vessel A and Vessel B shall be receivable in the following manner: • 10% of the consideration (being the deposit) for the sale of the Vessels was received at the time of signing the MOAs; and • The balance of the consideration shall be received in full upon the respective delivery of the Vessels.
Completion and delivery	:	Pursuant to the First MOA, the latest date of completion for Vessel A is 30 November 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place in November 2007. Pursuant to the second MOA, the latest date of completion for Vessel B is 31 December 2007 unless the parties otherwise agree. The Directors currently expect the completion and delivery of Vessel B will take place prior to 31 December 2007.
Expected disposal gains	:	Vessel A : US$22,270,000 (approximately HK$173,706,000) Vessel B : US$18,738,000 (approximately HK$146,156,400) The expected disposal gains of the Vessels are calculated as the difference between the sales consideration of the Vessels and their respective approximate carrying values in the Company's unaudited accounts as at 3 October 2007. Such disposal gains are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007.
Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. As of the date of this announcement, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

Subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with the First MOA Purchaser and the Second MOA Purchaser to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of two years. The charter will commence immediately upon the respective delivery of the Vessels. The Company does not have the option to re-purchase any of the Vessels during or at the end of the charter period. The Company currently expects that both time charterparties will be finalised and signed within October 2007.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The two time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, both time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will enable the Company to release two of the oldest vessels from its owned fleet and to generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels.

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the charter period of the Vessels. In addition, the sale of the Vessels will result in disposal gains of approximately US$41,008,000 (approximately HK$319,862,400), which are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The Directors believe that the terms of the MOAs and the time charterparties, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery from the owned fleet to the chartered fleet in respect of (i) the Vessels, (ii) the "Lake Joy" as announced on 14 August 2007, and (iii) the delivery of three vessels in the fourth quarter of 2007 which we have agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 62 vessels (1,824,351dwt), including 15 owned vessels (455,522dwt) and 47 chartered-in vessels (1,368,829dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to five vessels as at the date of this announcement.

In addition, the Company has 13 newbuilding vessels on order (approximately 407,050dwt in aggregate), one of which are scheduled to deliver in 2007, six in 2008 and six in 2009. 11 of these newbuilding vessels will enter into the Company's owned fleet and the other two newbuilding vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels within 2007 and one vessel in the second quarter of 2008 which we have agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 14 vessels (699,857dwt), including two owned vessels (97,972dwt) and 12 long-term chartered-in vessels (601,885dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 19 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

As announced on 17 September 2007, the Company has placed order for a post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

REASON FOR THIS ANNOUNCEMENT

The transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of the First MOA Purchaser and the Second MOA Purchaser is the same as that of K/S Danskib 59, K/S Danskib 61 and K/S Danskib 64 to whom the Company sold "Oak Harbour", "Castle Peak" and "Lake Joy" respectively (the sale of the first vessel was previously disclosed in our announcement dated 13 February 2007 whilst the sale of the latter two vessels was previously disclosed in our announcement dated 14 August 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular containing further details of the transactions will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 3 October 2007 entered into between Taylor Shipping (BVI) Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	K/S Danskib 69;

"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOAs"	means the First MOA and the Second MOA;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 3 October 2007 entered into between Beckley (HK) Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	K/S Danskib 68;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;
"Vessel A" or "Mount Cook"	means a 1996 built handysize dry bulk carrier of 27,940dwt named "Mount Cook". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai;
"Vessel B" or "Amazonia"	means a 1994 built handysize dry bulk carrier of 28,475dwt named "Amazonia". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai; and

"Vessels"	means Vessel A and Vessel B.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 3 October 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
I2	October 4, 2007	Circular – Acquisition of a Vessel to be Constructed

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTION: ACQUISITION OF A VESSEL TO BE CONSTRUCTED

5 October 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Builder"	Shanghai Jiangnan Changxing Heavy Industry Company Limited;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Contract"	means the legally binding contract entered into between Head Streams and the Sellers for the acquisition of the Newbuilding Vessel by Head Streams whereas the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser pursuant to the Novation Agreement;
"CSTC"	China Shipbuilding Trading Company Limited;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Head Streams"	Head Streams Investment Company Limited;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;

"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 3 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"Newbuilding Vessel"	means a newbuilding dry bulk carrier of approximately 115,000dwt to be constructed and equipped at the shipyard of the Builder in China. It is currently expected that the Newbuilding Vessel will be delivered in the third quarter of 2011;
"Novation Agreement"	means the legally binding novation agreement dated 17 September 2007 entered into between the Purchaser, the Sellers and Head Streams pursuant to which the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser;
"Payment Guarantee"	means the bank guarantee to be provided by the Purchaser to the Sellers to guarantee the Purchaser's obligations for the payment of 60% of the consideration, which can be called upon should the Purchaser fails to effect payment of the relevant consideration when it falls due, in a form specified in the Contract;
"Purchaser"	Mega Fame Limited;
"Refund Guarantee"	means the bank guarantee to be provided by the Sellers to the Purchaser to guarantee the repayment of any consideration paid by the Purchaser, which can be called upon should the Contract is cancelled and/or rescinded by the Purchaser in accordance with its terms and conditions, in a form specified in the Contract;

"Sellers"	CSTC and the Builder;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"US Dollars" or "US$"	means United States Dollars, the lawful currency of the United States.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

5 October 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTION:
ACQUISITION OF A VESSEL TO BE CONSTRUCTED

INTRODUCTION

On 17 September 2007, the Directors announced that an indirect wholly-owned subsidiary of the Company (as transferee) entered into the Novation Agreement with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Company Limited (collectively the "Sellers") and Head Streams Investment Company Limited (as original buyer and transferor) pursuant to which the rights and obligations of Head Streams Investment Company Limited under the Contract in relation to the acquisition of the Newbuilding Vessel were sold and transferred to the transferee, for a consideration of US$54,680,000 (approximately HK$426,504,000). The Newbuilding Vessel, which is a post panamax bulk carrier of approximately 115,000dwt, shall be constructed and equipped at the shipyard of Shanghai Jiangnan Changxing Heavy Industry Company Limited in China and it is currently expected to be delivered in the third quarter of 2011.

Principal terms of the Contract are set out below in this circular.

The Directors consider the transaction will enable the Company to carry coal into China, which the Company sees as an expanding segment of the dry bulk market. In addition, the transaction is considered to be attractive taking into account the contract price achieved for the Newbuilding Vessel, which compares favourably with the availability of similar newbuildings from shipyards elsewhere.

The transaction contemplated under the Novation Agreement and the Contract taken together constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction.

BACKGROUND

Head Streams as buyer has entered into the Contract with CSTC and the Builder as sellers in a joint capacity, to acquire from them the Newbuilding Vessel for a consideration of US$54,680,000 (approximately HK$426,504,000).

On 17 September 2007, an indirect wholly-owned subsidiary of the Company (as transferee) entered into the Novation Agreement with the Sellers and Head Streams (as original buyer and transferor) pursuant to which the rights and obligations of Head Streams under the Contract were sold and transferred to the Purchaser. Upon signing of the Novation Agreement, Head Streams has been released from its rights and obligations under the Contract.

The Newbuilding Vessel, which is a post panamax bulk carrier of 115,000dwt, shall be constructed and equipped at the shipyard of the Builder in China and it is currently expected to be delivered in the third quarter of 2011.

Principal terms of the Contract are set out below.

THE CONTRACT

Date	:	17 September 2007 (being the date of the Novation Agreement)	
Parties	:	Purchaser:	Mega Fame Limited (taken together with the Novation Agreement), which is an indirect wholly-owned subsidiary of the Company.

Sellers: CSTC and the Builder, acting in a joint capacity, and Head Streams as the transferor in the Novation Agreement, each of which, together with their respective ultimate beneficial owners, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of CSTC is the import and export of shipping vessels and related products and the principal business activity of the Builder is the construction of shipping vessels. The principal business activity of Head Streams includes the owning of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transaction disclosed in this circular, the Company has not entered into any transaction with the Sellers, Head Streams or their respective ultimate beneficial owners or with parties connected or otherwise associated with one another and there are no other relationships amongst the Sellers, Head Streams or their respective ultimate beneficial owners with whom the Company has entered into any transactions to acquire, dispose of, or charter in vessels during the 12 months period prior to the date of the Novation Agreement.

Asset to be acquired : A newbuilding bulk carrier of approximately 115,000dwt, which will be constructed and equipped at the shipyard of the Builder in China, with an expected delivery in the third quarter of 2011.

Consideration : US$54,680,000 (approximately HK$426,504,000). The consideration is considered by the Directors to be attractive, and was determined by reference to market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Newbuilding Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Newbuilding Vessel.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Newbuilding Vessel will be satisfied entirely in cash, approximately 40% of which is expected to be funded by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Newbuilding Vessel. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms : Pursuant to the Contract, the consideration shall be payable as follows:

About 20% of the consideration, being US$10,860,000 (approximately HK$84,708,000), will be payable within October 2007. The balance payments will be made according to the stages of construction of the Newbuilding Vessel and it is currently expected that the amount payable by the Company will be approximately US$21,720,000 (approximately HK$169,416,000) in year 2010 and US$22,100,000 (approximately HK$172,380,000) in year 2011.

Payment Guarantee : The Purchaser shall provide a bank guarantee to the Sellers to guarantee the Purchaser's obligations for the payment of 60% of the consideration (the "Payment Guarantee"). The Payment Guarantee can be called upon should the Purchaser fails to effect payment of the relevant consideration when it falls due.

Further guarantee : In addition to the Payment Guarantee, in connection with the purchase of the Newbuilding Vessel, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Sellers to guarantee the performance of the Purchaser of all its obligations, duties and liabilities under the Contract.

Refund Guarantee : The Sellers shall provide a bank guarantee to the Purchaser to guarantee the repayment of any consideration paid by the Purchaser (the "Refund Guarantee"). The Refund Guarantee can be called upon should the Contract is cancelled and/or rescinded by the Purchaser in accordance with its terms and conditions.

Circumstances that the Purchaser will be entitled to cancel and/or rescind the Contract include, inter alia, (i) delay in delivery; (ii) deficiency in speed of the Newbuilding Vessel; (iii) excessive fuel consumption; and (iv) deficiency in actual deadweight, in excess of the allowed limit.

Completion and delivery : The Directors currently expect that, subject to any extensions that may be agreed between the Sellers and the Purchaser under the Contract, the completion and delivery of the Newbuilding Vessel will take place in or around the third quarter of 2011.

Financial Effects of the Acquisition of the Newbuilding Vessel

Following the delivery of the Newbuilding Vessel, the Group's fixed assets (owned vessels) will increase by the amount of the consideration of US$54,680,000 (approximately HK$426,504,000). It is intended that approximately 40% of the consideration of the Newbuilding Vessel will be satisfied by redrawing loans from prepaid existing bank loan facilities of the Company and approximately 60% from new bank borrowings. Hence, if the Company successfully obtains such new bank borrowings, the Group's long-term liabilities are expected to increase by US$49,438,000 (approximately HK$385,616,400) and current liabilities are expected to increase by US$5,242,000 (approximately HK$40,887,600).

The transaction will enable the Company to secure a post panamax bulk carrier for its fleet. The expected benefit following the delivery of the Newbuilding Vessel will be an anticipated increase in revenue days for such type of post panamax vessel of approximately 150 days in 2011 and approximately 360 days per year thereafter. Such increase in revenue days is expected to enhance earnings of the Group accordingly.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The Directors consider the acquisition of this Newbuilding Vessel will enable the Company to carry coal into China, which the Company sees as an expanding segment of the dry bulk market. In addition, the Directors consider the transaction to be attractive taking into account the contract price achieved, which compares favourably with the availability of similar newbuildings from shipyards elsewhere. They believe that the terms of the Novation Agreement and the Contract, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Newbuilding Vessel is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Post Panamax Vessels on Order

Following the signing of the Novation Agreement and the Contract, the Company shall own the Newbuilding Vessel which is a post panamax newbuilding bulk carrier of approximately 115,000dwt. The Newbuilding Vessel is expected to be delivered in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

Handysize Fleet

Following the completion and delivery from the owned fleet to the chartered fleet in respect of (i) the "Mount Cook" and "Amazonia" as announced on 3 October 2007, (ii) the "Lake Joy" as announced on 14 August 2007, and (iii) the delivery of three vessels in the fourth quarter of 2007 which we have agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 62 vessels (1,824,351dwt), including 15 owned vessels (455,522dwt) and 47 chartered-in vessels (1,368,829dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to five vessels as at the Latest Practicable Date.

In addition, the Company has 13 newbuilding vessels on order (approximately 407,050dwt in aggregate), one of which is scheduled to be delivered in 2007, six in 2008 and six in 2009. 11 of these vessels will enter into the Company's owned fleet and the other two vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels within 2007 and a vessel in the second quarter of 2008 which we have agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 14 vessels (699,857dwt), including two owned vessels (97,972dwt) and 12 long-term chartered-in vessels (601,885dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 19 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

The transaction contemplated under the Novation Agreement and the Contract taken together constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,583,480,109 shares (Shares of US$0.10 each)	158,348,010

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	–	–	6,000,000[1]	–	6,000,000	0.38%
Richard M. Hext	–	2,612,994[2]	–	–	–	2,612,994	0.17%
Dr. Lee Kwok Yin, Simon	–	–	–	92,704,847[3]	–	92,704,847	5.85%
Patrick B. Paul	–	20,000	–	–	–	20,000	<0.01%
Daniel R. Bradshaw	386,417[4]	–	–	–	–	386,417	0.02%
Wang Chunlin	–	1,170,000[5]	–	–	–	1,170,000	0.07%
Klaus Nyborg	–	2,900,000[6]	–	–	–	2,900,000	0.18%
Jan Rindbo	–	4,756,370[7]	–	–	–	4,756,370	0.30%

Notes:

(1) 6,000,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an Executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,612,994 Shares.

(3) Out of the 92,704,847 Shares, 11,395,311 Shares, 24,838,536 Shares, 49,438,500 Shares and 7,032,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(6) Out of the 2,900,000 Shares held by Mr. Nyborg as personal interests, 2,500,000 Shares are in the form of restricted share awards granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(7) The personal interests of Mr. Rindbo constitute 3,726,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short position in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/ Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	92,704,847	5.85%
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	92,704,847	5.85%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	142,570,728	9.00%

Note:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 4 of 6

Item No.	*Date*	*Document*
I3	October 22, 2007	Circular – Sale and time charter back of m.v. Mount Cook & m.v. Amazonia
J1	November 1, 2007	Q3 2007 Trading Activities Update
J2	November 14, 2007	Notice of Special General Meeting
J3	November 14, 2007	Circular – Special General Meeting
J4	November 14, 2007	Form of Proxy for the Special General Meeting
J5	November 29, 2007	Special General Meeting Voting Results
K1	December 3, 2007	Proposed Issue of Guaranteed Convertible Bonds Due 2013 Convertible into Ordinary Shares of Pacific Basin Shipping Limited
K2	December 4, 2007	Board Changes
K3	December 5, 2007	Proposed Issue of Guaranteed Convertible Bonds Due 2013 Convertible into Ordinary Shares of Pacific Basin Shipping Limited – Full Exercise of Upsize Option
K4	December 18, 2007	Notice of listing on the Stock Exchange of Hong Kong Limited – U.S. $390m 3.3% Guaranteed Convertible Bonds Due 2013
K5	December 21, 2007	Acquisition of a Vessel to be Constructed
L1	January 10, 2008	Circular – Acquisition of Vessels to be Constructed
M1	February 13, 2008	Acquisition of Vessels to be Constructed
M2	February 20, 2008	Date of Board Meeting
N1	March 3, 2008	2007 Annual Results
N2	March 3, 2008	Board Changes
N3	March 3, 2008	Circular – Acquisition of Vessels to be Constructed

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
I3	October 22, 2007	Circular – Sale and time charter back of m.v. Mount Cook & m.v. Amazonia

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

22 October 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that flag state is a member;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"First MOA"	means the legally binding unconditional Memorandum of Agreement dated 3 October 2007 entered into between Taylor Shipping (BVI) Limited and the First MOA Purchaser for the sale of Vessel A to the First MOA Purchaser;
"First MOA Purchaser"	K/S Danskib 69;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	means 17 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOAs"	means the First MOA and the Second MOA;
"Second MOA"	means the legally binding unconditional Memorandum of Agreement dated 3 October 2007 entered into between Beckley (HK) Limited and the Second MOA Purchaser for the sale of Vessel B to the Second MOA Purchaser;
"Second MOA Purchaser"	K/S Danskib 68;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States;

"Vessel A" or "Mount Cook"	means a 1996 built handysize dry bulk carrier of 27,940dwt named "Mount Cook". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai;
"Vessel B" or "Amazonia"	means a 1994 built handysize dry bulk carrier of 28,475dwt named "Amazonia". The present flag of the vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the vessel is Nippon Kaiji Kyokai; and
"Vessels"	means Vessel A and Vessel B.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

22 October 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: SALE OF TWO VESSELS AND TIME CHARTER BACK OF THOSE TWO VESSELS

INTRODUCTION

On 3 October 2007, the Directors announced that two indirect wholly-owned subsidiaries of the Company entered into the First MOA with K/S Danskib 69 and the Second MOA with K/S Danskib 68 to sell to them two handysize vessels, namely "Mount Cook" (Vessel A) and "Amazonia" (Vessel B). The consideration for the sale of Vessel A and Vessel B is US$32,000,000 (approximately HK$249,600,000) and US$30,000,000 (approximately HK$234,000,000) respectively. The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000).

In addition, subsequent to the signing of the First MOA and the Second MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with K/S Danskib 69 and K/S Danskib 68 to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed

period of two years. The charter will commence immediately upon the respective delivery of the Vessels. The Company currently expects that both time charterparties will be finalised and signed within October 2007.

The sale of Vessel A and Vessel B will result in disposal gains estimated to be US$22,270,000 (approximately HK$173,706,000) and US$18,738,000 (approximately HK$146,156,400) respectively, or US$41,008,000 (approximately HK$319,862,400) in total.

Principal terms of the MOAs and the time charterparties are set out below in this circular.

The sale of Vessel A and Vessel B will enable the Company to release two of the oldest vessels from its owned fleet and to generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of K/S Danskib 69 and K/S Danskib 68 is the same as that of K/S Danskib 59, K/S Danskib 61 and K/S Danskib 64 to whom the Company sold "Oak Harbour", "Castle Peak" and "Lake Joy" respectively (the sale of the first vessel was previously disclosed in our announcement dated 13 February 2007 whilst the sale of the latter two vessels was previously disclosed in our announcement dated 14 August 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

The time charterparties in relation to the Vessels do not constitute discloseable transactions of the Company under the Listing Rules.

THE MOAs

The First MOA and the Second MOA are legally binding, of broadly similar terms and conditions and are described below:

Date	: 3 October 2007	
Parties	: Purchasers	: K/S Danskib 69, for the First MOA ("First MOA Purchaser"); and K/S Danskib 68, for the Second MOA ("Second MOA Purchaser").

each of which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with their ultimate beneficial owner (which is the same for the First MOA Purchaser and the Second MOA Purchaser), are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the First MOA Purchaser and the Second MOA Purchaser will be the owning of Vessel A and Vessel B, respectively. The principal business activity of their ultimate beneficial owner is the owning of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and the announcements dated 13 February 2007 and 14 August 2007 in relation to the sale and time charter back of "Oak Harbour", "Castle Peak" and "Lake Joy", the Company has not entered into any transaction with the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the First MOA Purchaser, the Second MOA Purchaser or their ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOAs.

Sellers : Taylor Shipping (BVI) Limited, for the First MOA; and

Beckley (HK) Limited, for the Second MOA,

each being an indirect wholly-owned subsidiary of the Company.

Assets to be sold	: First MOA	: A 1996 built handysize dry bulk carrier of 27,940dwt, named "Mount Cook" ("Vessel A").
	Second MOA	: A 1994 built handysize dry bulk carrier of 28,475dwt, named "Amazonia" ("Vessel B").
	The flag of both Vessels is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessels is Nippon Kaiji Kyokai.	
Net profits attributable to the Vessels	: Vessel A	: US$1,267,000 (approximately HK$9,882,600) for the period from 7 August 2006 (being the date of delivery of Vessel A to the Company) to 31 December 2006 (audited figures).
	Vessel B	: US$3,474,000 (approximately HK$27,097,200) for the year ended 31 December 2005 and US$2,244,000 (approximately HK$17,503,200) for the year ended 31 December 2006 (audited figures).
	There is no taxation on the net profits attributable to Vessel A and Vessel B.	
Carrying values of the Vessels	: The carrying values of Vessel A and Vessel B were approximately US$9,730,000 (approximately HK$75,894,000) and approximately US$11,262,000 (approximately HK$87,843,600) in the Company's unaudited accounts as at 3 October 2007.	
Consideration	: Vessel A:	cash consideration of US$32,000,000 (approximately HK$249,600,000)
	Vessel B:	cash consideration of US$30,000,000 (approximately HK$234,000,000)
	The total consideration for the Vessels is US$62,000,000 (approximately HK$483,600,000). Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessels from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessels.	

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms : Under the MOAs, the consideration for the sale of Vessel A and Vessel B shall be receivable in the following manner:

- 10% of the consideration (being the deposit) for the sale of the Vessels was received at the time of signing the MOAs; and
- The balance of the consideration shall be received in full upon the respective delivery of the Vessels.

Completion and delivery : Pursuant to the First MOA, the latest date of completion is 30 November 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel A will take place in November 2007.

Pursuant to the Second MOA, the latest date of completion is 31 December 2007 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of Vessel B will take place prior to 31 December 2007.

Expected disposal gains : Vessel A: US$22,270,000 (approximately HK$173,706,000)

Vessel B: US$18,738,000 (approximately HK$146,156,400)

The expected disposal gains of the Vessels are calculated as the difference between the sales consideration of the Vessels and their respective approximate carrying values in the Company's unaudited accounts as at 3 October 2007. Such disposal gains are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007.

Application of sale proceeds : The Company intends to retain the sale proceeds of the Vessels for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels.

As of the Latest Practicable Date, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE TIME CHARTERPARTIES

Subsequent to the signing of MOAs, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into two time charterparties with the First MOA Purchaser and the Second MOA Purchaser to respectively charter Vessel A and Vessel B back into the Company's chartered fleet at agreed charter rates for a fixed period of two years. The charter will commence immediately upon the respective delivery of the Vessels. The Company does not have the option to re-purchase any of the Vessels during or at the end of the charter period. The Company currently expects that both time charterparties will be finalised and signed within October 2007.

The time charter rates of the Vessels were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessels. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The two time charterparties are separate agreements to the MOAs and they are not interconditional. The transactions to time charter the Vessels back will be classified as operating leases in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of these operating leases does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, both time charterparties do not constitute discloseable transactions of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessels

Upon completion and delivery of the Vessels, the Group's fixed assets (owned vessels) will decrease by the carrying values of the Vessels of approximately US$20,992,000 (approximately HK$163,737,600). Current assets are expected to increase by US$62,000,000 (approximately HK$483,600,000), representing the sale proceeds receivable by the Company. The sale of the Vessels will result in disposal gains of approximately US$41,008,000 (approximately HK$319,862,400) which are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007. The transactions to time charter the Vessels back will be classified as operating leases with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessels will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the charter period of the Vessels.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and

to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessels will enable the Company to release two of the oldest vessels from its owned fleet and to generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes earnings derived from the disposal gains of the Vessels. The simultaneous time charter of the Vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the Vessels during the charter period.

The Directors believe that the terms of the MOAs and the time charterparties, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessels are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following (i) the completion and delivery from the owned fleet to the chartered fleet in respect of the Vessels, and (ii) the delivery of three vessels in the fourth quarter of 2007 which we have agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 62 vessels (1,824,351dwt), including 15 owned vessels (455,522dwt) and 47 chartered-in vessels (1,368,829dwt). All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to five vessels as at the Latest Practicable Date.

In addition, the Company has 13 newbuilding vessels on order (approximately 407,050dwt in aggregate), one of which are scheduled to deliver in 2007, six in 2008 and six in 2009. 11 of these newbuilding vessels will enter into the Company's owned fleet and the other two newbuilding vessels will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels within 2007 and one vessel in the second quarter of 2008 which we have agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 14 vessels (699,857dwt), including two owned vessels (97,972dwt) and 12 long-term chartered-in vessels (601,885dwt). All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 18 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

As announced on 17 September 2007, the Company has placed order for a post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

REASON FOR THE CIRCULAR

The transactions under the First MOA and the Second MOA, both individually and in aggregate, are not discloseable. As the ultimate beneficial owner of the First MOA Purchaser and the Second MOA Purchaser is the same as that of K/S Danskib 59, K/S Danskib 61 and K/S Danskib 64 to whom the Company sold "Oak Harbour", "Castle Peak" and "Lake Joy" respectively (the sale of the first vessel was previously disclosed in our announcement dated 13 February 2007 whilst the sale of the latter two vessels was previously disclosed in our announcement dated 14 August 2007), the transactions contemplated under the First MOA and the Second MOA, when aggregated with these previously announced transactions, constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transactions under the MOAs.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:		*US$*
3,600,000,000	shares (Shares of US$0.10 each)	360,000,000
Issued:		
1,583,780,109	shares (Shares of US$0.10 each)	158,378,010

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

No part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	–	–	4,000,000[1]	–	4,000,000	0.25%
Richard M. Hext	–	2,612,994[2]	–	–	–	2,612,994	0.16%
Dr. Lee Kwok Yin, Simon	–	–	–	82,874,847[3]	–	82,874,847	5.23%
Daniel R. Bradshaw	386,417[4]	–	–	–	–	386,417	0.02%
Wang Chunlin	–	1,170,000[5]	–	–	–	1,170,000	0.07%
Klaus Nyborg	–	2,900,000[6]	–	–	–	2,900,000	0.18%
Jan Rindbo	–	4,756,370[7]	–	–	–	4,756,370	0.30%

Notes:

(1) 4,000,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an Executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,612,994 Shares.

(3) Out of the 82,874,847 Shares, 4,430,311 Shares, 21,973,536 Shares, 49,438,500 Shares and 7,032,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(6) Out of the 2,900,000 Shares held by Mr. Nyborg as personal interests, 2,500,000 Shares are in the form of restricted share awards granted to him on 19 September 2006 pursuant to the Long Term Incentive Scheme. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(7) The personal interests of Mr. Rindbo constitute 3,726,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/ Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	82,874,847	5.23%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	160,572,728	10.14%

Note:

(1) The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Company.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J1	November 1, 2007	Q3 2007 Trading Activities Update

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Q3 2007 TRADING ACTIVITIES UPDATE

Very strong dry bulk market with favourable outlook

- The dry-bulk freight market has continued to soar with rates reaching new record highs, both for spot and for forward business. As at 31st October, the Baltic Dry Index ("BDI") stood at 10656 points, an increase of 70% since the end of June. Over the same period, Baltic Handysize spot rates have climbed by 66% to US$45,000 per day net.

- Forward rates reflect this favourable outlook. Clarkson's 12 month time charter rate for a handysize vessel now stands at US$39,425 per day net, up by 66% from US$23,750 per day net at end June.

- Revenue days for 2008 are now at 23,450 handysize days, a 16% increase over 2007 as we continue to grow our fleet. Our handysize cover for 2007 and 2008 currently stands at 93% and 37% respectively, and we have started to build a solid book of cover for 2009 and 2010.

- On the basis of continuing robust demand and limited supply of new tonnage, the strong market is anticipated to continue into Q4 2007 and 2008. With fleet utilisation levels close to all-time highs however, we can expect to see volatility in rates associated with small adjustments in demand and availability of vessels.

- Vessel values have continued to increase. Clarkson estimates that a 5-year old 28,000 deadweight tonne handysize bulk carrier is now worth US$45 million, an increase of 45% since the beginning of the year and 20% since the end of June. The average age of our owned and long term chartered fleet is now 6.4 years.

- During the last quarter, four of our oldest ships and one younger ship have been sold, all of them with time charter backs at attractive rates. Our fleet now comprises 103 vessels on the water and 17 newbuildings on order. The operating fleet comprises 17 owned, 60 long term chartered and 26 short term charters.

- Our outlook for the market remains optimistic with positive industry fundamentals giving a solid base for future growth.

Vessel Activity Summary

	Unit	FY 2007	FY 2008
Handysize			
Cargo as % of ship commitments	%	93%	37%
Revenue days	days	20,140	23,450
Daily TCE	US$	21,920	21,000
Handymax			
Cargo as % of ship commitments	%	103%	58%
Revenue days	days	5,610	4,600
Daily TCE	US$	27,120	30,490

Market and Business Review

The current strength in the freight market is driven by the increase in demand for the "major bulk" commodities of coal and iron ore as well as several "minor bulk" cargoes such as nickel ore, steel and bauxite. A shift in the grain trades towards longer-haul movements from North and South America, as opposed to Australia has further supported the handysize and handymax markets this year.

Current indications suggest a substantial increase in the price of contract iron ore as of April 2008, far in excess of the 9.6% increase in 2007; as a consequence steel mills may seek to stock pile iron ore in advance of the increase, which would likely give further support to the freight market in the short term.

The firm freight market outlook is evidenced by a 66% increase in one year handysize time charter rates[1] which now stand at US$39,425 per day net compared to US$23,750 per day net at the end of June. This outlook is encouraging charterers to look for longer term cover well beyond 2008. We have now covered 93% of our 2007 handysize revenue days at almost US$22,000 per day net after execution premium, and 37% of our 2008 handysize revenue days at almost US$21,000 per day net after expected execution premium. The additional coverage secured since our interim report has been at rates, on average, in excess of US$37,000 per day net for 2007 and US$26,500 per day net for 2008. The additional cover rate for 2008 reflects the blend of one year and longer term contracts. We have started to build a solid cover foundation for 2009, with around 23% of its revenue days covered, and 2010 at very respectable levels. We continue to adopt a cautious approach to covering through Forward Freight Agreements (FFA) and only use these instruments for hedging purposes.

In the handymax sector, one year time charter rates[1] have moved up by 75% to US$66,500 per day net compared to US$38,000 per day net since the end of June. Whilst we have seen some easing of cement demand into the USA, vigorous demand to ship coal, grains, iron ore and steels, particularly in China and India, have supported this market.

1 Clarkson

The year to end September supply of new tonnage has produced an annualised net fleet growth of 2.9% in the handysize segment and 6.2% for drybulk overall. This new tonnage is being quickly absorbed into the market.

The high prevailing rates have encouraged the creation of new yards promising earlier ship deliveries than established yards with a resultant increase in orders from 2009. However, the actual delivery of many of these vessels is far from guaranteed given the difficulties of sourcing specialised components such as main engines and cranes from their respective manufacturers, who cannot keep up with demand, and of getting acceptable refund guarantees from respectable financial institutions.

We are constantly vigilant for signs of weakness in the world economy which could impact the dry bulk market. These include the mortgage backed securities crisis in the USA, or a significant slowdown in China's growth brought about by events either within or outside the PRC government's control. Freight rates sailed through a turbulent summer for the financial markets, suggesting strength in underlying 'real economy' fundamentals. Nevertheless, we must be cautious.

Following our investment in Nanjing Port, we continue to actively develop our business in areas related to our handy shipping core, in China and elsewhere.

Fleet Development

The rapid increase in handysize vessel prices has meant we have become more selective in terms of the acquisition of additional vessels but we are actively building our fleet using operating leases where we see opportunities. However, on the back of our relationship with China Huaneng Group and the expanding Chinese coal trades, we have acquired two post panamax vessels to be delivered from a state owned Chinese shipyard in 2011. The first will be owned in a joint venture and the second is contracted to Pacific Basin.

Since our interim report, we have sold (with charter back) 4 vessels bringing our year to date total of such deals to 13. As a result of the sale and charter back of these vessels, the ratio of owned to chartered vessels has changed to 62:38 of our expected 20,140 revenue days for 2007. The average 2007 contracted daily cost of these 7,650 chartered in vessel days is around US$12,230, increasing to US$15,360 for the 11,260 chartered in vessel days for 2008 and then decreasing to US$14,350 for the 9,860 chartered in vessel days for 2009.

Core Fleet Details [6]

	Number of vessels						
	In operation			Newbuildings			Total fleet including new-buildings
	Owned	Chartered[1]	Subtotal	Owned	Chartered[1]	Subtotal	
Handysize Fleet							
As at 1 August 2007	19	39	58	11	2	13	**71**
Newbuilding delivered	–	1	1	–	(1)	(1)	–
New charters[2]	–	4	4	–	1	1	**5**
Sale and time charter back [3]	(4)	4	–	–	–	–	–
As at 1 November 2007	15	48	63	11	2	13	**76**
Handymax Fleet							
As at 1 August 2007	2	8	10	1	1	2	**12**
Newbuilding delivered	–	1	1	–	(1)	(1)	–
New charters [4]	–	3	3	–	–	–	**3**
As at 1 November 2007	2	12	14	1	–	1	**15**
Post Panamax Vessels							
As at 1 August 2007	–	–	–	–	–	–	–
New orders [5]	–	–	–	2	–	2	**2**
New charter [5]	–	–	–	–	1	1	**1**
As at 1 November 2007	–	–	–	2	1	3	**3**
Total Fleet as at 1 November 2007	**17**	**60**	**77**	**14**	**3**	**17**	**94**

1 Includes 27 handysize, 2 handymax and 1 post panamax vessels with purchase options

2 Includes 3 vessels which are expected to join our chartered fleet within 2007 and 1 vessel in the second quarter of 2008

3 Includes "Amazonia", the sale of which is currently expected to be completed within 2007

4 Includes 1 vessel which is expected to join our chartered fleet within 2007 and 1 vessel in the second quarter of 2008

5 The Group has a 50% interest in one of the owned newbuildings and the chartered newbuilding through its joint venture

6 Excludes minibulkers, tugs, barges, or purely managed vessels

Dividend Policy

Our policy to pay out, by way of interim and final dividends, not less than 50% of profits available for distribution in each financial year remains unchanged.

By Order of the Board
Richard Hext
Chief Executive Officer

Hong Kong, 1 November 2007

As at the date of this announcement, the executive directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive directors of the Company are Dr. Lee Kwok Yin, Simon and Daniel Rochfort Bradshaw, and the independent non-executive directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Shareholders and investors are reminded that this trading activities update for the period ended 1 November 2007 is based on the Group's internal records and management accounts, and has not been reviewed or audited by external auditors. Shareholders and investors are cautioned not to rely unduly on this trading activities update and are advised to exercise caution when dealing in the shares of the Company.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J2	November 14, 2007	Notice of Special General Meeting

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of Pacific Basin Shipping Limited (the "Company") will be held at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on Thursday, 29 November 2007 at 11:00 a.m. for the purposes of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

1. "**GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

2. **"TO ADD THE NOMINAL AMOUNT OF THE SHARES REPURCHASED UNDER RESOLUTION NO. 6 PASSED AT THE COMPANY'S 2007 ANNUAL GENERAL MEETING HELD ON 4 APRIL 2007 ("AGM") TO THE MANDATE UNDER RESOLUTION NO. 1**

THAT subject to the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the aggregate nominal amount of the shares of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the directors of the Company by Ordinary Resolution No.6 passed at the AGM shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the directors of the Company pursuant to Ordinary Resolution No.1 set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 14 November 2007

Notes:

1. For details of Resolution no. 6 passed at the AGM, please refer to the Notice of AGM published by the Company on 13 March 2007.

2. Every member entitled to attend and vote at the SGM convened by the above notice is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

3. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof (as the case may be).

4. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J3	November 14, 2007	Circular – Special General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF SPECIAL GENERAL MEETING

14 November 2007

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Bye-laws"	means the bye-laws of the Company;
"business day"	means any day on which the Stock Exchange is open for the business of dealing in securities;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	means the general mandate enabling the Company to allot, issue and deal in Shares;
"Latest Practicable Date"	means 12 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Notice"	means the notice of the SGM set out in the Appendix to this circular;
"Shareholders"	means the holders of Shares in issue;
"Shares"	means ordinary share(s) of US$0.10 each in the share capital of the Company;
"Special General Meeting" or "SGM"	the special general meeting of the Company to be held at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, on Thursday, 29 November 2007 at 11:00 a.m., notice of which is set out in the Appendix to this circular;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-executive Directors:
Robert Charles Nicholson
Patrick Blackwell Paul
The Earl of Cromer
David Muir Turnbull

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

14 November 2007

To the Shareholders

Dear Sir or Madam

GENERAL MANDATE TO ISSUE SHARES
AND
NOTICE OF SPECIAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide the Shareholders with the notice of SGM to be convened for the purpose of considering, and, if thought fit, passing the ordinary resolutions relating to the approval of the grant of general mandates to issue Shares.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 7 April 2006, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to allot, issue and deal with additional Shares of the Company upto a limit of 20% of the aggregate nominal amount of the issued share capital of the Company as at 7 April 2006. This issue mandate expired on 4 April 2007.

As the Company does not currently have a general mandate to issue shares, it wishes to propose an ordinary resolution at the SGM to grant a general and unconditional mandate to the Directors to allot, issue and deal with additional Shares of the Company upto a limit of 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the SGM (the "**Issue Mandate**").

The Directors believe the grant of the Issue Mandate is in the best interest of the Company and Shareholder as a whole. Accordingly, the grant of the Issue Mandate will be sought from the Shareholders at the SGM to authorise the Directors to allot, issue and deal with additional Shares of the Company upto 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution, which if passed shall be 29 November 2007.

PRINCIPAL BUSINESS OF THE GROUP

The Group is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a strong, reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

RIGHT TO DEMAND A POLL

Pursuant to Bye-law 66, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) any member(s) present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) member(s) present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Pursuant to Bye-law 66, the chairman will demand a poll on each of the questions submitted for determination at the forthcoming SGM. The results of the poll will be published on the Stock Exchange's and the Company's websites on the business day following the SGM.

NOTICE OF SPECIAL GENERAL MEETING

The Notice is set out in the Appendix to this circular.

There is enclosed a form of proxy for use at the SGM. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of himself. A proxy need not be a member of the Company. Whether or not you intend to be present at the SGM, you are requested to complete the form of proxy and return it to Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the SGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the SGM should you so wish.

RECOMMENDATION

The Directors believe that the proposal for the grant of the Issue Mandate is in the best interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of all related resolutions to be proposed at the SGM.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE IS HEREBY GIVEN that a Special General Meeting ("**SGM**") of Pacific Basin Shipping Limited (the "**Company**") will be held at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on Thursday, 29 November 2007 at 11:00 a.m. for the purposes of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

1. "**GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

2. **"TO ADD THE NOMINAL AMOUNT OF THE SHARES REPURCHASED UNDER RESOLUTION NO. 6 PASSED AT THE COMPANY'S 2007 ANNUAL GENERAL MEETING HELD ON 4 APRIL 2007 ("AGM") TO THE MANDATE UNDER RESOLUTION NO. 1**

THAT subject to the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the aggregate nominal amount of the shares of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the directors of the Company by Ordinary Resolution No.6 passed at the AGM shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the directors of the Company pursuant to Ordinary Resolution No.1 set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 14 November 2007

Notes:

1. For details of Resolution no. 6 passed at the AGM, please refer to the Notice of AGM published by the Company on 13 March 2007.

2. Every member entitled to attend and vote at the SGM convened by the above notice is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

3. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof (as the case may be).

4. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J4	November 14, 2007	Form of Proxy for the Special General Meeting

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

RECEIVED

FORM OF PROXY FOR THE SPECIAL GENERAL MEETING TO BE HELD ON THURSDAY, 29 NOVEMBER 2007

No. of shares to which this proxy relates (Note 1)	

I/We *(Note 2)* ____

of ____

Shareholder(s) of **PACIFIC BASIN SHIPPING LIMITED** (the "Company") hereby appoint *(Note 3)* the Chairman of the Meeting or ______________________ of ______________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company (the "Meeting") to be held at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on Thursday, 29 November 2007 and at any adjournment thereof as hereunder indicated in respect of the Resolutions set out in the Notice of Special General Meeting (the "SGM Notice"), and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For *(Note 4)*	Against *(Note 4)*
1)	To grant a general mandate to the Directors to allot shares as set out in item 1 of the SGM Notice.		
2)	To add the nominal amount of the shares repurchased under Resolution no. 6 passed at the Company's 2007 Annual General Meeting held on 4 April 2007 to the mandate granted to the Directors under Resolution no. 1 of the SGM Notice.		

Dated this __________ day of ________________, 2007.

Signature(s) *(Note 5)* ______________________________

Notes:

(1) Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(2) Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.

(3) If a proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(6) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the said persons so present whose name appears first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(7) To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's Hong Kong branch registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting or at any adjournment thereof.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J5	November 29, 2007	Special General Meeting Voting Results

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

VOTING RESULTS AT THE SPECIAL GENERAL MEETING OF PACIFIC BASIN SHIPPING LIMITED HELD ON 29 NOVEMBER 2007

At the special general meeting of Pacific Basin Shipping Limited (the "**Company**") held on Thursday, 29 November 2007 (the "**SGM**"), poll voting was demanded by the Chairman for voting on all proposed resolutions. There are no restrictions on shareholders to cast votes on any of the following resolutions at the SGM. Details of the voting results are as follows:

	RESOLUTIONS	For	Against	No. of Shares Voted
		No. of Shares Voted (%)		
1	To grant a general mandate to the Directors to allot shares as set out in item 1 of the SGM Notice.	322,969,626 (54.47%)	269,939,751 (45.53%)	592,909,377
2	To add the nominal amount of the shares repurchased under Resolution no. 6 passed at the Company's 2007 Annual General Meeting held on 4 April 2007 to the mandate granted to the Directors under resolution no. 1 of the SGM Notice.	289,653,392 (48.85%)	303,255,985 (51.15%)	592,909,377

Resolution 1 was passed as an ordinary resolution. As less than 50% of the votes were cast in favour of Resolution 2, Resolution 2 was not passed as an ordinary resolution.

Shareholders may refer to the Company's circular dated 14 November 2007 for further details of the resolutions.

As at the date of the SGM, the issued share capital of the Company was 1,583,880,109 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the SGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the SGM.

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the SGM.

By the Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 29 November 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K1	December 3, 2007	Proposed Issue of Guaranteed Convertible Bonds Due 2013 Convertible into Ordinary Shares of Pacific Basin Shipping Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold only in accordance with all applicable laws and regulations.

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

PROPOSED ISSUE OF GUARANTEED CONVERTIBLE BONDS DUE 2013 CONVERTIBLE INTO ORDINARY SHARES OF PACIFIC BASIN SHIPPING LIMITED

The Company announces that on 3 December 2007 the Company as guarantor and the Issuer (a wholly-owned subsidiary of the Company) have entered into the Subscription Agreement with the Lead Manager in connection with the issue by the Issuer of the Firm Bonds with an initial aggregate principal amount of US$350,000,000 (approximately HK$2,725 million) and subject to the exercise of the Upsize Option by the Lead Manager, the Optional Bonds with an aggregate principal amount of US$40,000,000 (approximately HK$311 million). The Bonds are convertible in the circumstances set out therein into ordinary shares of US$0.10 each in the share capital of the Company at an initial conversion price of HK$19.28 (subject to adjustment). The payment obligations of the Issuer and the due performance by the Issuer of its obligations under the Bonds and the Trust Deed will be guaranteed by the Company.

The initial Conversion Price is HK$19.28 per Share, representing a premium of 27.0% over the closing price of the Shares quoted on the Stock Exchange on 3 December 2007 being the date on which the Subscription Agreement was signed. Assuming full conversion of the Bonds (including the Optional Bonds) at the initial Conversion Price of HK$19.28 per Share, the Bonds (including the Optional Bonds) will be convertible into approximately 157,511,047 Shares (subject to adjustment), representing approximately 9.90% of the issued share capital of the Company as at the date of this announcement and approximately 9.00% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The Lead Manager has been granted an Upsize Option which can be exercised, in whole or in part, on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further US$40,000,000 (approximately HK$311 million) in aggregate principal amount of the Optional Bonds.

The Bondholders will have the right to convert all or some of their Bonds in the circumstances set out therein into Shares at any time from nine months after the Closing Date up to the close of business on 25 January 2013. In certain limited circumstances, the Bonds may be converted prior to the date which is nine months after the closing Date. Unless previously purchased and cancelled, redeemed or converted, the Bonds will be redeemed at 100% of their principal amount on the Maturity Date.

The estimated net proceeds from the issue of the Bonds (including the Optional Bonds), after deduction of commission and concession, amount to approximately HK$2,994 million. The proceeds are currently intended to be used by the Company for general corporate and working capital purposes including funding its existing capital commitments and financing possible acquisitions.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" below for further information.

As the Subscription Agreement may or may not complete, the Bonds may or may not be issued and/or the Conversion Shares may or may not be listed on the Stock Exchange, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the special general meeting of the Company held on 29 November 2007. As at the date of this announcement, no Share have been issued under such general mandate.

Applications will be made to the Stock Exchange for (i) the listing of and permission to deal the Conversion Shares and (ii) the listing of the Bonds on the Stock Exchange as selectively marketed securities.

THE SUBSCRIPTION AGREEMENT

Date: 3 December 2007

Parties:

1. The Company;

2. The Issuer, being PB Issuer Limited, a wholly-owned subsidiary of the Company; and

3. The Lead Manager, being Goldman Sachs (Asia) L.L.C., which to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, is not a connected person of the Company and is a third party independent of the Company and connected persons of the Company.

Subscription:

1. Subject to the fulfillment of the conditions set out below in the section headed "Conditions Precedent", the Lead Manager has agreed to subscribe or to procure subscribers to subscribe the Firm Bonds with an initial aggregate principal amount of US$350,000,000 (approximately HK$2,725 million) and if the Upsize Option is exercised to subscribe or to procure subscribers to subscribe the Optional Bonds with an aggregate principal amount of up to US$40,000,000 (approximately HK$311 million). To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, the more than six subscribers who are private individuals or institutional investors, and their ultimate beneficial owners are, or will be, third parties independent of and not connected with the Company or any connected persons of the Company.

2. The Bonds will be offered and sold to persons outside the United States in reliance upon Regulation S of the US Securities Act and to professional investors in Hong Kong and elsewhere (other than the United States).

Conditions precedent:

The obligations of the Lead Manager to subscribe and pay for the Bonds are subject to, among others, the following conditions precedent:

1. the Lead Manager shall have been satisfied with the results of its due diligence investigations on the Issuer, the Company and its subsidiaries for the purposes of the preparation of the Offering Circular, and the Offering Circular shall have been prepared in form and content satisfactory to the Lead Manager;

2. execution of documents including Trust Deed by relevant parties on or prior to the Closing Date;

3. obtaining of the approval from the Stock Exchange subject to any conditions reasonably satisfactory to the Lead Manager, to list the Bonds and the Conversion Shares (or, in each case, the Lead Manager being satisfied that such listing will be granted);

4. delivery on the date of the Subscription Agreement, the publication date of the Offering Circular and on the Closing Date and the Option Closing Date (if any) to the Lead Manager of comfort letters from the Company's auditor;

5. delivery on or prior to the Closing Date and the Option Closing Date (if any) to the Lead Manager of legal opinions, each in a form reasonably satisfactory to the Lead Manager, from the legal advisers to the Issuer as to the British Virgin Islands law, the legal advisers to the Company as to Bermudan law; and the legal advisers to the Company as to English and Hong Kong law and the legal advisers to the Lead Manager as to English law;

6. the representations and warranties of the Issuer and the Company set out in Subscription Agreement shall be true, accurate and correct in all respects at the Closing Date and the Option Closing Date (if any), and as if they were made on such dates; and

7. non-occurrence at the Closing Date and the Option Closing Date (if any) of any change, or any development or event reasonably likely to involve a change, in the condition (financial or other), operations, business or properties of the Issuer, the Company or the Group, which, in the opinion of the Lead Manager, is material and adverse and which makes it, in the opinion of the Lead Manager, impracticable to market the Bonds on the terms and in the manner contemplated herein.

If any of the foregoing conditions is not satisfied, the Subscription Agreement shall be terminated and the parties thereto shall (subject to the certain provisions of the Subscription Agreement) be released and discharged from their respective obligations thereunder, provided that the Lead Manager, may at its discretion and upon such terms as it thinks fit, waive compliance with the whole or any part of the conditions precedent.

Upsize Option:	The Lead Manager has been granted an Upsize Option which can be exercised, in whole or in part and, on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further US$40,000,000 (approximately HK$311 million) in aggregate principal amount of the Optional Bonds.
Termination:	The Lead Manager may at any time prior to payment of the net subscription monies for the Bonds to the Issuer, terminate the Subscription Agreement upon the occurrence of certain circumstances which include, amongst other things, in the opinion of the Lead Manager there shall have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, the Nasdaq Stock Market, Inc., the London Stock Exchange plc and/or the Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities or the Shares on the Hong Kong Stock Exchange; (iii) a general moratorium on commercial banking activities in New York, London or Hong Kong declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom or Hong Kong; (iv) a change or development involving a prospective change in taxation in the British Virgin Islands, Bermuda or Hong Kong affecting the Issuer, the Company, the Shares or the Bonds or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States, the United Kingdom or Hong Kong or the declaration by the United States, the United Kingdom or Hong Kong of a national emergency or war; or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls, if the effect of any such event specified in clause (v) or (vi) in the judgment of the Lead Manager makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Bonds being delivered at such time on the terms and in the manner to be contemplated in the Offering Circular.

PRINCIPAL TERMS OF THE BONDS

The principal terms of the Bonds, which will be constituted by a trust deed to be entered into between the Issuer, the Company and the Trustee, are summarised as follows:

Issuer:	PB Issuer Limited, a company incorporated with limited liability in the British Virgin Islands, which is a wholly-owned subsidiary of the Company.
Guarantor:	The Company.
Principal amount:	The aggregate principal amount of the Bonds (excluding Optional Bonds) will be US$350,000,000 (approximately HK$2,725 million) or US$390,000,000 (approximately HK$3,037 million) if all the Optional Bonds are issued.

Issue and Redemption Price: 100% of the principal amount of the Bonds.

Interest: The Bonds bear interest from the Closing Date at the rate of 3.3% per annum of the principal amount of the Bonds. Interest is payable semi-annually in equal instalments in arrear on 1 February and 1 August in each year, except that the first payment of interest, to be made on 1 August 2008, will be in respect of the period from the Closing Date to 1 August 2008.

Conversion period: Subject to the relevant Bondholder complying with the procedures relating to conversion, Bondholder(s) may exercise conversion rights at any time from nine months after the Closing Date up to 25 January 2013 (the "Conversion Period"), provided that:

(1) during the period commencing from the Closing Date and ending on the date which is nine months after the Closing Date, the Conversion Period shall be modified and the conversion rights may be exercised if:

(a) a Change of Control occurs, in which case the Conversion Period shall commence on the date on, and the conversion rights may be exercisable from, which such Change of Control becomes effective;

(b) a Delisting (as defined in the terms and conditions of the Bonds) occurs or the Issuer gives notice to the Bondholders in respect of a Delisting in accordance with the terms and conditions of the Bonds, in which case the Conversion Period shall commence on, and the conversion rights may be exercised from the earlier of (i) the date on which notice is given in respect of the Delisting and (ii) the date of occurrence of such Delisting;

(c) an Event of Default (as defined in the terms and conditions of the Bonds) occurs (regardless of whether any notice has been given or if such event is continuing), in which case the Conversion Period shall commence on the date of occurrence of such Event of Default;

(d) the Bonds are called for redemption by the Issuer, in which case the Conversion Period shall commence on, and the conversion rights may be exercisable from, the date the relevant notice is given by the Issuer to the Bondholders; and

(e) any person, or persons acting together, announces a general offer to acquire the shares of the Company, in which case the Conversion Period shall commence on the date of such announcement; and

(f) subject to sub-paragraph (iii) below, during any two consecutive Trading Day period, the trading price per US$10,000 principal amount of the Bonds for each Trading Day in such period was equal to or less than 99% of the Parity Value (as defined in the terms and conditions of the Bonds) in respect of such Trading Day, in which case the Conversion Period shall commence on, and the conversion rights may be exercised from, the date following such Trading Day period; the trading price of the Bonds on any Trading Day shall be:

(i) the bid price of the Bonds available on Bloomberg under page "ALLQ" as of 4:00 p.m. Hong Kong time as quoted by the Listing Manager or any of its affiliates;

(ii) if there is no quotation by the Listing Manager or any of its affiliates available on Bloomberg under page "ALLQ" as of 4:00 p.m. Hong Kong time, the trading price of the Bonds shall be the average of the bid price quotes of the Bonds available on Bloomberg under page "ALLQ" as of 4:00 p.m. Hong Kong time without regard to (i) any quotes that are not updated as of the relevant Trading Day and (ii) the two quotes with the highest values; and

(iii) in determining the trading price of the Bonds under sub-paragraph (ii) above, if less than three quotations are available on Bloomberg under page "ALLQ" as of 4:00 p.m. Hong Kong time, the Conversion Period shall commence on, and the conversion rights may be exercised from, such Trading Day; and

(II) during the period commencing nine months after the Closing Date and ending on 3 November 2010, the conversion rights may only be exercised if one of the following events shall have occurred since the Closing Date:

(a) one of the events set out in sub-paragraph (I)(a) to (f) above having occurred; or

(b) if during any five consecutive Trading Day period, the Closing Price of the Shares for each Trading Day in such period was at least 120% of the Conversion Price then in effect, provided that if there shall occur an event giving rise to a change in the Conversion Price during any such five consecutive Trading Day period, appropriate adjustments for the relevant days approved by an independent investment bank shall be made for the purpose of calculating the closing price for such days.

Conversion Price:	The Bonds will be convertible into Shares at an initial Conversion Price of HK$19.28 per Share. The initial Conversion Price at HK$19.28 per Share represents (i) a premium of 27.0% to the closing price of HK$15.18 per Share as quoted on the Stock Exchange on 3 December 2007, being the date of the Subscription Agreement; (ii) a premium of 30.1% to the 5-day average closing price of the Shares as quoted on the Stock Exchange for the five Trading Days ended 3 December 2007 of HK$14.82; and (iii) a premium of 31.4% to the 10-day average closing price of the Shares as quoted on the Stock Exchange for the 10 Trading Days ended 3 December 2007 of HK$14.68. The Conversion Price will be subject to adjustment for, amongst other things, subdivision, reclassification or consolidation of Shares, capitalisation of profits or reserves, capital distribution, rights issues of Shares or options over Shares, rights issues of other securities, issues at less than current market price, modification of rights of conversion and other offers to Shareholders.
Ranking of Conversion Shares:	Conversion Shares will rank *pari passu* in all respects with the Shares in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.
Redemption at the option of the Bondholder:	On 1 February 2011, each Bondholder will have the right, at such Bondholder's option, to require the Issuer to redeem all or some of the Bonds at 100% of the principal amount, together with accrued but unpaid interest.
Redemption at the option of the Issuer:	The Issuer may redeem the Bonds in whole, but not in part, at a redemption price equal to 100% of their principal amount together with accrued but unpaid interest: (i) on or at any time after 1 February 2011, if the closing price of the Shares (as quoted on the Stock Exchange) for the 30 consecutive Trading Days immediately prior to the date upon which notice of such redemption is given, was at least 130% of the Conversion Price then in effect; or (ii) at any time prior to maturity if at least 90% of the principal amount of the Bonds have already been converted, redeemed or purchased and cancelled.

Redemption for taxation reasons:	The Issuer may redeem all, but not some only, of the Bonds at 100% of their principal together with accrued but unpaid interest at the date fixed for redemption in the event of changes in or amendment to the laws and regulations regarding taxation in the British Virgin Islands, Bermuda or Hong Kong. If the Issuer exercises its tax redemption right, each Bondholder shall have the right to elect that all or a portion of its Bonds shall not be redeemed. Upon the exercise of the no-redemption right with respect to such Bonds, any payments due after the relevant date shall be made subject to any deduction or withholding required under the laws of the British Virgin Islands, Bermuda or Hong Kong (as applicable).
Redemption for Delisting:	Each Bondholder shall have the right, at such Bondholder's option, to require the Company to redeem in whole, but not in part, of such Bondholder's Bonds at 100% of their principal amount together with accrued but unpaid interest upon the Shares ceasing to be listed or admitted to trading on the Stock Exchange or an Alternative Stock Exchange (as defined in the terms and conditions of the Bonds).
Redemption for Change of Control:	Following the occurrence of a Change of Control and subject to the relevant Bondholder complying with the procedures relating to such redemption, each Bondholder shall have the right, at such Bondholder's option, to require the Issuer to redeem in whole, but not in part, of such Bondholder's Bonds at 100% of their principal amount, together with accrued but unpaid interest.
Maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the conditions of the Bonds, the Company will redeem each Bond at 100% of its principal amount on the Maturity Date.
Voting Rights:	Bondholders will not have any right to attend or vote in any meeting of the Company by virtue of them being Bondholders, and until and unless they have converted their Bonds into Shares.
Negative Pledge:	So long as any Bond remains outstanding, neither the Issuer nor the Company will, and will ensure that none of its subsidiaries will, create or have outstanding, any form of encumbrance, upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness, without at the same time or prior thereto according to the Bonds and the coupons the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity or such other security as either (i) the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders or (ii) shall be approved by the Bondholders.

Listing: Application will be made for the listing of the Bonds on the Stock Exchange as selectively marketed securities. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

ISSUE UNDER GENERAL MANDATE

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the special general meeting of the Company held on 29 November 2007. As at the date of this announcement, no Shares have been issued under such general mandate.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION

Based on the initial Conversion Price of HK$19.28 per Share and assuming full conversion of the Bonds (including the Optional Bonds), the Bonds (including the Optional Bonds) will be convertible into 157,511,047 Shares (subject to adjustment), representing approximately 9.9% of the issued share capital of the Company as at the date of this announcement and approximately 9.0% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the Bonds Issue (by reference to current shareholdings):

	Existing (as at the date of this announcement)		**Assuming the Bonds (including the Optional Bonds) are fully converted into Shares at the initial Conversion Price of HK$19.28 each**	
Shareholder	**No. of Shares**	**% of issued share capital of the Company**	**No. of Shares**	**% of enlarged share capital of the Company**
JP Morgan Chase & Co. *(Note 1)*	142,489,728	9.00%	142,489,728	8.18%
BNP Paribas Jersey Trust Corporation Limited *(Note 2)*	88,360,847	5.58%	88,360,847	5.07%
Public Shareholders	1,353,029,534	85.42%	1,353,029,534	77.70%
Bondholders	–	–	157,511,047	9.05%
Total	1,583,880,109	100%	1,741,391,156	100%

Notes:

1. The Shares held by J.P. Morgan Chase & Co. are held in the capacities as beneficial owner (relating to 827,000 Shares), investment manager (relating to 97,596,000 Shares) and custodian corporation/approved lending agent (relating to 44,066,728 Shares).

   All the interests stated above represent long positions, no short positions were recorded in the register maintained under Section 336 of the Securities and Future Ordinance as at 30 November 2007.

2. The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon, a director of the Company.

USE OF PROCEEDS

The net proceeds from the issue of the Bonds (including the Optional Bonds), after deduction of commission and expenses, are estimated to be approximately HK$2,994 million and are presently intended to be used by the Company for general corporate and working capital purposes including funding its existing capital commitments and for financing possible acquisitions should suitable opportunities arise in the future.

REASONS FOR AND BENEFITS OF THE BONDS ISSUE

The Bonds Issue will raise immediate funds for the Company which can be used for general corporate and working capital purposes including funding its existing capital commitments and financing possible acquisitions. The conversion of the Bonds into the Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that this will facilitate the development and expansion of the Company. Taking into account that the Conversion Price represents a significant premium to the closing price of the Shares as quoted on the Stock Exchange on 3 December 2007, the Directors are of the view that the terms and conditions of the Bonds are fair and reasonable and are in the interest of the Group as a whole.

INFORMATION ON THE GROUP

The Group is one of the world's leading dry bulk shipping companies, operating principally in the Asia Pacific region. It provides marine transportation services and logistical support to its customers through the commercial operation of a large, modern and uniformly-sized fleet of Handymax and Handysize dry bulk carriers. The Group specialises in transporting minor bulk commodities, including forest products, iron and steel products, fertilizer, agricultural products, cement and other products, generally out of commodities rich regions such as Australia, New Zealand and the west coast of North America into the high consumption areas of China and elsewhere in Asia.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" above for further information.

As the Subscription Agreement may or may not complete, the Bonds may or may not be issued and/or the Conversion Shares may or may not be listed on the Stock Exchange, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

FUND RAISING IN THE LAST 12 MONTHS

The Company has not issued any equity securities or convertible notes to raise funds in the past 12 months preceding the date of this announcement.

APPLICATION FOR LISTING

Applications will be made to the Stock Exchange for (i) the listing of, and permission to deal in, the Conversion Shares and (ii) the listing of the Bonds on the Stock Exchange as selectively marketed securities.

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Bond(s)"	the Firm Bonds and the Optional Bonds (if any)
"Bondholder(s)"	holder(s) of the Bonds from time to time
"Bonds Issue"	the subscription and issue of the Firm Bonds with an initial aggregate principal amount of US$350,000,000 and the Optional Bonds with an aggregate principal amount of US$40,000,000 under the Subscription Agreement
"Change of Control"	means (i) when any person or persons, acting together, acquires control of at least 50% of the voting rights of the issued share capital of the Company or the right to appoint and/or remove all or the majority of the members of the Board or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise; or (ii) the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over the Company or the successor entity
"Closing Date"	the date (expected to be on 20 December 2007 or such other date as the Issuer, the Company and the Lead Manager may agree) on which the Firm Bonds are issued

"Company"	Pacific Basin Shipping Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed to that term in the Listing Rules and "connected persons" shall be constructed accordingly.
"control"	the acquisition or control at least 50% of the voting rights of the issued share capital of the Company or the right to appoint and/or remove all or the majority of the members of the Board or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise
"Conversion Date"	the conversion date in respect of a Bond
"Conversion Price"	the price per Share at which the Bonds may be converted into Shares and the initial conversion price being HK$19.28 per Share (subject to adjustment)
"Conversion Shares"	Shares to be allotted and issued by the Company upon conversion of the Bonds
"Directors"	directors of the Company
"Firm Bonds"	the 3.3% Guaranteed Convertible Bonds due 2013 of an initial aggregate principal amount of US$350,000,000
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	PB Issuer Limited, a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of the Company
"Lead Manager"	Goldman Sachs (Asia) L.L.C
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the date on which the Bonds mature, namely, 1 February 2013
"Offering Circular"	the circular which the Issuer is required to provide to prospective Bondholder(s) or investors in relation to Bonds Issue

"Optional Bonds"	the additional 3.3% Guaranteed Convertible Bonds due 2013 Bonds with an aggregate principal amount up to US$40,000,000 to be subscribed by the Lead Manager or investors procured by the Lead Manager at the election of the Lead Manager
"Option Closing Date"	the date on which the Optional Bonds are to be issued
"Publication Date"	the date of the Offering Circular, which is expected to be three business days prior to the Closing Date or such other date as may be agreed between the Issuer, the Company and the Lead Manager
"Relevant Indebtedness"	means any future and present indebtedness in the form of or represented by debentures, loan stock, bonds, notes, bearer participation certificates, depositary receipts, certificates of deposit or other similar securities or instruments or by bills of exchange drawn or accepted for the purpose of raising money which are, or are capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over the counter or on any other securities market (which for the avoidance of doubt does not include bi-lateral loans, syndicated loans or club deal loans)
"Share(s)"	ordinary share(s) of US$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the conditional subscription agreement entered into between the Issuer, the Company and the Lead Manager on 3 December 2007 in relation to the Bonds Issue
"substantial shareholder"	has the meaning ascribed to such term as in the Listing Rules
"Trading Day"	a day on which the Stock Exchange is open for dealing business
"Trust Deed"	the deed constituting the Bonds
"Trustee"	The Hongkong and Shanghai Banking Corporation Limited
"United States or US"	the United States of America, its territories and possessions, any State of the United States
"Upsize Option"	an option granted by the Issuer to the Lead Manager to subscribe for all or some of the Optional Bonds commencing from 3 December 2007 and ending on the 30th day following the Closing Date

"US$"	US dollars, the lawful currency of the US
"%"	per cent

By order of the Board of
Pacific Basin Shipping Limited
Andrew T. Broomhead
Company Secretary

Hong Kong, 3 December 2007

Notes:

An exchange rate of US$1.00 to HK$7.7867 has been used for the conversion of US dollars into HK dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Mr. Christopher Richard Buttery, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Wang Chunlin and Mr. Jan Rindbo, the non-executive Directors of the Company are Mr. Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Mr. Robert Charles Nicholson, Mr. Patrick Blackwell Paul, The Earl of Cromer and Mr. David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K2	December 4, 2007	Board Changes

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

BOARD CHANGES

On 4 December 2007, the Board of the Company announces that with effect from 1 January 2008, Mr. Allister George Morrison (also known as Alasdair Morrison) will become an independent non-executive director of the Company and The Earl of Cromer will stand down from the position of independent non-executive director of the Company.

In addition, reference is made to the announcement of the Company dated 7 August 2007 relating to Board changes and in particular that with effect from 1 January 2008 Mr. Christopher Richard Buttery, currently an executive director and chairman of the Company, would stand down from such positions and instead assume the positions of non-executive director and deputy chairman of the Company.

The Board wishes to clarify that Mr. Buttery shall still stand down from the position of chairman of the Company and assume the position of deputy chairman of the Company with effect from 1 January 2008 but instead of assuming the position of non-executive director shall continue in his position as an executive director of the Company.

Appointment of Mr. Allister George Morrison (also known as Alasdair Morrison) as an independent non-executive director

The board of directors (the "Board") of Pacific Basin Shipping Limited (the "Company" or "Pacific Basin") is pleased to announce the appointment of Mr. Allister George Morrison (also known as Alasdair Morrison) as an independent non-executive director of the Company with effect from 1 January 2008.

Mr. Morrison, aged 59, obtained a Bachelor of Arts (subsequently Master of Arts) from Cambridge University in 1971. He also attended the Program for Management Development at Harvard Business School in 1983.

Mr. Morrison was a managing director of Morgan Stanley Dean Witter Asia Limited and a member of the investment bank's global management committee. From 2000 to 2007, he was chairman of Morgan Stanley Asia, based in Hong Kong. From 2002 to February 2006, he was concurrently chairman and chief executive officer of Morgan Stanley Asia.

Prior to joining Morgan Stanley, Mr. Morrison worked for the Jardine Matheson Group from 1971 to 2000, a multinational enterprise which then had employed 160,000 people with a portfolio of businesses in over thirty countries. In 1994, Mr. Morrison became Group Managing Director for the Jardine Matheson Group. He had the following positions in the following companies which were listed on the London, Singapore and Bermuda stock exchanges: Managing Director of Jardine Matheson Holdings Ltd., Hongkong Land Holdings Ltd., Dairy Farm International Holdings Ltd., Mandarin Oriental International Ltd. and Jardine Strategic Holdings Ltd.

Mr. Morrison will enter into a service agreement with the Company under which he will agree to act as an independent non-executive director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) until 31 December 2010 or the conclusion of the 2010 annual general meeting, whichever is earlier. Mr. Morrison will receive from the Company an emolument at the rate of HK$250,000 per annum for being an independent non-executive director of the Company and a fee of HK$300,000 per annum for being a member of the Company's audit, remuneration and nomination committees. His total remuneration of HK$550,000 per annum will be payable in arrears in quarterly instalments on 31 March, 30 June, 30 September and 31 December. Mr. Morrison's emolument was agreed between the Company and Mr. Morrison and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Mr. Morrison was a member of the global management committee of Morgan Stanley, as well as a director of a number of Morgan Stanley's subsidiaries operating in Asia (the "MS Group") until April 2007. The MS Group provides asset management and securities trading services to Sun Hing Holdings Limited and its subsidiaries (the "SH Group"), which are companies controlled by discretionary trusts established by Dr. Lee Kwok Yin, Simon, a non-executive director of the Company ("Dr. Lee"). Although Mr. Morrison does not meet the factor of independence set out in Rule 3.13(3) of the Listing Rules as a result of his prior relationship with the MS Group within one year immediately prior to the date of his proposed appointment to the Board, the Company has demonstrated to the satisfaction of the Exchange that Mr. Morrison is independent and is able to carry out his duties as an independent non-executive director of the Company for the following reasons: (a) Other than Rule 3.13(3) of the Listing Rules, Mr. Morrison is able to confirm his independence to the Exchange in respect of each of the other factors set out in Rule 3.13 of the Listing Rules; (b) Mr. Morrison no longer has any employment or other existing relationship with the MS Group, nor is he a director of any company within the MS Group; (c) Mr. Morrison was not involved in the asset management, wealth management and securities trading services provided to the SH Group when he was at MS Group; (d) Dr. Lee does not himself have any direct contractual or other relationship with the MS Group and no service is directly provided to Dr. Lee by the MS Group. The MS Group only provides services to the SH Group, which are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members. Accordingly, there is only a very indirect connection between the MS Group and Dr. Lee. Furthermore, Dr. Lee is a non-executive director and one member of a 11-member board, who is not in a position to influence the choice of MS Group as a professional adviser to the Company; (e) The professional services provided to the SH Group, the amount of assets under management and the fees payable are not significant or material to either Dr. Lee or the SH Group or the MS Group; (f) Other than its asset management, wealth management and securities trading services provided to the SH Group, the MS Group does not currently provide nor has it within one year immediately prior to the date of Mr.

Morrison's proposed appointment provided services to the Company, its holding company or any of their respective subsidiaries or connected persons; and (g) After due and careful consideration, the Company's Nomination Committee considers Mr. Morrison suitably independent to carry out his duties as an independent non-executive director.

Save as disclosed above, Mr. Morrison does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Morrison does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Morrison has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board and Mr. Morrison are not aware of any other matters that need to be brought to the attention of holders of securities of the Company in relation to his appointment as director of the Company.

The Company would like to welcome Mr. Morrison in joining the Board and believes that his extensive experience will be beneficial to the Company.

Resignation of The Earl of Cromer as an independent non-executive director

The Earl of Cromer has resigned as an independent non-executive director of the Company with effect from 1 January 2008.

The Earl of Cromer has tendered his resignation as he wishes to pursue his other personal and business objectives. He confirmed that he has no disagreement with the Board and there are no matters with respect to his resignation that need to be brought to the attention of holders of securities of the Company.

The Board would like to take this opportunity to express its sincere gratitude to The Earl of Cromer for his valuable contribution and efforts to the Company over the years.

Mr. Christopher Richard Buttery to become deputy chairman but continue in his position as executive director

Reference is made to the announcement of the Company dated 7 August 2007 relating to Board changes and in particular that with effect from 1 January 2008 Mr. Christopher Richard Buttery, currently an executive director and chairman of the Company, would stand down from such positions and instead assume the positions of non-executive director and deputy chairman of the Company (the "August Announcement").

The Board wishes to clarify that Mr. Buttery shall still stand down from the position of chairman of the Company and assume the position of deputy chairman of the Company with effect from 1 January 2008 but instead of assuming the position of non-executive director shall continue in his position as an executive director of the Company.

Mr. Buttery has therefore not entered into a new service agreement with the Company in relation to acting as a non-executive director of the Company and has not entered into a consultancy agreement with the Company as described in the August Announcement.

Mr. Buttery's current executive director service agreement was entered into with the Company on 1 April 2004 and was extended on 31 March 2007 for a further three years until 1 April 2010 or the conclusion of the 2010 annual general meeting whichever is earlier or subject to three months' notice from Mr. Buttery and shall remain unchanged upon him assuming the position of executive deputy chairman. Mr. Buttery receives from the Company an emolument at the rate of US$400,000 per annum, which is inclusive of salary, rental reimbursement and retirement scheme contribution. He is also eligible to receive a bonus of up to 100% of his emolument (the "Target Bonus"). The Target Bonus will be at the discretion of the Board.

Mr. Buttery, aged 57, has over 30 years of experience in the shipping industry. He graduated from University College, Oxford University in 1971 and holds a Masters degree in Modern History. He first joined Jardine, Matheson & Company Limited and progressed through various shipping-related corporate assignments in Hong Kong, Taiwan, and Japan, becoming a director of Jardine Shipping Limited in 1979 after completing the London Business School Executive Programme. He founded the original Pacific Basin business in 1987 and was chairman and chief executive when that business was listed on Nasdaq in New York from 1994 to 1996. The business was acquired by a Malaysian group in September 1996 and, after one year as an advisor to the acquiror, he resigned and was instrumental in re-establishing the current Pacific Basin in 1998. Mr. Buttery became a deputy chairman of the Company in 2001 and chairman in March 2004. He has served as a director of Jardine Fleming Japanese Smaller Companies Limited (listed on The London Stock Exchange) and is also a director of The Ton Poh Emerging Thailand Fund which is a private company.

Save as disclosed above, Mr. Buttery does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Buttery is a beneficial owner of 4,000,000 shares in the Company. Other than these shares, Mr. Buttery does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Buttery has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Buttery confirms that there is no disagreement with the Board and there are no matters with respect to his re-designation as an executive director and deputy chairman of the Company that need to be brought to the attention of holders of securities of the Company.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 4 December 2007

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K3	December 5, 2007	Proposed Issue of Guaranteed Convertible Bonds Due 2013 Convertible into Ordinary Shares of Pacific Basin Shipping Limited – Full Exercise of Upsize Option

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

PROPOSED ISSUE OF GUARANTEED CONVERTIBLE BONDS DUE 2013 CONVERTIBLE INTO ORDINARY SHARES OF PACIFIC BASIN SHIPPING LIMITED

FULL EXERCISE OF UPSIZE OPTION

The Company announced on 3 December 2007 a proposed issue of Firm Bonds due 2013 in aggregate principal amount of US$350,000,000 (approximately HK$2,725 million).

On 5 December 2007, the Company has received a notice that the Lead Manager has irrevocably exercised the Upsize Option in full in respect of the Optional Bonds with an aggregate principal amount of US$40,000,000 (approximately HK$311 million). The aggregate principal amount of the Firm Bonds and the Optional Bonds is US$390,000,000 (approximately HK$3,037 million).

Applications will be made to the Stock Exchange for (i) the listing of and permission to deal the Conversion Shares and (ii) the listing of the Bonds on the Stock Exchange as selectively marketed securities.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. As the Subscription Agreement may or may not complete, the Bonds may or may not be issued and/or the Conversion Shares may or may not be listed on the Stock Exchange, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Reference is made to the announcement of the Company dated 3 December 2007 in relation to the proposed issue of Bonds (the "Announcement"). Terms used in the Announcement are used with those defined meanings in this announcement, unless otherwise defined herein.

The Company announced on 3 December 2007 a proposed issue of Firm Bonds due 2013 in aggregate principal amount of US$350,000,000 (approximately HK$2,725 million).

On 5 December 2007, the Company has received a notice that the Lead Manager has irrevocably exercised the Upsize Option in full in respect of the Optional Bonds with an aggregate principal amount of US$40,000,000 (approximately HK$311 million). The aggregate principal amount of the Firm Bonds and the Optional Bonds is US$390,000,000 (approximately HK$3,037 million).

The Bonds are convertible into ordinary shares of US$0.10 each in the share capital of the Company. The estimated net proceeds from the issue of the Bonds, after deduction of commission and concession, amount to US$384,540,000 (approximately HK$2,994 million), which are currently intended to be used by the Company for general corporate and working capital purposes including funding its existing capital commitments and financing possible acquisitions.

Applications will be made to the Stock Exchange for (i) the listing of and permission to deal the Conversion Shares and (ii) the listing of the Bonds on the Stock Exchange as selectively marketed securities.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. As the Subscription Agreement may or may not complete, the Bonds may or may not be issued and/or the Conversion Shares may or may not be listed on the Stock Exchange, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

By order of the Board of
Pacific Basin Shipping Limited
Andrew T. Broomhead
Company Secretary

Hong Kong, 5 December 2007

Notes: An exchange rate of US$1.00 to HK$7.7867 has been used for the conversion of US dollars into HK dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Mr. Christopher Richard Buttery, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Wang Chunlin and Mr. Jan Rindbo, the non-executive Directors of the Company are Mr. Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Mr. Robert Charles Nicholson, Mr. Patrick Blackwell Paul, The Earl of Cromer and Mr. David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K4	December 18, 2007	Notice of listing on the Stock Exchange of Hong Kong Limited – U.S. $390m 3.3% Guaranteed Convertible Bonds Due 2013

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

PB ISSUER LIMITED (the "Issuer")

(incorporated in the British Virgin Islands with limited liability)

US$390,000,000
3.3% Guaranteed Convertible Bonds due 2013
(the "Convertible Bonds")
(Stock Code: 1606)
convertible into ordinary shares of, and
unconditionally and irrevocably guaranteed by,

PACIFIC BASIN SHIPPING LIMITED (the "Guarantor")

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

Sole Bookrunner

Goldman Sachs (Asia) L.L.C.

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Bonds as described in the Offering Circular dated 17 December 2007 and such listing of and permission to deal in the Convertible Bonds is expected to become effective on or about 21 December 2007.

By order of the Board of
Pacific Basin Shipping Limited
Andrew T. Broomhead
Company Secretary

Hong Kong, 18 December 2007

As at the date of this announcement, the Board of Directors of the Issuer comprises five directors, namely, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Andrew Thomas Broomhead, Ms. Mok Kit Ting Kitty and Mr. Sainath Venkatrao.

As at the date of this announcement, the executive Directors of the Guarantor are Mr. Christopher Richard Buttery, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Wang Chunlin and Mr. Jan Rindbo, the non-executive Directors of the Guarantor are Mr. Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Guarantor are Mr. Robert Charles Nicholson, Mr. Patrick Blackwell Paul, The Earl of Cromer and Mr. David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K5	December 21, 2007	Acquisition of a Vessel to be Constructed

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DISCLOSEABLE TRANSACTION: ACQUISITION OF A VESSEL TO BE CONSTRUCTED

On 21 December 2007, an indirect wholly-owned subsidiary of the Company entered into the MOA with K.Y. Sea Shipping S.A. (the "Seller") to acquire from it a newbuilding handysize vessel (the "Vessel") for a consideration of JPY5,100,000,000 or approximately US$45,737,000 (approximately HK$356,748,600). The Vessel is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008.

Principal terms of the MOA are set out below in this announcement.

The acquisition of the Vessel is the result of the close relationship between the Company and the Seller, enabling the Company to secure this off-market purchase opportunity.

Such acquisition will enable the Company to secure a newbuilding vessel for its handysize fleet. The Directors consider the acquisition to be attractive taking into account the competitive US Dollar equivalent price achieved and the early delivery position of the Vessel and it is consistent with the Company's strategy of maintaining a large, modern fleet of handysize vessels.

As the ultimate beneficial owner of the Seller is the same as that of Giant Line Inc., S.A. from whom the Company acquired a newbuilding handysize vessel as previously disclosed in our announcement dated 13 February 2007, the transaction contemplated under the MOA, only when aggregated with this previously announced discloseable transaction, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement. A circular with further details of the transaction will be issued to Shareholders shortly.

BACKGROUND

On 21 December 2007, Summer Flourish Limited, an indirect wholly-owned subsidiary of the Company entered into the MOA as buyer with K.Y. Sea Shipping S.A. as seller to acquire from it a newbuilding handysize vessel for a consideration of JPY5,100,000,000 or approximately US$45,737,000 (approximately HK$356,748,600). The Vessel is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008. Principal terms of the MOA are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date	:	21 December 2007		
Parties	:	Purchaser	:	Summer Flourish Limited, which is an indirect wholly-owned subsidiary of the Company.
		Seller	:	K.Y. Sea Shipping S.A., which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the Seller is the owning of shipping vessels (including the Vessel) and the principal business activity of the ultimate beneficial owner of the Seller is the owning and operating of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions respectively disclosed in this announcement and in the announcement dated 13 February 2007 in relation to the purchase of a newbuilding handysize vessel, the Company has not entered into any transaction with the Seller or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the Seller or its ultimate beneficial owner with whom the Company has entered into any transaction to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOA.

Asset to be acquired	:	A newbuilding handysize dry bulk carrier of approximately 28,050dwt. The Vessel, with hull no. S-H546, is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008. The Company currently intends to operate the Vessel upon its delivery.
Consideration	:	JPY5,100,000,000, or approximately US$45,737,000 (approximately HK$356,748,600).

Pursuant to the MOA, the consideration for the Vessel is denominated in Japanese Yen. The above consideration in US Dollars is converted according to the forward exchange rates stipulated in the Forward Contracts.

With the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Vessel, the Company has entered into certain forward foreign exchange contracts with a bank (the "Forward Contracts") to buy a total of JPY5,100,000,000 and simultaneously sell approximately US$45,737,000 (approximately HK$356,748,600). The settlement dates of the Forward Contracts are set according to the payment terms of the MOA.

The consideration in US Dollar equivalent is considered by the Directors to be competitive. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment of the consideration of the Vessel will be satisfied entirely in cash and the Company intends to fully fund the consideration using the cash reserves of the Company.

Payment terms	:	Under the MOA, 10% of the consideration, being JPY510,000,000, or approximately US$4,523,000 (approximately HK$35,279,400) converted pursuant to the Forward Contracts, will be paid before 31 December 2007, with the balance payable in 2008 upon the delivery of the Vessel.
Guarantee	:	In connection with the purchase of the Vessel, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Seller to guarantee the performance of Summer Flourish Limited of all its obligations, duties and liabilities under the MOA.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 30 April 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place on or before 30 April 2008.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Vessel will enable the Company to secure a newbuilding vessel for its handysize fleet. The Directors consider the acquisition to be attractive taking into account the competitive US Dollar equivalent price achieved and the early delivery position of the Vessel and it is consistent with the Company's strategy of maintaining a large, modern fleet of handysize vessels.

The Directors believe that the terms of the MOA, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Vessel is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the delivery of two vessels in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 64 vessels (approximately 1.88 million dwt), including 16 owned vessels and 48 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to four vessels as at the date of this announcement.

In addition, following the signing of the MOA, the Company shall have 12 newbuilding vessels on order (approximately 0.38 million dwt in aggregate), six of which are scheduled to be delivered in 2008 and six in 2009. 11 of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 15 vessels (approximately 0.76 million dwt), including three owned vessels and 12 long-term chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 17 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed order for a post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

REASONS FOR THE ANNOUNCEMENT

As the ultimate beneficial owner of the Seller is the same as that of Giant Line Inc., S.A. from whom the Company acquired a newbuilding handysize vessel as previously disclosed in our announcement dated 13 February 2007, the transaction contemplated under the MOA, only when aggregated with this previously announced discloseable transaction, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement. A circular with further details of the transaction will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Forward Contracts"	means the forward foreign exchange contracts the Company entered into with a bank with the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Vessel, under which the Company will, in aggregate, buy JPY5,100,000,000 and simultaneously sell approximately US$45,737,000. The settlement dates are set according to the payment terms of the MOA;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Japanese Yen" or "JPY"	means Japanese yen, the lawful currency of Japan;

"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 December 2007 entered into between Summer Flourish Limited and the Seller for the acquisition of the Vessel by Summer Flourish Limited;
"Seller"	K.Y. Sea Shipping S.A.;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States of America; and
"Vessel"	means a newbuilding handysize dry bulk carrier of approximately 28,050dwt with hull no. S-H546 currently constructed and equipped by a shipyard in Japan with an expected delivery on or before 30 April 2008.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 21 December 2007

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Mr. Christopher Richard Buttery, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Wang Chunlin and Mr. Jan Rindbo, the non-executive Directors of the Company are Mr. Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Mr. Robert Charles Nicholson, Mr. Patrick Blackwell Paul, The Earl of Cromer and Mr. David Muir Turnbull.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
L1	January 10, 2008	Circular – Acquisition of Vessels to be Constructed

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTION:
ACQUISITION OF A VESSEL TO BE CONSTRUCTED

11 January 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Bonds"	means the US$390,000,000 3.3% Guaranteed Convertible Bonds due 2013 issued by PB Issuer Limited on 20 December 2007, which are unconditionally and irrevocably guaranteed by the Company and convertible into Shares at an initial conversion price of HK$19.28 per Share and are listed on the Stock Exchange under Stock Code 1606;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Forward Contracts"	means the forward foreign exchange contracts the Company entered into with a bank with the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Vessel, under which the Company will, in aggregate, buy JPY5,100,000,000 and simultaneously sell approximately US$45,737,000. The settlement dates are set according to the payment terms of the MOA;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"Japanese Yen" or "JPY"	means Japanese yen, the lawful currency of Japan;
"Latest Practicable Date"	means 9 January 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOA"	means the legally binding unconditional Memorandum of Agreement dated 21 December 2007 entered into between Summer Flourish Limited and the Seller for the acquisition of the Vessel by Summer Flourish Limited;
"Seller"	K.Y. Sea Shipping S.A.;
"Shares"	means ordinary shares of US$0.10 each in the share capital of the Company;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States of America; and

DEFINITIONS

"Vessel" means a newbuilding handysize dry bulk carrier of approximately 28,050dwt with hull no. S-H546 currently constructed and equipped by a shipyard in Japan with an expected delivery on or before 30 April 2008.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
David Muir Turnbull
Robert Charles Nicholson
Patrick Blackwell Paul
Allister George Morrison
(also known as Alasdair Morrison)

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

11 January 2008

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTION: ACQUISITION OF A VESSEL TO BE CONSTRUCTED

INTRODUCTION

On 21 December 2007, the Directors announced that an indirect wholly-owned subsidiary of the Company entered into the MOA with K.Y. Sea Shipping S.A. (the "Seller") to acquire from it a newbuilding handysize vessel (the "Vessel") for a consideration of JPY5,100,000,000 or approximately US$45,737,000 (approximately HK$356,748,600). The Vessel is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008.

Principal terms of the MOA are set out below in this circular.

The acquisition of the Vessel is the result of the close relationship between the Company and the Seller, enabling the Company to secure this off-market purchase opportunity.

Such acquisition will enable the Company to secure a newbuilding vessel for its handysize fleet. The Directors consider the acquisition to be attractive taking into account the competitive US Dollar equivalent price achieved and the early delivery position of the Vessel and it is consistent with the Company's strategy of maintaining a large, modern fleet of handysize vessels.

As the ultimate beneficial owner of the Seller is the same as that of Giant Line Inc., S.A. from whom the Company acquired a newbuilding handysize vessel as previously disclosed in our announcement dated 13 February 2007, the transaction contemplated under the MOA, only when aggregated with this previously announced discloseable transaction, constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

BACKGROUND

On 21 December 2007, Summer Flourish Limited, an indirect wholly-owned subsidiary of the Company entered into the MOA as buyer with K.Y. Sea Shipping S.A. as seller to acquire from it a newbuilding handysize vessel for a consideration of JPY5,100,000,000 or approximately US$45,737,000 (approximately HK$356,748,600). The Vessel is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008. Principal terms of the MOA are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date	:	21 December 2007		
Parties	:	Purchaser	:	Summer Flourish Limited, which is an indirect wholly-owned subsidiary of the Company.
		Seller	:	K.Y. Sea Shipping S.A., which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of the Seller is the owning of shipping vessels (including the Vessel) and the principal business activity of the ultimate beneficial owner of the Seller is the owning and operating of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions respectively disclosed in this circular and in the announcement dated 13 February 2007 in relation to the purchase of a newbuilding handysize vessel, the Company has not entered into any transaction with the Seller or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst the Seller or its ultimate beneficial owner with whom the Company has entered into any transaction to acquire, dispose of, or charter in vessels during the 12 months prior to the date of the MOA.

Asset to be acquired	:	A newbuilding handysize dry bulk carrier of approximately 28,050dwt. The Vessel, with hull no. S-H546, is currently constructed and equipped by a shipyard in Japan, with an expected delivery on or before 30 April 2008. The Company currently intends to operate the Vessel upon its delivery.
Consideration	:	JPY5,100,000,000, or approximately US$45,737,000 (approximately HK$356,748,600).

Pursuant to the MOA, the consideration for the Vessel is denominated in Japanese Yen. The above consideration in US Dollars is converted according to the forward exchange rates stipulated in the Forward Contracts, which have been entered into by the Company with the objective to mitigate the risks arising from the fluctuation of exchange rates between US Dollars and Japanese Yen during the construction of the Vessel. The settlement dates of the Forward Contracts are set according to the payment terms of the MOA.

The consideration in US Dollar equivalent is considered by the Directors to be competitive. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of newbuildings of comparable size and year of delivery in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of newbuildings of the exact size and year of scheduled delivery of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment of the consideration of the Vessel will be satisfied entirely in cash and the Company intends to fully fund the consideration using the cash reserves of the Company.

Payment terms	:	Under the MOA, 10% of the consideration, being JPY510,000,000, or approximately US$4,523,000 (approximately HK$35,279,400), was paid after signing the MOA, with the balance payable in 2008 upon the delivery of the Vessel.
Guarantee	:	In connection with the purchase of the Vessel, PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into a guarantee with the Seller to guarantee the performance of Summer Flourish Limited of all its obligations, duties and liabilities under the MOA.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 30 April 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place on or before 30 April 2008.

Financial effects of the acquisition of the Vessel

Following the delivery of the Vessel, the Group's fixed assets (owned vessels) will increase by the amount of the consideration of approximately US$45,737,000 (approximately HK$356,748,600). It is intended that the consideration of the Vessel will be fully satisfied using the cash reserves of the Company. Hence, the Group's current assets are expected to reduce by US$45,737,000 (approximately HK$356,748,600).

The acquisition of the Vessel will enable the Company to secure an additional newbuilding vessel for its handysize fleet, which the Directors consider will enhance the earnings of the Group following the delivery of the Vessel.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The acquisition of the Vessel will enable the Company to secure a newbuilding vessel for its handysize fleet. The Directors consider the acquisition to be attractive taking into account the competitive US Dollar equivalent price achieved and the early delivery position of the Vessel and it is consistent with the Company's strategy of maintaining a large, modern fleet of handysize vessels.

The Directors believe that the terms of the MOA, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the acquisition of the Vessel is in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the delivery of a vessel in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 64 vessels (approximately 1.88 million dwt), including 16 owned vessels and 48 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to two vessels as at the Latest Practicable Date.

In addition, following the signing of the MOA, the Company has 12 newbuilding vessels on order (approximately 0.38 million dwt in aggregate), six of which are scheduled to be delivered in 2008 and six in 2009. 11 of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of two vessels in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 15 vessels (approximately 0.76 million dwt), including three owned vessels and 12 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of time charters and voyage charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 18 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another post panamax newbuilding bulk carrier of approximately 115,000dwt with an expected delivery in the first quarter of 2011 through a joint venture.

REASONS FOR THE CIRCULAR

As the ultimate beneficial owner of the Seller is the same as that of Giant Line Inc., S.A. from whom the Company acquired a newbuilding handysize vessel as previously disclosed in our announcement dated 13 February 2007, the transaction contemplated under the MOA, only when aggregated with this previously announced discloseable transaction,

constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

	US$
Authorised:	
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,584,080,109 shares (Shares of US$0.10 each)	158,408,011

All the existing issued Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

As at the Latest Practicable Date, save as the existing issued Shares and the Bonds, no part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	–	–	2,500,000[1]	–	2,500,000	0.16%
Richard M. Hext	–	2,612,994[2]	–	–	–	2,612,994	0.16%
Dr. Lee Kwok Yin, Simon	–	–	–	96,860,847[3]	–	96,860,847	6.11%
Daniel R. Bradshaw	386,417[4]	–	–	–	–	386,417	0.02%
Wang Chunlin	–	1,170,000[5]	–	–	–	1,170,000	0.07%
Klaus Nyborg	–	2,200,000[6]	–	–	–	2,200,000	0.14%
Jan Rindbo	–	4,356,370[7]	–	–	–	4,356,370	0.28%

Notes:

(1) 2,500,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii)

204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,612,994 Shares.

(3) Out of the 96,860,847 Shares, 4,430,311 Shares, 21,973,536 Shares, 56,431,500 Shares and 14,025,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(6) Pursuant to the Long Term Incentive Scheme, 2,500,000 Shares in the form of restricted share awards were granted to Mr. Nyborg on 19 September 2006. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

As at the Latest Practicable Date, the balance of Shares held by Mr. Nyborg was 2,200,000 Shares.

(7) The personal interests of Mr. Rindbo constitute 3,326,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	96,860,847	6.11%
Dr. Lee Kwok Yin, Simon[2]	Founder of a discretionary trust	96,860,847	6.11%
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	140,206,607[3] 7,372,000[4]	8.85%[3] 0.47%[4]
Morgan Stanley	Interest of corporations controlled	88,173,079[3] 35,203,002[4]	5.57%[3] 2.22%[4]

Notes:

(1) The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee, a Director of the Company.

(2) The interests stated represent long positions; no short positions were recorded in the register maintained under Section 336 of the SFO as at the Latest Practicable Date.

(3) The interests stated represent long positions.

(4) The interests stated represent short positions.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Group.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
M1	February 13, 2008	Acquisition of Vessels to be Constructed

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF VESSELS TO BE CONSTRUCTED

(A) On 13 February 2008, a wholly-owned subsidiary of the Company entered into the SPA with New Paragon Investments Limited ("NPIL") to purchase the entire share capital of Prospect Number 62 Limited ("Prospect 62") from NPIL, for a consideration of EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million). As a result of the transaction, the Company shall assume all the rights and obligations in relation to the construction and delivery of two roll on roll off ("Ro-Ro") newbuilding vessels ("NPIL Vessels"), and a time charterparty in relation to the first of these Ro-Ro newbuilding vessels. The NPIL Vessels are expected to be delivered between the third quarter of 2009 and the first quarter of 2010.

(B) Separately and on the same day, another two wholly-owned subsidiaries of the Company entered into the Odense Contracts with Odense Staalskibsvaerft A/S ("Odense A/S") to acquire from it two Ro-Ro newbuilding vessels ("Odense Vessels") each for a consideration of EUR63,400,000, or approximately US$92.4 million (approximately HK$720.7 million). The Odense Vessels are expected to be delivered between the third quarter of 2010 and the first quarter of 2011.

Ro-Ro vessels involve the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes.

Principal terms of the SPA and the Odense Contracts are set out below in this announcement.

The Directors consider that the transactions will enable the Company to establish a foothold in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

The purchase of the Sale Shares contemplated under the SPA and the acquisition of two Ro-Ro newbuilding vessels contemplated under the Odense Contracts respectively constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of these transactions will be issued to Shareholders shortly.

DESCRIPTION OF RO-RO VESSELS

Ro-Ro vessels involve the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes.

BACKGROUND OF THE SPA

On 13 February 2008, PB Vessels Holding Limited ("PBVH"), a wholly-owned subsidiary of the Company entered into the SPA with NPIL. Under the SPA, NPIL has agreed to sell and PBVH has agreed to acquire the entire share capital of Prospect 62, which is a wholly-owned subsidiary of NPIL, for a consideration of EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million).

Prospect 62 is the sole shareholder of Prospect Number 59 Limited ("Prospect 59") and Prospect Number 60 Limited ("Prospect 60"). Prospect 59 and Prospect 60 are respectively parties to the contracts for the construction and delivery of two 3,663 lane metre Ro-Ro newbuilding vessels, namely the First NPIL Vessel and the Second NPIL Vessel (collectively the "NPIL Vessels"). In addition, Prospect 59 has entered into a time charterparty ("Charterparty") with a third party ship operator in respect of the First NPIL Vessel.

Upon completion of the acquisition of the Sale Shares, the Company shall assume all the rights and obligations in respect of the NPIL Vessels and the Charterparty after the Completion Date of the SPA. The NPIL Vessels are expected to be delivered between the third quarter of 2009 and the first quarter of 2010 and will be operated by the Company upon their respective deliveries.

Principal terms of the SPA are set out below.

THE SPA

The SPA is legally binding and its terms and conditions are described below:

Date	:	13 February 2008
Parties	:	Buyer: PBVH, a direct wholly-owned subsidiary of the Company.
		Seller: NPIL, which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with its ultimate beneficial owners who comprise a diverse group of individuals, trusts and institutional investors, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of NPIL is investment holding in the shipping sector and the principal business activity of the ultimate beneficial owners of NPIL involves investment in the shipping sector.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, during the 12 months period prior to the date of the SPA, the Company has not entered into any transaction with NPIL or its ultimate beneficial owners or with parties connected or otherwise associated with one another and there are no other relationships amongst NPIL or its ultimate beneficial owners with whom the Company has entered into any transactions (including Odense A/S and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels.

Assets to be acquired : Sale Shares, comprising all of the 100 issued and outstanding shares of Prospect 62 of GBP1.00 par value each.

As at 31 December 2007, Prospect 62 has a net liability of approximately EUR98,000 (unaudited figures). It has no material assets or liabilities other than its ownership of the entire share capital of Prospect 59 and Prospect 60 and the advances to Prospect 59 and Prospect 60 in relation to the payment of the first instalments on the First NPIL Vessel and the Second NPIL Vessel, respectively. Prospect 62 incurred a net loss of approximately EUR11,000 (unaudited figures) during the period from its date of incorporation (6 July 2007) to 31 December 2007.

As at 31 December 2007, Prospect 59 and Prospect 60 each has a net liability of approximately EUR11,000 (unaudited figures), which mainly comprised capitalised vessel costs in relation to the first instalments respectively paid on the First NPIL Vessel and the Second NPIL Vessel, offset by related bank borrowings (which shall be fully prepaid by NPIL on or before Completion) and the advances from Prospect 62. Each of Prospect 59 and Prospect 60 incurred a net loss of approximately EUR12,000 (unaudited figures) during the period from their date of incorporation (13 June 2007) to 31 December 2007.

Consideration : EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million).

Pursuant to the SPA, the consideration for the Sale Shares is denominated in Euro. The above consideration in US Dollars and HK Dollars is converted according to an exchange rate of US$1.457 per Euro and HK$7.80 per US Dollar, respectively.

Such consideration represents the aggregate purchase price of the NPIL Vessels of EUR130,500,000, or approximately US$190.1 million (approximately HK$1,482.8 million), net of the unpaid future commitments of both vessels of EUR104,711,400, or approximately US$152.5 million (approximately HK$1,189.5 million).

The above aggregate purchase price of the NPIL Vessels was determined after arm's length negotiation between the parties and by reference to market intelligence the Company had gathered from shipbrokers, taking into account the indicative valuation by Maersk Broker K/S as at 6 February 2008 stating the range of EUR64 million to EUR66 million for a Ro-Ro newbuilding vessel of this type. However, as is commonly the case in the Ro-Ro shipping market, there have not been any recently published sales by third party vendors of newbuildings of the exact specification and year of scheduled delivery of the NPIL Vessels from which to make a direct comparison.

Upon completion of the acquisition of the Sale Shares, the Company shall assume all the rights and obligations in respect of the NPIL Vessels and the Charterparty, including the future instalments due in respect of the NPIL Vessels which amount to EUR104,711,400, or approximately US$152.5 million (approximately HK$1,189.5 million) in aggregate.

The Directors believe that the consideration of the Sale Shares, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Sale Shares and the future instalments on the NPIL Vessels will be satisfied entirely in cash. The Company intends to fund approximately EUR35,000,000, or approximately US$51.0 million (approximately HK$397.8 million) out of the aggregate purchase price of the NPIL Vessels (including the consideration of the Sale Shares) using its cash reserves, and approximately EUR95,500,000, or approximately US$139.1 million (approximately HK$1,085.0 million) from new bank borrowings, which the Company intends to arrange nearer the time for payment of such instalments. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms : The consideration for the Sale Shares shall be payable in full upon Completion in accordance with the SPA.

With regard to the future instalments on the NPIL Vessels which will be payable according to the stages of construction, the Company currently expects to pay EUR17,451,900, or approximately US$25.4 million (approximately HK$198.1 million) in 2008, EUR69,807,600, or approximately US$101.7 million (approximately HK$793.3 million) in 2009 and EUR17,451,900, or approximately US$25.4 million (approximately HK$198.1 million) in 2010.

Conditions	:	The Completion of the SPA is subject to the satisfaction of the following conditions, inter alia: • NPIL represents, warrants and undertakes to PBVH that the warranties and representations contained in the SPA are true, accurate and complete in all respects as of the date of the SPA and will continue to be so on each day up to and including the Completion Date; and • NPIL has delivered or caused to deliver to PBVH all documents to approve and effect the transfer of the Sale Shares as set out in the SPA. The above conditions must be satisfied by NPIL on or before the Completion Date. If any of the above conditions fail to be fulfilled on or before the Completion Date due to whatever reason, the Company shall make a further announcement.
Completion	:	Subject to the conditions in the SPA being fulfilled, completion of the transfer of the Sale Shares is expected to take place on or before 15 March 2008.
Payment guarantees	:	PBVH shall provide bank guarantees to the builder of the NPIL Vessels to guarantee the respective payment obligations of Prospect 59 and Prospect 60 for part of the future instalments on the NPIL Vessels. Such payment guarantees can be called upon should Prospect 59 or Prospect 60 fail to effect payment of the relevant amounts when they fall due.

BACKGROUND OF THE ODENSE CONTRACTS

Separately and on the same day, another two wholly-owned subsidiaries of the Company entered into the Odense Contracts with Odense A/S to acquire from it two 3,663 lane metre Ro-Ro newbuilding vessels, namely the First Odense Vessel and the Second Odense Vessel (collectively the "Odense Vessels") each for a consideration of EUR63,400,000, or approximately US$92.4 million (approximately HK$720.7 million). The Odense Vessels are expected to be delivered between the third quarter of 2010 and the first quarter of 2011 and will be operated by the Company upon their respective deliveries.

Principal terms of the Odense Contracts are set out below.

THE ODENSE CONTRACTS

Each of the Odense Contracts is legally binding, of broadly similar terms and conditions which are described below:

Date	:	13 February 2008
Parties	:	Buyers: Illuminous Limited and Kumberstar Limited, respectively for each of the Odense Contracts, each being an indirect wholly-owned subsidiary of the Company. Seller: Odense A/S, which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Odense A/S is the construction of shipping vessels and the principal business activity of the ultimate beneficial owner of Odense A/S is the construction, ownership and operation of a diverse group of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, during the 12 months period prior to the date of the Odense Contracts, the Company has not entered into any transaction with Odense A/S or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst Odense A/S or its ultimate beneficial owner with whom the Company has entered into any transactions (including NPIL and its ultimate beneficial owners) to acquire, dispose of, or charter in vessels.
Assets to be acquired	:	The First Odense Vessel and the Second Odense Vessel, both being 3,663 lane metre Ro-Ro newbuilding vessels, which are currently expected to be delivered between the third quarter of 2010 and the first quarter of 2011. The Odense Vessels will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected that the Odense Vessels will be operated by the Company upon their respective deliveries.

Consideration	:	Each vessel of EUR63,400,000 or approximately US$92.4 million (approximately HK$720.7 million), or EUR126,800,000, or approximately US$184.8 million (approximately HK$1,441.4 million) for the two vessels in aggregate.

Pursuant to the Odense Contracts, the consideration for the Odense Vessels is denominated in Euro. The above consideration in US Dollars and HK Dollars is converted according to an exchange rate of US$1.457 per Euro and HK$7.80 per US Dollar, respectively.

Such consideration was determined after arm's length negotiation between the parties and by reference to market intelligence the Company had gathered from shipbrokers, taking into account the indicative valuation by Maersk Broker K/S as at 6 February 2008 stating the range of EUR64 million to EUR66 million for a Ro-Ro newbuilding vessel of this type. However, as is commonly the case in the Ro-Ro shipping market, there have not been any recently published sales by third party vendors of newbuildings of the exact specification and year of scheduled delivery of the Odense Vessels from which to make a direct comparison.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Odense Vessels will be satisfied entirely in cash, approximately EUR33,600,000, or approximately US$49.0 million (approximately US$382.2 million) of which is expected to be funded by the cash reserves of the Company and approximately EUR93,200,000, or approximately US$135.8 million (approximately US$1,059.2 million) from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Odense Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms	:	Pursuant to the Odense Contracts, the consideration shall be payable as follows:

About 16% of the consideration, being EUR20,060,000, or approximately US$29.2 million (approximately HK$227.8 million) in aggregate, will be payable within March 2008. The balance payments will be made according to the stages of construction of the Odense Vessels and the Company currently expects to pay EUR11,860,000, or approximately US$17.3 million (approximately HK$134.9 million) in 2009, EUR77,090,000, or approximately US$112.4 million (approximately HK$876.7 million) in 2010 and EUR17,790,000, or approximately US$25.9 million (approximately HK$202.0 million) in 2011.

Payment guarantees	:	PBVH shall provide bank guarantees to Odense A/S to guarantee the respective payment obligations of Illuminous Limited and Kumberstar Limited for part of the future instalments on the Odense Vessels. Such payment guarantees can be called upon should Illuminous Limited or Kumberstar Limited fail to effect payment of the relevant amounts when they fall due.
Refund guarantees	:	Odense A/S shall provide bank guarantees to the respective buyers under the Odense Contracts to guarantee the repayment of certain consideration paid to Odense A/S. Such guarantees can be called upon should any of the Odense Contracts be cancelled and/or rescinded by the relevant buyers in accordance with the terms and conditions therein. Circumstances that the respective buyers will be entitled to cancel and/or rescind the Odense Contracts include, inter alia, (i) delay in delivery; (ii) deficiency in speed; (iii) excessive fuel consumption; (iv) deficiency in actual deadweight; and (v) deficiency in trailer loading capacity, in excess of the allowed limit.
Delivery	:	The Directors currently expect that, subject to any extensions that may be agreed between the respective buyers and Odense A/S under the Odense Contracts, the delivery of the First Odense Vessel and the Second Odense Vessel will take place on or before the third quarter of 2010 and the first quarter of 2011, respectively.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The Directors consider that the transactions will enable the Company to establish a foothold in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

The Directors believe that the terms of the SPA and the Odense Contracts, which were respectively determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and transactions contemplated under such contracts are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Ro-Ro Vessels on Order

Following (i) the signing and Completion of the SPA and (ii) the signing of the Odense Contracts, the Company shall own 4 Ro-Ro newbuilding vessels, with respective deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Handysize Fleet

Following the delivery of a vessel in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 65 vessels (approximately 1.92 million dwt), including 17 owned vessels and 48 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the IHC Pool. Outside the core handysize fleet, the IHC Pool also operates a number of short-term chartered-in vessels, amounting to 7 vessels as at the date of this announcement.

In addition, the Company has 11 newbuilding vessels on order (approximately 0.34 million dwt in aggregate), 5 of which are scheduled to be delivered in 2008 and 6 in 2009. 10 of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 16 vessels (approximately 0.80 million dwt), including 3 owned vessels and 13 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the IHX Pool. Outside the core handymax fleet, the IHX Pool also operates a number of short-term chartered-in vessels, amounting to 20 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000dwt newbuilding bulk carrier and a long-term charter of a 95,000dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

REASONS FOR THE ANNOUNCEMENT

The purchase of the Sale Shares contemplated under the SPA and the acquisition of two Ro-Ro newbuilding vessels contemplated under the Odense Contracts, respectively constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular containing further details of these transactions will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Charterparty"	means the time charterparty dated 18 October 2007 that was entered into between Prospect 59 and the charterer for the time charter of the First NPIL Vessel that will commence upon its delivery;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Completion"	means the completion of the SPA pursuant to its terms and conditions therein;
"Completion Date"	means the date on which the Completion takes place;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of dry bulk vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Euro" or "EUR"	means Euro, the lawful currency of the European Union's Euro zone;
"First NPIL Vessel"	means a 3,663 lane metre Ro-Ro newbuilding vessel of hull no. L218 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the third quarter of 2009;
"First Odense Vessel"	means a 3,663 lane metre Ro-Ro newbuilding vessel of hull no. L233 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the third quarter of 2010.

"GBP"	means British Pound, the lawful currency of the United Kingdom;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong;
"IHC Pool"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHC Pool is operated by International Handybulk Carriers Limited, a wholly-owned subsidiary of the Company;
"IHX Pool"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The IHX Pool is operated by International Handymax Carriers Limited, a wholly-owned subsidiary of the Company;
"lane metres"	means the unit of measurement of capacity of Ro-Ro vessels, which is calculated by multiplying the cargo deck length in metres by the cargo deck width in lanes;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"NPIL"	New Paragon Investments Limited, being the seller under the SPA, is a company incorporated in Hong Kong;
"NPIL Vessels"	means the First NPIL Vessel and the Second NPIL Vessel;
"Odense Contracts"	means the two legally binding shipbuilding contracts respectively entered into between Illuminous Limited and Kumberstar Limited with Odense A/S for the acquisition of the First Odense Vessel and the Second Odense Vessel by Illuminous Limited and Kumberstar Limited;
"Odense Vessels"	means the First Odense Vessel and the Second Odense Vessel;
"PBVH"	PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, being the buyer under the SPA;
"Prospect 59"	Prospect Number 59 Limited, being the wholly-owned subsidiary of Prospect 62, is a company incorporated under the laws of England and Wales;

"Prospect 60"	Prospect Number 60 Limited, being the wholly-owned subsidiary of Prospect 62, is a company incorporated under the laws of England and Wales;
"Prospect 62"	Prospect Number 62 Limited, being the wholly-owned subsidiary of NPIL, is a company incorporated under the laws of England and Wales;
"Ro-Ro"	means roll on roll off transportation involving the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes;
"Sale Shares"	100 issued shares of par value of GBP1.00 each, being the entire share capital of Prospect 62;
"Second NPIL Vessel"	means a 3,663 lane metre Ro-Ro newbuilding vessel of hull no. L220 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the first quarter of 2010;
"Second Odense Vessel"	means a 3,663 lane metre Ro-Ro newbuilding vessel of hull no. L234 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the first quarter of 2011;
"Shareholders"	means the shareholders of the Company;
"SPA"	means the conditional Sale and Purchase Agreement dated 13 February 2008 entered into between NPIL and PBVH under which NPIL sells and PBVH purchases the Sale Shares on the Completion Date;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"US Dollar" or "US$"	means United States Dollar, the lawful currency of the United States of America.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 13 February 2008

Note: An exchange rate of US$1.457 to EUR1.00 has been used for the conversion of Euro into US Dollars for the purpose of this announcement.

An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
M2	February 20, 2008	Date of Board Meeting

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DATE OF BOARD MEETING

The board of directors (the "Board") of Pacific Basin Shipping Limited (the "Company") hereby announces that a Board meeting will be held on Monday, 3 March 2008 for the purpose of, inter alia, considering and approving the annual results of the Company and its subsidiaries for the year ended 31 December 2007 and considering payment of a final dividend for 2007.

By order of the Board of
Pacific Basin Shipping Limited
Andrew T. Broomhead
Company Secretary

Hong Kong, 20 February 2008

As at the date of this announcement, the executive Directors of the Company are Mr. Christopher Richard Buttery, Mr. Richard Maurice Hext, Mr. Klaus Nyborg, Mr. Wang Chunlin and Mr. Jan Rindbo, the non-executive Directors of the Company are Mr. Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Mr. David Muir Turnbull, Mr. Robert Charles Nicholson, Mr. Patrick Blackwell Paul and Mr. Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N1	March 3, 2008	2007 Annual Results

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

The Board of Directors (the "Board") of Pacific Basin Shipping Limited ("Pacific Basin" or the "Company") are pleased to announce the results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007 as follows:

Highlights

	Year Ended 31 December	
US$ million	**2007**	2006
Revenue	**1,177.3**	620.4
Time Charter Equivalent Earnings	**700.5**	344.8
Profit Attributable to Shareholders	**472.1**	110.3
Basic Earnings per share (US cents)	**30.1**	8.3
Basic Earnings per share (HK cents)	*234*	*65*

- **Group profits for the year rose by 328% to US$472.1 million** (2006: US$110.3 million) as a result of increased revenue days and strong dry bulk market conditions, and which include disposal gains of US$137.4 million (2006: US$23.8 million). **Basic earnings per share were HK$2.34** (2006: HK 64.69 cents)

- **Highest ever full year dividend of HK$1.20 per share**, up 182% on 2006 (HK 42.5 cents) including a proposed final dividend of HK 75 cents

- **Strong balance sheet** with total assets of US$1,654.3 million and shareholders' equity of US$867.6 million. Return on average equity was 78.0% (2006: 36.4%)

- **Cash position** of US$649.5 million and net debt to equity ratio of 1.2%

- **Handysize revenue days increased by 22% to 20,100** (2006: 16,420) due to expanded owned and long term chartered fleet. Handysize daily rate increased by 50% to US$23,200 (2006: US$15,420)

- **Growth in handysize revenue days expected to be 16% in 2008**, based on commitments to date

- **Ship expenditure totalled US$257.5 million** (2006: US$285.1 million)

- **Ship sales generated disposal gains of US$137.4 million** (2006: US$23.8 million) comprising 13 vessels of which 12 were chartered back

- **Core dry bulk fleet, including newbuildings, now totals 95 ships** (February 2007: 77), of which 33 are owned or on finance lease and 62 are chartered (including 12 with purchase options)

- **Contract cover** is in place for 57% of current 23,310 handysize revenue days in 2008 at an expected yield of about US$27,360 per day net. 25% of 2009 handysize revenue days are covered. Baltic Handysize spot index on 28 February 2008 stood at US$32,578 per day net

- **Continued development** of businesses in related areas, including bulk ports, towage, and roll on roll off vessels

- **Positive dry bulk market outlook** for 2008 despite risk of US recession, based on continued industrial growth of developing countries, altered trading patterns and modest net fleet growth

CHAIRMAN'S STATEMENT

Pacific Basin enjoyed a booming dry bulk market in 2007 and delivered its best results since listing in 2004. Group profits increased by 328% to US$472 million and basic earnings per share by 262% to HK$2.34. Revenue increased by 90% to US$1.18 billion and cargo carried by 38% to 29 million tonnes. Our Group's main activity was the operation of ships to service cargo contracts for our industrial customers.

The Board has recommended a final dividend of HK 75 cents per share bringing the total for 2007 to HK$1.20 per share (2006: HK 42.5 cents), representing a 52% payout. The Board has reaffirmed that it will continue its policy of paying out a minimum of 50% of distributable profits for at least the first half of 2008. Thereafter the percentage payout will depend principally on the Group's investment plans - although in any case a generous dividend policy will be maintained.

In 2007 the dry bulk market soared. The Baltic Dry Index ("BDI") averaged 7070 points against an average of 2100 points during the previous ten years. The dry bulk market strength reflected ship supply growth of 6.5% in a year when the demand for shipments of raw materials, powered by the rapid industrialisation of China, India and other developing economies, grew by an estimated 13%. Although the BDI, at 7332 points on 28 February, is down by about a third from its brief November 2007 peak – mainly due to market uncertainty over iron ore shipments – current freight rates are still very healthy by any historical standards, and exceed the full year average for 2007.

Pacific Basin's results benefited from the rising market in respect of the 42% of our total revenue days which were unfixed at the beginning of the year. Our handysize revenue days grew by 22% in 2007 year on year and are anticipated to grow by a further 16% in 2008 based only on commitments to date.

Our core dry bulk fleet now comprises 95 vessels including 15 newbuildings on order, of which three are post panamax vessels targeted at China's international coal trades. Including additional ships on short term charter, our total controlled dry bulk fleet numbers 120. Our fleet size gives us three key benefits of scale: we can provide our customers with more flexible, reliable and frequent services; we can secure more attractive charter-in rates from other owners; and we minimise our ballast time by combining cargoes efficiently, thereby allowing us to provide our customers with competitive freight rates. Our fleet operating model also makes us less reliant on owning ships: our handymax division operated with over 90% chartered tonnage in 2007 and generated a profit of US$34 million, compared with a loss of US$4.1 million in 2006, its first year of operation.

During the year we sold thirteen vessels, realising total disposal gains of US$137 million. We chartered back twelve of these vessels, allowing us to maintain scale and to continue enjoying the rising freight market.

In the course of building our dry bulk business, we have come across a number of valuable opportunities to invest in related areas. We are pursuing several port opportunities where our dry bulk cargo base qualifies us as a potential investor: our first such investment in 2007 was a new general cargo terminal at Nanjing, the highest point on the Yangtze River navigable by handysize vessels. We have also invested in port services through our acquisition of 90.1% of Australian Maritime Services, Australia's

second largest tug operator, and are now in the process of re-equipping and expanding this business. This followed our first towage investment in early 2007 when we acquired a tug and barge for operation by Fujairah Bulk Shipping (to be renamed Fujairah Mining and Shipping), complementing its existing handysize and handymax operations for the transport of rock and aggregates into very shallow draft waters in the northern Arabian Gulf.

In February 2008, we announced the acquisition of four roll on roll off vessels to be built at A.P. Moller - Maersk's Odense Steel Shipyard in Denmark with contracted delivery to us between 2009 and 2011. This purchase gives Pacific Basin a foothold in a very interesting shipping sector which displays a number of the characteristics which first attracted us to the handysize business: a low orderbook, an ageing fleet, and exciting long term demand growth prospects.

The mood of uncertainty permeating the financial markets thus far in 2008 has threatened to undermine shipping market sentiment and we continue to take a conservative approach towards booking forward cover for our fleet. Nevertheless, the encouraging performance of the 'real' economy, and the supply and demand signs for the dry bulk business in 2008 – low deliveries, port and infrastructure bottlenecks, and continued high demand from China – all point to another good year for Pacific Basin. Whilst it is always difficult to predict the future, present indications are that demand for shipments of dry bulk cargoes – exemplified by China's recent coal shortages and the 65% increase in the price of 2008 contract iron ore exported by Brazil – will continue to be strong for some time to come. Optimism must be tempered by the increased orderbook of newbuilding dry bulk tonnage, now at an estimated 57% of the operating fleet, although tightened credit market conditions and difficulties for shipyards in finding key ship components such as main engines suggest that many reported orders will either deliver late or not at all. Meanwhile, Pacific Basin's recent investments in ports, port services and in the roll on roll off business will lessen any adverse impact on our earnings from a weaker dry bulk market.

We have a strong balance sheet – a cash balance of US$650 million and a net debt to shareholders' equity ratio of only 1.2% – including US$390 million raised in December 2007 by the issuance of convertible bonds. This puts us in a strong position to capitalise on available opportunities.

I am delighted to have commenced my role as Chairman of Pacific Basin. My predecessor, Christopher Buttery, has signaled that he would like to step off the Board from 30 June but he has agreed to remain closely associated with the Company by way of a long term consultancy agreement. Christopher has done a remarkable job of building a company whose brand name is synonymous with growth, innovation and vision in shipping: we are all very grateful to him. I look forward to continuing to grow Pacific Basin in the years ahead.

It remains for me to thank the talented, hard working and loyal staff of Pacific Basin: it is their commitment that is primarily responsible for our success.

David M. Turnbull
Chairman

Hong Kong, 3 March 2008

BUSINESS REVIEW AND OUTLOOK

The Dry Bulk Market

The BDI rose to record highs in 2007 due mainly to relentless growth in demand for raw materials from China and other industrialising nations, a relatively small increase in new ship deliveries, port congestion and widespread inland transport and infrastructure failures. These factors contributed to a virtually uninterrupted rise in the BDI from 4421 points on 1 January to a 13 November peak of 11039 points. The BDI average for the year was 7070 points, a 237% increase on the previous ten year average of 2100 points.

The capesize segment again led the market and, as these ships were fully utilised in the iron ore and coal trades, the supply shortage spilled over to increase the pressure on smaller vessels. Whilst total cargo volumes grew by a healthy 7% year on year, the average distance travelled by each tonne of cargo magnified effective vessel demand. The main reason was that the strength of demand from China for a variety of commodities has forced a change in traditional trading patterns with cargoes being imported from increasingly further afield. China's domestic demand for coal and resultant reduced exports forced Japan and Taiwan to import more coal from Indonesia, Australia and South Africa. China's iron ore imports from Brazil, which travel around three times the distance as from Australia, registered year on year growth of 28%. In the grain trades, supply shifted in favour of long-haul South American grain due to poor weather conditions affecting crops in Australia and Europe.

At the same time, effective vessel supply was reduced by port congestion in Australia and Brazil which left a significant proportion of capesize and panamax tonnage underutilised: at its peak in March, up to 17% of the total capesize fleet (number of vessels) lay idle outside Australian ports. Port congestion was compounded by the failure of inland transport networks to cope with the strength of cargo demand.

An estimated incremental 70 million tonnes of coal[1] was transported along the China coast during the year, absorbing tonnage which would otherwise have serviced the international trades.

Taking all these factors into account, the effective demand for ships rose by an estimated 13%[2] year on year. Of the minor bulks, fertiliser, scrap, bauxite, and nickel ore were the main growth drivers for the smaller ships. To illustrate, nickel ore volumes grew from virtually nothing in 2005 to 15.7 million tonnes shipped in 2007.

On the supply side, the total dry bulk fleet grew by a modest 6.5% (3.4% for handysize), the lowest rate for three years, with this growth easily absorbed by demand. Fleet growth is calculated as newbuilding tonnage delivered less scrapping which almost disappeared as the strong earnings potential for older vessels encouraged owners to keep them in service beyond the historical average scrapping age of 28 years.

[1.] Source: Howe Robinson
[2.] Source: R.S. Platou

Since November, the BDI has fallen to around 7300 points (above the 2007 average) as cargoes ran short due mainly to the seasonal iron ore negotiations but also to operational delays, weather disruptions and, most recently, to the Chinese New Year holidays. Recent reports of agreement to a 65% increase in the price of contract Brazilian ore from 1 April should assist market sentiment.

Handy Bulk Business Overview

Pacific Basin's dry bulk chartering business, operating under the brand names "Pacific Basin-IHC" (handysize) and "Pacific Basin-IHX" (handymax), operates one of the largest fleets of modern handysize and handymax ships in the world. This fleet serves the bulk transportation needs of a wide range of mainly blue chip customers across a range of industries including agriculture, forestry, mining, manufacturing and construction.

Close contact with our customers is essential and we have a comprehensive network of regional offices staffed by experienced freight professionals who provide our customers with local sales and operational services. During 2007 we added offices in Auckland and Santiago to existing locations in Hong Kong, Shanghai, Tokyo, Melbourne, Vancouver, London and Dubai.

Handysize

The Group's handysize activities under the "Pacific Basin-IHC" brand continued to grow in 2007, expanding the core fleet of owned and long term chartered tonnage on the water to 63 ships by 28 February 2008 – up from 53 ships as of 1 January 2007, resulting in a revenue day growth of 22% to 20,100 days. In addition, as at 28 February, Pacific Basin-IHC had six ships on short term charter and so had a total fleet in operation of 69 ships.

With a large, modern and uniform fleet, Pacific Basin-IHC offers its customers reliable and frequent services. In addition, Pacific Basin's strong, visible balance sheet enables us to attract customers seeking a "bankable" counterparty who can be relied on to perform future, multiple-year contractual obligations. Few other ship operators provide the same visibility and security. Our fleet is operated in a mix of spot and contract business covering periods of between one and ten years. It is engaged in worldwide trading, but with a focus on the Pacific Rim, where our cargo contract portfolio is concentrated. The high volume of ships and contract cargoes in this region produces synergies in terms of reduced ballast time, which accounted for only 13.2% of total operated days in 2007. This allows us to offer our customers competitive rates whilst extracting additional value from our business.

Our expanded handysize fleet carried 17.7 million tonnes of cargo in 2007, up 11% from 2006. Key commodities carried included cement, steel (including scrap metal), fertilisers and grain. We have seen particular growth in the volume of scrap metal carried from Australia and the US West Coast to South East Asia, where the scrap is recycled for low grade steel production. We also recorded strong growth in

fertiliser shipments, fueled by stronger demand for corn used in ethanol production. Our handysize ships carry a very broad range of bulk commodities and consequently experience far less volatility of earnings than capesize and panamax dry bulk ships, which carry relatively few cargo types.

Pacific Basin-IHC achieved a contribution of US$260.5 million in 2007 on net earnings of US$23,200 per day over our 20,100 handysize revenue days – an increase in earnings of 124% from 2006.

Our customers are increasingly asking us to enter into multiple-year contracts as they seek to manage their forward freight exposures and to secure reliable shipping services. We are thus expanding our forward portfolio of contracts well beyond 2008, and have already made a good start on building our cargo cover for 2009 and 2010. The following table sets out Pacific Basin-IHC's fleet revenue days and cover rates in 2007 to 2008, as at 22 February 2008:

Handysize Vessel Activity Summary	Unit	FY 2007	**FY 2008**
Cargo Commitments			
Revenue days	days	20,100	**12,270**
Net paper contracts	days	–	**1,100**
Equivalent revenue days	days	20,100	**13,370**
Daily TCE	US$	23,200	**27,360**
Ship Commitments			
Revenue days	days	20,100	**23,310**
Net Position			
Cargo as % of ship commitments	%	100%	**57%**

Handysize FFA Activity Summary	Unit	FY 2007	**FY 2008**
FFA paper sold	days	2,340	**1,540**
FFA paper bought	days	(150)	**(360)**
Net realised paper exposure	days	(2,190)	**(80)**
Net FFA paper sold as at 31 December 2007 / 22 February 2008	days	–	**1,100**

Handymax

Pacific Basin-IHX was established in 2006 in response to customer requests for us to cover their handymax as well as their handysize freight transportation needs. We expanded the business aggressively during 2007 building Pacific Basin-IHX's customer relationships, its book of cargo contracts, and its controlled tonnage. Cargo volumes more than doubled from 5.3 million tonnes in 2006 to 11.3 million tonnes in 2007.

Like Pacific Basin-IHC, Pacific Basin-IHX combines front and back haul routes in order to minimise vessel ballast time (13.4% in 2007), thereby maximising its returns. Pacific Basin-IHX also makes limited use of FFAs to hedge its freight market exposure, especially when suitable cargo cover is not immediately available.

The top five commodities transported by Pacific Basin-IHX in 2007 were coal, ore, fertilisers, grains, and cement/clinker. About 55% of these cargoes were loaded within the Pacific and 45% within the Atlantic. The largest load and discharge regions were the Indian Ocean and the Middle East, although significant volumes of cargo were also loaded in Australia and discharged in China and in South East Asia.

As at 28 February 2008 Pacific Basin-IHX controlled a total of 33 vessels including 2 owned vessels, 12 vessels on long term charter and 19 vessels on short term charter. The Pacific Basin-IHX Pool includes tonnage from two external owners. The total fleet operated is up from 22 vessels as of February last year and, subject to market conditions, will be further increased during the next twelve months.

Pacific Basin-IHX achieved a contribution of US$34.0 million in 2007 (2006: loss of US$4.1 million) on net earnings of US$30,040 per day over 4,870 handymax revenue days.

The following table sets out Pacific Basin-IHX's fleet revenue days and cover rates in 2007 to 2008, as at 22 February 2008:

Handymax Vessel Activity Summary	Unit	FY 2007	**FY 2008**
Cargo Commitments			
Revenue days	days	4,870	**4,130**
Net paper contracts	days	–	**180**
Equivalent revenue days	days	4,870	**4,310**
Daily TCE	US$	30,040	**44,210**
Ship Commitments			
Revenue days	days	4,870	**4,630**
Net Position			
Cargo as % of ship commitments	%	100%	**93%**

Handymax FFA Activity Summary	Unit	FY 2007	**FY 2008**
FFA paper sold	days	1,737	**700**
FFA paper bought	days	(1,798)	**(520)**
Net realised paper exposure	days	61	**–**
Net FFA paper sold as at 31 December 2007 / 22 February 2008	days	–	**180**

Bulk Fleet Development

Second hand bulk carrier prices, which were already at all time highs at the beginning of 2007, rose further during the majority of the year before leveling off in line with freight rates. Clarkson's value for a five year old handysize stood at US$28.5 million in January 2007 and, just over a year later, stands at US$44 million, up by over 50%.

Our core fleet on the water grew by 20 vessels to 80 vessels and will be augmented by six newbuildings to be delivered in 2008, six in 2009, and a further three in 2010 and 2011. The first of our series of eight newbuildings from Jiangmen Nanyang Shipyard in China delivered at the end of January 2008. During the year we placed orders for a further seven vessels, including two post panamax ships, at prices which now look favourable compared to the market.

In 2007 we sold thirteen handysize vessels, generating disposal gains of US$137.4 million. Twelve of these vessels were chartered back for periods averaging three years, which has filled a mid-term gap between our existing charters which were either long (around eight years) or short term (less than one year).

Fleet Development (excluding short term charters) [6]

	Number of vessels						
	Delivered fleet			Newbuildings on Order			
	Owned	Chartered[1]	Total	Owned	Chartered[1]	Total	Total fleet including newbuildings
Handysize Fleet							
As at 1 January 2007	22	32	54	11	1	12	66
New orders	–	–	–	4	–	4	4
Second hand purchase	1	–	1	–	–	–	1
New charters[2]	–	5	5	–	2	2	7
Newbuildings delivered	5	2	7	(5)	(2)	(7)	–
Exercise of purchase option of a bareboat chartered in vessel	1	(1)	–	–	–	–	–
Sale and time charter back[3,4]	(11)	10	(1)	–	–	–	(1)
Disposal	(1)	–	(1)	–	–	–	(1)
Expiry of charter	–	(1)	(1)	–	–	–	(1)
As at 28 February 2008	**17**	**47**	**64**	**10**	**1**	**11**	**75**
Handymax Fleet							
As at 1 January 2007	2	4	6	–	–	–	6
New order	–	–	–	1	–	1	1
Second hand purchase	1	(1)	–	–	–	–	–
New charters[2]	–	10	10	–	1	1	11
Newbuilding delivered	–	1	1	–	(1)	(1)	–
Expiry of charter	–	(1)	(1)	–	–	–	(1)
As at 28 February 2008	**3**	**13**	**16**	**1**	**–**	**1**	**17**
Post Panamax Vessels							
New orders[5]	–	–	–	2	–	2	2
New charter[5]	–	–	–	–	1	1	1
As at 28 February 2008	**–**	**–**	**–**	**2**	**1**	**3**	**3**
Total dry bulk fleet as at 28 February 2008	**20**	**60**	**80**	**13**	**2**	**15**	**95**
Roll on Roll off Vessels							
New orders	–	–	–	4	–	4	4
As at 28 February 2008	**–**	**–**	**–**	**4**	**–**	**4**	**4**
Tugs							
Acquisition of Australian Maritime Services	–	6	6	–	–	–	6
New orders	–	–	–	7	–	7	7
Second hand purchase	1	–	1	–	–	–	1
Newbuilding delivered	1	–	1	(1)	–	(1)	–
As at 28 February 2008	**2**	**6**	**8**	**6**	**–**	**6**	**14**
Barge							
New order	–	–	–	1	–	1	1
Newbuilding delivered	1	–	1	(1)	–	(1)	–
As at 28 February 2008	**1**	**–**	**1**	**–**	**–**	**–**	**1**
Total other vessel type as at 28 February 2008	**3**	**6**	**9**	**10**	**–**	**10**	**19**

1 Includes 26 handysize, 1 handymax and 1 post panamax vessels with purchase options
2 Includes 1 vessel which is expected to join our chartered fleet in the first half of 2008
3 Excludes "Port Angeles" which has been treated as our chartered newbuilding at the time when we entered into sale and charter back agreements for this vessel during 2005. For accounting purposes, "Port Angeles" was treated as sold upon its delivery in May 2007
4 Includes the sale of "Christine O" (ex. Abbot Point). "Christine O" has been chartered back to us for two years at a variable, market-related rate and it is treated as our managed vessel instead of a chartered vessel since we earn management fees for operating her
5 The Group has a 50% interest in one of the owned newbuildings and the chartered newbuilding through a 50/50 joint venture
6 Excludes purely managed vessels

Other Operations and Business Development

Pacific Basin has a number of important investments in areas outside our core dry bulk ship owning and operating business. These include bulk ports, port services (towage), the sourcing, transport and selling of certain dry bulk commodities, and roll on roll off vessels. We have made investments, following careful evaluation, only where we can contribute as a result of our experience in our core business, and where there is potential for significant scale and future contribution to the Group's results.

Asia Pacific Maritime & Infrastructure Group ("APMIG")

Pacific Basin's wholly owned subsidiary APMIG pursues bulk port projects and other maritime infrastructure opportunities in China and elsewhere. By developing strategic alliances with port groups and with minerals and commodity interests, APMIG broadens Pacific Basin's presence in the supply chain for bulk commodities at a time of strong and growing demand for these commodities. APMIG is considered a valuable partner because of Pacific Basin's international shipping experience, cargo connections and insight into finance and capital markets. To this APMIG adds its own unique network of senior shipping, commodities and political connections in China. APMIG is led by Mr. CL Wang who is a main board Director of Pacific Basin.

In January 2008, APMIG injected capital of US$17 million into its Nanjing Longtan Tianyu Terminal joint venture company, as part of our initial capital commitment. The terminal's business license was issued in February, allowing commercial activities formally to commence. Trial operations saw 160,000 tonnes of general cargo being successfully handled in 2007 and the terminal's throughput looks set to grow steadily once formal operations begin under the supervision of our joint venture management team.

Efforts are being made to conclude more transactions in other strategically important locations on the Yangtze River and the Chinese coast.

Other Business in China

Under the direction of Mr. Ben Lee, President of Pacific Basin's operations in China, major progress has been made in building our relations with China Huaneng Group ("CHG"), one of China's largest power producers. Pacific Time Shipping Limited, the joint venture between Pacific Basin and Time Shipping, CHG's shipping arm, has contracted one post panamax newbuilding to be built for delivery in 2011. Two further post panamax newbuildings were contracted directly by Pacific Basin, again for delivery in 2011. These ships are expected to participate in the transportation of CHG's coal requirements.

PB Towage

Pacific Basin's ships make thousands of port calls each year, part of a wider trend of rising port calls as the world's fleet of cargo vessels grows and emerging market trades expand. Port throughput and associated services (such as towage) therefore look set for sustained growth, in particular at dry bulk and general cargo terminals which have not yet seen the same level of capital investment as have container facilities but which look set to follow suit. Similarly, the harbour tug sector has seen insufficient investment in modern tonnage capable of serving the increased number of large cargo vessels now on order. In November 2007 we announced the acquisition of Australian Maritime Services, a harbour towage business which owns and operates seven modern tugs based in Brisbane, Port Botany (Sydney), Melbourne and Western Australia. From this base we have already ordered an additional six tugs and are seeking to further grow our fleet – either through direct purchases in the newbuilding and second hand markets, or through the acquisition of existing operating businesses.

Fujairah Bulk Shipping

Fujairah Bulk Shipping L.L.C. was incorporated in the United Arab Emirates in January 2006, and is to be renamed Fujairah Mining and Shipping ("FMS") to reflect more accurately the development of its business. Over the past two years FMS has significantly improved its profits, of which Pacific Basin enjoyed US$4.3 million in 2007 (2006: US$0.9 million) according to its one third share in the joint venture. The Company is forecasting further profit growth over the coming years. FMS' strategy is to be the market leader in sourcing and transporting aggregates from Fujairah to a number of chosen markets in the Gulf region. FMS has created a fully integrated mining and shipping organisation, which combines production, supply, local transport, marine transport and delivery of rock and aggregates to end user customers predominately in the Arabian Gulf. FMS' opportunity is to integrate the currently fragmented supply chain from production through to supply to the end user.

Roll On Roll Off ("RoRo") Vessels

RoRo vessels allow the swift load and discharge of wheeled cargoes (mainly trailers) over a ramp, and are ideally suited to "short-sea" and coastal trades, for which demand is projected to grow in Asia Minor, Europe, and eventually east Asia over the coming years.

In February 2008, Pacific Basin announced that it had agreed to take over resale contracts for two RoRo cargo vessels to be built at A.P. Moller - Maersk's Odense Steel Shipyard and had contracted for two more such vessels direct from the same yard. The total consideration for all four vessels, which deliver in 2009 (one vessel), 2010 (two vessels) and 2011 (one vessel), is approximately US$375 million.

The dynamics of the RoRo shipping sector are similar to those which attracted Pacific Basin to the handysize sector some years ago, namely a high average fleet age (44% over 25 years old), a modest orderbook (17% of existing fleet), good demand prospects and a requirement for premium service levels. One of the resales purchased has already been fixed for three years (plus an optional two year period) to an established operator.

Equity Investments

Since March 2007, the Group has taken a limited number of long positions in listed dry bulk equities, following a Board mandate to invest up to US$50 million in this activity. Our proximity to shipping market developments through our active participation in the charter markets around the world and the strong performance of the dry bulk market have contributed to an encouraging result. We reduced our positions significantly during the fourth quarter of 2007, and closed out all remaining investments in January 2008, booking an absolute return of 113% (US$25.2 million) on average funds invested of US$22.3 million since inception. We will continue to invest in selected shipping equities within the existing mandate when we see value opportunities. Any such investments are actively managed within the Group and guided by stringent risk management controls.

Dividend

The Company's stated dividend policy is to distribute not less than 50% of annual profits. In accordance with this policy, the Board has proposed a final dividend of HK 75 cents per share, which will be paid on 16 April 2008. This is the highest dividend ever proposed by the Group, and, combined with the interim payment, represents a 52% payout. The Board will continue its policy of recommending a payout of a minimum of 50% of distributable profits for at least the first half of this year. Thereafter the Board will review the policy in light of the Group's investment plans. However, the precedent of generous distributions will be maintained.

The register of members will be closed from 3 to 8 April 2008 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 2 April 2008.

Following the payment of the 2007 final dividend, Pacific Basin will have retained earnings of over US$328.6 million available for distribution.

Outlook

We believe that 2008 will be another good year for the dry bulk market. Industrial production growth in the developing Asian nations powered ahead in 2007, led by China (with an increase estimated at 18% year on year) and most forecasters anticipate continued robust growth.

The fortunes of the bulk market will be dominated by the extent to which the supply of larger ships is absorbed by demand for iron ore and coal; indeed the vagaries of the iron ore pricing negotiation process have had a significant softening effect on rates so far this year. Increased volatility has come to characterise freight rate movements due to the nearly 100% utilisation of the dry bulk fleet, which causes rates to spike (or plummet) in response to relatively slight changes in port congestion levels, weather, or short term commodity demand. Nevertheless, the handysize segment is shielded from the more extreme volatility suffered by the capesize market due to its much broader cargo base and range of trade routes. Last year, shipments of the 'minor bulks' bauxite, alumina, fertiliser, and nickel beat expectations, and we anticipate more upside surprises this year.

We are paying close attention to the fortunes of the wider financial markets and the US economy in particular, as resultant negative sentiment has threatened to spill over into the shipping market. In particular, the potential effect of a US slowdown on the engine of the dry bulk boom – China's economy – has been widely reported. We take comfort from the strength of China's domestic market, meaning that a fall in US demand is likely to have a relatively small impact on Chinese GDP growth.

Another cause for concern lies in the increase in the orderbook of dry bulkers to 57% of the operating fleet as of 31 January 2008, up from 22% in January last year. These ships are due to deliver between 2008 and 2013. We estimate that the rise in delivered tonnage in 2008 will be kept at a manageable 7.5%, maintaining a tight balance with expected projected demand growth. Thereafter actual ship supply will be affected by a chronic shortage of crucial components such as main engines, crankshafts and crane bearings, the availability of which can hold up construction schedules quite severely, especially at the newer and less experienced Chinese yards. The tighter credit market may also prevent the funding of a number of newbuilding projects and in particular the declaration of options. These factors mean that many of these ships will be delivered late and some will never deliver.

Meanwhile the handysize orderbook is the lowest of any dry bulk segment at 35% as of 31 January 2008, albeit up from 15% in January last year. With 20% of the handysize fleet over 30 years old, we can also expect an increase in forced scrapping, as ageing vessels become too expensive to keep in commission, especially if rates soften. Scrapping provides a self-regulating buffer against market weakness. Its relatively small orderbook and aged fleet makes handysize the most attractive segment for a dry bulk shipowner.

In summary, having made a strong start to 2008, we look forward with confidence. We have a nimble, proven operating model in our core business, a high quality customer base and a very strong balance sheet with available cash of US$650 million and minimal net debt. Our core business is in good health and we anticipate a growing contribution from the new businesses that we have developed over the past two years.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Note	2007 US$'000	2006 US$'000
Revenue	3	**1,177,292**	620,444
Bunkers, port disbursements, other charges and amounts payable to other pool members	3	**(476,819)**	(275,668)
Time charter equivalent earnings	3	**700,473**	344,776
Direct costs		**(315,951)**	(215,807)
General and administrative expenses		**(17,798)**	(12,291)
Other operating income		**87,907**	13,699
Other operating expenses		**(103,228)**	(18,930)
Gains on disposal of property, plant and equipment		**137,437**	23,787
Operating profit		**488,840**	135,234
Finance costs		**(24,103)**	(26,831)
Share of profits less losses of jointly controlled entities		**8,284**	3,024
Profit before taxation	4	**473,021**	111,427
Taxation	5	**(889)**	(1,135)
Profit for the year		**472,132**	110,292
Attributable to			
Shareholders		**472,125**	110,292
Minority interest		**7**	–
		472,132	110,292
Dividends	6	**243,571**	78,407
Earnings per share for profit attributable to shareholders			
Basic	7(a)	**US 30.05 cents**	US 8.33 cents
Diluted	7(b)	**US 30.00 cents**	US 8.28 cents

CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	Note	2007 US$'000	2006 US$'000
Non-current assets			
Property, plant and equipment		**755,865**	741,014
Land use rights		**419**	427
Goodwill		**36,426**	25,256
Interests in jointly controlled entities		**19,543**	15,299
Derivative assets		**10,885**	11
Trade and other receivables	8	**10,662**	11,968
		833,800	793,975
Current assets			
Inventories		**27,312**	15,643
Derivative assets		**25,327**	1,481
Financial assets at fair value through profit or loss		**20,046**	–
Trade and other receivables	8	**98,316**	45,554
Cash and cash equivalents		**649,535**	63,242
		820,536	125,920
Current liabilities			
Derivative liabilities		**28,582**	11,209
Trade and other payables	9	**96,374**	69,894
Current portion of long term borrowings		**23,627**	23,881
Taxation payable		**1,548**	1,698
		150,131	106,682
Net current assets		**670,405**	19,238
Total assets less current liabilities		**1,504,205**	813,213
Non-current liabilities			
Derivative liabilities		**–**	1,636
Long term borrowings		**636,638**	326,584
		636,638	328,220
Net assets		**867,567**	484,993
Equity			
Capital and reserves attributable to shareholders			
Share capital		**158,403**	155,785
Retained profits		**480,907**	145,048
Other reserves		**227,826**	184,160
		867,136	484,993
Minority interest		**431**	–
Total equity		**867,567**	484,993

Note:

1. **General information and basis of preparation**

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2. **Adoption of new/revised HKFRS**

The accounting policies and methods of computation used in the preparation of these financial statements are consistent with those used in the 2006 annual financial statements except that the Group has changed certain of its accounting policies following its adoption of new/revised standards and interpretations to the published standards, which are relevant to its operation. The adoption of these new/revised standards and interpretations did not result in any substantial changes to the Group's accounting policies, except for new disclosures relating to financial instruments made in the financial statements.

3. **Revenue and segment information**

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Revenue recognised during the year is as follows:

	2007 ***US$'000***	2006 *US$'000*
Revenue		
Freight and charter-hire	**1,167,388**	609,802
Ship management income	**9,904**	10,642
	1,177,292	620,444
Bunkers, port disbursements and other charges	**(221,518)**	(183,565)
Charter-hire expenses *(Note a)*	**(222,292)**	(73,813)
Amounts payable to other pool members *(Note b)*	**(33,009)**	(18,290)
	(476,819)	(275,668)
Time charter equivalent earnings	**700,473**	344,776

(a) Charter-hire expenses were for vessels directly chartered by the IHC Pool and the IHX Pool.

(b) Amounts payable to other pool members represented contingent lease payments in relation to freight and charter-hire, net of bunkers, port disbursements and other charges of US$25.2 million (2006: US$14.4 million) and were calculated based on the number of pool points attributable to the vessels participating in the pool owned by the other pool members.

Primary reporting format - business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format - geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

4. Profit before taxation

Profit before taxation is stated after charging/(crediting) the following:

	2007	2006
	US$'000	*US$'000*
Depreciation		
– owned vessels	**21,395**	17,158
– leased vessels	**14,645**	15,063
– other owned property, plant and equipment	**1,274**	1,178
Amortisation of land use rights	**8**	–
Bunkers consumed	**126,502**	91,396
Lubricating oil consumed	**4,219**	3,156
Gains on disposal of financial assets at fair value through profit or loss	**24,070**	–
Fair value gains on financial assets at fair value through profit or loss	**4,369**	–
Net (gains)/losses on bunker swap contracts	**(37,285)**	4,621
Net losses on forward freight agreements	**51,865**	8,279

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged/(credited) to the consolidated income statement represents:

	2007 US$'000	2006 US$'000
Current taxation		
Hong Kong profits tax	**1,131**	585
Overseas tax	**495**	309
(Overprovision)/underprovision of prior years	**(737)**	241
	889	1,135

6. **Dividends**

	2007 US$'000	2006 US$'000
Interim dividend of HK 45 cents or US 5.8 cents per share (2006: HK 20 cents or US 2.6 cents per share)	**91,302**	33,443
Proposed final dividend of HK 75 cents or US 9.6 cents per share (2006: HK 22.5 cents or US 2.9 cents per share)	**152,269**	44,964
	243,571	78,407

The dividends paid in 2007 and 2006 were US$136,266,000 (HK 67.5 cents or US 8.7 cents per share) and US$91,552,000 (HK 55 cents or US 7.1 cents per share) respectively. A proposed final dividend in respect of the year ended 31 December 2007 of HK 75 cents (equivalent to US 9.6 cents) per share, amounting to a total dividend of US$152,269,000, was declared on 3 March 2008. These financial statements do not reflect this dividend payable.

7. **Earnings per share**

(a) **Basic earnings per share**

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the shares held by the trustee of the Company's Long Term Incentive Scheme ("LTIS").

	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**472,125**	110,292
Weighted average number of ordinary shares in issue (in thousand)	**1,571,375**	1,323,282
Basic earnings per share	**US 30.05 cents**	US 8.33 cents
Equivalent to	**HK 234.21 cents**	HK 64.69 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**472,125**	110,292
Weighted average number of ordinary shares in issue (in thousand)	**1,571,375**	1,323,282
Adjustments for share options (in thousand)	**2,496**	7,999
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,573,871**	1,331,281
Diluted earnings per share	**US 30.00 cents**	US 8.28 cents
Equivalent to	**HK 233.84 cents**	HK 64.30 cents

8. Trade and other receivables

Included in trade and other receivables are net trade receivables and their ageing analysis is as follows:

	2007	2006
	US$'000	*US$'000*
Less than 30 days	**18,280**	18,682
31-60 days	**5,858**	2,361
61-90 days	**3,694**	369
Over 90 days	**2,815**	1,520
	30,647	22,932

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge and the finalisation of port disbursements and other voyage-related charges. The Group normally will not grant any credit terms to its customers.

9. Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	2007	2006
	US$'000	*US$'000*
Less than 30 days	**18,367**	10,621
31-60 days	**1,002**	1,315
61-90 days	**806**	482
Over 90 days	**2,287**	1,243
	22,462	13,661

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue in 2007 was US$1,177.3 million (2006: US$620.4 million), up 89.8%. Time charter equivalent earnings and ship management income were US$700.5 million (2006: US$344.8 million), up 103.2%. Net profit before gains on disposal of vessels was US$334.7 million (2006: US$86.5 million), up 286.9%. Net profit attributable to shareholders was US$472.1 million (2006: US$110.3 million), up 328.0%. The increase in net profit was mainly due to higher daily charter rates; an increase in the number of vessels controlled in the fleet; and gains on disposal of vessels. Return on average equity of US$605.3 million (2006: US$303.0 million) was 78.0% (2006: 36.4%).

Income

The Group's owned and chartered fleet generated US$1,167.4 million (2006: US$609.8 million) or 99.2% (2006: 98.3%) of revenue and the remaining 0.8% was derived from commercial and technical management services for third party pool and non-pool vessels and marine services businesses. Revenue is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and changes in the fair value of bunker swap contracts. Voyage-related expenses related primarily to commissions, bunkers, port-related costs and hire expenses of short term chartered vessels.

The change in the time charter equivalent earnings can be summarised in the table below:

US$ million	**Handysize**	**Handymax**	**Management and other income**	**Total**
2006	248.0	86.1	10.7	344.8
Change in revenue days	56.7	9.7	–	66.4
Change in daily charter rates	215.6	71.9	–	287.5
Other	–	–	1.8	1.8
2007	**520.3**	**167.7**	**12.5**	**700.5**

The table below shows the handysize and handymax performance during the year:

	2006	**1H07**	**2H07**	**2007**	Year on year % change
Handysize					
Revenue days	16,420	**9,590**	**10,510**	**20,100**	+ 22%
Daily charter rates (US$)	15,420	**19,750**	**26,350**	**23,200**	+ 50%
Daily vessel operating costs (US$)	8,880	**9,370**	**11,040**	**10,240**	+ 15%
Handymax					
Revenue days	4,320	**2,260**	**2,610**	**4,870**	+ 13%
Daily charter rates (US$)	17,660	**25,180**	**34,250**	**30,040**	+ 70%
Daily vessel operating costs (US$)	18,600	**20,580**	**25,200**	**23,050**	+ 24%

Note: The above handymax performance excludes two vessels which are on long term charter at a daily rate of US$8,460 whilst the daily vessel cost is US$8,540.

Direct Costs

Direct costs in 2007 were US$316.0 million (2006: US$215.8 million). The bulk of the increase was represented by charter-hire expenses for vessels under operating leases which increased to US$202.2 million (2006: US$120.0 million) reflecting a 45.6% rise in the average number of vessels chartered under operating leases, and a 21.4% increase in the average daily charter rate.

Depreciation expenses increased to US$36.0 million (2006: US$32.2 million) primarily due to an increase in the average number of owned and finance leased vessels from 35 to 37.

Vessel operating costs for owned and finance leased vessels increased to US$45.1 million (2006: US$38.4 million). This was mainly due to an increase in the average number of owned vessels, an increase in crew wages and higher lubricant costs.

Direct costs also include the cost of marine services, and an overhead allocation of US$30.4 million (2006: US$23.5 million) representing shore based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Revenue days and vessel days can be analysed as follows:

	2006			**2007**		
	Owned	Chartered	Total	**Owned**	**Chartered**	**Total**
Handysize						
Vessel days	12,390	4,220	16,610	**12,560**	**7,730**	**20,290**
Drydocking	(180)	–	(180)	**(160)**	**–**	**(160)**
Off-hire	(10)	–	(10)	**(30)**	**–**	**(30)**
Revenue days	12,200	4,220	16,420	**12,370**	**7,730**	**20,100**
Handymax						
Vessel days	390	3,930	4,320	**730**	**4,140**	**4,870**
Drydocking	–	–	–	**–**	**–**	**–**
Off-hire	–	–	–	**–**	**–**	**–**
Revenue days	390	3,930	4,320	**730**	**4,140**	**4,870**

The off-hire for the total fleet of owned vessels represented 0.8 (2006: 0.3) days per vessel per year.

Blended vessel daily operating costs for handysize was US$10,240 (2006: US$8,880), an increase of 15.3% over the previous year, and for handymax was US$23,050 (2006: US$18,600), an increase of 23.9% over the previous year.

Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment totalled US$137.4 million (2006: US$23.8 million). The Group completed the sale and lease back of 12 of its vessels and sold 1 of its vessels. Proceeds from the sale of US$365.9 million were used to fund investments and to increase general working capital. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these sale and lease back transactions with the vessels being treated as sold, the gains or losses on disposal being recognised immediately on completion, and subsequent charter-hire payments being recognised as expenses.

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$50.9 million (2006: US$10.6 million).

The Group invested in the shares of other listed shipping companies which are held as current assets. Increases in the fair value, dividends and gains from the sale of these financial assets amounted to US$29.7 million (2006: Nil).

In addition, bank interest and finance lease income amounted to US$6.3 million (2006: US$3.1 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$102.8 million (2006: US$18.9 million). Taking into account the movements in fair value of receipts of US$50.9 million as shown above, the net movements in the fair value of forward freight agreements was an expense of US$51.9 million (2006: US$8.3 million).

General and Administrative Expenses

The Group's total administrative expenses of US$48.2 million (2006: US$35.8 million) consisted of shore based overhead costs of US$30.4 million (2006: US$23.5 million) included as part of direct expenses, and general and administrative expenses of US$17.8 million (2006: US$12.3 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet and the increase in long term share-based compensation to US$5.3 million (2006: US$2.5 million).

Total administrative expenses as a percentage of revenue decreased from 5.8% to 4.1%. In addition, the number of full time shore based staff per owned, chartered and managed vessel decreased from 2.8 to 2.5. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits Less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities totalled US$8.3 million (2006: US$3.0 million). This mainly represented the share of results of the vessel "Captain Corelli" of US$3.6 million (2006: US$2.0 million), and the Group's one third share of US$4.3 million (2006: US$0.9 million) in Fujairah Bulk Shipping L.L.C., a business involved in the production, supply and transportation of aggregates in the Middle East.

Financing

Finance costs of US$24.1 million (2006: US$26.8 million) included interest payments of US$1.9 million (2006: US$3.8 million) in relation to bank borrowings used to finance the Group's owned vessels, finance charges of US$19.9 million (2006: US$21.2 million) in relation to vessels under finance lease arrangements and interest expenses of US$0.6 million in relation to convertible bonds.

Interest Payments on Bank Borrowings

The decrease in interest payments on bank borrowings of US$1.9 million was primarily due to the decrease in the average bank borrowings outstanding to US$30.1 million in 2007 (2006: US$62.2 million). The bank borrowings' interest cost amounted to approximately US$290 per day in 2007 (2006: US$600). Bank borrowings are subject to floating interest rate but the Group manages these exposures by way of interest rate swap contracts. The average interest rate after hedging on bank borrowings was approximately 5.7% for the year (2006: 5.9%).

Finance Charges

Finance charges of US$19.9 million (2006: US$21.2 million) represented interest payments on the Group's finance leased vessels. The aggregate current and long term finance leased liabilities as at 31 December 2007 was US$289.6 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the finance lease vessels amounted to approximately US$3,230 per day in 2007 (2006: US$3,410). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% during the year (2006: 6.7%).

Interest Expenses on Convertible Bonds

During December 2007, the Group issued US$390 million, 3.3% per annum coupon, guaranteed convertible bonds due 2013 to fund its existing capital commitments and finance possible new investments. The bonds are convertible into ordinary shares of the Company at an initial conversion price of HK$19.28. However between 20 September 2008 and 3 November 2010, conversion can only take place if the closing price of the Company shares is at least at a 20% premium to the HK$19.28 conversion price for five consecutive trading days, being HK$23.14 per share or above. Interest expense on the bonds of US$0.6 million represented fair value interest at a fixed rate of 5.7% to service these bonds.

Tax

Shipping income is either not subject to or exempted from taxation according to the tax regulation prevailing in the countries in which the Group operates.

Cashflow

At 31 December 2007, the Group had net working capital of US$670.4 million. The primary sources of liquidity comprised bank balances and cash of US$649.5 million (principally denominated in US dollars) and unutilised committed and secured bank borrowing facilities of US$101.8 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

US$ million	2006	**2007**
Net cash from operating activities	148.2	**314.0**
– Purchase of property, plant and equipment	(286.6)	**(259.4)**
– Sale of property, plant and equipment	39.9	**365.9**
– Others	5.6	**(4.5)**
Net cash (used in)/from investing activities	(241.1)	**102.0**
– Proceeds from issuance of convertible bonds, net of issuing expenses	–	**384.2**
– Proceeds from shares issued upon placing of new shares, net of issuing expenses	154.3	**–**
– Net drawdown/(repayment) of bank loans	48.5	**(29.0)**
– Repayment of finance leases payables – capital element	(14.9)	**(30.8)**
– Interest and other finance charges paid	(25.4)	**(22.0)**
– Dividends paid to shareholders of the Company	(91.6)	**(136.3)**
– Others	3.1	**4.2**
Net cash from financing activities	74.0	**170.3**
Cash at 31 December	63.2	**649.5**

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap contracts, forward freight agreements, and forward foreign exchange contracts respectively.

At 31 December 2007, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the year then ended was recognised directly in the hedging reserve.

Hedge accounting has neither been adopted for bunker swap contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the periods of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Income or expenses arising from a change in the fair value of these contracts were recognised in the income statement under (i) finance costs for interest rate swap contracts; (ii) bunkers, port disbursements and other charges for bunker swap contracts; and (iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current year, which in 2007 created unrealised non-cash income of US$14.6 million, whereas the cashflows of these contracts will occur in future reporting periods.

In 2007, the Group recognised net realised derivative expenses of US$32.5 million and net unrealised derivative income of US$14.6 million. This resulted in a total expense for the year of US$17.9 million. These are further analysed as follows:

US$ million	2006	Realised	Unrealised	**2007**
Income				
– Interest rate swap contracts	0.2	0.1	–	**0.1**
– Bunker swap contracts	4.2	8.7	29.3	**38.0**
– Forward freight agreements	10.6	34.4	16.5	**50.9**
	15.0	43.2	45.8	**89.0**
Expenses				
– Interest rate swap contracts	(1.5)	–	(1.5)	**(1.5)**
– Bunker swap contracts	(8.3)	(1.2)	(1.4)	**(2.6)**
– Forward freight agreements	(18.9)	(74.5)	(28.3)	**(102.8)**
	(28.7)	(75.7)	(31.2)	**(106.9)**
Net				
– Interest rate swap contracts	(1.3)	0.1	(1.5)	**(1.4)**
– Bunker swap contracts	(4.1)	7.5	27.9	**35.4**
– Forward freight agreements	(8.3)	(40.1)	(11.8)	**(51.9)**
	(13.7)	(32.5)	14.6	**(17.9)**

Indebtedness

The indebtedness of the Group, principally denominated in US dollars, comprised finance lease liabilities of US$289.6 million, bank borrowings of US$19.6 million and liability component of convertible bonds of US$351.1 million, of which US$16.6 million of finance lease liabilities and US$7.0 million of bank borrowings represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$289.6 million (2006: US$302.0 million) as a result of repayments during the year. Bank borrowings decreased to US$19.6 million (2006: US$48.5 million) as a result of the Group's repayment and prepayment of bank borrowings following the sale and charter back of vessels during the year. In December 2007, the Group issued US$390 million, 3.3% per annum coupon, guaranteed convertible bonds due 2013 to fund its existing capital commitments and finance possible new investments. The bonds are convertible into ordinary shares of the Company at an initial conversion price of HK$19.28. However between 20 September 2008 and 3 November 2010, conversion can only take place if the closing price of the Company shares is at least at a 20% premium to the HK$19.28 conversion price for five consecutive trading days, being HK$23.14 per share or above.

At 31 December 2007, all outstanding finance lease liabilities will expire between 2015 and 2017, all outstanding secured bank borrowings will expire in 2014 and all outstanding convertible bonds will expire in 2013.

The Group's bank borrowings were secured by mortgages over 5 vessels with a total net book value of US$116.1 million and an assignment of earnings and insurances in respect of these vessels.

The Group had unutilised committed bank borrowing facilities of US$101.8 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as bank borrowings, finance lease liabilities and convertible bonds, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 1.4% (2006: 38.1%).

Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the Pacific Basin-IHC and IHX Pools. Operating lease commitments stood at US$678.5 million (2006: US$285.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase in lease commitments was mainly due to the higher average daily rates of the vessels under operating leases and an average increase of 12 chartered vessels during the year. Of these commitments, US$440.2 million related to handysize vessels and US$238.3 million related to handymax vessels, as follows:

Lease Commitments (US$ million)	**No later than one year**	**Later than one year but no later than five years**	**Later than five years**	**Total**
PB Handysize	167.0	246.0	21.9	434.9
Pacific Basin-IHC Pool	5.3	–	–	5.3
Handysize subtotal	172.3	246.0	21.9	440.2
PB Handymax	116.2	69.1	–	185.3
Pacific Basin-IHX Pool	53.0	–	–	53.0
Handymax subtotal	169.2	69.1	–	238.3
Total	341.5	315.1	21.9	678.5

Lease Commitments (days)	**No later than one year**	**Later than one year but no later than five years**	**Later than five years**	**Total**
PB Handysize	11,280	18,860	2,100	32,240
Pacific Basin-IHC Pool	190	–	–	190
Handysize subtotal	11,470	18,860	2,100	32,430
PB Handymax	3,360	2,240	–	5,600
Pacific Basin-IHX Pool	910	–	–	910
Handymax subtotal	4,270	2,240	–	6,510
Total	15,740	21,100	2,100	38,940

Note: "PB Handysize" and "PB Handymax" represent those vessels directly chartered by the Group while "Pacific Basin-IHC Pool" and "Pacific Basin-IHX Pool" represent those vessels directly chartered by the Pools.

The Group has commitments to 46,420 days under finance leases and 37,840 days under operating leases. The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		**PB Handysize Finance leases**		**PB Handymax Operating leases**	
Year	**Average daily rate** *(US$)*	**Vessel days**	**Average daily rate** *(US$)*	**Vessel days**	**Average daily rate** *(US$)*	**Vessel days**
2008	14,800	11,280	5,900	5,840	34,600	3,360
2009	14,100	9,260	5,900	5,840	32,900	1,530
2010	13,500	5,820	5,900	5,840	26,400	680
2011	9,500	2,200	5,800	5,860	25,700	30
2012	9,700	1,580	5,900	5,840	–	–
2013	9,800	1,100	5,900	5,840	–	–
2014	11,400	360	5,900	5,840	–	–
2015	11,000	370	5,800	3,080	–	–
2016	10,900	270	6,000	1,830	–	–
2017	–	–	5,800	610	–	–
Total		32,240		46,420		5,600

Certain lease agreements provide the Group with the option to purchase the related vessels at predetermined times and exercise prices during the lease periods. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

Earliest year in which options may be exercised	**Vessel type**	**Number of vessels**		**Average age of vessels** *(years)*	**Average option exercise price** *(US$ milion)*
		Finance lease	**Operating lease**		
2008	Handysize	16	6	6	18.3
2009	Handysize	–	3	3	22.8
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		16	11		

Capital Expenditure, Property, Plant and Equipment and Commitments

In 2007, capital expenditure amounted to US$259.4 million, mainly comprised 6 handysize and 1 handymax acquisitions and instalments on 13 newbuildings, amounted to US$252.7 million and capitalised expenditure on drydocking of US$4.8 million.

At 31 December 2007, the Group had property, plant and equipment of US$755.9 million, of which US$601.7 million related to 30 delivered handysize vessels and 3 delivered handymax vessels with average net book values of US$17.6 million and US$24.2 million per vessel respectively.

At 31 December 2007, the Group had non-cancellable commitments of US$274.2 million for the construction of 11 handysize vessels, 1 handymax vessel, 1 post panamax vessel and 2 tugs. These vessels are for delivery to the Group between January 2008 and July 2011. After the year end, the Group committed to US$405.9 million of other vessels as shown in the table below.

Vessel Capital Commitments

(US$ million)	**2008**	**2009**	**2010**	**2011**	**Total**
11 handysize newbuilding vessels	137.6	49.3	–	–	186.9
1 handymax newbuilding vessel	32.1	–	–	–	32.1
1 post panamax newbuilding vessel	–	–	21.7	22.1	43.8
2 tugs	11.4	–	–	–	11.4
	181.1	49.3	21.7	22.1	274.2
Recent Vessel Commitments					
4 roll on roll off newbuilding vessels	92.2	119.0	137.7	25.9	374.8
4 tugs	9.4	19.4	2.3	–	31.1
	101.6	138.4	140.0	25.9	405.9
Total	282.7	187.7	161.7	48.0	680.1

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash, unutilised committed bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into forward foreign exchange contracts to purchase the currencies at predetermined rates.

Staff

At 31 December 2007, the Group employed a total of 292 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Nanjing, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, Melbourne, Auckland, London, Bad Essen, Houston, Vancouver and Santiago. The largest office is in Hong Kong with 160 employees.

The Group incurred total staff costs (included in total administrative expenses) of approximately US$36.0 million in 2007 (2006: US$25.5 million), representing 3.1% of the Group's revenue for the year (2006: 4.1%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. The Group also makes voluntary contribution. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's voluntary contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's Long Term Incentive Scheme allows the Company to award eligible participants with share options and restricted share awards.

Purchase, Sale or Redemption of Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

Compliance with the Code of Conduct Regarding Directors' Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), as set out in Appendix 10 of the Rules Governing the Listing of the Securities on the Stock Exchange (the "Listing Rules").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Compliance with the Code on Corporate Governance Practices

Throughout the year, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices as contained in Appendix 14 of the Listing Rules.

Review of Audit Committee

The audit committee of the Company has reviewed this annual results announcement and the 2007 Annual Report of the Company for the year ended 31 December 2007.

Final Dividend and Book Closure

The Board of Directors has proposed a final dividend for the year ended 31 December 2007 of HK 75 cents per share and, if such dividend is declared by the shareholders at the 2008 Annual General Meeting of the Company, it is expected to be paid on or about 16 April 2008 to those shareholders whose names appear on the Company's register of members on 8 April 2008.

The register of members of the Company will be closed from 3 April 2008 to 8 April 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 2 April 2008. The ex-dividend date for the final dividend will be on 1 April 2008.

Annual Report and Disclosure of Information on Stock Exchange's Website

This announcement of annual results containing all the information required by paragraphs 45(1) to 45(8) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com.

The Company's 2007 Annual Report will be posted to shareholders on or around 17 March 2008 and available on the Company's website at www.pacbasin.com no later than that date.

Directors

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

Note: The English text of this announcement shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N2	March 3, 2008	Board Changes

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

BOARD CHANGES

The Board of the Company announces that (i) Mr. Christopher Richard Buttery has tendered notice that he will resign as an executive director and Deputy Chairman of the Company with effect from 30 June 2008 and (ii) Mr. David Muir Turnbull, currently Chairman and an independent non-executive director of the Company, shall continue in his role as Chairman but shall be appointed as an executive director with effect from 1 July 2008.

The Board of Directors (the "Board") of Pacific Basin Shipping Limited (the "Company") announces the following Board changes:

RESIGNATION OF MR. CHRISTOPHER RICHARD BUTTERY

Mr. Christopher Richard Buttery has today tendered notice that he will resign as an executive director and Deputy Chairman of the Company with effect from 30 June 2008.

Mr. Buttery has taken this decision confident that the Company is well positioned for the next phase of its development and that management continuity will be assured by the Board. Mr. Buttery has agreed to remain closely associated with the Company by assuming the position of Senior Consultant to the Company on shipping and maritime matters with effect from 1 July 2008.

Mr. Buttery confirms that there is no disagreement with the Board and there are no matters with respect to his resignation that need to be brought to the attention of holders of the securities of the Company.

The Board would like to express its sincere gratitude to Mr. Buttery for his valuable contribution and efforts to the Company over the years and is delighted that he will continue to contribute to the Company's future development. Mr. David Turnbull, the Company's Chairman, commented that "Christopher has done a remarkable job of building a company whose brand name is synonymous with growth, innovation and vision in shipping: we are all very grateful to him".

RE-DESIGNATION OF MR. DAVID MUIR TURNBULL

Mr. David Muir Turnbull, currently Chairman and an independent non-executive director of the Company, shall continue in his role as Chairman but shall be appointed as an executive director with effect from 1 July 2008.

As Mr. Turnbull's proposed re-designation from an independent non-executive director to an executive director is considered a change in the Company's directorate under the Listing Rules, information regarding Mr. Turnbull and other relevant disclosure prescribed under Rule 13.51 of the Listing Rules is set out below.

Mr. Turnbull, aged 53, graduated from Cambridge University with an honours degree in Economics. Mr. Turnbull has held the following positions in Hong Kong publicly listed companies: chairman of Swire Pacific Ltd., Cathay Pacific Airways Ltd., and Hong Kong Aircraft Engineering Company Ltd. from January 2005 until January 2006, a non-executive director of the Hongkong and Shanghai Banking Corporation from January 2005 until December 2005, and a non-executive director of Hysan Development Co. Ltd. and Air China Ltd. from May 2005 until December 2005. In July 2006 he was appointed as an independent non-executive director of Green Dragon Gas Limited, a company listed on the AIM market of the London Stock Exchange. He was a director of Allco Finance Group Limited, which is listed on the Australian Stock Exchange, from March 2006 until March 2008. Mr. Turnbull joined the Board on 17 May 2006 when he was appointed as an independent non-executive director of the Company for a term of three years and further assumed the position of Chairman of the Company on 1 January 2008.

Mr. Turnbull has entered into a new service agreement with the Company under which he agrees to act as an executive director in addition to his role as Chairman of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing on 1 July 2008. Mr. Turnbull shall receive from the Company an emolument at the rate of US$250,000 per annum, which is inclusive of salary and retirement scheme contribution, and will be payable in arrears in equal monthly instalments. He is also eligible to receive a bonus at the discretion of the Board. Mr. Turnbull's emolument was agreed between the Company and Mr. Turnbull and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as disclosed above, Mr. Turnbull does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company, does not hold any other position with the Company or any of its subsidiaries, and has not been a director in any other publicly listed company in the past three years. As at the date of this announcement, Mr. Turnbull does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Turnbull has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board and Mr. Turnbull are not aware of any other matters that need to be brought to the attention of holders of securities of the Company in relation to his re-designation as an executive director.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 3 March 2008

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N3	March 3, 2008	Circular – Acquisition of Vessels to be Constructed

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS:
ACQUISITION OF VESSELS TO BE CONSTRUCTED

3 March 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Bonds"	means the US$390,000,000 3.3% Guaranteed Convertible Bonds due 2013 issued by PB Issuer Limited on 20 December 2007, which are unconditionally and irrevocably guaranteed by the Company and convertible into Shares at an initial conversion price of HK$19.28 per Share and are listed on the Stock Exchange under Stock Code 1606;
"Charterparty"	means the time charterparty dated 18 October 2007 that was entered into between Prospect 59 and the charterer for the time charter of the First NPIL vessel that will commence upon its delivery;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Completion"	means the completion of the SPA pursuant to its terms and conditions therein;
"Completion Date"	means the date on which the Completion takes place;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of dry bulk vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Euro" or "EUR"	means Euro, the lawful currency of the European Union's Euro zone;
"First NPIL Vessel"	means a 3,663 lane metre RoRo newbuilding vessel of hull no. L218 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the third quarter of 2009;

"First Odense Vessel"	means a 3,663 lane metre RoRo newbuilding vessel of hull no. L233 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the third quarter of 2010;
"GBP"	means British Pound, the lawful currency of the United Kingdom;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Pacific Basin-IHC Pool"	the Pacific Basin-IHC Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC Pool is operated by Pacific Basin IHC Limited (formerly known as International Handybulk Carriers Limited), a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX Pool"	the Pacific Basin-IHX Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX Pool is operated by Pacific Basin IHX Limited (formerly known as International Handymax Carriers Limited), a wholly-owned subsidiary of the Company;
"lane metre"	means the unit of measurement of capacity of RoRo vessels, which is calculated by multiplying the cargo deck length in metres by the cargo deck width in lanes;
"Latest Practicable Date"	means 28 February 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;

"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"NPIL"	New Paragon Investments Limited, being the seller under the SPA, is a company incorporated in Hong Kong;
"NPIL Vessels"	means the First NPIL Vessel and the Second NPIL Vessel;
"Odense A/S"	Odense Staalskibsvaerft A/S, being the builder of the NPIL Vessels and the Odense Vessels and the seller under the Odense Contracts;
"Odense Contracts"	means the two legally binding shipbuilding contracts respectively entered into between Illuminous Limited and Kumberstar Limited with Odense A/S for the acquisition of the First Odense Vessel and the Second Odense Vessel by Illuminous Limited and Kumberstar Limited;
"Odense Vessels"	means the First Odense Vessel and the Second Odense Vessel;
"PBVH"	PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, being the buyer under the SPA;
"Prospect 59"	Prospect Number 59 Limited, being the wholly-owned subsidiary of Prospect 62, is a company incorporated under the laws of England and Wales;
"Prospect 60"	Prospect Number 60 Limited, being the wholly-owned subsidiary of Prospect 62, is a company incorporated under the laws of England and Wales;
"Prospect 62"	Prospect Number 62 Limited, being the wholly-owned subsidiary of NPIL, is a company incorporated under the laws of England and Wales;
"RoRo"	means roll on roll off transportation which involves the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes;

"Sale Shares"	100 issued shares of par value of GBP1.00 each, being the entire share capital of Prospect 62;
"Second NPIL Vessel"	means a 3,663 lane metre RoRo newbuilding vessel of hull no. L220 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the first quarter of 2010;
"Second Odense Vessel"	means a 3,663 lane metre RoRo newbuilding vessel of hull no. L234 which will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected to be delivered in the first quarter of 2011;
"Shareholders"	means the shareholders of the Company;
"SPA"	means the conditional Sale and Purchase Agreement dated 13 February 2008 entered into between NPIL and PBVH under which NPIL sells and PBVH purchases the Sale Shares on the Completion Date;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States of America.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
David Muir Turnbull
Robert Charles Nicholson
Patrick Blackwell Paul
Alasdair George Morrison

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

3 March 2008

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF VESSELS TO BE CONSTRUCTED

INTRODUCTION

On 13 February 2008, the Directors announced that:

(A) A wholly-owned subsidiary of the Company entered into the SPA with New Paragon Investments Limited ("NPIL") to purchase the entire share capital of Prospect Number 62 Limited ("Prospect 62") from NPIL, for a consideration of EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million). As a result of the transaction, the Company shall assume all the rights and obligations in relation to the construction and delivery of two roll on roll off ("RoRo") newbuilding vessels ("NPIL Vessels"), and a time charterparty in relation to the first of these RoRo newbuilding vessels. The NPIL Vessels are expected to be delivered between the third quarter of 2009 and the first quarter of 2010.

(B) Separately and on the same day, another two wholly-owned subsidiaries of the Company entered into the Odense Contracts with Odense Staalskibsvaerft A/S ("Odense A/S") to acquire from it two RoRo newbuilding vessels ("Odense Vessels") each for a consideration of EUR63,400,000, or approximately US$92.4 million (or approximately HK$720.7 million). The Odense Vessels are expected to be delivered between the third quarter of 2010 and the first quarter of 2011.

RoRo vessels involve the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes.

Principal terms of the SPA and the Odense Contracts are set out below in this circular.

The Directors consider that the transactions will enable the Company to establish a foothold in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

The purchase of the Sale Shares contemplated under the SPA and the acquisition of two RoRo newbuilding vessels contemplated under the Odense Contracts respectively constitute discloseable transactions of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to these transactions.

BACKGROUND OF THE SPA

On 13 February 2008, PBVH, a wholly-owned subsidiary of the Company, entered into the SPA with NPIL. Under the SPA, NPIL has agreed to sell and PBVH has agreed to acquire the entire share capital of Prospect 62, which is a wholly-owned subsidiary of NPIL, for a consideration of EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million).

Prospect 62 is the sole shareholder of Prospect 59 and Prospect 60, which are respectively parties to the contracts for the construction and delivery of two 3,663 lane metre RoRo newbuilding vessels, namely the First NPIL Vessel and the Second NPIL Vessel. In addition, Prospect 59 has entered into the Charterparty with a third party ship operator in respect of the First NPIL Vessel.

Upon completion of the acquisition of the Sale Shares, Prospect 62 shall become a wholly-owned subsidiary of the Company and the Company shall assume all the rights and obligations in respect of the NPIL Vessels and the Charterparty after the Completion Date of the SPA. The NPIL Vessels are expected to be delivered between the third quarter of 2009 and the first quarter of 2010 and will be operated by the Company upon their respective deliveries.

Principal terms of the SPA are set out below.

THE SPA

The SPA is legally binding and its terms and conditions are described below:

Date	:	13 February 2008		
Parties	:	Buyer	:	PBVH, a direct wholly-owned subsidiary of the Company;
		Seller	:	NPIL, which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with its ultimate beneficial owners who comprise a diverse group of individuals, trusts and institutional investors, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of NPIL is investment holding in the shipping sector and the principal business activity of the ultimate beneficial owners of NPIL involves investment in the shipping sector. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular, during the 12 months period prior to the date of the SPA, the Company has not entered into any transaction with NPIL or its ultimate beneficial owners or with parties connected or otherwise associated with one another and there are no other relationships amongst NPIL or its ultimate beneficial owners with whom the Company has entered into any transactions (including Odense A/S and its ultimate beneficial owner) to acquire, dispose of, or charter in vessels.
Assets to be acquired	:	Sales Shares, comprising all of the 100 issued and outstanding shares of Prospect 62 of GBP1.00 par value each.		

As at 31 December 2007, Prospect 62 has a net liability of approximately EUR98,000 (unaudited figures). It has no material assets or liabilities other than its ownership of the entire share capital of Prospect 59 and Prospect 60 and the advances to Prospect 59 and Prospect 60 in relation to the payment of the first instalments on the First NPIL Vessel and the Second NPIL Vessel, respectively. Prospect 62 incurred a net loss of approximately EUR11,000 (unaudited figures) during the period from its date of incorporation (6 July 2007) to 31 December 2007.

As at 31 December 2007, Prospect 59 and Prospect 60 each has a net liability of approximately EUR11,000 (unaudited figures), which mainly comprised capitalised vessel costs in relation to the first instalments respectively paid on the First NPIL Vessel and the Second NPIL Vessel, offset by related bank borrowings (which shall be fully prepaid by NPIL on or before Completion) and the advances from Prospect 62. Each of Prospect 59 and Prospect 60 incurred a net loss of approximately EUR12,000 (unaudited figures) during the period from their date of incorporation (13 June 2007) to 31 December 2007.

Consideration : EUR25,788,600, or approximately US$37.6 million (approximately HK$293.3 million).

Pursuant to the SPA, the consideration for the Sale Shares is denominated in Euro. The above consideration in US Dollars and HK Dollars is converted according to an exchange rate of US$1.457 per Euro and HK$7.80 per US Dollar, respectively.

Such consideration represents the aggregate purchase price of the NPIL Vessels of EUR130,500,000, or approximately US$190.1 million (approximately HK$1,482.8 million), net of the unpaid future commitments of both vessels of EUR104,711,400, or approximately US$152.5 million (approximately HK$1,189.5 million).

The above aggregate purchase price of the NPIL Vessels was determined after arm's length negotiation between the parties and by reference to market intelligence the Company had gathered from shipbrokers, taking into account the indicative valuation by Maersk Broker K/S as at 6 February 2008 stating the range of EUR64 million to EUR66 million for a RoRo newbuilding vessel of this type. However, as is commonly the case in the RoRo shipping market, there have not been any recently published sales by third party vendors of newbuildings of the exact specification and year of scheduled delivery of the NPIL Vessels from which to make a direct comparison.

Upon completion of the acquisition of the Sale Shares, Prospect 62 shall become a wholly-owned subsidiary of the Company and the Company shall assume all the rights and obligations in respect of the NPIL Vessels and the Charterparty, including the future instalments due in respect of the NPIL Vessels which amount to EUR104,711,400, or approximately US$152.5 million (approximately HK$1,189.5 million) in aggregate.

The Directors believe that the consideration of the Sale Shares, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Sale Shares and the future instalments on the NPIL Vessels will be satisfied entirely in cash. The Company intends to fund approximately EUR35,000,000, or approximately US$51.0 million (approximately HK$397.8 million) of the aggregate purchase price of the NPIL Vessels (including the consideration of the Sale Shares) using its cash reserves, and approximately EUR95,500,000, or approximately US$139.1 million (approximately HK$1,085.0 million) from new bank borrowings, which the Company intends to arrange nearer the time for payment of such instalments. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms : The consideration for the Sale Shares shall be payable in full upon Completion in accordance with the SPA.

With regard to the future instalments on the NPIL Vessels which will be payable according to the stages of construction, the Company currently expects to pay EUR17,451,900, or approximately US$25.4 million (approximately HK$198.1 million) in 2008, EUR69,807,600, or approximately US$101.7 million (approximately HK$793.3 million) in 2009 and EUR17,451,900, or approximately US$25.4 million (approximately HK$198.1 million) in 2010.

Conditions : The Completion of the SPA is subject to the satisfaction of the following conditions, inter alia:

- NPIL represents, warrants and undertakes to PBVH that the warranties and representations contained in the SPA are true, accurate and complete in all respects as of the date of the SPA and will continue to be so on each day up to and including the Completion Date; and
- NPIL has delivered or caused to deliver to PBVH all documents to approve and effect the transfer of the Sale Shares as set out in the SPA.

The above conditions must be satisfied by NPIL on or before the Completion Date. If any of the above conditions fail to be fulfilled on or before the Completion Date due to whatever reason, the Company shall make a further announcement.

Completion : Subject to the conditions in the SPA being fulfilled, completion of the transfer of the Sale Shares is expected to take place on or before 15 March 2008.

Payment guarantees : PBVH shall provide bank guarantees to the builder of the NPIL Vessels to guarantee the respective payment obligations of Prospect 59 and Prospect 60 for part of the future instalments on the NPIL Vessels. Such payment guarantees can be called upon should Prospect 59 or Prospect 60 fail to effect payment of the relevant amounts when they fall due.

BACKGROUND OF THE ODENSE CONTRACTS

Separately and on the same day, another two wholly-owned subsidiaries of the Company entered into the Odense Contracts with Odense A/S to acquire from it two 3,663 lane metre RoRo newbuilding vessels, namely the First Odense Vessel and the Second Odense Vessel, each for a consideration of EUR63,400,000, or approximately US$92.4 million (approximately HK$720.7 million). The Odense Vessels are expected to be delivered between the third quarter of 2010 and the first quarter of 2011 and will be operated by the Company upon their respective deliveries.

Principal terms of the Odense Contracts are set out below.

THE ODENSE CONTRACTS

Each of the Odense Contracts is legally binding, of broadly similar terms and conditions which are described below:

Date	:	13 February 2008		
Parties	:	Buyers	:	Illuminous Limited and Kumberstar Limited, respectively for each of the Odense Contracts, each being an indirect wholly-owned subsidiary of the Company.
		Seller	:	Odense A/S, which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Odense A/S is the construction of shipping vessels and the principal business activity of the ultimate beneficial owner of Odense A/S is the construction, ownership and operation of a diverse group of shipping vessels.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular, during the 12 months period prior to the date of the Odense Contracts, the Company has not entered into any transaction with Odense A/S or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst Odense A/S or its ultimate beneficial owner with whom the Company has entered into any transactions (including NPIL and its ultimate beneficial owners) to acquire, dispose of, or charter in vessels.

Assets to be acquired : The First Odense Vessel and the Second Odense Vessel, both being 3,663 lane metre RoRo newbuilding vessels, which are currently expected to be delivered between the third quarter of 2010 and the first quarter of 2011.

The Odense Vessels will be constructed and equipped at the shipyard of Odense A/S in Denmark. It is currently expected that the Odense Vessels will be operated by the Company upon their respective deliveries.

Consideration : Each vessel of EUR63,400,000 or approximately US$92.4 million (approximately HK$720.7 million), or EUR126,800,000, or approximately US$184.8 million (approximately HK$1,441.4 million) for the two vessels in aggregate.

Pursuant to the Odense Contracts, the consideration for the Odense Vessels is denominated in Euro. The above consideration in US Dollars and HK Dollars is converted according to an exchange rate of US$1.457 per Euro and HK$7.80 per US Dollar, respectively.

Such consideration was determined after arm's length negotiation between the parties and by reference to market intelligence the Company had gathered from shipbrokers, taking into account the indicative valuation by Maersk Broker K/S as at 6 February 2008 stating the range of EUR64 million to EUR66 million for a RoRo newbuilding vessel of this type. However, as is commonly the case in the RoRo shipping market, there have not been any recently published sales by third party vendors of newbuildings of the exact specification and year of scheduled delivery of the Odense Vessels from which to make a direct comparison.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

It is intended that payment of the consideration of the Odense Vessels will be satisfied entirely in cash, approximately EUR33,600,000, or approximately US$49.0 million (approximately HK$382.2 million) of which is expected to be funded by the cash reserves of the Company and approximately EUR93,200,000, or approximately US$135.8 million (approximately HK$1,059.2 million) from new bank borrowings, which the Company intends to arrange nearer the time for payment of the Odense Vessels. The Company expects such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities.

Payment terms : Pursuant to the Odense Contracts, the consideration shall be payable as follows:

About 16% of the consideration, being EUR20,060,000, or approximately US$29.2 million (approximately HK$227.8 million) in aggregate, was paid after the date of the Odense Contracts. The balance payments will be made according to the stages of construction of the Odense Vessels and the Company currently expects to pay EUR11,860,000, or approximately US$17.3 million (approximately HK$134.9 million) in 2009, EUR77,090,000, or approximately US$112.4 million (approximately HK$876.7 million) in 2010 and EUR17,790,000, or approximately US$25.9 million (approximately HK$202.0 million) in 2011.

Payment guarantees	:	PBVH has provided bank guarantees to Odense A/S to guarantee the respective payment obligations of Illuminous Limited and Kumberstar Limited for part of the future instalments on the Odense Vessels. Such payment guarantees can be called upon should Illuminous Limited or Kumberstar Limited fail to effect payment of the relevant amounts when they fall due.
Refund guarantees	:	Odense A/S has provided bank guarantees to the respective buyers under the Odense Contracts to guarantee the repayment of certain consideration paid to Odense A/S. Such guarantees can be called upon should any of the Odense Contracts be cancelled and/or rescinded by the relevant buyers in accordance with the terms and conditions therein. Circumstances that the respective buyers will be entitled to cancel and/or rescind the Odense Contracts include, inter alia, (i) delay in delivery; (ii) deficiency in speed; (iii) excessive fuel consumption; (iv) deficiency in actual deadweight; and (v) deficiency in trailer loading capacity, in excess of the allowed limit.
Delivery	:	The Directors currently expect that, subject to any extensions that may be agreed between the respective buyers and Odense A/S under the Odense Contracts, the delivery of the First Odense Vessel and the Second Odense Vessel will take place on or before the third quarter of 2010 and the first quarter of 2011, respectively.

Financial effects of the acquisition of the NPIL Vessels and the Odense Vessels

Following the delivery of the NPIL Vessels and the Odense Vessels, the Group's fixed assets (owned vessels) will increase by approximately US$374.9 million (approximately HK$2,924.2 million), representing the sum of the aggregate purchase price of the NPIL Vessels and the consideration of the Odense Vessels. The Company expects to fund approximately US$100.0 million (approximately HK$780.0 million) of such consideration using its cash reserves and approximately US$274.9 million (approximately HK$2,144.2 million) from new bank borrowings. Hence, if the Company successfully obtains such new bank borrowings, the Group's current assets are expected to decrease by US$100.0 million (approximately HK$780.0 million), long-term liabilities are expected to increase by US$250.8 million (approximately HK$1,956.2 million), and current liabilities are expected to increase by US$24.1 million (approximately HK$188.0 million).

The transactions will enable the Company to secure four RoRo newbuilding vessels, which the Directors consider will enhance the earnings of the Group following their deliveries.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The Directors consider that the transactions will enable the Company to establish a foothold in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

The Directors believe that the terms of the SPA and the Odense Contracts, which were respectively determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and transactions contemplated under such contracts are in the interests of the Company and the Shareholders as a whole.

THE FLEET

RoRo Vessels on Order

Following (i) the signing and Completion of the SPA and (ii) the signing of the Odense Contracts, the Company shall own four RoRo newbuilding vessels, with respective deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Handysize Fleet

Following the delivery of a vessel in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 64 vessels (approximately 1.89 million dwt), including 17 owned vessels and 47 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHC Pool. Outside the core handysize fleet, the Pacific Basin-IHC Pool also operates a number of short-term chartered-in vessels, amounting to 6 vessels as at the Latest Practicable Date.

In addition, the Company has 11 newbuilding vessels on order (approximately 0.34 million dwt in aggregate), 5 of which are scheduled to be delivered in 2008 and 6 in 2009. 10 of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel in 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 16 vessels (approximately 0.80 million dwt), including 3 owned vessels and 13 chartered-in vessels. All handymax vessels, with the exception of 2 vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHX Pool. Outside the core handymax fleet, the Pacific Basin-IHX Pool also operates a number of short-term chartered-in vessels, amounting to 19 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000dwt newbuilding bulk carrier and in a long-term charter of a 95,000dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

Tugs and Barge Fleet

The Company currently owns 2 tugs and one barge and charters in 6 tugs on a long-term basis. 7 of such tugs are operated by the Company's 90% owned subsidiary for the provision of harbour towage services in Australia. The remaining tug and the barge are long-term chartered to the Company's joint venture in the Middle East for transporting aggregates and rock.

In addition, the Company has placed orders for 6 newbuilding tugs, which are expected to enter into the Company's owned tug fleet upon their deliveries between 2008 and 2010.

REASONS FOR THE CIRCULAR

The purchase of the Sale Shares contemplated under the SPA and the acquisition of two RoRo newbuilding vessels contemplated under the Odense Contracts, respectively constitute discloseable transactions of the Company under the Listing Rules. This circular constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to these transactions.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.457 to EUR1.00 has been used for the conversion of Euro into US Dollars for the purpose of this circular.

An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,584,180,109 shares (Shares of US$0.10 each)	158,418,010

All the existing issued Shares rank pari passu in all respects including all rights as to dividends, voting and interests in capital.

As at the Latest Practicable Date, save as the existing issued Shares and the Bonds, no part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	–	–	2,150,000[1]	–	2,150,000	0.14%
Richard M. Hext	–	2,612,994[2]	–	–	–	2,612,994	0.16%
Dr. Lee Kwok Yin, Simon	–	–	–	100,860,847[3]	–	100,860,847	6.37%
Daniel R. Bradshaw	386,417[4]	–	–	–	–	386,417	0.02%
Wang Chunlin	–	1,170,000[5]	–	–	–	1,170,000	0.07%
Klaus Nyborg	–	2,000,000[6]	–	–	–	2,000,000	0.13%
Jan Rindbo	–	3,821,370[7]	–	–	–	3,821,370	0.24%

Notes:

(1) 2,150,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii)

204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,612,994 Shares.

(3) Out of the 100,860,847 Shares, 4,430,311 Shares, 21,973,536 Shares, 58,431,500 Shares and 16,025,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(6) Pursuant to the Long Term Incentive Scheme, 2,500,000 Shares in the form of restricted share awards were granted to Mr. Nyborg on 19 September 2006. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

As at the Latest Practicable Date, the balance of Shares held by Mr. Nyborg was 2,000,000 Shares.

(7) The personal interests of Mr. Rindbo constitute 2,791,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/ Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	100,860,847	6.37%
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	100,860,847[2]	6.37%[2]
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	154,141,641[3] 3,000,000[4]	9.73%[3] 0.19%[4]
Morgan Stanley	Interest of corporations controlled	90,767,722[3] 40,422,294[4]	5.73%[3] 2.55%[4]

Notes:

(1) The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee, a Director of the Company.

(2) The interests stated represent long positions; no short positions were recorded in the register maintained under Section 336 of the SFO as at the Latest Practicable Date.

(3) The interests stated represent long positions.

(4) The interests stated represent short positions.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who

is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Group.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 5 of 6

Item No.	*Date*	*Document*
N5	March 17, 2008	Proxy Form of Annual General Meeting 2008
N6	March 17, 2008	Notice of Annual General Meeting
N7	March 17, 2008	Circular – Notice of Annual General Meeting
N8	March 17, 2008	2007 Annual Report

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N5	March 17, 2008	Proxy Form of Annual General Meeting 2008

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY, 8 APRIL 2008

No. of shares to which this proxy relates *(Note 1)*	

I/We *(Note 2)* ____________________

of ____________________

Shareholder(s) of **PACIFIC BASIN SHIPPING LIMITED** (the "Company") hereby appoint *(Note 3)* the Chairman of the Meeting or ____________ of ____________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at Library, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the Resolutions set out in the Notice of Annual General Meeting (the "AGM Notice"), and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For *(Note 4)*	Against *(Note 4)*
1	To receive and adopt the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2007.		
2	To declare a final dividend for the year ended 31 December 2007.		
3	(i) To re-elect Richard M. Hext as an executive Director. (ii) To re-elect Wang Chunlin as an executive Director. (iii) To re-elect Dr. Lee Kwok Yin, Simon as a non-executive Director. (iv) To re-elect David M. Turnbull as an independent non-executive Director. (v) To re-elect Alasdair G. Morrison as an independent non-executive Director. (vi) To authorise the Board to fix the remuneration of the Directors.		
4	To re-appoint Auditors for the year ending 31 December 2008 and to authorise the Board to fix their remuneration.		
5	To grant a general mandate to the Directors to allot shares as set out in item 5 of the AGM Notice.		
6	To grant a general mandate to the Directors for the repurchase of shares as set out in item 6 of the AGM Notice.		
7	To renew the 2% annual cap within the issue mandate under the Long Term Incentive Scheme regarding new shares that may be issued by the Company to satisfy Share Awards as set out in item 7 of the AGM Notice.		

Dated this ____________ day of ____________, 2008.

Signature(s) *(Note 5)* ____________________

Notes:

(1) Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(2) Please insert the full name(s) and address(es) in BLOCK CAPITALS.

(3) If a proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the AGM Notice convening the Meeting.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(6) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the said persons so present whose name appears first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(7) To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's Hong Kong branch registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting or at any adjournment thereof.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N6	March 17, 2008	Notice of Annual General Meeting

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Pacific Basin Shipping Limited (the 'Company") will be held at Library, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;

4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

   THAT:

   (a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, provided that any Shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 10% to the Benchmarked Price of the Shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of signing of the agreement to which the transaction relates;

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the Shares to be issued pursuant to the transaction is fixed.

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. **"GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES**

THAT

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. "RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME

THAT

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,681,602 Shares as at 1 January 2008); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong,
17 March 2008

Notes:

1. Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2007 of HK 75 cents per Share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 16 April 2008 to those Shareholders whose names appear on the Company's register of members on 8 April 2008.

5. The register of members of the Company will be closed from 3 April 2008 to 8 April 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 2 April 2008. The ex-dividend date for the final dividend will be on 1 April 2008.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2007 Annual Report.

As at the date hereof, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, David Muir Turnbull and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N7	March 17, 2008	Circular – Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Pacific Basin Shipping Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the 2008 annual general meeting of Pacific Basin Shipping Limited to be held at Library, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m. is set out on pages 21 to 25 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

17 March 2008

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the 2008 annual general meeting of the Company to be held at Library, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m., notice of which is set out on pages 21 to 25 of this circular
"associate"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"business day"	any day on which the Stock Exchange is open for the business of dealing in securities
"Bye-laws"	the bye-laws of the Company
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Company" or "Pacific Basin"	Pacific Basin Shipping Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"GBP"	British pounds, the lawful currency of the United Kingdom
"Group"	the Company and its subsidiaries
"HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the general and unconditional mandate enabling the Company to allot, issue and deal in Shares

"Latest Practicable Date'	11 March 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Long Term Incentive Scheme" or "LTIS"	the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005
"LTIS Issue Mandate"	the mandate enabling the Company to allot, issue and deal with up to 88,690,742 new Shares that may be issued by the Company to satisfy Options and Share Awards granted or to be granted under the Long Term Incentive Scheme, subject to an annual cap, renewable by Shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of each such financial year that may be issued by the Company to satisfy Share Awards
"Notice"	the notice of the AGM set out on pages 21 to 25 of this circular
"Options"	options to subscribe for newly issued Shares pursuant to the Long Term Incentive Scheme
"Repurchase Mandate"	the general and unconditional mandate enabling the Company to repurchase Shares
"SH Group"	Sun Hing Holdings Limited and its subsidiaries, which are involved in shipping, insurance, warehousing, transportation and real estate investments in Hong Kong and Canada and are companies controlled by discretionary trusts established by Dr. Lee Kwok Yin, Simon, a non-executive Director
"Shareholder(s)"	holders of Share(s) in issue
"Share(s)"	share(s) of US$0.10 each in the share capital of the Company

"Share Awards"	include restricted share awards and restricted share units, which are awards of Shares to be made by the Board under, and subject to the terms and conditions set out in, the Long Term Incentive Scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
David Muir Turnbull
Robert Charles Nicholson
Patrick Blackwell Paul
Alasdair George Morrison

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

17 March 2008

To Shareholders,

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with the Notice of the AGM to be convened for the purpose of considering and, if thought fit, passing seven ordinary resolutions to approve, among other things, the re-election of Directors, the grant of general mandates to issue and to repurchase Shares and the proposed renewal of the 2% annual cap within the LTIS Issue Mandate.

2. FINAL DIVIDEND AND BOOK CLOSURE (RESOLUTION 2 AS PER NOTICE)

The Board has recommended a final dividend for the year ended 31 December 2007 of HK 75 cents per Share and if such dividend is approved by the Shareholders at the AGM, it is expected to be paid on or about 16 April 2008 to those Shareholders whose names appear on the register of Shareholders on 8 April 2008.

The register of Shareholders will be closed from 3 April 2008 to 8 April 2008 (both days inclusive) during which period no transfer of Shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 2 April 2008. The ex-dividend date for the final dividend will be on 1 April 2008.

3. RE-ELECTION OF DIRECTORS (RESOLUTION 3 AS PER NOTICE)

In relation to resolution 3 in the Notice regarding re-election of Directors, Mr. Wang Chunlin, an executive Director, Dr. Lee Kwok Yin, Simon, a non-executive Director, and Mr. David M. Turnbull, the Chairman and an independent non-executive Director, will retire at the AGM by rotation pursuant to the Company's Bye-laws and, being eligible, will offer themselves for re-election. In addition, Mr. Richard M. Hext, the Chief Executive Officer and an executive Director, and Mr. Alasdair G. Morrison, an independent non-executive Director, will retire and will be subject to re-election. Save for Mr. Morrison's relationship with SH Group as disclosed in Appendix I to this circular, none of the above Directors to be re-elected has any relationship with any of the other Directors, senior management or substantial or controlling shareholders of the Company. Under resolution 3, the re-election of Directors will be individually voted on by Shareholders.

The biographical details and interests in Shares of the executive Directors, non-executive Director and independent non-executive Directors to be re-elected at the AGM are set out in Appendix I below.

4. GENERAL MANDATE TO ISSUE SHARES (RESOLUTION 5 AS PER NOTICE)

At the special general meeting of the Company held on 29 November 2007, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to allot, issue and deal with additional Shares of the Company up to a limit of 10% of the aggregate nominal amount of the issued share capital of the Company as at 29 November 2007.

The Directors believe that the renewal of the Issue Mandate is in the best interests of the Company and Shareholders as a whole as this mandate will expire at the conclusion of the AGM. Accordingly, a renewal of the Issue Mandate will be sought from the Shareholders at the AGM to authorise the Directors to allot, issue and deal with additional Shares of the Company up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution, which if passed shall be 8 April 2008, provided that any Shares to be allotted and issued pursuant to the Issue Mandate shall not be issued at a discount of more than 10% to the Benchmarked Price of the Shares, which shall be a price which is the higher of (i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of signing of the agreement to which the transaction relates or; (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the

earliest of (A) the date of signing of the agreement to which the transaction relates or; (B) the date on which the relevant transaction is announced or; (C) the date on which the price of the Shares to be issued pursuant to the transaction is fixed.

The full text of the ordinary resolution to be proposed at the AGM in relation to the Issue Mandate is set out in resolution 5 in the Notice set out on pages 21 to 25 of this circular.

5. GENERAL MANDATE TO REPURCHASE SHARES (RESOLUTION 6 AS PER NOTICE)

At the annual general meeting of the Company held on 4 April 2007, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to repurchase Shares of the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the issued share capital of the Company as at 4 April 2007. No Shares have been repurchased pursuant to the Repurchase Mandate.

As the existing Repurchase Mandate is going to expire at the conclusion of the AGM, the Directors believe that the renewal of the Repurchase Mandate is in the interests of the Company and Shareholders as a whole. Accordingly, an ordinary resolution will be proposed at the AGM which will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the earlier of (i) the conclusion of the next annual general meeting of the Company following the passing of such resolution or; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held; or (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting, as stated in the ordinary resolution up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the relevant resolution, which if passed shall be 8 April 2008.

The explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide Shareholders with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate is set out in Appendix II to this circular.

The full text of the ordinary resolution to be proposed at the AGM in relation to the Repurchase Mandate is set out in resolution 6 in the Notice set out on pages 21 to 25 of this circular.

6. RENEWAL OF THE 2% ANNUAL CAP WITHIN THE LTIS ISSUE MANDATE (RESOLUTION 7 AS PER NOTICE)

Under the Long Term Incentive Scheme, the number of Shares which may be or have been issued or transferred in satisfaction of all Options and Share Awards to be granted under the Long Term Incentive Scheme shall not, in aggregate, exceed 126,701,060 Shares, being no more than 10% of the Shares in issue as at 8 June 2005 (which was 1,267,010,609 Shares). The overall limit of 126,701,060 Shares that may be used to satisfy the Options and the Share Awards to be granted after 8 June 2005 under the Long Term Incentive Scheme includes existing Shares that may be purchased from the market and new Shares that may be issued by the Company. However, under the LTIS Issue Mandate, no more than 88,690,742 (being no more than 7% of the total issued share capital of the Company as at 8 June 2005) can be newly issued Shares, subject to an annual cap, renewable by Shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of each such financial year (being 31,157,052 Shares as at 1 January 2007) that may be issued by the Company to satisfy Share Awards (the "2% Cap"). Also, no new Shares are to be issued to any connected persons of the Company to satisfy Share Awards.

Since the adoption of the Long Term Incentive Scheme on 8 June 2005 up until the Latest Practicable Date, 8,247,500 new Shares have been issued to satisfy Share Awards. The Company has obtained approval from the Stock Exchange to the listing of, and permission to deal in, up to 88,690,742 new Shares in the capital of the Company which may be issued and credited as fully paid by the Company to satisfy Options and Shares Awards granted and to be granted under the Long Term Incentive Scheme, subject to the 2% Cap.

The Directors believe that the renewal of the 2% Cap is in the interest of the Company and Shareholders as a whole as the 2% Cap will expire at the conclusion of the AGM.

Accordingly, an ordinary resolution will be proposed at the AGM whereby a new annual cap for issue of Shares to satisfy Share Awards, renewable by Shareholders in general meeting, of no more than 2% of the total issued share capital of the Company as at the beginning of this financial year (being 31,681,602 Shares as at 1 January 2008) will be imposed on the LTIS Issue Mandate. This new annual cap shall lapse at the earlier of (i) the conclusion of the Company's next annual general meeting, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held and (iii) the revocation or variation of the authority by ordinary resolution of the Shareholders in general meeting. If the Company were to issue all 31,681,602 new Shares under the new 2% Cap, the estimated fair value of such new Shares would be approximately HK$372.6 million, based on a closing price of HK$11.76 per Share on the Latest Practicable Date.

In its annual and interim reports, the Company will make disclosures in respect of Share Awards as if the provisions of Rule 17.07 of the Listing Rules could be applied to Share Awards, as relevant and appropriate in the circumstances. In addition, in its annual reports, the Company will also set out the relevant information regarding the impact of the allotment and issue of Shares pursuant to Share Awards for the following financial year,

including analysis, of or reference to, the fair value of Shares granted, the dilution effect on the Shareholders and the likely impact on the employee costs incurred by the Company when Share Awards have been granted by the Board.

The full text of the ordinary resolution to be proposed at the AGM in relation to the LTIS Issue Mandate is set out in resolution 7 in the Notice set out on pages 21 to 25 of this circular. No Shareholders are required to abstain from voting on the resolution in relation to the LTIS Issue Mandate.

Copies of the documents relating to the LTIS and the relevant circular of the Company dated 23 May 2005 will be available for inspection during normal business hours at the principal office of the Company in Hong Kong up to and including 8 April 2008 and at the AGM.

7. PRINCIPAL BUSINESS OF THE GROUP

The Group is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. With a large fleet of modern, uniformly-sized vessels, Pacific Basin seeks to offer its customers a strong, reliable service with a high degree of scheduling flexibility whilst maintaining the company's operational efficiency.

8. RIGHT TO DEMAND A POLL

Pursuant to Bye-law 66, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) any member(s) present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) member(s) present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Pursuant to Bye-law 66, the chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published on the Stock Exchange's and the Company's websites on the business day following the AGM.

9. NOTICE OF ANNUAL GENERAL MEETING

The Notice is set out on pages 21 to 25 of this circular.

There is enclosed a form of proxy for use at the AGM. A member entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM should you so wish.

10. RECOMMENDATION

The Directors believe that the proposals mentioned above, including the proposals for the re-election of Directors, the renewal of the Issue Mandate, the renewal of the Repurchase Mandate and the renewal of the 2% annual cap within the LTIS Issue Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,
By order of the Board
David M. Turnbull
Chairman

EXECUTIVE DIRECTORS

Richard Maurice Hext – age 50, Chief Executive Officer

Mr. Hext has lived in Asia for 30 years and has been in shipping for over 29 years. He graduated from Worcester College, Oxford University in 1978 with a Bachelor of Arts (subsequently Master of Arts) degree in Modern History and Economics. He has since attended executive programmes at INSEAD, Oxford University and Stanford University. He served with John Swire & Sons Limited from 1978 to 2000 during which time he held senior management positions with a number of Swire subsidiaries and joint ventures including P&O Swire Containers in Australia, Steamships Trading in Papua New Guinea, Swire Pacific Offshore in the United Arab Emirates and in Qatar and The China Navigation Company Limited in Hong Kong where he was managing director from 1996. From early 2000 he was a director of John Swire & Sons (HK) Limited which controls a number of Hong Kong companies including Hong Kong-listed Swire Pacific Limited. He also served on the boards of Modern Terminals Limited, Hong Kong Salvage and Towage and Hong Kong United Dockyards. From late 2000 to early 2003, he was chief executive officer of LevelSeas Limited. From 2003 until early 2005 he served as chief executive officer of the Marine Services Division of V Ships.

Mr. Hext was originally appointed as an executive Director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing on 5 April 2005. He was appointed as Chief Executive Officer of the Company in April 2006. The Company intends to extend his term of appointment until 5 April 2011 or the conclusion of the 2011 annual general meeting, whichever is earlier. Mr. Hext currently receives from the Company an emolument at the rate of HK$6,618,250 per annum consisting of a Pound Sterling component of GBP287,500 per annum and a Hong Kong Dollar component of HK$2,208,000 per annum which is inclusive of salary. He is also eligible to receive, at the discretion of the Board, a discretionary bonus. In addition, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme on 8 June 2005. Of these restricted share awards, 666,667 Shares have vested on each of 5 April 2006 and 2007 respectively, 666,667 Shares will vest on 5 April 2008 and 666,666 Shares will vest on each of 5 April 2009 and 2010 respectively. A further 1,020,408 Shares in the form of restricted share awards were granted to Mr. Hext on 28 March 2006 in place of the 5 million share options granted to him when he joined the Company in April 2005. Of these restricted share awards, 204,080 Shares have vested on each of 5 April 2006 and 2007 respectively, 204,080 Shares will vest on each of 5 April 2008 and 2009 and 204,088 Shares will vest on 5 April 2010. His emolument will be payable in arrears in monthly instalments in two components at the rate of GBP23,958 per month and HK$184,000 per month. Such emolument is agreed between the Company and Mr. Hext and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as aforesaid, Mr. Hext did not hold any other directorship in listed public companies in the last three years. Mr. Hext does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific

Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Hext have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule13.51(2)(h) to (v) of the Listing Rules, and there are no other matters that need to be brought to the attention to the Shareholders.

Wang Chunlin – age 44

Mr. Wang graduated from the University of International Business & Economics in Beijing in 1986 and has attained a MBA degree from Murdoch University in Australia and an MSc degree in International Shipping & Transport Logistics from the Hong Kong Polytechnic University. Mr. Wang has been in shipping since joining the Sinotrans Group in Beijing in 1986. From 1993 to 1995, he served as managing director of Sinotrans' joint venture International Container Leasing Company Ltd.. In 2002, he was promoted to assistant president of Sinotrans Group and managing director of Sinotrans Shipping Limited. In 2005, he joined IMC Group where he was a director of IMC Pan Asia Alliance Pte. Ltd. and managing director of IMC Shipyard and Engineering Ltd. Mr. Wang joined Pacific Basin on 1 March 2006 with responsibility for group business development and is currently responsible for Asia Pacific Maritime and Infrastructure Group (APMIG), a wholly owned subsidiary specialising in maritime infrastructure projects in China. Effective from 18 January 2008, Mr. Wang was appointed as an independent non-executive director of Honghua Group Limited, a company listed on the Stock Exchange since March 2008.

Mr. Wang was appointed as an executive Director of the Company for a period of three years (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company) commencing 1 September 2006. The Company intends to extend his term of appointment until 1 September 2011 or the conclusion of the 2011 annual general meeting, whichever is earlier. Mr. Wang currently receives from the Company an emolument at the rate of HK$3,047,520 per annum, which is inclusive of salary. He is also eligible to receive, at the discretion of the Board, a discretionary bonus. In addition, 550,000 Shares in the form of restricted shares were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. These restricted share awards, of which 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively. A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which 240,000 Shares will vest on each of 14 July 2008 and 2009 respectively, and 250,000 Shares will vest on 14 July 2010. His emolument will be payable in arrears in monthly instalments at the rate of HK$253,960 per month. Such emolument is agreed between the Company and Mr. Wang and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as aforesaid, Mr. Wang did not hold any other directorship in listed public companies in the last three years. Mr. Wang does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Wang have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule13.51(2)(h) to (v) of the Listing Rules, and there are no other matters that need to be brought to the attention to the Shareholders.

NON-EXECUTIVE DIRECTOR

Dr. Lee Kwok Yin, Simon, M.B.E., J.P. – age 80

Dr. Lee is chairman of the Sun Hing Group of Companies ("SH Group"), which was established in 1945 and is involved in shipping, insurance, warehousing, transportation and real estate investments in Hong Kong and Canada. He has served extensively on marine-related government committees, including a term as chairman of the Shipping Committee of the Hong Kong General Chamber of Commerce. He has been a Director of the Company since 1998 and a director of Wing Hang Bank, Ltd. listed on the Stock Exchange since 1991. Dr. Lee was awarded an Honorary Doctorate Degree in Social Sciences by the University of Hong Kong in March 2006.

Dr. Lee was appointed as non-executive Director of the Company on 15 March 2004 and his appointment was extended for a year by the board in June 2005 and was further extended at the 2006 annual general meeting for three years until June 2009 or the conclusion of the 2009 annual general meeting, whichever is earlier (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company). The Company intends to extend his term of appointment until June 2011 or the conclusion of the 2011 annual general meeting, whichever is earlier. Dr. Lee currently receives HK$250,000 per annum for being a non-executive Director and he is entitled to a fee of HK$100,000 per annum for being a member of the Company's remuneration and nomination committees. His total remuneration of HK$350,000 per annum will be payable in arrears in quarterly instalments on 31 March, 30 June, 30 September and 31 December. Dr. Lee's emolument was agreed between the Company and Dr. Lee and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as aforesaid, Dr. Lee did not hold any other directorship in listed public companies in the last three years. Save for Mr. Morrison's relationship with SH Group as disclosed below, Dr. Lee does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and save as disclosed in the paragraph below relating to Directors' and Chief Executives' interests, he does not have any interest (within the meaning of Part XV of the Securities Futures Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Dr. Lee have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule13.51(2)(h) to (v) of the Listing Rules, and there are no other matters that need to be brought to the attention to the Shareholders.

INDEPENDENT NON-EXECUTIVE DIRECTORS

David Muir Turnbull – age 53, Chairman

Mr. Turnbull graduated from Cambridge University with an honours degree in Economics. He has held the following positions in Hong Kong publicly listed companies: chairman of Swire Pacific Ltd., Cathay Pacific Airways Ltd., and Hong Kong Aircraft Engineering Company Ltd. from January 2005 until January 2006, a non-executive director of the Hongkong and Shanghai Banking Corporation from January 2005 until December 2005, and a non-executive director of Hysan Development Co. Ltd. and Air China Ltd. from May 2005 until December 2005. In July 2006 he was appointed as an independent non-executive director of Green Dragon Gas Limited, a company listed on the AIM market of the London Stock Exchange. He was a director of Allco Finance Group Limited, which is listed on the Australian Stock Exchange, from March 2006 until March 2008.

Mr. Turnbull was appointed as an independent non-executive Director of the Company on 17 May 2006 for a term of three years until 17 May 2009 or the conclusion of the 2009 annual general meeting, whichever is earlier (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company). He was also appointed Chairman of the Company on 1 January 2008. On 3 March 2008, the Company announced that Mr. Turnbull shall continue in his role as Chairman but shall be appointed as executive Director of the Company with effect from 1 July 2008. The Company intends to extend his term of appointment until 17 May 2011 or the conclusion of the 2011 annual general meeting, whichever is earlier. Mr. Turnbull currently receives HK$250,000 per annum for being an independent non-executive Director and he is entitled to a fee of HK$200,000 per annum for acting as Chairman of the Company and a fee of HK$300,000 per annum for being a member of the Company's audit, remuneration and nomination committees. His total remuneration of HK$750,000 per annum will be payable in arrears in quarterly instalments on 31 March and 30 June 2008. Starting from 1 July 2008 when he becomes executive Director in addition to his role as Chairman of the Company, Mr. Turnbull shall receive from the Company an emolument at the rate of US$250,000 per annum, which is inclusive of salary and retirement scheme contribution, and will be payable in arrears in equal monthly instalments. He is also eligible to receive a bonus at the discretion of the Board. Mr. Turnbull's emolument was agreed between the Company and Mr. Turnbull and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Save as aforesaid, Mr. Turnbull did not hold any other directorship in listed public companies in the last three years. Mr. Turnbull does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Turnbull have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules, and there are no other matters that need to be brought to the attention to the Shareholders.

Alasdair George Morrison – age 59

Mr. Morrison obtained a Bachelor of Arts (subsequently Master of Arts) from Cambridge University in 1971. He also attended the Program for Management Development at Harvard Business School in 1983. Mr. Morrison was a managing director of Morgan Stanley Dean Witter Asia Limited and a member of the investment bank's global management committee. From 2000 to 2007, he was chairman of Morgan Stanley Asia, based in Hong Kong. From 2002 to February 2006, he was concurrently chairman and chief executive officer of Morgan Stanley Asia.

Prior to joining Morgan Stanley, Mr. Morrison worked for the Jardine Matheson Group from 1971 to 2000. In 1994, Mr. Morrison became group managing director for the Jardine Matheson Group. He had the following positions in the following companies which were listed on the London, Singapore and Bermuda stock exchanges: managing director of Jardine Matheson Holdings Limited, Hongkong Land Holdings Limited, Dairy Farm International Holdings Limited, Mandarin Oriental International Limited and Jardine Strategic Holdings Limited.

Mr. Morrison joined the Company on 1 January 2008 as an independent non-executive Director for a period of three years until 31 December 2010 or the conclusion of the 2010 annual general meeting, whichever is earlier (subject to retirement by rotation at the annual general meeting of the Company in accordance with the Bye-laws of the Company). Mr. Morrison currently receives HK$250,000 per annum for being an independent non-executive Director and he is entitled to a fee of HK$300,000 per annum for being a member of the audit, remuneration and nomination committees. His total remuneration of HK$550,000 per annum will be payable in arrears in quarterly instalments on 31 March, 30 June, 30 September and 31 December. Mr. Morrison's emolument was agreed between the Company and Mr. Morrison and was determined by reference to the levels of emolument of other senior executives of the Company and in the market generally.

Mr. Morrison was a member of the global management committee of Morgan Stanley, as well as a director of a number of Morgan Stanley's subsidiaries operating in Asia (the "MS Group") until April 2007. The MS Group provides asset management and securities trading services to SH Group. Although Mr. Morrison does not meet the factor of independence set out in Rule 3.13(3) of the Listing Rules as a result of his prior relationship with the MS Group within one year immediately prior to the date of his appointment to the Board commencing 1 January 2008, the Company considers that Mr. Morrison is independent and is able to carry out his duties as an independent non-executive Director of the Company for the following reason: (a) other than Rule 3.13(3) of the Listing Rules, Mr. Morrison is able to confirm his independence to the Stock Exchange in respect of each of the other factors set out in Rule 3.13 of the Listing Rules; (b) Mr. Morrison no longer has any employment or other existing relationship with the MS Group, nor is he a director of

any company within the MS Group; (c) Mr. Morrison was not involved in the asset management, wealth management and securities trading services provided to the SH Group when he was at MS Group; (d) Dr. Lee does not himself have any direct contractual or other relationship with the MS Group and no service is directly provided to Dr. Lee by the MS Group. The MS Group only provides services to the SH Group, which are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members. Accordingly, there is only a very indirect connection between the MS Group and Dr. Lee. Furthermore, Dr. Lee is a non-executive Director and one member of a 11-member board, who is not in a position to influence the choice of the MS Group as a professional adviser to the Company; (e) The professional services provided to the SH Group, the amount of assets under management and the fees payable are not significant or material to either Dr. Lee or the SH Group or the MS Group; (f) other than its asset management, wealth management and securities trading services provided to the SH Group, the MS Group does not currently provide nor has it within one year immediately prior to the date of Mr. Morrison's appointment provided services to the Company, its holding company or any of their respectively subsidiaries or connected persons; and (g) after due and careful consideration, the Company's nomination committee considers Mr. Morrison suitably independent to carry out his duties as an independent non-executive Director.

Save as aforesaid, Mr. Morrison did not hold any other directorship in listed public companies in the last three years. Save as disclosed above, Mr. Morrison does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of Pacific Basin and he does not have any interest (within the meaning of Part XV of the Securities and Future Ordinance) in the Shares of the Company.

Save for the information disclosed above, the Board and Mr. Morrison have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules, and there are no other matters that need to be brought to the attention to the Shareholders.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND LONG POSITION IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

The interests of the Directors to be re-elected in the Shares, underlying Shares and debentures of the Company and its associated corporations, as recorded in the register maintained by the Company under Section 352 of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) or as notified to the Company were as follows:

Name of Director		Personal interests	Family interests	Corporate interests	Trust & similar interests	Total Share interests	Approximate percentage of issued share capital of the Company
Richard M. Hext	Long Positions	2,612,994[1]	–	–	–	2,612,994	0.16%
Wang Chunlin	Long Positions	1,170,000[2]	–	–	–	1,170,000	0.07%
Dr. Lee Kwok Yin, Simon	Long Positions	–	–	–	100,860,847[3]	100,860,847	6.37%

Notes:

(1) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,612,994 Shares.

(2) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on each of 1 March 2007 and 2008, and an equal amount of 110,000 Shares will vest on each of 1 March 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(3) Out of the 100,860,847 Shares, 4,430,311 Shares, 21,973,536 Shares, 58,431,500 Shares and 16,025,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited, respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

At no time during the year was the Company, its subsidiaries, or its associated companies a party to any arrangement to enable the Directors and chief executive of the Company to hold any interests or short positions in the Shares or underlying Shares in, or debentures of, the Company or its associated corporations.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the Notice at which a resolution is to be proposed in relation to the Repurchase Mandate.

REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to shareholders to give shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

In repurchasing its Shares, the Company may only apply funds entirely from the Company's available cashflow or working capital facilities which will be funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and laws of Bermuda.

Under Bermuda law, purchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose.

Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account.

(c) Maximum number of shares to be repurchased

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,584,180,109 Shares. Subject to the passing of resolution 6 approving the Repurchase Mandate as set out in the Notice appearing on pages 21 to 25 of this circular and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 158,418,010 Shares until (i) the conclusion of the next annual general meeting; or (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act or the Company's Bye-laws to be held; or (iii) the revocation or variation of the authority given under resolution 6 by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will be made only when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and its Shareholders as a whole and in circumstances where they consider that the Shares of the Company can be repurchased on terms favourable to the Company. As compared with the position as disclosed in the Company's most recent published audited accounts for the year ended 31 December 2007, and taking into account the current working capital position of the Company, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position of the Company.

DISCLOSURE OF INTERESTS

None of the Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of Directors has a present intention, in the event that the proposed Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

No connected persons of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares to the Company in the event that the Repurchase Mandate is granted by the Shareholders.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules, the Bye-laws of the Company and the applicable laws of Bermuda.

SHARE PRICE

During each of the previous twelve months preceding the Latest Practicable Date, the highest and lowest prices at which Shares were traded on the Stock Exchange were as follows:

	Highest (HK$)	Lowest (HK$)
2007		
March	6.95	5.48
April	8.02	6.93
May	9.14	7.73
June	8.93	7.67
July	12.50	9.24
August	13.94	9.99
September	16.32	12.48
October	18.40	15.16
November	18.40	13.50
December	15.18	11.88
2008		
January	12.48	9.20
February	13.30	11.40
March (up to the Latest Practicable Date)	13.08	11.76

TAKEOVERS CODE

If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the largest shareholder of the Company, JP Morgan Chase & Co. is interested in 142,037,163 Shares (representing approximately 8.97% of the Company's issued share capital of 1,584,180,109). Based on the said interests of JP Morgan Chase & Co. in the issued share capital of the Company as at the Latest Practicable Date, in the event that the Directors exercise in full the power to repurchase Shares of the Company in accordance with the terms of the resolution to be proposed at the AGM, the interests of JP Morgan Chase & Co. in the issued share capital of the Company will be increased from approximately 8.97% to approximately 9.98% which is below the 30% threshold prescribed under the Takeovers Code and JP Morgan Chase & Co. would not be obliged to make a mandatory general offer under Rule 26 of the Takeover Code as a result of such increase.

The Directors have no intention to exercise the Repurchase Mandate in such a way and to such extent that would give rise to an obligation on the part of JP Morgan Chase & Co. or any other Shareholder to make a mandatory general offer under Rule 26 of the Takeover Code.

SHARE REPURCHASE MADE BY THE COMPANY

No purchase has been made by the Company of its Shares (on the Stock Exchange or otherwise) in the six months prior to the date of this document.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Pacific Basin Shipping Limited (the 'Company") will be held at Library, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;

4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. "GRANT OF A GENERAL MANDATE TO ISSUE SHARES

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, provided that any Shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 10% to the Benchmarked Price of the Shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of signing of the agreement to which the transaction relates;

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the Shares to be issued pursuant to the transaction is fixed.

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. **"GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES**

THAT

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. "RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME

THAT

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,681,602 Shares as at 1 January 2008); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong,
17 March 2008

Notes:

1. Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2007 of HK 75 cents per Share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 16 April 2008 to those Shareholders whose names appear on the Company's register of members on 8 April 2008.

5. The register of members of the Company will be closed from 3 April 2008 to 8 April 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 2 April 2008. The ex-dividend date for the final dividend will be on 1 April 2008.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2007 Annual Report.

As at the date hereof, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, David Muir Turnbull and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N8	March 17, 2008	2007 Annual Report

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
R1	July 10, 2008	Acquisition of Options to Purchase Two Roll On Roll Off Newbuilding Cargo Vessels

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTIONS: ACQUISITION OF OPTIONS TO PURCHASE TWO ROLL ON ROLL OFF NEWBUILDING CARGO VESSELS

On 10 July 2008, a wholly-owned subsidiary of the Company entered into two Agreements with Industria Armamento Meridionale SpA ("INARME") to secure from it two respective Purchase Options, each for a deposit of US$20.0 million (approximately HK$156.0 million). Pursuant to the terms of each Agreement, the Company will have the discretion to exercise the associated Purchase Option within 30 days after delivery from the yard at an exercise price of US$66.8 million (approximately HK$521.0 million) to acquire from INARME a roll on roll off ("RoRo") vessel. The Vessels are currently under construction at a Korean shipyard and are expected to be delivered between the second quarter and the fourth quarter of 2010.

Principal terms of the Agreements are set out below in this announcement.

The Directors consider that the acquisition of these two RoRo Vessels (upon exercise of the Purchase Options) will enable the Company to significantly expand its presence in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

Acquisitions of the two Purchase Options contemplated under the Agreements, on an aggregated basis, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of these transactions will be issued to Shareholders shortly.

DESCRIPTION OF RORO VESSELS

RoRo vessels involve the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes.

BACKGROUND OF THE AGREEMENTS

On 10 July 2008, a wholly-owned subsidiary of the Company entered into two separate Agreements with INARME to secure from it two respective Purchase Options, each for a deposit of US$20.0 million (approximately HK$156.0 million). Pursuant to the terms of each Agreement, the Company will have the discretion to exercise the associated Purchase Option within 30 days after delivery from the yard at an exercise price of US$66.8 million (approximately HK$521.0 million) to acquire from INARME a RoRo vessel. The Vessels are currently under construction at a Korean shipyard and are expected to be delivered between the second quarter and the fourth quarter of 2010.

The Company will comply with Rule 14.75(2) of the Listing Rules if it exercises any of the Purchase Options, and will also comply with Rule 14.77 of the Listing Rules to announce upon the earlier of (1) the expiry of any of the Purchase Options; or (2) PBVH notifying INARME that any of the Purchase Options will not be exercised; or (3) the transfer by PBVH of the Purchase Options to a third party.

Principal terms of the Agreements are set out below.

THE AGREEMENTS

Each of the Agreements is legally binding, of broadly similar terms and conditions which are described below:

Date	:	10 July 2008
Parties	:	Buyer: PB Vessels Holding Limited ("PBVH") for both Agreements, which is a direct wholly-owned subsidiary of the Company.
		Seller: INARME, which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of INARME and its ultimate beneficial owner are owning and operating of shipping vessels.
		To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement, during the 12 months period prior to the date of the Agreements, the Company has not entered into any transaction with INARME or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other

relationships amongst INARME or its ultimate beneficial owner with whom the Company has entered into any transactions to acquire, dispose of, or charter in vessels.

Assets to be acquired under the Purchase Options	:	Two 3,810 lane metre RoRo vessels to be constructed at a Korean shipyard. The Vessels are currently expected to be delivered between the second quarter and the fourth quarter of 2010. When the Company exercises any of the Purchase Options, the associated Vessel will be operated by the Company upon its delivery to the Company's RoRo fleet.
Deposits for the Purchase Options	:	US$20.0 million (approximately HK$156.0 million) for each Purchase Option, entirely in cash. It is intended that payment for the deposits of the Purchase Options will be funded using the cash reserves of the Company.
Exercise price of the Purchase Options	:	US$66.8 million (approximately HK$521.0 million) for each Purchase Option, entirely in cash. The Company intends to exercise both Purchase Options. Aggregate of the deposit and the exercise price of the Purchase Option payable by the Company to acquire each Vessel amounts to US$86.8 million (approximately HK$677.0 million), or US$173.6 million (approximately HK$1,354.0 million) to acquire both Vessels. For each Purchase Option, it is intended that approximately US$14.8 million (approximately HK$115.4 million) of the exercise price of the Purchase Option will be funded by the cash reserves of the Company and approximately US$52.0 million (approximately HK$405.6 million) will be from new bank borrowings, which the Company intends to arrange nearer the time for payment of such exercise price. The Company expects that such bank borrowings could be long-term in nature and on similar terms as the Company's existing facilities. The deposits and the exercise price of the Purchase Options in aggregate, were determined after arm's length negotiation between the parties and by reference to market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of RoRo vessels of comparable size and year of delivery in the market. However, as is commonly the case in the RoRo shipping market, there have not been any recently published sales by third party vendors of RoRo newbuildings of the exact specification and year of scheduled delivery of the Vessels from which to make

a direct comparison. In addition, no third party valuation has been performed on the Vessels.

The Directors believe that the deposits and the exercise price of the Purchase Options in aggregate, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Payment terms	:	The deposits for the Purchase Options shall be payable in full upon signing of the Agreements. When PBVH or its nominee declares to exercise any of the Purchase Options in accordance with the Agreements, the exercise price of such Purchase Option shall be payable upon delivery of the Vessel to the Company.
Refund guarantee	:	A company within the INARME Group has provided a guarantee to PBVH to guarantee the refund of the deposits paid for the Purchase Options in the event of the non-delivery of any of the Vessels from the shipbuilder or otherwise the rejection of the Vessels by the Company as a result of delay in delivery, deficiency in speed, excessive fuel consumption or other deficiencies in excess of the agreed limits.
Delivery	:	The Company currently expects that, subject to any extensions that may be agreed between PBVH and INARME, the delivery of the Vessels will take place between the second quarter and the fourth quarter of 2010.
Expiry of the Purchase Options	:	Pursuant to the Agreements, if the Purchase Options are not exercised within 30 days after the respective delivery of the Vessels, the Purchase Options shall expire and the deposits paid shall be forfeited to INARME.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to expand its ownership of RoRo vessels so as to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The Directors consider that the acquisition of these two RoRo Vessels (upon exercise of the Purchase Options) will enable the Company to significantly expand its presence in what Pacific Basin believes to be a promising shipping sector characterised by good demand prospects, an ageing existing fleet, a small orderbook and few yards building these vessels.

The Directors believe that the terms of the Agreements, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and transactions contemplated under the Agreements are in the interests of the Company and the Shareholders as a whole.

THE FLEET

RoRo Vessels on Order

As announced by the Company on 13 February 2008, the Company has placed orders for four RoRo newbuilding vessels with deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011. Following the delivery of the Vessels under the Agreements and the existing four newbuildings on order, the RoRo fleet will consist of six vessels of between 3,600 and 3,900 lane metres.

The Pacific Basin Fleet

The Company's core business is its dry bulk carrier operation. The tables below summarise the Company's fleet size as at the date of this announcement, taking into account the transactions announced in this announcement and other announcements:

(A) Dry Bulk Vessels

			Newbuildings on order			Total
	Handysize	Handymax	Handysize	Handymax	Post panamax	dry bulk fleet
Owned fleet	18	3	7	1	2	**31**
Chartered fleet[1]	46	13	1	–	1	**61**
Managed fleet	2	–	–	–	–	**2**
Total	**66**	**16**	**8**	**1**	**3**	**94**
Short-term chartered-in vessels[2]	6	15	–	–	–	**21**
Grand total	72	31	8	1	3	115

Notes:

1 Chartered fleet comprises 13 vessels under finance leases and 48 vessels under operating leases.

2 Short–term charters are generally those with charter periods not exceeding six months.

(B) Other Vessel Types

	RoRo newbuildings	Tugs	Barge	Newbuildings on order: Tugs	Newbuildings on order: Barges	Total other vessel types
Owned fleet	6	9	1	6	2	**24**

REASONS FOR THE ANNOUNCEMENT

Acquisitions of the two Purchase Options contemplated under the Agreements, on an aggregated basis, constitute discloseable transactions of the Company under the Listing Rules and are required to be disclosed by way of this announcement. A circular with further details of these transactions will be issued to Shareholders shortly.

The Company will comply with Rule 14.75(2) of the Listing Rules if it exercises any of the Purchase Options, and will also comply with Rule 14.77 of the Listing Rules to announce upon the earlier of (1) the expiry of any of the Purchase Options; or (2) PBVH notifying INARME that any of the Purchase Options will not be exercised; or (3) the transfer by PBVH of the Purchase Options to a third party.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreements"	means two legally binding agreements dated 10 July 2008 entered into between PBVH and INARME, pursuant to which PBVH secured the Purchase Options, and an "Agreement" shall mean each and any one of them as the context so requires;
"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of dry bulk vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;

"HK Dollars" or "HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong;
"INARME"	Industria Armamento Meridionale SpA, a company within the Grimaldi Group, being the seller under each of the Agreements;
"lane metres"	means the unit of measurement of capacity of RoRo vessels, which is calculated by multiplying the cargo deck length in metres by the cargo deck width in lanes;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Pacific Basin-IHC Pool"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC Pool is operated by Pacific Basin IHC Limited, a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX Pool"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX Pool is operated by Pacific Basin IHX Limited, a wholly-owned subsidiary of the Company;
"PBVH"	PB Vessels Holding Limited, which is a direct wholly-owned subsidiary of the Company and the buyer under each of the Agreements;
"Purchase Options"	means two options each for a deposit of US$20.0 million (approximately HK$156.0 million), secured by PBVH under the Agreements for the rights to acquire the Vessels each for a consideration of US$66.8 million (approximately HK$521.0 million), both of which are exercisable within 30 days after the respective delivery of the Vessels, and a "Purchase Option" shall mean each and any one of them as the context so requires;
"RoRo"	means roll on roll off transportation which involves the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"US Dollar" or "US$"	means United States Dollar, the lawful currency of the United States of America; and
"Vessels"	means two 3,810 lane metre RoRo vessels to be constructed at a Korean shipyard, which are currently expected to be delivered between the second quarter and the fourth quarter of 2010, and a "Vessel" shall mean each and any one of them as the context so requires.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 10 July 2008

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are David Muir Turnbull, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
Q2	June 26, 2008	Circular – Sale of A vessel and Time Charter Back of that Vessel

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

27 June 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Convertible Bonds"	means the US$390,000,000 3.3% Guaranteed Convertible Bonds due 2013 issued by PB Issuer Limited on 20 December 2007, which are unconditionally and irrevocably guaranteed by the Company and convertible into Shares at the prevailing conversion price of HK$19.21 per Share and are listed on the Stock Exchange under Stock Code 1606;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	means 24 June 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;

"MOA"	means the legally binding unconditional memorandum of agreement dated 10 June 2008 entered into between Summer Flourish Limited and Noto Eagle Partnership for the sale of the Vessel to Noto Eagle Partnership;
"Pacific Basin-IHC Pool"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC Pool is operated by Pacific Basin IHC Limited, a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX Pool"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX Pool is operated by Pacific Basin IHX Limited, a wholly-owned subsidiary of the Company;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States; and
"Vessel" or "Benete Bay"	means a handysize dry bulk carrier of 28,050 dwt named "Benete Bay" which was delivered to the Company in April 2008.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
David Muir Turnbull
Robert Charles Nicholson
Patrick Blackwell Paul
Alasdair George Morrison

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

27 June 2008

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

INTRODUCTION

On 10 June 2008, the Directors announced that an indirect wholly-owned subsidiary of the Company entered into the MOA with Noto Eagle Partnership to sell to it a handysize vessel named "Benete Bay" (the "Vessel") for a consideration of US$55,200,000 (approximately HK$430,560,000).

In addition, simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel.

The sale of the Vessel will result in a disposal gain estimated to be US$9,300,000 (approximately HK$72,540,000).

Principal terms of the MOA are set out below in this circular.

The sale of the Vessel will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of Noto Eagle Partnership is the same as that of Iyo Eagle Partnership and Satsuma Eagle Partnership to whom the Company sold two vessels, namely "Matariki Forest" and "Crescent Harbour" respectively in the past 12 months period as announced on 24 July 2007, the transaction contemplated under the MOA, when aggregated with these two previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules. The transaction under the time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

BACKGROUND FOR THE TRANSACTION

On 10 June 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with Noto Eagle Partnership to sell to it the Vessel for a consideration of US$55,200,000 (approximately HK$430,560,000).

In addition, simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel.

Principal terms of the MOA and the time charterparty are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date	:	10 June 2008	
Parties	:	Purchaser:	Noto Eagle Partnership, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Noto Eagle Partnership and its ultimate beneficial owner is the owning, operating and managing of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular and in the announcement dated 24 July 2007 in relation to the sale and time charter back of "Matariki Forest" and "Crescent Harbour", during the 12 months prior to the date of the MOA, the Company has not entered into any transaction with Noto Eagle Partnership or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst Noto Eagle Partnership or its ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels.
		Seller:	Summer Flourish Limited, an indirect wholly-owned subsidiary of the Company.
Asset to be sold	:	A handysize dry bulk carrier of 28,050 dwt named "Benete Bay", which was delivered to the Company in April 2008.	
Carrying value of the Vessel	:	The carrying value of the Vessel was approximately US$45,900,000 (approximately HK$358,020,000) in the Company's unaudited accounts as at 10 June 2008.	

Consideration	:	The consideration for the Vessel is US$55,200,000 (approximately HK$430,560,000), entirely in cash. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
Payment terms	:	Under the MOA, 10% of the consideration (being the deposit) for the sale of the Vessel was received upon signing the MOA and the balance of the consideration shall be received in full upon the delivery of the Vessel.
Guarantees	:	PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with Noto Eagle Partnership and Eagle One Shipping S.A. to guarantee the performance of Summer Flourish Limited and the charterer of all their respective obligations, duties and liabilities under the MOA and the time charterparty.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 31 August 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place in August 2008.
Expected disposal gain	:	The expected disposal gain of the Vessel, being US$9,300,000 (approximately HK$72,540,000), is calculated as the difference between the sales consideration of the Vessel and its approximate carrying value in the Company's unaudited accounts as at 10 June 2008. Such disposal gain is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.

Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessel for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. As of the Latest Practicable Date, the Company has not concluded any negotiations or agreements in relation to the above investment initiatives which is required to be announced under the Listing Rules.

THE CHARTERPARTY

Simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel. The Company does not have the option to re-purchase the Vessel during or at the end of the charter period.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Eagle One Shipping S.A., which has the same ultimate beneficial owner as Noto Eagle Partnership, is not a connected person (as defined in the Listing Rules) of the Company and is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The time charter rate of the Vessel was determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessel. The time charter rate is considered to be competitive as compared with the current market time charter rates.

The time charterparty is a separate agreement to the MOA and they are not interconditional. The transaction to time charter the Vessel back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of such operating lease does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the transaction under the time charterparty does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessel

Upon completion of the disposal and delivery of the Vessel, the Group's fixed assets (owned vessels) will decrease by the carrying value of the Vessel of approximately US$45,900,000 (approximately HK$358,020,000). Current assets are expected to increase by US$55,200,000 (approximately HK$430,560,000), representing the sale proceeds receivable by the Company. There will be no impact on the Group's liabilities as a result of the disposal and delivery of the Vessel. The sale of the Vessel will result in a disposal gain of approximately US$9,300,000 (approximately HK$72,540,000) which is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December

2008. The transaction to time charter the Vessel back will be classified as an operating lease with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessel will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the charter period of the Vessel.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessel will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The Directors believe that the terms of the MOA and the time charterparty, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessel are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of (i) the Vessel and (ii) the "Pitt Island" pursuant to the sale and charter back transactions as announced on 20 March 2008, the Company's core handysize fleet will comprise 65 vessels (approximately 1.93 million dwt), including 19 owned vessels and 46 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHC Pool. Outside the core handysize fleet, the Pacific Basin-IHC Pool also operates a number of short-term chartered-in vessels, amounting to six vessels as at the Latest Practicable Date.

In addition, the Company has eight newbuilding vessels on order (approximately 0.25 million dwt in aggregate), two of which are scheduled to be delivered in 2008 and six in 2009. Seven of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel in July 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 16 vessels (approximately 0.80 million dwt), including three owned vessels and 13 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHX Pool. Outside the core handymax fleet, the Pacific Basin-IHX Pool also operates a number of short-term chartered-in vessels, amounting to 15 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000 dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000 dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000 dwt newbuilding bulk carrier and in a long-term charter of a 95,000 dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

Roll on Roll off Vessels on Order

The Company has placed orders for four roll on roll off newbuilding vessels with deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Tug and Barge Fleet

The Company currently owns three tugs and one barge and charters in six tugs. Eight of such tugs are operated by the Company's 90.1% owned subsidiary for the provision of harbour towage services in Australia. The remaining tug and the barge are long-term chartered to the Company's joint venture in the Middle East for transporting aggregates and rock.

In addition, the Company has placed orders for 6 newbuilding tugs, which are expected to enter into the Company's owned tug fleet upon their deliveries between 2008 and 2010.

REASON FOR THE CIRCULAR

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of Noto Eagle Partnership is the same as that of Iyo Eagle Partnership and Satsuma Eagle Partnership to whom the Company sold two vessels, namely "Matariki Forest" and "Crescent Harbour" respectively in the past 12 months period as announced on 24 July 2007, the transaction contemplated under the MOA, when aggregated with these two previously announced transactions, constitutes a discloseable transaction of the Company

under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*US$*
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,744,778,109 shares (Shares of US$0.10 each)	174,477,810

All the existing issued Shares rank pari passu in all respects including all rights as to dividends, voting and interests in capital.

As at the Latest Practicable Date, save as the existing issued Shares and the Convertible Bonds, no part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	–	–	–	950,000[1]	–	950,000	0.05%
Richard M. Hext	–	1,962,994[2]	–	–	–	1,962,994	0.11%
Dr. Lee Kwok Yin, Simon	–	–	–	72,153,847[3]	–	72,153,847	4.14%
Daniel R. Bradshaw	386,417[4]	–	–	–	–	386,417	0.02%
Wang Chunlin	–	1,090,000[5]	–	–	–	1,090,000	0.06%
Klaus Nyborg	–	2,000,000[6]	–	–	–	2,000,000	0.11%
Jan Rindbo	–	2,421,370[7]	–	–	–	2,421,370	0.14%

Notes:

(1) 950,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) An aggregate of 4,353,741 Shares were granted to Mr. Hext in the form of restricted share awards pursuant to the Long Term Incentive Scheme (3,333,333 Shares were granted on 8 June 2005 and 1,020,408 Shares were granted on 20 March 2006), of which (i) 870,747 Shares have vested on 5 April 2006, (ii) 870,747 Shares have vested on 5 April 2007, (iii) 870,747 Shares have vested on 5 April 2008, (iv) 870,746 Shares will vest on 5 April 2009 and (v) 870,754 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 1,962,994 Shares.

(3) Out of the 72,153,847 Shares, 21,973,536 Shares, 43,867,811 Shares and 6,312,500 Shares are beneficially owned by Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. 110,000 Shares have vested on each of 1 March 2007 and 2008, and an equal amount of 110,000 Shares will vest on each of 1 March 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,090,000 Shares.

(6) Pursuant to the Long Term Incentive Scheme, 2,500,000 Shares in the form of restricted share awards were granted to Mr. Nyborg on 19 September 2006. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

As at the Latest Practicable Date, the balance of Shares held by Mr. Nyborg was 2,000,000 Shares.

(7) The personal interests of Mr. Rindbo constitute 1,391,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Short positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Dr. Lee Kwok Yin, Simon	–	–	–	–	5,500,000	5,500,000	0.32%

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	138,815,004[1] 5,397,000[2] 55,031,803[3]	7.96%[1] 0.31%[2] 3.15%[3]
Morgan Stanley	Interest of corporation controlled	108,347,632[1] 57,121,721[2]	6.21%[1] 3.27%[2]

Note:

(1) The interests stated represent long positions.

(2) The interests stated represent short positions.

(3) The interests stated represent lending pool.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Group.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

RECEIVED
2008 JUL 23 A 8:24

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
Q1	June 10, 2008	Sale of a Vessel and Time Charter back of that Vessel AND Date of Board Meeting

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

(1) DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL AND (2) DATE OF BOARD MEETING

(1) DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

On 10 June 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with Noto Eagle Partnership to sell to it a handysize vessel named "Benete Bay" (the "Vessel") for a consideration of US$55,200,000 (approximately HK$430,560,000).

In addition, simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel.

The sale of the Vessel will result in a disposal gain estimated to be US$9,300,000 (approximately HK$72,540,000).

Principal terms of the MOA are set out below in this announcement.

The sale of the Vessel will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of Noto Eagle Partnership is the same as that of Iyo Eagle Partnership and Satsuma Eagle Partnership to whom the Company sold two vessels, namely "Matariki Forest" and "Crescent Harbour" respectively in the past 12 months period as announced on 24 July 2007, the transaction contemplated under the MOA, when aggregated with these two previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement. The transaction under the time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

A circular with further details of the transaction under the MOA will be issued to the Shareholders shortly.

(2) DATE OF BOARD MEETING

Pursuant to Rule 13.43 of the Listing Rules, the Company announces that a meeting of the Board will be held on Monday, 4 August 2008 in Hong Kong for the purpose of, inter alia, considering and approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the payment of an interim dividend for 2008.

(1) DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

BACKGROUND FOR THE TRANSACTION

On 10 June 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with Noto Eagle Partnership to sell to it the Vessel for a consideration of US$55,200,000 (approximately HK$430,560,000).

In addition, simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel.

Principal terms of the MOA and the time charterparty are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date : 10 June 2008

Parties	:	Purchaser : Noto Eagle Partnership, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of Noto Eagle Partnership and its ultimate beneficial owner is the owning, operating and managing of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and in the announcement dated 24 July 2007 in relation to the sale and time charter back of "Matariki Forest" and "Crescent Harbour", during the 12 months prior to the date of the MOA, the Company has not entered into any transaction with Noto Eagle Partnership or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst Noto Eagle Partnership or its ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels. Seller : Summer Flourish Limited, an indirect wholly-owned subsidiary of the Company.
Asset to be sold	:	A handysize dry bulk carrier of 28,050 dwt named "Benete Bay", which was delivered to the Company in April 2008.
Carrying value of the Vessel	:	The carrying value of the Vessel was approximately US$45,900,000 (approximately HK$358,020,000) in the Company's unaudited accounts as at the date of this announcement.

Consideration	:	The consideration for the Vessel is US$55,200,000 (approximately HK$430,560,000), entirely in cash. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
Payment terms	:	Under the MOA, 10% of the consideration (being the deposit) for the sale of the Vessel shall be received upon signing the MOA and the balance of the consideration shall be received in full upon the delivery of the Vessel.
Guarantees	:	PB Vessels Holding Limited, a direct wholly-owned subsidiary of the Company, has entered into guarantees with Noto Eagle Partnership and Eagle One Shipping S.A. to guarantee the performance of Summer Flourish Limited and the charterer of all of their respective obligations, duties and liabilities under the MOA and the time charterparty.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 31 August 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place in August 2008.
Expected disposal gain	:	The expected disposal gain of the Vessel, being US$9,300,000 (approximately HK$72,540,000) is calculated as the difference between the sales consideration of the Vessel and its approximate carrying value in the Company's unaudited accounts as at the date of this announcement. Such disposal gain is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.

Application of sale proceeds :	The Company intends to retain the sale proceeds of the Vessel for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. As of the date of this announcement, the Company has not concluded any negotiations or agreements in relation to the above investment initiatives which is required to be announced under the Listing Rules.

THE TIME CHARTERPARTY

Simultaneously with the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, entered into a time charterparty with Eagle One Shipping S.A. to charter the Vessel back into the Company's chartered fleet at an agreed charter rate for one year. The charter will commence immediately upon the delivery of the Vessel. The Company does not have the option to re-purchase the Vessel during or at the end of the charter period.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Eagle One Shipping S.A, which has the same ultimate beneficial owner as Noto Eagle Partnership, is not a connected person (as defined in the Listing Rules) of the Company and is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The time charter rate of the Vessel was determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessel. The time charter rate is considered to be competitive as compared with the current market time charter rates.

The time charterparty is a separate agreement to the MOA and they are not interconditional. The transaction to time charter the Vessel back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of such operating lease does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the transaction under the time charterparty does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTION

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessel will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise.

The sale and time charter back of the Vessel will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the charter period of the Vessel. In addition, the sale of the Vessel will result in a disposal gain of approximately US$9,300,000 (approximately HK$72,540,000) which is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The Directors believe that the terms of the MOA and the time charterparty, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessel are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of (i) the Vessel and (ii) the "Pitt Island" pursuant to the sale and charter back transaction as announced on 20 March 2008, the Company's core handysize fleet will comprise 66 vessels (approximately 1.95 million dwt), including 18 owned vessels and 48 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHC Pool. Outside the core handysize fleet, the Pacific Basin-IHC Pool also operates a number of short-term chartered-in vessels, amounting to five vessels as at the date of this announcement.

In addition, the Company has eight newbuilding vessels on order (approximately 0.25 million dwt in aggregate), two of which are scheduled to be delivered in 2008 and six in 2009. Seven of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel in June 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 16 vessels (approximately 0.80 million dwt), including three owned vessels and 13 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHX Pool. Outside the core handymax fleet, the Pacific Basin-IHX Pool also operates a number of short-term chartered-in vessels, amounting to 12 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000 dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000 dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000 dwt newbuilding bulk carrier and in a long-term charter of a 95,000 dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

Roll on Roll off Vessels on Order

The Company has placed orders for four roll on roll off newbuilding vessels with deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Tug and Barge Fleet

The Company currently owns three tugs and one barge and charters in six tugs. Eight of such tugs are operated by the Company's 90.1% owned subsidiary for the provision of harbour towage services in Australia. The remaining tug and the barge are long-term chartered to the Company's joint venture in the Middle East for transporting aggregates and rock.

In addition, the Company has placed orders for 6 newbuilding tugs, which are expected to enter into the Company's owned tug fleet upon their deliveries between 2008 and 2010.

REASON FOR THE ANNOUNCEMENT

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of Noto Eagle Partnership is the same as that of Iyo Eagle Partnership and Satsuma Eagle Partnership to whom the Company sold two vessels, namely "Matariki Forest" and "Crescent Harbour" respectively in the past 12 months period as announced on 24 July 2007, the transaction contemplated under the MOA, when aggregated with these two previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement. The transaction under the time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

A circular with further details of the transaction under the MOA will be issued to the Shareholders shortly.

(2) DATE OF BOARD MEETING

Pursuant to Rule 13.43 of the Listing Rules, the Company announces that a meeting of the Board will be held on Monday, 4 August 2008 in Hong Kong for the purpose of, inter alia, considering and approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the payment of an interim dividend for 2008.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"MOA"	means the legally binding unconditional memorandum of agreement dated 10 June 2008 entered into between Summer Flourish Limited and Noto Eagle Partnership for the sale of the Vessel to Noto Eagle Partnership;
"Pacific Basin-IHC Pool"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC Pool is operated by Pacific Basin IHC Limited, a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX Pool"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX Pool is operated by Pacific Basin IHX Limited, a wholly-owned subsidiary of the Company;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States; and
"Vessel" or "Benete Bay"	means a handysize dry bulk carrier of 28,050 dwt named "Benete Bay" which was delivered to the Company in April 2008.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 10 June 2008

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

MATERIAL COMMUNICATIONS THE COMPANY HAS MADE PUBLIC AND FILED WITH THE SEHK

Volume 6 of 6

Item No.	*Date*	*Document*
N9	March 20, 2008	Sale of a Vessel and Time Charter Back of that Vessel
O1	April 8, 2008	Voting Result at the 2008 Annual General Meeting
O2	April 9, 2008	Circular – Sale of a Vessel and Time Charter Back of that Vessel
O3	April 16, 2008	Adjustment to Conversion Price
O4	April 24, 2008	Q1 2008 Trading Activities Update
P1	May 8, 2008	Placing of New Shares Under General Mandate
Q1	June 10, 2008	Sale of a Vessel and Time Charter back of that Vessel AND Date of Board Meeting
Q2	June 26, 2008	Circular – Sale of A vessel and Time Charter Back of that Vessel
R1	July 10, 2008	Acquisition of Options to Purchase Two Roll On Roll Off Newbuilding Cargo Vessels

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N9	March 20, 2008	Sale of a Vessel and Time Charter Back of that Vessel

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

On 20 March 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with K/S Danskib 72 to sell to it a handysize vessel named "Pitt Island" (the "Vessel"), for a consideration of US$34,000,000 (approximately HK$265,200,000). The sale of the Vessel will result in a disposal gain estimated to be US$18,218,000 (approximately HK$142,100,400).

In addition, subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into a time charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years which will commence immediately upon the delivery of the Vessel. The Company currently expects that the time charterparty will be finalised and signed within April 2008.

Principal terms of the MOA are set out below in this announcement.

The sale of the Vessel will enable the Company to release one of the oldest vessels from its owned fleet and will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of K/S Danskib 72 is the same as that of K/S Danskib 61, K/S Danskib 64, K/S Danskib 69 and K/S Danskib 68 to whom the Company sold "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia" respectively in the past 12 months period (the sale of the first two vessels was previously disclosed in the Company's announcement dated 14 August 2007 whilst the sale of the latter two vessels was previously disclosed in the Company's announcement dated 3 October 2007), the transaction contemplated under MOA, when aggregated with these previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement. A circular with further details of the transaction will be issued to Shareholders shortly.

The transaction under the time charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

BACKGROUND FOR THE TRANSACTIONS

On 20 March 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with K/S Danskib 72 to sell to it the Vessel, a 1997 built handysize vessel, for a consideration of US$34,000,000 (approximately HK$265,200,000).

In addition, subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into the Charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years. The charter will commence immediately upon the delivery of the Vessel. The Company currently expects that the Charterparty will be finalised and signed within April 2008.

As previously disclosed in the Company's announcement dated 7 December 2005, the Vessel has been in the Company's chartered fleet pursuant to the terms of the bareboat charterparty dated 7 December 2005, under which Pacific Basin Chartering (No.15) Limited, an indirect wholly-owned subsidiary of the Company, has been granted an option to re-purchase the Vessel at any time during the 10-year charter period. In order to resume ownership over the Vessel for subsequent sale under the MOA, Pacific Basin Chartering (No.15) Limited will exercise such option on or around the date of the MOA. This will result in a prepayment of the associated finance lease liabilities of approximately US$14,800,000 (approximately HK$115,440,000). The exercise of the option to re-purchase the Vessel will not constitute a discloseable transaction of the Company under the Listing Rules.

Principal terms of the MOA and the Charterparty are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date	:	20 March 2008		
Parties	:	Purchaser	:	K/S Danskib 72, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of K/S Danskib 72 will be the owning of the Vessel and the principal business activity of its ultimate beneficial owner is the owning of shipping vessels.

		To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this announcement and the announcements dated 14 August 2007 and 3 October 2007 in relation to the sale and time charter back of "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia", during the 12 months prior to the date of the MOA, the Company has not entered into any transaction with K/S Danskib 72 or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst K/S Danskib 72 or its ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels.
	Seller :	Pacific Basin Chartering (No.15) Limited, an indirect wholly-owned subsidiary of the Company.

Asset to be sold : A 1997 built handysize dry bulk carrier of 28,611dwt, named "Pitt Island". The flag of the Vessel is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessel is Nippon Kaiji Kyokai.

Net profit attributable to the Vessel: US$920,000 (approximately HK$7,176,000) for the year ended 31 December 2006 (audited figures), and US$3,984,000 (approximately HK$31,075,200) for the year ended 31 December 2007 (unaudited figures).

There is no taxation on the net profit attributable to the Vessel.

Carrying value of the Vessel : The carrying value of the Vessel was approximately US$15,782,000 (approximately HK$123,099,600) in the Company's unaudited accounts as at the date of this announcement.

Consideration : The consideration for the Vessel is US$34,000,000 (approximately HK$265,200,000), entirely in cash. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel.

The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Payment terms	:	Under the MOA, 10% of the consideration (being the deposit) for the sale of the Vessel shall be received on or around the date of the MOA and the balance of the consideration shall be received in full upon the delivery of the Vessel.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 30 June 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place in June 2008.
Expected disposal gain	:	The expected disposal gain of the Vessel, being US$18,218,000 (approximately HK$142,100,400), is calculated as the difference between the sale consideration of the Vessel and its approximate carrying value in the Company's unaudited accounts as at the date of this announcement. Such disposal gain is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.
Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessel for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. As of the date of this announcement, the Company has not entered into any negotiations or agreements in relation to the above investment initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

THE CHARTERPARTY

Subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into the Charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years. The charter will commence immediately upon the delivery of the Vessel. The Company does not have the option to re-purchase the Vessel during or at the end of the charter period. The Company currently expects that the Charterparty will be finalised and signed within April 2008.

The time charter rates under the Charterparty were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessel. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The Charterparty is a separate agreement to the MOA and they are not interconditional. The transaction to time charter the Vessel back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of such operating lease does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the transaction under the Charterparty does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessel will enable the Company to release one of the oldest vessels from its owned fleet and will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise.

The sale and time charter back of the Vessel will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Company during the charter period of the Vessel. In addition, the sale of the Vessel will result in a disposal gain of approximately US$18,218,000 (approximately HK$142,100,400), which is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The Directors believe that the terms of the MOA and the Charterparty, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessel are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of the Vessel from the owned fleet to the chartered fleet in respect of the Vessel and the delivery of a vessel in the second quarter of 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 65 vessels (approximately 1.92 million dwt), including 18 owned vessels and 47 chartered-in vessels. All handysize vessels, with the exception of one vessel, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHC pool. Outside the core handysize fleet, the Pacific Basin-IHC pool also operates a number of short-term chartered-in vessels, amounting to 4 vessels as at the date of this announcement.

In addition, the Company has 10 newbuilding vessels on order (approximately 0.31 million dwt in aggregate), 4 of which are scheduled to deliver in 2008 and 6 in 2009. 9 of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of 2 vessels in the second quarter of 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 17 vessels (approximately 0.84 million dwt), including 3 owned vessels and 14 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHX pool. Outside the core handymax fleet, the Pacific Basin-IHX pool also operates a number of short-term chartered-in vessels, amounting to 23 vessels as at the date of this announcement.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000dwt newbuilding bulk carrier and in a long-term charter of a 95,000dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

Roll On Roll Off Vessels on Order

The Company has placed orders for four 3,663 lane metres roll on roll off newbuilding vessels with deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Tug and Barge Fleet

The Company currently owns 2 tugs and one barge and charters in 6 tugs on a long-term basis. 7 of such tugs are operated by the Company's 90.1% owned subsidiary for the provision of harbour towage services in Australia. The remaining tug and the barge are long-term chartered to the Company's joint venture in the Middle East for transporting aggregates and rock.

In addition, the Company has placed orders for 6 newbuilding tugs, which are expected to enter into the Company's owned tug fleet upon their deliveries between 2008 and 2010.

REASON FOR THE ANNOUNCEMENT

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of K/S Danskib 72 is the same as that of K/S Danskib 61, K/S Danskib 64, K/S Danskib 69 and K/S Danskib 68 to whom the Company sold "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia" respectively in the past 12 months period (the sale of the first two vessels was previously disclosed in the Company's announcement dated 14 August 2007 whilst the sale of the latter two vessels was previously disclosed in the Company's announcement dated 3 October 2007), the transaction contemplated under the MOA, when aggregated with these previously announced transactions, constitutes a discloseable transaction of

the Company under the Listing Rules and is required to be disclosed by way of this announcement. A circular containing further details of the transaction will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Charterparty"	means the time charterparty that will be entered into between Pacific Basin Chartering Limited, a wholly-owned subsidiary of the Company, and K/S Danskib 72 for the time charter of the Vessel at agreed charter rates for a fixed period of four years, which will commence upon the completion and delivery of the Vessel to K/S Danskib 72;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and in compliance with the applicable rules and regulations of the vessel's flag state and the international conventions of which that flag state is a signatory;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;

"MOA"	means the legally binding unconditional memorandum of agreement dated 20 March 2008 entered into between Pacific Basin Chartering (No.15) Limited and K/S Danskib 72 for the sale of the Vessel to K/S Danskib 72;
"Pacific Basin-IHC"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC pool is operated by Pacific Basin IHC Limited, a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX pool is operated by Pacific Basin IHX Limited, a wholly-owned subsidiary of the Company;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States; and
"Vessel" or "Pitt Island"	means a 1997 built handysize dry bulk carrier of 28,611dwt named "Pitt Island". The present flag of the Vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessel is Nippon Kaiji Kyokai.

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 20 March 2008

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
O1	April 8, 2008	Voting Result at the 2008 Annual General Meeting

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

VOTING RESULTS AT THE 2008 ANNUAL GENERAL MEETING OF PACIFIC BASIN SHIPPING LIMITED

At the annual general meeting of Pacific Basin Shipping Limited (the "Company") held on Tuesday, 8 April 2008 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions. There are no restrictions on Shareholders to cast votes on any of the following resolutions at the AGM. All resolutions were approved by Shareholders and details of the voting results are as follows:

	RESOLUTIONS	For	Against	Net Votes
		No. of Shares (%)		No. of Shares
1	To receive and adopt the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2007.	727,605,256 (100.0%)	0 (0.0%)	727,605,256
2	To declare a final dividend for the year ended 31 December 2007.	729,905,717 (100%)	0 (0.0%)	729,905,717
3	(i) To re-elect Richard M. Hext as an executive Director.	649,202,198 (91.9%)	56,859,220 (8.1%)	706,061,418
	(ii) To re-elect Wang Chunlin as an executive Director.	649,182,198 (91.9%)	56,879,220 (8.1%)	706,061,418
	(iii) To re-elect Dr. Lee Kwok Yin, Simon as a non-executive Director.	649,323,118 (92.0%)	56,738,300 (8.0%)	706,061,418
	(iv) To re-elect Mr. David M. Turnbull as an independent non-executive Director.	688,477,418 (97.5%)	17,584,000 (2.5%)	706,061,418
	(v) To re-elect Mr. Alasdair G. Morrison as an independent non-executive Director.	688,457,418 (97.5%)	17,604,000 (2.5%)	706,061,418
	(vi) To authorise the Board to fix the remuneration of the Directors.	691,283,418 (97.9%)	14,692,000 (2.1%)	705,975,418
4	To re-appoint Auditors for the year ending 31 December 2008 and to authorise the Board to fix their remuneration.	729,852,717 (100.0%)	0 (0.0%)	729,852,717
5	To grant a general mandate to the Directors to allot shares as set out in item 5 of the AGM Notice.	706,968,160 (94.2%)	43,724,557 (5.8%)	750,692,717

	RESOLUTIONS	For	Against	Net Votes
		No. of Shares (%)		No. of Shares
6	To grant a general mandate to the Directors for the repurchase of shares as set out in item 6 of the AGM Notice.	729,905,717 (100.0%)	0 (0.0%)	729,905,717
7	To renew the 2% annual cap within the issue mandate under the Long Term Incentive Scheme regarding new shares that may be issued by the Company to satisfy Share Awards as set out in item 7 of the AGM Notice.	458,738,685 (62.1%)	279,786,032 (37.9%)	738,524,717

Resolutions 1 to 7 were passed as ordinary resolutions. Shareholders may refer to the Company's circular dated 17 March 2008 for further details of the resolutions.

As at the date of the AGM, the issued share capital of the Company was 1,585,980,109 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

By the Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 8 April 2008

* *For identification purposes only*

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, David Muir Turnbull and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
O2	April 9, 2008	Circular – Sale of a Vessel and Time Charter Back of that Vessel

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Pacific Basin Shipping Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 2343)

DISCLOSEABLE TRANSACTION:
SALE OF A VESSEL AND
TIME CHARTER BACK OF THAT VESSEL

10 April 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	means the board of directors of the Company;
"Bonds"	means the US$390,000,000 3.3% Guaranteed Convertible Bonds due 2013 issued by PB Issuer Limited on 20 December 2007, which are unconditionally and irrevocably guaranteed by the Company and convertible into Shares at an initial conversion price of HK$19.28 per Share and are listed on the Stock Exchange under Stock Code 1606;
"Charterparty"	means the time charterparty that will be entered into between Pacific Basin Chartering Limited, a wholly-owned subsidiary of the Company, and K/S Danskib 72 for the time charter of the Vessel at agreed charter rates for a fixed period of four years, which will commence upon the completion and delivery of the Vessel to K/S Danskib 72;
"Classification Society"	means an independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and in compliance with the applicable rules and regulations of the vessel's flag state and the international conventions of which that flag state is a signatory;
"Company" or "Pacific Basin"	means Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"dwt"	means deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, bunkers, water, stores, spares, crew etc. at a specified draft;
"Group"	means the Company and its subsidiaries, which are principally engaged in the provision of marine transportation and logistical support services;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;

"HK Dollars" or "HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	means 7 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Term Incentive Scheme"	means the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"MOA"	means the legally binding unconditional memorandum of agreement dated 20 March 2008 entered into between Pacific Basin Chartering (No.15) Limited and K/S Danskib 72 for the sale of the Vessel to K/S Danskib 72;
"Pacific Basin-IHC"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHC pool is operated by Pacific Basin IHC Limited, a wholly-owned subsidiary of the Company;
"Pacific Basin-IHX"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members. The Pacific Basin-IHX pool is operated by Pacific Basin IHX Limited, a wholly-owned subsidiary of the Company;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"US Dollars" or "US$"	means United States dollars, the lawful currency of the United States; and

"Vessel" or "Pitt Island"	means a 1997 built handysize dry bulk carrier of 28,611dwt named "Pitt Island". The present flag of the Vessel is Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessel is Nippon Kaiji Kyokai.

Pacific Basin Shipping Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Executive Directors:
Christopher Richard Buttery
Richard Maurice Hext
Klaus Nyborg
Wang Chunlin
Jan Rindbo

Non-Executive Directors:
Daniel Rochfort Bradshaw
Dr. Lee Kwok Yin, Simon

Independent Non-Executive Directors:
David Muir Turnbull
Robert Charles Nicholson
Patrick Blackwell Paul
Alasdair George Morrison

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office:
7th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

10 April 2008

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE TRANSACTION: SALE OF A VESSEL AND TIME CHARTER BACK OF THAT VESSEL

INTRODUCTION

On 20 March 2008, the Directors announced that an indirect wholly-owned subsidiary of the Company entered into the MOA with K/S Danskib 72 to sell to it the Vessel for a consideration of US$34,000,000 (approximately HK$265,200,000).

In addition, subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into the Charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years which will commence immediately upon the delivery of the Vessel. The Company currently expects that the Charterparty will be finalised and signed within April 2008.

The sale of the Vessel will result in a disposal gain estimated to be US$18,218,000 (approximately HK$142,100,400).

Principal terms of the MOA and the Charterparty are set out below in this circular.

The sale of the Vessel will enable the Company to release one of the oldest vessels from its owned fleet and will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of K/S Danskib 72 is the same as that of K/S Danskib 61, K/S Danskib 64, K/S Danskib 69 and K/S Danskib 68 to whom the Company sold "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia" respectively in the past 12 months period (the sale of the first two vessels was previously disclosed in the Company's announcement dated 14 August 2007 whilst the sale of the latter two vessels was previously disclosed in the Company's announcement dated 3 October 2007), the transaction contemplated under the MOA, when aggregated with these previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

The transaction under the Charterparty does not constitute a discloseable transaction of the Company under the Listing Rules.

BACKGROUND FOR THE TRANSACTIONS

On 20 March 2008, an indirect wholly-owned subsidiary of the Company entered into the MOA with K/S Danskib 72 to sell to it the Vessel, a 1997 built handysize vessel, for a consideration of US$34,000,000 (approximately HK$265,200,000).

In addition, subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into the Charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years which will commence immediately upon delivery of the Vessel. The Company currently expects that the Charterparty will be finalised and signed within April 2008.

As previously disclosed in the Company's announcement dated 7 December 2005, the Vessel has been in the Company's chartered fleet pursuant to the terms of the bareboat charterparty dated 7 December 2005, under which Pacific Basin Chartering (No.15) Limited, an indirect wholly-owned subsidiary of the Company, has been granted an option to re-purchase the Vessel at any time during the 10-year charter period. In order to resume ownership over the Vessel for subsequent sale under the MOA, Pacific Basin Chartering (No.15) Limited will exercise such option on or around the date of the MOA. This will result in a prepayment of the associated finance lease liabilities of approximately

US$14,800,000 (approximately HK$115,440,000). The exercise of the option to re-purchase the Vessel will not constitute a discloseable transaction of the Company under the Listing Rules.

Principal terms of the MOA and the Charterparty are set out below.

THE MOA

The MOA is legally binding and its terms and conditions are described below:

Date	:	20 March 2008	
Parties	:	Purchaser:	K/S Danskib 72, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, together with its ultimate beneficial owner, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activity of K/S Danskib 72 will be the owning of the Vessel and the principal business activity of its ultimate beneficial owner is the owning of shipping vessels. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, save for the transactions disclosed in this circular and the announcements dated 14 August 2007 and 3 October 2007 in relation to the sale and time charter back of "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia", during the 12 months prior to the date of the MOA, the Company has not entered into any transaction with K/S Danskib 72 or its ultimate beneficial owner or with parties connected or otherwise associated with one another and there are no other relationships amongst K/S Danskib 72 or its ultimate beneficial owner with whom the Company has entered into transactions to acquire, dispose of, or charter in vessels.
		Seller:	Pacific Basin Chartering (No.15) Limited, an indirect wholly-owned subsidiary of the Company.

Asset to be sold	:	A 1997 built handysize dry bulk carrier of 28,611dwt, named "Pitt Island". The Vessel's flag is presently Hong Kong and the place of registration is Hong Kong. The Classification Society of the Vessel is Nippon Kaiji Kyokai.
Net profit attributable to the Vessel	:	US$920,000 (approximately HK$7,176,000) for the year ended 31 December 2006 (audited figures), and US$3,984,000 (approximately HK$31,075,200) for the year ended 31 December 2007 (unaudited figures). There is no taxation on the net profit attributable to the Vessel.
Carrying value of the Vessel	:	The carrying value of the Vessel was approximately US$15,782,000 (approximately HK$123,099,600) in the Company's unaudited accounts as at 20 March 2008.
Consideration	:	The consideration for the Vessel is US$34,000,000 (approximately HK$265,200,000), entirely in cash. Such consideration was determined by reference to market intelligence the Company has gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of build in the market, and after arm's length negotiation between the parties. However, as is commonly the case in the dry bulk carrier market, there have not been any recently published sales by third party vendors of vessels of the exact size and year of build of the Vessel from which to make a direct comparison. In addition, no third party valuation has been performed on the Vessel. The Directors believe that such consideration, which was determined after arm's length negotiation, on normal commercial terms, is fair and reasonable so far as the Company and the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.
Payment terms	:	Under the MOA, 10% of the consideration (being the deposit) for the sale of the Vessel was received in March 2008 and the balance of the consideration shall be received in full upon the delivery of the Vessel.
Completion and delivery	:	Pursuant to the MOA, the latest date for completion is 30 June 2008 unless the parties otherwise agree. The Directors currently expect that the completion and delivery of the Vessel will take place in June 2008.

Expected disposal gain	:	The expected disposal gain of the Vessel, being US$18,218,000 (approximately HK$142,100,400), is calculated as the difference between the sale consideration of the Vessel and its approximate carrying value in the Company's unaudited accounts as at 20 March 2008. Such disposal gain is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008.
Application of sale proceeds	:	The Company intends to retain the sale proceeds of the Vessel for general working capital and for funding investment projects that the Company may enter into in the future should suitable opportunities arise. As of the Latest Practicable Date, the Company has not concluded any negotiations or agreements in relation to the above investment initiatives which is required to be announced under the Listing Rules.

THE CHARTERPARTY

Subsequent to the signing of the MOA, an indirect wholly-owned subsidiary of the Company, being the charterer, will enter into the Charterparty with K/S Danskib 72 to charter the Vessel back into the Company's chartered fleet at agreed charter rates for a fixed period of four years, which will commence immediately upon the delivery of the Vessel. The Company does not have the option to re-purchase the Vessel during or at the end of the charter period. The Company currently expects that the Charterparty will be finalised and signed within April 2008.

The time charter rates under the Charterparty were determined after arm's length negotiation, on normal commercial terms and by reference to the type of the Vessel. These time charter rates are considered to be competitive as compared with the current market time charter rates.

The Charterparty is a separate agreement to the MOA and they are not interconditional. The transaction to time charter the Vessel back will be classified as an operating lease in accordance with the Hong Kong Accounting Standard No. 17 "Leases". As the entering into of such operating lease does not represent a 200% or more increase in the scale of the Company's existing operations conducted through lease arrangements of such kind, the transaction under the Charterparty does not constitute a discloseable transaction of the Company under Rule 14.04(1)(d) of the Listing Rules.

Financial Effects of the Sale and Time Charter Back of the Vessel

Upon completion of the disposal and delivery of the Vessel, the Group's fixed assets (owned vessels) will decrease by the carrying value of the Vessel of approximately US$15,782,000 (approximately HK$123,099,600). Current liabilities and long-term liabilities are expected to decrease by US$1,100,000 (approximately HK$8,580,000) and US$13,700,000 (approximately HK$106,860,000) respectively, representing the associated

finance lease liabilities to be prepaid upon exercising the option to repurchase the Vessel. Current assets are expected to increase by US$19,200,000 (approximately HK$149,760,000), representing the sale proceeds receivable by the Company after prepaying the finance lease liabilities in respect of the Vessel. The sale of the Vessel will result in a disposal gain of approximately US$18,218,000 (approximately HK$142,100,400) which is expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2008. The transaction to time charter the Vessel back will be classified as an operating lease with the charter-hire payments to be accounted for as operating lease expenses during the charter period in accordance with the Hong Kong Accounting Standard No. 17 "Leases".

The sale and time charter back of the Vessel will not have any effect upon the number of handysize revenue days nor have a significant effect upon the earnings of the Group during the charter period of the Vessel.

REASONS FOR THE TRANSACTIONS

The Company is one of the world's leading dry bulk shipping companies operating principally in the Asia Pacific region. It has been seeking opportunities to acquire additional handysize and handymax vessels to expand its fleet to meet growing customer demand and to deliver sustainable growth and long-term shareholder value. With a large fleet of modern vessels, Pacific Basin seeks to offer its customers a reliable service with a high degree of scheduling flexibility whilst maintaining the Company's operational efficiency.

The sale of the Vessel will enable the Company to release one of the oldest vessels from its owned fleet and will generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in the future should suitable opportunities arise. The simultaneous time charter of the Vessel back into the Company's chartered fleet will allow the Company to retain commercial control and hence the revenues over the Vessel during the charter period.

The Directors believe that the terms of the MOA and the Charterparty, which were determined after arm's length negotiation, on normal commercial terms, are fair and reasonable so far as the Company and the Shareholders are concerned, and the transactions to sell and time charter back the Vessel are in the interests of the Company and the Shareholders as a whole.

THE FLEET

Handysize Fleet

Following the completion and delivery of the Vessel from the owned fleet to the chartered fleet and the delivery of a vessel in the second quarter of 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handysize fleet will comprise 65 vessels (approximately 1.92 million dwt), including 17 owned vessels and 48 chartered-in vessels. All handysize vessels, with the exception of one vessel, are

employed in a mixture of voyage charters and time charters through the Pacific Basin-IHC pool. Outside the core handysize fleet, the Pacific Basin-IHC pool also operates a number of short-term chartered-in vessels, amounting to four vessels as at Latest Practicable Date.

In addition, the Company has 10 newbuilding vessels on order (approximately 0.31 million dwt in aggregate), four of which are scheduled to deliver in 2008 and six in 2009. Nine of these newbuilding vessels will enter into the Company's owned fleet and the other vessel will enter into the Company's chartered fleet upon their respective deliveries.

Handymax Fleet

Following the delivery of a vessel in the second quarter of 2008 which the Company has agreed to charter-in on a long-term basis, the Company's core handymax fleet will comprise 17 vessels (approximately 0.84 million dwt), including three owned vessels and 14 chartered-in vessels. All handymax vessels, with the exception of two vessels which are employed on long-term time charters, are employed in a mixture of voyage charters and time charters through the Pacific Basin-IHX pool. Outside the core handymax fleet, the Pacific Basin-IHX pool also operates a number of short-term chartered-in vessels, amounting to 22 vessels as at the Latest Practicable Date.

In addition, the Company has a newbuilding vessel on order (approximately 54,000dwt) which will enter into the Company's owned fleet in 2008 upon delivery.

Post Panamax Vessels on Order

The Company has placed an order for a 115,000dwt newbuilding bulk carrier with an expected delivery in the third quarter of 2011. In addition, the Company has a 50% interest in another 115,000dwt newbuilding bulk carrier and in a long-term charter of a 95,000dwt newbuilding bulk carrier, both with an expected delivery in the first quarter of 2011 through a joint venture.

Roll On Roll Off Vessels on Order

The Company has placed orders for four 3,663 lane meters roll on roll off newbuilding vessels with deliveries currently scheduled between the third quarter of 2009 and the first quarter of 2011.

Tug and Barge Fleet

The Company currently owns two tugs and one barge and charters in six tugs on a long-term basis. Seven of such tugs are operated by the Company's 90.1% owned subsidiary for the provision of harbour towage services in Australia. The remaining tug and the barge are long-term chartered to the Company's joint venture in the Middle East for transporting aggregates and rock.

In addition, the Company has placed orders for six newbuilding tugs, which are expected to enter into the Company's owned tug fleet upon their deliveries between 2008 and 2010.

REASON FOR THE CIRCULAR

The transaction under the MOA itself is not discloseable. As the ultimate beneficial owner of K/S Danskib 72 is the same as that of K/S Danskib 61, K/S Danskib 64, K/S Danskib 69 and K/S Danskib 68 to whom the Company sold "Castle Peak", "Lake Joy", "Mount Cook" and "Amazonia" respectively in the past 12 months period (the sale of the first two vessels was previously disclosed in the Company's announcement dated 14 August 2007 whilst the sale of the latter two vessels was previously disclosed in the Company's announcement dated 3 October 2007), the transaction contemplated under the MOA, when aggregated with these previously announced transactions, constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the transaction under the MOA.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Andrew T. Broomhead
Company Secretary

Note: An exchange rate of US$1.00 to HK$7.80 has been used for the conversion of US Dollars into HK Dollars for the purpose of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

	US$
Authorised:	
3,600,000,000 shares (Shares of US$0.10 each)	360,000,000
Issued:	
1,585,980,109 shares (Shares of US$0.10 each)	158,598,010

All the existing issued Shares rank pari passu in all respects including all rights as to dividends, voting and interests in capital.

As at the Latest Practicable Date, save as the existing issued Shares and the Bonds, no part of the share capital or debt securities of the Company are listed on or dealt in any stock exchange other than the Stock Exchange and no application is being made or is currently proposed to be sought for the Shares or debt securities of the Company to be listed on or dealt in any other stock exchange.

3. DISCLOSURE OF INTERESTS

(i) Interests of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of each Director and the Chief Executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange, were as follows:

Long positions in the Shares, underlying Shares and debentures of the Company

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Number of underlying Shares under equity derivatives	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	—	—	—	750,000[1]	—	750,000	0.05%
Richard M. Hext	—	2,812,994[2]	—	—	—	2,812,994	0.18%
Dr. Lee Kwok Yin, Simon	—	—	—	83,963,847[3]	—	83,963,847	5.29%
Daniel R. Bradshaw	386,417[4]	—	—	—	—	386,417	0.02%
Wang Chunlin	—	1,170,000[5]	—	—	—	1,170,000	0.07%
Klaus Nyborg	—	2,000,000[6]	—	—	—	2,000,000	0.13%
Jan Rindbo	—	3,421,370[7]	—	—	—	3,421,370	0.22%

Notes:

(1) 750,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(2) On 8 June 2005, 3,333,333 Shares in the form of restricted share awards were granted to Mr. Hext pursuant to the Long Term Incentive Scheme. In relation to the 3,333,333 restricted share awards, (i) 666,667 Shares have vested on 5 April 2006, (ii) 666,667 Shares have vested on 5 April 2007, (iii) 666,667 Shares have vested on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

By a Restricted Share Award Agreement dated 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an Executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares on 28 March 2006 in the form of restricted share awards, of which (i) 204,080 Shares have vested on 5 April 2006, (ii) 204,080 Shares have vested on 5 April 2007, (iii) 204,080 Shares have vested on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Hext was 2,812,994 Shares.

(3) Out of the 83,963,847 Shares, 21,973,536 Shares, 51,598,811 Shares and 10,391,500 Shares are beneficially owned by Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

(5) By a Restricted Share Award Agreement dated 9 March 2006, 550,000 Shares in the form of restricted share awards were granted to Mr. Wang on 24 March 2006 pursuant to the Long Term Incentive Scheme. An equal amount of 110,000 Shares have vested on each of 1 March 2007 and 2008, and an equal amount of 110,000 Shares will vest on each of 1 March 2009, 2010 and 2011.

A further 730,000 Shares in the form of restricted share awards were granted to Mr. Wang under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

As at the Latest Practicable Date, the balance of Shares held by Mr. Wang was 1,170,000 Shares.

(6) Pursuant to the Long Term Incentive Scheme, 2,500,000 Shares in the form of restricted share awards were granted to Mr. Nyborg on 19 September 2006. 500,000 Shares have vested on 19 September 2006, and an equal amount of 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

As at the Latest Practicable Date, the balance of Shares held by Mr. Nyborg was 2,000,000 Shares.

(7) The personal interests of Mr. Rindbo constitute 2,391,370 Shares and 1,030,000 Shares in the form of restricted share awards granted to him pursuant to the Long Term Incentive Scheme under a Restricted Share Award Agreement dated 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

Saved as disclosed, none of the Directors or the Chief Executive of the Company, as at the Latest Practicable Date, had an interest and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or the Chief Executive of the Company, each of the following parties, other than a Director or Chief Executive of the Company, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital of the Company
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	83,963,847	5.29%
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	83,963,847[2]	5.29%[2]
JP Morgan Chase & Co.	Beneficial owner, investment manager and approved lending agent	124,930,436[3] 2,417,552[4]	7.88%[3] 0.15%[4]

Note:

(1) The Shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee, a Director of the Company.

(2) The interests stated represent long positions; no short positions were recorded in the register maintained under Section 336 of the SFO as at the Latest Practicable Date.

(3) The interests stated represent long positions.

(4) The interests stated represent short positions.

Saved as disclosed, the Directors and the Chief Executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

None of the Directors or their respective associates has an interest in a business which competes either directly or indirectly with the business of the Group.

7. MISCELLANEOUS

(i) The company secretary and the qualified accountant of the Company is Andrew Thomas Broomhead. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

(ii) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(iii) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(iv) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
O3	April 16, 2008	Adjustment to Conversion Price

PB ISSUER LIMITED (the "Issuer")
(incorporated in the British Virgin Islands with limited liability)

US$390,000,000
3.3% Guaranteed Convertible Bonds due 2013
(the "Bonds")
(Stock Code: 1606)
convertible into ordinary shares of, and
unconditionally and irrevocably guaranteed by,

PACIFIC BASIN SHIPPING LIMITED (the "Guarantor")
(incorporated in Bermuda with limited liability)
(Stock Code: 2343)

ADJUSTMENT TO CONVERSION PRICE

The Issuer and the Guarantor jointly announce that the Conversion Price has been adjusted from HK$19.28 per Share to HK$19.21 per Share with effect from 16 April 2008.

Reference is made to the announcements of the Guarantor dated 3 December 2007, 5 December 2007 and 18 December 2007. Terms used in this announcement shall have the same meaning given to such terms in the Guarantor's announcement dated 3 December 2007.

The Issuer and the Guarantor jointly announce that the Conversion Price has been adjusted from HK$19.28 per Share to HK$19.21 per Share with effect from 16 April 2008. Such adjustment is the aggregate result of the payment by the Guarantor of the interim dividend of HK$0.45 per Share for the six months ended 30 June 2007 on 31 August 2007 and the payment of the final dividend of HK$0.75 per Share for the year ended 31 December 2007 on 16 April 2008.

All the other terms of the Bonds remain unchanged. The adjustment of the Conversion Price became effective from 16 April 2008, being the date on which the final dividend of the Guarantor for the year ended 31 December 2007 was made. The above adjustment in relation to the Conversion Price has been computed in accordance with the terms and conditions of the Bonds.

This announcement also serves as a notification to the Bondholders in respect of the change in the Conversion Price as per the terms and conditions of the Bonds.

By order of the Board of
Pacific Basin Shipping Limited
Andrew T. Broomhead
Company Secretary

Hong Kong, 16 April 2008

As at the date of this announcement, the Board of Directors of the Issuer comprises five directors, namely, Richard Maurice Hext, Klaus Nyborg, Andrew Thomas Broomhead, Mok Kit Ting Kitty and Sainath Venkatrao.

As at the date of this announcement, the executive Directors of the Guarantor are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Guarantor are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Guarantor are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
O4	April 24, 2008	Q1 2008 Trading Activities Update

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)

Q1 2008 TRADING ACTIVITIES UPDATE

Healthy but volatile dry bulk market; favourable outlook for the rest of 2008.

- The dry bulk freight market continues to produce very healthy profits for shipowners. The Baltic Handysize Index, the index most relevant for our business, averaged US$33,390 per day net during the first quarter, some 57% higher than the same period in 2007. The index has, however, had a choppy start to the year, opening at US$40,400 net, reaching a low of US$26,030 net on 8 February and ending the quarter at US$33,660 net. On 23 April the index stood at US$35,640 per day net.

- We expect strong tonne-mile growth in 2008, led by unabated demand for coal imports to China, Japan, and Korea. Demand growth should absorb the relatively modest number of scheduled ship deliveries.

- Pacific Basin has made a positive start to the year. Since the announcement of our 2007 Annual Results on 3 March 2008, we have increased our 2008 handysize cover from 57% to 67% and our average rate on locked in cover from US$27,360 to US$28,500. This rate is 23% above our 2007 full year average. We have already covered 31% of our 2009 revenue days, and we are building a solid book of cover for 2010.

- 2008 anticipated handysize days now number 22,800, some 13% higher than the total for 2007.

- We now have 78% of our 5,260 handymax days in 2008 covered at a rate of US$42,710 per day.[1]

- Handysize vessel values held firm during the first quarter and have strengthened over the past month. Clarkson estimates that a 5 year old 28,000 deadweight tonne handysize bulk carrier is now worth US$50.5 million, an increase of almost 17% since their estimated value at the beginning of 2008. The average age of our owned and long term chartered handysize fleet is now 6.5 years.

- During the first half we will generate gains of about US$83 million from the disposal of four ships, one of which was committed for sale in 2007, and two of which will be time chartered back.

- Our dry bulk fleet now comprises a total of 117 vessels, including 104 on the water and 13 newbuildings on order. The operating fleet includes 21 owned, 62 long term chartered and 21 short term chartered ships.

- We believe that the dry bulk market is set for another very robust year.

[1] Excludes 2 handymax vessels on long term charter.

Market Review

Substantial volatility has characterized the freight market so far this year. The Baltic Dry Index stood at 8891 points on 1 January 2008 and touched a low of 5615 points on 21 January 2008 before finishing the quarter at 8081 points. As of 23 April 2008, the index stood at 8862 points.

A seasonal slowdown in December and January was compounded by short term iron ore and coal supply disruptions in Australia and Brazil, creating a sudden over-supply of prompt ships in the market and a sharp drop in freight rates. However, the market rebounded quickly in February as iron ore supply bottlenecks eased and adverse winter weather combined with very low coal stockpiles in China caused coal export cargoes to be diverted to the domestic market. Many Chinese flagged ships were absorbed from the international market in order to carry coastal coal cargoes, forcing Japan and South Korea to switch to suppliers in Australia and Indonesia for their coal imports, leading to increased tonne-mile demand.

Iron ore contract price negotiations between Chinese steel producers and the Australian mining majors have continued beyond the 1 April deadline. The 65% contract ore price increase agreed between Baosteel of China and Vale of Brazil in February has set a strong benchmark.

During the first three months of the year, supply of new tonnage has produced an annualised fleet growth of 2.7% for the handysize segment[2] and 4.4% for dry bulk overall. Demand for tonnage has been more than sufficient to absorb these deliveries. The handysize[2] orderbook has continued to rise, from 35% in January to 39% at the end of March, the majority of which is set to deliver in 2009 and 2010. This is much lower than the overall dry bulk orderbook, which now stands at 60%. Fears of tonnage over-supply from 2010 should be tempered by the questionable ability of some shipyards to perform their contracts, faced with a shortage of component parts and a financing shortfall resulting from a global tightening in the availability of bank credit.

The turmoil afflicting the financial system since the end of 2007 does not seem to have had a noticeable effect on the demand for sea transportation of dry bulk commodities. The most obvious threat to the freight market this year is a potential reduction in demand due to a declining US economy – although US dry bulk imports account for less than 5% of estimated world seaborne trade whereas China's dry bulk imports account for around 20%[3]. The US slowdown may have more indirect negative effects on the bulk trades; nevertheless we expect that China's continued industrialization and surging global commodity markets will underpin healthy dry bulk demand growth for some time to come. We continue to monitor the principal global economic indicators carefully.

[2] 25,000-35,000 deadweight tonne sector. All figures from Clarkson.

[3] Source: SSY

Fleet Development

Since the start of the year, we have sold 4 vessels (including the Crescent Harbour whose sale was agreed in 2007 and completed in March), two of which will be chartered back upon completion. All 4 committed vessel sales are scheduled to be completed within the first half of this year. Following these sales, the ratio of owned to chartered handysize vessels will be 49:51 in respect of our expected 22,800 revenue days for 2008.

As announced in our 2007 Annual Report, we have in the first quarter acquired four Roll on Roll off newbuilding vessels for delivery between 2009 and 2011. We have also, so far this year, ordered a further 5 tug newbuildings for our growing PB Towage unit.

Fleet Development (excluding short term charters)[4]

	Number of vessels						
	Delivered fleet			Newbuildings on Order			Total
	Owned	Chartered[1]	Total	Owned	Chartered[1]	Total	Total fleet incl. new buildings
Handysize Fleet							
As at 1 March 2008[2]	17	47	64	10	1	11	75
Newbuildings delivered	2	–	2	(2)	–	(2)	–
Sale and time charter back	(1)	1	–	–	–	–	–
As at 24 April 2008	**18**	**48**	**66**	**8**	**1**	**9**	**75**
Handymax Fleet							
As at 1 March 2008[2]	3	13	16	1	–	1	17
New charter	–	1	1	–	–	–	1
As at 24 April 2008	**3**	**14**	**17**	**1**	–	**1**	**18**
Post Panamax Vessels							
As at 1 March 2008 and 24 April 2008[3]	–	–	–	**2**	**1**	**3**	**3**
Total dry bulk fleet as at 24 April 2008	**21**	**62**	**83**	**11**	**2**	**13**	**96**
Roll on Roll off Vessels							
As at 1 March 2008 and 24 April 2008	–	–	–	**4**	–	**4**	**4**
Tugs							
As at 1 March 2008	2	6	8	6	–	6	14
New order	–	–	–	1	–	1	1
As at 24 April 2008	**2**	**6**	**8**	**7**	–	**7**	**15**
Barge							
As at 1 March 2008 and 24 April 2008	**1**	–	**1**	–	–	–	**1**
Total other vessel type as at 24 April 2008	**3**	**6**	**9**	**11**	–	**11**	**20**

[1] Includes 26 handysize, 1 handymax and 1 post panamax vessels, and 6 tugs with purchase options

[2] Includes 1 vessel which is expected to join our chartered fleet in the second quarter of 2008

[3] The Group has a 50% interest in one of the owned newbuildings and the chartered newbuilding through a 50/50 joint venture

[4] Excludes purely managed vessels

Dividend Policy

In March, the Board reaffirmed that it will continue its policy of paying out a minimum of 50% of distributable profits for at least the first half of 2008. Thereafter the percentage payout will depend principally on the Group's investment plans – although in any case a generous dividend policy will be maintained.

By Order of the Board
Richard Hext
Chief Executive Officer

Hong Kong, 24 April 2008

As at the date of this announcement, the executive directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin, and Jan Rindbo, the non-executive directors of the Company are Dr. Lee Kwok Yin, Simon and Daniel Rochfort Bradshaw, and the independent non-executive directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

Shareholders and investors are reminded that this trading activities update for the period ended 21 April 2008 is based on the Group's internal records and management accounts, and has not been reviewed or audited by external auditors. Shareholders and investors are cautioned not to rely unduly on this trading activities update and are advised to exercise caution when dealing in the shares of the Company.

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
P1	May 8, 2008	Placing of New Shares Under General Mandate

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 2343)

PLACING OF NEW SHARES UNDER GENERAL MANDATE

The Company has entered into a placing agreement dated 8 May 2008 with the Placing Agent to place in aggregate up to 158,598,000 Shares at HK$13.52 per Share on a fully underwritten basis, representing approximately 10.00% of the existing issued share capital of the Company and 9.1% of the enlarged share capital of the Company.

PLACING

The Company has entered into the Placing Agreement dated 8 May 2008 with the Placing Agent on the terms summarised below.

The placing was fully underwritten by the Placing Agent. It is expected that no placee will as a result of the placing become a substantial shareholder (as defined in the Listing Rules) of the Company.

PARTIES

(1) The Company

(2) The Placing Agent

The Placing Agent is, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, an independent third party and independent of the Company and any director, chief executive or substantial shareholder of any member of the Group or any associate of any of them or any connected person (as defined by the Listing Rules) of the Company.

NUMBER OF PLACING SHARES

The Placing Agent has agreed to place in aggregate up to 158,598,000 Shares at HK$13.52 per Share on a fully underwritten basis, representing approximately 10.00% of the existing issued share capital of the Company and 9.1% of the enlarged share capital of the Company. The aggregate value of the Placing Shares is US$275,132,477 (approximately HK$2,144,244,960).

The Placing Shares to be issued, when fully paid, will rank, upon issue, pari passu in all respects with the existing issued Shares.

PLACEES

The placing will be to more than six independent individual, corporate, institutional or other professional investors. The placees and their ultimate beneficial owners, to the best of the Director's knowledge, information and belief having made all reasonable enquiries, are independent of the Company and any director, chief executive or substantial shareholder of any member of the Group or any associate of any of them or any connected persons (as defined by the Listing Rules) of the Company.

PLACING PRICE

The placing price of HK$13.52 per Placing Share was agreed after arm's length negotiations between the Company and the Placing Agent and represents a discount of approximately 7.0% to the closing price of HK$14.54 per Share as quoted on the Stock Exchange on 8 May 2008 and a discount of approximately 7.7% to the average closing price of HK$14.64 for the last five trading days up to and including the date of this announcement and a discount of approximately 6.8% to the average closing price of HK$14.51 for the last 10 trading days up to and including the date of this announcement. The Directors consider that the placing price is fair and reasonable and in the interest of the Company and its shareholders as a whole.

The net placing price for the Placing is approximately HK$13.32 per Placing Share.

MANDATE TO ISSUE NEW SHARES

The Placing Shares will be allotted and issued under the general mandate granted to the Directors pursuant to a resolution passed by the shareholders of the Company at the annual general meeting of the Company held on 8 April 2008. Under such general mandate, the Directors are allowed to allot and issue up to 158,598,010 Shares. As at the date of this announcement, no Shares have been allotted and issued pursuant to such general mandate.

EFFECT ON SHAREHOLDING STRUCTURE

The shareholding structure of the Company as at the date of this announcement and the shareholding structure of the Company upon issue and allotment of the Placing Shares are set out below:

	As at the date of this announcement		Immediately after completion of the placing	
Name of shareholder	*Number of Shares*	*%*	*Number of Shares*	*%*
Public shareholders with a notifiable interest under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong):–				
JP Morgan Chase & Co.	127,966,157	8.07	139,216,157	7.98
Morgan Stanley	93,407,666	5.89	97,657,666	5.60
Fortis Investment Management SA	84,898,000	5.35	84,898,000	4.87
Sub-total	*306,271,823*	*19.31*	*321,771,823*	*18.45*
Other Public shareholders:–				
Other Shareholders	1,279,708,286	80.69	1,279,708,286	73.35
Placees	–	–	143,098,000	8.20
Sub-total	*1,279,708,286*	*80.69*	*1,422,806,286*	*81.55*
TOTAL:	**1,585,980,109**	**100.00**	**1,744,578,109**	**100.00**

Note: The above table assumes that there are no changes to the shareholding in the Company, other than as a result of the placing.

CONDITIONS OF THE PLACING

Completion of the placing is conditional upon, among other things, the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Placing Shares to be issued under the placing.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares to be issued.

LOCK UP

Pursuant to the Placing Agreement, the Company has undertaken to the Placing Agent that during the period ending 90 days after the date of the Placing Agreement, the Company will not, save for (a) the offer of new, or the satisfaction of existing share options or share awards under the Company's Long Term Incentive Scheme and (b) the issue, offer for subscription or sale of Shares by the Company to a limited number of strategic investors, provided that such issue, subscription or sale shall have been approved by the shareholders of the Company in general meeting, offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests therein or any securities convertible into, or exercisable or exchangeable for or substantially similar to any such Shares or interests or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction referred to above is to be settled by delivery of Shares or such other securities, in cash or otherwise, or to announce any intention to effect any of the above transactions.

TERMINATION EVENTS

The Placing Agreement contains provisions granting the Placing Agent the right to terminate its placing obligations by notice to the Company at any time prior to completion of the placing on the occurrence of certain events including force majeure, any material adverse change in the management, business and financial condition of the Company or its subsidiaries taken as a whole, any material disruption in securities settlement, payment or clearance services, or any event which would have rendered the representations and warranties in the Placing Agreement untrue or inaccurate in any material respect.

If the Placing Agent exercises such right to so terminate the placing, the placing will not proceed. **Shareholders and investors are advised to exercise caution in dealing in the Shares.**

COMPLETION OF THE PLACING

Completion of the placing of the Placing Shares is expected to take place on or around 20 May 2008, or such other date as may be agreed by the Company and the Placing Agent but shall in any event be no later than date which falls 21 days from the date of the Placing Agreement.

Further announcements shall be made by the Company if the placing is terminated or does not complete on or around 29 May 2008.

DIVIDEND POLICY

The Company reaffirms that it will continue its policy of paying out a minimum of 50% of distributable profits for at least the first half of 2008. Thereafter the percentage payout will depend principally on the Group's investment plans, however a generous distribution will be maintained.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The placing of the Placing Shares will raise up to approximately HK$2,144 million in cash, before expenses, for the Company on completion.

The Directors consider that the placing represents an opportunity to raise capital for the Company while widening the shareholder base.

The proceeds from this placing will provide equity financing for the Company's expansion initiatives. The Company currently expects that the proceeds will be deployed in Roll-on Roll-off vessels if and when appropriate opportunities arise, dry bulk vessels when market conditions permit, and in maritime infrastructure opportunities such as tugs and ports. As of the date of this announcement, the Company has not entered into any agreement in relation to such initiatives. In the event that the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

The Company currently has capital commitments of US$550 million (approximately HK$4,290 million) to acquire 8 handysize, 1 handymax, 1 post-panamax, 7 tugs and 4 Roll-on Roll-off vessels (all are newbuildings).

FUND-RAISING ACTIVITY BY THE COMPANY IN THE PAST 12 MONTHS

Date of announcement	Fund-raising activity	Net proceeds raised	Intended use of proceeds
3 December 2007	Issue of the Bonds	HK$2,994 million	For general corporate and working capital purposes including funding its existing capital commitments and financing possible acquisitions

Since the issue of the Bonds, the Company has incurred capital expenditure of US$80 million on 5 handysize newbuildings, US$15 million on 7 tugs and US$70 million on 4 Roll-on Roll-off vessels.

Save as disclosed above, the Company has not issued any equity securities to raise funds in the past 12 months immediately before the date of this announcement.

GENERAL INFORMATION

The Directors believe, having made all reasonable enquiries, that the placing will not have any impact on the business, management or operations of the Group. No change in the composition of the Board of Directors will occur as a result of the placing.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Bonds"	the US$390 million 3.3% Guaranteed Convertible Bonds due 2013 issued by PB Issuer Limited on 20 December 2007, which are unconditionally and irrevocably guaranteed by the Company and convertible into Shares at an initial conversion price of HK$19.28 per Share and are listed on the Stock Exchange under Stock Code 1606;
"Company"	Pacific Basin Shipping Limited, a limited company incorporated in Bermuda with limited liability, whose Shares are listed on the main board of the Stock Exchange;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;
"Long Term Incentive Scheme"	the share option scheme adopted by the Company on 17 June 2004 and amended and re-named the long term incentive scheme pursuant to a resolution passed by Shareholders at a special general meeting on 8 June 2005;
"Placing Agent"	Goldman Sachs (Asia) L.L.C.;
"Placing Shares"	158,598,000 Shares to be placed by the Placing Agent, representing approximately 10.00% of the existing issued share capital of the Company;
"Placing Agreement"	placing agreement dated 8 May 2008 between the Company and the Placing Agent;
"Share(s)"	ordinary share(s) of US$0.10 each in the share capital of the Company; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Andrew T. Broomhead
Company Secretary

Hong Kong, 8 May 2008

Note: An exchange rate of US$1.00 to HK$7.7935 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Wang Chunlin and Jan Rindbo, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are David Muir Turnbull, Robert Charles Nicholson, Patrick Blackwell Paul and Alasdair George Morrison.

**MATERIAL COMMUNICATIONS COMPANY HAS SENT
TO SECURITY HOLDERS**

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
A1	February 13, 2007	Press Release - Acquisition of Vessels to be Constructed and Sale and Time Charter Back of that Vessel

Pacific Basin Shipping Limited

Press Release

Pacific Basin Acquires Two New Vessels, Sells and Charters Back One Vessel

Hong Kong, February 13, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; Stock code: 2343), one of the world's leading dry bulk shipping companies, today announced that it has agreed to acquire two handysize newbuilding vessels for an aggregate consideration of approximately US$55,693,000 (or HK$434,405,400). Expected delivery of these two vessels is scheduled for the first half of 2008 and third quarter of 2009 respectively.

Meanwhile, the Company has agreed to sell a 12-year-old handysize vessel, named "Oak Harbour", for a consideration of US$24,000,000 (or HK$187,200,000). The vessel will be chartered back into the Company's fleet for a fixed period of 3 years commencing immediately upon the delivery of the vessel. This sale and charter back enables Pacific Basin to maintain the low average age of its owned fleet and generate cash to be used as general working capital or to fund future investment projects should suitable opportunities arise. Pacific Basin will retain commercial control over the vessel until the deliveries of the two newly acquired vessels.

Mr. Richard Hext, CEO of Pacific Basin said, "Our job is to continually expand and upgrade our fleet to meet increasing market demand for reliable shipping services, and to deliver sustainable growth and value to our shareholders. The additional newbuildings announced today will allow the Company to enhance its future earnings through an increase of handysize revenue days by approximately 210 handysize revenue days in 2008 and approximately 510 days in 2009. These transactions are consistent with the Company's operating strategy to maintain a modern handysize fleet."

Pacific Basin's fleet currently numbers 94 vessels including a 'core' fleet of 77 vessels plus 17 vessels on short-term charter. The 'core' fleet comprises 57 handysize and 6 handymax vessels which are owned, long term chartered or managed, and 14 newbuildings on order, of which 13 are handysize and 1 is handymax, including the two vessels announced today.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li
Tel: +852 2894 6239
Mobile: +852 9652 9002
E-mail: gary.li@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
B2	March 5, 2007	Press Release - 2006 Annual Results

Pacific Basin Shipping Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 2343)
www.pacbasin.com

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

The Directors of Pacific Basin Shipping Limited ("Pacific Basin" or the "Company") are pleased to announce the audited results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2006 as follows:

Highlights

US$ million	Year Ended 31 December 2006	2005
Turnover	**620.4**	433.7
Time Charter Equivalent Earnings	**344.8**	264.7
Profit Attributable to Shareholders	**110.3**	147.1
Basic Earnings per Share (US cents)	**8.3**	11.6
Basic Earnings per Share (HK cents)	***65***	*90*

- Group profits for the year were US$110.3 million (2005: US$147.1 million) as a result of a relatively weak first half dry bulk market compared to an exceptionally strong second half 2005. Basic earnings per share were HK 65 cents (2005: HK 90 cents)
- A year of two halves saw Group profits more than double from US$36.4 million in the first half to US$73.9 million in the second half 2006
- Net cash from operating activities of US$148.2 million (2005: US$173.3 million)
- Strong balance sheet with total assets of US$919.9 million and shareholders' equity of US$485.0 million. Return on average equity was 36% (2005: 54%)
- Proposed final dividend of HK 22.5 cents per share. Together with the interim dividend of HK 20 cents per share, this brings total dividends for the year to HK 42.5 cents per share, representing a payout ratio of 71% and total shareholders' return (including share price capital gain and dividends paid during the year) of 51%
- 15% increase in handysize revenue days to 16,420 in 2006 (2005: 14,260) due to expanded owned and long term chartered fleet. A further 23% year on year increase to 20,190 handysize revenue days is already committed for 2007. In 2006 the Group earned an average US$15,420 (2005: US$17,100) per handysize revenue day
- Our fleet now totals 77 vessels (February 2006: 60) comprising 35 owned, 38 long term chartered and 4 managed vessels. The total includes 58 handysize and 6 handymax vessels afloat, and 12 handysize and 1 handymax newbuildings
- Total vessel expenditure during the year of US$285.1 million (2005: US$118.8 million), including 8 handysize and 2 handymax acquisitions, plus instalments on 10 newbuildings
- Positive dry bulk market outlook for 2007 supported by a continued healthy global economy and a strong appetite for commodities which is expected to absorb slowing new ship deliveries
- Contract cover is in place for 58% of current 20,190 handysize revenue days in 2007 at an expected yield of about US$17,000 per day upon execution of voyages. Baltic Handysize spot index on 28 February 2007 stood at US$20,447 per day net

CHAIRMAN'S STATEMENT

Pacific Basin continues to provide seaborne freight services to many of the world's leading commodities and industrial companies as its main business. The Group had a generally satisfactory 2006, although profits decreased by 25% to US$110.3 million and basic earnings per share by 28% to HK 65 cents from the very strong 2005 results. This was due to the quieter dry bulk shipping market in the opening months of the year, which produced a first half profit of only US$36.4 million compared to US$73.9 million in the second half. Turnover increased by 43% to US$620.4 million and cargo carried by 59% to 21.1 million tonnes.

Given the Group's steady performance in a more variable year for freight rates and in anticipation of continued growth in seaborne demand for dry commodities the Board has recommended a final dividend of HK 22.5 cents per share, bringing the total for 2006 to HK 42.5 cents per share. This represents a 71.2% payout ratio (2005: 73.1%). With an encouraging start to 2007, and 58% of our 2007 handysize revenue days already covered at about US$17,000 per day (including an assumed US$1,000 "execution premium"), the Board has reaffirmed that it expects to maintain its dividend policy at a minimum of 50% of annual distributable profits.

Highlights of the year included: (a) a reassessment of the direction of the market in the spring which led to the purchase of a number of vessels at reasonable price levels before the uptrend in demand became too apparent; (b) the subsequent development of a very robust bulk shipping market from the summer; and (c) the raising of US$154 million of new equity in the autumn against a backdrop of favourable financial and freight markets.

Pacific Basin has made commitments totalling US$354 million in 10 second hand vessels and five newbuildings during 2006. Our core fleet on the water grew by 14 vessels (or 28%) to 64 vessels and will be augmented by four to be delivered in 2007, five in 2008, and a further four in 2009, based only on commitments to date. This brings the total to 77 including 13 newbuildings of which seven are on order from established Japanese yards and six from Jiangmen Nanyang Shipyard in Guangdong, China. Including the ships on short term charter, the current overall total fleet is almost 100.

During the year we sold two older ships with three year charter backs in order to maintain the low average age and uniform quality of our fleet without sacrificing vessel days during the period 2007 to 2009.

As a result of the stronger freight market, dry bulk vessel prices have continued to rise, and whilst still confident that favourable conditions will prevail in our sector, we have chosen to adopt an opportunistic approach to further acquisitions for the present. Beyond our tonnage portfolio, we are also evaluating maritime infrastructure investments including dry cargo terminals in China where potential longer term returns look attractive.

The handysize dry bulk sector in which Pacific Basin predominantly operates continued to show some of the strongest fundamentals of any shipping sector in 2006. The 25,000-35,000 deadweight world fleet has the oldest age profile of any dry bulk or other major cargo ship type, with vessels averaging almost 18 years. According to Clarkson, 23% of the fleet (279 out of 1,217 vessels) is at or over 27 years old, which is the historical average scrapping age. Against this, the handysize orderbook has risen year on year to 15% (180 vessels) of the existing fleet, but most of the new orders are for delivery after 2009 because shipyards are full in the near term. As a result we can expect only very modest overall handysize fleet growth in the next few years. Pacific Basin continues to own and operate one of the most modern (average age just over six years) shallow draft, craned (or "geared") dry bulk fleets, capable of loading and discharging many different cargoes at most ports worldwide.

The handymax sector in which we own only two ships and rely heavily on chartered in tonnage shows fundamentals more in line with the overall dry bulk fleet, with an orderbook standing at 23% and an average vessel age of 11.5 years. These vessels which are larger (40,000 to 60,000 deadweight tonnes) than handysizes are geared and versatile. Although they carry a narrower range of cargoes than handysize they are still able to access many ports unsuitable for panamax and capesize bulk carriers.

Overall, the dry bulk freight rate outlook remains very positive as a result of the vigorous demand for raw materials from China and other developing economies and the increasing distances that cargoes are shipped as Asian economies have to look further afield to satisfy their sourcing needs.

Against this background, 2006 witnessed a further expansion of our International Handybulk Carriers ("IHC") and International Handymax Carriers ("IHX") pools. Although handysize remains our core business, the new handymax division saw its first full year of trading and has grown to become a significant operator in its sector. Despite losing money (partly as a cost of entry, partly by misreading the market early in the year), its current position indicates that it will be profitable in 2007. With our hedging of positions, future progress will be dependent less upon our market forecasting than on good operations and the success we have in customer relationships, leading to the securing of complementary cargoes.

Customer service is a high priority for everyone at Pacific Basin. Our chartering, operations and technical teams work hard to secure efficient, safe passage for the growing volume of commodities which we carry. Satisfaction of the high expectations of our principal charterers is vital to our success and we will endeavour to make further improvements to the quality of service we provide.

Environmental awareness is also of vital importance to Pacific Basin. We operate a relatively young, and therefore fuel-efficient, fleet and the Group has maintained certification to the ISO 14001 environmental standard of Lloyds Register Quality Assurance since 2005. Management is going beyond these standards to implement new environmentally sound practices on our vessels where practicable, and we are aware that there is always more that can be done.

The Group has grown considerably over the past year and now employs 260 shore based staff around the world, as well as over 1,000 seafarers who man our owned fleet. In 2006 we opened offices in Fujairah, Dubai and Beijing, and further expansion of the network is planned.

China and the Middle East are two key regions of great business potential. Our new office in Beijing is well equipped to build cargo and corporate relationships and has already negotiated the contribution of tonnage by China's largest power producer to our IHX Pool. In Dubai, we have a new regional presence to add to our existing joint venture with the Government of Fujairah and others in the trading and shipment of aggregates. This joint venture saw an encouraging first year and extended its activities to include tug and barge transportation, loading cargoes from Fujairah over its own long-term leased wharf facilities.

Pacific Basin's activities are management intensive, requiring skill and dedication to extract the maximum benefit from our existing business and the development of our new ventures. Led by Mr. Richard Hext, Chief Executive Officer, the team has been strengthened by the arrival in September of Mr. Klaus Nyborg, formerly of TORM, as Deputy Chief Executive Officer. In the same month the Board was joined by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, who now heads our China maritime infrastructure team. Mr. Jan Rindbo, who manages our handysize business, has been invited to take the Board seat of Mr. Paul Over, who is resigning from the Board in April. Mr. Over has played an important role in the development of Pacific Basin since its inception and we are pleased that he will remain close to the Group as a Senior Advisor.

We now have a well balanced and very competent team, paving the way for a reduction in my executive duties in due course in favour of more exclusively strategic responsibilities. With this in mind, my renewed contract (from 1 April) provides for a transition to a non-executive role at the appropriate time.

Our staff, both at sea and ashore, have accepted the challenges presented to them and have worked imaginatively and persistently to achieve the desired results. They take great personal pride in their responsibilities, for which we are very fortunate. Recognising this effort and the importance of retaining high quality staff in this buoyant shipping market, we plan to extend the scope of our Company's Long Term Incentive Scheme to include a broader range of key individuals. This will also help us to further align the interests of our staff with those of our shareholders.

Thank you for your support and confidence in our Company over the past year. 2007 has begun well and we will continue to do our best to create value for all our shareholders from the opportunities that lie ahead.

Christopher R. Buttery
Chairman

Hong Kong, 5 March 2007

MARKET REVIEW

In 2006 the dry bulk shipping market surprised most industry experts, who had forecast a relatively weak year on the back of historically high new vessel deliveries. Once again, demand for bulk commodities, particularly iron ore, surpassed expectations and easily absorbed the supply of ships. This was clearly indicated by the Baltic Dry Index ("BDI"), which opened 2006 at 2438 points and climbed 80% to finish the year at 4397 points after a particularly impressive performance in the second half.

The BDI, which tracks spot rates for capesize, panamax, and handymax (but not handysize until January 2007) dry bulk carriers, got off to a quiet start in 2006 mainly due to iron ore supply shortages and, consequently, to lower capesize requirements compared to the very solid second half of 2005. Towards the end of the second quarter, however, it started to become apparent that robust demand for commodities, particularly cement and steel out of China, had absorbed the record volumes of newbuilding deliveries. The recovery gathered pace during the third quarter, traditionally a quiet period, indicating that the market had embarked on a new cyclical upturn.

One of the key drivers behind the rising need for dry bulk ships is the steel industry, which in 2006 achieved record world crude steel output of 1,240 million metric tonnes, an increase of 8.8% from 2005[1]. Whilst China is leading the ramp-up in global production, realising year on year steel output growth of just under 18% in 2006[1], other major steel producing regions, such as the EU, CIS, North America, India, and Japan, also increased their production levels. This drove another outstanding year for shipments of iron ore, one of the most important commodities for dry bulk shipping. Another significant contributor to the strength of the dry bulk market was the fact that the majority of additional Chinese iron ore imports in 2006 was not supplied by Australia, already exporting at close to full capacity, but by Brazil. This has had significant tonne-mile implications, since two to three times as much shipping capacity is required to move the same volume of iron ore to China from Brazil as from Australia.

Other key dry bulk commodities also enjoyed vigorous demand in 2006, contributing to overall seaborne trade demand growth in 2006 of 5%-7% according to major shipbrokers. The actual figure is, however, increasingly difficult to calculate due partly to the tonne-mile factor already mentioned and partly to the growth of new trades which are not widely followed. For these reasons, we will be taking steps in 2007 to improve our in-house picture of overall dry bulk trade volumes.

The recovery of the capesize and panamax markets was preceded by improved handymax and handysize rates during the second quarter as a result of growing requirements for the so-called 'minor bulks' such as cement, steels and forest products with China, again, playing a key role both as major importer and exporter. Iron ore is the commodity that normally catches the headlines, but trade in a broad range of other cargoes has also expanded significantly in line with increased global GDP and industrial production. The alumina industry has been robust, supporting petcoke, bauxite and alumina shipments; demand for New Zealand timber has seen log exports to Asia and India climb, and the most visible minor bulk support has come from the cement trades in response to booming demand in the US and the Middle East. China has moved aggressively to fill a supply deficit and Chinese cement exports were up 63%[2] in 2006, absorbing much of the supply of new handymax vessels during the year.

The handysize market developed in line with the general dry bulk market, except that the recovery in this sector started during the first quarter from a February spot market low of US$11,000 per day to reach US$13,000 per day by end March. The market recovery continued in the second quarter with the newly introduced Baltic Handysize Index ("BHSI") climbing to almost US$15,000 per day net[3] by the end of June. But it was in the third quarter that the market really accelerated, with the BHSI reaching US$20,350 per day net by the end of September. After a long period of gains, the handysize market consolidated in the fourth quarter, but still managed to add another US$1,000 per day; thus the BHSI ended the year at US$21,350 per day net and as at 28 February stood at US$20,447 per day.

On the handymax front, the Baltic Supramax Index ("BSI") showed a little more volatility than the BHSI although the general trend was also in line with the BDI. A most interesting feature of handymax rates over 2006 was their upward advance on panamax rates, reflecting the greater operational versatility of geared handymax vessels and their increasing economic suitability for specific cargo sizes and types. The BSI closed 2006 at US$28,563 per day net, up 64% on US$17,384 at the beginning of the year, a rise driven mainly by Chinese steel and cement exports, and aided by increased congestion towards the end of the year. As at 28 February, the BSI stood at US$29,007 per day net.

Vessel Supply: Orderbook, Scrapping, Asset Values[4]

The overall dry bulk fleet grew by 6.7% (deadweight basis) during 2006. This is lower than the year before, when the fleet expanded by 7.0%, but is still historically high. The handysize 25,000 to 35,000 deadweight fleet segment, in which Pacific Basin operates, saw year on year fleet growth of only 1.4%, much the lowest of all the dry bulk sectors. Shipyards continue to prefer building larger sized bulkers, tankers, and container vessels, the construction of which yields higher margins.

Yard deliveries of dry bulk vessels in 2006 at 25.7 million deadweight were higher than the year before (23.4 million deadweight), but higher scrapping at 1.9 million deadweight against 1.0 million deadweight in 2005 resulted in slightly lower fleet growth in 2006 than in 2005. Despite the high level of yard deliveries, the average age of the dry bulk fleet increased from 15.0 years to 15.1 years per vessel. This was seen also in the handysize sector where, by the end of 2006, the 25,000-35,000 deadweight segment had an average fleet age of 17.9 years per vessel, 0.3 years higher than one year earlier. Despite more new ships coming out of the yards and some increased scrapping, the dry bulk trades are increasingly dependent on older vessels operating beyond their normal economic lifespan.

Dry bulk scrapping in 2006 was almost twice the level of the year before but remains well below the natural replacement level. Scrapping was unevenly distributed, with over 75% taking place in the first half of the year and then reducing to a trickle as a result of improved freight rates during the second half.

1 Source: IISI
2 Source: SSY
3 Net of 5% brokers' commissions included in the BHSI
4 Source: all fleet data from Clarkson

Not unexpectedly, the contracting of newbuildings picked up pace during the second half of the year as freight rates rose. This resulted in the dry bulk orderbook increasing from 20% of the fleet in the middle of the year to over 22% at the end of 2006. Although in itself a high level it must be remembered that yards already had good forward cover, and so most of the ordering during the second half of 2006 is for delivery in 2010 and beyond. The handysize orderbook is lower at 15% due to the scarcity of yard capacity willing to contract smaller dry bulk ships.

Even when accounting for some orders not caught in the published orderbook statistics, deliveries for 2007 are not expected to be very different to last year. Deliveries for 2008 are estimated to be lower.

Moreover, despite a high freight market and good earnings, an increasing number of the older ships will be forced to scrap. Fleet data indicates that about 26 million deadweight tonnes of dry bulk tonnage is over 27 years of age. This is equivalent to the entire dry bulk yard deliveries of 2006 and, although this will only disappear gradually, scrapping is expected to increase in 2007 and as a result to dampen supply growth from the new ships entering service. In the 25,000 to 35,000 deadweight tonne bracket, eight million deadweight tonnes – or 23% of the existing fleet – is aged 27 years or older, whereas the order book totals nearly six million deadweight tonnes, or 15% of the current fleet.

The weaker dry bulk market sentiment at the start of 2006 was reflected in ship values hitting a low point in February. On the back of improved prospects, prices for second hand ships began to climb, and by the start of the third quarter price levels had exceeded the previous all time highs set in the spring of 2005. Values continued to increase and by the end of the year prices for 5 years old handysize and handymax vessels were around 20%-30% higher than one year earlier according to Clarkson, although we put the rise at nearer 30%-40%.

BUSINESS REVIEW AND OUTLOOK

Handysize

Our International Handybulk Carriers ("IHC") Pool operates one of the largest modern handysize fleets in the world and specialises in offering freight services to leading industrial end users of handysize ships. IHC operates its fleet on a network of complementary trade routes that, in combination, minimise our empty – or 'ballast' – time. Fleet scale and a tight chartering operation enhance earnings whilst allowing IHC to offer its customers attractive rates and frequent, reliable service. The average age of IHC's fleet is just over six years versus a sector average of 18 years, a most important factor in helping IHC deliver reliable service. The recent boom in commodity markets has influenced a trend towards 'just-in-time' delivery of raw materials as companies limit their cargo stockpiles. Late delivery of cargo can result in a costly plant shutdown, and our customers therefore insist on punctual and reliable service, which IHC must deliver. IHC's staff are located in a comprehensive network of offices around the world, providing customers with dedicated sales and operational services in their respective time zones.

During 2006 IHC carried 15.8 million tonnes of cargo, up 17% from 2005. IHC recorded good growth across most of the commodities carried, but in particular the division saw strong increases in the volumes of steels (up 67%) and metal concentrates (up 43%) shipped in 2006. The increased volumes of these commodities reflect robust demand from the construction industry around the Pacific Rim as well as IHC's close ties with customers in this sector. Whereas the IHC fleet handled over 75 different individual commodities in 2006, its top five commodity groups were forest products, cement, grains, fertilisers and metal concentrates, which together accounted for 54% of the total volume carried. The wide range of cargoes carried demonstrates the versatility of handysize ships and their ability to produce more stable earnings than larger dry bulk ships, which carry a much narrower range of commodities.

Handysize revenue days increased 15% year on year to 16,420. This resulted from the growth of Pacific Basin's 'core' owned and long term chartered fleet to meet customer demands.

The trading pattern of IHC's fleet continues to focus on the Pacific Rim, where about 80% of its vessels are employed. IHC's core trades are centred around the carriage of "front haul" cargoes to the high growth countries in Asia from the resource-rich regions of Australia, New Zealand and the west coast of North America. An integral part of its operating strategy is to position ships back from Asia carrying revenue-generating "back haul" cargoes, thereby reducing the number of days that vessels spend in ballast. Our success with this strategy is reflected in the cargo volumes delivered to Australia, New Zealand and the west coast of North America, which are up by almost 50% year on year to a record 34% of all cargo discharged on IHC ships. IHC's ballast time in 2006 amounted to 14% of total fleet days, in line with 2005.

China's importance for dry bulk shipping is growing fast, but not merely as a major importer of raw materials. In 2006 China emerged as a major supplier of cement and steels to the world market as local production capacity outstripped local consumption growth. This is reflected in the volumes of cement and steels carried by IHC out of China in 2006, up 69% and 65% respectively from 2005.

The primary aim for IHC is to secure premium earnings for Pacific Basin and its pool partners on their respective handysize fleets, and to provide a degree of certainty in forward earnings through longer term cargo cover. Against the average Clarkson one year time charter rates (although this may not be a perfect comparison), IHC outperformed the market in 2006 by approximately US$1,800 per day. High asset utilisation was a key contributor to this strong financial performance. Furthermore, through improved technical management and crewing, we were able to reduce our fleet off hire days for 2006, excluding drydocking, to an average of 0.3 days per vessel (2005: 5.4 days).

In order to manage its risk profile and maintain earnings visibility, IHC has taken advantage of the recent development of a market in derivative Forward Freight Agreements ("FFAs"). FFAs allow IHC to hedge part of its forward freight exposure, where a ship is not yet booked with a 'physical' cargo contract. Due to its large core fleet, IHC has more ships than cargoes and typically sells FFAs as a proxy for physical cargoes. The table below shows IHC's current paper contracts, which comprise only a small proportion of its total exposure.

During 2006 we achieved net earnings of US$15,420 per day over our 16,420 handysize revenue days. As of 28 February 2007 we had covered 58% of our 20,190 handysize days for 2007 at an average rate of about US$17,000, including an expected "execution premium" of US$1,000 per day, and we have already made a good start on building our cargo cover for 2008 and 2009. Our "execution premium" is the uplift that we achieve in our actual daily earnings over the average of the rates embedded in our contracts with our customers by combining contracts and short term chartered tonnage in such a way as to minimise actual empty time and to maximise our yield: this is a critical part of our business model.

The following table sets out IHC's fleet revenue days and cover rates in 2006–7:

Handysize Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	16,420	10,450
Net paper contracts	days	–	1,280
Equivalent revenue days	days	16,420	11,730
Daily TCE	US$	15,420	17,000
Ship Commitments			
Revenue days	days	16,420	20,190
Net Position			
Cargo as % of ship commitments	%	100%	58%

Handysize FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	–	1,420
FFA paper bought	days	–	–
Net realised paper exposure	days	–	140
		31 December 2006	28 February 2007
Net FFA paper sold	days	–	1,280

Handymax

This has been the first full year of operations for Pacific Basin's handymax division. We have set out to build a profitable and capable International Handymax Carriers ("IHX") Pool in both the Atlantic and Asia Pacific regions, co-ordinated from our offices in London and Shanghai. IHX commenced operations in early 2006, losing no time in building customer relationships and expanding its book of cargo contracts.

The division made a start up loss during the year of US$4.1 million, including realised losses of US$4.7 million on FFA positions mainly taken in the first quarter of the year and locked in during the second quarter. In addition, on the back of a strengthening freight market, at the year end the division has an unrealised loss of US$2.0 million on its FFAs which will close in 2007 and will be compensated for by the higher freight rate on our physical vessels.

IHX was set up in response to customer requests for Pacific Basin to cover their handymax as well as their handysize freight transportation needs. In order to achieve this, the division initially capitalised on existing close relationships with customers either directly or via our regional group offices, and then went on to develop relationships with new customers. Like IHC, IHX combines front and back haul routes in order to minimise vessel ballast time. IHX also makes limited use of FFAs to hedge its freight market exposure, especially when suitable cargo cover is not immediately available.

IHX is now a complementary, integrated, and growing part of our total business. Cargo volumes rose from 1.2 million tonnes in the first half to just over 4.1 million tonnes carried in the second half of 2006, bringing the first year total to about 5.3 million tonnes.

The top five groups of commodities transported by IHX are agricultural products and grains, cement and clinker, coal, iron ore and fertilisers. Other key commodities include alumina, concentrates and petcoke. About 60% of these cargoes move within the Pacific and 40% within the Atlantic. The single largest load region is South East Asia, whilst the single largest discharge region is the Indian Ocean and Middle East. IHX loads and discharges nearly 10% of its total volumes in China.

IHX commenced servicing its customers using short term chartered in vessels, and now has 18 vessels on charter for maximum periods of up to 12 months. During the course of the year IHX has also chartered in a number of vessels for longer durations, and two handymax vessels were purchased and delivered to the fleet during the third quarter. The IHX Pool has seen further tonnage growth from two external owners who contributed two vessels during the fourth quarter. Subject to market conditions, we anticipate further fleet growth during the next 12 months.

During 2006, our first year of handymax operations, we contracted a total of 5,050 days and achieved net earnings of US$16,330 per day. These figures also include two handymax vessels fixed on five year charters, commencing in 2004 and 2005, outside the IHX Pool, which reduce the overall average daily net earnings by US$1,330. As of 28 February 2007 we had 5,040 handymax revenue days committed for 2007 and have already secured average cover levels of US$21,560 per day on 97% of these days.

Handymax Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	5,050	4,410
Net paper contracts	days	–	460
Equivalent revenue days	days	5,050	4,870
Daily TCE	US$	16,330	21,560
Ship Commitments			
Revenue days	days	5,050	5,040
Net Position			
Cargo as % of ship commitments	%	100%	97%

Handymax FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	1,510	1,280
FFA paper bought	days	1,270	820
Net realised paper exposure	days	240	–
		31 December 2006	28 February 2007
Net FFA paper sold	days	–	460

Other Operations and Business Development

2006 saw substantial growth in Pacific Basin's non-core operations and business development efforts. We aim for involvement in shipping related activities further along the supply chain where we can add value, thereby offering a more comprehensive service to our customers.

In the summer of 2006 we assembled a team dedicated to developing potential port and related infrastructure initiatives in China, where we feel there are good returns to be realised. This team, led by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, is currently working on a number of projects, including a general cargo terminal investment opportunity in conjunction with a major Chinese port authority.

Our new Beijing office, opened last November, will expand our presence in China. Our team of mainland China specialists, led by Mr. Ben Lee, President of Pacific Basin China, aims to secure new cargoes for our ships whilst continuing to nurture existing relationships, including our partnership with China's leading power producer, who now also contributes tonnage to our IHX Pool.

The Middle East continues to be an area of considerable focus, with a continuing boom in infrastructure development requiring increased imports of raw materials. Fujairah Bulk Shipping Limited, our joint venture with the Government of Fujairah and others for the shipment of aggregates in the Middle East, was profitable during its first full year of operation, and now employs one handysize and two handymax vessels. This joint venture trades aggregates, and has seen a steady increase in the volume of its shipments since January 2006. A tug and barge operation is also now underway operating from the joint venture's first wharf. Aside from this business, Pacific Basin opened a new office in Dubai in December to provide a base for other business development activities in the region, both cargo and infrastructure related. This office has also initiated business development coverage of the Indian subcontinent, where we are seeing an increasing number of cargo opportunities.

Through another joint venture with a Chinese partner, we have just taken delivery of the first of two minibulkers on order from a yard in Northern China, with options to build a further four. At 6,600 deadweight tonnes, these vessels are much smaller than our usual handysize type, yet carry similar cargoes and are intended as an entry into the Chinese coastal trades, where demand is booming.

Fleet Development

	Number of vessels			
	Owned	Chartered[1]	Managed	Total
Handysize – in operation				
As at 1 January 2006	17[2]	27	4	48
Newbuildings delivered	1	3	–	4
Second hand purchases	6	–	(2)	4
Exercise of purchase option of a long term chartered in vessel	1	(1)	–	–
New chartered in	–	3	–	3
Charters expired	–	(2)	–	(2)
Sale and time charter back[3]	(3)	3	–	–
Disposal	(1)	–	–	(1)
New managed vessels	–	–	2	2
As at 28 February 2007	**21**	**33**	**4**	**58**
Handysize – newbuildings				
As at 1 January 2006	6	4	–	10
New orders	6	–	–	6
Newbuildings delivered	(1)	(3)	–	(4)
As at 28 February 2007	**11**	**1**	–	**12**
Handysize fleet as at 28 February 2007	**32**	**34**	**4**	**70**
Handymax – in operation				
As at 1 January 2006	–	2	–	2
Second hand purchases	2	–	–	2
New chartered in	–	2	–	2
As at 28 February 2007	**2**	**4**	–	**6**
Handymax – newbuilding				
As at 1 January 2006	–	–	–	–
New order	1	–	–	1
As at 28 February 2007	**1**	–	–	**1**
Handymax fleet as at 28 February 2007	**3**	**4**	–	**7**
Total fleet as at 28 February 2007 including newbuildings	**35**	**38**	**4**	**77**

1 Includes 27 handysize and 2 handymax vessels with purchase options

2 Includes "Willow Point" (ex. "Ocean Bulker"), acquired in December 2005 but subsequently delivered in the third quarter 2006

3 Includes "Oak Harbour", the delivery of which is currently expected to be completed by the end of May 2007

Note: table does not include minibulkers, tugs, or barges

At the start of the year, our handysize fleet of 48 vessels comprised 17 owned, 27 long term chartered and four managed vessels plus ten newbuildings under construction, six of which were expected to enter the owned fleet and four to enter the long term chartered fleet from delivery. We also had two long term chartered handymax vessels in operation.

Handysize Fleet
Using capital released by our 2005 sale and charter back programme, as well as the new equity raised by our placement in November 2006, during the year we were able to purchase and take delivery of eight second hand handysize ships, each in private, off-market transactions at prices that now look very attractive. Out of these newly acquired vessels, two were previously managed by us and one was previously a chartered vessel on which we exercised our purchase option. In addition, we have taken delivery of one handysize newbuilding which we contracted in the first half of 2006. During the year we were able to charter in six additional vessels on a long term basis, four of which were newbuildings and entered our chartered fleet upon delivery. Against this, two vessels completed their charters and left the fleet. Our managed fleet also has two new joiners. As a result of this activity, our handysize fleet in operation as of the date of this report comprises a total of 58 vessels representing a fleet size expansion of 21% since the start of 2006, with an average age of just over six years old.

With the objective of capitalising on the strong sale and purchase market and maintaining a modern handysize fleet, we have agreed to sell four of the oldest owned vessels in our handysize fleet, "Patagonia", "Ocean Logger", "Abbot Point" and "Oak Harbour". The sales of the first two vessels, which were completed in 2006, raised proceeds of about US$40 million which we have used to repay our bank borrowings and to fund the second hand purchases mentioned earlier. The sale of "Oak Harbour" is expected to be completed by the end of May this year. In addition, immediately after these sales, we chartered back "Patagonia" and "Ocean Logger" each for periods of three and a half years and we shall charter back "Oak Harbour" for three years, all at competitive rates, allowing us to retain commercial control and hence the earnings in respect of these three vessels. Meanwhile, "Abbot Point" joined our managed fleet on delivery to her new owner earlier this year, thereby allowing us to maintain our fleet scale.

During the year and up to the date of this report, we have placed orders for six additional new handysize vessels, with deliveries scheduled between 2007 and 2009. Four of these vessels are being constructed at the traditional yards for this vessel type in Japan, while the other two vessels were contracted pursuant to the exercise of options attached to the four shipbuilding contracts that we entered into with Jiangmen Nanyang Shipyard in Southern China in December 2005. This takes the total number of ships which we have on order at Jiangmen Nanyang Shipyard to six. Accordingly, our newbuilding order book for handysize vessels as at the date of this report stood at 12 vessels, four of which are scheduled to deliver in 2007, four in 2008 and four in 2009, enabling us to continue our steady fleet expansion and to maintain our characteristic modern, uniform handysize fleet profile.

Handymax Fleet
We entered the handymax segment as an operator in December 2005. In order to expand our handymax fleet and thus reinforce our presence in this market segment, we purchased two vessels and chartered in two additional handymax ships on a long term basis during 2006. Recently, we also placed an order for a 54,000 deadweight tonne newbuilding bulk carrier with a reputable Japanese shipbuilding company, which will further expand our handymax fleet at an attractive price relative to recent strong second hand asset values.

Summary
As at the date of this report, our handysize fleet comprised a total of 70 vessels, including 21 owned, 33 long term chartered and four managed vessels on the water, and 12 newbuildings on order, 11 of which will enter the owned fleet and one of which will enter the chartered fleet on delivery. All the handysize vessels in operation, except one which has been long term leased out, are operated through our IHC Pool and it is expected that our newbuildings will expand this service as they deliver.

Our handymax fleet comprised two owned, four long term chartered vessels and one owned newbuilding on order. Except for two handymax which are on long term charters to COSCO, all other vessels are operated through our IHX Pool.

Short Term Charters
Neither our handysize nor our handymax fleet lists include short term (defined as less than 12 months) chartered in vessels. As at 28 February 2007, we had a total of four handysize vessels and 18 handymax vessels on short term charters in the IHC and IHX Pools, respectively.

Purchase Options
We hold options to purchase 27 out of our 34 chartered handysize vessels and newbuildings, and two out of our four chartered handymax vessels. These options hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters. See "Lease Commitments" in the Management Discussion and Analysis Section of this announcement.

Dividend

The Company's stated dividend policy is to distribute not less than 50% of available profits, with the potential to distribute more than this when the strength of the Group's results, business and prospects indicates that this is appropriate. In accordance with this policy, the Board has proposed a final dividend of HK 22.5 cents per share, which will be paid on 17 April 2007. The register of members will be closed from 2 to 4 April 2007 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 March 2007.

The decision by the Board to pay out 71.2% of the Group's profits for the year reflects the strength of the Group's balance sheet following another satisfactory year for the Group, and the positive outlook that prevails for the dry bulk market. The Group's strategy of booking forward contract cover for a significant portion of its revenues adds predictability to its future revenues and cashflows and, consequently, to the level of dividends which can be paid to shareholders. Following the payment of the 2006 final dividend, the Group will still have distributable reserves of over US$99.9 million.

Outlook and Prospects

Pacific Basin is well positioned to benefit in 2007 from the likely continued dry bulk market cyclical upswing which commenced halfway through last year. Fears for the global economy have been tempered by recent encouraging signs from the US consumer, and there has been no let up in China's import of commodities so far this year: indeed, China imported a monthly record high 37 million tonnes of iron ore in January[1], beating the previous record set in August 2006 by three million tonnes. Clarkson's one year handysize time charter rate now stands at US$17,600 net compared with US$10,230 net in January last year, while their three year time charter rate has risen from US$8,760 net in January 2006 to US$15,080 net today, reflecting strong confidence in the forward market[2].

China will continue to be the most significant driver of demand growth for both major and minor bulks, and there is still much headroom for Pacific Basin to increase its share of this vast, growing market. We see no reason for a significant slowdown in demand from China or the other fast emerging economies of Asia for the next few years. Historical data suggests that, if she follows the same path as Japan and Korea at comparable stages of their development, we can expect China's raw material needs to continue growing for many years to come.

As trade patterns continue to evolve with shifts in production and infrastructure capacity amongst the commodity exporting nations, the increase in distances travelled by vessels will continue to play a significant role in absorbing vessel supply. Global port congestion has also been on the rise, as a result of cargo volume growth outpacing port and rail infrastructure capacity improvements, with a positive effect on freight rates.

We expect the market to maintain the fine overall balance it held at the end of 2006, albeit taking on a more volatile character as result of increasing seasonal demand fluctuations and possible changes in port congestion. Compared to those for larger dry bulk vessels, handysize rates are likely to remain the least volatile due to the diverse range of cargoes carried. On the supply side, the handysize sector (25,000-35,000 deadweight) has the lowest order book of any dry bulk sector, and we can expect steady or lower deliveries combined with an increase in scrapping to mean modest fleet growth overall in the period 2007 to 2009. Present cover levels in our core handysize business give us good visibility over our earnings and dividends for 2007. At 58% cover on our handysize book for the year, we are also positioned to take advantage of a favourable spot market.

We now have a larger fleet than ever in a business where scale is a key to success, both in terms of serving our customers more efficiently and in terms of maximising our earnings premium to the market. We have US$251.7 million committed to new vessels for delivery in the period 2007 to 2009, with four handysize newbuildings scheduled to deliver this year. Our priority is to fulfil our contract of affreightment obligations to the highest standards, either with owned, long term chartered or short term chartered tonnage, and we have started 2007 with an encouraging book of forward cargo cover for our IHC and our IHX Pools. Whilst we continue to maintain a conservative approach to new vessel investments with vessel values at record highs, our strong balance sheet and cash position mean that we are ready to take advantage of vessel acquisition opportunities as soon as we consider the timing to be right.

In summary, with a healthy market outlook, high earnings visibility and a large fleet of young vessels at our disposal, we are optimistic that 2007 should prove to be another good year for Pacific Basin.

1 Source: SSY
2 Net of brokers' commissions, adjusted for benchmark vessel

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006

	Note	2006 US$'000	2005 US$'000
Turnover	3	**620,444**	433,704
Bunkers, port disbursements and amounts payable to other pool members	3	**(275,668)**	(169,021)
Time charter equivalent earnings	3	**344,776**	264,683
Direct costs		**(215,807)**	(114,752)
General and administrative expenses		**(12,291)**	(11,811)
Other operating income		**13,699**	735
Other operating expenses		**(18,930)**	–
Gain on disposal of property, plant and equipment		**23,787**	23,516
Operating profit		**135,234**	162,371
Finance costs		**(26,831)**	(17,940)
Share of profits less losses of jointly controlled entities		**3,024**	3,491
Profit before taxation	4	**111,427**	147,922
Taxation	5	**(1,135)**	(779)
Profit attributable to shareholders		**110,292**	147,143
Dividends	6	**78,562**	107,591
Basic earnings per share	7(a)	**US 8.33 cents**	US 11.58 cents
Diluted earnings per share	7(b)	**US 8.28 cents**	US 11.46 cents

CONSOLIDATED BALANCE SHEET
As at 31 December 2006

	Note	2006 US$'000	2005 US$'000
Non-current assets			
Property, plant and equipment		**741,014**	504,309
Land use rights		**427**	–
Goodwill		**25,256**	25,256
Interests in jointly controlled entities		**15,299**	8,138
Derivative assets		**11**	3,382
Trade and other receivables	8	**11,968**	13,333
Restricted bank deposits		**–**	1,200
		793,975	555,618
Current assets			
Available-for-sale financial assets		**–**	200
Inventories		**15,643**	9,138
Derivative assets		**1,481**	1,607
Trade and other receivables	8	**45,554**	25,043
Bank balances and cash			
– pledged/restricted		**–**	430
– unpledged		**63,242**	82,081
		125,920	118,499
Current liabilities			
Derivative liabilities		**11,209**	180
Trade and other payables	9	**69,894**	44,567
Current portion of long term borrowings		**23,881**	14,912
Taxation payable		**1,698**	1,851
		106,682	61,510
Net current assets		**19,238**	56,989
Total assets less current liabilities		**813,213**	612,607
Non-current liabilities			
Derivative liabilities		**1,636**	1,360
Long term borrowings		**326,584**	301,973
		328,220	303,333
Net assets		**484,993**	309,274
Equity			
Share capital		**155,785**	128,184
Retained profits		**145,048**	126,308
Other reserves		**184,160**	54,782
Total equity		**484,993**	309,274

Note:

1. **General information and basis of preparation**

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

2. **Adoption of new/revised HKFRS**

The accounting policies and methods of computation used in the preparation of these financial statements are consistent with those used in the 2005 annual financial statements except that the Group has changed certain of its accounting policies following its adoption of the new or revised standards and interpretations to the published standards which are relevant to its operations. The adoption of these new or revised standards and intepretations did not result in any substantial change to the Group's accounting policies.

3. **Turnover and segment information**

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Turnover recognised during the year is as follows:

	2006 *US$'000*	2005 *US$'000*
Turnover		
Freight and charter-hire	609,802	422,638
Ship management income	10,642	11,066
	620,444	433,704
Bunkers, port disbursements and other charges	(257,378)	(131,492)
Amounts payable to other pool members [1]	(18,290)	(37,529)
Time charter equivalent earnings	344,776	264,683

[1] Amounts payable to other pool members relate to freight and charter-hire, net of bunkers, port disbursements and other charges of US$14.4 million (2005: US$19.6 million) and were calculated based on the number of pool points attributable to the vessels participating in the pool owned by the other pool members.

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2006 *US$'000*	2005 *US$'000*
Bunkers consumed	91,396	48,894
Lubricating oil consumed	3,156	2,269
Depreciation		
– owned vessels	17,158	26,241
– leased vessels	15,063	2,460
– other owned property, plant and equipment	1,178	863

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated income statement represents:

	2006 *US$'000*	2005 *US$'000*
Current taxation		
Hong Kong profits tax	585	548
Overseas tax	309	231
Underprovision of prior year	241	–
	1,135	779

6. Dividends

	2006 US$'000	2005 US$'000
Interim dividend paid of HK 20 cents (equivalent to US 2.6 cents) per share (2005: HK 30 cents or US 3.9 cents per share)	**33,443**	49,482
Proposed final dividend of HK 22.5 cents (equivalent to US 2.9 cents) per share (2005: HK 35 cents or US 4.5 cents per share)	**45,119**	58,109
	78,562	107,591

The dividends paid in 2006 and 2005 were US$91,552,000 (HK 55 cents or US 7.1 cents per share) and US$75,472,000 (HK 46 cents or US 5.9 cents per share) respectively. A proposed final dividend in respect of the year ended 31 December 2006 of HK 22.5 cents (equivalent to US 2.9 cents) per share, amounting to a total dividend of US$45,119,000, was declared on 5 March 2007. These financial statements do not reflect this dividend payable.

7. Earnings per share

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the shares held by the trustee of the Company's Long Term Incentive Scheme ("LTIS").

	2006	2005
Profit attributable to shareholders (US Dollars in thousand)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Basic earnings per share	**US 8.33 cents**	US 11.58 cents
Equivalent to	**HK 64.69 cents**	HK 89.72 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	2006	2005
Profit attributable to shareholders (US Dollars in thousands)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Adjustments for share options (in thousands)	**7,999**	12,483
Weighted average number of ordinary shares for diluted earnings per share (in thousands)	**1,331,281**	1,283,427
Diluted earnings per share	**US 8.28 cents**	US 11.46 cents
Equivalent to	**HK 64.30 cents**	HK 88.79 cents

8. Trade and other receivables

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

	2006 US$'000	2005 US$'000
Less than 30 days	**18,682**	7,636
31 – 60 days	**2,361**	603
61 – 90 days	**369**	593
Over 90 days	**1,520**	858
	22,932	9,690

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge and after the finalisation of port disbursements and other voyage-related charges.

9. Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	2006 US$'000	2005 US$'000
Less than 30 days	**10,621**	1,437
31 – 60 days	**1,315**	248
61 – 90 days	**482**	326
Over 90 days	**1,243**	858
	13,661	2,869

MANAGEMENT DISCUSSION AND ANALYSIS

Turnover in 2006 was US$620.4 million (2005: US$433.7 million). Time charter equivalent earnings and shipping management income were US$344.8 million (2005: US$264.7 million). Net profit attributable to shareholders was US$110.3 million (2005: US$147.1 million). The reduction in net profit compared to 2005 was mainly due to a lower daily charter rate and increased daily vessel operating costs for the handysize vessels, partially offset by an increase in the number of vessels controlled in the fleet.

Income

The Group's owned and chartered fleet generated US$609.8 million (2005: US$422.6 million) or 98.3% (2005: 97.4%) of turnover and the remaining 1.7% was derived from commercial and technical management services for third party vessels and revenues from marine services businesses. Turnover is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and any change in the fair value of bunker swap and forward contracts. Voyage-related expenses related primarily to commissions, ships' bunkers, port-related costs and hire expenses of short term chartered vessels.

The table below shows the divisional performance over the year:

	2005	1H06	2H06	**2006**	Year on year % Change
Handysize					
Revenue days	14,260	7,570	8,850	**16,420**	+ 15%
Daily charter rates (US$)	17,100	14,400	16,290	**15,420**	- 10%
Daily vessel operating costs (US$)	7,870	8,540	9,160	**8,880**	+ 13%
Handymax					
Revenue days	720	1,680	3,370	**5,050**	+602%
Daily charter rates (US$)	8,460	14,150	17,420	**16,330**	+ 93%
Daily vessel operating costs (US$)	8,400	15,920	17,760	**17,150**	+104%

Direct Costs

Direct costs in 2006 were US$215.8 million (2005: US$114.8 million). This increase was mainly because vessel charter-hire expenses for vessels under operating lease increased to US$120.0 million (2005: US$29.5 million). This reflected the increase in the average number of vessels chartered under operating leases, predominantly from the handymax fleet, and the increase in the average daily charter rate of handysize vessels.

Depreciation expenses increased to US$32.2 million (2005: US$28.7 million) primarily due to the increase in the average number of owned vessels.

Vessel operating costs for owned and finance leased vessels increased to US$38.4 million (2005: US$31.9 million). This was due to the increase in the average number of vessels from 33 to 35 in the Group's owned fleet between 2005 and 2006, the increase in crew wages, and higher insurance premiums due to the higher value of the vessels.

Direct costs also include the cost of marine products sold, cost of marine services, and an overhead allocation of US$23.5 million (2005: US$20.7 million) representing shore-based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Revenue days and vessel days can be analysed as follows:

	2005	2006		**2006**
	Total	Owned	Chartered	**Total**
Handysize				
Vessel days	14,630	12,390	4,220	**16,610**
Drydocking	(200)	(180)	–	**(180)**
Off-hire	(170)	(10)	–	**(10)**
Revenue days	14,260	12,200	4,220	**16,420**
Handymax				
Vessel days	720	390	4,660	**5,050**
Drydocking	–	–	–	**–**
Off-hire	–	–	–	**–**
Revenue days	720	390	4,660	**5,050**

The off-hire for the total fleet of owned vessels represented 0.3 (2005: 5.4) days per vessel per year.

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$10.6 million (2005: Nil). In addition, finance lease and bank interest income amounted to US$3.1 million (2005: US$0.7 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$18.9 million (2005: US$0.2 million). Taking into account the movement in fair value of receipts of US$10.6 million as shown above, the net movements in the fair value of forward freight agreements was a charge of US$8.3 million (2005: US$0.2 million).

General and Administrative Expenses

The Group's total administrative expenses of US$35.8 million (2005: US$32.5 million) consisted of shore-based overhead costs of US$23.5 million (2005: US$20.7 million) included as part of direct expenses, and general and administrative expenses of US$12.3 million (2005: US$11.8 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet. General and administrative expenses included Directors, senior management, key staff and administrative staff costs of US$8.4 million (2005: US$8.0 million) and other administrative and office expenses of US$3.9 million (2005: US$3.8 million).

Total administrative expenses as a percentage of time charter equivalent earnings decreased from 12.3% to 10.4%, reflecting greater productivity per staff. In addition, the number of full time shore-based staff per owned, chartered and managed vessel decreased from 3.4 to 2.8. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities of US$3.0 million mainly represented the share of results of a jointly controlled vessel, the "Captain Corelli", and a jointly controlled business involved in the shipping of aggregates in the Middle East.

Financing

Finance costs of US$26.8 million (2005: US$17.9 million) included interest payments of US$3.8 million (2005: US$11.5 million) in relation to bank borrowings used to finance the Group's owned vessels and finance charges of US$21.2 million (2005: US$4.2 million) in relation to vessels under finance lease arrangements.

Interest payments on bank borrowings

The decrease in interest payments on bank borrowings in 2006 of US$7.7 million was due to the decrease in the average bank borrowings outstanding to US$62.2 million in 2006 (2005: US$266.1 million). The bank borrowings' interest cost amounted to approximately US$600 per day for the owned vessels in 2006 (2005: US$1,100 per day). Average interest rates before hedging on bank borrowings were approximately 6.0% in 2006 (2005: 4.3%).

Finance charges

Finance charges of US$21.2 million (2005: US$4.2 million) represented interest payments on finance lease liabilities used to finance the Group's finance leased vessels. During the second half of 2005, the Group sold and bareboat leased back 17 of its vessels for periods of 10 to 12 years. Finance lease accounting has been adopted for these transactions so the balance sheet shows the net carrying value of these vessels, and the current and long term liabilities in aggregate include finance lease liabilities of US$302.0 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the 6,200 finance lease vessel days amounted to approximately US$3,410 per day in 2006 (2005: US$3,620). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% in 2006 (2005: 6.7%).

Tax

Taxation amounted to US$1.1 million in 2006 (2005: US$0.8 million). Certain shipping income is not subject to taxation according to the tax regulation prevailing in the countries in which the Group operates.

Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment of US$23.8 million were recognised in 2006 (2005: US$23.5 million). The Group sold and leased back two of its vessels. Proceeds from the sale of US$39.9 million were used to repay bank borrowings on those vessels and to prepay other bank debts. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these transactions with the vessels being treated as sold, the gain or loss on disposal being recognised immediately, and subsequent charter hire payments being recognised as expenses.

Cashflow

US$ million	2005	2006
Net cash from operating activities	173.3	**148.2**
– Purchase of property, plant and equipment and land use rights	(121.2)	**(286.6)**
– Sale of property, plant and equipment	139.5	**39.9**
– Others	6.4	**5.6**
Net cash from/(used in) investing activities	24.7	**(241.1)**
– Proceeds from new share placement, net of share issuing expenses	–	**154.3**
– Net (repayment)/drawdown of borrowings	(372.9)	**33.6**
– Sale proceeds under finance leases	318.0	**–**
– Payment of interest and other finance charges	(17.0)	**(25.4)**
– Payment of dividends	(88.5)	**(91.6)**
– Others	2.9	**3.1**
Net cash (used in)/from financing activities	(157.5)	**74.0**
Cash at 31 December	82.1	**63.2**

At 31 December 2006, the Group had net working capital of US$43.1 million excluding finance lease liabilities and bank loans repayable within one year of US$16.1 million and US$7.8 million respectively. The primary sources of liquidity comprised bank balances and cash of US$63.2 million and unutilised committed and secured bank borrowing facilities of US$118.9 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap and forward contracts, forward freight agreements, and forward foreign exchange contracts respectively.

At 31 December 2006, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the year then ended was recognised directly in hedging reserve.

Hedge accounting has neither been adopted for bunker swap and forward contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the period of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Gains or losses arising from a change in the fair value of these contracts were recognised in the income statement under i) finance costs for interest rate swap contracts; ii) bunkers, port disbursements and other charges for bunker swap and forward contracts; and iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current period as part of the 2006 unrealised, non-cash charge of US$11.1 million whereas the cashflows of these contracts will occur in future reporting periods.

In 2006, the Group recognised net realised losses of US$2.6 million and net unrealised losses of US$11.1 million in respect of financial instruments in the income statement. This resulted in a total charge for the year of US$13.7 million. Included in this amount was a net loss of US$8.3 million in relation to forward freight agreements of which US$4.7 million was realised and US$3.6 million unrealised. These are further analysed as follows:

US$ million	2005	Realised	Unrealised	2006
Gains				
– Interest rate swap contracts	1.0	0.2	–	**0.2**
– Bunker swap and forward contracts	7.6	4.0	0.2	**4.2**
– Forward freight agreements	–	6.3	4.3	**10.6**
	8.6	10.5	4.5	**15.0**
Losses				
– Interest rate swap contracts	(1.0)	(0.1)	(1.4)	**(1.5)**
– Bunker swap and forward contracts	(0.4)	(2.0)	(6.3)	**(8.3)**
– Forward freight agreements	(0.2)	(11.0)	(7.9)	**(18.9)**
	(1.6)	(13.1)	(15.6)	**(28.7)**
Net				
– Interest rate swap contracts	–	0.1	(1.4)	**(1.3)**
– Bunker swap and forward contracts	7.2	2.0	(6.1)	**(4.1)**
– Forward freight agreements	(0.2)	(4.7)	(3.6)	**(8.3)**
	7.0	(2.6)	(11.1)	**(13.7)**

Indebtedness

The indebtedness of the Group comprised finance lease liabilities of US$302.0 million and bank borrowings of US$48.5 million, of which US$16.1 million and US$7.8 million respectively represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$302.0 million (2005: US$316.9 million) as a result of repayments during the year. Bank borrowings increased to US$48.5 million (2005: Nil). The increase was the result of re-drawn existing pre-paid bank facilities to finance the delivery and acquisition of vessels.

At 31 December 2006, all outstanding finance lease liabilities will expire between 2015 and 2017 and all outstanding secured bank borrowings will expire in 2014.

The Group's bank borrowings were secured by mortgages over 6 vessels with a total net book value of US$131.7 million and assignment of earnings and insurances in respect of the vessels.

The Group had unutilised committed bank borrowing facilities of US$118.9 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as borrowings and finance lease liabilities, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 38.1% (2005: 44.9%).

Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the IHC and IHX Pools. Charter in commitments under operating leases stood at US$285.1 million (31 December 2005: US$223.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase was mainly due to higher average daily rates of the vessels under operating leases and an average increase of three chartered vessels during the year. Of these commitments, US$206.2 million related to handysize vessels and US$78.9 million related to handymax vessels.

The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		PB Handysize Finance leases		PB Handymax Operating leases	
Year	Average daily rates (US$)	Total number of vessel days	Average daily rates (US$)	Total number of vessel days	Average daily rates (US$)	Total number of vessel days
2007	9,900	5,290	5,800	6,210	13,700	1,450
2008	9,600	5,120	5,800	6,220	10,100	880
2009	9,600	3,920	5,800	6,210	8,500	620
2010	8,900	2,680	5,800	6,210	8,500	10
2011	8,800	1,830	5,800	6,210	–	–
2012	8,800	1,340	5,800	6,220	–	–
2013	8,800	730	5,800	6,210	–	–
2014	8,400	370	5,800	6,210	–	–
2015	8,400	280	5,800	5,410	–	–
2016	–	–	5,900	1,830	–	–
2017	–	–	6,000	1,520	–	–
Total		21,560		58,460		2,960

Certain lease agreements provide the Group with the option to purchase the related vessel at a pre-determined time and exercise price during the lease period. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

		Number of vessels			
Earliest year in which options may be exercised	Vessel type	Finance lease	Operating lease	Average age of such vessels	Average option exercise price (US$ million)
2007	Handysize	17	2	5	18.0
2008	Handysize	–	4	6	21.1
2009	Handysize	–	3	3	22.1
	Handymax	–	1	5	17.7
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		17	12		

Capital Expenditure, Property, Plant and Equipment and Commitments

In 2006, capital expenditure, mainly comprised eight handysize, two handymax vessel acquisitions and instalments on 10 newbuildings, amounted to US$286.6 million. This included capitalised expenditure on drydocking of US$4.2 million.

At 31 December 2006, the Group had property, plant and equipment of US$741.0 million, of which US$683.5 million related to 39 delivered vessels with an average net book value of US$17.5 million per vessel and an average age of 6 years.

The Group had non-cancellable commitments of US$216.8 million for the construction of 11 handysize vessels. In addition, the Group, at the year end, was authorised to purchase and subsequently contracted for one handymax vessel with a value of US$34.9 million. These vessels are for delivery to the Group between February 2007 and September 2009.

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash and unutilised bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into contracts to purchase the currencies at predetermined rates.

Directors' Opinion on the Working Capital Available to the Group

The Directors are of the opinion that, taking into consideration the financial resources available to the Group, including internally generated funds and the available bank facilities, the Group has sufficient working capital to satisfy its present requirements.

Staff

At 31 December 2006, the Group employed a total of 260 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver and Melbourne. The largest office is in Hong Kong with 150 employees.

The Group incurred total staff costs of approximately US$25.5 million in 2006 (2005: US$23.4 million), representing 4.1% of the Group's turnover for the year (2005: 5.4%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% to 10% of the employees' relevant income, with the employees' mandatory contributions subject to a cap of 5% of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's LTIS allows the Company to award eligible participants with share options and restricted share awards.

Purchase, Sale or Redemption of Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

Compliance with the Code of Conduct Regarding Directors' Securities Transactions

The Board of Directors has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Compliance with the Code on Corporate Governance Practices

Throughout the year the Group has complied with all mandatory provisions of the Code on Corporate Governance Practices, as contained in Appendix 14 of the Listing Rules. Please refer to the Corporate Governance Report in the 2006 Annual Report.

Review of Audit Committee

The audit committee of the Company has reviewed this annual results announcement and the 2006 Annual Report of the Company for the year ended 31 December 2006.

Final Dividend and Book Closure

The Board of Directors has proposed final dividend for the year ended 31 December 2006 of HK 22.5 cents per share and, if such dividend is declared by the shareholders at the 2007 Annual General Meeting of the Company, it is expected to be paid on or about 17 April 2007 to those shareholders whose names appear on the Company's register of members on 4 April 2007.

The register of members of the Company will be closed from 2 April 2007 to 4 April 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

Annual Report and Disclosure of Information on Stock Exchange's Website

This announcement of annual results containing all the information required by paragraphs 45(1) to 45(8) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at www.hkex.com.hk and on the Company's website at www.pacbasin.com.

The Company's 2006 Annual Report will be posted to shareholders on 13 March 2007. An electronic copy of the 2006 Annual Report will also be available on the Company's website at www.pacbasin.com on 14 March 2007.

Directors

As at the date of this announcement, the executive Directors of the Company are Christopher Richard Buttery, Richard Maurice Hext, Klaus Nyborg, Paul Charles Over and Wang Chunlin, the non-executive Directors of the Company are Daniel Rochfort Bradshaw and Dr. Lee Kwok Yin, Simon, and the independent non-executive Directors of the Company are Robert Charles Nicholson, Patrick Blackwell Paul, The Earl of Cromer and David Muir Turnbull.

Please also refer to the published version of this announcement in South China Morning Post.

RECEIVED
2008 JUL 29 A 8:27

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
C2	April 11, 2007	Press Release – Acquisition of two handysize newbuildings

Pacific Basin Shipping Limited

Press Release

Pacific Basin Acquires Two More Handysize Newbuildings

Hong Kong, April 11, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; Stock code: 2343), one of the world's leading dry bulk shipping companies, today announced that it has acquired contracts for two additional handysize newbuilding vessels for a consideration of US$26,880,000 (approximately HK$209,664,000) per vessel, or US$53,760,000 (approximately HK$419,328,000) in aggregate.

The vessels will be built by Jiangmen Nanyang Ship Engineering Co., Ltd. in Guangdong Province, China, and are currently expected to be delivered in the third quarter of 2009.

Mr. Richard Hext, CEO of Pacific Basin, said, "We are constantly seeking opportunities to acquire additional handysize and handymax vessels to meet growing customer demand and to deliver sustainable growth and shareholder value. Pacific Basin considers this transaction to be attractive in terms of the prices achieved and the early delivery of the vessels, which compare favourably with the availability of similar newbuildings from shipyards elsewhere. The two vessels will increase our handysize revenue days by approximately 275 days in 2009 and 720 days from 2010 and will enhance earnings accordingly."

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Dubai, London, Vancouver, Melbourne and Fujairah.

Pacific Basin's fleet currently totals 105 vessels including a 'core' fleet of 81 vessels plus 24 vessels on short-term charters. The 'core' fleet comprises 59 handysize and 6 handymax vessels which are owned, long term chartered or managed, and 16 newbuildings on order, of which 14 are handysize and 2 are handymax, including the two vessels announced today.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li
Tel: +852 2894 6239
Mobile: +852 9652 9002
E-mail: gary.li@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
D2	May 21, 2007	Press Release – Sale of Three Vessels and Time Charter Back of Those Three Vessels

Pacific Basin Shipping Limited

Press Release

Pacific Basin Sells and Time-charters Back Three Vessels

Hong Kong, May 21, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; Stock code: 2343), one of the world's leading dry bulk shipping companies, today announced that it has entered into three separate Memorandums of Agreement ("MOAs") to sell three handysize vessels, namely "Port Pirie", "Ocean Falls" and "Hawk Inlet", for a consideration of US$24,000,000 (approximately HK$187,200,000) each. The total consideration for the vessels is US$72,000,000 (approximately HK$561,600,000). The total disposal gains as a result of the sale of the vessels are estimated to be about US$22,185,000 (approximately HK$173,043,000).

The Company will enter into charterparties to take all three vessels back into its chartered fleet at agreed rates for a fixed period of three years commencing immediately upon the respective delivery of the vessels. The Company currently expects that the three charterparties will be finalised and signed by June 2007.

Mr. Richard Hext, CEO of Pacific Basin, said "This sale will enable us to release three older vessels from our fleet. The simultaneous time charter back of the vessels will allow us to retain commercial control and hence the earnings of these vessels during their charters. These transactions are consistent with the Company's strategy of maintaining a modern handysize fleet. The sale will generate cash which is intended to be used for general working capital and for funding suitable investment projects. The dividend policy of the Board remains to pay out at least 50% of the Company's earnings each year, which includes the earnings derived from these disposal gains. The sale and time charter back of the vessels will not affect the number of our handysize revenue days during the charter periods of the vessels concerned."

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Dubai, London, Vancouver, Melbourne and Fujairah.

Pacific Basin's fleet totals 109 vessels including a 'core' fleet of 84 vessels plus 25 vessels on short-term charters. The 'core' fleet comprises 60 handysize and 9 handymax vessels which are owned, chartered or managed, and 15 newbuildings on order, of which 13 are handysize and 2 are handymax (The total includes the 3 sold and chartered-back vessels announced today).

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li
Tel: +852 2894 6239
Mobile: +852 9652 9002
E-mail: gary.li@hillandknowlton.com.hk

Charlotte Cheung
Tel: +852 2894 6207
Mobile: +852 9837 6679
E-mail: charlotte.cheung@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
F1	July 24, 2007	Press Release - Sale and time charter back of m.v. Matariki Forest & Crescent Harbour

Pacific Basin Shipping Limited

Press Release

Pacific Basin Sells And Charters Back Two Handysize Vessels

Hong Kong, July 24, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, has today agreed to sell two handysize vessels for a consideration of US$45 million apiece (approximately HK$351 million apiece).

The first vessel, named "Matariki Forest" (28,709 deadweight tonnes), was delivered from Kurushima shipyard in June 2007, and will be chartered back to Pacific Basin for 11-13 months at a net rate of US$24,250 upon delivery to the buyer in September 2007. The second vessel, to be named "Crescent Harbour" (32,000 deadweight tonnes), will be delivered from Kanda shipyard in December this year, and will be handed over to the buyer by end March, 2008, whereupon she will be chartered back to Pacific Basin for 11-13 months at a net rate of US$23,750. Both vessels are being sold to the same Japanese buyer.

These transactions represent record high prices for handysize vessels, and lock in disposal gains of approximately US$15.1 million (HK$118 million) for "Matariki Forest" and approximately US$18.0 million (HK$140 million) for "Crescent Harbour". Pacific Basin will be able to operate both vessels for three to four months prior delivery to the buyer. The charter-back rates are well below market, producing additional earnings potential for the Company. The current Baltic Handysize spot index is US$30,750 net.

Mr. Richard Hext, CEO of Pacific Basin said, "We look forward to working with the buyers of these two vessels for the duration of their charters back into our IHC pool. These transactions have set new highs for handysize ship values and will lock in substantial cash value for our shareholders whilst retaining each vessel's earnings power for at least another year following delivery to the buyer."

Pacific Basin's fleet currently numbers 116 vessels including a 'core' fleet of 83 vessels plus 33 vessels on short-term charter. The 'core' fleet comprises 58 handysize and 10 handymax vessels which are owned or chartered, and 15 newbuildings on order, of which 13 are handysize and 2 are handymax.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li
Tel: +852 2894 6239
Mobile: +852 9652 9002
E-mail: gary.li@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
F2	July 24, 2007	Press Release – Signing of a joint venture agreement between APMIG & the Nanjing Port Group to co-invest in a newly constructed general cargo terminal in Nanjing

RECEIVED

Pacific Basin Shipping Limited

2007 JUL 30 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Pacific Basin enters into Joint Venture with Nanjing Port Group to own and operate new general cargo terminal

Hong Kong, July 24, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343) announces that on 18 July 2007, Pacific Basin's subsidiary "Asia Pacific Maritime & Infrastructure Group" ("APMIG") entered into a joint venture agreement with state-owned Nanjing Port Group ("NJP") that will see Pacific Basin take a 45% interest in Nanjing Longtan Tianyu Terminal Company Limited ("Longtan Tianyu"). The officially approved total project investment requirement is RMB 564m (approximately US$74 million), and Pacific Basin's equity investment in the project will amount to approximately US$16 million.

The Longtan Tianyu terminal is a newly constructed general cargo terminal, which is part of the larger Longtan port and logistics base development on the eastern outskirts of Nanjing. It is scheduled to be operational in August 2007.

Mr. Richard Hext, CEO of Pacific Basin, said, "We have taken great care in seeking out attractive opportunities to extend the range of services we provide to our customers, and are delighted to be joining forces with such a reputable and experienced partner as the Nanjing Port Group for our first maritime infrastructure project in China .The Longtan Tianyu terminal is also a great opportunity for us because of Nanjing's position at the highest point on the Yangtze River that is accessible to handysize tonnage, and because of the terminal's intended focus on steel products, scrap and other general cargoes with which we have much experience. This is a port operation to which we believe we can add significant value, which fits well with our core business, and which is expected to generate healthy long term returns on our investment."

Mr. Wang Chun Lin, Executive Director of Pacific Basin, and General Manager of APMIG, said, "This is a strategically valuable project that gives Pacific Basin a foothold in the China ports business and affords us a broader role in the dry cargo supply chain in an area where our ships trade on a regular basis. This extension of our ocean transportation business to shore-side activities is a significant step amongst general cargo and bulk carrier companies. Owing to its favourable location, the Longtan Tianyu terminal is expected to benefit from increasing throughput in the Nanjing region of general cargoes being transported to and from China's rapidly developing central and western regions and the vast Yangtze River Valley. With this joint venture agreement now signed and a number of other opportunities being developed around China, we expect to conclude further maritime-related infrastructure projects in China in the next twelve to eighteen months."

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC")

(www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li	Ellen Chan
Tel: +852 2894 6239	Tel: +852 2894 6213
Mobile: +852 9652 9002	Mobile: +852 6370 4060
E-mail: gary.li@hillandknowlton.com.hk	E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G2	August 7, 2007	Press Release – 2007 Interim Results

Pacific Basin Shipping Limited

Press Release

Pacific Basin Shipping Limited Announces Results for First Half 2007

Hong Kong, August 7, 2007 – Pacific Basin Shipping Limited ("Pacific Basin" or the "Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, today announced the unaudited condensed consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2007.

Highlights

	Six Months Ended 30 June	
US$ million	**2007**	2006
Turnover	**455.4**	239.4
Time Charter Equivalent Earnings	**269.2**	140.4
Profit Attributable to Shareholders	**162.9**	36.4
Basic Earnings per Share (US cents)	**10.4**	2.8

- Group profits for the period were US$162.9 million (2006: US$36.4 million) as a result of increased revenue days and strong dry bulk market conditions, including disposal gains of US$50.2 million (2006: Nil). Basic earnings per share were HK 81.39 cents (2006: HK 21.95 cents)

- Interim dividend of HK 45.0 cents per share, representing a payout ratio of 55% (2006: 92%)

- Handysize revenue days increased by 27% to 9,590 (2006: 7,570) in the first half of 2007 due to an expanded owned and long term chartered fleet. The handysize daily rate increased by 37% to US$19,750 (2006: US$14,400)

- Core fleet now totals 83 ships (1 January 2007: 72), of which 33 are owned and 50 are chartered. This total includes 58 handysize and 10 handymax ships afloat, and 13 handysize and 2 handymax newbuildings. In addition, 30 ships are currently short term chartered in

- Contract cover is in place for 83% of current 20,040 handysize revenue days in 2007 at an expected yield of about US$20,000 per day upon execution of voyages. For 2008, cover for 28% of 21,920 handysize revenue days is expected to yield about US$18,710 per day. Baltic Handysize spot index on 2 August 2007 stood at US$32,441 per day net

- Active development of business model into complementary areas. Particular China focus including co-investments with Nanjing Port Group and with the shipping arm of China's largest power company

- Positive dry bulk market outlook for the rest of 2007 based on continued global industrial growth, supply chain infrastructure bottlenecks and lower net fleet growth

Commentary

Increasing demand for handysize and handymax dry bulk ships fuelled by strong global industrial growth, and a supply squeeze aggravated by infrastructure failings have pushed freight rates to all time highs and helped Pacific Basin achieve a net profit of US$162.9 million with basic earnings per share of US 10.4 cents.

The Board declared an interim dividend of HK 45.0 cents per share, representing a payout ratio of 55%.

The first half of 2007 was a record breaking period for the dry bulk market. This period saw the highest ever Baltic Dry Index ("BDI") January-June average of 5309 points, 19% above the previous first half high in 2004. As of 2 August, the BDI stood at 7000 points, another all time high. The large number of newbuilding deliveries has been absorbed by the ongoing commodity boom, catalysed by economic growth in China and other industrialising Asian economies. There now exists the largest ever pool of old bulk carriers eligible for demolition, especially in the handysize sector, thanks to an extended period of high rates which has kept vessels in service beyond their long term historic average scrapping age of around 28 years. Second hand and newbuilding ships have been bought and sold at prices never seen before, reflecting shipowners' confidence in a strong forward market. These trends have continued into July and early August.

Pacific Basin has taken advantage of very buoyant asset prices by selling seven older vessels, six with charter backs, all in private "off-market" transactions. In addition, in June, the Company sold "Matariki Forest", a newly delivered handysize, for US$45 million with delivery to buyers in September 2007. This price set a new all time high for handysize bulk carriers and was soon followed by the sale of "Crescent Harbour" a newbuilding resale for delivery at the end of 2007, for US$45 million. At the same time, Pacific Basin has expanded its delivered handysize fleet through one second hand purchase, two long term charters and the delivery of three newbuildings. The delivered handymax fleet has been expanded by four new long term charters. Also during the period, four newbuildings were ordered, of which three are handysize and one is handymax.

Pacific Basin continues to develop its business beyond the provision of port to port shipping. On 18 July 2007, it signed an agreement with the Nanjing Port Group to co-invest in and jointly operate a three berth port facility at the highest navigable point for oceangoing vessels on the Yangtze River. The Company expects this facility for handysize and handymax vessels to become operational in August 2007. This is an important development for the Company and it intends to develop further bulk port sites in China that are complementary with its main business. On another front in China, the Company has recently agreed to incorporate a joint venture with the shipping arm of China's largest power producer to procure long term tonnage for China's international coal trade and this joint venture is already actively acquiring new tonnage. The Company's joint venture in the aggregate trades out of Fujairah has also continued to develop and now has a small fleet of tugs and barges to complement its handysize and handymax services.

During March 2007, the Board approved the investment of up to US$50 million in a limited number of publicly traded shipping equities, to take advantage of the Company's access to shipping market information through its network of offices and relationships within the industry. The largest single investment to date has been in Thoresen Thai Agencies, a dry bulk owner and operator based in Bangkok, in which Pacific Basin now holds a 5.06% stake.

Sentiment in the dry bulk markets has seen a marked improvement since the end of 2006, with seemingly healthy economic conditions in both developed and emerging economies. Nevertheless, recognising the volatile nature of the shipping market, Pacific Basin will continue to set a prudent balance in locking in forward earnings cover for its fleet.

Mr. Richard Hext, CEO, said, "We expect demand for dry bulk tonnage to continue growing strongly over the next few years, with a positive effect on Pacific Basin. Our business model, executed by a talented staff, is well tested but continually evolving to meet the changing needs of our customers, including the world's largest commodities companies. Our efforts to broaden our range of services are now beginning to show encouraging results, helping to strengthen Pacific Basin for the benefit of our shareholders."

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Gary Li
Tel :+ 852 2894 6239
Mobile: +852 9652 9002
Email: gary.li@hillandknowlton.com.hk

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Unaudited Condensed Consolidated Income Statement
For the six months ended 30 June

	2007 US$'000	2006 US$'000
Turnover	**455,361**	239,440
Bunkers, port disbursements, other charges and amounts payable to other pool members	**(186,132)**	(99,043)
Time charter equivalent earnings	**269,229**	140,397
Direct costs	**(135,579)**	(84,874)
General and administrative expenses	**(6,369)**	(6,241)
Other operating income	**27,337**	6,518
Other operating expenses	**(35,336)**	(8,757)
Gain on disposal of property, plant and equipment	**50,247**	-
Operating profit	**169,529**	47,043
Finance costs	**(10,244)**	(11,625)
Share of profits less losses of jointly controlled entities	**3,552**	1,463
Profit before taxation	**162,837**	36,881
Taxation	**97**	(496)
Profit attributable to shareholders	**162,934**	36,385
Dividends	**90,334**	33,443
Basic earnings per share	**US 10.43 cents**	US 2.83 cents
Diluted earnings per share	**US 10.36 cents**	US 2.81 cents

Unaudited Condensed Consolidated Balance Sheet

	30 June 2007 US$'000	31 December 2006 US$'000
Non-current assets		
Property, plant and equipment	**763,548**	741,014
Land use rights	**423**	427
Goodwill	**25,256**	25,256
Interests in jointly controlled entities	**20,143**	15,299
Derivative assets	**731**	11
Trade and other receivables	**11,303**	11,968
	821,404	793,975
Current assets		
Inventories	**19,144**	15,643
Derivative assets	**15,757**	1,481
Financial assets at fair value through profit or loss	**45,658**	-
Trade and other receivables	**51,021**	45,554
Bank balances and cash	**83,251**	63,242
	214,831	125,920
Current liabilities		
Derivative liabilities	**34,853**	11,209
Trade and other payables	**77,554**	69,894
Current portion of long term borrowings	**38,790**	23,881
Taxation payable	**1,357**	1,698
	152,554	106,682
Net current assets	**62,277**	19,238
Total assets less current liabilities	**883,681**	813,213
Non-current liabilities		
Derivative liabilities	**3,375**	1,636
Long term borrowings	**280,776**	326,584
	284,151	328,220
Net assets	**599,530**	484,993
Equity		
Share capital	**156,908**	155,785
Retained profits	**263,018**	145,048
Other reserves	**179,604**	184,160
Total equity	**599,530**	484,993

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
G5	August 14, 2007	Press Release – Sale and Charter Back Two Handysize Vessels

Pacific Basin Shipping Limited

Press Release

Pacific Basin Sells and Charters Back Two Handysize Vessels

Hong Kong, August 14, 2007 – Pacific Basin Shipping Limited ("Pacific Basin" or the "Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, has agreed to sell two handysize ships, namely "Castle Peak" and "Lake Joy" for US$31,600,000 and US$30,400,000 respectively. The total consideration amounts to US$62,000,000.

At the same time, the Company has agreed to time charter "Castle Peak" and "Lake Joy" back for three years. The charters will commence immediately after delivery of the ships to buyers, expected to be within October 2007.

"Castle Peak" is a 1997 built handysize dry bulk carrier of 28,545dwt, while "Lake Joy" is a 1996 built handysize dry bulk carrier of 28,251dwt. Sale of these two vessels will result in disposal gains of approximately US$12,085,000 and US$13,637,000 respectively, or US$25,722,000 in total. These gains are expected to accrue to the Company in the financial year ending 31 December 2007. The simultaneous time charter back of the vessels will allow the Company to retain commercial control and the earnings of the vessels during their charters.

The proceeds from the sale of the two vessels will be used for general working capital and for funding investment projects that the Company may enter into when suitable opportunities arise.

Mr. Richard Hext, CEO of Pacific Basin said, "The sales and charter-back of these two vessels help generate cash for our Company, whilst maintaining a stable number of revenue days over the next three years. Our dividend policy remains to pay out at least 50% of the Company's earnings each year, which will include earnings derived from the disposal gains of these two vessels."

Following the completion and delivery of the above-mentioned two vessels, as well as "Port Pirie" and "Matariki Forest" pursuant to the sale and time charter back transactions announced on 21 May 2007 and 24 July 2007 respectively, Pacific Basin's core fleet will comprise 83 handysize and handymax ships including 69 in operation and 14 newbuildings on order.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC") (www.handybulkpool.com). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX") (www.handymaxpool.com).

The company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
H3	September 17, 2007	Press Release - Acquisition of a vessel

Pacific Basin Shipping Limited

Press Release

Pacific Basin Acquires a Newbuilding Post Panamax Bulk Carrier

Hong Kong, September 17, 2007 – Pacific Basin Shipping Limited ("Pacific Basin" or the "Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, today announced that it has acquired a post panamax newbuilding vessel of approximately 115,000 dwt for a cash consideration of US$54,680,000.

The newbuilding vessel will be constructed and equipped in China by Shanghai Jiangnan Changxing Heavy Industry Company Limited and is expected to be delivered in the third quarter of 2011.

Mr. Richard Hext, CEO of Pacific Basin, said "The demand for imported coal and other bulk commodities is growing very strongly in China. The acquisition of this post panamax newbuilding bulk carrier will enable Pacific Basin to better meet its customers' requirements. With many shipyards fully booked, second hand and newbuilding bulk vessels are being bought and sold at record high prices: this opportunity allows us to acquire a vessel from a first class yard at an attractive price."

Further to this acquisition, and as mentioned in Pacific Basin's 2007 interim results announcement, the Company has long term chartered-in a 95,000dwt bulk carrier newbuilding due for delivery in the first half of 2011 through its 50/50 joint venture, Pacific Time Shipping. In addition, the Company has a 50% interest in another 115,000dwt newbuilding bulk carrier due for delivery in first half 2011 also through Pacific Time Shipping.

Pacific Basin's handysize and handymax core fleet shall consist of 88 ships including 15 newbuildings on order.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Sharis Siu	Charlotte Cheung
Tel: +852 2894 6322	Tel: +852 2894 6207
Mobile: +852 9316 8576	Mobile: +852 9837 6679
E-mail: sharis.siu@hillandknowlton.com.hk	E-mail: charlotte.cheung@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
I1	October 3, 2007	Press Release – Sale and time charter back of m.v Mount Cook & m.v. Amazonia

Pacific Basin Shipping Limited

Press Release

Pacific Basin Sells and Charters Back Two Handysize Vessels

Hong Kong, October 3, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, announced today that it has agreed to sell two handysize ships, namely "Mount Cook" and "Amazonia" for US$32,000,000 and US$30,000,000 respectively. These two ships will be chartered back into the Company's fleet for two years from delivery to buyers.

"Mount Cook" is a 1996 built handysize dry bulk carrier of 27,940dwt, while "Amazonia" is a 1994 built handysize dry bulk carrier of 28,475dwt. The sale of the two vessels will result in disposal gains estimated to be US$22,270,000 and US$18,738,000 respectively, or US$41,008,000 in total. These disposal gains are expected to accrue to the consolidated income statement of the Company in the financial year ending 31 December 2007.

The sale of these two ships will enable the Company to release two of the oldest vessels from its owned fleet and to generate cash which is intended to be used for general working capital and for funding any investment projects that the Company may enter into in future. The simultaneous time charter of the vessels back into the Company's chartered fleet will allow the Company to retain commercial control and hence the earnings over the vessels during their charters.

Mr. Richard Hext, CEO of Pacific Basin said, "Sale and charter back of our older vessels helps us to maintain a young core fleet. We can also take advantage of the current high market price of vessels to lock in substantial cash value for our shareholders whilst retaining the vessels' earnings power for the two year charter period."

Pacific Basin's handysize and handymax core fleet shall consist of 90 ships including 14 newbuildings on order. The Company also has 3 post-panamax newbuildings on order, for two of which it has a 50% interest.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specializes in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating offices in London, Tokyo, Melbourne, Shanghai, Dalian, Beijing, Vancouver, Auckland, Dubai, Fujairah, Seoul and Singapore.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J6	November 29, 2007	Press Release – Pacific Basin included in MSCI Hong Kong Index

Pacific Basin Shipping Limited

Press Release

Pacific Basin Included in MSCI Hong Kong Index

Hong Kong, November 29, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, is pleased to announce that the Company has been added to the Morgan Stanley Capital International ("MSCI") Hong Kong Index, effective as of the market close on November 30, 2007.

Commenting on the inclusion to the MSCI World Index, Mr. Richard Hext, CEO of Pacific Basin, said, "We are very pleased to be included in the MSCI index. This helps us enhance our profile in the international capital markets. Our focus is to deliver quality service to our customers and to maximise returns for our shareholders."

MSCI is a leading provider of global equity indices and benchmark related products and services to investors worldwide. Inclusion of Pacific Basin in the MSCI Hong Kong Index was announced in MSCI's latest semi-annual index review. The addition will automatically lead to the inclusion of Pacific Basin in the MSCI World Index.

The list of changes in constituents for the MSCI Hong Kong Index Series and the index methodology have been posted on MSCI's website at http://www.mscibarra.com.

####

<u>About Pacific Basin</u>

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:
Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
J7	November 29, 2007	Press Release – Pacific Basin cooperates with Anglo Ports to own and operate harbour towage business

Pacific Basin Shipping Limited

Press Release

Pacific Basin Cooperates with Anglo Ports to Own and Operate Harbour Towage Business

Hong Kong, November 29, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, is pleased to announce that the Company will take an approximately 90% interest in Australian Maritime Services (AMS) alongside Anglo Ports Pty. Ltd (Anglo Ports), which will own approximately 10% of AMS.

AMS specialises in the provision of high quality harbour towage services to Australian and international customers. Its major business areas include Sydney, Melbourne and Brisbane.

Mr. Richard Hext, CEO of Pacific Basin, said, "We are delighted to acquire a majority interest in Australian Maritime Services, a company which plays a vital role in the maritime supply chain in Australia, where about 20% of our cargoes are loaded and discharged. This acquisition will complement both our core dry bulk business, with some of our customers also moving cargoes using tugs and barges, and our new ports business."

AMS now operates 6 tugs, and the transfer of ownership will take place immediately.

This investment does not constitute a discloseable transaction of the Company under the Listing Rules of The Stock Exchange of Hong Kong Limited.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, iron ore, grains, fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:
Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K2	December 4, 2007	Press Release – Board Changes

Pacific Basin Shipping Limited

Press Release

Pacific Basin to appoint Mr. Alasdair Morrison as independent non-executive director and Mr. Christopher Buttery to assume the position of deputy chairman and continue as executive director of the board

Hong Kong, December 4, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, announce the appointment of Mr. Alasdair Morrison as an independent non-executive director of the Company for a period of three years. The Earl of Cromer will stand down from the position of independent non-executive director of the Company. The above board changes will become effective from 1 January 2008.

Mr. Morrison, aged 59, obtained a Bachelor of Arts (subsequently Master of Arts) from Cambridge University in 1971. He also attended the Program for Management Development at Harvard Business School in 1983. Mr. Morrison was a managing director of Morgan Stanley Dean Witter Asia Limited and a member of the investment bank's global management committee. He was chairman of Morgan Stanley Asia from 2000 to 2007, and concurrently the chairman and chief executive officer of Morgan Stanley Asia from 2002 to 2006.

Mr. David Turnbull, currently an independent non-executive director of the Company, shall in addition to his role as an independent non-executive director of the Company assume the position of chairman of the Company with effect from 1 January 2008 as stated in a previous announcement dated 7 August 2007.

Mr. Christopher Buttery, chairman of the Company, will stand down as Chairman and assume the position of deputy chairman of the Company with effect from 1 January 2008. Mr. Buttery shall continue to be an executive director of the Company, instead of assuming the position of non-executive director as stated in a previous announcement dated 7 August 2007.

<u>About Pacific Basin</u>

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, grains and fertilizers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and operating

offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:

Hill & Knowlton Asia Ltd

Sharis Siu	Ellen Chan
Tel: +852 2894 6322	Tel: +852 2894 6213
Mobile: +852 9316 8576	Mobile: +852 6370 4060
E-mail: sharis.siu@hillandknowlton.com.hk	E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
K3	December 5, 2007	Press Release – Proposes Issue of Guaranteed Convertible Bonds Due 2013

Pacific Basin Shipping Limited

Press Release

Pacific Basin Proposes Issue of Guaranteed Convertible Bonds Due 2013

Hong Kong, December 5, 2007 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, announced that on 3 December 2007 it entered into an agreement to issue convertible bonds to raise approximately US$390,000,000 to fund its existing capital commitments and finance possible acquisitions.

Mr. Richard Hext, CEO of Pacific Basin said, "The dry bulk shipping market continues to be very strong with, consequently, a favourable reception from the investor community to the convertible bond issue which we announced on Monday. Today we have been able to increase the size of the convertible bond from US$350 million to a total of US$390 million, on the basis of a bond coupon of 3.3% and restricted conversion terms. Currently, these terms give bondholders the right to convert to equity at HK$19.28 per share but, for most of the next three years, conversion can only be effected once the daily closing price of our shares has exceeded HK$23.14 for five consecutive trading days. The proceeds of the bond will fund our existing committed capital expenditure and further development of our Company."

For further details on the convertible bond's terms and conditions please visit the Company's website: www.pacbasin.com where the full text of the announcement appears.

Goldman Sachs (Asia) L.L.C. is the Lead Manager of the bonds issue.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specialises in shipping a broad range of dry bulk commodities which include forestry products, cement, minerals, iron ore, grains, fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and offices in Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:

Pacific Basin Shipping Limited
Emily Lau
Tel: +852 2233 7054
Mobile: +852 9843 6557
E-mail: elau@pacbasin.com

Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
M1	February 13, 2008	Press Release – Acquisition of Vessels to be Constructed

Pacific Basin Shipping Limited

Press Release

Pacific Basin acquires 4 roll on roll off cargo vessels

Hong Kong, February 13, 2008 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, announced today that it has agreed to take over resale contracts for two roll on roll off cargo vessels to be built at A.P. Moller - Maersk's Odense shipyard and has contracted for two more such vessels direct from the yard. The resales are from substantial owners of similar tonnage with whom productive future cooperation is envisaged.

These vessels are of similar dimensions to handymax drybulk carriers but with higher specifications including a faster service speed and loading/discharge ramps for the carriage mainly of cargoes on trailers.

These purchases will enable the Company to establish a foothold in a shipping sector characterised by good demand prospects, an ageing fleet with 44% of vessels aged 25 years or over, a small orderbook comprising only 17% of the existing fleet and a requirement for premium service levels - all features that attracted Pacific Basin to the handysize bulker business.

Tonnage of this type is predominantly in service in Asia Minor (Turkey) and Europe but Pacific Basin sees excellent, longer term prospects for these vessels in the Far East and South East Asia, their specifications being suited to the long coastlines of China, Vietnam and other fast-growing nations of the region. One of the resales purchased has already been fixed for three years (plus an optional two year period) to an established operator.

The four vessels are scheduled for delivery between 2009 and 2011. The total consideration of approximately US$375 million is expected to be financed using approximately US$100 million from existing cash reserves and the balance from debt.

Pacific Basin will continue to grow its position as one of the world's largest operators of modern handysize drybulk tonnage. The Company has a fleet of 108 bulkers on the water of which 36 are owned (or on finance lease), 45 are on long term charter (including 11 with purchase options) and 27 are on short term charter. In addition the Company has newbuilding contracts for 15 bulk carriers, of which 6 deliver in 2008, 6 deliver in 2009 and 3 deliver in 2011.

####

About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading commercial dry bulk shipping companies with an owned, chartered and managed fleet under the name of Pacific Basin (www.pacbasin.com) and International Handybulk Carriers ("IHC"). It commenced its handymax activity in December 2005 under the name of International Handymax Carriers ("IHX").

The Company specializes in providing high service shipping services for a broad range of dry bulk commodities which include forestry products, cement, minerals, iron ore, grains, fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and offices in Shanghai, Beijing, Nanjing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:
The Company

Klaus Nyborg
Tel : +852 2233 7003
Mobile : +852 6013 0075
E-mail : knyborg@pacbasin.com

Emily Lau
Tel : +852 2233 7054
Mobile : +852 9843 6557
E-mail : elau@pacbasin.com

Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N1	March 3, 2008	Press Release – 2007 Annual Results

Pacific Basin Shipping Limited

Press Release

Pacific Basin Shipping Limited Announces 2007 Annual Results

***

Record Results and Highest Dividend Since Listing

Hong Kong, 3 March, 2008 – Pacific Basin Shipping Limited ("Pacific Basin" or the "Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, today announced the results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

Highlights

US$ million	Year Ended 31 December 2007	2006
Revenue	**1,177.3**	620.4
Time Charter Equivalent Earnings	**700.5**	344.8
Profit Attributable to Shareholders	**472.1**	110.3
Basic Earnings per Share (US cents)	**30.1**	8.3
Basic Earnings per Share (HK cents)	**234**	65

- Group profits for the year rose by 328% to US$472.1 million (2006: US$110.3 million) as a result of increased revenue days and strong dry bulk market conditions, and which include disposal gains of US$137.4 million (2006: US$23.8 million). Basic earnings per share were HK$2.34 (2006: HK64.69 cents)
- Highest ever full year dividend of HK$1.20 per share, up 182% on 2006 (HK42.5 cents), including a proposed final dividend of HK75 cents
- Cash position of US$649.5 million and net debt to equity ratio of 1.2%
- Handysize revenue days increased by 22% to 20,100 (2006: 16,420) due to expanded owned and long term chartered fleet. Handysize daily rate increased by 50% to US$23,200 (2006: US$15,420). Growth in handysize revenue days expected to be 16% in 2008, based on commitments to date
- Contract cover is in place for 57% of current 23,310 handysize revenue days in 2008 at an expected yield of about US$27,360 per day. 25% of 2009 handysize revenue days are covered
- Core dry bulk fleet, including newbuildings, now totals 95 ships (February 2007: 77), of which 33 are owned or on finance lease and 62 are chartered (including 12 with purchase options)
- Continued development of businesses in related areas, including bulk ports, towage, and roll on roll off vessels
- Positive dry bulk market outlook for 2008 despite risk of US recession, based on continued industrial growth of developing countries, altered trading patterns and modest net fleet growth

Commentary

The Baltic Dry Index ("BDI") rose to record highs in 2007 due mainly to relentless growth in demand for raw materials from China and other large developing nations, a relatively small increase in new ship deliveries, port congestion and widespread inland transport and infrastructure failures. Pacific Basin benefited from the resultant favourable market conditions and delivered its best results since listing in 2004. Revenue of the Group increased by 90% to US$1.18 billion, with Group profits up by 328% to US$472 million and basic earnings per share by 262% to HK$ 2.34.

The Board has recommended a final dividend of HK 75 cents per share, bringing the total for 2007 to HK$1.20 per share (2006: HK 42.5 cents), which represents a 52% payout ratio.

The dry bulk market soared in 2007. The BDI averaged 7070 points against an average of 2100 points during the previous ten years. The dry bulk market strength reflected ship supply growth of 6.5% in a year when the effective demand for shipments of raw materials, driven by the rapid industrialisation of China, India and other developing economies, grew by an estimated 13%[1]. Pacific Basin's results benefited from the rising market in respect of the 42% of its total revenue days which were unfixed at the beginning of the year.

The Group's handysize activities under the "Pacific Basin-IHC" brand continued to grow in 2007, expanding the core fleet of owned and long term chartered tonnage with a revenue day growth of 22% to 20,100 days. Pacific Basin-IHC achieved a contribution of US$260.5 million in 2007 on net earnings of US$23,200 per day over 20,100 handysize revenue days in 2007. Revenue days are anticipated to grow by a further 16% to 23,310 days in 2008, based on current commitments.

The Group's handymax business – "Pacific Basin-IHX" – expanded aggressively during 2007, building customer relationships, its book of cargo contracts, and its controlled tonnage, achieving a contribution of US$34.0 million in 2007 (2006: loss of US$4.1 million) on net earnings of US$30,040 per day over 4,870 handymax revenue days.

In 2007 the Group sold thirteen handysize vessels, generating disposal gains of US$137.4 million. Twelve of these vessels were chartered back allowing the Group to maintain fleet scale and to continue enjoying the rising freight market. The core bulk fleet now comprises 95 vessels including 15 newbuildings on order, of which 3 are post panamax vessels targeted at China's international coal trades. Including an additional 25 short term charter ships, our total controlled dry bulk fleet numbers 120.

Leveraging its experience in the dry bulk market, Pacific Basin has made a number of important investments in related maritime areas. The Group has been careful to select projects where there is potential for significant scale and future contribution to its results.

In January 2008, Asia Pacific Maritime & Infrastructure Group ("APMIG"), a wholly owned subsidiary of Pacific Basin, injected capital of US$17 million into its Nanjing Longtan Tianyu Terminal joint venture company. The terminal's business license was issued in February 2008, after which commercial activities were formally allowed to commence. In November 2007, Pacific Basin announced the acquisition

[1] Source: R.S. Platou

of Australian Maritime Services ("AMS"), a harbour towage business which owns and operates seven modern tugs based in Brisbane, Port Botany (Sydney) Melbourne and Western Australia. The Company has already ordered an additional six tugs and is seeking to grow its fleet further.

In the post balance sheet period, Pacific Basin agreed to take over resale contracts for two roll on roll off vessels ("RoRo") to be built at A.P. Moller - Maersk's Odense Steel Shipyard and contracted for two more such vessels direct from the same yard. The total consideration for all four vessels, which deliver between 2009 and 2011, is approximately US$375 million. This will allow the Group to capture opportunities arising from "short-sea" and coastal trades, for which demand is projected to grow in Asia Minor, Europe, and, eventually, East Asia over the coming years.

Since March 2007, the Group has taken a limited number of long positions in listed shipping equities, following a Board mandate to invest up to US$50 million in this activity. The Group reduced its positions significantly during the fourth quarter of 2007, and closed out all remaining investments in January 2008, booking an absolute return of 113% (US$25.2 million) on average funds invested of US$22.3 million since inception.

The Group believes 2008 will be another good year for the dry bulk market. Industrial production growth in the developing Asian nations powered ahead in 2007 and most forecasters anticipate continued robust growth. Despite uncertainties permeating the financial markets and the BDI retreat since November, current freight rates are still very healthy by any historical standards, exceeding the 2007 full year average. Pacific Basin's recent investments in ports, port services and in the RoRo business will also lessen any adverse impact on earnings from a weaker dry bulk market.

Mr. Richard Hext, CEO of Pacific Basin, said, "We look forward with confidence. We have a strong balance sheet and a talented team working for the Company. Our core bulk shipping activity is currently enjoying robust market conditions. We anticipate a growing contribution from our new businesses."

####

About Pacific Basin

Pacific Basin Shipping Limited (www.pacbasin.com) is one of the world's leading commercial dry bulk shipping companies.

The Company specialises in providing high quality shipping services to its customers through a global network of offices. Pacific Basin is headquartered in Hong Kong and has offices in Shanghai, Beijing, Nanjing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

-End-

For further information, please contact:
Hill & Knowlton Asia Ltd

Sharis Siu
Tel: +852 2894 6322
Mobile: +852 9316 8576
E-mail: sharis.siu@hillandknowlton.com.hk

Ellen Chan
Tel: +852 2894 6213
Mobile: +852 6370 4060
E-mail: ellen.chan@hillandknowlton.com.hk

Consolidated Income Statement
For the year ended 31 December 2007

	2007 US$'000	2006 US$'000
Revenue	**1,177,292**	620,444
Bunkers, port disbursements, other charges and amounts payable to other pool members	**(476,819)**	(275,668)
Time charter equivalent earnings	**700,473**	344,776
Direct costs	**(315,951)**	(215,807)
General and administrative expenses	**(17,798)**	(12,291)
Other operating income	**87,907**	13,699
Other operating expenses	**(103,228)**	(18,930)
Gain on disposal of property, plant and equipment	**137,437**	23,787
Operating profit	**488,840**	135,234
Finance costs	**(24,103)**	(26,831)
Share of profits less losses of jointly controlled entities	**8,284**	3,024
Profit before taxation	**473,021**	111,427
Taxation	**(889)**	(1,135)
Profit for the year	**472,132**	110,292
Attributable to		
Shareholders	**472,125**	110,292
Minority interest	**7**	-
	472,132	110,292
Dividends	**243,571**	78,407
Earnings per share for profit attributable to shareholders		
Basic	**US 30.05 cents**	US 8.33 cents
Diluted	**US 30.00 cents**	US 8.28 cents

Consolidated Balance Sheet
As at 31 December 2007

	2007 US$'000	2006 US$'000
Non-current assets		
Property, plant and equipment	**755,865**	741,014
Land use rights	**419**	427
Goodwill	**36,426**	25,256
Interests in jointly controlled entities	**19,543**	15,299
Derivative assets	**10,885**	11
Trade and other receivables	**10,662**	11,968
	833,800	793,975
Current assets		
Inventories	**27,312**	15,643
Derivative assets	**25,327**	1,481
Financial assets at fair value through profit or loss	**20,046**	-
Trade and other receivables	**98,316**	45,554
Cash and cash equivalents	**649,535**	63,242
	820,536	125,920
Current liabilities		
Derivative liabilities	**28,582**	11,209
Trade and other payables	**96,374**	69,894
Current portion of long term borrowings	**23,627**	23,881
Taxation payable	**1,548**	1,698
	150,131	106,682
Net current assets	**670,405**	19,238
Total assets less current liabilities	**1,504,205**	813,213
Non-current liabilities		
Derivative liabilities	**-**	1,636
Long term borrowings	**636,638**	326,584
	636,638	328,220
Net assets	**867,567**	484,993
Equity		
Capital and reserves attributable to shareholders		
Share capital	**158,403**	155,785
Retained profits	**480,907**	145,048
Other reserves	**227,826**	184,160
	867,136	484,993
Minority interest	**431**	-
Total equity	**867,567**	484,993

PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
N4	March 11, 2008	Pacific Basin awarded the Best Performing Ship Management Company Award

Pacific Basin Shipping Limited

Pacific Basin awarded the Best Performing Ship Management Company Award

We are pleased to announce that Pacific Basin Shipping (HK) Limited has been awarded the "Best Performing Ship Management Company in Tokyo & Paris MOUs Port State Control Inspection" Award 2008 by the **Hong Kong Shipping Register** for the outstanding results achieved by our fleet in the Port State Inspections in 2007.



HONG KONG SHIPPING REGISTER
香港船舶註冊

"Best Performing Ship Management Company in Tokyo & Paris MOUs Port State Control Inspection" Award 2008

to

Pacific Basin Shipping (H.K.) Limited

Roger Freeman TUPPER



PACIFIC BASIN SHIPPING LIMITED

Item No.	Date	Document
R1	July 10, 2008	Press Release -Pacific Basin Acquires Options to Purchase Two Newbuilding Roll On Roll Off Cargo Vessels

Pacific Basin Shipping Limited

Press Release

Pacific Basin acquires options to purchase two newbuilding roll on roll off cargo vessels

Hong Kong, July 10, 2008 – **Pacific Basin Shipping Limited** ("Pacific Basin" or "the Company"; SEHK: 2343), one of the world's leading dry bulk shipping companies, announced today that it has signed binding purchase option contracts with the Grimaldi Group in respect of two roll on roll off cargo vessels to be built at Hyundai Mipo, a major Korean shipyard, for delivery in the second and fourth quarters of 2010. Grimaldi are one of the largest operators of this type of vessel in the world. If the purchase options are exercised, as the Company intends, the total consideration will be approximately US$174 million.

These vessels are of similar size and type to the four newbuildings which the company already has on order from the A.P. Moller-Maersk owned Odense Steel Shipyard in Denmark. The addition of two further vessels to the Pacific Basin's roll on roll off fleet will enable the Company to develop its position in an attractive shipping sector with good demand prospects, an ageing world fleet (42% of vessels are aged 25 years or over), a small orderbook (comprising less than 20% of the existing fleet) and a requirement for premium service levels. These are all features that originally attracted Pacific Basin to the handysize bulker business.

Ships of this type are predominantly in service in Asia Minor (Turkey) and Europe but Pacific Basin sees excellent, longer term prospects for roll on roll off vessels in the Far East and South East Asia, where the long coast lines of China, Vietnam and short cross sea routes between other fast-growing nations of the region are potentially well suited to roll on roll off services. The recent increase in oil prices promises to significantly improve the attractiveness of modern, fuel-efficient tonnage at the expense of older ships.

Pacific Basin is concurrently continuing to grow its position as one of the world's largest operators of modern handysize drybulk tonnage. The Company has a fleet of 101 bulkers on the water of which 34 are owned or on finance lease, 46 are on long term charter (including 11 with purchase options) and 21 are on short term charter. In addition the Company has newbuilding contracts for 12 bulk carriers, of which 3 deliver in 2008, 6 deliver in 2009 and 3 deliver in 2011.

The Company will publish its 2008 interim results on August 4, 2008. In the meantime, for further information on the Company, please visit www.pacificbasin.com.

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About Pacific Basin

Pacific Basin Shipping Limited is one of the world's leading dry bulk shipping companies. (www.pacificbasin.com)

The Company specializes in providing high service shipping services for a broad range of dry bulk commodities which include forestry products, cement, minerals, iron ore, grains, fertilisers and scrap steel from resource-rich regions such as Australia, New Zealand, West Coast North America and South East Asia to high commodity consumption countries such as Japan, China, and South Korea.

Pacific Basin has a global presence with its headquarters in Hong Kong and offices in Shanghai, Beijing, Nanjing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

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For further information, please contact:

The Company

Klaus Nyborg
Tel : +852 2233 7003
Mobile : +852 6013 0075
E-mail : knyborg@pacbasin.com

Emily Lau
Tel : +852 2233 7054
Mobile : +852 9843 6557
E-mail : elau@pacbasin.com

Hill & Knowlton Asia Ltd

Rebecca Ng
Tel: +852 2894 6216
Mobile: +852 6772 9109
E-mail: rebecca.ng@hillandknowlton.com.hk

Christy Lee
Tel: +852 2894 6254
Mobile: +852 6181 8496
E-mail: christy.lee@hillandknowlton.com.hk

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